QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 14, 2008

Registration No. 333-[                        ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST CHESTER COUNTY CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	6712 (Primary Standard Industrial Classification Code Number)	23-2288763 (I.R.S. Employer Identification No.)

9 North High Street
West Chester, PA 19380
(484) 881-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John A. Featherman, III
Chairman and Chief Executive Officer
First Chester County Corporation
9 North High Street
West Chester, PA 19380
(484) 881-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Richard A. Schaberg, Esquire Thacher Proffitt & Wood LLP 1700 Pennsylvania Avenue, N.W., Suite 800 Washington, D.C. 20006	James M. Deitch Chairman and CEO American Home Bank, National Association 3840 Hempland Road Mountville, PA 17554-1500	Patricia A. Gritzan, Esquire Saul Ewing LLP Centre Square West 1500 Market Street, 38th Floor Philadelphia, PA 19102

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this Registration Statement and upon completion of the merger described in the enclosed document.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, par value $1.00 per share	1,055,625	N/A	$18,113,204	$712

(1)
Represents the estimated maximum number of shares of common stock of the Registrant to be issued in connection with the Agreement and Plan of Merger among First Chester County Corporation, First National Bank of Chester County, and American Home Bank, National Association. In accordance with Rule 416, under the Securities Act of 1933, this Registration Statement shall also register any additional shares of Registrant's common stock that may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
In accordance with Rule 457(f) under the Securities Act of 1933, and solely for the purposes of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate value of the estimated maximum number of shares of American Home Bank common stock to be exchanged in the merger for common stock of the registrant, based on the book value of $10.81 per share of American Home Bank common stock as of August 31, 2008.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated October 14, 2008

PROXY STATEMENT FOR A SPECIAL MEETING OF SHAREHOLDERS OF AMERICAN HOME BANK	PROSPECTUS OF FIRST CHESTER COUNTY UP TO 1,055,625 SHARES OF COMMON STOCK

Merger Proposal—Your Vote Is Very Important

To: The Shareholders of American Home Bank, National Association

         You are cordially invited to attend a special meeting of shareholders of American Home Bank, National Association to be held at [location] on [date] at [time], local time. At the special meeting, you will be asked to consider and vote upon a proposal to approve a merger agreement under which American Home Bank will merge with and into First National Bank of Chester County, the wholly-owned banking subsidiary of First Chester County Corporation.

         If the merger agreement is approved, each share of American Home Bank common stock will be converted into the right to receive either $11.00 in cash or 0.70 shares of First Chester County common stock, subject to adjustment, plus cash in lieu of fractional shares. Subject to election and proration procedures described in this document, you will be entitled to elect to receive your merger consideration in the form of First Chester County common stock, cash or a combination of both. All elections are subject to adjustment to ensure that approximately 10% of the outstanding shares of American Home Bank common stock will be converted into the right to receive cash, and approximately 90% of the outstanding shares of American Home Bank common stock will be converted into the right to receive First Chester County common stock. The actual aggregate merger consideration value payable to the American Home Bank shareholders depends upon the market value of First Chester County common stock on the date of the merger and the actual number of shares of American Home Bank common stock converted into First Chester County common stock as opposed to cash.

         First Chester County common stock is traded on the Over-The-Counter Bulletin Board under the symbol "FCEC.OB." On October 13, 2008, the closing price of First Chester County common stock was $13.51 per share. Based on that price, the market value of 0.70 shares of First Chester County common stock would be $9.46.

         The merger cannot be completed unless the merger agreement is approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of American Home Bank common stock entitled to vote at the special meeting. American Home Bank's board of directors unanimously approved the merger agreement and has recommended that American Home Bank's shareholders vote "FOR" approval of the merger agreement. American Home Bank's directors, who collectively hold approximately 17.0% of the outstanding shares of AHB common stock, have agreed in writing to vote in favor of the merger agreement.

         This document serves as the proxy statement for the American Home Bank special meeting and the prospectus for the shares of First Chester County common stock to be issued in the merger, and includes detailed information about the special meeting, the merger and the documents related to the merger. We urge you to read this entire proxy statement/prospectus, including the discussion in the section titled "Risk Factors," beginning on page 19.

         You have "dissenters' rights" as described beginning on page 81.

         Your vote is important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed postage-paid envelope. The failure to vote will have the same effect as a vote against approval of the merger agreement.

                        Sincerely,

                        James M. Deitch
                        Chairman and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of First Chester County common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of First Chester County common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the FDIC or any other governmental agency.

         This Proxy statement/prospectus is dated                        , 2008, and is first being mailed to American Home Bank shareholders on or about                        , 2008.

 How to Obtain More Information

        First Chester County has historically provided its shareholders with quarterly and annual reports. You can obtain free copies of this information through the Securities and Exchange Commission website at http://www.sec.gov or by writing or calling:

      John C. Stoddart
      Shareholder Relations Officer
      First Chester County Corporation
      9 North High Street
      West Chester, PA 19380
      (484) 881-4706

        American Home Bank has historically provided its shareholders with annual reports. You can obtain free copies of this information by writing or calling:

      Dennis E. Kluck
      Chief Financial Officer and Secretary
      American Home Bank, National Association
      3840 Hempland Road
      Mountville, PA 17554-1500
      (717) 285-6400

        In order to obtain timely delivery of the documents, you must request the information no later than [7 days before the meeting date].

3840 Hempland Road
Mountville, PA 17554

Notice of Special Meeting of Shareholders

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of American Home Bank will be held at [location] on [date] at [time], local time, for the following purposes:

  1.
  To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of September 18, 2008, by and among First Chester County Corporation, First National Bank of Chester County and American Home Bank, National Association, as amended pursuant to Amendment to Agreement and Plan of Merger, dated as of October 14, 2008 (collectively referred to herein as the "merger agreement"), a copy of which is attached as Annex A;

  2.
  To consider and vote upon a proposal to adjourn or postpone the special meeting, if necessary, to allow American Home Bank time to solicit additional votes in favor of the merger agreement; and

  3.
  To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

        Abstentions and broker non-votes will be counted as shares present for purpose of determining a quorum, but will not be counted as votes for or against the merger. However, abstentions and broker non-votes will have the same effect as votes against the merger.

        American Home Bank shareholders have the right under the national banking laws to dissent from the merger agreement and the transactions contemplated thereby.

        The American Home Bank board of directors has fixed the close of business on                    , 2008, as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. The American Home Bank board of directors recommends that you vote "FOR" approval of the merger agreement and "FOR" the adjournment or postponement proposal. The directors of American Home Bank, who collectively hold approximately 17.0% of the outstanding shares of American Home Bank common stock, have agreed in writing to vote in favor of approval of the merger agreement.

        Your vote is important regardless of the number of shares you own. The affirmative vote of the holders of at least two-thirds of the outstanding shares of American Home Bank common stock entitled to vote is required to approve the merger agreement.

        Whether or not you plan to attend the special meeting, the American Home Bank board of directors urges you to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted, if you are unable to attend. If you are a shareholder whose shares are registered in "street name," you will need additional documentation from your broker in order to vote personally at the special meeting.

By Order of the Board of Directors,
James M. Deitch Chairman and Chief Executive Officer

Mountville, Pennsylvania
                        , 2008

i

Annex A	Agreement and Plan of Merger, dated as of September 18, 2008, by and among First Chester County Corporation, First National Bank of Chester County and American Home Bank, National Association, including Exhibits, and Amendment to Agreement and Plan of Merger, dated as of October 14, 2008
Annex B	Opinion of Sandler O'Neill & Partners, L.P.
Annex C	Opinion of The Kafafian Group, Inc.
Annex D	Statutes Regarding Dissenters' Rights

ii

 Questions and Answers about the Merger

Q-1:
Why am I receiving this document?

A:
You are receiving this document because First Chester County, First National Bank, and American Home Bank signed an Agreement and Plan of Merger, dated as of September 18, 2008, which provides, among other things, for the merger of American Home Bank with and into First National Bank, First Chester County's banking subsidiary, and the conversion of each share of American Home Bank common stock outstanding immediately prior to the consummation of the merger into the right to receive either $11.00, in cash, or 0.70 shares of First Chester County common stock, subject to adjustment, plus cash in lieu of fractional shares.

Q-2:
What is the purpose of this document?

A:
This document serves as both a proxy statement of American Home Bank and a prospectus of First Chester County. As a proxy statement, it is provided to you because the American Home Bank board of directors is soliciting your proxy for use at the American Home Bank special meeting of shareholders called to consider and vote on the merger agreement. As a prospectus, it is provided to you because First Chester County is offering to exchange shares of its common stock for shares of American Home Bank common stock in the merger.

Q-3:
Why are First Chester County and American Home Bank proposing to merge?

A:
The boards of directors of First Chester County and American Home Bank believe that a combination of the two companies will create a stronger entity that will allow American Home Bank to continue to grow its mortgage-banking business and will create a new income stream for First Chester County. Each board of directors believes the merger provides an opportunity for each company to capitalize on its assets in the short-term and strengthen their prospects for the continued growth over the long-term. The merger also involves certain risks, which are described under "Risk Factors," beginning on page     .

Q-4:
What does the American Home Bank Board of Directors recommend?

A:
The American Home Bank board of directors has approved the merger agreement and believes that the merger is in the best interests of American Home Bank and its shareholders. Accordingly, the American Home Bank board of directors recommends that its shareholders vote "FOR" the proposal to approve the merger agreement.

The American Home Bank board of directors also recommends that its shareholders vote "FOR" the adjournment or postponement proposal.

Q-5:
When do First Chester County and American Home Bank expect the merger to be completed?

A:
First Chester County and American Home Bank expect to complete the merger on or about December 31, 2008, provided that all of the conditions to the merger are fulfilled, including obtaining the approval of American Home Bank shareholders and applicable regulatory agencies. There is no assurance that First Chester County and American Home Bank will obtain the necessary shareholder approval or that the other conditions precedent to the merger can or will be satisfied by that date or at all.

Q-6:
What will I receive in the merger?

A:
You may elect to receive, either 0.70 shares of First Chester County common stock, $11.00 in cash (each subject to adjustment as described in this proxy statement/prospectus), or a combination of both stock and cash, for each of your shares of American Home Bank common stock. Notwithstanding such an election, the total number of shares of First Chester County common stock that will be exchanged for American Home Bank common stock will equal

  1,055,625, subject to adjustment. This means that approximately 90% of American Home Bank's outstanding common stock will be exchanged for First Chester County common stock and approximately 10% of American Home Bank's outstanding common stock will be exchanged for cash. Therefore, if too many or too few American Home Bank shareholders elect to receive First Chester County common stock, American Home Bank shareholders will have their elections either increased or reduced according to a pro rata formula.

  First Chester County will not issue any fractional shares of common stock. Rather, First Chester County will pay cash (without interest) for any fractional share interest that you would otherwise be entitled to receive in the merger. See "The Merger—Terms of the Merger—What You Will Receive," beginning on page     .

Q-7:
How do I make an election to receive stock or cash for my stock?

A:
No less than 40 days prior to completion of the merger, unless otherwise agreed by the parties, Registrar and Transfer Company, First Chester County's exchange agent, will mail to you an election form and other transmittal materials, which include instructions and the deadline date for making your election as to the form of consideration you prefer to receive in the merger. The election form will permit you to elect to receive First Chester County common stock, cash, or a combination of First Chester County common stock and cash for your shares of American Home Bank common stock, subject to certain limitations. Please pay special attention to these materials since failure to follow the instructions may mean that you will not receive the consideration you desire. An election will be properly made only if the exchange agent receives a properly executed transmittal form by the deadline date. The election deadline has not been determined. However, the deadline will be clearly stated in the election materials that will be delivered to you.

Q-8:
What happens if I fail to make an election to receive First Chester County common stock or cash?

A:
If you fail to make a timely election, you will receive First Chester County common stock, cash or a combination of common stock and cash, depending on the elections made by other American Home Bank shareholders.

Q-9:
What happens if I fail to submit a properly completed and executed election form?

A:
If you fail to submit a properly completed and executed election form, you will receive First Chester County common stock, cash or a combination of common stock and cash, depending on the elections made by other American Home Bank shareholders.

Q-10:
Are there regulatory or other conditions to the merger occurring?

A:
Yes. The Office of the Comptroller of the Currency, the Federal Reserve Board and the Pennsylvania Department of Banking must approve the merger. As of the date of this document, appropriate applications or notices for approval have been filed with the Office of the Comptroller of the Currency, the Federal Reserve Board and the Pennsylvania Department of Banking. Completion of the merger is also subject to certain other conditions as described in "The Merger—Terms of the Merger—Conditions to the Merger," beginning on page     .

Q-11:
What vote is required to approve the merger agreement?

A:
The merger agreement must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of American Home Bank common stock who are entitled to vote on the merger agreement.

Q-12:
Do I have rights to dissent from the merger?

A:
Yes. Under the national banking laws, you have the right to dissent from the merger agreement and the merger and to receive a payment in cash for the value of your shares of American Home Bank common stock. To perfect your dissenters' rights, you must precisely follow the required statutory procedures as explained in "The Merger—Rights of Dissenting Shareholders," beginning on page     , and the information attached at Annex D, or you will lose your dissenters' rights. You are also encouraged to consult with your own legal advisor as to your appraisal rights under the national banking laws.

Q-13:
What do I need to do now?

A:
After you have carefully read these materials, indicate on the attached proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed postage-paid envelope as soon as possible so that your shares may be represented and voted at the American Home Bank special meeting.

At a later time, you will need to complete the election form that will be mailed by First Chester County's exchange agent. If you do not return the election form by the deadline stated in such form you will lose the right to choose the type of consideration you will receive. As a result, you will receive First Chester County common stock, cash or a combination of common stock and cash, depending on the elections of other American Home Bank shareholders.

Q-14:
Should I send in my stock certificates now?

A:
No. You should not send in you stock certificates at this time. You will receive instructions from First Chester County's exchange agent at a later time. See "The Merger—Terms of the Merger—Election and Exchange Procedures," beginning on page     . Please do not send any stock certificates to American Home Bank, First Chester County or Registrar and Transfer Company, the exchange agent, until you receive instructions.

Q-15:
Can I change my vote after I have mailed my signed proxy card?

A:
Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a later-dated, signed proxy card before American Home Bank's special meeting. Second, you may revoke your proxy by written notice (which you could personally deliver at the special meeting) delivered at any time prior to the vote on the merger agreement. You should deliver this notice to Dennis E. Kluck, Chief Financial Officer and Secretary, American Home Bank, National Association, 3840 Hempland Road, Mountville, PA 17554-1500. Third, you may attend the American Home Bank special meeting and notify the Secretary that you revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q-16:
What are the tax consequences of the merger to American Home Bank shareholders?

A:
In general, for United States federal income tax purposes, you will not recognize a gain or loss on the exchange of your American Home Bank stock for First Chester County common stock. If you receive only cash in exchange for your American Home Bank common stock, you will recognize gain or loss on the transaction, and if you receive a combination of cash and First Chester County common stock in exchange for your American Home Bank common stock, you will typically recognize gain (but not loss) on the transaction. Furthermore, you may have to recognize a gain in connection with cash received in lieu of fractional shares of First Chester County common stock.

American Home Bank shareholders are urged to consult their tax advisor for a full understanding of the tax consequences of the merger to them since tax matters are very complicated and in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See "The Merger—Certain Federal Income Tax Consequences," beginning on page     .

Q-17:
What happens if my American Home Bank stock certificates are held by my broker?

A:
If you do not have stock certificates but hold shares of American Home Bank common stock in "street name," you should contact your broker. Your broker will vote your shares on the proposal to approve the merger agreement and the adjournment or postponement proposal, only if you provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares.

Q-18:
Whom should I call with questions or to obtain additional copies of this document?

A:
If you have questions about the special meeting or if you need additional copies of this document, you should contact:

      Dennis E. Kluck
      Chief Financial Officer and Secretary
      American Home Bank, National Association
      3840 Hempland Road
      Mountville, PA 17554-1500
      (717) 285-6400

 Summary

        This summary highlights selected information from this document. It does not contain all of the information that may be important to you. You should carefully read this entire document before you decide how to vote. It will give you a more complete description of the proposed transaction. Page references in this summary are provided to direct you to more complete descriptions of the topics provided elsewhere in these materials. As used in this proxy statement/prospectus, the terms "FCCC" and "AHB" refer to First Chester County Corporation and American Home Bank, National Association, respectively, on a consolidated basis, inclusive of all of their respective subsidiaries, unless the context is clear that such reference is intended to mean only First Chester County Corporation or American Home Bank, National Association, as the case may be.

Special meeting to be held                        ,                         , 2008 (see page     ).

        American Home Bank will hold a special meeting of shareholders on                        ,                         , 2008, at [time], local time, at [insert address] , Pennsylvania. The American Home Bank board of directors has set the close of business on                        , 2008 as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. On the record date, there were                         shares of American Home Bank common stock outstanding.

Matters to be considered at the special meeting (see page     ).

        At the meeting, you will be asked to vote on a proposal to approve the merger agreement providing for the merger of American Home Bank with and into First National Bank, and on a proposal to adjourn or postpone the meeting to solicit additional proxies, if necessary, in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement, and any other business that properly arises during the special meeting or any adjournment or postponement thereof. A copy of the merger agreement is attached to this document as Annex A.

Organization and operation after the merger (see page            ).

        Under the terms of the merger agreement, First Chester County will acquire American Home Bank by merging American Home Bank with and into its wholly-owned subsidiary, First National Bank. American Home Bank will cease to exist as a separate entity. Upon completion of the merger, First National Bank will continue to operate American Home Bank's mortgage-banking business as a division of First National Bank operation and staff and will continue to operate that division for at least two years.

The companies (see page     for First Chester County and page    for American Home Bank).

  First Chester County Corporation
  9 North High Street
  West Chester, PA 19380
  Telephone: (484) 881-4000
   http://www.1nbank.com

        First Chester County is a Pennsylvania business corporation and a registered financial holding company headquartered in West Chester, Pennsylvania. First Chester County was founded in 1863. First Chester County became the bank holding company for First National Bank on September 13, 1984, with First National Bank becoming the wholly-owned subsidiary of First Chester County.

        Through its banking subsidiary, First Chester County is engaged in commercial banking as authorized by the National Bank Act. This involves accepting time, demand, and savings deposits and making secured and unsecured commercial, real estate and consumer loans. Additionally, First National

Bank also provides personal and corporate trust and agency services to individuals, corporations, and others, including trust investment accounts, investment advisory services, mutual funds, estate planning, and management of pension and profit sharing plans.

        As of June 30, 2008, First Chester County had total consolidated assets of $976.1 million, total deposits of $729.3 million, net loans of $778.1 million, and total shareholders' equity of $68.6 million.

        First Chester County common stock is listed and traded on the Over-The-Counter Bulletin Board under the symbol "FCEC.OB."

  American Home Bank, National Association
  3840 Hempland Road
  Mountville, PA 17554-1500
  Telephone: (717) 285-6400
   http://www.bankahb.com

        Originally established in 2001, American Home Bank is a national banking association whose deposits are insured by the Federal Deposit Insurance Corporation. American Home Bank is engaged in full service community banking business, with a primary focus on mortgage-banking activities.

        American Home Bank's mortgage-banking activities include providing mortgages and associated products to customers and selling most of those mortgages into the secondary market on a servicing related basis. American Home Bank retains the servicing on a portion of the loans that it sells to Freddie Mac. The sourcing of mortgage loans is conducted through a direct, retail delivery channel comprised of retail loan offices, affiliated business arrangements with builders and realtors, and a wholesale lending operation. The wholesale operation sources loans through relationships with unrelated mortgage brokers.

        Within American Home Bank's community banking business, particular attention and emphasis is given to the needs of individuals and small to mid-sized businesses, and delivery of financial products and services that are offered by many larger competitors. Products and services include traditional deposit products, a variety of consumer and commercial loans, residential and commercial mortgage and construction loans, wire transfer services, and Internet banking and similar services.

        As of June 30, 2008, American Home Bank had total consolidated assets of $268.1 million, net loans of $120.3 million, excluding mortgage loans held for sale of $76.7 million, total deposits of $208.6 million and total shareholders' equity of $16.9 million.

        American Home Bank common stock is not listed or traded on any market or exchange.

You may elect to receive cash, shares of First Chester County common stock or a combination of cash and stock (see page     ).

        You may choose to exchange some or all of your shares for cash and some or all of your shares for First Chester County common stock, subject to the limitations described below. An election form will be sent to you separately from this proxy statement/prospectus, which will ask your preference for cash and/or stock. You will have until the deadline specified in the election form to make your election and return your election form. The election deadline has not been determined. However, the deadline will be clearly stated in the election materials that will be delivered to you.

        If you do not return a properly completed and executed election form by the election deadline, your shares will be deemed undesignated and the consideration you receive will be based upon what the other shareholders have elected. Complete information on the election procedure can be found in the section entitled "The Merger—Terms of the Merger—Election and Exchange Procedures," beginning on page                        . You should note that, in general, if and to the extent that you receive cash, the value of the consideration you will receive $11.00 per share of American Home Bank common stock, subject to adjustment. However, if you receive First Chester County common stock as consideration, the value of the shares you receive will not be determined until just prior to closing and may be higher or lower than $11.00 per share of American Home Bank common stock.

        In addition, subject to adjustment, 1,055,625 shares of First Chester County common stock will be exchanged for shares of American Home Bank common stock. This means that approximately 90% of the outstanding shares of American Home Bank common stock will be exchanged for First Chester County common stock. In the event that the holders of American Home Bank common stock elect to receive stock in excess of 1,055,625 shares of First Chester County common stock, those persons will receive a portion of their merger consideration in the form of cash. Conversely, in the event that the holders of American Home Bank common stock elect to receive cash so that less than 1,055,625 shares of First Chester County common stock would be issued, those persons will receive a portion of their merger consideration in the form of First Chester County common stock.

        Thus, you may not receive exactly the form of consideration that you elect, and you may receive a pro rata amount of cash and First Chester County common stock even if you elect to receive all cash or all stock. See "The Merger—Terms of the Merger—Election and Exchange Procedures" and "The Merger—Terms of the Merger—Allocation of FCCC Common Stock and Cash," beginning on pages                         and                         , respectively.

The federal income tax consequences of the merger to you will be dependent upon the type of merger consideration received (see page     ).

        The federal income tax consequences of the transaction to you will depend upon the merger consideration you receive. In general, if you exchange your shares of American Home Bank common stock solely for cash, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the cash you receive and your adjusted tax basis in your American Home Bank common stock. If you receive solely First Chester County common stock in exchange for your American Home Bank common stock, you generally will not recognize any gain or loss for federal income tax purposes. However, you generally will have to recognize gain or loss in connection with cash received in lieu of fractional shares of First Chester County common stock. If you receive a combination of cash and First Chester County common stock in the transaction, you generally will not recognize loss but will recognize gain, if any, to the extent of any cash received.

The American Home Bank board of directors recommends shareholder approval (see page     ).

        The American Home Bank board of directors believes that the merger is in the best interests of American Home Bank and recommends that you vote "FOR" approval of the merger agreement.

Consideration is fair from a financial point of view according to American Home Bank's financial advisor (see page     ).

        Sandler O'Neill & Partners, L.P. delivered a written opinion to the American Home Bank board of directors that, as of September 18, 2008, and subject to the qualifications and limitations on the review by Sandler O'Neill in rendering its opinion, the consideration for which shares of American Home Bank common stock will be exchanged in the merger is fair from a financial point of view to American Home Bank shareholders. The opinion is attached to this document as Annex B. You should read the entire opinion carefully in connection with your consideration of the proposed merger. The opinion is directed at American Home Bank's board of directors and does not constitute a recommendation to any holder of American Home Bank common stock as to how any shareholder should vote on any of the proposals to be considered at the special meeting. Pursuant to an engagement letter between American Home Bank and Sandler O'Neill, American Home Bank has agreed to pay Sandler O'Neill a fee, a substantial portion of which is payable only upon completion of the merger.

Consideration is fair from a financial point of view according to First Chester County's financial advisor (see page     ).

        The Kafafian Group, Inc. delivered a written opinion to the First Chester County board of directors that, as of September 18, 2008, and subject to the qualifications and limitations on the review by The Kafafian Group in rendering its opinion, the consideration to be paid in exchange for American Home Bank common stock is fair from a financial point of view to First Chester County shareholders. The opinion is attached to this document as Annex C. The opinion is directed to First Chester County's board of directors and does not constitute a recommendation to any holder of American Home Bank common stock as to how any shareholder should vote on any of the proposals to be considered at the special meeting. Pursuant to an engagement letter between First Chester County and The Kafafian Group, First Chester County has agreed to pay The Kafafian Group a fee, a substantial portion of which is payable only upon completion of the merger.

The affirmative vote of at least two-thirds of the outstanding shares of American Home Bank common stock on the record date,                         , 2008 is required for approval of the merger agreement (see page     ).

        The affirmative vote of at least two-thirds of the outstanding shares of American Home Bank common stock on the record date,                        , 2008 is required for approval of the merger agreement. Each holder of shares of American Home Bank common stock outstanding on the record date will be entitled to one vote for each share held of record. Because the vote required for approval of the merger agreement is a percentage of all outstanding shares of American Home Bank common stock, abstentions and broker non-votes will have the same effect as votes against the merger agreement.

The affirmative vote of a majority of the shares voted at the special meeting is required to approve the adjournment or postponement of the meeting to solicit additional proxies (see page     ).

        The affirmative vote of a majority of the shares voted at the special meeting is required to approve the adjournment or postponement of the meeting to solicit additional proxies. Abstentions and broker non-votes will be counted as shares present for purposes of determining a quorum if present, but will not be counted as votes for or against, or affect the outcome of the vote on, the adjournment or postponement proposal.

The American Home Bank directors and Franklin Financial Services Corporation have agreed to vote in favor of the merger agreement (see page     ).

        The American Home Bank directors with sole or shared voting power over 284,591 shares of American Home Bank common stock, or approximately 17.0% of the shares of American Home Bank common stock outstanding, have agreed, in writing, to vote all shares of American Home Bank common stock for which they have sole voting power, and their proportionate interest of shares over which they have shared voting power, in favor of the merger agreement. Franklin Financial, holding 356,708 shares of American Home Bank common stock, or approximately 21.3% has agreed, in writing, to vote its shares of American Home Bank common stock in favor of the merger agreement at the meeting and against any action or proposal that is intended, or could reasonably be expected, to impede, interfere with, delay, or adversely affect the transactions contemplated by the merger agreement.

American Home Bank directors and management may have interests in the merger that differ from your interests (see page     ).

        The directors and executive officers of American Home Bank may have interests in the merger as directors and employees that are different from your interests as an American Home Bank shareholder.

These interests include, among others, provisions in the merger agreement regarding one board position on the First Chester County and First National Bank boards after completion of the merger, indemnification and directors and officers insurance for the directors, and eligibility to participate in various First Chester County employee benefit plans. In addition, James M. Deitch, American Home Bank's Chairman and Chief Executive Officer, and Anna R. Smith, American Home Bank's President and Chief Operating Officer and a director of American Home Bank, have entered into employment agreements with First Chester County and First National Bank that provide them with other benefits if the merger is completed.

        American Home Bank's board of directors was aware of these interests and considered them in approving, and recommending that American Home Bank shareholders vote in favor of approving the merger agreement.

Regulatory approvals must be obtained and other conditions must be satisfied before the merger will be completed (see page     ).

        First Chester County's and American Home Bank's obligations to complete the merger are subject to various conditions that are usual and customary for this kind of transaction, including obtaining approval from the Office of the Comptroller of the Currency, the Federal Reserve Board and the Pennsylvania Department of Banking. As of the date of this document, appropriate applications for approval have been filed.

        In addition to the required regulatory approvals, First Chester County's and American Home Bank's respective obligations to complete the merger are subject to additional conditions, including the following:

  •
  American Home Bank shareholders approve the merger agreement;

  •
  Each party receives opinions from its counsel or independent certified public accountants that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code;

  •
  Holders of not more than twenty percent (20%) of the issued and outstanding shares of American Home Bank common stock shall have perfected their dissenter's rights;

  •
  Neither party has suffered or is reasonably likely to suffer a "material adverse effect" (as such term is defined in the merger agreement); and

  •
  Subject to applicable materiality standards, the other party has not breached any of its representations or obligations under the merger agreement.

        The merger agreement, attached to this document as Annex A and the additional summary, beginning on page     , describes other conditions that must be met before the merger may be completed.

Amendment or termination of the merger agreement is possible (see page     ).

        American Home Bank and First Chester County can agree to amend the merger agreement in any way, except that after the merger agreement is approved by American Home Bank shareholders, no amendment shall be made that by law requires further approval by American Home Bank shareholders without obtaining such approval.

        American Home Bank and First Chester County may agree to terminate the merger agreement and not complete the merger at any time before the merger is completed. Each party also may unilaterally terminate the merger agreement in certain circumstances including:

  •
  The merger is not completed on or prior to April 30, 2009, if the failure to complete the merger by that date is not due to a breach of the merger agreement by the party seeking to terminate it.

  •
  A final denial of a required regulatory approval, if the failure to obtain regulatory approval is not due to a breach of the merger agreement by the party seeking to terminate it.

  •
  A party has materially breached any representation, warranty, covenant or agreement in the merger agreement and such breach or breaches would be reasonably expected, individually or in the aggregate with other breaches, to result in a material adverse effect on the breaching party, and such breach or breaches cannot be or have not been remedied within 30 days after written notice of such breach or breaches, if the breach or breaches were not by the terminating party.

  •
  If American Home Bank's shareholders do not approve the merger agreement.

        American Home Bank may terminate the merger agreement:

  •
  At anytime prior to the date of the mailing of this proxy statement/prospectus, if American Home Bank concurrently enters into a superior proposal, as defined in and in compliance with the merger agreement.

        First Chester County may terminate the merger agreement:

  •
  At any time prior to the American Home Bank special meeting of shareholders, if American Home Bank breaches the provisions of the merger agreement restricting American Home Bank's ability to solicit and accept alternative transactions in a way materially adverse to First Chester County Corporation;

  •
  If the American Home Bank board of directors withdraws, changes, or modifies its recommendation to American Home Bank shareholders for approval of the merger agreement;

  •
  If the American Home Bank board of directors recommends approval of an alternative acquisition proposal; or

  •
  If American Home Bank materially breaches its obligations under the merger agreement by failing to call, give notice of, convene and hold the special meeting.

        Generally, the party seeking to terminate cannot itself be in violation of the merger agreement.

The parties must pay termination fees if the merger agreement is terminated under certain circumstances (see page     ).

        American Home Bank must pay First Chester County Corporation a termination fee in the amount of $900,000 if the merger agreement is terminated:

  •
  By American Home Bank because it entered into a superior proposal to be acquired;

  •
  By First Chester County because American Home Bank breached the provisions of the merger agreement restricting American Home Bank's ability to solicit and accept alternative transactions in a way materially adverse to First Chester County;

  •
  By First Chester County because the American Home Bank board of directors withdraws, changes, or modifies its recommendation to American Home Bank shareholders for approval of the merger agreement;

  •
  By First Chester County because the American Home Bank board of directors recommends approval of an alternative acquisition proposal; or

  •
  By First Chester County because American Home Bank materially breaches its obligations under the merger agreement by failing to call, give notice of, convene and hold the special meeting.

        American Home Bank must pay First Chester County a termination fee in the amount of $500,000 if the merger agreement is terminated by First Chester County because American Home Bank has materially breached any representation, warranty, covenant or agreement in the merger agreement and such breach would be reasonably expected, individually or in the aggregate with other breaches, to result in a material adverse effect on American Home Bank, and such breach or breaches cannot be or have not been remedied within 30 days after written notice of such breach.

        First Chester County must pay American Home Bank a termination fee in the amount of $500,000 if the merger agreement is terminated by American Home Bank because First Chester County has materially breached any representation, warranty, covenant or agreement in the merger agreement and such breach would be reasonably expected, individually or in the aggregate with other breaches, to result in a material adverse effect on First Chester County, and such breach or breaches cannot be or have not been remedied within 30 days after written notice of such breach.

Rights of First Chester County shareholders differ from those of American Home Bank shareholders (see page     ).

        When the merger is completed, American Home Bank shareholders who receive First Chester County common stock as consideration in the merger will become First Chester County shareholders. The rights of First Chester County shareholders differ from the rights of American Home Bank shareholders in certain important ways. Many of these have to do with provisions in First Chester County's articles of incorporation and bylaws that differ from those of American Home Bank. Some of these provisions are intended to make a takeover of First Chester County more difficult if First Chester County's board of directors does not approve it.

You will have dissenters' rights (see page     and Annex D).

        You will be entitled to receive cash payment of the fair value of your shares if the reorganization is completed if you:

  •
  Do not vote in favor of approval of the merger agreement; and

  •
  Comply with the requirements of law concerning dissenters' rights of appraisal.

        Because American Home Bank will merge with and into First National Bank, as required by the national banking laws, any shareholder of American Home Bank who has voted against the merger agreement at the special meeting or has given written notice at or prior to the annual meeting to the Chairman and Chief Executive Officer of American Home Bank that he or she dissents from the merger agreement, will be entitled to receive the value of his or her shares of common stock of American Home Bank held by him or her at the time the merger is approved by the Office of Comptroller of Currency upon written request made to First Chester County at any time before thirty (30) days after the date of consummation of the merger, accompanied by the surrender of his or her share certificates.

        Please also refer to "Special Meeting of Shareholders—Voting your Shares; Abstentions; Broker Non-Votes," beginning on page     for information about how to vote on the merger agreement. In particular, you may find the information on page                        about how to revoke your proxy useful if you decide that you wish to claim dissenters' rights of appraisal but have already executed a proxy marked in favor of the merger. For information about the number of shares owned by management, which are likely to be voted in favor of the merger agreement, please refer to "Information with Respect to American Home Bank—Stock Ownership of Principal Shareholders and Management," beginning on page     . This information may provide you with an indication of the likelihood that the merger agreement will be approved.

 Market Price and Dividend Information

        First Chester County common stock is listed and trades on the Over-The-Counter Bulletin Board under the symbol "FCEC.OB." As of September 30, 2008, there were 5,187,229 shares of First Chester County common stock outstanding, which were held by approximately 935 holders of record. The number of shareholders does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

        American Home Bank common stock is not listed or traded on any market or exchange. American Home Bank common stock is traded in privately negotiated transactions. As of September 30, 2008 there were 1,675,596 shares of American Home Bank common stock outstanding, which were held by approximately 175 holders of record.

        The following table shows, for the indicated periods, the high and low sales prices bid quotations for First Chester County common stock, as reported on the Over-The-Counter Bulletin Board, and dividends declared per share of First Chester County, and the high and low sales prices on actual trades for American Home Bank common stock, known to American Home Bank's management. American Home Bank has not declared any cash dividends to date.

	First Chester County			American Home Bank
	High	Low	Dividend Declared	High		Low		Dividend Declared
2008
First Quarter	$18.00	$16.91	$0.140	$11.00		$11.00		N/A
Second Quarter	17.25	14.60	0.140	N/A	*	N/A	*	N/A
Third Quarter	15.75	13.50	0.140	N/A	*	N/A	*	N/A
Fourth Quarter (through October 13, 2008)	13.51	13.51		N/A	*	N/A	*	N/A
2007
First Quarter	$21.35	$20.01	$0.135	$13.50		$13.50		N/A
Second Quarter	21.25	19.75	0.135	12.50		12.00		N/A
Third Quarter	20.25	17.35	0.135	13.00		12.50		N/A
Fourth Quarter	18.75	17.10	0.140	12.50		11.00		N/A
2006
First Quarter	$22.00	$18.75	$0.135	$13.00		$13.00		N/A
Second Quarter	23.00	21.12	0.135	13.50		13.50		N/A
Third Quarter	22.75	20.10	0.135	N/A	*	N/A	*	N/A
Fourth Quarter	22.75	20.80	0.135	N/A	*	N/A	*	N/A

*
No shares of American Home Bank common stock traded during the periods indicated.

        On September 18, 2008, the last full trading day before the public announcement of the execution of the merger agreement, and on October 13, 2008 the latest practicable trading day before the date of this document, the high, low and closing bid quotations for First Chester County common stock were as follows:

	September 18, 2008			October 13, 2008
	High	Low	Closing	High	Low	Closing
First Chester County Common Stock	$15.25	$14.75	$15.25	$13.51	$13.51	$13.51

        No shares of American Home Bank common stock were traded on September 18, 2008 or on October 13, 2008 the last practicable trading day before the date of this document. The last trade of American Home Bank common stock occurred on January 10, 2008 at a price of $11.00 per share.

 Market Value of Securities

        The following table sets forth the historical market value per share of First Chester County common stock, the historical market value per share of American Home Bank common stock and the equivalent market value per share of American Home Bank common stock on September 18, 2008 (the last business day preceding public announcement of the merger) and October 13, 2008 (the latest practicable trading day before the date of this document). The equivalent market value per share of American Home Bank common stock indicated in the table is shown assuming an all cash election and an all stock election. The equivalent market value per share of an all stock election is based upon an assumed exchange ratio of 0.70 shares of First Chester County common stock multiplied by the closing sales price of First Chester County common stock on the specified date, as reported on the Over-The-Counter Bulletin Board. The equivalent market value per share of American Home Bank common stock of a cash election is the fixed cash consideration of $11.00 per share. See "The Merger—Terms of the Merger—What You Will Receive," beginning on page     .

		American Home Bank
	First Chester County Historical	American Home Bank Historical		Equivalent Market Value of Stock Election	Equivalent Market Value of Cash Election
September 18, 2008	$15.25	$11.00	*	$10.68	$11.00
October 13, 2008	$13.51	$11.00	*	$9.46	$11.00

*
No shares of American Home Bank common stock were traded on September 18, 2008 or on October 13, 2008. The last trade of American Home Bank common stock occurred on January 10, 2008 at a price of $11.00 per share.

 Selected Historical Financial Data of First Chester County

        The following is a summary of consolidated financial information with respect to First Chester County as of and for the fiscal years ended December 31, 2007, 2006, 2005, 2004, and 2003 and as of the six months ended June 30, 2008 and 2007. The results for the six months ended June 30, 2008 and 2007 are not necessarily indicative of the results to be expected for the full year. This information is derived from, and should be read in conjunction with, First Chester County's consolidated financial statements and the accompanying notes and "Information with Respect to First Chester County Corporation—Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which can be found elsewhere in this proxy statement/prospectus. In the opinion of management of First Chester County, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for or as of the six month interim periods have been made.

	As of And For the Years Ended December 31,					For the Six Months Ended June 30,
	2007	2006	2005	2004	2003	2008	2007
						(Unaudited)
	(Dollars in Thousands, except per share data)
BALANCE SHEET
Assets	$914,781	$872,094	$845,534	$805,872	$689,533	$976,150	$951,624
Gross loans and leases	743,440	694,343	664,276	618,005	511,249	786,548	720,530
Investment securities	97,977	88,714	97,088	140,029	130,729	114,855	92,690
Deposits	704,898	724,668	696,097	663,018	577,314	729,346	794,206
Borrowings	130,849	77,061	84,365	81,929	55,543	168,567	86,070
Stockholders' equity	67,979	63,262	58,677	55,402	51,750	68,641	63,717
Allowance for loan and lease losses	7,817	8,186	8,123	6,816	5,541	8,433	8,059
Wealth Management assets(1)	591,297	562,952	561,030	555,644	550,217	557,016	566,031
STATEMENTS OF INCOME
Interest income	$56,436	$52,202	$44,604	$37,518	$33,533	$27,873	$27,846
Interest expense	24,973	20,037	13,579	7,863	7,154	11,846	12,192

Net interest income	31,463	32,165	31,025	29,655	26,379	16,027	15,654
Provision for loan and lease losses	80	3	1,382	1,164	2,519	660	—

Net interest income after provision for loan and lease losses	31,383	32,162	29,643	28,491	23,860	15,367	15,654
Non-interest income	11,787	9,212	9,325	9,313	11,506	5,629	5,190
Non-interest expense	32,570	31,153	30,557	29,213	27,400	16,453	16,432

Income before income taxes	10,600	10,221	8,411	8,591	7,966	4,543	4,412
Income taxes	2,931	2,886	1,900	2,430	2,161	1,181	1,258

Net income	$7,669	$7,335	$6,511	$6,161	$5,805	$3,362	$3,154

PER SHARE DATA(2)
Net income per share (Basic)	$1.49	$1.42	$1.28	$1.24	$1.18	$0.65	$0.61
Net income per share (Diluted)	1.47	1.40	1.24	1.19	1.14	0.65	0.60
Cash dividends declared	0.545	0.540	0.525	0.505	0.493	0.280	0.270
Book Value	13.17	12.28	11.45	11.04	10.42	13.23	12.31
Weighted average shares Outstanding (basic)	5,160,607	5,160,340	5,104,745	4,980,584	4,924,819	5,181,955	5,156,886

Weighted average shares Outstanding (diluted)	5,219,940	5,249,200	5,240,497	5,174,926	5,082,166	5,202,278	5,222,362

PERFORMANCE RATIOS
Return on Average Assets	0.86%	0.86%	0.79%	0.81%	0.88%	0.69%	0.71%
Return on Average Equity	11.84%	11.85%	11.48%	11.59%	11.48%	9.72%	9.94%
Average Equity to Average Assets	7.22%	7.22%	6.86%	7.00%	7.66%	7.10%	7.16%
Dividend payout ratio	36.62%	37.98%	40.93%	41.05%	41.93%	43.19%	44.12%

(1)
These assets are managed by the Wealth Management Division of First National Bank and are not assets of First National Bank or First Chester County.

(2)
All per share data has been retroactively adjusted for stock dividends.

 Selected Historical Financial Data of American Home Bank

        The following is a summary of consolidated financial information with respect to American Home Bank as of and for the fiscal years ended December 31, 2007, 2006, 2005, 2004, and 2003 and as of and for the six months ended June 30, 2008 and 2007. The results for the six months ended June 30, 2008 and 2007 are not necessarily indicative of the results to be expected for the full year. This information is derived from, and should be read in conjunction with, American Home Bank's consolidated financial statements and the accompanying notes and "Information with Respect to American Home Bank—Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which can be found elsewhere in this proxy statement/prospectus. In the opinion of management of American Home Bank, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for or as of the six month interim periods have been made.

	As of And For the Years Ended December 31,					For the Six Months Ended June 30,
	2007	2006	2005	2004	2003	2008	2007
						(Unaudited)
	(Dollars in Thousands, except per share data)
BALANCE SHEET
Assets	$266,358	$181,718	$163,214	$166,796	$128,234	$268,090	$189,249
Gross loans	122,218	107,099	113,450	98,020	83,214	121,689	108,441
Mortgage loans held for sale	99,034	21,806	16,800	37,800	15,450	76,708	26,095
Investment securities	7,508	13,517	2,991	2,485	6,502	7,185	13,161
Deposits	178,358	152,976	135,887	133,541	95,569	208,600	158,136
Borrowings	66,750	9,500	8,500	13,000	14,745	38,800	11,500
Shareholders' equity	16,966	16,649	16,787	16,041	13,847	16,919	17,002
Allowance for loan losses	1,249	1,278	1,087	1,015	880	1,404	1,278
STATEMENTS OF INCOME
Interest income	$11,999	$11,196	$8,561	$6,442	$4,797	$7,613	$5,442
Interest expense	8,476	6,967	4,296	2,672	2,112	5,099	3,793

Net interest income	3,523	4,229	4,265	3,770	2,685	2,514	1,649
Provision for loan losses	200	325	130	145	471	180	—

Net interest income after provision for loan and lease losses	3,323	3,904	4,135	3,625	2,214	2,334	1,649
Non-interest income	20,505	18,560	13,910	8,464	14,172	11,950	9,115
Non-interest expense	24,133	22,709	18,187	12,096	15,526	14,184	10,882

Income (loss) before income taxes benefit	(305)	(245)	(142)	(7)	860	100	(118)
Income tax benefit	—	—	426	—	—	—	—
Income (loss) from discontinued operations	—	—	291	(646)	—	—	—

Net income (loss)	$(305)	$(245)	$575	$(653)	$860	$100	$(118)

PER SHARE DATA
Net income (loss) per share (Basic)	$(0.18)	$(0.15)	$0.35	$(0.41)	$0.61	$0.06	$(0.07)
Net income (loss) per share (Diluted)	(0.18)	(0.15)	0.28	(0.41)	0.51	0.05	(0.07)
Cash dividends declared	—	—	—	—	—	—	—
Book Value	10.13	9.96	10.08	10.06	9.82	10.10	10.16
Weighted average shares Outstanding (basic)	1,674,024	1,671,763	1,665,300	1,595,103	1,410,143	1,675,596	1,673,878

Weighted average shares Outstanding (diluted)	2,109,189	2,097,931	2,067,717	1,977,269	1,675,644	2,041,761	2,113,378

PERFORMANCE RATIOS
Return on Average Assets	(0.16)%	(0.13)%	0.35%	(0.41)%	0.84%	0.08%	(0.14)%
Return on Average Equity	(1.82)%	(1.45)%	3.47%	(4.10)%	6.38%	1.19%	(1.41)%
Average Equity to Average Assets	8.65%	9.25%	9.95%	9.88%	13.16%	6.57%	9.58%

 Selected Unaudited Pro Forma Combined Financial Information

        The following table shows information about the financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger. This information is called unaudited pro forma financial information in this document. The information under "Pro Forma Combined Income Statement" in the table below gives effect to the pro forma results for the six months ended June 30, 2008. The information under "Selected Pro Forma Combined Balance Sheet Items" in the table below assumes the merger was completed on June 30, 2008. The pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available financial information of First Chester County and American Home Bank. See "The Merger—Accounting Treatment," beginning on page     .

        The unaudited pro forma combined financial information includes adjustments to reflect the assets and liabilities of American Home Bank at their estimated fair values at or near June 30, 2008. Such adjustments are subject to further adjustment as additional information becomes available and as additional analyses are performed. The pro forma financial information is presented for illustrative purposes only and does not include any assumptions regarding the possible impact of revenue enhancements, asset dispositions or share repurchases.

        The information presented below should be read together with the historical consolidated financial statements of First Chester County and American Home Bank, including the related notes, found elsewhere in this proxy statement/prospectus and together with the historical consolidated financial data for First Chester County and American Home Bank and the other pro forma financial information, including the related notes, appearing elsewhere in this document, "Unaudited Pro Forma Combined Financial Information," beginning on page     . The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

        In addition, as explained in more detail in the accompanying notes to the unaudited pro forma financial information found elsewhere in this proxy statement/prospectus, the allocation of the purchase price reflected in the Selected Unaudited Pro Forma Combined Financial Information is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the merger based upon changes in the balance sheet including fair value estimates.

As of or for the Six Months Ended June 30, 2008
(in thousands)
Pro Forma Combined Income Statement
Total interest income	$35,459
Total interest expense	16,700

Net interest income	18,759
Provision for loan losses	840

Net interest income after provision for loan losses	17,919
Total non-interest income	17,579
Total non-interest expense	30,637

Income before taxes	4,861
Income tax	1,255

Net income	$3,606

Selected Pro Forma Combined Balance Sheet Items
Investment securities	$125,153
Loans, net(1)	975,000
Total assets	1,245,261
Deposits	938,363
Borrowings	192,214
Stockholders' equity	83,912

    (1)
    Includes loans held for sale of $76,708, and allowance for loan and lease losses of $9,837.

 Comparative Per Share Data

        First Chester County and American Home Bank historical and the unaudited pro forma combined First Chester County and American Home Bank equivalent per share financial data for the six months ended June 30, 2008 is presented below. This information should be considered together with the financial statements and related notes of First Chester County and American Home Bank and with the unaudited pro forma combined financial data included under "Unaudited Pro Forma Combined Financial Information" found elsewhere in this proxy statement/prospectus.

As of or for the Six Months Ended June 30, 2008
First Chester County Common Stock
Book value per share
Historical	$13.23
Pro forma combined	$13.44
Cash dividends declared per share
Historical	$0.28
Pro forma combined(1)	$0.28
Basic net income per share
Historical	$0.65
Pro forma combined	$0.58
Diluted net income per share
Historical	$0.65
Pro forma combined	$0.58
American Home Bank Common Stock
Book value per share
Historical	$10.10
Pro forma equivalent(2)	$9.41
Cash dividends declared per share
Historical	$0.00
Pro forma equivalent(2)	$0.20
Basic net income per share
Historical	$0.06
Pro forma equivalent	$0.58
Diluted net income per share
Historical	$0.05
Pro forma equivalent	$0.58

    (1)
    First Chester County pro forma combined cash dividends declared per share represent historical dividends per share for First Chester County.

    (2)
    The American Home Bank pro forma equivalent per share amounts are calculated by multiplying the First Chester County pro forma combined per share amounts by the exchange ratio of 0.70.

 Risk Factors

        In considering whether to approve the merger agreement and whether to elect to convert your shares of American Home Bank common stock into cash or First Chester County common stock (subject to the merger agreement), you should consider carefully the risks described below, in addition to the other information included in this document.

Risk Factors Related to the Merger

The merger must be approved by multiple governmental agencies that may impose conditions that could delay closing, reduce the merger consideration or burden the future operations of AHB and FCCC after completion of the merger.

        Neither American Home Bank nor First Chester County is obligated to complete the merger if various regulatory approvals are not obtained. Before the merger may be completed, approvals or consents must be obtained from the Federal Reserve Board, the Office of the Comptroller of Currency and the Pennsylvania Department of Banking. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. Although First Chester County and American Home Bank do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be. If any conditions or changes are imposed on the parties by these governmental authorities, this could have the effect of delaying completion of the merger or imposing additional costs on the parties which may result in an adjustment to the amount of cash and stock paid for shares of American Home Bank in the merger. See "The Merger—Terms of the Merger—Adjustment of Exchange Ratio and Price Per Share," beginning on page     .

First Chester County may fail to realize all of the anticipated benefits of the merger.

        The success of the merger will depend, in part, on First Chester County's ability to realize the anticipated benefits and cost savings from combining the businesses of First Chester County and American Home Bank. However, to realize these anticipated benefits and cost savings, First Chester County must successfully combine the businesses of First Chester County and American Home Bank. If First Chester County is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Combining American Home Bank into First Chester County may be more difficult, costly or time-consuming than expected.

        First Chester County and American Home Bank have operated, and, until the completion of the consolidation, will continue to operate, independently. The integration process could result in the loss of key employees, the disruption of each company's ongoing business, inconsistencies in standards, controls, procedures and policies that adversely affect either company's ability to maintain relationships with clients and employees or achieve the anticipated benefits of the consolidation. As with any consolidation of financial institutions, there also may be disruptions that cause First Chester County and American Home Bank to lose customers or cause customers to withdraw their deposits from American Home Bank or First National Bank, or other unintended consequences that could have a material adverse effect on First Chester County's results of operations or financial condition.

Due to accounting rule changes, failure to complete the merger by December 31, 2008 will result in additional charges for First Chester County in 2009.

        On December 4, 2007, the Financial Accounting Standards Board issued a revised version of Financial Accounting Standard No. 141 ("FAS 141(R)"), which addresses accounting for business combinations. Prior to the effective date of FAS 141(R), the costs of an acquisition—such as legal, consulting, banking and other professional fees related to an acquisition—have been and will be capitalized as part of the purchase price of the transaction. After December 31, 2008, when FAS 141(R) will become effective for First Chester County, transaction-related costs of an acquisition must be expensed during the period in which they are incurred. Accordingly, if the merger is not completed until after December 31, 2008, transaction related costs will be expensed, and First Chester County's earnings will be reduced accordingly.

The issuance of First Chester County common stock in connection with the merger could decrease the market price of First Chester County common stock.

        First Chester County will issue up to 1,055,625 shares of First Chester County common stock, or approximately 16.9% of the number of outstanding shares of First Chester County common stock taking into account such issuance, to American Home Bank shareholders in the merger. The issuance of these additional shares of First Chester County common stock may result in a reduction in the price per share of First Chester County common stock.

The unaudited pro forma financial data included in this document is preliminary and First Chester County's actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial data included in this document.

        The unaudited pro forma financial data in this document are presented for illustrative purposes only and are not necessarily indicative of what the combined company's actual financial position or results of operations would have been had the merger been completed on the dates indicated. This data reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to First Chester County's net assets. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of American Home Bank as of the date of the completion of the merger. In addition, subsequent to the merger completion date, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document. See "Selected Unaudited Pro Forma Combined Financial Information," beginning on page     for more information.

The fairness opinion obtained by American Home Bank from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the merger.

        The fairness opinion of Sandler O'Neill & Partners, L.P., American Home Bank's financial advisor, does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Changes in the operations and prospects of First Chester County or American Home Bank, general market and economic conditions and other factors which may be beyond the control of First Chester County and American Home Bank, and on which the fairness opinion was based, may alter the value of First Chester County or American Home Bank or the prices of shares of First Chester County common stock or American Home Bank common stock by the time the merger is completed.

American Home Bank's directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of American Home Bank shareholders.

        Executive officers of American Home Bank and First Chester County negotiated the terms of the merger agreement, and American Home Bank's and First Chester County's boards of directors unanimously approved this agreement. In considering these facts and the other information contained in this document, you should be aware that certain American Home Bank executive officers and directors are expected to receive certain benefits in connection with the merger, including the entry into employment agreements with Mr. Deitch and Ms. Smith, a seat on the boards of directors of First Chester County and First National Bank for Mr. Deitch, and, for all directors and executive officers who hold options or warrants, the vesting of unvested stock options and the assumption of stock options by First Chester County, and the cash-out of warrants. See "The Merger-Financial Interests of AHB Directors and Executive Officers in the Merger," beginning on page     for more information.

American Home Bank shareholders may not receive the form of merger consideration they elect.

        In the event that American Home Bank shareholders oversubscribe for the available shares of First Chester County common stock, those American Home Bank shareholders electing to receive First Chester County common stock will have the amount of stock they selected reduced on a pro rata basis and will receive a portion of their consideration in the form of cash. In the event that American Home Bank shareholders undersubscribe for the available shares of First Chester County common stock, those American Home Bank shareholders electing to receive cash will have the amount of cash they selected reduced on a pro rata basis and will receive a portion of their consideration in the form of First Chester County common stock. The pro rata allocation process will be administered by First Chester County's exchange agent according to a formula designed to ensure that approximately 90% of American Home Bank shares are exchanged for First Chester County shares and approximately 10% are exchanged for cash. Accordingly, at the time American Home Bank shareholders vote on the proposal to approve the merger agreement, they will not know the form of merger consideration that they will receive, regardless of their election prior to the merger. To the extent that American Home Bank shareholders receive a portion of the merger consideration in a form that they did not elect, they also will not know at the time of their election the complete tax consequences that will result upon the exchange of their shares of American Home Bank common stock. See "The Merger—Certain Federal Income Tax Consequences," beginning on page     .

Because the market price of First Chester County common stock may change prior to the completion of the merger, American Home Bank shareholders cannot be sure of the market value of the First Chester County common stock that they will receive in the merger.

        The market price of First Chester County common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of First Chester County and are not necessarily related to a change in the financial performance or condition of First Chester County. As a result of changes in the stock price of First Chester County, the market value of shares of First Chester County common stock that an American Home Bank shareholder receives in the merger will increase or decrease correspondingly with increases or decreases in the market price of First Chester County common stock prior to and as of the date the merger consideration is exchanged. There can be no assurance that the value of the First Chester County common stock that American Home Bank shareholders receive in the merger will be substantially equivalent to the cash merger consideration of $11.00 per share, or that it will be substantially equivalent to the market price of First Chester County common stock at the time American Home Bank shareholders vote to approve the merger agreement.

The merger agreement limits American Home Bank's ability to pursue alternative transactions to the merger and requires American Home Bank to pay a termination fee if it does.

        The merger agreement prohibits American Home Bank and its directors, officers, representatives and agents from soliciting, authorizing the solicitation of or subject to very narrow exceptions, entering into discussions with any third party regarding alternative acquisition proposals. The prohibition limits American Home Bank's ability to pursue offers that may be superior from a financial point of view from other possible acquirers. If American Home Bank receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by First Chester County and the merger agreement is terminated, American Home Bank would be required to pay a $900,000 termination fee.

After the merger is completed, American Home Bank shareholders who receive First Chester County common stock for some or all of their shares of American Home Bank common stock will become First Chester County shareholders and will have different rights that may be less advantageous than their current rights.

        Upon completion of the merger, American Home Bank shareholders who receive First Chester County common stock for some or all of their shares of American Home Bank common stock will become First Chester County shareholders. Differences in American Home Bank's articles of incorporation and bylaws and First Chester County's articles of incorporation and bylaws will result in changes to the rights of American Home Bank shareholders who become First Chester County shareholders. For more information, see "Comparison of the Shareholders' Rights," beginning on page     . A shareholder of American Home Bank may conclude that his, her or its current rights under American Home Bank's articles of incorporation and bylaws are more advantageous than the rights they may have as a First Chester County shareholder under First Chester County's articles of incorporation and bylaws.

American Home Bank's shareholders will have less influence as shareholders of First Chester County than as shareholders of American Home Bank.

        American Home Bank's shareholders currently have the right to vote in the election of the board of directors of American Home Bank and on other matters affecting American Home Bank. After the merger, the shareholders of American Home Bank as a group will own approximately 17% of First Chester County. When the merger occurs, each American Home Bank shareholder who receives shares of First Chester County common stock will become a shareholder of First Chester County with a percentage ownership of the combined organization much smaller than such shareholder's percentage ownership of American Home Bank. Because of this, American Home Bank's shareholders will have less influence on the management and policies of First Chester County than they now have on the management and policies of American Home Bank.

Risk Factors Related to First Chester County's Business

Adverse changes in the economic conditions in First Chester County's market area could materially and negatively affect First Chester County's business.

        Substantially all of First Chester County's business is with consumers and small to mid-sized companies located within Chester and Delaware Counties, Pennsylvania. First Chester County's business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond its control. A deterioration in economic conditions, whether caused by national, regional or local concerns, including an economic slowdown in southeastern Pennsylvania, could result in the following consequences, any of which could materially harm First Chester County's business and operating results:

  •
  customer's credit quality may deteriorate;

  •
  loan delinquencies and losses may increase;

  •
  problem assets and foreclosures may increase;

  •
  fluctuations in the value of, or impairment losses with respect to, investment securities;

  •
  need to increase our allowance for loan and lease losses, thus reducing net income;

  •
  more non-accrual loans may reduce net income;

  •
  demand for our products and services may decrease;

  •
  competition for low cost or non-interest bearing deposits may increase; and

  •
  collateral securing loans may decline in value.

Competitive pressures from banks, financial services companies and other companies offering banking services could negatively impact First Chester County's business.

        First Chester County conducts banking operations primarily in southeastern Pennsylvania. Increased competition in its market area may result in reduced loans and deposits, a decline in loan growth and/or loan margins, high customer turnover, and lower interest rate margins. First Chester County may not be able to compete successfully against current and future competitors. Many competitors in its market area, including national banks, regional banks and other community banks, offer the same banking services as it offers. First Chester County also faces competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. These competitors often have greater resources than it does, affording them competitive advantages, including the ability to maintain numerous banking locations and ATMs and conduct extensive promotional and advertising campaigns.

Changes in interest rates could reduce First Chester County's net interest margin and net interest income.

        First Chester County's income and cash flows and the value of its assets and liabilities depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These interest rates are highly sensitive to many factors which are beyond First Chester County's control, including general economic conditions and policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board and the Office of Comptroller of Currency. Changes in monetary policy, including changes in interest rates, will influence the origination and market value of loans and investment securities and the amounts paid on deposits. If First Chester County is unable to timely adjust its interest rates on its loans and deposits in response to any such changes in monetary policy, its earnings could be adversely affected. If the rate of interest First Chester County pays on its deposits, borrowings, and other interest-bearing liabilities increases faster than the rate of interest it earns on its loans, investments and other interest-earning assets, its net interest income, and therefore its earnings will decrease. Conversely, First Chester County's earnings could also be adversely affected if the interest rates on its loans or other investments decline more quickly than those on its deposits and other borrowings.

Significant increases in interest rates may affect customer loan demand and payment habits.

        Significant increases in market interest rates, or the perception that an increase may occur, could adversely impact First Chester County's ability to generate new variable interest rate loans. An increase in market interest rates may also adversely affect the ability of adjustable rate borrowers to meet repayment obligations, thereby causing non-performing loans and loan charge-offs to increase.

First Chester County may experience lower net interest income if its loan growth exceeds that of deposit growth requiring it to obtain other sources of funds at higher costs.

        First Chester County's growth strategy depends upon generating an increasing level of loans while maintaining a low level of loan losses. As First Chester County's loans grow, it is necessary for the deposits to grow at a comparable pace in order to avoid the need for it to obtain other sources of loan funds at higher costs. If First Chester County's loan growth exceeds the deposit growth, it may have to obtain other sources of funds at higher costs, thus reducing its net interest income.

If First Chester County's allowance for loan and lease losses is not adequate to cover actual or estimated future loan and lease losses, its earnings may decline.

        First Chester County maintains an allowance for loan and lease losses to provide for loan defaults and non-performance by borrowers of its obligations. Its allowance for loan and lease losses may not be adequate to cover actual or estimated future loan and lease losses and future provisions for loan and lease losses could materially and adversely affect its operating results. First Chester County's allowance for loan and lease losses is based on prior experience, as well as an evaluation of risks in the current portfolio. However, losses may exceed First Chester County's current estimates. The amount of future losses is susceptible to changes in economic, operating and other conditions that may be beyond First Chester County's control, including changes in interest rates, changes in borrowers' creditworthiness and the value of collateral securing loans and leases. Additionally, as First Chester County's loan and lease portfolios grow, it may need to take additional provision expense to ensure that the allowance remains at levels deemed appropriate by Management for the size and quality of portfolio. Federal regulatory agencies review First Chester County's loans and allowance for loan and lease losses and may require it to increase its allowance. While First Chester County believes that its allowance for loan and lease losses is adequate to cover its anticipated losses, it cannot assure that will be the case or that it will not further increase the allowance for loan and lease losses or that regulators will not require it to increase the allowance. Either of these occurrences could materially affect First Chester County's earnings.

Adverse changes in the market value of securities and investments that First Chester County manages for others may negatively affect the growth level of its non-interest income.

        First Chester County provides a broad range of trust and investment management services for estates, trusts, agency accounts, and individual and employer sponsored retirement plans. Fees for such services are typically based upon a percentage of the market value of such funds under management. The market value of such securities and investments may decline for a variety of factors, many of which are outside First Chester County's control. Any such adverse changes in the market value of the securities and investments could negatively impact First Chester County's non-interest income generated from providing these services.

Expansion of First Chester County's branch network may increase its expenses without proportionate increases in income.

        First Chester County continues to look for appropriate locations to open new branches. Such opportunities are attractive as a means to obtain additional core deposits and increase its customer base for new loans and services. However, the costs of opening a new branch may reduce its earnings before the benefits of the new branch are realized. First Chester County's decisions to open new branches are based upon demographic information and assumptions regarding the suitability of a particular location. There can be no assurance that such assumptions will be accurate and fully achievable.

First Chester County's branch locations may be negatively affected by changes in regional and local demographics.

        First Chester County has strategically selected locations for its branches based upon regional and local demographics. Any unanticipated changes in such demographics may impact First Chester County's ability to reach or maintain profitability at its branch locations. Changes in regional and local demographics may also affect the relative benefits of certain branch locations and Management may be required to reduce the number and/or locations of its branches, which may result in unanticipated expenses.

Changes in the regulatory environment may adversely affect First Chester County's business or the ability of First National Bank to pay dividends to First Chester County.

        The banking industry is highly regulated and First Chester County is subject to extensive state and federal regulation, supervision, and legislation. First Chester County is subject to regulation and supervision by the Board of Governors of the Federal Reserve System, the Offices of the Comptroller of the Currency, and the Securities and Exchange Commission and the FDIC. Laws restricting its activities include, but are not limited to, the Gramm-Leach-Blilely Act, the Bank Secrecy Act, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Bank Holding Company Act, the Community Reinvestment Act, the USA Patriot Act and the Real Estate Settlement Procedures Act. These laws may change from time to time, and new laws may be enacted, any of which may limit First Chester County's ability to offer new products and services, obtain financing, attract deposits, and originate loans. Any changes to these laws may adversely affect loan demand, credit quality, consumer spending and saving habits, interest rate margins, FDIC assessments, and operating expenses, thus negatively affecting its results of operations and financial condition. In addition, if First National Bank is restricted in its ability to pay dividends to First Chester County, First Chester County's ability to pay dividends to its shareholders or to meet its financial obligations may be impaired.

Technology costs, new product development, and marketing costs may exceed First Chester County's expectations and negatively impact its profitability.

        The financial services industry is constantly undergoing technological changes in the types of products and services provided to customers to enhance customer convenience. First Chester County's future success will depend upon its ability to address the changing technological needs of its customers. First Chester County has invested a substantial amount of resources to update its technology. Its investment in such technology seeks to increase overall efficiency and improve accessibility to customers. First Chester County is also investing in the expansion of bank branches, improvement of operating systems, and the development of new marketing initiatives. The benefits of such investments may not be achieved as quickly as anticipated, or at all. The costs of implementing technological changes, new product development, and marketing costs may exceed First Chester County's expectations and negatively impact its results of operations and profitability.

Changes to financial accounting standards may affect First Chester County's reported results of operations.

        First Chester County prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP is subject to the rules and interpretations of the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on First Chester County's reported results and may even affect its reporting of transactions completed before a change is announced. Accounting rules affecting many aspects of First Chester County's business, including rules relating to accounting for business combinations, asset impairment, revenue recognition, restructuring or disposal of long-lived assets and stock option grants have recently been revised or are currently under review. Changes to those rules or current interpretation of those rules may have a material adverse effect on First Chester County's reported financial results or on the way it conducts its business.

If First Chester County fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud.

        If First Chester County fails to maintain an effective system of internal controls, fails to correct any issues in the design or operating effectiveness of internal controls over financial reporting, or fails to prevent fraud, its shareholders could lose confidence in its financial reporting, which could harm its business and the trading price of its Common Stock.

First Chester County's common stock is thinly traded.

        First Chester County's common stock is traded on the Over-the-Counter Bulletin Board under the symbol FCEC.OB. First Chester County's common stock is thinly traded compared to larger, more widely known companies in the banking industry. There can be no assurance that a more active trading market for First Chester County's common stock will develop. As a result, a First Chester County shareholder may be unable to sell large blocks of First Chester County common stock in short time periods or the market price per share may be reduced.

Risk Factors Related to American Home Bank's Business

        Following the merger, First National Bank will establish a division comprised of American Home Bank's current mortgage-banking operation. American Home Bank's business is subject to substantially all of the risk factors set forth above for First Chester County. Consequently, the following risk factors should be read in conjunction with the First Chester County risk factors above. The following risk factors specifically relate to American Home Bank's current business and the American Home Bank division following the merger.

Weakness in the real estate market, including the secondary residential mortgage loan markets, has adversely affected American Home Bank and may adversely affect the American Home Bank division of First Chester County following the merger.

        Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of many mortgage loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans that American Home Bank holds, mortgage loan originations and profits on sale of mortgage loans, or adversely affecting American Home Bank's customers' ability to repay their loans. Declining real estate prices and higher interest rates have caused higher delinquencies and losses on certain mortgage loans. These trends could continue. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of job losses, interest rate resets on adjustable rate mortgage loans or other factors could have further adverse effects on borrowers that result in higher delinquencies, greater charge-offs, and increased demands for repurchases, indemnification claims or litigation in future periods, which could adversely affect American Home Bank's financial condition or results of operations.

American Home Bank could be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could harm liquidity, results of operations and financial condition.

        When American Home Bank sells mortgage loans, whether as whole loans or pursuant to a securitization, American Home Bank is required to make customary representations and warranties to the purchasers about the mortgage loans and the manner in which they were originated. American Home Bank's whole loan sale agreements require American Home Bank to repurchase or substitute mortgage loans in the event American Home Bank breaches any of these representations or warranties.

In addition, American Home Bank may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. Likewise, American Home Bank is required to repurchase or substitute mortgage loans if American Home Bank breaches a representation or warranty in connection with its securitizations. The remedies available to American Home Bank against the originating broker or correspondent may not be as broad as the remedies available to a purchaser of mortgage loans against American Home Bank, and American Home Bank faces the further risk that the originating broker or correspondent may not have the financial capacity to perform remedies that otherwise may be available to American Home Bank. Therefore, if a purchaser enforces its remedies, American Home Bank may not be able to recover its losses from the originating broker or correspondent. If repurchase and indemnity demands increase, American Home Bank's liquidity, results of operations and financial condition will be adversely affected.

American Home Bank's dependence on certain relationships, such as with Freddie Mac, could adversely affect American Home Bank's business.

        The secondary mortgage markets are currently experiencing unprecedented disruptions resulting from reduced investor demand for mortgage loans and mortgage-backed securities and increased investor yield requirements for those loans and securities. In addition, American Home Bank has a substantial relationship with Freddie Mac, including loan sales that are material to American Home Bank's business. A significant portion of the conventional loans that American Home Bank originates or purchases qualify for inclusion in guaranteed mortgage securities backed by Freddie Mac. A substantial reduction in the volume of loans that Freddie Mac agrees to purchase or the loss of other material financial benefits American Home Bank receives from Freddie Mac could have a material adverse effect on American Home Bank's results of operation and financial condition. As a government-sponsored enterprise, Freddie Mac is subject to extensive regulation and oversight by governmental agencies. On September 7, 2008, Freddie Mac was placed under the conservatorship of the Federal Housing Finance Agency, Freddie Mac's principal regulator. Substantial changes in Freddie Mac's business and operations are anticipated to occur as a result of such event. This event, together with changes in regulations or the occurrence of other events that adversely impact the business, operations or prospects of Freddie Mac could have a material adverse effect on American Home Bank's business, operations or prospects.

The scope of American Home Bank's residential mortgage loan production exposes it to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels in the United States.

        Because American Home Bank is authorized to originate, purchase and service mortgage loans in all 50 states, it must comply with the laws and regulations, as well as judicial and administrative decisions, for all of these jurisdictions, in addition to an extensive body of federal law and regulations. The volume of new or modified laws and regulations has increased in recent years, and individual cities and counties in the United States have begun to enact laws that restrict certain loan origination, acquisition and servicing activities in those cities and counties. The laws and regulations are different, complex and, in some cases, in direct conflict with each other or contain vague standards or requirements, which make compliance efforts challenging.

        American Home Bank's failure to comply with these laws can lead to:

  •
  civil and criminal liability:

  •
  loss of licenses and approvals;

  •
  damage to its reputation in the industry;

  •
  inability to sell or securitize its loans, or otherwise raise capital;

  •
  demands for indemnification or loan repurchases from purchasers of its loans;

  •
  fines and penalties and litigation, including class action lawsuits;

  •
  administrative enforcement actions;

  •
  additional regulatory burdens, restrictions, or other changes to American Home Bank's business model;

  •
  claims that an allegedly non-compliant loan is rescindable or unenforceable; and

  •
  damage to the reputation of American Home Bank or the American Home Bank division of First National Bank,

any of which could have a material adverse effect on American Home Bank's business, operations or prospects.

American Home Bank relies on other companies to provide key components of its business infrastructure.

        Third parties provide key components of American Home Bank's business infrastructure, such as banking services, processing, and Internet connections and network access. Any disruption in such services provided by these third parties or any failure of these third parties to handle current or higher volumes of use could adversely affect American Home Bank's ability to deliver products and services to clients and otherwise to conduct business. Technological or financial difficulties of a third party service provider could adversely affect American Home Bank's business to the extent those difficulties result in the interruption or discontinuation of services provided by that party. American Home Bank may not be insured against all types of losses as a result of third party failures and American Home Bank's insurance coverage may be inadequate to cover all losses resulting from system failures or other disruptions. Failures in American Home Bank's business infrastructure could interrupt the operations or increase the costs of doing business.

Significant legal actions could subject American Home Bank to substantial liabilities or litigation costs.

        American Home Bank is currently involved in various claims and legal actions related to its operations. In general, such matters are believed to be ordinary routine litigation incidental to the conduct of business. Nonetheless, the costs to pursue and defend these legal matters may be significant, and if the claims were determined against American Home Bank, could adversely affect the results of operations, financial condition, reputation and prospects of American Home Bank or the American Home Bank division of First National Bank.

The use of correspondents, brokers and other third parties to originate loans outside of its market area subjects American Home Bank to certain risks.

        American Home Bank utilizes mortgage correspondents and brokers to originate mortgage loans, including construction/permanent loans, beyond its local market area. This use of correspondents and brokers may increase the risk of fraudulent representations of a borrower's creditworthiness. American Home Bank utilizes independent licensed appraisers and inspectors to appraise and inspect properties and work progress on construction/permanent loans, but American Home Bank employees may not be present in many of these markets. Thus, American Home Bank relies on the professional opinions and photographic evidence provided by appraisers and inspectors to authorize periodic advances in accordance with applicable loan documents. This reliance may increase the risk of errors or fraud regarding the approval of loans and the making of loan advances.

American Home Bank faces prepayment risk from loans sold for which servicing is retained.

        Mortgage loans sold, for which servicing is retained, are subject to prepayment risk. Statement of Financial Accounting Standards No. 156 requires capitalization of the fair value of originated mortgage servicing rights. If mortgages are repaid faster than the estimated rate used in capitalizing the mortgage servicing rights, the fair value of the mortgage servicing rights would decrease and be reflected as a charge against earnings. American Home Bank's focus on residential mortgage lending could cause the risk of loss from mortgage prepayments to be material.

American Home Bank's profitability has not been consistent.

        American Home Bank was formed in 2001. Since that time, American Home Bank has not achieved a record of consistent profitability. There is no assurance that following the merger the American Home Bank division of First Chester County will achieve profitability in the foreseeable future.

 A Warning about Forward-Looking Information

        This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of each of First Chester County, First National Bank, and American Home Bank. These include statements relating to revenues, cost savings and anticipated benefits resulting from the merger. You can find many of these statements by looking for words such as "believes," "expects," "intends," "may," "anticipates," "estimates," "projects" or similar words or expressions.

        These forward-looking statements involve substantial risks and uncertainties. There are many factors that may cause actual results to differ materially from those contemplated by these forward-looking statements. See "Risk Factors," beginning on page     .

        Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by these statements. First Chester County and American Home Bank caution American Home Bank shareholders not to place undue reliance on these statements. These statements speak only as of the date of this document.

        All written or oral forward-looking statements attributable to First Chester County or American Home Bank or any person acting on their behalf made after the date of this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither First Chester County nor American Home Bank undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

 Special Meeting of Shareholders

When and Where the Special Meeting Will Be Held

        American Home Bank will hold a special meeting of its shareholders at [location] on [date] at [time], local time.

What Will Be Voted on at the Special Meeting

        At the special meeting, American Home Bank shareholders will consider and vote on proposals to:

  •
  Approve the Agreement and Plan of Merger, dated as of September 18, 2008, by and among First Chester County, First National Bank and American Home Bank, as amended pursuant to Amendment to Agreement and Plan of Merger dated as of October 14, 2008 (collectively referred to herein as the "merger agreement"), a copy of which is attached as Annex A;

  •
  Adjourn or postpone the special meeting, if time is needed to allow American Home Bank time to solicit additional votes in favor of the merger agreement; and

  •
  Transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

        The American Home Bank board of directors recommends that you vote "FOR" approval of the merger agreement.

Shareholders Entitled to Vote

        The American Home Bank board of directors has fixed the close of business on                        , 2008, as the record date for determining shareholders entitled to notice of, and to vote, at the special meeting. As of the record date, there were                        shares of American Home Bank common stock outstanding and entitled to be voted at the special meeting, held by approximately            shareholders of record. Each holder of shares of American Home Bank common stock outstanding on the record date will be entitled to one vote for each share of American Home Bank common stock held of record.

Number of Shares that Must Be Represented for a Vote to Be Taken

        In order to have a quorum, a majority of the total outstanding shares of American Home Bank common stock entitled to vote at the special meeting must be represented at the meeting in person or by proxy.

        We will count as present at the special meeting, for purposes of determining the presence or absence of a quorum:

  •
  Shares of American Home Bank common stock held by persons attending the American Home Bank special meeting, whether or not they are voting.

  •
  Shares of American Home Bank common stock for which American Home Bank has received proxies, including proxies properly executed with respect to which holders of those shares have abstained from voting.

  •
  Shares of American Home Bank common stock represented by proxies from a broker that are voted on any issue other than a procedural motion.

Vote Required; Voting Agreements

        The affirmative vote of the holders of at least two-thirds of the outstanding shares of American Home Bank common stock entitled to vote at the special meeting is required to approve the merger agreement. The affirmative vote of a majority of those shares voted at the special meeting is required to approve the adjournment or postponement of the special meeting.

        Certain directors of American Home Bank, who collectively hold approximately 17.0% of the outstanding American Home Bank stock, have agreed in writing to vote all shares of American Home Bank common stock for which they have sole voting power, and their proportionate interest if they have shared voting power, in favor of the merger agreement. In addition, American Home Bank's largest shareholder, Franklin Financial Services Corporation, has agreed in writing to vote its shares of American Home Bank common stock in favor of the merger agreement at the meeting and against any action or proposal that is intended, or could reasonably be expected, to impede, interfere with, delay, or adversely affect the transactions contemplated by the merger agreement. Franklin Financial holds 356,708 shares of American Home Bank common stock, or approximately 21.3% of the outstanding shares. These voting agreements may have the effect of discouraging persons from making an acquisition proposal involving American Home Bank.

        No separate consideration was paid to any of the directors or to Franklin Financial for entering into the voting agreements. However, the directors have interests in the merger that are different from those of other American Home Bank shareholders. First Chester County required that the directors' and Franklin Financial voting agreements be executed as a condition to First Chester County entering into the merger agreement. See "The Merger—Financial Interests of AHB Directors and Executive Officers in the Merger—Terms of the Merger—Voting Agreements with Directors and Executive Officers," beginning on page     .

Voting Your Shares; Abstentions; Broker Non-Votes

        The American Home Bank board of directors is soliciting proxies from the American Home Bank shareholders. This will give you an opportunity to vote at the American Home Bank special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted by a named agent in accordance with your instructions. If you do not vote by proxy or by attending the American Home Bank special meeting and voting in person, it will have the same effect as voting against the approval of the merger agreement. If you sign your proxy card but make no specification on your proxy card regarding the proposals, the agent will vote all your shares "FOR" approval of the merger agreement and the adjournment or postponement proposal.

        Broker non-votes and any abstentions will be counted as shares present for purposes of determining a quorum. However, broker non-votes and abstentions will not be counted as votes for or against the merger agreement. Broker non-votes and abstentions will therefore have the effect of votes against the merger agreement. Under rules relating to how brokers vote shares held in brokerage accounts, brokers who hold your shares in street name cannot give a proxy to vote your shares without receiving specific instructions from you.

        American Home Bank cannot complete the merger unless the merger agreement is approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of American Home Bank common stock entitled to vote on the merger agreement.

        Abstentions and broker non-votes will not affect the vote on approval of the adjournment or postponement proposal. Approval of this proposal requires the affirmative vote the holders of a majority of the votes cast at the special meeting by shareholders entitled to vote.

Changing Your Vote

        Any American Home Bank shareholder may revoke a proxy at any time before or at the special meeting in one or more of the following ways:

  •
  Delivering a written notice of revocation, bearing a later date than the proxy, at any time prior to the vote at the special meeting to American Home Bank's Secretary, Dennis E. Kluck;

  •
  Submitting a later-dated, signed proxy; or

  •
  Attending the special meeting and notifying American Home Bank's Secretary that you revoke your proxy.

        You should send any written notice of revocation or subsequent proxy to American Home Bank, National Association, Attention: Dennis E. Kluck, Chief Financial Officer and Secretary, American Home Bank, National Association, 3840 Hempland Road, Mountville, PA 17554-1500 or hand deliver the notice of revocation or subsequent proxy to Dennis E. Kluck, before the taking of the vote at the special meeting. Attendance at the special meeting without also notifying the Secretary that you revoke your proxy will not constitute a revocation of a proxy.

Solicitation of Proxies and Costs

        American Home Bank will pay the costs of soliciting proxies from American Home Bank shareholders. In addition to solicitation by mail, directors, officers and employees acting on behalf of American Home Bank may solicit proxies for the special meeting in person or by telephone, email, facsimile or other means of communication. American Home Bank will not pay any additional compensation to these directors, officers or employees for these activities, but may reimburse them for reasonable out-of-pocket expenses. American Home Bank will make arrangements with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by these brokerage houses, custodians, nominees and fiduciaries, and American Home Bank will reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with the solicitation.

 Proposal No. 1: The Merger

        The following information describes the material terms and provisions of the Agreement and Plan of Merger, dated September 18, 2008, and the Amendment to the Agreement and Plan of Merger, dated October 14, 2008, (collectively referred to herein as the "merger agreement") and the merger. This description is not complete. We qualify this discussion in its entirety by reference to the merger agreement which is included in this proxy statement/prospectus as Annex A. Except for its status as the contractual document between the parties with respect to the merger transaction described therein, it is not intended to provide factual information about the parties. The representations and warranties contained in the merger agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, they should not be relied on by investors as statements of factual information. We urge you to read the full text of the merger agreement carefully.

General

        The merger agreement provides that:

  •
  American Home Bank, National Association ("AHB") will merge into First National Bank of Chester County ("FNB"), the wholly-owned subsidiary of First Chester County Corporation ("FCCC"), with FNB as the surviving bank.

  •
  If you are a shareholder of AHB, at your election and subject to adjustment as described herein, you will receive either 0.70 of a share of FCCC common stock or $11.00 in cash for each share of AHB common stock you own. Your election may specify that you receive all FCCC common stock, all cash, or a mix of FCCC common stock and cash, subject, however, to allocation procedures assuring that 1,055,625 shares of FCCC common stock is exchanged for 90% of the outstanding shares of AHB common stock. Accordingly, after AHB shareholder elections have been tabulated, the elected amounts of stock and cash may be subject to adjustment to assure that 90% of the shares of AHB common stock are exchanged for FCCC common stock and 10% of the shares of AHB common stock are exchanged for cash. Therefore, the amount of cash or stock that AHB shareholders receive in the merger may vary substantially from the consideration they elect to receive.

  •
  Each outstanding AHB stock option will be converted into a stock option of FCCC with similar terms and provisions, adjusted to take into account the exchange ratio of 0.70 (subject to adjustment as described herein).

  •
  Each outstanding warrant to purchase shares of AHB common stock will be cancelled and each warrant holder will receive a cash payment equal to the difference, if any, between the exercise price of the warrant and $11.00 (or such adjusted cash consideration as may be payable as described herein), multiplied by the number of shares of AHB common stock subject to the warrant.

  •
  James M. Deitch will be appointed as a member of the FCCC and FNB boards of directors.

  •
  AHB's mortgage-banking operations will be operated as a separate division of FNB under the name "American Home Bank, a Division of First National Bank of Chester County" for at least two years after the merger effective date.

Background of the Merger

        AHB was chartered on August 6, 2001 and its initial business plan contemplated a liquidity event for shareholders in the 2007 - 2009 time frame. Initially, the liquidity event options included a public offering, raising additional capital or a sale of AHB. Since inception, the AHB board of directors has regularly held discussions to review AHB's business plan, the developing market in which AHB competes, and its strategic alternatives. In addition, the AHB board of directors regularly reviewed issues specifically affecting AHB's execution of its business plan due to AHB's size, location and line of business. Among others, these issues included the cost of technology, AHB's loans to one borrower limit and cost of funds.

        The mortgage-banking business requires considerable investments in technology in order to conduct a successful enterprise. As a result, the AHB board of directors has determined that AHB needed to increase mortgage-banking volumes to achieve economies of scale and absorb the expenses of the technology platform. The board of directors is also of the opinion that expansion into the commercial lending field is prohibited by AHB's loans to one borrower limit, which is currently approximately $2.4 million, because it is too low to be an effective commercial lender in central Pennsylvania. Finally, the AHB board of directors recognized that AHB, like all small banks, faces a higher cost of funds in comparison with larger financial institutions.

        Over the past three years, the AHB board of directors specifically reviewed various means of addressing these issues, including possible mergers with community banks, acquisitions by larger banks, contractual arrangements with other banks and issuance of additional stock. The AHB board of directors did not view a public offering as a desirable alternative given the increased costs of Sarbanes-Oxley Act compliance and public company reporting requirements, as well as the uncertainties present in the current banking environment. The AHB board of directors viewed a private placement securities offering as a possibility, but was of the opinion that additional capital alone would not address AHB's cost of funds issue and would only partially address its single borrower loan limitations. The AHB board of directors concluded that being acquired by or merging with another financial institution was the alternative most likely to effectively address the issues faced by AHB. The AHB board of directors believed that a merger partner would provide capital to support mortgage-banking growth and economies of scale, as well as a lower cost of funds and provide an increased legal limit for loans to one borrower to help build AHB's commercial lending business.

        On August 14, 2006, representatives of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), an investment banking firm, met with the AHB board of directors to discuss strategic alternatives, valuations and potential acquisition partners. Since that time, Sandler O'Neill has regularly assisted AHB in considering its strategic alternatives and AHB has been approached informally by a number of community banks, regional banks and large banks regarding potential transactions.

        More formally, over the course of the remainder of 2006 and early 2007, James M. Deitch, AHB's chairman and chief executive officer, was introduced by Sandler O'Neill to one financial institution and AHB was approached by two other financial institutions that were potential acquirers of AHB. Mr. Deitch conducted discussions with senior executives of those three financial institutions. Each of those institutions executed confidentiality agreements with AHB and conducted limited due diligence through the exchange of confidential information.

        Following those discussions and limited due diligence, AHB and the respective institutions mutually agreed that the business strategies of AHB and the respective institutions did not sufficiently complement each other to continue formal negotiations to develop a potential transaction. Mr. Deitch continued informal contact from time to time with certain executives of these institutions.

        Mr. Deitch also had discussions with Franklin Financial Services Corporation ("Franklin Financial"), AHB's largest shareholder, regarding a potential business combination at various times from 2006 and concluding in mid-2008. Both Mr. Deitch and Franklin Financial's chief executive officer concluded that the circumstances were not conducive to a business combination of AHB and Franklin Financial.

        During early 2008, Mr. Deitch was introduced by Sandler O'Neill to John A. Featherman, III, FCCC's chairman and chief executive officer, and the two engaged in discussions regarding a potential acquisition of AHB by FCCC.

        On February 19, 2008, AHB executed a confidentiality agreement with FCCC and the parties entered into discussions about a possible transaction. FCCC began conducting a preliminary due diligence review of AHB, initially through the exchange of documentation. Over the next couple of months, Mr. Deitch and Mr. Featherman continued to meet, and Mr. Deitch was introduced to certain other members of FCCC's senior management team. During this period, the parties and their respective advisors also began discussing the financial and other business terms of a possible transaction.

        In June 2008, the AHB board of directors reviewed the discussions in detail with management and legal counsel. On June 9, 2008, Mr. Deitch received a nonbinding expression of interest from FCCC that set forth the details of a proposed acquisition of AHB by FCCC. The expression of interest provided for a 10% cash, 90% stock transaction at a per share price in the $11.00 to $12.00 range.

        On June 12, 2008, the AHB board of directors approved FCCC's expression of interest and directed AHB management to take those steps that would be necessary to negotiate a definitive merger agreement in accordance with the terms of the letter of intent.

        Over the course of the next three months, discussions continued between AHB and FCCC and their respective advisors. FCCC also continued its due diligence review of AHB, commencing reviews of materials provided to FCCC's executive management and representatives. In addition, AHB commenced a due diligence review of FCCC, with senior management and representatives of Sandler O'Neill and AHB's legal advisors conducting a review of FCCC on July 25, 2008.

        On August 28, 2008, AHB's legal advisors received the initial draft of the merger agreement from FCCC's counsel. The merger agreement draft indicated that 10% of the aggregate purchase price would be paid in cash at $11.00 per share and 90% percent of the aggregate purchase price would be paid in FCCC common stock. The exact number of shares of FCCC common stock would be based on a fixed exchange ratio of 0.70 that, at the time, equaled $10.47 of FCCC common stock per share (based on FCCC's August 27, 2008 closing price), but would fluctuate based on FCCC's stock price.

        Over the next three weeks, the parties and their advisors negotiated the terms of the merger agreement. On September 17, 2008, the AHB board of directors held a special meeting to consider the merger agreement and the transactions contemplated thereby. At the meeting, AHB's legal advisors provided a detailed review of the terms of the merger agreement, as well as the voting agreements and other ancillary agreements proposed to be entered into by members of the board of directors and senior management, and the legal duties of the board of directors to AHB shareholders and potential conflicts of interest issues.

        Sandler O'Neill delivered a presentation which discussed the financial terms of the merger in detail, including valuation considerations and pro forma financial data, the findings from Sandler O'Neill's and AHB's due diligence investigation of FCCC, the 5-year historical performance of AHB, comparable mergers and acquisitions, and comparable market value of the merger. Sandler O'Neill then stated to the board of directors that it would render a written fairness opinion stating that, based upon and subject to the considerations described in its opinion, the per share merger consideration to be received in the merger is "fair" from a financial point of view to AHB shareholders. Following these presentations and a discussion of the merger agreement and its terms, the AHB board of directors unanimously approved the merger agreement and the transactions contemplated thereby, subject to resolution by AHB's senior management and its advisors of the final remaining open items in the merger agreement.

        The final open items in the merger agreement were resolved during the evening of September 18, 2008. Shortly thereafter, the parties executed the merger agreement. The following morning, AHB and FCCC issued a joint press release publicly announcing the transaction before the markets opened.

        Between the date of the merger agreement and the date of this proxy statement/prospectus, neither AHB nor its representatives have been contacted by any party other than FCCC with respect to a potential acquisition of AHB.

Opinion of American Home Bank's Financial Advisor

        By a letter of agreement dated September 15, 2008, AHB retained Sandler O'Neill to act as its financial advisor in connection with a possible business combination with FCCC. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

        Sandler O'Neill acted as financial advisor to AHB in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the September 17, 2008 meeting at which AHB's board considered and approved the merger agreement, Sandler O'Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to AHBs shareholders from a financial point of view. The full text of Sandler O'Neill's opinion is attached as Annex B. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. AHB shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Sandler O'Neill's opinion speaks only as of the date of the opinion. The opinion is directed to the AHB board and speaks only to the fairness from a financial point of view of the merger consideration to AHB shareholders. It does not address the underlying business decision of AHB to engage in the merger or any other aspect of the merger and is not a recommendation to any AHB shareholder as to how such shareholder should vote at the special meeting with respect to the merger, the form of consideration such shareholder should elect or any other matter.

        In connection with rendering its September 17, 2008 opinion, Sandler O'Neill reviewed and considered, among other things:

  (1)
  the merger agreement;

  (2)
  certain audited financial statements and other historical financial information of AHB as provided by senior management of AHB and that Sandler O'Neill deemed relevant;

  (3)
  certain publicly available financial statements and other historical financial information of FCCC and FNB that Sandler O'Neill deemed relevant;

  (4)
  internal financial projections for AHB for the years ending December 31, 2008 through 2012 as provide by and reviewed with management of AHB;

  (5)
  internal financial projections for FCCC and for the years ending December 31, 2008 through 2012 prepared by and reviewed with senior management of FCCC;

  (6)
  the pro forma financial impact of the merger on FCCC and FNB based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of AHB and FCCC;

  (7)
  the publicly reported historical price and trading activity for FCCC's common stock, including a comparison of certain financial and stock market information for FCCC with similar publicly available information for certain other companies the securities of which are publicly traded;

  (8)
  the financial terms of certain recent business combinations in the savings and commercial banking industry, to the extent publicly available;

  (9)
  the current market environment generally and the banking environment in particular; and

  (10)
  such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

        Sandler O'Neill also discussed with certain members of senior management of AHB the business, financial condition, results of operations and prospects of AHB and held similar discussions with certain members of senior management of FCCC regarding the business, financial condition, results of operations and prospects of FCCC.

        In performing its review, Sandler O'Neill relied upon the accuracy and completeness of all of the financial information, projections, estimates and other information that was available to it from public sources, that was provided by AHB and FCCC or their respective representatives or that was otherwise reviewed by Sandler O'Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O'Neill further relied on the assurances of management of AHB and FCCC that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O'Neill was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler O'Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of AHB or FCCC or any of their subsidiaries, or the collectibility of any such assets, nor was Sandler O'Neill furnished with any such evaluations or appraisals. Sandler O'Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of AHB or FCCC, nor did Sandler O'Neill review any individual credit files relating to AHB or FCCC. Sandler O'Neill assumed, with AHB's consent, that the respective allowances for loan losses for both AHB and FCCC were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        Sandler O'Neill's opinion was necessarily based upon financial, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis that each party to the merger agreement would perform all of the material covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement had not been waived. Sandler O'Neill also assumed that there had been no material change in AHB's and FCCC's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that AHB and FCCC would remain as going concerns for all periods relevant to its analyses, and that the merger would qualify as a tax-free reorganization for federal income tax purposes. Sandler O'Neill, with AHB's consent, relied on the advice AHB received from its legal, accounting, and tax advisors as to all legal, accounting, and tax matters relating to the merger agreement and the transactions contemplated by the merger agreement.

        The internal financial projections for AHB, FCCC and FNB used and relied upon by Sandler O'Neill in its analyses and the projections of transaction costs, estimates of purchase accounting adjustments, expected cost savings, and other synergies relating to the merger were reviewed with the senior managements of AHB and FCCC, and such managements confirmed to Sandler O'Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of AHB and FCCC, both respectively and related to the combined entity, and Sandler O'Neill assumed that such performances would be achieved. Sandler O'Neill expressed no opinion as to such estimates and projections or the assumptions on which they were based. Those estimates and projections, as well as the other estimates used by Sandler O'Neill in its analysis, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

Financial Analysis of Sandler O'Neill

        The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analysis must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying their respective opinions. Also, no company included in the comparative analysis described below is identical to AHB or FCCC and no transaction is identical to the merger. In performing its analysis, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of AHB, FCCC and Sandler O'Neill. The analysis performed by Sandler O'Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analysis. Sandler O'Neill prepared its analysis solely for purposes of rendering its opinion and provided such analysis to the AHB board at the board's September 17, 2008 meeting. Estimates on the values of companies did not purport to be appraisals or necessarily reflect the prices at which companies or their securities might actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analysis does not necessarily reflect the value of FCCC's common stock or the prices at which FCCC's common stock may be sold at any time. The analysis of Sandler O'Neill and its opinion were among a number of factors taken into consideration by AHB's board in making its determination to approve the merger, the merger agreement and the transactions contemplated by the merger agreement and the analysis described below should not be viewed as determinative of the decision of AHB's board or management with respect to the fairness of the merger.

        The summary below is not a complete description of the analyses underlying the opinion of Sandler O'Neill or the presentation made by Sandler O'Neill to AHB's board, but is instead a summary of the material analyses performed and presented in connection with its opinion.

        In arriving at its opinion, Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O'Neill made its own qualitative judgments as to the significance and relevance of each analysis and factor. The financial analysis summarized below includes information presented in tabular format. Sandler O'Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O'Neill made its determination as to the fairness of the per share merger consideration on the basis of its experience and professional judgment after considering the results of all the analyses taken as a whole. Accordingly, Sandler O'Neill believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analysis and opinion. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Summary of Proposal

        Sandler O'Neill reviewed the financial terms of the proposed transaction. Pursuant to the merger agreement, each share of AHB common stock issued and outstanding immediately prior to the merger will be converted into the right to receive, at the election of the holder thereof and subject to the election, proration and adjustment procedures set forth in the merger agreement, (i) $11.00 in cash or (ii) 0.7000 shares of FCCC common stock. Based upon per-share financial information for AHB for the twelve months ended June 30, 2008, Sandler O'Neill calculated the following ratios:

Transaction Ratios(1)

Transaction price / Last twelve months' earnings per share	40.1	x
Transaction price / Budgeted 2008 earnings per share(2)	125.1	x
Transaction price / Budgeted 2009 earnings per share(2)	14.2	x
Transaction price / Book value per share	106%
Transaction price / Tangible book value per share	120%
Transaction price / Last twelve months mortgage originations(3)	1.72%
Tangible book premium / Core deposits(4)	4.33%

    (1)
    Based on FCCC's closing price of $15.25 on September 16, 2008.

    (2)
    Budget based on AHB management projections.

    (3)
    Originations through August 31, 2008.

    (4)
    Core deposits as of August 31, 2008. Core deposits includes demand deposits, money market accounts, savings accounts, retail time deposits (with balances less than $100,000) and IRA time deposits

        The aggregate transaction value was approximately $18.2 million.

Stock Trading History

        Sandler O'Neill reviewed the history of the publicly reported trading prices of FCCC's common stock. For the three-year period ended September 16, 2008, Sandler O'Neill compared the relative performance of FCCC's common stock with the following:

  •
  the S&P 500 Index,

  •
  the NASDAQ Bank Index

  •
  the S&P Bank Index, and

  •
  a "Pennsylvania Commercial Bank Index" peer group.

During the three-year period ended September 16, 2008, the relative performances were as follows:

FCCC's Stock Performance

	Beginning Index Value September 16, 2005	Ending Index Value September 16, 2008
FCCC	100.0%	83.6%
S&P 500 Index	100.0	98.0
NASDAQ Bank Index	100.0	80.8
S&P Bank Index	100.0	64.8
Pennsylvania Commercial Bank Index(1)	100.0	78.5

    (1)
    Pennsylvania Commercial Bank Index is a weighted average (by market capitalization) composite of publicly traded comparable commercial banks selected by Sandler O'Neill and includes VIST Financial Corp., Royal Bancshares of Pennsylvania, Inc., Bryn Mawr Bank Corporation, Republic First Bancorp, Inc., CNB Financial Corporation, ACNB Corporation, AmeriServ Financial, Inc., Franklin Financial Services Corporation, First Keystone Corporation, Codorus Valley Bancorp, Inc. QNB Corp., Penns Woods Bancorp, Inc., Penseco Financial Services Corporation, FNB Bancorp, Inc. and Citizens Financial Services, Inc.

Comparable Company Analysis

        Sandler O'Neill used publicly available information to compare selected financial and market trading information for AHB and FCCC to various peer groups selected by Sandler O'Neill.

        The "Selected Regional Thrifts" peer group for AHB consisted of the following companies:

BCSB Bancorp, Inc.	CMS Bancorp, Inc.
Elmira Savings Bank, FSB	First Keystone Financial, Inc.
North Penn Bancorp, Inc.	Roebling Financial Corp, Inc.
Rome Bancorp, Inc.	SE Financial Corp.
WSB Holdings, Inc.

        The analysis compared publicly available financial information as of and for the twelve-month period ended June 30, 2008 and market trading information as of September 16, 2008. The table below compares the data for AHB and the median data for the comparable peer group.

Comparable Group Analysis

AHB	Regional Thrift Peer Group Median
Total Assets (in millions)	$268	$328
Tangible Equity/Tangible Assets	5.60%	11.43%
Last Twelve Months Return on Average Assets	0.18%	0.25%
Last Twelve Months Return on Average Equity	2.65%	2.21%
Net Interest Margin	2.11%	2.95%
Last Twelve Months Efficiency Ratio	97.6%	88.6%
Reserves/Loans	0.71%	0.80%
Non-Performing Assets/Assets	1.78%	0.28%
Net Charge-Offs/Average Loans	0.02%	0.00%
Market Capitalization (in millions)	—	$23.2
Core Deposit Premium	—	(3.68)%
Dividend Yield	—	1.50%
Price/Book Value per Share	—	68%
Price/Tangible Book Value per Share	—	73%
Price/52-Week High	—	68.0%
Price/Last Twelve Months Earnings per Share	—	27.3	x

        The "Selected Relevant Peers" peer group for AHB(1) consisted of the following companies:

Beach First National Bancshares, Inc.	C&F Financial Corporation
Cooperative Bankshares, Inc.	First Financial Service Corporation
Flagstar Bancorp, Inc.	Indiana Community Bancorp
Monarch Financial Holdings, Inc.	Patriot National Bancorp, Inc.
Peoples Bancorp of North Carolina, Inc.	Savannah Bancorp, Inc.
Sound Banking Company	Southwest Georgia Financial Corporation
Washington Mutual, Inc.

    (1)
    "Selected Relevant Peers" are selected banks with large mortgage operations, generating 15% of revenues from mortgage bank operations and certain other banks and thrifts with one to four family construction and development loan portfolios comprising more than 50% of that institutions loan portfolio.

        The analysis compared publicly available financial information as of and for the twelve-month period ended June 30, 2008 and market trading information as of September 16, 2008. The table below compares the data for AHB and the median data for the comparable peer group.

Comparable Group Analysis

AHB	Selected Relevant Peer Group Median
Total Assets (in millions)	$268	$926
Tangible Equity/Tangible Assets	5.60%	7.27%
Last Twelve Months Return on Average Assets	0.18%	0.62%
Last Twelve Months Return on Average Equity	2.65%	7.40%
Net Interest Margin	2.11%	3.58%
Last Twelve Months Efficiency Ratio	97.6%	72.2%
Reserves/Loans	0.71%	1.32%
Non-Performing Assets/Assets	1.78%	1.66%
Net Charge-Offs/Average Loans	0.02%	0.22%
Market Capitalization (in millions)	—	$61
Core Deposit Premium	—	(1.4)%
Dividend Yield	—	2.00%
Price/Book Value per Share	—	90%
Price/Tangible Book Value per Share	—	90%
Price/52-Week High	—	59.0%
Price/Last Twelve Months Earnings per Share	—	11.5	x

        The selected comparable "Pennsylvania Commercial Banks" peer group for FCCC consisted of the following companies:

ACNB Corporation	AmeriServ Financial, Inc.
Bryn Mawr Bank Corporation	Citizens Financial Services, Inc.
CNB Financial Corporation	Codorus Valley Bancorp, Inc.
First Keystone Corporation	FNB Bancorp, Inc.
Franklin Financial Services Corporation	Penns Woods Bancorp, Inc.
Penseco Financial Services Corporation	QNB Corp.
Republic First Bancorp, Inc.	Royal Bancshares of Pennsylvania, Inc.
VIST Financial Corp.

        The analysis compared publicly available financial information as of and for the twelve-month period ended June 30, 2008 and market trading information as of September 16, 2008. The table below compares the data for FCCC and the median data for the comparable peer group.

Comparable Group Analysis

FCCC	Pennsylvania Commercial Bank Peer Group Median
Total Assets (in millions)	$976	$852
Tangible Equity/Tangible Assets	7.03%	8.22%
Last Twelve Months Return on Average Assets	0.83%	1.07%
Last Twelve Months Return on Average Equity	11.7%	11.3%
Net Interest Margin	3.51%	3.80%
Last Twelve Months Efficiency Ratio	75.7%	63.2%
Reserves/Loans	1.07%	1.12%
Non-Performing Assets/Assets	0.26%	0.45%
Net Charge-Offs/Average Loans	0.05%	0.11%
Market Capitalization (in millions)	$79.1	$85.5
Core Deposit Premium	1.60%	4.71%
Dividend Yield	3.71%	4.36%
Price/Book Value per Share	115%	123%
Price/Tangible Book Value per Share	115%	127%
Price/52-Week High	80.3%	88.0%
Price/Last Twelve Months Earnings per Share	10.2	x	11.0	x

Analysis of Selected Merger Transactions

        Sandler O'Neill reviewed the following 13 selected merger transactions announced from January 1, 2005 through September 16, 2008 involving nationwide mortgage banks:

Acquirer	Acquiree
Bank of America Corp.	Countrywide Financial Corp.
Lone Star Funds	Accredited Home Lenders Holding Co.
C-BASS	Fieldstone Investment Corporation
Merrill Lynch & Co.	First Franklin and affiliates
Morgan Stanley	Saxon Capital, Inc.
Deutsche Bank AG	MortgageIT Holdings, Inc.
Accredited Home Lenders	Aames Investment Corporation
Fortress Investment Group LLC	Centex Home Equity Company, LLC
Wachovia Corp.	AmNet Mortgage, Inc.
WDM Fund L.P.	United Financial Mortgage Corp.
Popular Inc.	E-LOAN, Inc.
New Century Financial Corp.	RBC Mortgage Company
Freidman, Billings, Ramsey Group, Inc.	Sun Capital Partners, Inc.

        Sandler O'Neill reviewed the following multiples in the selected merger transactions:

  •
  transaction price at announcement to last twelve months' reported earnings per share;

  •
  transaction price to book value per share;

  •
  transaction price to tangible book value per share; and

  •
  transaction price to last twelve months mortgage originations.

        As illustrated in the following table, Sandler O'Neill compared the multiples of the proposed merger to the median multiples of the selected merger transactions.

Comparable Transaction Multiples

	FCCC / AHB(1)		Median Nationwide Mortgage Bank Group Multiple
Transaction price / Last twelve months earnings per share	40.1	x	7.8	x
Transaction price / Book value per share	106%		111%
Transaction price / Tangible book value per share	120%		117%
Transaction price / Last twelve months mortgage originations	1.72%		1.87%

    (1)
    Based on FCCC's closing price of $15.25 on September 16, 2008.

        Sandler O'Neill reviewed the following seven transactions announced from January 1, 2008 through September 16, 2008 involving nationwide thrifts:

Acquirer	Acquiree
Jefferson Bancshares Inc.	State of Franklin Bcshs Inc.
First Community Bancshares Inc	Coddle Creek Financial Corp.
FBOP Corp.	PFF Bancorp Inc.
Harleysville National Corp.	Willow Financial Bncp Inc.
Capstone Bancshares Inc.	Security Federal Bancorp Inc.
Eastern Bank Corporation	MASSBANK Corp.
MutualFirst Financial Inc.	MFB Corp.

        Sandler O'Neill reviewed the following multiples in the selected merger transactions:

  •
  transaction price at announcement to last twelve months' reported earnings per share;

  •
  transaction price to book value per share;

  •
  transaction price to tangible book value per share; and

  •
  tangible book premium to core deposits.

        As illustrated in the following table, Sandler O'Neill compared the multiples of the proposed merger to the median multiples of the selected merger transactions.

Comparable Transaction Multiples

	FCCC / AHB(1)		Nationwide Thrift Group Multiple
Transaction price / Last twelve months earnings per share	40.1	x	26.2	x
Transaction price / Book value per share	106%		119%
Transaction price / Tangible book value per share	120%		134%
Tangible book premium / Core deposits	4.33%		7.34%

    (1)
    Based on FCCC's closing price of $15.25 on September 16, 2008.

    (2)
    Core deposits exclude time deposits with account balances greater than $100,000.

Discounted Cash Flow Analysis

        Sandler O'Neill performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that AHB could provide to equity holders through 2012 on a stand-alone basis, excluding the effects related to the merger. In performing this analysis, Sandler O'Neill used management estimates of per share net income of $0.09 for 2008, $0.75 for 2009, $0.80 for 2010, $0.85 for 2011 and $0.90 for 2012. The range of values was determined by the present value of the "terminal value" of AHB's common stock. In calculating the terminal value of AHB common stock, Sandler O'Neill applied multiples ranging from 10.0x to 17.5x to AHB's 2012 estimated earnings. Sandler O'Neill also applied multiples ranging from 75% to 150% to AHB's 2012 predicted tangible book value per share. The terminal value was then discounted back using discount rates ranging from 12.0% to 15.0%, which range Sandler O'Neill viewed as appropriate for a company with AHB's risk characteristics. In a third instance of discounted cash flow analysis, Sandler O'Neill applied multiples ranging from 10.0x to 17.5x to AHB's 2012 estimated earnings, and positive and negative variations to those estimated earnings ranging from negative 25% to positive 25%.

        This analysis resulted in the following reference ranges of indicated per share values for AHB common stock:

Net Present Value Per Share for Period Ending Dec. 31, 2012—Based on Diluted Earnings Per Share

Terminal Multiple

Discount Rate	10.0x	11.5x	13.0x	14.5x	16.0x	17.5x
12.0%	$5.10	$5.86	$6.62	$7.39	$8.15	$8.92
12.5%	$4.98	$5.73	$6.48	$7.23	$7.97	$8.72
13.0%	$4.87	$5.60	$6.34	$7.07	$7.80	$8.53
13.5%	$4.77	$5.48	$6.20	$6.91	$7.63	$8.34
14.0%	$4.66	$5.36	$6.06	$6.76	$7.46	$8.16
14.5%	$4.56	$5.25	$5.93	$6.62	$7.30	$7.98
15.0%	$4.46	$5.13	$5.80	$6.47	$7.14	$7.81

Net Present Value Per Share for Period Ending Dec. 31, 2012—Based on Tangible Book Value Per Share

Terminal Multiple

Discount Rate	75%	90%	105%	120%	135%	150%
12.0%	$5.29	$6.35	$7.41	$8.47	$9.53	$10.59
12.5%	$5.18	$6.21	$7.25	$8.28	$9.32	$10.35
13.0%	$5.06	$6.08	$7.09	$8.10	$9.11	$10.13
13.5%	$4.95	$5.94	$6.93	$7.92	$8.91	$9.90
14.0%	$4.84	$5.81	$6.78	$7.75	$8.72	$9.69
14.5%	$4.74	$5.69	$6.64	$7.58	$8.53	$9.48
15.0%	$4.64	$5.57	$6.49	$7.42	$8.35	$9.28

Net Present Value Per Share for Period Ending Dec. 31, 2012—Based on Diluted Earnings Per Share

Terminal Multiple

Under/Over Budget	10.0x	11.5x	13.0x	14.5x	16.0x	17.5x
(25.0)%	$3.52	$4.05	$4.58	$5.11	$5.64	$6.16
(20.0)%	$3.76	$4.32	$4.88	$5.45	$6.01	$6.57
(15.0)%	$3.99	$4.59	$5.19	$5.79	$6.39	$6.99
(10.0)%	$4.23	$4.86	$5.49	$6.13	$6.76	$7.40
(5.0)%	$4.46	$5.13	$5.80	$6.47	$7.14	$7.81
0.0%	$4.70	$5.40	$6.11	$6.81	$7.51	$8.22
5.0%	$4.93	$5.67	$6.41	$7.15	$7.89	$8.63
10.0%	$5.17	$5.94	$6.72	$7.49	$8.27	$9.04
15.0%	$5.40	$6.21	$7.02	$7.83	$8.64	$9.45
20.0%	$5.64	$6.48	$7.33	$8.17	$9.02	$9.86
25.0%	$5.87	$6.75	$7.63	$8.51	$9.39	$10.27

        In connection with their analyses, Sandler O'Neill considered and discussed with the AHB board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O'Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Discounted Cash Flow Analysis

        Sandler O'Neill performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that FCCC could provide to equity holders through 2012 on a stand-alone basis, excluding the effects related to the merger. In performing this analysis, Sandler O'Neill used management estimates of per share net income of $1.46 for 2008, $1.59 for 2009, $1.70 for 2010, $1.82 for 2011 and $1.96 for 2012. Sandler O'Neill used management estimates of per share cash dividends of $0.56 for 2008, 2009, 2010, 2011 and 2012. The range of values was determined by the present value of the "terminal value" of FCCC's common stock. In calculating the terminal value of FCCC common stock, Sandler O'Neill applied multiples ranging from 10.0x to 17.5x to FCCC's 2012 estimated earnings. Sandler O'Neill also applied multiples ranging from 120% to 170% to FCCC's 2012 predicted tangible book value per share. The dividend stream and the terminal value were then discounted back using discount rates ranging from 12.0% to 15.0%, which range Sandler O'Neill viewed as appropriate for a company with FCCC's risk characteristics. In a third instance of discounted cash flow analysis, Sandler O'Neill applied multiples ranging from 10.0x to 17.5x to FCCC's 2012 estimated earnings, and positive and negative variations to those estimated earnings ranging from negative 25% to positive 25%.

        This analysis resulted in the following reference ranges of indicated per share values for AHB common stock:

Net Present Value Per Share for Period Ending Dec. 31, 2012—Based on Diluted Earnings Per Share

Terminal Multiple

Discount Rate	10.0x	11.5x	13.0x	14.5x	16.0x	17.5x
12.0%	$13.62	$15.38	$17.15	$18.91	$20.68	$22.44
12.5%	$13.36	$15.09	$16.82	$18.55	$20.28	$22.01
13.0%	$13.12	$14.81	$16.51	$18.20	$19.90	$21.59
13.5%	$12.87	$14.54	$16.20	$17.86	$19.52	$21.19
14.0%	$12.64	$14.27	$15.90	$17.53	$19.16	$20.79
14.5%	$12.41	$14.00	$15.60	$17.20	$18.80	$20.40
15.0%	$12.18	$13.75	$15.31	$16.88	$18.45	$20.02

Net Present Value Per Share for Period Ending Dec. 31, 2012—Based on Tangible Book Value Per Share

Terminal Multiple

Discount Rate	120%	130%	140%	150%	160%	170%
12.0%	$15.15	$16.26	$17.37	$18.48	$19.59	$20.70
12.5%	$14.87	$15.96	$17.04	$18.13	$19.21	$20.30
13.0%	$14.59	$15.66	$16.72	$17.79	$18.85	$19.92
13.5%	$14.32	$15.36	$16.41	$17.45	$18.50	$19.54
14.0%	$14.05	$15.08	$16.10	$17.13	$18.15	$19.17
14.5%	$13.80	$14.80	$15.80	$16.81	$17.81	$18.81
15.0%	$13.54	$14.53	$15.51	$16.50	$17.48	$18.46

Net Present Value Per Share for Period Ending Dec. 31, 2012—Based on Diluted Earnings Per Share

Terminal Multiple

Under/Over Budget	10.0x	11.5x	13.0x	14.5x	16.0x	17.5x
(25.0)%	$9.98	$11.21	$12.44	$13.67	$14.90	$16.13
(20.0)%	$10.53	$11.84	$13.15	$14.46	$15.77	$17.09
(15.0)%	$11.07	$12.47	$13.86	$15.25	$16.65	$18.04
(10.0)%	$11.62	$13.10	$14.57	$16.05	$17.52	$19.00
(5.0)%	$12.17	$13.72	$15.28	$16.84	$18.40	$19.96
0.0%	$12.71	$14.35	$15.99	$17.63	$19.27	$20.91
5.0%	$13.26	$14.98	$16.70	$18.43	$20.15	$21.87
10.0%	$13.81	$15.61	$17.41	$19.22	$21.02	$22.83
15.0%	$14.35	$16.24	$18.12	$20.01	$21.90	$23.78
20.0%	$14.90	$16.87	$18.84	$20.80	$22.77	$24.74
25.0%	$15.45	$17.50	$19.55	$21.60	$23.65	$25.70

        In connection with their analyses, Sandler O'Neill considered and discussed with FCCC management how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O'Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

        Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming:

  •
  the merger closes during the 4th quarter of 2008;

  •
  a pro rated stock portion of 90% of the aggregate consideration at an exchange ratio of 0.7000x;

  •
  a pro rated cash portion of 10% of aggregate consideration at $11.00 per share;

  •
  unexercised stock options to purchase shares of AHB common stock are exchanged for FCCC options of equal economic value;

  •
  unexercised AHB stock warrants are cashed out at $11.00;

  •
  earnings per share projection in 2008 and 2009 for AHB confirmed with AHB management;

  •
  earnings per share projections in 2008 and 2009 confirmed with FCCC management;

  •
  certain purchase accounting adjustments (including amortizable identifiable intangibles created in the merger), charges and transaction costs associated with the merger;

  •
  cost savings and other synergies are consistent with the estimates of the senior managements of AHB and FCCC; and

  •
  various financing costs associated with financing the cash consideration paid to AHB shareholders.

        For each of the years 2009, 2010, 2011 and 2012, Sandler O'Neill compared the estimated earnings per share of FCCC common stock and AHB common stock to the estimated earnings per share, on a GAAP basis, of the combined company's common stock using the foregoing assumptions. For the same years, including 2008, Sandler O'Neill compared the estimated tangible book value per share of FCCC common stock and AHB common stock to the estimated tangible book value per share, on a GAAP basis, of the combined company's stock using the foregoing assumptions.

        The analyses indicated that the merger would be accretive to FCCC's projected 2009, 2010, 2011 and 2012 GAAP EPS, and immediately accretive to FCCC's book value per share. The analyses also indicated that the merger would be immediately dilutive to FCCC's tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Compensation of Sandler O'Neill

        AHB has agreed to pay Sandler O'Neill a transaction fee in connection with the merger of $300,000, of which $75,000 was payable at the time Sandler O'Neill's fairness opinion was rendered and the remainder of which is contingent, and payable, upon closing of the merger. AHB has also agreed to reimburse certain of Sandler O'Neill's reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

        In the ordinary course of their respective broker and dealer businesses, Sandler O'Neill may purchase securities from and sell securities to AHB and FCCC and their affiliates. Sandler O'Neill may also actively trade the debt and/or equity securities of FCCC or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Recommendation of the American Home Bank Board of Directors

        After careful consideration, the AHB board of directors determined that the merger and the merger agreement are fair and in the best interests of AHB and its shareholders and that the merger and the other transactions contemplated by the merger agreement are advisable and are consistent with and in furtherance of AHB's business objectives. Accordingly, the AHB board of directors unanimously authorized and approved the merger agreement, and unanimously recommends that AHB shareholders vote "FOR" approval of the merger agreement and the transactions contemplated thereby.

American Home Bank's Reasons for the Merger

        In reaching its determination that the merger agreement is advisable and in the best interests of AHB and its shareholders, the AHB board consulted with senior management and AHB's financial and legal advisors, and drew on its knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of AHB and FCCC. In connection with its review and approval of the merger agreement and in the course of its deliberations, the AHB board of directors also considered numerous factors, including the following positive and negative factors:

Positive Factors

  •
  the transaction eliminates the necessity and business risks associated with AHB undertaking a capital raising transaction necessary to expand AHB's product offerings as well as the expansion of its technology infrastructure in order to continue to grow the business franchise and shareholder value.

  •
  the value of the merger consideration being offered as compared to the book value and earnings per share of AHB's common stock.

  •
  the fact that AHB shareholders who receive shares of FCCC common stock should experience an increase in the liquidity for their shares as FCCC's common stock is traded on the Over-The-Counter Bulletin Board and AHB's common stock is not listed or traded on any market or exchange.

  •
  AHB's positive perception about FCCC due to its understanding of, and review of information concerning, the business, results of operations, financial condition, competitive position and future prospects of FCCC, including the results of its due diligence review of FCCC.

  •
  the fact that AHB shareholders who receive FCCC common stock in the merger will likely receive dividend income from such investment in the future, which dividend income on an exchange basis is currently $0.40 per AHB share on an annual basis.

  •
  the AHB board of directors' belief that, given the current prospective environment in which AHB operates, including the economic, competitive and regulatory conditions facing financial institutions generally and the trend toward consolidation in the banking and financial services industries, pursuing the merger with FCCC would be more beneficial to shareholders than continuing to operate as an independent financial institution.

  •
  there is no financing contingency on the part of FCCC to complete the merger, nor is approval by FCCC's shareholders required.

  •
  the perceived ability of FCCC to receive the requisite regulatory approvals in a timely manner.

  •
  the terms and conditions of the merger agreement, including the parties' respective representations and warranties, the conditions to closing and termination provisions which the board believed provided adequate assurances about the current operations of FCCC.

Negative Factors

  •
  the provisions in the merger agreement limiting the amount of AHB common stock that will be exchanged for cash and for stock which will likely result in some shareholders receiving a form of merger consideration other than that which they actually elected.

  •
  the merger agreement provides for AHB's payment of a $900,000 termination fee to FCCC if the merger agreement is terminated under certain limited circumstances, although this factor was mitigated somewhat by the fact that such circumstances would generally involve the receipt of an acquisition proposal from a third party.

  •
  the merger agreement limits AHB's ability to solicit or discuss alternative transactions during the pendency of the merger, although this was mitigated by the fact that the AHB board is permitted, in certain circumstances in the exercise of its fiduciary duties, to engage in discussions with parties who submit an unsolicited proposal.

        Some of AHB's officers and directors may be deemed to have interests in the merger, described under "Financial Interests of Directors, Officers and Others in the Merger," beginning on page            , that are in addition to or different from their interests as AHB shareholders generally. The discussion of the information and factors considered by the AHB board of directors is not exhaustive, but includes all material factors considered by the board. In view of the wide variety of factors considered by the AHB board of directors in connection with its evaluation of the merger and the complexity of these matters, the AHB board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The AHB board of directors evaluated the factors described above, including asking questions of AHB's management and AHB's legal and financial advisors, and reached the unanimous decision that the merger was in the best interests of AHB and its shareholders, its employees, its customers and the communities served by AHB. In considering the factors described above, individual members of the AHB board of directors may have given different weights to different factors. The AHB board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Opinion of First Chester County's Financial Advisor

        Pursuant to an engagement letter dated as of March 31, 2008, FCCC engaged The Kafafian Group, Inc. ("The Kafafian Group") as an independent financial advisor in connection with its consideration of a possible merger with AHB. FCCC selected The Kafafian Group to act as its financial advisor in connection with the merger based on its qualifications, industry experience, reputation and past assistance to FCCC. The Kafafian Group, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, and valuations for corporate and other purposes. In the ordinary course of business The Kafafian Group provides consulting services to financial institutions, including performance measurement, profitability outsourcing, strategic planning, profit and process improvement, and various investment banking advisory services. In connection with its engagement, The Kafafian Group was asked to render an opinion to the FCCC board of directors as to the fairness to FCCC, from a financial point of view, of the merger consideration offered to AHB stockholders.

        At the request of FCCC's board of directors, representatives of The Kafafian Group participated in the special meeting held on September 16, 2008, at which the board of directors considered the proposed merger. At that meeting, representatives of The Kafafian Group made a presentation to the board of directors of their analyses relating to the proposed transaction and, in particular, of their determination regarding the fairness, from a financial point of view, of the proposed merger consideration to the FCCC stockholders. At that meeting, The Kafafian Group issued its written opinion that the consideration to be paid by FCCC to the AHB stockholders pursuant to the terms of the Agreement and Plan of Merger, then dated September 16, 2008, was fair from a financial point of view. This opinion was subsequently updated and affirmed on September 18, 2008. Except as discussed herein, no limitations were imposed by FCCC's board of directors upon The Kafafian Group with respect to investigations made or procedures followed in rendering this opinion.

        The full text of The Kafafian Group's written opinion is attached to this proxy statement/prospectus as Annex C and is incorporated herein by reference. FCCC stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations of The Kafafian Group's analyses. The Kafafian Group participated in certain negotiations leading to the Agreement and Plan of Merger, but the decision as to whether to enter into the Agreement and Plan of Merger was made by FCCC's board of directors.

        The Kafafian Group's opinion is directed only to the FCCC board of directors regarding the fairness of the merger consideration from a financial point of view.

        In providing its opinion, The Kafafian Group does not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated thereunder.

        In rendering its opinion, The Kafafian Group, among other things:

  •
  Reviewed the Agreement;

  •
  Analyzed regulatory filings and other financial information concerning FCCC since 2005;

  •
  Analyzed regulatory filings and other financial information concerning AHB since 2005;

  •
  Discussed past, present, and future financial performance and operating philosophies with FCCC and AHB senior managements;

  •
  Reviewed certain internal financial data and projections of FCCC and the proposed combined company;

  •
  Reviewed certain internal financial data and projections of AHB and the proposed combined company;

  •
  Compared the financial condition, financial performance, and market trading multiples of FCCC and AHB to similar financial institutions;

  •
  Reviewed reported price and trading activity for FCCC and compared it to the price and trading activity for similar financial institutions;

  •
  Compared the consideration to be paid by FCCC and shareholders pursuant to the Agreement with the consideration paid in comparable merger transactions of other financial institutions;

  •
  Reviewed the pro forma impact of the Merger on the earnings and book value of FCCC and compared the contributions of each institution in a number of key financial categories to the combined company;

  •
  Considered other financial studies, analyses, and investigations, and reviewed other information deemed appropriate to render this opinion.

        The Kafafian Group spoke with certain members of senior management and other representatives of FCCC and AHB to discuss the foregoing as well as matters The Kafafian Group deemed relevant. As part of its analyses, The Kafafian Group took into account its assessment of general economic, market and financial conditions, its experience in similar transactions, as well as its experience in and knowledge of the banking industry. The Kafafian Group's opinion is based upon conditions as they existed and could be evaluated on the respective dates thereof and the information made available to The Kafafian Group through the respective dates thereof.

        The Kafafian Group has assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed and/or discussed for the purposes of its opinion, without independent investigation. The Kafafian Group assumed that financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of senior management and are based on reasonable assumptions, estimates and judgments. Any estimates contained in the analyses performed by The Kafafian Group are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the values of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold.

        The Kafafian Group did not make any independent evaluation or appraisals of either FCCC or AHB or their respective assets or liabilities, nor was it furnished with any such appraisals. The Kafafian Group has not made a review of the loans or loan loss reserves or reviewed any individual loan files of FCCC or AHB. The Kafafian Group did not conduct a physical inspection of any properties or facilities of FCCC or AHB. The Kafafian Group also assumed, without independent verification, that the aggregate allowances for loan losses for FCCC and AHB were adequate.

        On September 16, 2008, The Kafafian Group rendered a written fairness opinion to FCCC's board of directors, which was subsequently updated and affirmed on September 18, 2008. The summary set forth below does not purport to be a complete description of the analyses performed by The Kafafian Group in connection with the merger. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, the opinion is not readily susceptible to summary description. The Kafafian Group believes that its analyses must be considered as a whole. Only selecting portions of its analyses and of the factors considered by it could create an incomplete view of the evaluation process underlying the opinion. No one component of the analyses performed by The Kafafian Group was assigned a greater significance than another component. Taken as a whole, The Kafafian Group believes these analyses support the conclusion that the consideration to be paid by FCCC is fair, from a financial point of view.

Contribution Analysis

        The Kafafian Group reviewed the contribution made by each of FCCC and AHB to various balance sheet and income statement categories of the combined company based on financial data at or for the latest twelve months ended June 30, 2008. The analysis showed that FCCC would contribute the following percentages of the combined company:

  •
  FCCC stockholders would own 83.1% of the combined company;

  •
  FCCC would contribute 79.8% of net loans of the combined company;

  •
  FCCC would contribute 78.5% of total assets of the combined company;

  •
  FCCC would contribute 77.8% of total deposits of the combined company;

  •
  FCCC would contribute 80.3% of total stockholders' equity of the combined company; and

  •
  FCCC would contribute 95.3% of net income of the combined entity.

Discounted Cash Flow Analysis

        The Kafafian Group performed three discounted cash flow analyses. The first was a "trading" model which valued AHB as if it remained independent. The second was an "acquisition" model which valued AHB as if it were to be acquired, and the third is a "hybrid" model, using trading price to book multiples but including management estimates of cost savings as a result of the contemplated transaction within the cash flows. In each analyses, The Kafafian Group used management projections and estimates, market trading multiples from comparable institutions, specifically price to tangible book multiples between 90% and 110% of tangible book on a trading basis and between 110% and 130% on an acquisition basis, and discount rates of between 11% and 15%. The Kafafian Group calculated a range of net present values of AHB common stock per share in each scenario.

		Price/Tangible Book Multiple (%)
	Discount Rate
Estimated Present Value Per Share		90%	100%	110%
Trading Basis	11.00%	$7.07	$7.86	$8.64
	13.00%	$6.47	$7.19	$7.91
	15.00%	$5.93	$6.58	$7.24
		110%	120%	130%
Acquisition Basis	11.00%	$8.64	$9.43	$10.22
	13.00%	$7.91	$8.62	$9.34
	15.00%	$7.24	$7.90	$8.56
		90%	100%	110%
Hybrid	11.00%	$9.78	$10.87	$11.95
	13.00%	$8.94	$9.94	$10.93
	15.00%	$8.19	$9.10	$10.01

        The Kafafian Group noted that the present value of the projected future earnings stream of AHB was $7.19 per share when applying a 100% terminal tangible book multiple and a 13% discount rate. The present value of the projected future earnings stream of AHB, which includes management estimates of cost savings as a result of the contemplated transaction in the hybrid scenario, was $9.94 per share using the same terminal tangible book multiple and discount rate. This analysis demonstrates the present value of the cost savings to the combined entity.

        Although the discounted cash flow analysis is a widely used valuation methodology, it relies on numerous assumptions, including balance sheet and earnings growth rates, discount rates, and market trading multiples that may ultimately be materially different than those used in the analysis. Therefore, this analysis does not purport to be indicative of the actual values or expected values of AHB common stock.

Peer Group Analysis: FCCC

        The Kafafian Group compared selected balance sheet, asset quality, capitalization, profitability, and market trading ratios to FCCC using financial data for two groups of financial institutions. The data was effective at or for the latest twelve months ended June 30, 2008 and market data on September 12, 2008.

        The first group or "Regional" peers compares institutions similar to FCCC. Accordingly, The Kafafian Group chose 12 profitable, Mid-Atlantic region commercial banks with between $700 million and $1.4 billion in total assets, commercial real estate loans to total loans greater than 30%, and commercial and industrial loans to total loans greater than 10%.

        The second group, or "National" peers, compares institutions similar to FCCC. Accordingly, The Kafafian Group chose 11 profitable, commercial banks with between $700 million and $1.4 billion in total assets, commercial real estate loans to total loans greater than 25%, commercial and industrial loans to total loans greater than 10%, non-interest income to total revenue greater than 20%, and total branch offices between 19 and 25.

(financial data at or for the period ended June 30, 2008)	FCCC	Regional Peers (Median)	National Peers (Median)
Loans/Deposits (%)	107.84	99.41	95.89
Tangible Equity/Assets (%)	7.03	8.04	7.09
NPAs/Assets (%)	0.26	0.81	1.16
Reserves/NPAs (%)	337.19	102.65	76.12
Net Interest Margin (%)	3.51	3.49	3.77
Non-interest Income/Total Income (%)	25.01	17.93	28.23
Non-interest Expense/Avg. Assets (%)	3.46	3.18	3.23
Efficiency Ratio (%)	75.71	65.69	67.53
Return on Avg. Assets (%)	0.83	0.91	0.95
Return on Avg. Equity (%)	11.66	9.19	9.94
Price to Earnings (x)	10.79	14.32	12.38
Price to Book Value (%)	114.13	126.52	112.45
Price to Tangible Book Value (%)	114.13	135.88	135.35
Current Dividend Yield (%)	3.71	2.87	4.13

        The analysis demonstrated that although FCCC lagged Regional and National peers in Return on Average Assets, it exceeded Regional and National peers in Return on Average Equity. FCCC's asset quality, as demonstrated by NPAs/Assets, and its reserve ratio, as demonstrated by its Reserves/NPAs were superior to both peer groups. The Kafafian Group noted that although FCCC performed similar to or better than peer in these ratios, it traded below peers in terms of Price to Earnings and Price to Tangible Book Value. FCCC's trading values impacted consideration paid for the contemplated transaction, as ninety percent of the consideration is in the form of FCCC common stock.

Peer Group Analysis: AHB

        The Kafafian Group compared selected balance sheet, asset quality, capitalization, profitability, and market trading ratios to AHB using financial data for two groups of financial institutions. The data was effective at or for the latest twelve months ended June 30, 2008 and market data on September 12, 2008.

        The first group or "Relational" peers compares institutions similar to AHB. Accordingly, The Kafafian Group chose 10 publicly traded banks or thrifts with between $140 million and $3.0 billion in total assets, 1-4 family loans to total loans greater than 40%, construction and land development loans to total loans greater than 10%, and non-interest income to total revenue greater than 25%.

        The second group, or "Recently Established" peers, compares institutions established in the same region and were established in a similar time to AHB. Accordingly, The Kafafian Group chose 13 banks or thrifts established in Pennsylvania or New Jersey between September 1998 and September 2003.

(financial data at or for the period ended June 30, 2008)	AHB	Relational Peers (Median)	Recently Est. Peers (Median)
Loans/Deposits (%)	95.04	96.24	91.73
Tangible Equity/Assets (%)	5.81	8.38	8.30
NPAs/Assets (%)	1.78	1.08	0.54
Reserves/NPAs (%)	29.40	54.87	81.28
Net Interest Margin (%)	2.11	3.02	3.29
Non-interest Income/Total Income (%)	80.23	37.41	8.05
Non-interest Expense/Avg. Assets (%)	9.06	3.57	2.88
Efficiency Ratio (%)	97.78	77.54	80.88
Return on Avg. Assets (%)	0.16	0.37	0.50
Return on Avg. Equity (%)	2.34	3.95	4.70
Price to Earnings (x)	—	12.23	21.63
Price to Book Value (%)	—	95.47	96.62
Price to Tangible Book Value (%)	—	97.35	99.66
Current Dividend Yield (%)	—	1.93	0.00

        AHB's common stock does not publicly trade. The analysis demonstrated the challenge in identifying peer groups with comparable balance sheets and revenue streams as AHB. AHB lags peer in profitability, as demonstrated by Return on Average Assets and Return on Average Equity, and asset quality, as demonstrated by NPAs/Assets and Reserves/NPAs.

Comparable Transaction Analysis

        The Kafafian Group reviewed the pricing of three comparable groups of merger and acquisition transactions. Group 1 were transactions announced after October 1, 2007 and the transaction value was less than $100 million, where the target institution was a bank or thrift with time deposits to total deposits greater than 50%. The criteria resulted in a list of 32 merger and acquisition transactions (the "Non-Core Deposit Targets"). Group 2 were transactions announced after October 1, 2007 and the transaction value was less than $100 million, where the target institution was a bank or thrift with 1-4 family loans to total loans greater than 40%. The criteria resulted in a list of 19 merger and acquisition transactions (the "Residential Mortgage Targets"). Group 3 were transactions that met the criteria from Group 1 and Group 2. The criteria resulted in a list of 14 merger and acquisition transactions (the "Mortgage and Non-Core Targets"). For purposes of this analysis, premium as a percent of core deposits equates to the amount paid over book value, or the premium, divided by the target's core deposits, or all deposits less time deposits greater than $100,000. Transaction multiples are calculated at the time the transactions were announced. The Kafafian Group calculated the weighted average price per each AHB common share for the contemplated transaction as $10.61, based on the closing price of FCCC stock on September 12, 2008, multiplied by the exchange ratio, multiplied by the percent of consideration to be paid in FCCC common stock, plus the cash consideration per share, multiplied by the percent of consideration to be paid in cash.

	AHB	Non-Core Deposit Targets	Residential Mortgage Targets	Mortgage and Non-Core Targets
Price to Book Value (%)	105.44	163.29	137.29	133.71
Price to Tangible Book Value (%)	119.90	167.12	142.43	133.71
Price to Latest Twelve Months EPS (x)	45.02	24.15	23.84	23.84
Price to Deposits (%)	8.63	18.39	18.93	18.39
Franchise Premium to Core Deposits (%)	2.27	11.87	9.19	8.18

        The Kafafian Group noted that, with the exception of Price to Latest Twelve Months EPS ratio, the contemplated transaction pricing ratios compared favorably to comparable transactions from an FCCC perspective.

        No company or transaction in the preceding Peer Groups and Comparable Transaction analyses is identical to AHB, FCCC, or the contemplated transaction. Accordingly, an analysis of the results of the foregoing is not mathematically precise; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. The ranges of valuation resulting from any particular analysis described above should not be taken to be The Kafafian Group's view of the actual value of AHB or FCCC.

Compensation of The Kafafian Group

        FCCC paid The Kafafian Group a retainer fee of $10,000 at the signing of the engagement letter between FCCC and The Kafafian Group on March 31, 2008. FCCC paid The Kafafian Group a fee of $35,000 upon the rendering of its fairness opinion. FCCC will pay a transaction fee of $40,000 at the consummation of the contemplated transaction. The Kafafian Group also will be reimbursed for reasonable out of pocket expenses incurred in connection with its engagement and FCCC has agreed to indemnify The Kafafian Group against certain liabilities. The Kafafian Group also performs profitability outsourcing services and has performed strategic planning and profit improvement services on behalf of FCCC during the past twelve months, for which it also received fees.

First Chester County's Reasons for the Merger

        In approving the merger agreement, FCCC's board of directors considered the following factors as generally supporting its decision to enter into the merger agreement:

  •
  its understanding of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of AHB and FCCC.

  •
  AHB's strategic attractiveness, including AHB's reputation as a community bank, the opportunities for FCCC's consumer and commercial banking to reach the central Pennsylvania market, AHB's experience in serving the prime mortgage market through mortgage acquisition, processing and placement across 39 states, and AHB's mortgage processing technology.

  •
  the ability to strengthen the combined mortgage banking platforms of both AHB and FNB and position FCCC to take advantage of the recent exit from the mortgage market of many non-bank mortgage originators and to benefit from the recovery and future growth of the residential housing market.

  •
  the transaction would expand FCCC's geographic footprint by expanding FCCC's presence from three counties to five counties in Pennsylvania, and allow FCCC to reach AHB's mortgage-banking customers in Pennsylvania, Maryland and the surrounding Mid-Atlantic states.

  •
  the understanding that AHB's community and customer service-oriented emphasis is consistent with FCCC's general business approach and corporate culture.

  •
  the review by FCCC's board of directors with its legal counsel of the terms of the merger, including the exchange ratio and the cash consideration.

  •
  the opportunities to obtain synergies as products are cross-marketed and distributed over broader customer bases and best practices are compared and applied across businesses.

  •
  the proposed board and management arrangements would provide FCCC with additional strong leadership and experienced management.

  •
  the proposed retention of key AHB senior executives would help assure the continuity of management, the likelihood of successful integration and the successful operation of the combined companies.

  •
  the opportunities to enhance fee based income.

  •
  the likelihood that the regulatory approvals needed to complete the transaction will be obtained.

  •
  the long term positive impact that the transaction may have to FCCC shareholders, customers, and employees.

  •
  the agreements of AHB's directors, AHB's CEO and President, and Franklin Financial to vote in favor of the transaction.

  •
  the historical and current market price of FCCC and the consideration to be paid to the AHB shareholders.

  •
  the fairness opinion and analysis of The Kafafian Group and the advice, counsel and assessment of FCCC's various other advisors.

        The FCCC board of directors also considered a variety of potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the current weakness in the real estate market and secondary residential mortgage loan markets, the significant requirements for regulatory compliance of mortgage-banking activities and the possibility that new regulations adopted in the future could impose burdens or restrictions on AHB's business model, the possiblity of increased demands for repurchases, indemnification claims or litigation in the future, and the challenges of integrating two organizations in different marketplaces.

        The foregoing discussion of the information and factors considered by the FCCC board of directors is not exhaustive, but includes all material factors considered by the board. In view of the wide variety of factors considered by the FCCC board of directors in connection with its evaluation of the merger and the complexity of these matters, the FCCC Board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the FCCC board of directors may have given different weights to different factors. The FCCC board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination to enter into the merger agreement.

        On the basis of these considerations, the merger agreement was unanimously approved by FCCC's board of directors.

Terms of the Merger

Effect of the Merger

        Upon completion of the merger, AHB will be merged with and into FNB, a wholly-owned subsidiary of FCCC, and the separate legal existence of AHB will cease. All property, rights, powers, duties, obligations, debts and liabilities of AHB will automatically be deemed transferred to FNB, as the surviving bank in the merger. FCCC and FNB will continue to be governed by their articles of incorporation and bylaws as in effect immediately prior to the merger.

What You Will Receive

        Each share of AHB stock that you hold at the effective time of the merger will automatically be exchanged into the right to receive either $11.00 in cash or 0.70 of a share of FCCC common stock, subject to adjustment as described herein. See "The Merger—Terms of the Merger—Adjustment of Exchange Ratio and Price Per Share," beginning on page            ." The market value of the FCCC common stock that you receive will be equal to the product of (1) the number of shares of AHB common stock you own, multiplied by (2) 0.70 (as adjusted, if necessary) multiplied by (3) the market value of a share of FCCC common stock on the effective date. You will not know the value of the FCCC common stock that you will receive until the effective date. Any warrants that you may hold will be cancelled and instead represent the right only to receive in cash the difference between the exercise price of the warrant and $11.00 (as adjusted, if necessary). Any AHB options that you may hold will be converted into FCCC options of equal economic value.

        FCCC will not issue fractional shares of FCCC common stock to AHB shareholders. If you are otherwise entitled to receive a fractional share of FCCC common stock under the exchange procedure described above, you will instead have the right to receive cash, without interest, in an amount equal to the product of the fraction of a share that would otherwise be due to you and the average of the final prices of FCCC common stock over 20 consecutive trading days ending on and including the fifth trading day prior to the merger effective date.

        Under the terms of the merger agreement, and subject to adjustment as described herein, 1,055,625 shares of FCCC common stock will be exchanged for 90% of the outstanding shares of AHB common stock and the remainder of the AHB shares will be exchanged for cash. In the event that the holders of AHB common stock elect to receive more or less than 1,055,625 shares of FCCC common stock, the number of shares that such holders elected to exchange for shares or cash (if any) will be reduced or increased through an allocation formula until the total number of shares of FCCC common stock exchanged for AHB common stock will equal 1,055,625.

        Accordingly, after AHB shareholder elections have been tabulated, the elected amounts of stock or cash may be adjusted to achieve a mix of consideration to AHB shareholders that ensures that the number of shares of FCCC common stock that will be issued will not exceed 1,055,625. Therefore, the amount of cash or stock that you receive in the merger may vary substantially from the consideration you elect to receive.

        If you do not make a valid election, you will be deemed to have made no election. No election shares will be converted into either stock and/or cash consideration based on the election of all other shareholders.

        You may receive significantly less or more cash or shares of FCCC common stock than you elect. For more information about the allocation rules and the potential effects of the allocation procedures described above see the sections entitled "The Merger—Terms of the Merger—Election and Exchange Procedures" and "The Merger—Terms of the Merger—Allocation of FCCC Common Stock and Cash," beginning on pages                        and                         , respectively.

Illustrations of Exchange Ratio Application; Value to Be Received and Allocation Procedures

        As a result of the merger, AHB will be merged with and into FNB, the wholly-owned subsidiary of FCCC. Each share of AHB common stock will then be converted into either 0.70 of a share of FCCC common stock or $11.00 in cash as each AHB shareholder elects, subject to the limitations described in this proxy statement/prospectus. Specifically, 1,055,625 shares of FCCC common stock will be exchanged for 90% of the outstanding shares of AHB common stock and the remainder of AHB common stock will be exchanged for cash. Depending on the elections of other AHB shareholders, your election may be adjusted according to a proration formula to receive more cash or more stock to ensure that a total of 1,055,625 shares of FCCC common stock will be exchanged for AHB common stock.

        If, based on the elections of AHB shareholders, the number of shares of FCCC common stock to be issued in the merger is less than 1,055,625, then:

  •
  All AHB shares that elected to receive FCCC common stock will be deemed to have elected to receive FCCC common stock; and

  •
  The exchange agent shall convert AHB shares for which no election was made on a pro rata basis as is necessary to ensure 1,055,625 shares of FCCC common stock will be issued in the merger; and

  •
  If the number of shares of FCCC common stock to be issued in the merger is still less than 1,055,625 after all no election shares have been converted to stock election shares, then the number of AHB shares that elected to receive cash will have a portion of their shares converted into cash and a portion converted into shares of FCCC common stock according to the following formulas:
  •
  The number of shares to be converted into cash will equal the result of multiplying the number of shares for which the shareholder elected to receive cash by one minus a fraction, the numerator of which is 1,508,036 minus the number of AHB shares for which stock elections were made and all no election shares, and the denominator of which is the aggregate number of shares for which AHB shareholders elected to receive cash; and

  •
  The number of shares to be converted into stock will equal the result of multiplying the number of shares for which the shareholder elected to receive cash multiplied by a fraction, the numerator of which is 1,508,036 minus the number of AHB shares for which stock elections were made and all no election shares, and the denominator of which is the aggregate number of shares for which AHB shareholders elected to receive cash.

        If, based on the elections of AHB shareholders, the number of shares of FCCC common stock to be issued in the merger is more than 1,055,625, then:

  •
  All AHB shares that elected to receive cash and all AHB shares for which no election was made will be deemed to have elected to receive cash; and

  •
  Each shareholder that elected to receive FCCC common stock will have a portion of his or her shares converted into cash and a portion converted into FCCC common stock according to the following formulas:
  •
  The number of shares to be converted into FCCC common stock will equal the result of multiplying the number of shares for which the shareholder elected to receive stock by a fraction, the numerator of which is 1,055,625 and the denominator of which is the aggregate number of shares for which AHB shareholders elected to receive stock multiplied by 0.70; and

    •
    The number of shares to be converted into cash will equal the result of multiplying the number of shares for which the shareholder elected to receive stock by one minus a fraction, the numerator of which is 1,055,625 and the denominator of which is the aggregate number of shares for which AHB shareholders elected to receive stock multiplied by 0.70.

        No fractional shares of FCCC common stock will be issued. Any AHB shareholder who would otherwise be entitled to receive a fraction of a share of FCCC common stock will instead receive cash in an amount equal to the fraction of the share of the FCCC common stock that the shareholder would otherwise be entitled to receive multiplied by the average price per share of FCCC common stock for a certain period prior to the closing of the merger.

Examples

        The following table illustrates the allocation rules described above. The table is only for illustration purposes and does not necessarily reflect what you will receive for your AHB shares. In all of these examples, assume that there are 1,675,596 shares of AHB common stock outstanding, which means that no more than 1,508,036 AHB shares will be converted into the right to receive FCCC common stock (to ensure that 1,055,625 shares of FCCC common stock will be issued in connection with the merger). The examples do not include the cash AHB shareholders will receive for fractional shares of FCCC common stock.

        The following table assumes you own 100 shares of AHB common stock and illustrates how your decision can effect your merger consideration under three scenarios. If you elect all cash, all stock or make no election. The first column of the table shows the number of AHB common stock shares that elected to receive stock. The table also assumes that all other shareholders choose cash.

Election of Other AHB shareholders for stock	You elect cash for all 100 shares	You elect stock for all 100 shares	You make no election for all 100 shares
1,400,000 shares of AHB common stock elect to receive FCCC common stock	You will receive 27 shares of FCCC common stock and $668.79.	You will receive 70 shares of FCCC common stock.	You will receive 70 shares of FCCC common stock.
1,600,000 shares of AHB common stock elect to receive FCCC common stock	You will receive $1,100.00.	You will receive 65 shares of FCCC common stock and $63.25.	You will receive $1,100.00.
1,508,036 shares of AHB common stock elect to receive FCCC common stock	You will receive $1,100.00.	You will receive 70 shares of FCCC common stock.	You will receive $1,100.00.

        At least forty days prior to completion of the merger, unless otherwise agreed by AHB and FCCC, AHB shareholders will receive an election form and other transmittal materials, which include instructions and the deadline date for making their election as to the form of consideration they prefer to receive in the merger. If an AHB shareholder does not properly complete and return an election form along with the applicable stock certificates, a guarantee of delivery for the shares of AHB common stock covered by the election form or a completed lost or destroyed certificate affidavit and indemnity bond by the deadline date, then that shareholder will receive cash and FCCC common stock as set forth above, depending upon the elections submitted by other AHB shareholders.

Election and Exchange Procedures

        Subject to the allocation process described in the next section, each AHB shareholder may elect to receive with respect to his or her shares of AHB common stock, all FCCC common stock, all cash or a combination of FCCC common stock and cash.

         Stock Election Shares.    AHB shareholders who validly elect to receive 0.70 shares of FCCC common stock for some or all of their shares will receive the per share stock consideration for that portion of the shareholder's shares of AHB common stock equal to the shareholder's stock election, subject to the allocation process described below. In our discussion below, we refer to shares held by shareholders who have made stock elections as "stock election shares."

         Cash Election Shares.    AHB shareholders who validly elect to receive cash for some or all of their shares will receive $11.00 in cash per share for that portion of the shareholder's shares of AHB common stock equal to the shareholder's cash election, subject to the allocation process described below. In our discussion below, we refer to shares held by AHB shareholders who have made cash elections as "cash election shares."

         No-Election Shares.    Shares held by AHB shareholders (i) who indicate that they have no preference as to whether they receive FCCC common stock or cash, (ii) who do not make a valid election prior to the election deadline, or (iii) who fail to properly perfect dissenters' rights will be deemed to be "no election shares." No election shares will be deemed undesignated and the consideration you receive will be based upon the other AHB shareholders who have elected. See "The Merger—Terms of the Merger—Allocation of FCCC Common Stock and Cash" below.

        A limited amount of FCCC common stock will be paid to AHB shareholders, as described above. Accordingly, there is no assurance that an AHB shareholder will receive the form of merger consideration that such shareholder elects to receive with respect to any or all of his or her shares of AHB common stock. If the stock consideration elections of all AHB shareholders would exceed the specified limits, then the procedures for allocating FCCC common stock and cash to be received by AHB shareholders will be followed by FCCC's exchange agent. See "The Merger—Terms of the Merger—Allocation of FCCC Common Stock and Cash" below.

         Election Form.    At least 40 days before the anticipated date of completion of the merger, FCCC's exchange agent will mail to AHB shareholders an election form with instructions on how to elect to receive FCCC common stock or cash or a combination of stock and cash for their AHB stock. The deadline for making an election will be 5:00 p.m. on the day that is the 30th business day after the materials are first mailed (unless AHB and FCCC otherwise agree). You must carefully follow the instructions from FCCC's exchange agent. Your election will be properly made only if by the deadline date, you have submitted to FCCC's exchange agent at its designated office, a properly completed and signed election form that is accompanied by your AHB stock certificate. The AHB stock certificate must be in a form that is acceptable for transfer (as explained in the election form). If your election is not properly made, your shares of AHB stock will be treated as "no election shares" and you will receive stock and/or cash consideration in exchange for your shares of AHB common stock, based upon the elections of all other shareholders. Neither FCCC nor its exchange agent will be under any obligation to notify any person of any defects in an election form.

        As soon as reasonably practicable after the effective date of the merger, FCCC's exchange agent will mail certificates representing shares of FCCC common stock and/or checks representing the merger consideration for shares of AHB common stock, together with cash in lieu of fractional share interests, to former shareholders of AHB who have timely submitted an effective election form along with their AHB stock certificates.

        If you do not timely submit an election form along with your certificates of AHB common stock, FCCC's exchange agent will mail to you as soon as reasonably practicable after completion of the merger, a letter of transmittal with instructions for submitting your AHB stock certificate in exchange for FCCC common stock or the cash consideration of $11.00 per share. At that time, you will need to carefully review the instructions, complete the materials enclosed with the instructions and return the materials along with your AHB stock certificate(s). Whether you will receive FCCC common stock and/or cash will depend on the election of other AHB shareholders. (See "The Merger—Terms of the Merger—Allocation of FCCC Common Stock and Cash," below.) As soon as reasonably practicable after receipt of the properly completed letter of transmittal and your AHB stock certificate(s), FCCC's exchange agent will mail a certificate representing shares of FCCC common stock or a check (or a stock certificate and a check) for the merger consideration. No interest will be paid on any cash payment.

        Certificates representing shares of FCCC common stock will be dated the effective date of the merger and will entitle the holders to dividends, distributions and all other rights and privileges of a FCCC shareholder from the effective date. Until the certificates representing AHB common stock are surrendered for exchange after completion of the merger, holders of such certificates will not receive the cash and/or stock consideration or dividends or distributions on the FCCC common stock into which such shares have been converted. When the certificates are surrendered to the exchange agent, any unpaid dividends or other distributions will be paid without interest. FCCC has the right to withhold dividends or any other distributions on its shares until the AHB stock certificates are surrendered for exchange.

        Until surrendered, each AHB stock certificate, following the effective date of the merger, is evidence solely of the right to receive the merger consideration. In no event will either FCCC or AHB be liable to any former AHB shareholder for any amount paid in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law.

        FCCC will not issue any fractions of a share of common stock. Rather, FCCC will pay cash for any fractional share interest any AHB shareholder would otherwise be entitled to receive in the merger. For each fractional share that would otherwise be issued, FCCC will pay by check an amount equal to the fractional share interest to which the holder would otherwise be entitled multiplied by the average final price of FCCC common stock on the determination date. Shares of AHB common stock issued and held by AHB as treasury shares as of the effective date of the merger, if any, will be canceled.

Allocation of FCCC Common Stock and Cash

        Notwithstanding the election of AHB shareholders to receive cash, FCCC common stock or a combination of stock and cash in the merger (i) the number of shares of FCCC common stock that will be exchanged for 90% of the outstanding shares of AHB common stock will be equal to 1,055,625 and (ii) the remainder of AHB common stock will be exchanged for $11.00 in cash per share, in each case, subject to adjustment as described herein.

         Stock Consideration equals 1,055,625 shares.    If the aggregate number of shares of FCCC to be issued as a result of AHB shareholder elections equals 1,055,625, then:

  •
  All stock election shares will be converted into the right to receive FCCC common stock at a rate of 0.70 per share; and

  •
  All cash election shares and all no election shares will be converted into the right to receive cash at a rate of $11.00 per share.

         Under-election of the Stock Consideration.    If the aggregate number of stock election shares results in less than 1,055,625 shares of FCCC common stock to be issued, then:

  •
  All stock election shares will be converted into the right to receive FCCC common stock at a rate of 0.70 per share;

  •
  No election shares will be converted at a pro rata rate into the right to receive FCCC common stock until the aggregate number of FCCC common stock to be issued equals 1,055,625;

  •
  If necessary, some cash election shares will be converted pursuant to a proration formula into the right to receive FCCC common stock until the aggregate number of FCCC common stock to be issued equals 1,055,625; and

  •
  The remaining cash election shares will be converted into the right to receive $11.00 in cash per share.

         Over-election of the Stock Consideration.    If the aggregate number of stock election shares results in more than 1,055,625 shares of FCCC common stock to be issued, then:

  •
  All cash election shares and no election shares will be converted into the right to receive FCCC common stock at a rate of $11.00 per share;

  •
  Some stock election shares will be converted pursuant to a proration formula rate into the right to receive cash until the aggregate number of FCCC common stock to be issued equals 1,055,625; and

  •
  The remaining stock election shares will be converted into the right to receive FCCC common stock at a rate of 0.70 per share.

        Because the United States federal income tax consequences of receiving FCCC common stock, cash, or both FCCC common stock and cash will differ, AHB shareholders are urged to read carefully the information included under the caption "Certain Federal Income Tax Consequences" and to consult their tax advisors for a full understanding of the merger's tax consequences to them. In addition, because FCCC common stock can fluctuate in value during the election period, the economic value per share received by AHB shareholders who receive stock may, as of the date of receipt by them, be more or less than the $11.00 cash per share received by AHB shareholders who receive cash.

Adjustment of Exchange Ratio and Price Per Share

        The merger agreement provides that, as a condition of closing, AHB's tangible net worth (as defined in the merger agreement), adjusted for the net present value of the effect on AHB's tangible net worth at December 31, 2010, of any costs associated with any material restrictions or prohibitions imposed by any regulatory approval required by the merger agreement and the effects of any changes to laws or regulations applicable to AHB as adjusted for certain events, must exceed $13,913,000. If it does not, then the exchange ratio and the $11.00 price per share will be proportionately reduced in order that the total merger consideration is reduced by the amount of the shortfall and the ratio of stock to cash consideration remains 90%/10%. If AHB's tangible net worth as so adjusted is less than $12,069,844, then AHB and FNB may agree to a proportionate reduction in the exchange ratio and the $11.00 price per share. In the absence of such an agreement, then neither AHB nor FNB will be obligated to consummate the merger.

        For example, if AHB's tangible net worth as so adjusted was determined to be $13,813,000, resulting in an adjustment amount of $100,000, the Exchange Ratio would be adjusted downward by 0.56 percent to 0.6961, and the Price Per Share would be adjusted downward by 0.56 percent to $10.94 per share. In the event of an adjustment to the Exchange Ratio and the Price Per Share, then the amounts payable to warrant holders and the provisions governing the conversion of the AHB options will be correspondingly adjusted to reflect the adjusted economic terms of the transaction.

FCCC Common Stock

        Each share of FCCC common stock outstanding immediately prior to completion of the merger will remain outstanding and unchanged by the merger.

AHB Warrants

        At the effective time of the merger, each outstanding AHB warrant will be cancelled and instead represent the right only to receive in cash the difference between the exercise price of the warrant and $11.00 (subject to adjustment as previously discussed). Before any warrant holder receives the cash consideration for each warrant, he or she will be required to execute a warrant cancellation form. As of the effective date of this proxy statement/prospectus, AHB has outstanding warrants exercisable for the purchase of 212,000 shares of AHB common stock. The exercise price of these warrants is $10.00 per share of AHB common stock.

Treatment of AHB Stock Options

        Each outstanding option to acquire AHB common stock will be converted at the effective time of the merger into an option to purchase FCCC common stock and will continue to be governed by similar terms and conditions under which it was granted, except that:

  •
  the number of shares of FCCC common stock subject to the converted stock options will be equal to the product of the number of shares of AHB common stock subject to the AHB stock option and 0.70 (subject to adjustment as previously discussed) rounded down to the nearest whole share;

  •
  the exercise price per share of FCCC common stock subject to the converted stock option will be equal to the exercise price per share of AHB common stock under the AHB stock option divided by 0.70 (subject to adjustment as previously discussed) rounded up to the nearest whole cent; and

  •
  the exercise date of the converted stock options will be accelerated to the effective date of the merger.

        As of the effective date of this proxy statement/prospectus, AHB has outstanding AHB options exercisable for the purchase of 204,500 shares of AHB common stock.

Effective Date

        The merger will take effect when all conditions, including obtaining shareholder and regulatory approval, have been fulfilled or waived, or as soon as practicable thereafter as FCCC and AHB may mutually select. Regulatory approval cannot be waived. We presently expect to close the merger on or before December 31, 2008. See "The Merger—Terms of the Merger—Conditions to the Merger" and "The Merger—Terms of the Merger—Regulatory Approvals," beginning on pages                         and                         , respectively.

Representations and Warranties

        The merger agreement contains customary representations and warranties relating to various factual matters.

        Each of FCCC and AHB has made representations and warranties to the other regarding, among other things:

  •
  Corporate organization of FCCC and AHB and their respective subsidiaries.

  •
  Capital structures of FCCC and AHB.

  •
  Valid corporate power and authority to conduct current business and enter into the merger agreement and related obligations.

  •
  Consents or approvals of regulatory authorities or third parties necessary to complete the merger.

  •
  Absence of undisclosed liabilities.

  •
  Consistency and accuracy of financial statements with accounting principles generally accepted in the United States and the rules and regulations of any other applicable regulatory authority.

  •
  Absence of undisclosed material pending or threatened litigation.

  •
  Absence of regulatory orders or similar submissions and timeliness of all regulatory filings.

  •
  Compliance with applicable laws and regulations.

  •
  Absence of undisclosed brokers' or finders' fees.

  •
  Disclosure of retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974.

  •
  Absence of labor agreements or disputes.

  •
  Filing of tax returns and payment of taxes.

  •
  Qualification as a reorganization under Section 368(a) of the Internal Revenue Code.

  •
  Absence of undisclosed risk management instruments.

  •
  Absence of undisclosed material adverse changes, since December 31, 2007.

  •
  Absence of untrue or omission of material facts.

        In addition, AHB has made other representations and warranties about itself to FCCC as to:

  •
  Mortgage-banking business of AHB, including the absence of undisclosed recourse loans, enforceability of mortgage loans, eligibility of certain mortgage loans for sale and/or pooling, quality of title to mortgage loans and compliance with applicable laws and regulations.

  •
  Disclosure of audits, investigation reports or complaints in respect of AHB resulting in the repurchase of mortgage loans, indemnification by AHB in connection with mortgage loans or recession of insurance or guaranty contracts applicable to mortgage loans.

  •
  Joint ventures of AHB.

  •
  Disclosure of AHB's material contracts.

  •
  Absence of undisclosed material environmental violations, actions or liabilities relating to AHB.

  •
  Proper servicing and enforceability of AHB's loans and absence of undisclosed problem loans.

  •
  Quality of title to real and personal properties owned or used by AHB.

  •
  Disclosure of intellectual property rights of AHB.

  •
  Proper administration of fiduciary accounts of AHB.

  •
  Accuracy of AHB's books and records.

  •
  Maintenance of adequate insurance by AHB and disclosure by AHB of insurance contracts.

  •
  Establishment and maintenance of AHB's allowance for loan loss and compliance of AHB's allowance for loan losses with applicable regulatory authorities.

  •
  Absence of restrictions on certain investment securities.

  •
  Receipt by AHB of fairness opinion.

        In addition, FCCC has made other representations and warranties about itself to AHB as to:

  •
  Disclosure of ownership of AHB common stock by FCCC.

  •
  Financial ability of FCCC to consummate the merger.

        The representations and warranties described above and included in the merger agreement were made by each of FCCC and AHB to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by FCCC and AHB in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purposes of allocating risk between FCCC and AHB rather than to establish matters as facts. The merger agreement is described in, and included as Annex A to, this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding AHB, FCCC or their respective businesses. Accordingly, the representations and warranties and other provision of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus. The representataions and warranties in the merger agreement do not survive the effective time of the merger.

Conduct of Business Pending the Merger

        In the merger agreement, AHB agreed to use its reasonable good faith efforts to preserve its business organizations intact, to maintain good relationships with employees, and to preserve the goodwill of customers and others with whom they do business.

        In addition, AHB agreed to conduct its business and to engage in transactions only in the ordinary course of business, consistent with past practice, except as otherwise required by the merger agreement or consented to by FCCC. AHB also agreed in the merger agreement that AHB will not, without the written consent of FCCC:

  •
  Except pursuant to certain existing rights, issue, sell or authorize additional stock or issue or grant options or similar rights with respect to its capital stock or any securities convertible into its capital stock.

  •
  Declare, set aside or pay any dividend or other distribution in respect of its capital stock.

  •
  Adjust, split, combine, redeem, reclassify, purchase or acquire its capital stock.

  •
  Enter into, amend or renew any employment, consulting, change in control, severance or similar agreements with any director, officer or employee of AHB or grant any wage increases or increase to employee benefits except for in the ordinary course of business or otherwise previously disclosed to FCCC.

  •
  Establish any new or make contributions to any benefit plans except as required by law or under the terms of the plans.

  •
  Except as disclosed or to fill vacancies or to satisfy certain contractual obligations, hire or promote any employee.

  •
  Sell, transfer, mortgage, encumber or otherwise dispose of any assets, deposits, business or properties except by way of foreclosure, acquisitions of control in a bona fide fiduciary capacity or in satisfaction of existing debts, each in the ordinary course of business.

  •
  Acquire assets, business, deposits or properties of any other entity except in the ordinary course of business.

  •
  Make capital expenditures in excess of $25,000.00 individually or $250,000.00 in the aggregate.

  •
  Change its articles of association or bylaws, except as required by law.

  •
  Change accounting methods except as required by law or generally accepted accounting principles.

  •
  Enter into or modify any material contracts, except as permitted by the merger agreement.

  •
  Settle any law suits in an amount in excess of $100,000.00 or that would materially restrict AHB's business.

  •
  Change its business lines except as required by applicable laws and regulations.

  •
  Incur or prepay any indebtedness except in the ordinary course of business.

  •
  Acquire or restructure any debt or investment securities except by way of foreclosure, acquisitions in a bona fide fiduciary capacity or in satisfaction of existing debts, each in the ordinary course of business.

  •
  Except as disclosed, make, renew or modify any loan other than in conformity with AHB's existing credit policies.

  •
  Invest in any real estate other than through foreclosure, acquisition in a bona fide fiduciary capacity or in satisfaction of existing debts, each in the ordinary course of business.

  •
  Take any action that would preclude the treatment of the merger as a reorganization under Section 368 of the Internal Revenue Code of 1986.

  •
  Take any action that would result in any representation or warranty from becoming untrue in any material respect, prevent any of the closing conditions from occurring, or result in a material violation of the agreement.

  •
  Take any action that would adversely affect or materially delay the ability of either FCCC or AHB from obtaining any regulatory approvals or to perform their covenants or agreements under the merger agreement.

  •
  Agree to do any of the foregoing.

        FCCC agreed in the merger agreement that it will not, without the written consent of AHB:

  •
  Take any action that would preclude the treatment of the merger as a reorganization under Section 368 of the Internal Revenue Code of 1986.

  •
  Take any action that would result in any representation or warranty from becoming untrue in any material respect, prevent any of the closing conditions from occurring, or result in a material violation of the agreement.

  •
  Take any action that would adversely affect or materially delay the ability of either FCCC or AHB from obtaining any regulatory approvals or to perform their covenants or agreements under the merger agreement.

  •
  Declare any dividend or distribution in respect of its common stock.

  •
  Subdivide, split up, reclassify or combine its common stock, or make a distribution other than a cash dividend on its common stock in any security convertible into its common stock.

  •
  Take any action that would result in the outstanding shares of its common stock to be increased, decreased, changed into or exchanged for a different number or kind of shares or securities, ine ach case as a result of a change in FCCC's capitalization.

  •
  Transfer, mortgage, encumber, dispose of, or discontinue any of its assets, business, deposits of properties, except in the ordinary course of business.

  •
  Acquire assets, business, deposits or properties except by way of foreclosure, acquisitions of control in a bona fide fiduciary capacity or in satisfaction of existing debts, each in the ordinary course of business.

  •
  Change its articles of incorporation or bylaws.

  •
  Agree to do any of the foregoing.

Conditions to the Merger

        Obligations to complete the merger are subject to various conditions, including the following:

  •
  The merger agreement shall have been duly approved and adopted by the AHB shareholders.

  •
  All necessary governmental approvals for the merger shall have been obtained, and all statutory waiting periods shall have expired.

  •
  There shall not be any order, decree or injunction in effect preventing the completion of the merger or related transactions.

  •
  An effective registration statement shall be on file with the SEC.

  •
  All permits and other authorizations under the securities laws, other than the registration statement, necessary to consummate the merger agreement and to issue shares of FCCC stock in connection with the merger shall have been received and be in full force and effect.

  •
  No statute, rule, regulation, judgment, decree, injunction or other order shall have been promulgated, enacted or enforced by any governmental authority that prohibits, restricts or makes illegal the merger.

  •
  AHB's tangible net worth (as defined in the merger agreement) as adjusted for the net present value of the effect on AHB's tangible net worth at December 31, 2010, of any costs associated with any material restrictions or prohibitions imposed by any regulatory approval required by the merger agreement and the effects of any changes to laws or regulations applicable to AHB must exceed $13,913,000, except that if AHB's tangible net worth as so determined is less than $13,913,000 but greater than or equal to $12,069,844, then the exchange ratio and the $11.00 price per share will be proportionately reduced, and if AHB's tangible net worth as so determined is less than $12,069,844, then AHB and FCCC may agree to reduce the exchange ratio and the $11.00 price per share proportionately, or, in the absence of such agreement, neither AHB nor FNB will be obligated to consummate the merger.

        In addition to the foregoing, AHB's and FCCC's obligations to close the merger are each conditioned on:

  •
  The accuracy in all material respects, as of September 18, 2008 and as of the merger effective date, of the representations and warranties of each of them.

  •
  AHB's and FCCC's performance in all material respects of all obligations required to be performed under the merger agreement.

  •
  Each of AHB and FCCC receiving a tax opinion that the merger will constitute a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

  •
  The existence of no "material adverse effect" as such term is defined in the merger agreement.

        FCCC's obligations to close the merger are conditioned on, among other things, the following:

  •
  Receipt of an employment agreement from Mr. Deitch and Ms. Smith.

  •
  Receipt from each director of AHB, a voting agreement, a noncompetition and nonsolicitation agreement, a warrant cancellation agreement, and a stock option and warrant standstill agreement.

  •
  Receipt from certain directors of AHB a post-closing selling agreement.

  •
  Receipt of a support agreement and a warrant cancellation agreement from Franklin Financial.

  •
  Not more than 20% of AHB's shares having perfected dissenters rights in dissenters' valuation proceedings.

  •
  Receipt by AHB of an updated opinion regarding affiliated business arrangements.

  •
  Receipt of all consents of third parties that are necessary to permit the merger to be consummated.

        AHB's obligation to close the merger are conditioned on, among other things, the following:

  •
  FCCC's common stock remaining eligible for quotation on the OTC bulletin board.

  •
  Approval and adoption of a management incentive plan for certain AHB officers by the Personnel and Compensation Committee of FCCC's Board of Directors.

Amendment; Waiver

        The merger agreement may be amended or modified or any condition waived by the written agreement of the parties, except when the approval of the shareholders of AHB is required by law.

Termination

        AHB and FCCC can agree to amend the merger agreement in any way, except that after the merger agreement is approved by AHB shareholders, no amendment shall be made that by law requires further approval by AHB shareholders without obtaining such approval.

        AHB and FCCC may agree to terminate the merger agreement and not complete the merger at any time before the merger is completed. Each party also may unilaterally terminate the merger agreement in certain circumstances including:

  •
  The merger is not completed on or prior to April 30, 2009, if the failure to complete the merger by that date is not due to a breach of the merger agreement by the party seeking to terminate it.

  •
  A final denial of a required regulatory approval, if the failure to obtain regulatory approval is not due to a breach of the merger agreement by the party seeking to terminate it.

  •
  A party has materially breached any representation, warranty, covenant or agreement in the merger agreement and such breach or breaches would be reasonably expected, individually or in the aggregate with other breaches, to result in a material adverse effect on the breaching party, and such breach or breaches cannot be or have not been remedied within 30 days after written notice of such breach or breaches, if the breach or breaches were not by the terminating party.

  •
  If AHB's shareholders do not approve the merger agreement.

        AHB may terminate the merger agreement:

  •
  At anytime prior to the date of the mailing of this proxy statement/prospectus, if AHB concurrently enters into a superior proposal, as defined in and in compliance with the merger agreement.

        FCCC may terminate the merger agreement:

  •
  At any time prior to the AHB special meeting of shareholders, if AHB breaches the provisions of the merger agreement restricting AHB's ability to solicit and accept alternative transactions in a way materially adverse to FCCC;

  •
  If the AHB board of directors withdraws, changes, or modifies its recommendation to AHB shareholders for approval of the merger agreement;

  •
  If the AHB board of directors recommends approval of an alternative acquisition proposal; or

  •
  If AHB materially breaches its obligations under the merger agreement by failing to call, give notice of, convene and hold the special meeting.

        Generally, the party seeking to terminate cannot itself be in violation of the merger agreement.

Termination Fees

        AHB must pay FCCC a termination fee in the amount of $900,000 if the merger agreement is terminated:

  •
  By AHB because it entered into a superior proposal to be acquired;

  •
  By FCCC because AHB breached the provisions of the merger agreement restricting AHB's ability to solicit and accept alternative transactions in a way materially adverse to FCCC;

  •
  By FCCC because the AHB board of directors withdraws, changes, or modifies its recommendation to AHB shareholders for approval of the merger agreement;

  •
  By FCCC because the AHB board of directors recommends approval of an alternative acquisition proposal; or

  •
  By FCCC because AHB materially breaches its obligations under the merger agreement by failing to call, give notice of, convene and hold the special meeting.

        AHB must pay FCCC a termination fee in the amount of $500,000 if the merger agreement is terminated by FCCC because AHB has materially breached any representation, warranty, covenant or agreement in the merger agreement and such breach would be reasonably expected, individually or in the aggregate with other breaches, to result in a material adverse effect on AHB, and such breach or breaches cannot be or have not been remedied within 30 days after written notice of such breach.

        FCCC must pay AHB a termination fee in the amount of $500,000 if the merger agreement is terminated by AHB because FCCC has materially breached any representation, warranty, covenant or agreement in the merger agreement and such breach would be reasonably expected, individually or in the aggregate with other breaches, to result in a material adverse effect on FCCC, and such breach or breaches cannot be or have not been remedied within 30 days after written notice of such breach.

No Solicitation of Other Transactions

        AHB agreed that it will not, and will not allow others under its control to, directly or indirectly:

  •
  Initiate, solicit, encourage or take any other action to facilitate, any acquisition proposals or inquiries with respect to, or the making of any acquisition proposal; or

  •
  Participate in any discussions or negotiations, furnish any information to, or approve, endorse, recommend or enter into any agreement relating to any acquisition proposal;

unless it believes, after receipt of advice from its legal counsel, that failure to do so would violate the AHB's board of directors' fiduciary duties.

        AHB has also agreed to notify FCCC promptly if any acquisition proposal or inquiry described above is received by AHB from any third party and permit FCCC to have an opportunity to adjust its offer.

        For a discussion of circumstances under which certain actions relating to a possible change in control involving AHB could result in AHB being required to pay a termination fee of $900,000. See "The Merger—Terms of the Merger—Termination Fees," above.

Expenses

        Generally, FCCC and AHB will each pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, including fees and expenses of financial consultants, accountants and legal counsel.

Regulatory Approvals

        Completion of the merger is subject to the prior receipt of all necessary consents or approvals of, and the provision of all necessary notices to, federal and state authorities.

        FCCC and AHB have agreed to use their commercially reasonable efforts to obtain all regulatory approvals required to complete the merger. These approvals include approval from the Office of the Comptroller of the Currency and the Federal Reserve Board, and the Pennsylvania Department of Banking. The merger cannot proceed in the absence of these required regulatory approvals.

        FCCC has filed applications and/or notices with the Office of the Comptroller of Currency, the Federal Reserve Board, and the Pennsylvania Department of Banking requesting approval of the merger. The applications describe the terms of the merger, the parties involved, and the activities to be conducted by the combined companies as a result of the transaction, and contain certain related financial and managerial information. Copies of the applications will be provided to the U.S. Department of Justice and other governmental agencies.

        We are not aware of any material governmental approvals or actions that are required to complete the merger, except as described above. If any other approval or action is required, we will use our best efforts to obtain such approval or action.

Employment; Severance

        Prior to the completion of the merger, all employees of AHB whose employment is terminated in contemplation of the merger will be entitled to receive a severance payment from AHB made in accordance with AHB's past severance practices. Upon completion of the merger and for a period of six months thereafter, all employees of AHB whose employment is terminated as a result of the merger will be entitled to receive a severance payment from FNB in accordance with FNB's past practices.

Employee Benefits

        The merger agreement provides that as of the effective date of the merger, each employee of AHB who becomes an employee of FCCC shall continue to participate in the benefit plans of AHB or to participate in FCCC's, or as appropriate FNB's employee benefit plans, programs, and policies and shall receive full credit for each year of service with AHB for purposes of determining eligibility for participation and vesting, but not benefit accrual. FCCC shall use the original date of hire by AHB in making these determinations. After the effective date of the merger, FCCC may discontinue, amend, convert to, or merge with, a FCCC benefit plan any AHB benefit plan, subject to the plan's provisions and applicable law.

Voting Agreements with Directors and Executive Officers

        As a condition to FCCC entering into the merger agreement, the directors of AHB entered into agreements with FCCC, dated as of September 18, 2008, pursuant to which each director agreed to vote or cause to be voted all shares of AHB common stock over which such director has or shares voting power in favor of the merger agreement. A form of voting agreement is Exhibit 4 to the merger agreement, which is attached to this document as Annex A. The voting agreements may have the effect of discouraging persons from making a proposal for an acquisition transaction involving AHB. The following is a brief summary of the material provisions of the voting agreements.

        Each director of AHB agreed, among other things, to vote, or cause to be voted, in person or by proxy, all of the AHB common stock as to which he or she has or shares voting power, or acts as trustee over a voting trust, individually or jointly with other persons, and will use his or her reasonable best efforts to cause any other shares of AHB common stock over which he or she shares voting power to be voted for approval of the merger agreement.

        Each director of AHB agreed to not offer, sell, transfer, or otherwise dispose of or to permit the offer, sale, transfer or other disposition of any shares of AHB common stock over which such director has sole or shared voting power or beneficial ownership. Further, the directors agree not to exercise any options to purchase common stock or any warrants to purchase common stock except under certain conditions.

Non-Competition and Non-Solicitation Agreements

        As a condition to FCCC and FNB's entering into the merger agreement, certain of the directors entered into agreements pursuant to which they agreed that for one year after the merger, they will not compete against FCCC or solicit AHB's customers and employees. The directors agreed not to accept a position as a director or employee of any bank holding company or insured depository institution located in Cumberland and Lancaster Counties or any contiguous county ("Competitive Enterprise"). However, the directors of AHB may accept a position as a director of a Competitive Enterprise whose business activities are not substantially similar to AHB's business activities. Also, the directors will not directly or indirectly acquire an ownership interest (unless it is direct or indirect beneficial ownership of up to ten percent (10%)) in any Competitive Enterprise which would enable the director to substantially control, direct, or influence the operations of the institution. The directors also agreed that they would not, for the purpose of selling any product or services that competes with AHB, indirectly or solicit, divert or entice any customer of AHB to transfer business to a Competitive Enterprise, unless the director provided the service or product prior to AHB entering into the merger agreement. The directors further agreed not to employ or assist in employing any present employee of AHB with a Competitive Enterprise. The directors are prohibited from indirectly making any statement, comments or other communications that impugns or is intended to impugn, disparage or otherwise malign the reputation, ethics, competency, morality or qualifications of AHB or FCCC or any of their current or former directors, officers, employees or customers. The directors shall also maintain the confidentiality of all information relating to the business of AHB which has not been publicly released by AHB and the director shall not use such information for his or her own benefit.

Post-Closing Selling Agreements

        As a condition to FCCC and FNB's entering into the merger agreement, certain of the directors, including Mr. Deitch and Ms. Smith, entered into agreements pursuant to which they agreed not to sell or otherwise transfer the shares of FCCC common stock that they will receive in exchange for his or her shares of AHB common stock for a period of one year after the merger, and, thereafter, will not sell or otherwise transfer more than 10% of the shares of FCCC common stock received in the merger in any three month period commencing on or after the first anniversary of the merger.

Franklin Financial Support Agreement

        As a condition to FCCC and FNB's entering into the merger agreement, Franklin Financial, AHB's largest shareholder, agreed to vote, or cause to be voted, all of the shares of AHB common stock that it owns or controls in favor of the approval of the merger agreement and against any action that is intended, or could reasonably be expected, to adversely affect the transactions contemplated by the merger agreement. In addition, Franklin Financial agreed not to sell, encumber or otherwise transfer, without prior notice to FCCC, more than 30,000 shares of FCCC common stock received in exchange for the shares of AHB common stock owned by Franklin Financial during each of the four successive three month periods commencing on the date of the merger.

Financial Interests of AHB Directors and Executive Officers in the Merger

Share Ownership

        As of                        , 2008, the record date for the special meeting of AHB shareholders, the directors and executive officers of AHB may be deemed to be the beneficial owners of 284,591 shares, representing approximately 17.0% of the outstanding shares of AHB common stock. See "Information with Respect to AHB-Stock Ownership of Principal Shareholders and Management," beginning on page                        .

Stock Options and Warrants

        As of                        , 2008, the record date of the special meeting of AHB shareholders, the directors and executive officers of AHB held a total of 204,500 stock options and 212,000 warrants. FCCC has agreed to cash out all of the warrants at the effective date of the merger and to convert the AHB stock options into FCCC stock options with similar provisions and as adjusted to reflect the exchange ratio of 0.70 (subject to adjustment). As a result, the directors and executive officers of AHB are expected to receive a total of approximately $212,000 in cash for their warrants.

Acceleration of Unvested Stock Options

        Upon completion of the merger, all unvested AHB stock options will become fully vested and exercisable as a result of the merger. Of the 204,500 AHB stock options outstanding, 30,671 unvested AHB stock options will become fully vested and exercisable. Included in the 30,671 unvested stock options which will vest as a result of the merger is the accelerated vesting of 8,167 unvested AHB stock options for James M. Deitch, AHB's Chairman and Chief Executive Officer, and 7,500 unvested AHB stock options for Anna R. Smith, AHB's President and Chief Operating Officer and a director of AHB.

Indemnification and Insurance

        FCCC has agreed for six years after the merger's effective date to indemnify the directors and officers of AHB and its subsidiaries against all costs, expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities arising out of actions occurring prior to the merger's effective date, except for the transactions contemplated by the merger agreement or involving AHB Common Stock, AHB options or AHB warrants, to the fullest extent permitted under AHB's articles of incorporation, bylaws, and existing directors' and officers' liability insurance.

        FCCC has also agreed that for six years after the merger's effective date, FCCC will, at its expense, maintain directors' and officers' liability insurance for the former directors and officers of AHB and its subsidiaries with respect to matters occurring at or prior to the merger's effective date. The insurance coverage is to be substantially comparable to the director and officer liability policy of AHB as of the date of the merger agreement, so long as the policy can be obtained at a cost not in excess of 150% of the annual rate per year for such director and officer liability insurance policy as is in effect at AHB as of the date of the merger agreement. In the event FCCC is unable to obtain a director and officer liability insurance tail policy at a cost not in excess of 150% of such annual rate per year, FCCC shall use commercially reasonable efforts to obtain the most advantageous coverage that is available for this insurance amount.

Board Positions and Compensation

        Upon completion of the merger, James M. Deitch is to be appointed as a director of both FCCC and FNB and such service will be on the same terms as other employee-directors of FCCC and FNB.

Employment and Compensation Agreements

Employment Agreements

        In connection with the merger agreement, FCCC and FNB entered into employment agreements (the "Employment Agreements"), dated September 18, 2008, with James M. Deitch, AHB's Chairman and Chief Executive Officer, and Anna Ruth Smith, AHB's President and Chief Operating Officer and a director of AHB (collectively, the "AHB Executives"). Employment under the Employment Agreements will commence with the closing of the merger. The provisions of each of the Employment Agreements are substantially the same except for specific terms relating to the AHB Executive's positions, responsibilities, term, compensation and benefits. The following discussion, therefore, describes each of the Employment Agreements, noting the differences where they occur.

        Pursuant to their respective Employment Agreements, upon completion of the merger, Mr. Deitch will become the Managing Director of the AHB Division of FNB, and Ms. Smith will become the President of the AHB Division of FNB. Each of the Employment Agreements expire on December 31, 2010. On January 1, 2010 and on each succeeding January 1, the term of the Employment Agreements automatically extend for one year unless FCCC and FNB or the AHB Executive provides written notice of termination or agree to a mutually acceptable date to terminate their respective Employment Agreement.

        Under the Employment Agreements, Mr. Deitch is provided an annual salary of $203,000 and Ms. Smith is provided an annual salary of $195,000, which amounts are consistent with their current base salaries with AHB. The salaries of the AHB Executives may be adjusted from time to time by the boards of directors of FCCC and FNB but not below the amounts in effect as of the commencement of their employment. The Employment Agreements provide for the continuation of the AHB Executives' participation in the life, health, retirement and other benefit plans provided by AHB prior to the merger. The Employment Agreements also provide for the AHB Executives' participation in the supplemental benefit retirement plan ("SBRP") that FCCC provides to its executive officers and for participation in a management incentive plan ("MIP") to be established in accordance with the merger agreement. Under the SBRP, eligible executives are credited with a benefit equal to 3% of their base salary each year. As further described below, the MIP will provide an annual incentive opportunity to the AHB Executives based on the adjusted net income of the AHB Division versus its projected net adjusted net income. The boards of FCCC and FNB may change the benefits to be provided the AHB Executive's from time to time but such benefits may not be materially less than those provided as of the merger.

        During the term of the Employment Agreements and for one year thereafter, the AHB Executives may not, directly or indirectly, be employed by or enter into a consulting arrangement with or otherwise agree to perform personal services for any other bank or financial institution, including any mortgage-banking business, doing business in Pennsylvania, New Jersey, New York, Maryland, Delaware or in any other state in which the AHB Division generated 5% or more of its business in the preceding twelve months, directly or indirectly employ or seek to employ any person employed during that time by FCCC or FNB, or otherwise encourage or entice any such person to leave such employment, or solicit any customers or vendors of FCCC or FNB on behalf of or for the benefit of any such bank or financial institution, including any mortgage-banking business. However, this restrictive covenant will not apply if the AHB Executive's employment is terminated by the AHB Executive due to a breach of the Employment Agreement or by FCCC or FNB for any reason other than for cause.

        The Employment Agreements entitle the AHB Executives to certain payments and benefits in the event of termination of employment under certain circumstances, such as a change in control, which are described below.

Management Incentive Plan

        Under the merger agreement, FCCC and AHB have agreed to establish a MIP for the benefit of certain management employees of AHB effective as of the merger. The terms of the MIP are to be consistent with the principal terms set forth and agreed to by the parties under the merger agreement. The MIP is intended to recognize performance that attains and exceeds the annual budgeted pre-tax net income of the AHB Division of FNB following the merger. Participation in the MIP is expected to be extended to five to seven key management employees of the AHB Division who are selected for participation by the Managing Director of the AHB Division, as concurred with by the President of FCCC, subject to the approval of the Personnel and Compensation Committee of the board of FCCC (the "Committee") in the case of any participant who is an executive officer of FCCC.

        Under the MIP, an incentive bonus pool will be established each year based on the actual "adjusted net income before income taxes" (as defined in the MIP) achieved by the AHB Division for the year versus the projected adjusted net income before income taxes established for MIP purposes for the year as follows:

  •
  If the projected adjusted net income before income taxes is not achieved, the MIP incentive bonus pool will be zero.

  •
  If the projected adjusted net income before income taxes is achieved, the incentive bonus pool will be credited with $250,000.

  •
  If the projected adjusted net income before income taxes is exceeded, the incentive bonus pool will be credited with the following additional amounts:
  •
  20% of the first $1.0 million of excess;

  •
  30% of the excess over $1 million up to $1.999 million;

  •
  40% of the excess over $2 million up to $2.999 million;

    •
    45% of the excess above $3.0 million.

        The annual incentive bonus pool established for a year will be distributed to MIP participants in such amounts as are determined by the Managing Director of the AHB Division, as concurred with by with the President of FCCC, subject to the approval of the Committee.

Potential Payments upon Termination or Change of Control

        The Employment Agreements entitle the AHB Executives to certain payments and benefits in the event of termination of employment under certain circumstances. If FCCC or FNB terminates the employment of an AHB Executive without cause or at the end of his or her respective term or extension thereof, or the AHB Executive terminates his or her own employment following FCCC's or FNB's breach of the Employment Agreement, FCCC and FNB will be obligated to continue to pay the AHB Executives' salary, bonus and fringe benefits for twenty-four months in the case of Mr. Deitch, and for twelve months in the case of Ms. Smith. If an AHB Executive's employment is terminated by FCCC or FNB without cause or by the AHB Executive and such termination is within two years after a change in the effective ownership or effective control of FCCC or FNB, FCCC and FNB will be obligated to pay the AHB Executive salary, bonus and fringe benefits for three years in the case of Mr. Deitch, and for two years in the case of Ms. Smith. If it is determined that any payment to an AHB Executive is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax imposed by federal, state or local law, the AHB Executive will receive a payment sufficient to pay the excise or similar tax which will not be deductible by FCCC or FNB. Under the Employment Agreements, a termination without cause means a termination by FCCC or FNB for any reason other than the AHB Executive's conviction of a felony or misdemeanor involving fraud, dishonesty or moral turpitude, the AHB Executive's breach of any material provision of the Employment Agreement or the AHB Executive's substantial failure to perform his or her duties under the Employment Agreement. Under the Employment Agreements, a change in the ownership or effective control of FCCC or FNB occurs as defined under applicable sections of the Internal Revenue Code.

        If the employment of the AHB Executives were terminated as of December 31, 2007 and the Employment Agreements were then in effect, Mr. Deitch and Ms. Smith would have been entitled to benefits having a value of approximately (i) $461,200 and $222,600, respectively, if the termination was by FCCC or FNB without cause or at the end of his or her respective term or extension thereof, or by the AHB Executive due to FCCC's or FNB's breach of the Employment Agreement; and (ii) $1,328,218 and $445,200, respectively, if the termination of the AHB Executive was within two years after a change in the effective ownership or effective control of FCCC or FNB, including, in the case of Mr. Deitch, a payment to make him whole for the imposition of excise taxes under Section 4999 of the Internal Revenue Code. The foregoing estimated termination payments do not include any amount attributable to any bonus payments under the MIP if it had been in place as of December 31, 2007, as any such bonus payments would be determined based on the separate performance of the AHB mortgage business which was not separately accounted for by AHB during 2007.

Accounting Treatment

        FCCC will account for the merger under the purchase method of accounting. FCCC will record, at fair value, the acquired assets and assumed liabilities of AHB. To the extent that the total purchase price and liabilities assumed exceeds the fair value of the tangible assets acquired, FCCC will record intangible assets, which, among other things, includes goodwill. Goodwill is not amortized, but is assessed annually for impairment with any resulting impairment losses included in net income. FCCC will include in its results of operations the results of AHB's operations after completion of the merger.

Certain Federal Income Tax Consequences

        The following section describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of AHB common stock. This discussion addresses only those holders that hold their AHB common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

  •
  financial institutions;

  •
  insurance companies;

  •
  individual retirement and other tax-deferred accounts;

  •
  persons subject to the alternative minimum tax;

  •
  persons eligible for tax treaty benefits;

  •
  foreign corporations, foreign partnerships and other foreign entities;

  •
  tax-exempt organizations;

  •
  dealers in securities;

  •
  persons whose functional currency is not the U.S. dollar;

  •
  traders in securities that elect to use a mark to market method of accounting;

  •
  persons who are not citizens or residents of the United States;

  •
  persons that hold AHB common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

  •
  U.S. holders who acquired their shares of AHB common stock through the exercise of an employee stock option or otherwise as compensation.

        The following is based upon the Internal Revenue Code, its legislative history, Treasury regulations promulgated pursuant to the Internal Revenue Code and published rulings and decisions, all as currently in effect as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, are not addressed in this document.

        Holders of AHB common stock should consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of AHB common stock that is:

  •
  a U.S. citizen or resident, as determined for federal income tax purposes;

  •
  a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States; or

  •
  otherwise subject to U.S. federal income tax on a net income basis.

        The U.S. federal income tax consequences of a partner in a partnership holding AHB common stock generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership consult their own tax advisors.

Tax Consequences of the Merger Generally

        FCCC and AHB have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to FCCC's obligation to complete the merger that FCCC receive an opinion of its counsel, Saul Ewing LLP, dated as of the effective date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to AHB's obligation to complete the merger that AHB receive an opinion of its counsel, Thacher Proffitt & Wood LLP, dated the effective date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering these opinions, counsel may require and rely upon representations contained in letters and certificates to be received from FCCC and AHB. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service. Neither FCCC nor AHB intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

        As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the following material U.S. federal tax consequences will result from the merger:

  •
  for a U.S. holder who exchanges all of its shares of AHB common stock solely for shares of FCCC common stock in the merger, no gain or loss will be recognized, except with respect to cash received in lieu of a fractional share of FCCC common stock (see the discussion below under "—Cash Received in Lieu of a Fractional Share of FCCC Common Stock");

  •
  for a U.S. holder who exchanges all of its shares of AHB common stock solely for cash in the merger, whether as a result of the U.S. holder's election to receive cash in the merger or otherwise as described in the section "The Merger—Terms of the Merger—Illustration of Exchange Ratio Application; Value to Be Received and Allocation Procedures" beginning on page [            ] of this document, capital gain or loss, in an amount equal to the difference between the amount of cash received and such holder's tax basis in its AHB common stock, generally will be recognized. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of AHB common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In some cases, such as if the U.S. holder actually or constructively owns AHB common stock immediately before the merger, such cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Internal Revenue Code, in which case such cash received would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder;

  •
  for a U.S. holder who exchanges its shares of AHB common stock for a combination of FCCC common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) will be recognized, and the gain recognized will be equal to the lesser of the excess, if any, of (i) the sum of the cash and the fair market value of the FCCC common stock the U.S. holder received in the merger, over the tax basis in the shares of AHB common stock surrendered by the U.S. holder in the merger, or (ii) the amount of cash received. Any recognized gain generally will be long-term capital gain if the AHB shareholder's holding period with respect to the AHB common stock surrendered is more than one year. However, as discussed above, the cash received may be treated as a dividend under certain circumstances;

  •
  for a U.S. holder who acquired different blocks of AHB common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the merger;

  •
  if a U.S. holder has differing bases or holding periods in respect of shares of AHB common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of FCCC common stock received in the merger; and

  •
  no gain or loss will be recognized by FCCC or AHB in the merger.

Tax Basis and Holding Period

        A U.S. holder's aggregate tax basis in the FCCC common stock received in the merger, including any fractional share interests deemed received by the U.S. holder under the treatment described below, will equal its aggregate tax basis in the AHB common stock surrendered in the merger, increased by the amount of taxable gain or dividend income, if any, recognized in the merger (excluding any gain resulting from the deemed receipt and redemption of a fractional share interest), and decreased by the amount of cash, if any, received in the merger (excluding any cash received in lieu of a fractional share interest). The holding period for the shares of FCCC common stock received in the merger generally will include the holding period for the shares of AHB common stock exchanged therefor. A U.S. holder who had differing bases and/or holding periods in respect of AHB common stock should consult its tax advisor regarding the particular bases and/or holding periods of the FCCC common stock received in the merger.

Cash Received in Lieu of a Fractional Share of FCCC Common Stock

        A U.S. holder who receives cash in lieu of a fractional share of FCCC common stock will be treated as having received the fractional share of FCCC common stock pursuant to the merger and then as having exchanged the fractional share of FCCC common stock for cash in a redemption by FCCC. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder's deemed percentage stock ownership of FCCC. While this determination is based on each U.S. holder's particular facts and circumstances, the IRS has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in any actual reduction in the stock interest of the shareholder. As a result, the redemption of a fractional share of FCCC common stock is generally treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of FCCC common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

        A U.S. holder who receives FCCC common stock as a result of the merger will be required to retain records pertaining to the merger. U.S. holders who owned at least one percent (by vote and value) of the total outstanding AHB common stock before the merger or whose tax basis in the AHB common stock surrendered pursuant to the merger equals or exceeds $1.0 million are subject to certain reporting requirements with respect to the merger. U.S. holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the merger.

Source or Amount of Funds

        FCCC will pay a combination of cash and FCCC common stock as the consideration for AHB. Based upon the maximum allocation percentage of cash consideration to be paid excluding cash amounts for fractional shares (if any), FCCC will pay a maximum of approximately $1.8 million to AHB shareholders. The source of these funds will come from available cash. FCCC does not anticipate that the funding of the cash portion of the merger consideration will have a significant impact on its financial condition, results of operations, liquidity or regulatory capital.

Restrictions on Sale of Shares of First Chester County Common Stock Received in the Merger

        The shares of FCCC common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of FCCC common stock issued to any person who is deemed to be an "affiliate" of FCCC for purposes of Rule 144 under the Securities Act. Former AHB shareholders who are affiliates of AHB at the time of the AHB special meeting, and who do not become affiliates of FCCC after the completion of the merger, may sell their FCCC common stock received in the merger at any time without regard to any restrictions. Former AHB shareholders who become affiliates of FCCC after completion of the merger will be subject to the volume and manner of sale limitations of Rule 144 under the Securities Act until each such shareholder is no longer, and has not been for the period specified in Rule 144, an affiliate of FCCC. This proxy statement/prospectus does not cover resales of shares of FCCC common stock received by any affiliate of FCCC upon completion of the merger, and no such affiliate is authorized to make any use of this proxy statement/prospectus in connection with any resale.

        In addition to the foregoing restrictions, certain directors and executive officers of AHB have entered into Post-Closing Selling Agreements with FCCC that contain certain restrictions applicable to shares of FCCC common stock received in the merger. See "The Merger—Terms of the Merger—Post-Closing Selling Agreements, on page             ."

Rights of Dissenting Shareholders

        As required by the national banking laws, any shareholder of AHB who has voted against the merger agreement at the special meeting, or has given written notice at or prior to the special meeting to the Chairman of AHB or presiding officer that he or she dissents from the merger agreement, will be entitled to receive the value of the shares of common stock held by him or her at the time the merger is approved by the Office of the Comptroller of the Currency upon written request made to FCCC at any time before thirty (30) days after the date of consummation of the merger, accompanied by the surrender of his or her share certificates. Any shareholder of AHB who votes against the merger agreement at the special meeting, or who gives notice in writing at or prior to the special meeting to the Chairman of AHB or presiding officer that he or she dissents, will be notified in writing of the date of consummation of the merger.

        The value of the shares of any dissenting shareholder will be ascertained, as of the effective date of the transaction, by an appraisal made by a committee of three persons. The committee shall be comprised of one person selected by the vote of the holders of the majority of the shares whose owners are entitled to payment in cash (by reason of such requests for appraisal), one person selected by the board of directors of FCCC and one person selected by the two so selected. The valuation agreed upon by any two of the three appraisers will govern. If the value so fixed is not satisfactory to any dissenting shareholder who has duly requested payment, that shareholder may, within five (5) days after being notified of the appraisal value of his shares, appeal to the Comptroller of the Currency. The Comptroller of the Currency is required to cause a reappraisal to be made which will be final and binding as to the value of the shares of the dissenting shareholder. If, for any reason, one or more of the appraisers is not selected as provided above within ninety (90) days from the effective date or, if the appraisers fail to determine the value of such shares within the ninety (90) days, the Comptroller of the Currency is required, upon written request of any interested party, to cause an appraisal to be made that will be final and binding on all parties. The expenses of the Comptroller of the Currency in making the reappraisal or the appraisal, as the case may be, will be paid by FCCC. The ascertained value of the shares must be paid promptly to the dissenting shareholders, if any. The shares of FCCC common stock that would have been allocated to a dissenting shareholder will be sold at public auction and any excess received therefrom will be paid to the dissenting shareholder in accordance with the requirements of the national banking laws. For more information regarding the Comptroller of the Currency's stock appraisal process, you may contact the Office of the Comptroller for the Currency, 250 E Street, S.W., Washington, D.C. 20219 (Telephone: 202-874-5000).

        The foregoing summary does not purport to be a complete statement of the appraisal rights of dissenting shareholders, and such summary is qualified in its entirety by reference to the merger agreement, attached hereto as Annex A and to the applicable provisions of 12 U.S.C. § 215a, which are reproduced and attached hereto as Annex D. Moreover, a shareholder will not be permitted to split his or her vote; if a shareholder intends to vote, he or she must vote all of his or her shares either for or against the merger agreement.

        Failure to follow the procedures set forth in 12 U.S.C. § 215a, regarding dissenters' rights will constitute a waiver of appraisal rights. Shareholders may wish to consult independent legal counsel before exercising dissenters' rights.

        Except as set forth herein, notification of the beginning or end of any statutory period will not be given by AHB or FCCC, as the case may be, to any dissenting shareholders.

 Information with Respect to First Chester County

Description of Business

        FCCC is a Pennsylvania corporation and a bank holding company registered under the Federal Bank Holding Company Act of 1956, as amended (the "BHC Act"). As a bank holding company, FCCC's operations are confined to the ownership and operation of banks and activities deemed by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") to be so closely related to banking to be a proper incident thereto. FCCC was incorporated on March 9, 1984, for the purpose of becoming a registered bank holding company pursuant to the BHC Act and acquiring The First National Bank of West Chester, currently known as First National Bank of Chester County ("FNB"), thereby enabling FNB to operate within a bank holding company structure. On September 13, 1984, FCCC acquired all of the issued and outstanding shares of common stock of FNB. The principal activities of FCCC are the owning and supervising of FNB, which engages in a general banking business based in Chester County, Pennsylvania. FCCC directs the policies and coordinates the financial resources of FNB. In addition, FCCC is the sole shareholder of Turks Head Properties, Inc., a Pennsylvania corporation, which was formed in 1994, and Turks Head II LLC, which was formed in 2003, each of which serves the purpose of holding FNB's interests in and operating foreclosed real property until liquidation of such properties. First Chester County Capital Trust I, which was formed on July 2, 2002, First Chester County Capital Trust II, which was formed on November 13, 2003, and First Chester County Capital Trust III, which was formed on June 29, 2007, are special purpose statutory trusts created expressly for the issuance of preferred capital securities and investing the proceeds therefrom in subordinated debt of FCCC. FNB has two other wholly-owned subsidiaries, FNB Insurance Services, LLC, doing business as First National Financial Advisory Services (formerly, First National Wealth Advisory Services), and FNB Properties, LLC. First National Wealth Advisory Services offers full-service brokerage, financial planning and mutual fund services, and its employees are licensed to sell traditional life, disability and long-term care insurance and annuities. FNB Properties, LLC acts as property manager for the properties where FNB's Lionville and New Garden branches are located. On August 5, 2001, FCCC became a financial holding company pursuant to the Gramm-Leach-Bliley Act of 1999. As used in this proxy statement/prospectus, the term "FCCC" refers to First Chester County on a consolidated basis, inclusive of all of its subsidiaries, unless the context is clear that such reference is intended to mean only First Chester County Corporation.

        FNB is engaged in the business of commercial and retail banking and was organized under the banking laws of the United States in December 1863. FNB currently conducts its business through twenty two banking offices located in Chester and Delaware Counties, Pennsylvania, including its main office. In addition, FNB operates 26 ATM facilities. FNB is a member of the Federal Reserve System. At June 30, 2008, FNB had total assets of $976.1 million, net loans of $778.1 million, total deposits of $729.3 million and employed 280 persons, of which 251 were full-time and 29 were part-time.

        FNB is a full service commercial bank offering a broad range of retail banking, commercial banking, Internet banking, trust and investment management and insurance services to individuals, businesses, governmental entities, nonprofit organizations, and community service groups. Retail services include checking accounts, savings programs, money-market accounts, certificates of deposit, safe deposit facilities, consumer loan programs, residential mortgages, overdraft checking, automated tellers and extended banking hours. Commercial services include revolving lines of credit, commercial mortgages, equipment leasing and letter of credit services.

        These retail and commercial banking activities are provided primarily to consumers and small to mid-sized companies within FNB's market area. Lending services are focused on commercial, consumer, and real estate lending to local borrowers. FNB attempts to establish a total borrowing relationship with its customers that may typically include commercial loans, a mortgage loan for the borrower's residence, a consumer loan or a revolving personal credit line.

        FNB's Wealth Management Division provides a broad range of trust and investment management services. It administers and provides services for estates, trusts, agency accounts, and individual and employer sponsored retirement plans. At June 30, 2008, FNB's Wealth Management Division administered or provided investment management services to accounts that held assets with an aggregate market value of approximately $557.0 million.

        In addition to retail and commercial banking and wealth management services, FNB offers an array of investment opportunities including mutual funds, annuities, retirement planning, education planning and insurance through the Financial Advisory Services subsidiary.

Competition

        FNB's service area consists primarily of greater Chester County, as well as the fringe of Delaware County, Pennsylvania. The core of FNB's service area is located within a fifteen-mile radius of FNB's main office in West Chester, Pennsylvania. FNB encounters vigorous competition for market share in the communities it serves from bank holding companies, other community banks, thrift institutions, credit unions, Internet banks and other non-bank financial organizations such as mutual fund companies, brokerage firms, and the financing arms of corporate conglomerates. FNB also competes with banking and financial institutions, some from out-of-state that have opened branches in FNB's market, which are substantially larger and have greater financial resources than FNB.

        FNB's Wealth Management Division competes with a variety of companies including private trust companies, banks with trust departments, private money managers, brokerage firms, mutual fund companies, attorneys, accountants and insurance companies.

        Management believes that FNB is able to effectively compete with its competitors because of its ability to provide responsive personalized services and competitive rates. This ability is a direct result of Management's knowledge of FNB's market area and customer base. Management believes the needs of the small to mid-sized commercial business and retail customers are not adequately met by larger financial institutions, therefore creating a marketing opportunity for FNB.

Supervision and Regulation

General

        FCCC is a bank holding company and financial holding company subject to supervision and regulation by the Federal Reserve Board. In addition, FNB is subject to supervision, regulation and examination by the Office of the Comptroller of the Currency (the "OCC") and secondary regulation by the Federal Deposit Insurance Corporation (the "FDIC"). The OCC must approve bank mergers, if the surviving bank would be a national bank, as well as the establishment of new branches. Federal and state laws impose a number of requirements and restrictions on the operations of FNB, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the types of services which may be offered, and restrictions on the ability to acquire deposits under certain circumstances. FNB must also comply with various consumer laws and regulations. Certain aspects of FNB's operation are also subject to state laws. The following sections discuss more fully some of the principal elements of the regulatory framework applicable to FCCC and FNB. This discussion is not intended to be an exhaustive description of the statutes and regulations applicable to FCCC and FNB and is subject to and qualified by reference to the statutory and regulatory provisions. A change in these statutes, regulations or regulatory policies, or the adoption of new statutes, regulations or regulatory policies, may have a material effect on FCCC's business.

Bank Holding Company Act

        FCCC is required to file with the Federal Reserve Board an annual report, other periodic reports, and such additional information as the Federal Reserve Board may require pursuant to the BHC Act.

The Federal Reserve Board also makes examinations of bank holding companies and their subsidiaries. The BHC Act requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or if it would acquire or control more than 5% of the voting shares of such a bank. The Federal Reserve Board considers numerous factors, including its capital adequacy guidelines, before approving such acquisitions. For a description of certain of the applicable guidelines, see the discussion under "Capital" below, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy," and Footnote K entitled "Regulatory Matters" in FCCC's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, included in this proxy statement/prospectus.

The Community Reinvestment Act

        The Community Reinvestment Act of 1977, as amended (the "CRA"), and the regulations promulgated to implement the CRA are designed to create a system for bank regulatory agencies to evaluate a depository institution's record in meeting the credit needs of its community. The CRA regulations were completely revised in 1995 to establish performance-based standards for use in examining a depository institution's compliance with the CRA (the "revised CRA regulations"). The revised CRA regulations establish new tests for evaluating both small and large depository institutions' investment in the community. For the purposes of the revised CRA regulations, FNB is deemed to be a large retail institution, based upon financial information as of December 31, 2007. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve," or "substantial compliance." FNB has opted to be examined under a three-part test evaluating FNB's lending service and investment performance. FNB received an outstanding rating at its last regulatory examination in May 2005.

Dividend Restrictions

        FCCC is a legal entity separate and distinct from FNB. Virtually all of the revenue of FCCC available for payment of dividends on its Common Stock will result from amounts paid to FCCC from dividends received from FNB. All such dividends are subject to limitations imposed by federal and state laws and by regulations and policies adopted by federal and state regulatory agencies.

        FNB, as a national bank, is required by federal law to obtain the approval of the OCC for the payment of dividends if the total of all dividends declared by the Board of Directors of FNB in any calendar year will exceed the total of FNB's net income for that year and the retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Under this formula, in 2008, FNB, without affirmative governmental approvals, could declare aggregate dividends of approximately $8.8 million, plus an amount approximately equal to the net income, if any, earned by FNB for the period from January 1, 2008, through the date of declaration of such dividend less dividends previously paid, subject to the further limitations that a national bank can pay dividends only to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts and provided that FNB would not become "undercapitalized" (as these terms are defined under federal law).

        If, in the opinion of the applicable regulatory authority, a bank or bank holding company under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank or bank holding company, could include the payment of dividends), such regulatory authority may require such bank or bank holding company to cease and desist from such practice, or to limit dividends in the future. Finally, the several regulatory authorities described herein may, from time to time, establish guidelines, issue policy statements and adopt regulations with respect to the maintenance of appropriate levels of capital by a bank or bank holding company under their jurisdiction. Compliance with the standards set forth in such policy statements, guidelines and regulations could limit the amount of dividends which FCCC and FNB may pay.

Capital

        FCCC and FNB are both subject to minimum capital requirements and guidelines. The Federal Reserve Board measures capital adequacy for bank holding companies on the basis of a risk-based capital framework and a leverage ratio. The Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines currently provide for a minimum leverage ratio of Tier I Capital to average total assets of 3% for bank holding companies that meet certain criteria, including that they maintain the highest regulatory rating. All other bank holding companies are required to maintain a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The Federal Reserve Board has not advised FCCC of any specific minimum leverage ratio under these guidelines which would be applicable to FCCC. Failure to satisfy regulators that a bank holding company will comply fully with capital adequacy guidelines upon consummation of an acquisition may impede the ability of a bank holding company to consummate such acquisition, particularly if the acquisition involves payment of consideration other than common stock. In many cases, the regulatory agencies will not approve acquisitions by bank holding companies and banks unless their capital ratios are well above regulatory minimums.

        FNB is subject to capital requirements which generally are similar to those affecting FCCC. The minimum ratio of total Risk-Based Capital to Risk-Weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. Capital may consist of equity and qualifying perpetual preferred stock, less goodwill ("Tier I Capital"), and certain convertible debt securities, qualifying subordinated debt, other preferred stock and a portion of the reserve for possible credit losses ("Tier II Capital"). Trust preferred securities may be included in Tier I Capital, subject to certain quantitative limits. The aggregate amount of trust preferred securities and certain other capital elements is limited to 25% of Tier I Capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier II Capital, subject to certain other restrictions. As of June 30, 2008, FCCC had $15.5 million in outstanding trust preferred securities which is includable in Tier I Capital.

        A depository institution's capital classification depends upon its capital levels in relation to various relevant capital measures, which include a Risk-Based Capital measure and a leverage ratio capital measure. A depository institution is considered well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below any such measure and critically undercapitalized if it fails to meet any critical capital level set forth in the regulations. An institution may be placed in a lower capitalization category if it receives an unsatisfactory examination rating, is deemed to be in an unsafe or unsound condition, or engages in unsafe or unsound practices. Under applicable regulations, for an institution to be well capitalized it must have a Total Risk-Based Capital ratio of at least 10%, a Tier I Capital ratio of at least 6% and a Leverage ratio of at least 5% and not be subject to any specific capital order or directive. As of June 30, 2008 and December 31, 2007 and 2006, FCCC and FNB had capital in excess of all regulatory minimums and FNB was considered "well capitalized" as defined in the regulations issued pursuant to the FDIC Improvement Act of 1992.

Deposit Insurance Assessments

        Prior to March 31, 2006, FNB was subject to deposit insurance assessments by the FDIC's Bank Insurance Fund ("BIF"). On February 8, 2006, the President signed The Federal Deposit Insurance Reform Act of 2005, and, on February 15, 2006, the President signed into law The Federal Deposit Insurance Reform Conforming Amendments Act of 2005 (collectively, "the Reform Act"). The Reform Act provided for various changes to the FDIC's insurance program, including the merger of the BIF and the Savings Association Insurance Fund ("SAIF") into a new fund, the Deposit Insurance Fund ("DIF"), effective March 31, 2006.

        The Reform Act implemented a complex risk-based assessment system, under which the assessment rate for an insured depository institution varies according to its level of risk. An institution's risk category is based upon whether the institution is well capitalized, adequately capitalized or undercapitalized and the institution's "supervisory subgroups": Subgroup A, B or C. Subgroup A institutions are financially sound institutions with a few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. Based on its capital and supervisory subgroups, each DIF member institution is assigned an annual FDIC assessment rate per $100 of insured deposits varying between 5 basis points per annum (for well capitalized Subgroup A institutions) and 43 basis points per annum (for undercapitalized Subgroup C institutions). FNB's Subgroup for 2007 was A. Prior to enactment of the Reform Act, FNB was not required to pay any FDIC assessments. To help offset the new DIF assessment, FNB received a one-time assessment credit. The assessment credit offset $416 thousand of deposit insurance premiums for 2007 and will partially offset the cost of such premiums for 2008. The assessment credit offset $416 thousand of deposit insurance premiums for 2007 and offset $66 thousand of deposit insurance premiums in 2008. The assessment credit was fully utilized at June 30, 2008. The increase premium does not indicate any changes in the FDIC risk assessment for FCCC.

        In accordance with the Deposit Insurance Act of 1997, an additional assessment by the Financing Corporation ("FICO") became applicable to all insured institutions as of January 1, 1998. This assessment is not tied to the FDIC risk classification. The FICO assessment rates effective for the fourth quarter 2007 and the first quarter of 2008 were 1.30 basis points per $100 of DIF assessable deposits and 1.29 basis points, respectively. FICO deposit insurance expense was $87 thousand, $88 thousand and $91 thousand for the years 2007, 2006 and 2005.

Financial Services Modernization Act of 1999

        On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act (the "Act") which became effective in 2000. Among the Act's various provisions are some changes governing the operations of companies doing business in the financial services industry. The Act eliminates many of the restrictions previously placed on the activities of banks and bank holding companies, and through the creation of two new designations, financial holding companies and financial subsidiaries, bank holding companies and national banks may participate in a wider array of financial services and products (referred to as "financial activities" in the Act), including services and products that had been reserved only for insurance companies and securities firms. In addition, a bank holding company can now affiliate with an insurance company and a securities firm.

        A "financial activity" is an activity that does not pose a safety and soundness risk and is financial in nature, incidental to an activity that is financial in nature, or complementary to a financial activity. Some examples of "financial activities" which are permitted under the Act are:

  •
  Lending, investing or safeguarding money or securities;

  •
  Underwriting insurance or annuities, or acting as an insurance or annuity principal, agent or broker;

  •
  Providing financial or investment advice;

  •
  Underwriting, dealing in or making markets in securities; and

  •
  Insurance company portfolio investments.

        FCCC elected to become a financial holding company on August 5, 2001, and currently meets the qualifications set forth under the Act to be a financial holding company. FNB, as a national bank, is authorized by the Act to use "financial subsidiaries" to engage in financial activities, subject to the limitations imposed by the Act. During 2000, First National Financial Advisory Services was formed as a wholly-owned subsidiary of FNB for the purpose of offering insurance, full service brokerage, financial planning and mutual fund services. First National Financial Advisory Services has elected to become a financial subsidiary under the Act.

Control Acquisitions

        The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of ten percent or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as FCCC, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

        In addition, as described above, under the BHC Act, the Federal Reserve Board must give its prior approval of any transaction pursuant to which any person or persons may acquire 25 percent (5 percent in the case of an acquirer that is a bank holding company) or more of any class of outstanding common stock of a bank holding company, such as FCCC, or otherwise obtaining control or a "controlling influence" over that bank holding company. See the discussion under the heading, "Bank Holding Company Act" above.

The USA Patriot Act

        The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2002 (the "USA Patriot Act") gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. Through amendments to the Bank Secrecy Act, the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement agencies. Among other requirements, the USA Patriot Act requires banks to establish anti-money laundering policies, to adopt procedures and controls to detect and report money laundering, and to comply with certain enhanced recordkeeping obligations and due diligence standards with respect to correspondent accounts of foreign banks. Congress is currently considering some changes to the USA Patriot Act; however, these changes will generally not affect the provisions pertaining to commercial banking activities. Compliance with these new requirements has not had a material effect on FCCC's operations.

Other Matters

        Federal and state law also contains a variety of other provisions that affect the operations of FCCC and FNB including certain reporting requirements, regulatory standards and guidelines for real estate lending, "truth in savings" provisions, the requirement that a depository institution give 90 days prior notice to customers and regulatory authorities before closing any branch, certain restrictions on investments and activities of nationally-chartered insured banks and their subsidiaries, limitations on credit exposure between banks, restrictions on loans to a bank's insiders, guidelines governing regulatory examinations, and a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not well capitalized or are adequately capitalized and have not received a waiver from the FDIC.

Effect of Governmental Policies

        The earnings of FNB and, therefore, of FCCC are affected not only by domestic and foreign economic conditions, but also by the monetary and fiscal policies of the United States and its agencies (particularly the Federal Reserve Board), foreign governments and other official agencies. The Federal

Reserve Board can and does implement national monetary policy, such as the curbing of inflation and combating of recession, by its open market operations in United States government securities, control of the discount rate applicable to borrowings from the Federal Reserve and the establishment of reserve requirements against deposits and certain liabilities of depository institutions. The actions of the Federal Reserve Board influence the level of loans, investments and deposits and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary and fiscal policies are not predictable.

        From time to time, various proposals are made in the United States Congress and the Pennsylvania legislature and before various regulatory authorities, who would alter the powers of different types of banking organizations, remove restrictions on such organizations and change the existing regulatory framework for banks, bank holding companies and other financial institutions. It is impossible to predict whether any of such proposals will be adopted and the impact, if any, of such adoption on the business of FCCC.

Property

        FNB owns nine properties that are not subject to any mortgages. In addition, FCCC leases the Westtown-Thornbury, Exton, Frazer, Kendal at Longwood, Crosslands, Lima Estates, Granite Farms Estates, Hershey's Mill, Coatesville, Bradford Plaza, Freedom Village, Oxford, Wellington, Phoenixville, Royersford, Longwood, Downingtown, Operations Center, and Swope properties. Management of FCCC believes FCCC's and FNB's facilities are suitable and adequate for their respective present needs; however, FCCC Management routinely evaluates all of its properties for ongoing use. Set forth below is a listing of each banking office presently operated by FNB, and other properties owned or leased by FNB and FCCC which may serve as future sites for branch offices.

Current Banking Offices / Use	Address	Date Acquired or Opened
Main Office / Branch and Corporate
Headquarters*	9 North High Street West Chester, Pennsylvania	December 1863
Goshen / Branch*	311 North Five Points Road	September 1956
West Goshen, Pennsylvania
Kennett Square / Branch*	126 West Cypress Street	February 1987
Kennett Square, Pennsylvania
Westtown-Thornbury / Branch	Route 202 and Route 926	May 1994
Westtown, Pennsylvania
Exton / Branch	Route 100 and Boot Road	August 1995
West Chester, Pennsylvania
Frazer / Branch	309 Lancaster Avenue	August 1999
Frazer, Pennsylvania
Kendal at Longwood / Branch	1109 E. Baltimore Pike	December 1999
Kennett Square, Pennsylvania
Crosslands / Branch	1660 E. Street Road	December 1999
Kennett Square, Pennsylvania
Lima Estates / Branch	411 North Middletown Road	December 1999
Media, Pennsylvania

Current Banking Offices / Use	Address	Date Acquired or Opened
Granite Farms Estates / Branch	1343 West Baltimore Pike	December 1999
Wawa, Pennsylvania
Lionville / Branch*	Route 113 & Sheree Boulevard	December 2000
Uwchlan Township, Pennsylvania
New Garden / Branch*	741 West Cypress Street	August 2001
Kennett Square, Pennsylvania
Hershey's Mill / Branch	1371 Boot Road	December 2001
West Chester, Pennsylvania
Bradford Plaza / Branch	700 Downingtown Pike	September 2003
West Chester, Pennsylvania
Freedom Village / Branch	15 Freedom Village Blvd.	July 2004
West Brandywine, Pennsylvania
Oxford / Branch	275 Limestone Road	December 2004
Oxford, Pennsylvania
Wellington / Branch	1361 Boot Road	November 2005
West Chester, Pennsylvania
Phoenixville / Loan Processing Office	347 Bridge St	April 2006
Phoenixville, Pennsylvania
Phoenixville / Branch	700 Nutt Rd	November 2006
Phoenixville, Pennsylvania
Royersford / Branch	967 Township Line Rd	December 2006
Royersford, Pennsylvania
Longwood / Branch*	100 Old Forge Ln	February 2008
Kennett Square, Pennsylvania
Downingtown / Branch	99 Manor Ave	January 2008
Downingtown, Pennsylvania

*
Indicates properties owned by FNB

Other Properties / Use	Address	Date Acquired or Opened
Market Street / Office Space and parking*	17 East Market Street West Chester, Pennsylvania	February 1978
Operations Center / Operations	202 Carter Drive West Chester, Pennsylvania	July 1988
Swope Building / Office Space	High & Market Streets	July 1995
West Chester, Pennsylvania
Matlack Street / Operations*	887 South Matlack Street West Chester, Pennsylvania	September 1999
1N High Street / Office Space*	1 North High Street	April 2007(A)
West Chester, Pennsylvania

*
Indicates properties owned by FNB

(A)
As of 6/30/08, this building is being renovated and is not in use yet. FNB intends to put this building into service in 2009.

 Legal Proceedings

        There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which FCCC, or any of its subsidiaries, is a party or of which any of their respective property is the subject. FCCC and FNB are not parties to any legal proceedings under federal and state environmental laws.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2008 compared to June 30, 2007

Earnings and Dividend Summary

        Net income for the three months ended June 30, 2008 was $1.84 million, an increase of $63 thousand or 3.5% from $1.78 million for the same period in 2007. Net income for the six month period ended June 30, 2008 was $3.36 million, an increase of $208 thousand or 6.6% from $3.15 million for the same period in 2007. Diluted earnings per share for the three and six month periods ended June 30, 2008 were $0.35 and $0.65, respectively, compared to $0.34 and $0.60 for the same periods in 2007. Cash dividends declared for the three and six month periods ended June 30, 2008 were $0.140 and $0.280 per share compared to $0.135 and $0.270 per share for the three and six month periods ended June 30, 2007.

        The increase in net income for the three months ended June 30, 2008 compared to the same period in 2007, was the result of an increase in net interest income combined with a decrease in non-interest expense and a decrease in taxes, offset in part by an increase in the provision and a decrease in non-interest income. The increase in net income for the six months ended June 30, 2008 compared to the same period in 2007, was primarily the result of an increase in net interest income combined with an increase in non-interest income and a decrease in taxes, offset in part by an increase in the provision. During the second quarter of 2008, FCCC deferred certain loan origination costs that should have been deferred previously under SFAS 91. This resulted in a $417 thousand pretax reduction of salary and employee benefits expense in the second quarter of 2008. In addition, the 2007 results include $507 thousand of pretax gains and interest income recorded in second quarter of 2007 from the sale of a loan that had been on non-accrual status.

SELECTED RATIOS

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Return on Average Assets	0.74%	0.79%	0.69%	0.71%
Return on Average Equity	10.64%	11.14%	9.72%	9.94%
Dividend Payout Ratio	39.40%	39.07%	43.19%	44.12%
Book Value Per Share	13.23	12.31	13.23	12.31

 CONSOLIDATED AVERAGE BALANCE SHEET
AND TAXABLE EQUIVALENT INCOME/EXPENSE AND RATES FOR THE
THREE MONTHS ENDED JUNE 30,

	2008			2007
(Dollars in thousands)	Average Balance	Interest	Rate%	Average Balance	Interest		Rate%
ASSETS
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$55,248	$417	3.04%	$48,629	$648		5.34%
Investment securities:
Taxable	103,764	1,242	4.81%	79,424	945		4.77%
Tax-exempt(1)	13,386	157	4.73%	10,760	118		4.39%

Total investment securities	117,150	1,399	4.80%	90,184	1,063		4.73%

Loans and leases:(2)
Taxable	754,107	11,796	6.29%	700,310	12,464	(3)	7.14%
Tax-exempt(1)	18,906	340	7.24%	14,541	267		7.36%

Total loans and leases	773,013	12,136	6.31%	714,851	12,731		7.14%

Total interest-earning assets	945,411	13,952	5.94%	853,664	14,442		6.79%
Non-interest-earning assets
Allowance for loan and lease losses	(7,972)			(8,110)
Cash and due from banks	17,957			24,171
Other assets	39,775			28,521

Total assets	$995,171			$898,246

LIABILITIES AND STOCKHOLDERS' EQUITY
Savings, NOW, and money market deposits	$393,554	$1,605	1.64%	$363,365	$2,213		2.44%
Certificates of deposit and other time	235,775	2,349	4.01%	258,339	3,033		4.71%

Total interest-bearing deposits	629,329	3,954	2.53%	621,704	5,246		3.38%
Subordinated debentures	15,465	215	5.59%	15,578	499	(4)	12.85%
Federal Home Loan Bank advances and other borrowings	152,288	1,478	3.90%	66,174	624		3.78%

Total interest-bearing liabilities	797,082	5,647	2.85%	703,456	6,369		3.63%
Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	119,951			123,926
Other liabilities	8,877			6,959

Total liabilities	925,910			834,341
Stockholders' equity	69,261			63,905

Total liabilities and stockholders' equity	$995,171			$898,246

Net interest income		$8,305			$8,073

Net yield on interest-earning assets			3.53%				3.79%

(1)
The indicated income and annual rate are presented on a taxable equivalent basis using the federal marginal rate of 34% adjusted for the TEFRA Act 20% interest expense disallowance for 2008 and 2007.

(2)
Non-accruing loans are included in the average balance.

(3)
Includes $282 thousand of income related to the sale of a $5.9 million loan that had been on non-accrual status.

(4)
Includes $161 thousand of expense for accelerated amortization of issuance costs related to early redemption of debentures.

 CONSOLIDATED AVERAGE BALANCE SHEET
AND TAXABLE EQUIVALENT INCOME/EXPENSE AND RATES FOR THE
SIX MONTHS ENDED JUNE 30,

	2008			2007
(Dollars in thousands)	Average Balance	Interest	Rate%	Average Balance	Interest		Rate%
ASSETS
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$52,365	$868	3.34%	$47,179	$1,245		5.32%
Investment securities:
Taxable	98,231	2,358	4.83%	79,867	1,895		4.79%
Tax-exempt(1)	13,532	321	4.77%	10,215	220		4.35%

Total investment securities	111,763	2,679	4.82%	90,082	2,115		4.74%

Loans and leases:(2)
Taxable	741,589	23,953	6.50%	692,969	24,224	(3)	7.05%
Tax-exempt(1)	19,239	689	7.20%	13,844	476		6.93%

Total loans and leases	760,828	24,642	6.51%	706,813	24,700		7.05%

Total interest-earning assets	924,956	28,189	6.13%	844,074	28,060		6.70%
Non-interest-earning assets
Allowance for loan and lease losses	(7,928)			(8,133)
Cash and due from banks	19,552			23,996
Other assets	37,395			26,553

Total assets	$973,975			$886,490

LIABILITIES AND STOCKHOLDERS' EQUITY
Savings, NOW, and money market deposits	$383,526	$3,640	1.91%	$361,641	$4,278		2.39%
Certificates of deposit and other time	228,451	4,812	4.24%	253,353	5,862		4.67%

Total interest-bearing deposits	611,977	8,452	2.78%	614,994	10,140		3.32%
Subordinated debentures	15,465	474	6.16%	15,522	834	(4)	10.84%
Federal Home Loan Bank advances and other borrowings	149,425	2,920	3.93%	63,941	1,218		3.84%

Total interest-bearing liabilities	776,867	11,846	3.07%	694,457	12,192		3.54%
Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	118,216			121,356
Other liabilities	9,705			7,198

Total liabilities	904,788			823,011
Stockholders' equity	69,187			63,479

Total liabilities and stockholders' equity	$973,975			$886,490

Net interest income		$16,343			$15,868

Net yield on interest-earning assets			3.55%				3.79%

(1)
The indicated income and annual rate are presented on a taxable equivalent basis using the federal marginal rate of 34% adjusted for the TEFRA Act 20% interest expense disallowance for 2008 and 2007.

(2)
Non-accruing loans are included in the average balance.

(3)
Includes $282 thousand of income related to the sale of a $5.9 million loan that had been on non-accrual status.

(4)
Includes $161 thousand of expense for accelerated amortization of issuance costs related to early redemption of debentures.

Net Interest Income

        Net interest income is the difference between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Net interest income on a tax equivalent basis for the three month period ended June 30, 2008 was $8.3 million, an increase of 2.9% from $8.1 million for the same period in 2007. Net interest income on a tax equivalent basis for the six month period ended June 30, 2008 was $16.3 million, an increase of 3.0% from $15.9 million for the same period in 2007.

        The net yield on interest-earning assets, on a tax-equivalent basis, was 3.53% for the three month period ended June 30, 2008, compared to 3.79% for the same period in 2007, a decrease of 26 basis points, (one basis point is equal to 1/100 of a percent). For the six month period ended June 30, 2008, the net yield on interest earning assets decreased 24 basis points to 3.55% from 3.79% during the same period in 2007.

        Average interest-earning assets increased approximately $91.7 million or 10.7% to $945.4 million for the three months ended June 30, 2008 from $853.7 million in the same period last year. Average interest-earning assets increased approximately $80.9 million or 9.6% for the six months ended June 30, 2008 to $925.0 million from $844.1 million in the same period in 2007.

        Average interest-bearing liabilities increased approximately $93.6 million or 13.3% to $797.1 million for the three months ended June 30, 2008, from $703.5 million for the same period in 2007. Average interest-bearing liabilities increased approximately $82.4 million or 11.9% to $776.9 million for the six months ended June 30, 2008, from $694.5 million for the same period in 2007.

Interest Income

        Interest income on Federal Funds sold and other overnight investments for the three and six month periods ended June 30, 2008, decreased $231 thousand and $377 thousand to $417 thousand and $868 thousand, respectively, when compared to the same periods in 2007. The decrease in interest income on Federal Funds sold and other overnight investments for the three and six month periods is primarily due to decreases in the rates earned on these balances as a result of Federal Reserve actions to reduce market interest rates. The rates earned on these balances decreased 230 basis points and 198 basis points for the three and six months ended June 30, 2008, respectively, as compared to the same periods in 2007.

        On a tax equivalent basis, interest income on investment securities increased 31.6% or $336 thousand to $1.4 million for the three month period ended June 30, 2008 when compared to the same period in 2007. For the six month period ended June 30, 2008, interest income on investment securities increased 26.7% or $564 thousand to $2.7 million from $2.1 million when compared to the same period in 2007. The increase for the three month period is due to a 29.9% or $27.0 million increase of the average balance of investment securities, combined with a 7 basis point increase earned on these investments. The increase for the six month period ended June 30, 2008 is the result of a 24.1% or $21.7 million increase of the average balance of investment securities combined with an increase of 8 basis points on the rate earned on these investments.

        Interest income on loans, on a tax equivalent basis, generated by FCCC's loan portfolio decreased $595 thousand or 4.7% to $12.1 million for the three months ended June 30, 2008, compared to the same period in 2007. Interest income on loans decreased $58 thousand or 0.2% to $24.6 million for the six months ended June 30, 2008, compared to the same period in 2007. The average yield earned on loan and lease balances decreased 83 and 54 basis points for the three and six month periods, respectively, to 6.31% and 6.51%, respectively. Interest income for the three and six month periods ended June 30, 2007 includes the recognition of $282 thousand of income related to the sale of a

$5.9 million loan that had been on non-accrual status. Excluding this item, interest income for the three months ended June 30, 2008 decreased $313 thousand or 2.5% over the same period in 2007. This decrease is primarily due to decreases in the average yield earned on loan portfolio balances as a result of Federal Reserve actions to reduce market interest rates. The decrease was partially offset by increases in interest income from a $58.2 million or 8.1% increase in the average balance of loans and leases outstanding. Excluding the $282 thousand of income recognized in 2007, interest income for the six months ended June 30, 2008 increased $224 thousand or 0.9% over the same period in 2007. This increase is mainly due to a $54.0 million or 7.6% increase in the average balance of loans and leases outstanding, partially offset by decreases in the average yield earned on loan and lease balances.

Interest Expense

        Interest expense on deposit accounts decreased $1.3 million or 24.6% to $4.0 million for the three months ended June 30, 2008 compared to the same period in 2007. Interest expense on deposit accounts decreased $1.7 million or 16.6% to $8.5 million for the six months ended June 30, 2008 compared to the same period in 2007. The decrease for the three months ended June 30, 2008 was due to an 85 basis point decrease in the average interest rates paid on these deposits partially offset by a $7.6 million or 1.2% increase in average total interest-bearing deposits. This decrease for the six months ended June 30, 2008 was due to a 54 basis point decrease in the average interest rates paid on these deposits combined with a $3.0 million or 0.5% decrease in average total interest-bearing deposits. The decreases in the average interest rates paid on deposits is primarily the result of Federal Reserve actions to reduce market interest rates combined with the decrease in higher cost brokered CD balances. Deposit balances have been impacted from FNB's decision to replace higher cost brokered CDs with lower cost FHLB borrowings beginning in the second half of 2007. Excluding the decrease in average brokered CD balances, average total interest-bearing deposit balances would have increased by $71.1 million and $56.2 million for the three and six months ended, June 30, 2008, respectively, as compared to same periods in 2007.

        Although market interest rates have declined, competition for deposits from other banks and non-banking institutions such as credit unions and mutual fund companies continues to be strong. This competition puts pressure on the pricing of FCCC's deposit base and on the cost of raising new deposits. As FCCC competes for deposit dollars to fund its growth, alternative funding sources continue to be explored.

        Interest expense on subordinated debentures decreased $284 thousand to $215 thousand for the three month period ended June 30, 2008 from $499 thousand for the same period in 2007. Interest expense on subordinated debentures decreased $360 thousand to $474 thousand for the six month period ended June 30, 2008 from $834 thousand when compared to the same period in 2007. The decrease for the three and six month periods ended June 30, 2008 was primarily due to a decrease in the average interest rate paid on these debentures resulting from market interest rate decreases. Interest expense on subordinated debentures for the three and six month periods ended June 30, 2007 includes a $161 thousand charge to interest expense recorded in the second quarter of 2007. The charge was for accelerated amortization of issuance costs related to the July 2007 early redemption of $5.2 million of debentures that were issued by FCCC. The redemption of the debentures was coordinated with a new $5.2 million issuance on June 29, 2007. The new issuance bears an interest rate of 3 month LIBOR plus 140 basis points while the redeemed issuance had an interest rate of 3 month LIBOR plus 365 basis points.

        Interest expense on Federal Home Loan Bank ("FHLB") and other borrowings increased by $854 thousand or 136.7% to $1.5 million for the three month period ended June 30, 2008 from $624 thousand for the same period in 2007. This increase for the three month period ended June 30, 2008 is due to an $86.1 million or 130.1% increase in the average balances of these funding sources combined with a 12 basis point increase in the average interest rate paid on these borrowings. Interest expense on FHLB and other borrowings increased by $1.7 million or 139.7% to $2.9 million for the six month period ended June 30, 2008 from $1.2 million for the same period in 2007. This increase for the six month period ended June 30, 2008 is due to a $85.5 million or 133.7% increase in the average balances of these funding sources combined with a 9 basis point increase in the average interest rate paid on these borrowing. FHLB borrowings have been an alternative to deposits to support loan growth.

Provision for Loan and Lease Losses

        During the three and six month periods ended June 30, 2008, FCCC recorded a $449 and a $660 thousand provision for loan and lease losses compared to $0 for the same periods in 2007. The increase in the provision for loan and lease losses was driven mainly by loan growth combined with the effects of a slowing economy. The percentage of non-accrual loans to gross loans was .26% at June 30, 2008 as compared to .16% at December 31, 2007 and .17% at June 30, 2007. The allowance for loan and lease losses as a percentage of loans at June, 2008 was 1.07% compared to 1.05% at December 31, 2007 and 1.12% at June 30, 2007. Net charge-offs were $79 thousand for the six months ended June 30, 2008 as compared to $159 thousand in the same period in 2007.

        The allowance for loan and lease losses is an amount that FCCC Management believes will be adequate to absorb possible loan losses on existing loans that may become uncollectible and is established based on FCCC Management evaluation of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, adequacy of collateral, review of specific problem loans, and current economic conditions that may affect FCCC's borrowers' ability to pay.

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Balance at beginning of period	$7,930	$8,128	$7,817	$8,186

Provision charged to operating expense	449	—	660	—
Recoveries of loans previously charged-off	97	51	197	81
Loans charged-off	(117)	(126)	(276)	(240)

Net loan (charge-offs) recoveries	(20)	(75)	(79)	(159)

Allowance other adjustment(1)	74	6	35	32

Balance at end of period	$8,433	$8,059	$8,433	$8,059

Period-end loans outstanding	$786,548	$720,530	$786,548	$720,530
Average loans outstanding	$773,013	$714,851	$760,828	$706,813
Allowance for loan and lease losses as a percentage of period-end loans outstanding	1.07%	1.12%	1.07%	1.12%
Net charge-offs (recoveries) to average loans outstanding	0.00%	0.01%	0.01%	0.02%

(1)
The "Allowance other adjustment" represents the reclassification of an allowance for possible losses on unfunded loans and unused lines of credit. These loans and lines of credit, although unfunded, have been committed to by FNB.

        Non-performing loans and leases include those on non-accrual status and loans past due 90 days or more and still accruing. FCCC's policy is to write down all non-performing loans and leases to net realizable value based on current assessments of the value of the collateral securing such loans and leases and leases. Non-performing loans and leases are generally collateralized and are in the process of collection. Non-accrual loans and leases reduce FCCC's earnings because interest income is not earned on such assets.

        FCCC held one commercial property classified as other real estate owned ("OREO") at June 30, 2008. FCCC held one OREO property as of June 30, 2007, and no OREO properties at December 31, 2007. OREO represents real estate owned by FNB following default by the borrowers. OREO is recorded at the lower of carrying value or fair market value. Fair market value is based primarily upon independent market prices or professional appraisals. OREO reduces FCCC's earnings because interest income is not earned on such assets.

        The following chart represents detailed information regarding non-performing loans and leases and OREO:

	June 30,
			December 31, 2007
(Dollars in thousands)	2008	2007
Past due over 90 days and still accruing	$115	$3,580 (2)	$142
Non-accrual loans and leases(1)	2,042	1,241	1,194

Total non-performing loans and leases	2,157	4,821	1,336
Other real estate owned	459	78	—

Total non-performing assets	$2,616	$4,899	$1,336

Non-performing loans and leases as a percentage of total loans and leases	0.27%	0.67%	0.18%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	390.89%	167.16%	585.10%
Non-performing assets as a percentage of total loans and other real estate owned	0.33%	0.68%	0.18%
Allowance for loan and lease losses as a percentage of non-performing assets	322.38%	164.49%	585.10%

(1)
Generally, FCCC places a loan or lease in non-accrual status when principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection.

(2)
Includes one $2.9 million commercial loan that is secured by real estate. Subsequent to June 30, 2007 this balance was collected.

        FCCC Management is not aware of any loans or leases other than those included in these tables that would be considered potential problem loans and cause FCCC Management to have doubts as to the borrower's ability to comply with loan repayment terms.

        FCCC identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued on impaired loans and no income is recognized until all recorded amounts of interest and principal are recovered in full.

        FASB 114 "Accounting by Creditors for Impairment of Loans" requires FCCC to examine commercial and non-residential mortgage loans on non-accrual status for impairment. The balance of impaired loans was $2.0 million, $1.2 million, and $1.2 million at June 30, 2008, December 31, 2007, and June 30, 2007, respectively. The associated allowance for impaired loans was $60 thousand, $72 thousand, and $60 thousand at June 30, 2008, December 31, 2007, and June 30, 2007, respectively.

        For the three and six month periods ended June 30, 2008, activity in the allowance for impaired loan losses includes a provision of $11 and $29 thousand, respectively, and charge-offs of $6 and $0, respectively. There were no recoveries for the three and six month periods ended June 30, 2008. Contractual interest amounted to $31 thousand and $56 thousand for the three and six months ended

June 30, 2008, respectively. Total cash collected on impaired loans for the three and six month periods ended June 30, 2008 was $41 thousand and $92 thousand all of which was applied to principal. Loans returned to performing for the three and six month periods ended June 30, 2008 was $20 thousand and $0 thousand.

Non-Interest Income

        Total non-interest income decreased 2.3% or $64 thousand to $2.8 million for the three months ended June 30, 2008, when compared to the same period in 2007. Total non-interest income increased 8.5% or $439 thousand to $5.6 million for the six month period ended June 30, 2008, when compared to the same period in 2007. The various components of non-interest income are discussed below.

        The largest component of non-interest income is wealth management and advisory services revenue, which increased $11 thousand or 1.0% to $1.1 million for the three month period ended June 30, 2008 from $1.1 million during the same period in 2007. Wealth management and advisory services revenue increased $29 thousand or 1.4% to $2.1 million for the six month period ended June 30, 2008 from $2.0 million during the same period in 2007. Wealth management and advisory services revenue includes fee income from both the Wealth Management division of FNB and the First National Financial Advisory Services subsidiary of FNB. In the aggregate, wealth management and advisory services revenue consists primarily of fee income from services such as trust and portfolio management, estate management, insurance, full-service brokerage, financial planning and mutual fund services. Wealth management and advisory services revenue is based partially on the market value of assets under management. The market value of assets under management at June 30, 2008 was $557.0 million compared to $566.0 million at June 30, 2007.

        Service charges on deposit accounts increased $74 thousand or 13.0% to $643 thousand for the three month period ended June 30, 2008 compared to $569 thousand for the same period in 2008. For the six month period ended June 30, 2008, service charges on deposit accounts increased $89 thousand or 8.1% to $1.2 million compared to $1.1 million for the same period in 2007. The increase in service charges is primarily due to an increase in charges on retail and commercial demand deposit accounts.

        FCCC recognized a net loss of $78 thousand on sales of investment securities during the three month period ended June 30, 2008 compared with $0 during the same period in 2007. FCCC recognized a net gain of $184 thousand on sales of investment securities during the six month period ended June 30, 2008 compared with a net gain of $2 thousand during the same period in 2007. These net gains and losses were taken as a result of normal portfolio management.

        FCCC has operating lease agreements with one customer. The income on these leases is classified as "Rental Income". Rental Income on operating lease agreements increased $14 thousand or 4.4% to $330 thousand for the three months ended June 30, 2008 as compared to the same period in 2007. Rental Income on operating lease agreements increased $16 thousand or 2.6% to $639 thousand for the for the six months ended June 30, 2008 as compared to the same period in 2007. This increase in rental income on operating lease agreements is the result of entering into a few additional operating leases with the existing lease customer.

        Gains on the sale of fixed assets was $45 thousand and $91 thousand for the three and six month periods ended June 30, 2008 as compared to gains of $0 for the same periods in 2007. The gains recorded in 2008 was the amortization of a deferred gain attributable to the sale-leaseback transaction that occurred during 2007.

        The three and six month periods ended June 30, 2007 includes a $225 thousand gain recorded in the second quarter of 2007 related to the sale of the $5.9 million loan as previously mentioned. Excluding this item, gains and fees on the sale of loans decreased $32 thousand or 27.0% for the three months ended June 30, 2008 and decreased $30 thousand or 15.5% for the six months ended June 30, 2008 compared to the same periods in 2007.

        Bank-owned life insurance ("BOLI") income relates to a $10 million policy purchased in February 2008. BOLI involves the purchase of a life insurance policy on a group of employees. FNB is the owner and beneficiary of the policy. The BOLI investment is carried on the balance sheet at the cash surrender value of the underlying policies. Income or loss resulting from increases or decreases in the cash surrender value of the properties is recorded on the income statement. BOLI gains for the three and six month periods ended June 30, 2008 were $92 thousand and $157 thousand, respectively.

        Other non-interest income increased $35 thousand or 6.6% to $565 thousand for the three months ended June 30, 2008 compared to same period in 2007. Other non-interest income increased $130 thousand or 13.1% to $1.1 million for the six months ended June 30, 2008 compared to same period in 2007. The increases in other non-interest income were primarily due to increases in lease referral fees and electronic banking fees. Other non-interest income also includes ATM surcharge revenue, STAR/Visa Check Card revenue, safe deposit box income, merchant services income, loan fee income, miscellaneous loan income, rental income and other miscellaneous income.

Non-Interest Expense

        Total non-interest expense decreased $296 thousand or 3.6% to $8.0 million for the three months ended June 30, 2008, when compared to the same period in 2007. Total non-interest expense increased $21 thousand or 0.1% to $16.5 million for the six months ended June 30, 2008, when compared to the same period in 2007. The various components of non-interest expense are discussed below.

        Salaries and employee benefits expense for the three and six month periods ended June 30, 2008 includes a $417 thousand reduction of salary and benefits expense associated with loan origination costs not previously deferred in prior periods. Excluding this item, salaries and employee benefits decreased $275 thousand or 5.6% for the three months ended June 30, 2008 compared to the same period in 2007. Excluding the $417 thousand item, salaries and employee benefits decreased $178 thousand or 1.9% for the six month period ended June 30, 2008 compared to the same period in 2007.

        Net occupancy, equipment and data processing expense increased $192 thousand or 15.0% to $1.5 million during the three months ended June 30, 2008 when compared to the same period in 2007. Net occupancy, equipment and data processing expense increased $276 thousand or 10.5% to $2.9 million during the six months ended June 30, 2008 when compared to the same period in 2007. The increase was mainly due to the addition of the Longwood and Downingtown branches in the first quarter of 2008.

        Depreciation on operating leases increased $10 thousand or 3.8% to $271 thousand for the three months ended June 30, 2008 when compared to the same period in 2007. Depreciation on operating leases increased $7 thousand or 1.3% to $526 thousand for the six months ended June 30, 2008 when compared to the same period in 2007. This depreciation expense is the result of operating lease agreements FCCC has with one of its customers. The income associated with these operating leases is classified as Rental Income.

        Expenses for professional services increased $13 thousand or 2.7% to $495 thousand for the three months ended June 30, 2008 when compared to the same period in 2007. Professional services expense decreased $77 thousand or 7.7% to $919 thousand for the six months ended June 30, 2008 when compared to the same period in 2007. The decrease in professional fees for the 6 month period is primarily due to a reduction in legal fees related to additional costs incurred in the first quarter of 2007 from compliance with new SEC executive compensation reporting requirements.

        Marketing expense increased $44 thousand or 15.1% for the three months ended June 30, 2008 and increased $4 thousand or .8% for the six months ended June 30, 2008 as compared to the same periods in 2007.

        Total other non-interest expense increased $104 thousand or 11.1% to $1.0 million for the three-month period ended June 30, 2008 compared to the same periods in 2007. Total other non-interest expense increased $340 thousand or 18.4% to $2.2 million for the six months ended June 30, 2008 when compared to the same period in 2007. Other non-interest expense includes annual meeting and reports, trust processing, postage, directors' costs, telephone, travel and entertainment and operating supplies. The increase in other non-interest expense for the three and six month periods ended June 30, 2008 is primarily due to an increase in FDIC insurance premiums in 2008 as compared to 2007. FDIC insurance premium expense was $118 thousand and $212 thousand for the three and six month periods ended June 30, 2008, as compared to $21 thousand and $43 thousand for the same periods in 2007. The increase reflects the impact of 2006 legislation that increased FDIC premiums for all commercial banks. This legislation provided an assessment credit for each insured bank. FNB's assessment credit offset a larger portion of the insurance premium expense in 2007 than in 2008 and was fully utilized in the first quarter of 2008. The increased premium does not indicate any change in the FDIC risk assessment for FNB. The increase in other non-interest expense for the six month period ended June 30, 2008 is also due to a $109 thousand charge taken in the first quarter of 2008 from the write-off of miscellaneous other assets.

Income Taxes

        Income tax expense for the three and six month periods ended June 30, 2008 was $624 thousand and $1.2 million, compared to $709 thousand and $1.3 million for the same periods in 2007. This represents an effective tax rate of 25.3% and 26.0% for the three and six month periods ended June 30, 2008 compared with 28.5% and 28.5% for the same periods in 2007. The decreases in income tax expense for the three and six month periods are mainly due to increases in permanent differences as a relative percentage of pretax income.

Liquidity Management and Interest Rate Sensitivity

        The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for business expansion. Liquidity management addresses FCCC's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling FCCC Management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. The primary sources of liquidity for FCCC are funding available from deposit growth, FHLB Borrowings, and cash flow from the investment and loan portfolios. Deposits consist of NOW, money-market, savings, tiered savings, large and small dollar certificates of deposit, and non-interest bearing demand deposit accounts. FCCC considers funds from NOW, money market, savings and certificates less than $100,000 as "core" deposits because of the historical stability of such sources of funds. Details of core deposits, non-interest bearing demand deposit accounts, and other deposit sources are highlighted in the following table:

	For the Six Months Ended June 30, 2008		For the Year Ended December 31, 2007
(Dollars in Thousands)	Average Balance	Effective Yield	Average Balance	Effective Yield
DEPOSIT TYPE
NOW Accounts	$173,269	1.75%	$159,572	2.30%
Money Market	115,986	2.82%	97,726	4.19%
Statement Savings	40,150	0.71%	43,270	0.79%
Other Savings	2,824	1.55%	1,514	1.52%
Tiered Savings	51,297	1.32%	64,485	1.45%

Total NOW Savings, and Money Market	383,526	1.91%	366,567	2.47%
CDs Less than $100,000	159,056	4.21%	192,236	4.72%
CDs Greater than $100,000	69,395	4.30%	52,342	4.58%

Total CDs	228,451	4.24%	244,578	4.69%
Total Interest Bearing Deposits	611,977		611,145
Non-Interest Bearing Demand Deposits	118,216		121,000

Total Deposits	$730,193		$732,145

        FNB, as a member of FHLB, maintains several credit facilities. During the three and six month periods ended June 30, 2008, average FHLB advances were $152.3 million and $149.4 million, respectively, and consisted of term advances with a variety of maturities. The average interest rate on these advances was 3.9% and 3.9%, respectively. FNB currently has a maximum borrowing capacity with FHLB of approximately $221.4 million. FHLB advances are collateralized by a pledge on FNB's portfolio of unencumbered investment securities, certain mortgage loans, and a lien on FNB's FHLB stock.

        To supplement FCCC's sources of liquidity, FCCC has initiated the use of alternative funding sources such as brokered deposits and bringing off-balance sheet "swept" funds onto the balance sheet as deposits. FCCC Management has set limits for these funding sources and will manage the impact that such sources may have on liquidity and interest rate sensitivity.

        The goal of interest rate sensitivity management is to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to re-pricing in a future time period. FCCC's net interest rate sensitivity gap within one year is a negative $280.7 million or 28.8% of total assets at June 30, 2008 compared with a negative $168.2 million or 18.4% of total assets at December 31, 2007. FCCC's gap position is one tool used to evaluate interest rate risk and the stability of net interest margins. Another tool that management uses to evaluate interest rate risk is a computer simulation model that assesses the impact of changes in interest rates on net interest income, net-income under various interest rate forecasts and scenarios. FCCC Management has set acceptable limits of risk within its Asset Liability Committee ("ALCO") policy and monitors the results of the simulations against these limits quarterly. As of the most recent quarter-end, all results are within policy limits and indicate an acceptable level of interest rate risk. FCCC Management monitors interest rate risk as a regular part of corporate operations with the intention of maintaining a stable net interest margin. The following table presents FCCC's interest sensitivity analysis as of June 30, 2008:

(Dollars in thousands)	Within one year	Two through five years	Over five years	Non-rate sensitive	Total
ASSETS
Federal funds sold and overnight investments	$16,688	$—	$—	$—	$16,688
Investment securities	23,935	64,121	26,799	—	114,855
Interest bearing deposits in banks	454	—	—	—	454
Net loans and leases	315,070	359,686	111,792	(8,433)	778,115
Cash and due from banks	—	—	—	25,016	25,016
Premises and equipment	—	—	—	19,430	19,430
Other assets	—	—	—	21,592	21,592

Total assets	$356,147	$423,807	$138,591	$57,605	$976,150

LIABILITIES AND CAPITAL
Non-interest bearing deposits	$—	$—	$—	$118,918	$118,918
Interest bearing deposits	587,576	18,603	4,249	—	610,428
FHLB advances and other	33,809	116,768	2,525	—	153,102
Junior subordinated debentures	15,465	—	—	—	15,465
Other liabilities	—	—	9,596	—	9,596
Capital	—	—	—	68,641	68,641

Total liabilities & capital	$636,850	$135,371	$16,370	$187,559	$976,150

Net interest rate sensitivity gap	$(280,703)	$288,436	$122,221	$(129,954)

Cumulative interest rate sensitivity gap	$(280,703)	$7,733	$129,954	$—

Cumulative interest rate sensitivity gap divided by total assets	(28.8)%	0.8%	13.3%

Branching, Technology and Capital Projects

        During the first quarter of 2008, FCCC opened two new branch facilities. The first, a newly constructed, full-service branch located in Kennett Square, Pennsylvania, features FCCC's signature building design, first showcased by the Oxford Branch, which opened in 2005. The second, a full-service branch located in Downingtown, Pennsylvania, replaced the Coatesville Branch. The Coatesville branch was closed in the first quarter of 2008. Technological improvements, including enhanced security over customer information, a more proactive disaster recovery system and an improved infrastructure to support more internet banking products are also expected in the future. FCCC is continuously looking for opportunities to expand its branch system and invest in technology to better serve its customers.

Capital Adequacy

        FCCC is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve Board for bank holding companies. FNB is also subject to similar capital requirements adopted by the Office of the Comptroller of the Currency. Under these requirements, the regulatory agencies have set minimum thresholds for Tier I Capital, Total Capital, and Leverage ratios. At June 30, 2007, both FCCC's and

FNB's capital exceeded all minimum regulatory requirements, and FNB was considered "well capitalized" as defined in the regulations issued pursuant to the FDIC Improvement Act of 1992.

	As of June 30,
			As of December 31, 2007	"Well Capitalized" Requirements
	2008	2007
FCCC
Leverage Ratio	8.58%	8.99%	9.22%	N/A
Tier I Capital Ratio	10.15%	10.51%	10.84%	N/A
Total Risk-Based Capital Ratio	11.22%	11.62%	11.92%	N/A
FNB
Leverage Ratio	8.02%	8.37%	8.58%	5.00%
Tier I Capital Ratio	9.48%	9.78%	10.08%	6.00%
Total Risk-Based Capital Ratio	10.55%	10.90%	11.18%	10.00%

        FNB is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that, if they were to be implemented, would have a material affect on liquidity, capital resources, or operations of FCCC.

Year Ended December 31, 2007 Versus Year Ended December 31, 2006

Overview

        Net income for the year ended December 31, 2007 was $7.7 million, an increase of $335 thousand or 4.6% from $7.3 million in 2006. Basic and diluted net income per share in 2007 were $1.49 and $1.47, respectively, as compared to 1.42 and 1.40, respectively in 2006. Return on average equity in 2007 was 11.84%, as compared to 11.85% in 2006. Return on average assets remained constant at 0.86% for 2007 and 2006.

        During 2007, total assets increased 4.9% to $914.8 million; loans and leases grew 7.1% to $743.4 million; and deposits decreased 2.7% to $704.9 million. Offsetting the decrease in deposits was an increase in Federal Home Loan Bank ("FHLB") and other borrowings, which increased 87.3% to $115.4 million at December 31, 2007. The decrease in deposits and the offsetting increase in Federal Home Loan Bank and other borrowings is the result of a strategic decision to replace higher cost brokered CDs with lower cost FHLB borrowings. Loan growth in 2007 reflects the FNB's focus on growing quality loan relationships.

        The increase in net income for the year ended December 31, 2007 when compared to 2006 was primarily the result of an increase in non-interest income, partially offset by a decrease in net interest income and an increase in non-interest expense. Included in these results is the impact from several significant events that occurred during the year ended December 31, 2007. In the second quarter, FCC recorded a gain related to the sale of a loan that had been on non-accrual status and, in the third quarter of 2007, FCCC recorded gains related to the sale of facilities.

        The decrease in net interest income was primarily driven by an increase in interest income, offset by an increase in interest expense. During the year ended December 31, 2007 interest income benefited from a 7.1% growth in the loan portfolio and from increases in interest rates. The increase in interest expense was primarily attributable to a 4.8% growth in average interest-bearing deposits combined with an increase in the average rate paid on these deposits mainly due to a shift in the deposit mix and strong customer demand for higher priced deposits.

        The increase in non-interest income for year ended December 31, 2007 was primarily due to a $1.39 million pre-tax gain recorded in the third quarter of 2007 related to the sale of facilities. The increase was also attributable to higher Wealth Management revenue, higher service fee income on deposit accounts and a $225 thousand pre-tax gain related to the sale of a loan that had been on non-accrual status.

        During 2007, FCCC entered into a sale-leaseback agreement on an administrative office facility known as the "Swope Building." FCCC leased back the Swope Building for a period of one year following the September sale date. FCCC recognized a $1.39 million pre-tax gain in connection with this transaction in 2007. The after-tax impact to net income from this gain was $915 thousand. Also in 2007, FCCC entered into a sale-leaseback agreement on an administrative office facility known as the "Operations Center." The lease agreement for the Operations Center was for fifteen years with two optional five year renewal periods. The resulting $2.7 million gain was deferred and is being amortized into non-interest income over the fifteen year lease term. Rent expense on the lease is being recorded in the non-interest expense section of the income statement. The sale and lease back of the Swope Building and Operations Center fits into Management's overall facilities strategy and complements the purchase of 1 North High Street, which was also completed in 2007. The purchase of the 1 North High Street building and the sale of the Swope Building and the Operations Center were structured as an IRS Code Section 1031 reverse like-kind exchange, effectively rolling the tax basis of the Swope Building and the Operations Center into the taxable basis of the 1 North High Street Building. Accordingly, FCCC was able to defer $772 thousand of taxes payable in the current year until such time as the 1 North High Street building is sold.

        The increase in non-interest expense for the year ended December 31, 2007 was primarily due to higher salaries and employee benefits expense, mainly due to a higher average employee headcount; specifically, staffing for new branches as well as new key employees in the Wealth Management Division, Commercial Lending and Leasing areas.

Net Interest Income

        Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income, on a tax equivalent basis, decreased 2.0% or $664 thousand from $32.6 million in 2006 to $32.0 million in 2007, compared to a 3.4% increase or $1.1 million from 2005 to 2006.

        The decrease in tax equivalent net interest income for 2007 was primarily due to a larger increase in the average rate paid on interest-bearing liabilities, which increased 54 basis points, than the average yield earned on interest-earning assets, which increased by 23 basis points. The decrease in tax equivalent net interest income for 2007 was also due to an increase in interest-bearing liabilities that was higher than the increase in interest-earning assets. Average interest-bearing liabilities grew $39.5 million while average interest-earning assets increased by $35.4 million. Accordingly, net yields on interest-earning assets, on a tax equivalent basis, were 3.75% and 3.99% for 2007 and 2006, respectively.

        The increase in tax equivalent net interest income for 2006 was largely the result of an increase in interest-earning assets that was higher than the increase in interest-bearing liabilities. The average interest-earning asset growth during 2006 was approximately $33.4 million while average interest-bearing liabilities increased by $23.9 million. Partially offsetting the increase in interest income generated from this growth in 2006 was a larger increase in the average rate paid on interest-bearing liabilities, which increased 90 basis points, than the average yield earned on interest-earning assets, which increased by 69 basis points. Accordingly, net yields on interest-earning assets, on a tax equivalent basis, were 3.99% and 4.03% for 2006 and 2005, respectively.

        Average interest-earning assets in 2007 was $852.3 million, an increase of $35.4 million or 4.3% from $816.9 million in 2006. The increase in average interest-earning assets for 2007 was primarily due to a $33.6 million or 4.9% increase in average loans and leases combined with a $5.6 million or 13.7% increase in federal funds sold and deposits in banks. These increases were partially offset by a $3.7 million or 3.9% decrease in investment securities. In 2006, average interest-earning assets was $816.9 million, an increase of $33.4 million or 4.3% compared to 2005. The increase in average interest-earning assets for 2006 was the primarily due to a $29.5 million or 4.5% increase in average loans and leases combined with a $18.9 million or 87.3% increase in federal funds sold and deposits in banks. These increases were partially offset by a $15.0 million or 13.5% decrease in investment securities.

        Average interest-bearing liabilities in 2007 was $702.5 million, an increase of $39.5 million or 6.0% from $663.0 million in 2006. The increase in 2007 was primarily due to a $28.0 million or 4.8% increase in average interest-bearing deposits combined with an $11.4 million or 17.6% increase in FHLB and other borrowings. In 2006, average interest-bearing liabilities was $663.0 million, an increase of $23.9 million or 3.7% from $639.1 million in 2005. The increase in 2006 was due to a $29.3 million or 5.3% increase in the average interest-bearing deposits partially offset by a $5.4 million or 7.7% decrease in FHLB and other borrowings.

CONSOLIDATED AVERAGE BALANCE SHEET AND TAX EQUIVALENT INCOME/EXPENSES AND RATES FOR THE YEAR ENDED DECEMBER 31,

	2007			2006			2005
(Dollars in thousands)	Daily Average Balance	Interest	Rate%	Daily Average Balance	Interest	Rate%	Daily Average Balance	Interest	Rate%
ASSETS
Federal funds sold and interest bearing deposits in banks	$46,098	$2,413	5.23	$40,535	$2,061	5.08	$21,645	$761	3.57
Investment securities
Taxable	80,129	3,852	4.81	81,608	3,955	4.85	92,772	3,923	4.23
Tax-exempt(1)	12,004	542	4.51	14,256	576	4.04	18,079	754	4.17

Total investment securities	92,133	4,394	4.77	95,864	4,531	4.73	110,851	4,677	4.22

Loans and leases(2)
Taxable	698,676	49,063	7.02	666,239	45,169	6.78	636,592	38,807	6.10
Tax-exempt(1)	15,413	1,058	6.87	14,235	895	6.29	14,346	877	6.11

Total loans	714,089	50,121	7.02	680,474	46,064	6.77	650,938	39,684	6.10

Total interest-earning assets	852,320	56,928	6.68	816,873	52,656	6.45	783,434	45,122	5.76
Non-interest-earning assets
Allowance for possible loan and lease losses	(8,058)			(8,388)			(7,930)
Cash and due from banks	24,381			24,791			27,187
Other assets	27,979			23,937			23,262

Total assets	$896,622			$857,213			$825,953

LIABILITIES AND STOCKHOLDERS' EQUITY
Savings, NOW, and money market deposits	$366,567	$9,061	2.47	$368,754	$7,389	2.00	$386,668	$4,712	1.22
Certificates of deposit and other time	244,578	11,468	4.69	214,425	8,848	4.13	167,195	5,297	3.17

Total interest-bearing deposits	611,145	20,529	3.36	583,179	16,237	2.78	553,863	10,009	1.81
Subordinated debt	15,606	1,460	9.35	15,465	1,304	8.43	15,465	1,015	6.56
Federal Home Loan Bank advances and other borrowings	75,701	2,984	3.94	64,347	2,496	3.88	69,736	2,555	3.66

Total interest-bearing liabilities	702,452	24,973	3.56	662,991	20,037	3.02	639,064	13,579	2.12
Non-interest-bearing liabilities
Non-interest-bearing demand deposits	121,000			126,461			124,684
Other liabilities	8,398			5,857			5,514

Total liabilities	831,850			795,309			769,262
Stockholders' equity	64,772			61,904			56,691

Total liabilities and stock-holders' Equity	$896,622			$857,213			$825,953

Net interest income		$31,955			$32,619			$31,543

Net yield on interest-earning assets			3.75			3.99			4.03

(1)
The indicated income and annual rate are presented on a tax equivalent basis using the federal marginal rate of 34%, adjusted for the TEFRA 20% penalty for 2007, 2006, and 2005.

(2)
Non accruing loans are included in the average balance.

 RATE VOLUME ANALYSIS

	Increase (decrease) in net interest income due to:
	2007 Compared to 2006			2006 Compared to 2005
(Dollars in thousands)	Volume(1)	Rate(1)	Total	Volume(1)	Rate(1)	Total
INTEREST INCOME
Federal funds sold and interest bearing deposits in banks	$283	$69	$352	$681	$619	1,300
Investment securities
Taxable	(72)	(31)	(103)	(472)	504	32
Tax-exempt(2)	(91)	57	(34)	(159)	(19)	(178)

Total investment securities	(163)	26	(137)	(631)	485	(146)
Loans and leases(3)
Taxable	2,199	1,694	3,893	1,808	4,554	6,362
Tax-exempt(2)	74	90	164	(7)	25	18

Total loans(3)	2,273	1,784	4,057	1,801	4,579	6,380

Total interest income	2,393	1,879	4,272	1,851	5,683	7,534

INTEREST EXPENSE
Savings, NOW and money market deposits	(44)	1,716	1,672	(218)	2,895	2,677
Certificates of deposits and other time	1,245	1,375	2,620	1,497	2,054	3,551

Total interest bearing deposits	1,201	3,091	4,292	1,279	4,949	6,228
Subordinated debt	12	145	157	0	289	289
Federal Home Loan Bank advances and other borrowings	441	46	487	(197)	138	(59)

Total Interest expense	1,654	3,282	4,936	1,082	5,376	$6,458

Net Interest income	$739	$(1,403)	$(664)	$769	$307	$1,076

NOTES:

(1)
The changes in interest due to both rate and volume have been allocated to volume and rate changes, respectively, in proportion to the relationship of the absolute dollar amounts of the change in each.

(2)
The indicated changes are presented on a tax equivalent basis.

(3)
Non-accruing loans have been used in the daily average balances to determine changes in interest due to volume. Loan fees included in the interest income computation are not material.

Interest Income on Federal Funds Sold and Deposits in Banks

        Interest income on federal funds sold and interest bearing deposits in banks increased $352 thousand or 17.1% in 2007 to $2.4 million from $2.1 million in 2006. This follows an increase of 170.8% or $1.3 million from 2005 to 2006. The increases in interest income on these balances in 2007 and 2006 were partially due to increases in the average federal funds sold and interest bearing deposits in banks balances. In 2007, these balances increased $5.6 million or 13.7% from $40.5 million to $46.1 million. In 2006, these balances increased $18.9 million or 87.3% from $21.6 million to $40.5 million. The increases in interest on federal funds sold and interest bearing deposits in banks for 2007 and 2006 are also the result of market increases in the rates earned on these funds. The yield earned on federal funds sold and interest bearing deposits in banks in 2007 was 5.23%, compared to 5.08% and 3.57% in 2006 and 2005, respectively. FCCC's strategy to increase federal funds sold and interest bearing deposits in banks in 2006 was intended to improve liquidity while at the same time remain in short-term funds during the rising rate environment. Also, in 2006 and the first half of 2007, the yield on federal funds sold and interest bearing deposits in banks, given the relatively flat yield curve, was very competitive with alternative short term investment securities. During the fourth quarter of 2007, as the yield curve became steeper, FCCC began to reduce federal funds sold and interest bearing deposits in banks and increase longer term investment securities. While the average 2007 federal funds sold and interest bearing deposits in banks balance increased from 2006, the ending balance decreased, reflecting this strategy shift. Ending federal funds sold and interest bearing deposits in banks at December 31, 2007 was $24.5 million, down $20.3 million from $44.8 million at December 31, 2006.

Interest Income on Investment Securities

        On a tax equivalent basis, interest income on investment securities decreased $137 thousand or 3.0% from $4.5 million in 2006 to $4.4 million in 2007, compared to a $146 thousand or 3.1% decrease from 2005 to 2006. The decrease in investment interest income in 2007 was primarily due to a $3.7 million or 3.9% decrease in average investment securities, partially offset by a 4 basis point increase in the yield on these assets from 4.73% in 2006 to 4.77% in 2007. From 2005 to 2006, the decrease in interest income on investment securities was primarily due to a $15.0 million or 13.5% decrease in average investment securities, partially offset by a 51 basis point increase in the yield on these assets from 4.22% in 2005 to 4.73% in 2006. The decrease in average investment securities for the year ended, December 31, 2006 from 2005 resulted from an increase in the amount of liquidity needed to provide for loan growth combined with management's decision to invest in fed funds sold and interest bearing deposits in banks, given the rising interest rate environment and the relatively flat yield curve. In the fourth quarter of 2007, Federal Reserve Board actions to reduce interest rates contributed to a steeper yield curve, prompting FCCC to change its strategy and shift funds from federal funds sold and interest bearing deposits in banks to longer term investments. While the average 2007 investment securities balance decreased from 2006, the ending balance increased, reflecting this strategy shift. Ending investment securities at December 31, 2007 was $98.0 million, up $9.3 million from $88.7 million at December 31, 2006.

INVESTMENT SECURITIES AT DECEMBER 31,

	2007		2006		2005
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Held-to-Maturity
State and municipal	$—	$—	$5	$5	$10	$10
Available-for-Sale
U.S. Treasury	—	—	1,000	998	2,504	2,476
U.S. Government agency	3,082	3,100	3,371	3,354	1,040	1,018
Mortgage-backed securities	56,925	56,654	56,439	55,052	57,456	56,020
State and municipal	13,686	13,650	9,906	9,602	15,672	15,160
Corporate securities	15,121	14,486	11,461	10,874	13,655	13,086
Other asset-backed securities	—	—	—	—	117	116
Mutual Funds	—	—	—	—	796	788
Other equity securities	10,993	10,087	8,764	$8,829	8,758	8,414

Total Investment securities	$99,807	$97,997	$90,946	$88,714	$100,008	$97,088

 INVESTMENT SECURITIES YIELD BY MATURITY AT DECEMBER 31, 2007

(Dollars in thousands)	Due within 1 year	Due year 2 through 5 years	Due year 6 through year 10	Due Over 10 years	Total
Available-for-Sale
U.S. Treasury	$—	$—	$—	$3,082	$3,082
Mortgage-backed securities(1)	2,245	6,875	3,353	44,452	56,925
State and municipal	2,488	10,279	919	—	13,686
Corporate securities	—	7,210	4,032	3,879	15,121
Other equity securities(2)	—	—	—	10,993	10,993

Total Investment securities	$4,733	$24,364	$8,304	$62,406	$99,807

Weighted average yield	4.40%	4.07%	4.65%	4.97%	4.70%

NOTES:

(1)
Mortgage-backed and Other asset-backed securities are included in the above table based on their contractual maturity.

(2)
Other equity securities having no stated maturity have been included in "Due over 10 years".

Interest Income on Loans and Leases

        During 2007, interest income on loans and leases, on a tax equivalent basis, increased by $4.1 million or 8.8% from 2006. This increase was partially due to a $33.6 million or 4.9% increase in average loan and lease balances from $680.5 million in 2006 to $714.1 million in 2007. The increase in interest income on loans and leases was also due to a 25 basis point increase in the tax adjusted yield earned on loans and leases during 2007, from 6.77% in 2006 to 7.02% in 2007. During 2006, interest income on loans and leases, on a tax equivalent basis, increased by $6.4 million or 16.1% from 2005. This increase resulted from an increase in average loan balances of $29.5 million or 4.5% from $650.9 million in 2005 to $680.5 million in 2006. The increase in interest income on loans and leases was also due to a 67 basis point increase in the tax adjusted yield earned on loans and leases during 2007, from 6.10% in 2005 to 6.77% in 2006. The yield increases for 2007 and 2006 are a direct result of market rate increases and increases in the Federal Reserve Rates over the course of 2006. There were four Federal Reserve actions to raise interest rates in the first half of 2006 and four Federal Reserve actions to lower interest rates in the later part of 2007. The net impact of these actions to FCCC were higher average rates during 2007 as compared to 2006.

 LOAN PORTFOLIO BY TYPE AT DECEMBER 31,

(Dollars in thousands)	2007	2006	2005	2004	2003
Commercial loans	$277,715	$243,651	$218,365	$187,903	$142,144
Real estate—construction	55,414	41,287	49,095	59,093	56,340
Real estate—commercial	235,880	222,300	199,191	186,949	159,874
Real estate—residential	59,508	65,698	66,876	56,541	43,024
Consumer loans(3)	106,574	108,700	112,993	101,157	77,113
Lease financing receivables(2)	8,349	12,707	17,756	26,362	32,754

Total gross loans and leases	743,440	694,343	664,276	618,005	511,249
Allowance for possible loan and lease losses	(7,817)	(8,186)	(8,123)	(6,816)	(5,541)

Total net loans and leases(1)	$735,623	$686,157	$656,153	$611,189	$505,708

NOTES:

(1)
There were no concentrations of loans exceeding 10% of total gross loans and leases which are not otherwise disclosed as a category of loans in the above table.

(2)
As of December 31, 2007, FCCC is no longer funding leases. Instead, FCCC is acting as an agent for a third party that funds the lease, and FCCC collects an upfront fee.

(3)
Consumer loans consist of consumer installment loans, home equity loans, lines of credit, and loans to small businesses.

MATURITIES AND RATE SENSITIVITY OF LOANS DUE TO CHANGES IN
INTEREST RATES AT DECEMBER 31, 2007(1)

(Dollars in thousands)	Maturing Within 1 Year(2)	Maturing After 1 Year And Within 5 Years	Maturing After 5 Years	Total
Commercial loans	$20,787	$74,175	$182,753	$277,715
Real Estate—construction	16,411	14,371	24,632	55,414

Total	$37,198	$88,546	$207,385	$333,129

Loans maturing after 1 year with:
Fixed interest rates
Commercial Loans		$44,603	$72,481
Commercial real estate—construction		4,324	5,298
Variable interest rates
Commercial Loans		29,572	110,272
Commercial Real Estate—construction		10,047	19,334

Total		$88,546	$207,385

NOTES:

(1)
Determination of maturities included in the loan maturity table are based upon contract terms. This policy is used primarily in evaluating ongoing customer's use of their lines of credit with FNB that are at floating interest rates.

(2)
Demand loans and overdrafts are reported maturing "Within 1 Year." Most construction real estate loans are reported maturing "Within 1 Year" because of their short term maturity or because they are indexed to FNB's prime rate. An immaterial amount of loans has no stated schedule of repayments.

Interest Expense

        Interest expense on deposit accounts increased $4.3 million or 26.4% from $16.2 million in 2006 to $20.5 million in 2007. Increases in both the interest-bearing balances and the average rate paid on these balances contributed to the increase in interest expense. Average interest-bearing balances increased $28.0 million or 4.8% from $583.2 million in 2006 to $611.1 million in 2007. The average rate paid on these deposits increased 58 basis points from 2.78% in 2006 to 3.36% in 2007. Interest expense on deposit accounts increased $6.2 million or 62.2% from $10.0 million in 2005 to $16.2 million in 2006. Increases in both the interest-bearing balances and the average rate paid on these balances contributed to the increase in interest expense. Average interest-bearing balances increased from $553.9 million in 2005 to $583.2 million in 2006, an increase of $29.3 million or 5.3%. The average rate paid on these balances increased from 1.81% in 2005 to 2.78% in 2006.

        The increase in the average rate paid in 2007 as compared to 2006 was primarily attributable to a customer driven shift from lower cost deposit products to higher cost deposit products coupled with an increase in many of FCCC's retail deposit product rates. In addition, market interest rate movements throughout 2005, 2006 and 2007 have contributed to the higher rates paid on deposits. Throughout 2005 and during the first half of 2006, FNB increased rates paid on its interest bearing deposits in response to increases in Federal Reserve rates and the increase in competitive pressures in FNB's marketplace. In the second half of 2007, the Federal Reserve decreased interest rates. FNB responded with decreases in some deposit rates in the fourth quarter of 2007. The net impact to FNB from the 2006 rate increases and the 2007 rate decreases were higher rates paid in 2007 than in 2006. FNB will continue to respond with necessary rate decreases in 2008 as Federal Reserve actions, market competition and consumer demand warrant. The increase in the average rate paid on deposit balances was mitigated by a significant reduction in higher cost brokered CDs and replaced with lower cost FHLB borrowings in the second half of 2007.

        Interest expense on FHLB and other borrowings increased $488 thousand or 19.6% from $2.5 million in 2006 to $3.0 million in 2007. This increase was primarily due to an $11.4 million or 17.6% increase in the average FHLB and other borrowings from $64.3 million in 2006 to $75.7 million in 2007.

        Interest expense on subordinated debt increased $156 thousand or 11.96% for the year ended December 31, 2007 as compared to the same period in 2006. This increase was primarily due to a $161 thousand charge for accelerated amortization of issuance costs related to the early redemption of the $5.2 million Trust I issuance. The redemption of the debentures was coordinated with the $5.2 million Trust III issuance on June 29, 2007. The new issuance bears an interest rate of 3 month LIBOR plus 140 basis points while the redeemed issuance had an interest rate of 3 month LIBOR plus 365 basis points.

 DEPOSIT ANALYSIS

	2007		2006		2005
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
NOW	$159,572	2.30%	$134,076	1.76%	$145,201	1.04%
Money Market	97,726	4.19%	80,009	3.84%	34,967	1.81%
Statement Savings	43,270	0.79%	49,699	0.80%	60,570	0.75%
Other Savings	1,514	1.52%	636	0.56%	1,230	0.57%
Tiered Savings	64,485	1.45%	104,334	1.49%	144,700	1.46%

Total NOW, Savings, and money market	366,567	2.47%	368,754	2.00%	386,668	1.22%
CD's Less than $100,000(1)	192,236	4.72%	169,630	4.16%	110,407	3.08%
CD's Greater than $100,000	52,342	4.58%	44,795	3.99%	56,788	3.34%

Total CDs	244,578	4.69%	214,425	4.13%	167,195	3.17%
Total interest-bearing deposits	611,145		583,179		553,863
Non-Interest-Bearing Demand Deposits	121,000	—	126,461	—	124,684	—

Total Deposits	$732,145		$709,640		$678,547

(1)
Includes average Brokered CDs of $57,710, $51,892 and $19,833 for 2007, 2006 and 2005, respectively.

MATURITIES OF CERTIFICATES OF DEPOSIT, $100,000 OR MORE
AT DECEMBER 31, 2007

(Dollars in thousands)	Due Within 3 Months	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Due Over 12 Months	Total
Certificates of Deposit $100,000 or more	$18,646	$13,140	$23,235	$3,595	$58,616

Asset Quality and Allowance for Loan and Lease Losses

        During 2007, FCCC recorded an $80 thousand provision for loan and lease losses, compared to $3 thousand in 2006 and $1.4 million in 2005. Net charge-off's in 2007 were $442 thousand, compared to $186 thousand of net recoveries in 2006 and $46 thousand of net charge-offs in 2005. The increase in the provision for the year ended December 31, 2007 over the same period in 2006 was determined in accordance with FNB's allowance for loan and lease loss policy. Non-accrual loans as a percentage of gross loans and leases was 0.16% at December 31, 2007, compared to 1.05% and 1.26% at December 31, 2006 and 2005, respectively. The allowance for loan and lease losses as a percentage of loans and leases at December 31, 2007 was 1.05% compared to 1.18% and 1.22% at December 31, 2006 and 2005, respectively. The reduced provision for the year ended December 31, 2006 as compared to the same period in 2005 was a direct result of improved asset quality in 2006.

        The allowance for loan and lease losses is an amount that FCCC Management believes will be adequate to absorb loan and lease losses on existing loans and leases that may become uncollectible based on FCCC Management evaluations of the collectability of loans and leases. These evaluations take into consideration such factors as changes in the nature and volume of the loan and lease portfolio, overall portfolio quality, adequacy of collateral, review of specific problem loans and leases, and current economic conditions that may affect the borrower's ability to pay.

        FCCC Management evaluates the adequacy of the allowance on a quarterly basis to ensure the provision for loan and lease losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based on FCCC Management assessment of probable estimated losses. FNB's methodology for assessing the appropriateness of the allowance for loan and lease losses consists of several key elements. These elements include a specific allowance for loan and lease classified list loans and an allowance based on historical trends. FCCC consistently applies the following comprehensive methodology.

        The allowance for loan and lease losses addresses those loans and leases maintained on FNB's loan and lease classified list, which are assigned a rating of substandard, doubtful, or loss. Substandard loans and leases are those with a well-defined weakness, which jeopardizes the repayment of the debt. A loan or lease may be classified as substandard as a result of impairment of the borrower's financial condition and repayment capacity. Loans and leases for which repayment plans have not been met or collateral equity margins do not protect FNB may also be classified as substandard. Doubtful loans and leases have the characteristics of substandard loans and leases with the added characteristic that collection or liquidation in full, on the basis of presently existing facts and conditions, is highly improbable. Although the possibility of loss is extremely high for doubtful loans and leases, the classification of loss is deferred until pending factors, which might improve the loan or lease, have been determined. Loans and leases rated as doubtful in whole or in part are placed on non-accrual status. Loans and leases, which are classified as loss, are considered uncollectible and are charged to the allowance for loan and lease losses.

        Loans and leases on the loan and lease classified list may also be impaired loans, which are defined as non-accrual loans and leases or troubled debt restructurings, which are not in compliance with the restructured terms. Each of the classified loans and leases on the watch list is individually analyzed to determine the level of the potential loss under the current circumstances. The specific reserve established for these criticized by FCCC Management and impaired loans and leases is based on careful analysis of the loan's and lease's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor. The allowance for classified list loans and leases is equal to the total amount of potential unconfirmed losses for the individual classified loans and leases on the classified list. Classified loans and leases are managed and monitored by management.

        The allowance is based on historical trends and uses charge-off experience of FNB to estimate potential unconfirmed losses in the balances of the loan and lease portfolios. The historical loss experience percentage is based on the charge-off history. Historical loss experience percentages are applied to all non-classified loans and leases to obtain the portion of the allowance for loan and lease losses which is based on historical trends. Before applying the historical loss experience percentages, loan and lease balances are reduced by amounts of government agency guarantees. Installment loan balances are also adjusted for unearned discounts.

        Since all identified losses are immediately charged off, no portion of the allowance for loan and lease losses is restricted to any individual loan or groups of loans, or lease or groups of leases, and the entire allowance is available to absorb any and all loan and lease losses.

        The following tables present information regarding FCCC's total allowance for loan and lease losses as well as the allocation of such amounts to the various categories of loans at the dates indicated:

ALLOWANCE FOR LOAN AND LEASE LOSSES

	December 31,
(Dollars in thousands)	2007	2006	2005	2004	2003
Commercial loans and leases	$6,197	$6,505	$5,992	$4,320	$3,552
Residential real estate	294	355	361	276	199
Consumer loans	1,326	1,148	1,758	1,502	1,187
Unallocated	—	178	12	718	603

Total allowance for loan and lease losses	$7,817	$8,186	$8,123	$6,816	$5,541

PERCENTAGE OF ALLOWANCE IN EACH CATEGORY TO TOTAL ALLOWANCE

	December 31,
	2007	2006	2005	2004	2003
Commercial loans and leases	79%	80%	74%	63%	64%
Residential real estate	4%	4%	4%	4%	4%
Consumer loans	17%	14%	22%	22%	21%
Unallocated	—	2%	—	11%	11%

Total allowance for loan and lease losses	100%	100%	100%	100%	100%

 ANALYSIS OF CHANGES IN THE ALLOWANCE FOR LOAN AND LEASE LOSSES

	December 31,
(Dollars in thousands)	2007	2006	2005	2004	2003
Balance at beginning of year	$8,186	$8,123	$6,816	$5,541	$5,887
Provision charged to operating expense	80	3	1,382	1,164	2,519
Recoveries of loans and leases previously charged off
Commercial loans	94	291	178	955	175
Real estate—mortgages	—	6	196	31	9
Consumer loans	32	13	12	28	28
Lease financing receivables	14	49	51	81	2

Total recoveries	140	359	437	1,095	214

Loan charge-offs Commercial loans	(173)	(32)	(59)	(261)	(1,045)
Real Estate—mortgages	(48)	(51)	(245)	(294)	(545)
Consumer loans	(278)	(72)	(82)	(121)	(261)
Lease financing receivables	(83)	(18)	(97)	(234)	(1,248)

Total charge-offs	(582)	(173)	(483)	(910)	(3,099)

Net loan (charge-offs) recoveries	(442)	186	(46)	185	(2,885)
Allowance other adjustment(1)	(7)	(126)	(29)	(74)	20

Balance at end of year	$7,817	$8,186	$8,123	$6,816	$5,541

Year-end loans and leases outstanding	$743,440	$694,343	$664,276	$618,005	$511,249

Average loans and leases outstanding	$714,089	$680,474	$650,938	$567,755	$470,413
Allowance for loan and lease losses as a percentage of year-end loans and leases outstanding	1.05%	1.18%	1.22%	1.10%	1.08%
Ratio of net (charge-offs) recoveries to average loans and leases outstanding	(0.06)%	0.03%	(0.01)%	0.03%	(0.61)%

(1)
"Allowance other adjustment" represents the reclassification of an allowance for possible losses on unfunded loans and unused lines of credit and is recorded in the other liabilities section of the balance sheet. These loans and lines of credit, although unfunded, have been committed to by FNB.

        Non-performing loans and leases include those on non-accrual status and loans past due 90 days or more and still accruing. FCCC's policy is to write down all non-performing loans to net realizable value based on updated appraisals. Non-performing loans are generally collateralized and are in the process of collection. Non-accrual loans reduce FCCC's earnings because interest income is not earned on such assets. There are fifteen non-accrual loans making up the $1.2 million total non-accrual loan and lease balances at December 31, 2007 as compared to seventeen non-accrual loans making up the $7.3 million total non-accrual loan and lease balances at December 31, 2006. Included in the December 31, 2006 balance was one commercial loan of $5.9 million that was sold during 2007. FCCC Management continues to take steps to reduce non-accrual loan and lease levels and correct and control current and future credit quality issues. The Credit Administration Department assists FCCC Management in improving the components of the allowance of loans and lease losses including the provision for loan and lease losses, recoveries, and charged-off loans. The following chart represents detailed information regarding non-performing loans:

 NON-PERFORMING LOANS AND ASSETS

	December 31,
(Dollars in thousands)	2007	2006	2005	2004	2003
Past due over 90 days and still accruing	$142	$793	$—	$—	$597
Non-accrual loans and leases(1)	1,194	7,289	8,358	7,877	3,093

Total non-performing loans and leases	1,336	8,082	8,358	7,877	3,690
Other real estate owned	—	—	—	757	965

Total non-performing assets	$1,336	$8,082	$8,358	$8,634	$4,655

Interest income which would have been recorded	$321	$682	$638	$209	$348
Interest income that was received from customer	—	—	—	(27)	(46)

Total contractual interest for non-accruing loans and leases not collected	$321	$682	$638	$182	$302

Non-performing loans as a percentage of total loans and leases	0.18%	1.16%	1.26%	1.27%	0.72%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	585.10%	101.29%	97.19%	86.53%	150.16%
Non-performing assets as a percentage of total loans and leases and other real estate owned	0.18%	1.16%	1.26%	1.40%	0.91%
Allowance for loan and lease losses as a percentage of non-performing assets	585.10%	101.29%	97.19%	78.94%	119.03%

(1)
Generally FCCC places a loan in non-accrual status when principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection.

        FCCC Management believes that the allowance for loan and lease losses is adequate based on their current assessment of probable estimated losses. OREO represents residential and commercial real estate owned by FCCC following default by borrowers that has been written down to estimated realizable value (net of estimated disposal costs) based on professional appraisals. At December 31, 2007 and 2006, there were no properties held by FCCC as OREO.

        FCCC Management is not aware of any loans or leases other than those included in the foregoing tables and mentioned in this section as well as the "Asset Quality and Allowance for Loan and Lease Losses" section that would be considered potential problem loans and cause FCCC Management to have doubts as to the borrower's ability to comply with loan repayment terms.

Non-Interest Income

        Total non-interest income increased $2.6 million or 28.0%, to $11.8 million in 2007, compared to a decrease of $113 thousand or 1.2% from 2005 to 2006. The various components of non-interest income are discussed below.

        The largest component of non-interest income is Wealth Management revenue which increased $197 thousand or 5.8% to $3.6 million in 2007. This compares to an increase of $30 thousand or 0.9% from $3.4 million in 2005. The primary reason for the increases in Wealth Management revenue for 2007 and 2006 is an increase in the market value of Wealth Management assets under management. These balances increased 5.0% in 2007 from $563.0 million at December 31, 2006 to $591.3 million at December 31, 2007. Wealth Management assets under management grew 0.3% or $1.9 million in 2006 from $561.0 million.

        Service charges on deposit accounts increased $355 thousand or 17.7% to $2.4 million in 2007 compared to an increase of $53 thousand or 2.7% in 2006 from 2005. Service charges on deposit accounts consists mainly of overdraft and insufficient funds charges, combined with periodic and transaction-based service charges. The increases for 2007 and 2006 over 2006 and 2005, respectively, were primarily due to increases in charges for insufficient funds and overdraft charges.

        Gains on the sales of investment securities were $2 thousand in 2007 as compared to $79 thousand of losses in 2006 and $58 thousand of gains in 2005. The sales of investment securities throughout 2007, 2006 and 2005 were the results of normal portfolio management.

        During 2007, 2006 and 2005 FCCC had operating lease agreements with several customers. The income on these agreements increased $120 thousand or 10.4% from $1.2 million in 2006 to $1.3 million in 2007 and increased $155 thousand or 15.5% in 2006 from 2005. The increases in 2007 and 2006 are due to an increased volume in operating leases with one customer. As of December 31, 2007, FCCC is no longer funding operating leases. Instead, FCCC is acting as an agent for a third party that does fund the lease and FCCC collects an upfront fee. See the discussion of related depreciation expense in the "Non-Interest Expense" section.

        Gains and losses on the sale of fixed assets and OREO in 2007 was a $1.4 million gain as compared to a $19 thousand gain in 2006 and a $7 thousand loss in 2005. The $1.4 million gain recorded in 2007 was primarily related to the sales of facilities as discussed in the Overview section.

        Gains and fee income generated from the sales of loans during 2007 increased by $241 thousand or 62.3% from $387 thousand in 2006 to $628 thousand in 2007. This compares with a decrease of $87 thousand or 18.3% from $474 thousand in 2005. Included in the $628 thousand gain in 2007 is a $225 thousand gain recorded related to the sale of a $5.9 million loan that had been on non-accrual status. Excluding this event, gains and fees on the sale of loans increased $16 thousand or 4% from $387 thousand to $403 thousand for 2007 compared to the same period in 2006. The $87 thousand decrease from 2005 to 2006 was mainly driven by a decrease in volume. During 2006, the volume of refinancing and originations of saleable loans had substantially decreased from 2005, resulting in a lower amount of gains and fees being collected when compared to 2005. When a mortgage is sold, all unamortized fees collected are recognized as income for that period and any gain or loss based on the current market value is recorded at the time of the sale. FCCC retains the servicing on a portion of the loans sold and earns a servicing fee.

        Other non-interest income increased $175 thousand or 7.6% from $2.3 million in 2006 to $2.5 million in 2007. This compares with a decrease of $152 thousand or 6.2% from 2005. The primary components of other non-interest income over the past three years are as follows:

(Dollars in thousands)	2007	2006	2005
Electronic Banking	$1,015	$994	$873
Wealth Advisory Services	468	373	367
Other	994	935	1,214

	$2,477	$2,302	$2,454

        Other includes rental income, safe deposit box fees, merchant services income, and other commission and fee income. The lower Other Non-Interest Income in 2007 and 2006 as compared to 2005 was primarily due to a gain recorded in 2005 related to a forfeited deposit.

Non-Interest Expense

        Total non-interest expense increased $1.4 million or 4.5% from $31.2 million in 2006 to $32.6 million in 2007, compared to an increase of $596 thousand or 2.0% from 2005 to 2006. The various components of non-interest expense are discussed below.

        Employee salaries and benefits increased $1.6 million or 9.1% from $17.4 million in 2006 to $19.0 million in 2007, compared to an increase of $1.6 million or 9.8% from $15.9 million in 2005. The increase during 2007 as compared to 2006 was primarily due to a higher average employee headcount; specifically, staffing for new branches as well as new key employees in the Wealth Management Division and the Commercial Lending and Leasing areas. The increase was also due to higher employee medical insurance expense premiums. The increase in 2006 as compared to 2005 was primarily higher salary expense related to the adoption of a new performance-based incentive program in 2006 combined with higher base salaries and benefits due to higher employee head count during the year.

        Net occupancy, equipment and data processing expense decreased $207 thousand or 3.9% from $5.4 million in 2006 to $5.2 million in 2007, compared to a decrease of $246 thousand or 4.4% from $5.6 million in 2005. The lower expense in 2007 as compared to 2006 is primarily due to core systems and equipment that became fully depreciated in 2006 as well as lower building depreciation expense from the sale of facilities during 2007. The lower expense in 2006 as compared to 2005 is also due to lower depreciation on core systems and equipment that became fully depreciated in 2006.

        Depreciation on operating leases increased $69 thousand or 6.9% from $987 thousand in 2006 to $1.1 million in 2007. This compares to an increase of $118 thousand or 13.6% from $869 thousand in 2005. This depreciation expense is associated with the operating lease agreements FCCC had with several customers. The income associated with these operating leases are classified as Operating Lease Rental Income.

        Professional services expense increased $183 thousand or 9.9% from $1.8 million in 2006 to $2.0 million in 2007 compared to a decrease of $753 thousand or 29.0% from $2.6 million in 2005. The higher professional services expense in 2007 as compared with 2006 is primarily the result of higher legal and consulting fees in 2007. The higher professional services expense in 2005 as compared to 2006 was primarily due to the cost of complying with Sarbanes-Oxley legislation recorded in 2005 combined with certain consulting fees for demographic and branch site analysis, real estate management, benefit plans and management planning also recorded in 2005.

        Bank Shares Tax was $705 thousand, $726 thousand, and $549 thousand for the years 2007, 2006, and 2005, respectively. Bank Shares Tax represented 1.08%, 1.17%, and ..97% of average stockholders' equity for 2007, 2006, and 2005, respectively. The Pennsylvania Bank Shares Tax is based primarily on a six year average of FNB's stockholders' equity, and is paid on an annual basis.

        Total other non-interest expense decreased $173 thousand or 4.5% from $3.9 million to $3.7 million in 2007 compared with a decrease of $214 thousand or 5.2% from $4.1 million in 2005. The primary components of other non-interest expense over the past three years are as follows:

(Dollars in thousands)	2007	2006	2005
Telephone, Postage, and Supplies	$1,125	$1,190	$1,004
Loan and Deposit Supplies	548	504	569
Other	2,026	2,178	2,514

	$3,699	$3,872	$4,087

        Other includes director fees, travel and mileage, Wealth Management processing fees, dues and subscriptions, FDIC Deposit Insurance premiums and assessments, and other general expenses. The decrease in 2007 as compared to 2006 is primarily due to a reduction in Wealth Management processing fees as well as a $125 thousand reimbursement for prior period overbilling by FCCC's third party Wealth Management processor.

        Prior to March 31, 2006, FNB was subject to deposit insurance assessments by the FDIC's Bank Insurance Fund ("BIF"). On February 8, 2006, the President signed The Federal Deposit Insurance Reform Act of 2005, and, on February 15, 2006, the President signed into law The Federal Deposit Insurance Reform Conforming Amendments Act of 2005 (collectively, "the Reform Act"). The Reform Act provides for various changes to the FDIC's insurance program, including the merger of the BIF and the Savings Association Insurance Fund ("SAIF") into a new fund, the Deposit Insurance Fund ("DIF"), effective March 31, 2006. Prior to enactment of the Reform Act, FNB was not required to pay any FDIC assessments. To help offset the new DIF assessment, FNB received a one-time assessment credit. The assessment credit offset $416 thousand of deposit insurance premiums for 2007 and will partially offset the cost of such premiums for 2008. At December 31, 2007, $66 thousand of assessment credit remained available to offset 2008 premiums. Such increases in FDIC assessments will be an additional expense to FCCC and, thus, will affect FCCC's net income in 2008 and subsequent years.

        In accordance with the Deposit Insurance Act of 1997 an additional assessment by the Financing Corporation ("FICO") became applicable to all insured institutions as of January 1, 1998. This assessment is not tied to the FDIC risk classification. The FICO assessment rates effective for the fourth quarter 2007 and the first quarter of 2008 were 1.30 basis points per $100 of DIF assessable deposits and 1.29 basis points, respectively. FICO deposit insurance expense was $87 thousand, $88 thousand and $91 thousand for the years 2007, 2006 and 2005.

        In the fourth quarter of 2005, FCCC opened a newly designed full-service branch in the Oxford area. FCCC also opened a mini-branch in the Wellington Retirement Community in late November 2005. In April 2006, FCCC opened a new loan processing office in Phoenixville, Pennsylvania. In the fourth quarter of 2006, FCCC opened two new grocery store branches in Phoenixville and Royersford, Pennsylvania. These branches have a direct impact on all the components of non-interest expense. It is anticipated that the increases in costs will be offset over time by increases in net interest and fee income generated by business in the new marketing areas. FCCC is continuously looking for new branch opportunities and may open new branches in the future as circumstances permit. In January and February of 2008, FCCC opened two new full service branches in Downingtown and Kennett Square, Pennsylvania, respectively.

Income Taxes

        Income tax expense was $2.9 million in 2007 compared with $2.9 million in 2006 and $1.9 million in 2005, representing an effective tax rate of 27.7%, 28.2%, and 22.6%, respectively. The lower effective tax rates in 2007 as compared with 2006 and 2005 as compared to 2006 are primarily due to increases in permanent differences as a relative percentage of pretax income.

Capital Adequacy

        FCCC is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve Board for bank holding companies. FNB is also subject to similar capital requirements adopted by the OCC. Under these requirements, the regulatory agencies have set minimum thresholds for Tier I Capital, Total Capital, and Leverage ratios. At December 31, 2007, both FCCC's and FNB's capital exceeded all minimum regulatory requirements and FNB was considered "well capitalized", as defined in the regulations issued pursuant to the FDIC Improvement Act of 1994. FCCC's and FNB's Risk-Based Capital Ratios, shown below, have been computed in accordance with regulatory accounting policies.

	December 31,
				"Well Capitalized" Requirements
RISK-BASED CAPITAL RATIOS	2007	2006	2005
FCCC
Leverage Ratio	9.22%	9.34%	8.80%	N/A
Tier I Capital Ratio	10.84%	11.26%	10.94%	N/A
Total Risk-Based Capital Ratio	11.92%	12.49%	12.19%	N/A
FNB
Leverage Ratio	8.58%	8.58%	8.14%	5.00%
Tier I Capital Ratio	10.08%	10.31%	10.08%	6.00%
Total Risk-Based Capital Ratio	11.18%	11.53%	11.32%	10.00%

        FNB is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that, if they were to be implemented, would have a material effect on liquidity, capital resources or operations of FCCC.

Contractual Obligations and Other Commitments

        The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2007:

(Dollars in thousands)	Total	Less than 1 year	1–3 years	3–5 years	More Than 5 Years
Minimum Annual Rentals on non-cancelable operating leases	$9,333	$1,055	$1,820	$1,613	$4,845
Contractual maturities of time deposits	218,606	198,022	11,727	4,161	4,696
Loan commitments	193,777	193,777
Federal Home Loan Bank and other borrowings	115,384	23,816	79,143	10,159	2,266
Subordinated debt	15,465	—	—	—	15,465
Standby letter of credit	9,115	9,115	—	—	—

Total	$561,680	$425,785	$92,690	$15,933	$27,272

Branching, Technology and Capital Projects

        FCCC intends to open new branches throughout Chester County over the next several years. A new customer-focused branch design was introduced when construction was finished on the branch building in Oxford, Pennsylvania in 2005. The new "signature look" will be rolled out to new and certain current locations. Technological improvements, including enhanced security over customer information, a more proactive disaster recovery system, and an improved infrastructure to support more internet banking products are also expected in the future.

Critical Accounting Policies, Judgments and Estimates

        The accounting and reporting policies of FCCC conform with GAAP and general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires FCCC Management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

        FCCC considers that the determination of the allowance for loan and lease losses involves a higher degree of judgment and complexity than its other significant accounting policies. The balance in the allowance for loan and lease losses is determined based on FCCC Management review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including FCCC Management assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from FCCC Management estimates, additional provisions for loan and lease losses may be required that would adversely impact earnings in future periods.

        Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets are subject to FCCC Management judgment based upon available evidence that future realization is more likely than not. If FCCC Management determines that FCCC may be unable to realize all or part of the net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

Recently Issued Accounting Pronouncements

        In December 2007, the SEC released Staff Accounting Bulletin SAB 110 ("SAB 110"), "Share Based Payment." SAB 110 expresses the views of the SEC staff regarding the use of a simplified method, as discussed in SAB 107, in developing an estimate of the expected term of share options in accordance with SFAS 123R. This interpretation gives specific examples of when it may be appropriate to use the simplified method of determining the expected term. SAB 110 is effective for fiscal years beginning on or after January 1, 2008. FCCC adopted the provisions of SAB 110 on January 1, 2008. SAB 110 did not have a material impact on FCCC's consolidated financial statements.

        In December 2007, the FASB issued Statement No. 141(R) ("SFAS 141(R)"), "Business Combinations." This Statement replaces SFAS 141, "Business Combinations." This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the "purchase method") be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. While FCCC has not yet evaluated SFAS 141(R) for the impact, if any, that SFAS 141(R) will have on FCCC's consolidated financial statements, FCCC will be required to expense costs related to any acquisitions on or after January 1, 2009, rather than capitalize such costs as currently required.

        In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements." This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. FCCC has not yet determined the impact, if any, that SFAS 160 will have on FCCC's consolidated financial statements.

        In November 2007, the SEC released Staff Accounting Bulletin SAB 109 ("SAB 109"), "Written Loan Commitments Recorded at Fair Value Through Earnings." This bulletin expresses the views of the SEC staff regarding written loan commitments that are accounted for at fair value through earnings under GAAP. SAB 09 is effective for fiscal years beginning after December 31, 2007. FCCC adopted the provisions of SAB 109 on January 1, 2008. SAB 109 did not have a material impact on FCCC's consolidated financial statements.

        In March 2007, the FASB ratified Emerging Issues Task Force, or EITF, Issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007 (FCCC's fiscal year beginning January 1, 2008). FCCC adopted the provisions of EITF 06-11 on January 1, 2008. EITF 06-11 did not have a material impact on FCCC's consolidated financial statements.

        In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The statement defines items eligible for the measurement option. A business entity shall report in earnings unrealized gains and losses on items for which the fair value option has been elected at each subsequent reporting date. FCCC adopted the provisions of SFAS No. 159 on January 1, 2008. SFAS 159 did not have a material impact on FCCC's consolidated financial statements.

        In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), "Fair Value Measurements." This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS No. 157 are effective as of the beginning of FCCC's 2008 fiscal year. FCCC adopted the provisions of SFAS No. 157 on January 1, 2008. SFAS 157 did not have a material impact on FCCC's consolidated financial statements.

Year Ended December 31, 2006 Versus Year Ended December 31, 2005

Overview

        Net income for the year ended December 31, 2006 was $7.3 million, an increase of $824 thousand or 12.7% from $6.5 million in 2005. Basic earnings per share in 2006 was $1.42, an increase of 10.9% from 2005 earnings per share of $1.28. Return on average equity in 2006 increased to 11.85%, compared with 11.48% in 2005. Return on average assets increased to 0.86% in 2006 from 0.79% in 2005.

        During 2006, total assets increased 3.1% to $872.1 million; loans and leases grew 4.5% to $694.3 million; and deposits grew 4.1% to $724.7 million. Deposit growth during 2006 is attributed to an expanded branch network and an aggressive marketing campaign designed to generate additional deposit relationships. Loan growth in 2006 reflects FNB's focus on growing quality loan relationships.

        Earnings in 2006 were driven primarily by increases in net interest income, which increased $1.1 million or 3.7% from 2005 to 2006, and a decrease in the provision for possible loan and lease losses. The provision decreased $1.4 million from 2005 to 2006. These improvements were partially offset by a $1.0 million increase in income tax expense from 2005 to 2006.

        The increase in net interest income was primarily driven by an increase in interest income, partially offset by an increase in interest expense. During the year ended December 31, 2006, interest income benefited from a 4.5% growth in the loan portfolio and from increases in interest rates. The increase in interest expense was primarily attributable to a 5.3% growth in average interest-bearing deposits combined with an overall rise in the cost of funds.

        The reduced provision is a direct reflection of improved asset quality. Non-accrual loans decreased by $1.1 million from December 31, 2005 to December 31, 2006. Non-accrual loans as a percentage of gross loans and leases was 1.05% at December 31, 2006, compared to 1.26% at December 31, 2005. The allowance for loan and lease losses as a percentage of gross loans and leases at December 31, 2006 was 1.18% compared to 1.22% at December 31, 2005. There can be no assurance that FCCC's asset quality will remain at these levels or that additional provision for possible loan and lease losses will not be necessary in the future.

        Additional performance measures are included in the following table:

PERFORMANCE RATIOS	2006	2005	2004
Return on Average Assets	0.86%	0.79%	0.81%
Return on Average Equity	11.85%	11.48%	11.59%
Dividend Payout Ratio	37.98%	40.93%	41.05%

Net Interest Income

        Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income, on a tax equivalent basis, increased 3.4% or $1.1 million from $31.5 million in 2005 to $32.6 million in 2006, compared to a 4.4% increase or $1.3 million from 2004 to 2005.

        The increase in tax equivalent net interest income for 2006 was largely the result of an increase in interest-earning assets that was higher than the increase in interest-bearing liabilities. The average interest-earning asset growth during 2006 was approximately $33.4 million while average interest-bearing liabilities increased by $23.9 million. Partially offsetting the increase in interest income generated from this growth in 2006 was a larger increase in the average rate paid on interest-bearing liabilities, which increased 90 basis points, than the average yield earned on interest-earning assets, which increased by 69 basis points. Basis points, with regards to interest rate, are defined as one one-hundredth of a percentage point.

        The increase in tax equivalent net interest income for 2005 was largely the result of an increase in interest-earning assets that was higher than the increase in interest-bearing liabilities. Average interest-earning assets growth was $64.8 million while average interest-bearing liabilities increased by $59.0 million. Partially offsetting the increase in net interest income generated from this growth in 2005 was a larger increase in the average rate paid on interest-bearing liabilities, which increased 76 basis points, than the average yield earned on interest-earning assets, which increased by 46 basis points.

        Net yields on interest-earning assets, on a tax equivalent basis, were 3.99% and 4.03% for 2006 and 2005, respectively.

        Average interest-earning assets for 2006 was $816.9 million, an increase of $33.4 million or 4.3% when compared to 2005. In 2005, average interest-earning assets were $783.4 million, an increase of $64.8 million or 9.0% compared to 2004. The increase in average interest-earning assets for 2006 was primarily due to a $29.5 million or 4.5% increase in average loans outstanding combined with a $19.2 million or 91.2% increase in federal funds sold and other overnight investments. These increases were partially offset by a $15.0 million or 13.5% decrease in investment securities. The increase in average interest-earning assets for 2005 was the primarily due to a $83.2 million or 14.7% increase in average loans outstanding combined with a $5.2 million or 32.7% increase in federal funds sold and other overnight investments. These increases were partially offset by a $23.4 million or 17.4% decrease in investment securities.

        In 2006, average interest-bearing liabilities increased $23.9 million or 3.7% to $663.0 million when compared to $639.1 million in 2005. In 2005, average interest-bearing liabilities increased $59.0 million or 10.2% from $580.1 million in 2004. The increase in 2006 was due to a 5.3% or $29.3 million increase in average interest-bearing deposits partially offset by a 7.7% or $5.4 million decrease in Federal Home Loan Bank ("FHLB") advances and other borrowings. The increase in 2005 was due to a 10.1% or $51.0 million increase in the average interest-bearing deposits combined with a 13.0% or $8.0 million increase in FHLB advances and other borrowings.

 CONSOLIDATED AVERAGE BALANCE SHEET AND TAX EQUIVALENT INCOME/EXPENSES
AND RATES FOR THE YEAR ENDED DECEMBER 31,

	2006			2005			2004
(Dollars in thousands)	Daily Average Balance	Interest	Rate%	Daily Average Balance	Interest	Rate%	Daily Average Balance	Interest	Rate%
ASSETS
Federal funds sold and interest bearing deposits in banks	$40,535	2,061	5.08	$21,645	$761	3.57	$16,561	$249	1.53
Investment securities
Taxable	81,608	3,955	4.85	92,772	3,923	4.23	110,056	4,504	4.09
Tax-exempt(1)	14,256	576	4.04	18,079	754	4.17	24,209	1,086	4.49

Total investment securities	95,864	4,531	4.73	110,851	4,677	4.22	134,265	5,590	4.16

Loans and leases(2)
Taxable	666,239	45,169	6.78	636,592	38,807	6.10	557,808	31,656	5.68
Tax-exempt(1)	14,235	895	6.29	14,346	877	6.11	9,947	590	5.93

Total loans	680,474	46,064	6.77	650,938	39,684	6.10	567,755	32,246	5.68

Total interest-earning assets	816,873	52,656	6.45	783,434	45,122	5.76	718,581	38,085	5.30
Non-interest-earning assets
Allowance for possible loan and lease losses	(8,388)			(7,930)			(6,526)
Cash and due from banks	24,791			27,187			24,029
Other assets	23,937			23,262			23,284

Total assets	$857,213			$825,953			$759,368

LIABILITIES AND STOCKHOLDERS' EQUITY
Savings, NOW, and money market deposits	$368,754	$7,389	2.00	$386,668	$4,712	1.22	$391,057	$2,604	0.67
Certificates of deposit and other time	214,425	8,848	4.13	167,195	5,297	3.17	111,838	2,700	2.41

Total interest-bearing deposits	583,179	16,237	2.78	553,863	10,009	1.81	502,895	5,304	1.05
Subordinated debt	15,465	1,304	8..43	15,465	1,015	6.56	15,465	728	4.71
Federal Home Loan Bank advances and other borrowings	64,347	2,496	3.88	69,736	2,555	3.66	61,707	1,831	2.97

Total interest-bearing liabilities	662,991	20,037	3.02	639,064	13,579	2.12	580,067	7,863	1.36
Non-interest-bearing liabilities
Non-interest-bearing demand deposits	126,461			124,684			121,664
Other liabilities	5,857			5,514			4,468

Total liabilities	795,309			769,262			706,199
Stockholders' equity	61,904			56,691			53,169

Total liabilities and stock-holders' Equity	$857,213			$825,953			$759,368

Net interest income		$32,619			$31,543			$30,222

Net yield on interest-earning assets			3.99			4.03			4.21

(1)
The indicated income and annual rate are presented on a tax equivalent basis using the federal marginal rate of 34%, adjusted for the TEFRA 20% penalty for 2006, 2005, and 2004.

(2)
Non accruing loans are included in the average balance.

 RATE VOLUME ANALYSIS

	Increase (decrease) in net interest income due to:
	2006 Compared to 2005			2005 Compared to 2004
(Dollars in thousands)	Volume(1)	Rate(1)	Total	Volume(1)	Rate(1)	Total
INTEREST INCOME
Federal funds sold and interest bearing deposits in banks	$681	$619	$1,300	$78	$434	512
Investment securities
Taxable	(472)	504	32	(707)	126	(581)
Tax-exempt(2)	(159)	(19)	(178)	(302)	(30)	(332)

Total investment securities	(631)	485	(146)	(1,009)	96	(913)
Loans
Taxable	1,808	4,554	6,362	4,475	2,676	7,151
Tax-exempt(2)	(7)	25	18	240	47	287

Total loans(3)	1,801	4,579	6,380	4,715	2,723	7,438

Total interest income	1,851	5,683	7,534	3,784	3,253	7,037

INTEREST EXPENSE
Savings, NOW and money market deposits	(218)	2,895	2,677	(29)	2,137	2,108
Certificates of deposits and other time	1,497	2,054	3,551	1,334	1,263	2,597

Total interest bearing deposits	1,279	4,949	6,228	1,305	3,400	4,705
Subordinated debt	0	289	289	0	287	287
Federal Home Loan Bank advances and other borrowings	(197)	138	(59)	238	485	723

Total Interest expense	1,082	5,376	6,458	1,543	4,172	$5,715

Net Interest income	$769	$307	$1,076	$2,241	$(919)	$1,322

NOTES:

(1)
The changes in interest due to both rate and volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2)
The indicated changes are presented on a tax equivalent basis.

(3)
Non-accruing loans have been used in the daily average balances to determine changes in interest due to volume. Loan fees included in the interest income computation are not material.

Interest Income on Federal Funds Sold and Deposits in Banks

        Interest income on federal funds sold and deposits in banks increased 170.8% to $2.1 million from $761 thousand in 2005. This follows an increase of 205.6% or $512 thousand from 2004 to 2005. The increase in interest income on these balances in 2006 and 2005 were partially due to increases in the average federal fund balances and overnight investments, and interest-bearing deposits at other banks. In 2006, these balances increased $18.9 million or 87.3% from $21.6 million to $40.5 million. In 2005, these balances increased $5.0 million or 30.5% from $16.6 million to $21.6 million. The increases in interest on federal funds sold and deposits in banks for 2006 and 2005 are also the result of market increases in the rates earned on these funds. The yield earned on federal funds sold and deposits in banks in 2006 was 5.08%, compared to 3.57% and 1.53% in 2005 and 2004, respectively. The strategy to increase federal funds sold was intended to improve liquidity while at the same time remain in short-term funds during the rising rate environment. Also, the yield on overnight federal funds, given the flat yield curve, was very competitive with alternative short term investment securities.

Interest Income on Investment Securities

        On a tax equivalent basis, interest income on investment securities decreased $146 thousand or 3.1% from $4.7 million in 2005 to $4.5 million in 2006, compared to a $913 thousand or 16.3% decrease from 2004 to 2005. The decrease in investment interest income in 2006 was the direct result of a 13.5% or $15.0 million decrease in average investment securities, which was partially offset by an increase in the yield on these assets of 51 basis points from 4.22% in 2005 to 4.73% in 2006. From 2004 to 2005, the decrease in interest income on investment securities was the direct result of a 17.4% or $23.4 million decrease in average investment securities, which was partially offset by an increase in the yield on these assets of 6 basis points from 4.16% in 2004 to 4.22% in 2005. The decrease in average investment securities for the years ended, December 31, 2006 and 2005 resulted from an increase in the amount of liquidity needed to provide for loan growth combined with management's decision to invest in fed funds sold and deposits in banks, given the rising interest rate environment and the relatively flat yield curve.

INVESTMENT SECURITIES AT DECEMBER 31,

	2006		2005		2004
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Held-to-Maturity
State and municipal	$5	$5	$10	$10	$10	$11
Available-for-Sale
U.S. Treasury	$1,000	$998	$2,504	$2,476	$27,503	$27,514
U.S. Government agency	3,371	3,354	1,040	1,018	1,058	1,049
Mortgage-backed securities	56,439	55,052	57,456	56,020	65,830	65,685
State and municipal	9,906	9,602	15,672	15,160	24,797	24,713
Corporate securities	11,461	10,874	13,655	13,086	13,756	13,863
Asset-backed securities	—	—	117	116	377	376
Mutual Funds	—	—	796	788	863	797
Other equity securities	8,764	8,829	8,758	$8,414	5,951	6,022

	90,941	88,709	99,998	97,078	140,135	140,019

	$90,946	$88,714	$100,008	$97,088	$140,145	$140,030

 INVESTMENT SECURITIES YIELD BY MATURITY AT DECEMBER 31, 2006

(Dollars in thousands)	Due Within 1 year	Due 1 year Through 5 years	Due over 5 years Through 10 years	Due Over 10 years	Total
Held-to-Maturity
State and municipal(2)	$—	$5	$—	$—	$5
Available-for-Sale
U.S. Treasury	1,000	—	—	—	1,000
U.S. Government agency	—	—	—	3,371	3,371
Mortgage-backed securities(1)	5,000	8,856	3,174	39,409	56,439
State and municipal(2)	590	8.937	380	—	9,906
Corporate securities	—	6,268	4,045	1,147	11,461
Asset-backed securities(1)	—	—	—	—	—
Mutual Funds	—	—	—	—	—
Other equity securities(3)	—	—	—	8,764	8,764

	6,590	24,061	7,599	52,691	90,941

Total Investment securities	$6,590	$24,066	$7,599	$52,691	$90,946

Weighted average yield	4.19%	4.17%	4.70%	9.69%	7.42%

NOTES:

(1)
Mortgage-backed and Asset-backed securities are included in the above table based on their contractual maturity.

(2)
The yield on tax-exempt obligations has been computed on a tax equivalent basis using the Federal marginal rate of 34% adjusted for the 20% interest expense disallowance.

(3)
Other equity securities having no stated maturity have been included in "Due over 10 years".

Interest Income on Loans and Leases

        During 2006, interest income on loans and leases, on a tax equivalent basis, increased by $6.4 million or 16.1% from 2005. This increase was partially due to an increase in average loan balances of $29.5 million or 4.5% from $650.9 million in 2005 to $680.5 million in 2006. The increase in interest income on loans and leases was also due to market rate increases in 2006 as compared to 2005. The average tax adjusted yield earned on loans and leases during 2006 was 6.77% and increase of 67 basis points or 11.0% from 6.10% in 2005. During 2005, interest income on loans and leases, on a tax equivalent basis, increased by $7.4 million or 23.1% from 2004. This increase resulted from an increase in average loan balances of $83.2 million or 14.7% from $567.8 million in 2004 to $650.9 million in 2005. The yields on interest-earning assets also contributed to the 2005 increase in the tax adjusted interest income on loans and leases. The yield increased to 6.10% in 2005, up from 5.68% in 2004. The yield increases for 2006 and 2005 are a direct result of market rate increases and increases in the Federal Reserve Rates over the course of 2006 and 2005.

 LOAN PORTFOLIO BY TYPE AT DECEMBER

(Dollars in thousands)	2006	2005	2004	2003	2002
Commercial loans	$243,651	$218,365	$187,903	$142,144	$122,005
Real estate—construction	41,287	49,095	59,093	56,340	47,601
Real estate—other	287,998	266,067	243,490	202,898	175,846
Consumer loans(1)	108,700	112,993	101,157	77,113	62,646
Lease financing receivables	12,707	17,756	26,362	32,754	39,584

Total gross loans and leases	$694,343	$664,276	$618,005	$511,249	$447,682
Allowance for possible loan and lease losses	$(8,186)	$(8,123)	$(6,816)	$(5,541)	$(5,887)

Total net loans(2)	$686,157	$656,153	$611,189	$505,708	$441,795

NOTES:

(1)
Consumer loans include open-end home equity lines of credit and credit card receivables. (As of February 21, 2003, the $2.7 million credit card portfolio was sold).

(2)
At December 31, 2006 there were no concentrations of loans exceeding 10% of total loans which is not otherwise disclosed as a category of loans in the above table.

MATURITIES AND RATE SENSITIVITY OF LOANS DUE TO CHANGES IN INTEREST RATES AT DECEMBER 31, 2006(1)

(Dollars in thousands)	Maturing Within 1 Year(2)	Maturing After 1 Year And Within 5 Years	Maturing After 5 Years	Total
Commercial loans	$26,981	$60,286	$156,384	$243,651
Real Estate—construction	23,495	14,000	3,792	41,287

Total	$50,476	$74,286	$160,176	$284,938

Loans maturing after 1 year with:
Fixed interest rates
Commercial Loans		$35,785	$7,820
Commercial real estate—construction		840	782
Variable interest rates
Commercial Loans		24,501	148,564
Commercial Real Estate—construction		13,160	3,010

Total		$74,286	$160,176

NOTES:

(1)
Determination of maturities included in the loan maturity table are based upon contract terms. In situations where a "rollover" is appropriate, FCCC's policy in this regard is to evaluate the credit for collectability consistent with the normal loan evaluation process. This policy is used primarily in evaluating ongoing customer's use of their lines of credit with FNB that are at floating interest rates.

(2)
Demand loans and overdrafts are reported maturing "Within 1 Year". Most construction real estate loans are reported maturing "Within 1 Year" because of their short term maturity or index to FNB's prime rate. An immaterial amount of loans has no stated schedule of repayments.

Interest Expense on Deposit Accounts

        Interest expense on deposit accounts increased 62.2% or $6.2 million from $10.0 million in 2005 to $16.2 million in 2006. Increases in both the interest-bearing balances and the overall cost of these deposits contributed to this change. Average interest-bearing balances increased from $553.9 million in 2005 to $583.2 million in 2006, an increase of $29.3 million or 5.3%. The cost of these deposits increased from 1.81% in 2005 to 2.78% in 2006. Interest expense on deposit accounts increased 88.7% from $5.3 million in 2004 to $10.0 million in 2005. The increase in interest-bearing balances and an increase in the cost of these deposits contributed to this change. Average interest-bearing balances increased from $502.9 million in 2004 to $553.9 million in 2005, an increase of $51.0 million or 10.1%. The cost of these deposits increased from 1.05% in 2004 to 1.81% in 2005.

        Throughout 2005 and during the first half of 2006, FNB increased rates paid on its interest bearing deposits in response to the increases in Federal Reserve rates and the increase in competitive pressures in FNB's marketplace. These pressures are expected to continue in 2007 and FNB will continue to respond with necessary rate increases to support FNB's asset growth throughout 2007.

DEPOSIT ANALYSIS

	2006		2005		2004
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
NOW	$134,076	1.76%	$145,201	1.04%	$129,569	0.51%
Money Market	80,009	3.84%	34,967	1.81%	26,255	0.51%
Statement Savings	49,699	0.80%	60,570	0.75%	65,682	0.56%
Other Savings	636	0.56%	1,230	0.57%	1,371	0.51%
Tiered Savings	104,334	1.49%	144,700	1.46%	168,180	0.86%

Total NOW, Savings, and money market	368,754	2.00%	386,668	1.22%	391,057	0.67%
CD's Less than $100,000	169,630	4.16%	110,407	3.08%	85,872	2.46%
CD's Greater than $100,000	44,795	3.99%	56,788	3.34%	25,966	2.28%

Total CDs	214,425	4.13%	167,195	3.17%	111,838	2.41%
Total interest-bearing deposits	583,179		553,863		502,895
Non-Interest-Bearing Demand Deposits	126,461	—	124,684	—	121,664	—

	$709,640		$678,547		$624,559

MATURITIES OF CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS, $100,000 OR MORE, AT DECEMBER 31, 2006

(Dollars in thousands)	Due Within 3 Months	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Due Over 12 Months	Total
Certificates of Deposit $100,000 or more	$6,083	$33,603	$1,776	$2,363	$43,825

Asset Quality and Allowance for Loan and Lease Losses

        During 2006, FCCC recorded a $3 thousand provision for loan and lease losses, compared to $1.4 million in 2005 and $1.2 million in 2004. Net recoveries in 2006 were $186 thousand, compared to $46 thousand of net charge-offs in 2005 and $185 thousand of net recoveries in 2004. The reduced provision in 2006 as compared to 2005 is a direct result of improved asset quality as reflected by a

$1.1 million reduction in non-accrual loans from December 31, 2005. In addition, non-accrual loans as a percentage of gross loans and leases was 1.05% at December 31, 2006, compared to 1.26% at December 31, 2005 and the allowance for loan and lease losses as a percentage of gross loans and leases at December 31, 2006 was 1.18% compared to 1.22% at December 31, 2005. The increased provision in 2005 as compared to 2004 was due to an increase in the allowance to provide for potential loan write-downs and charge-offs. FCCC Management believes that the allowance for loan and lease losses is adequate based on its current assessment of probable and estimated losses. There can be no assurance that FCCC's asset quality will remain at these levels or that additional provision for possible loan and lease losses will not be necessary in the future.

        The allowance for loan and lease losses is an amount that FCCC Management believes will be adequate to absorb loan and lease losses on existing loans and leases that may become uncollectible based on FCCC Management evaluations of the collectability of loans and leases. These evaluations take into consideration such factors as changes in the nature and volume of the loan and lease portfolio, overall portfolio quality, adequacy of collateral, review of specific problem loans and leases, and current economic conditions that may affect the borrower's ability to pay.

        FCCC Management evaluates the adequacy of the allowance on a quarterly basis to ensure the provision for loan and lease losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based on FCCC Management assessment of probable estimated losses. FNB's methodology for assessing the appropriateness of the allowance for loan and lease losses consists of several key elements. These elements include a specific allowance for loan and lease classified list loans and an allowance based on historical trends. FCCC consistently applies the following comprehensive methodology.

        The allowance for loan and lease losses addresses those loans and leases maintained on FNB's loan and lease classified list, which are assigned a rating of substandard, doubtful, or loss. Substandard loans and leases are those with a well-defined weakness, which jeopardizes the repayment of the debt. A loan or lease may be classified as substandard as a result of impairment of the borrower's financial condition and repayment capacity. Loans and leases for which repayment plans have not been met or collateral equity margins do not protect FNB may also be classified as substandard. Doubtful loans and leases have the characteristics of substandard loans and leases with the added characteristic that collection or liquidation in full, on the basis of presently existing facts and conditions, is highly improbable. Although the possibility of loss is extremely high for doubtful loans and leases, the classification of loss is deferred until pending factors, which might improve the loan or lease, have been determined. Loans and leases rated as doubtful in whole or in part are placed on non-accrual status. Loans and leases, which are classified as loss, are considered uncollectible and are charged to the allowance for loan and lease losses.

        Loans and leases on the loan and lease classified list may also be impaired loans, which are defined as non-accrual loans and leases or troubled debt restructurings, which are not in compliance with the restructured terms. Each of the classified loans and leases on the watch list is individually analyzed to determine the level of the potential loss under the current circumstances. The specific reserve established for these criticized by FCCC Management and impaired loans and leases is based on careful analysis of the loan's and lease's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor. The allowance for classified list loans and leases is equal to the total amount of potential unconfirmed losses for the individual classified loans and leases on the classified list. Classified loans and leases are managed and monitored by FCCC Management.

        The allowance is based on historical trends and uses charge-off experience of FNB to estimate potential unconfirmed losses in the balances of the loan and lease portfolios. The historical loss experience percentage is based on the charge-off history. Historical loss experience percentages are applied to all non-classified loans and leases to obtain the portion of the allowance for loan and lease losses which is based on historical trends. Before applying the historical loss experience percentages, loan and lease balances are reduced by amounts of government agency guarantees. Installment loan balances are also adjusted for unearned discounts.

        FNB also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions, which may cause a potential loan and lease loss but are not specifically identifiable. FCCC Management believes that it is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan and lease losses may be, the analysis produces only estimates which, by definition, lack precision.

        Since all identified losses are immediately charged off, no portion of the allowance for loan and lease losses is restricted to any individual loan or groups of loans, or lease or groups of leases, and the entire allowance is available to absorb any and all loan and lease losses.

        The following tables present information regarding FCCC's total allowance for loan and lease losses as well as the allocation of such amounts to the various categories of loans at the dates indicated:

	December 31,
(Dollars in thousands)	2006	2005	2004	2003	2002
Commercial loans and leases	$6,505	$5,992	$4,320	$3,552	$4,296
Residential real estate	355	361	276	199	105
Consumer loans	1,148	1,758	1,502	1,187	1,403
Unallocated	178	12	718	603	83

Total allowance for loan and lease losses	$8,186	$8,123	$6,816	$5,541	$5,887

 PERCENTAGE OF ALLOWANCE IN EACH CATEGORY TO TOTAL ALLOWANCE

	December 31,
	2006	2005	2004	2003	2002
Commercial loans and leases	37%	36%	34%	34%	36%
Residential real estate	47%	47%	50%	51%	50%
Consumer loans	16%	17%	16%	15%	14%
Unallocated	—	—	—	—	—

Total allowance for loan and lease losses	100%	100%	100%	100%	100%

 ANALYSIS OF CHANGES IN THE ALLOWANCE FOR LOAN AND LEASE LOSSES

	December 31
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Balance at beginning of year	$8,123	$6,816	$5,541	$5,887	$5,995
Provision charged to operating expense	3	1,382	1,164	2,519	2,231
Recovers of loans previously charged off Commercial loans	291	178	955	175	274
Real estate—mortgages	6	196	31	9	—
Consumer loans	13	12	28	28	51
Lease financing receivables	49	51	81	2	—

Total recoveries	359	437	1,095	214	325

Loan charge-offs Commercial loans	(32)	(59)	(261)	(1,045)	(841)
Real Estate—mortgages	(51)	(245)	(294)	(545)	(1,265)
Consumer loans	(72)	(82)	(121)	(261)	(216)
Lease financing receivables	(18)	(97)	(234)	(1,248)	(348)

Total charge-offs	(173)	(483)	(910)	(3,099)	(2,670)

Net loan (charge-offs) recoveries	186	(46)	185	(2,885)	(2,345)
Allowance other adjustment(1)	(126)	(29)	(74)	20	6

Balance at end of year	$8,186	$8,123	$6,816	$5,541	$5,887

Year-end loans outstanding	$694,343	$664,276	$618,005	$511,249	$447,682

Average loans outstanding	$680,474	$650,938	$567,755	$470,413	$442,613

Allowance for possible loan losses as a percentage of year-end loans outstanding	1.18%	1.22%	1.10%	1.08%	1.31%
Ratio of net (charge-offs) recoveries to average loans outstanding	(0.03)%	0.01%	(0.03)%	0.61%	0.53%

(1)
The Allowance other adjustment represents the reclassification of an allowance for possible losses on unfunded loans and unused lines of credit. These loans and lines of credit, although unfunded, have been committed to by FNB.

        Non-performing loans and leases include those on non-accrual status and loans past due 90 days or more and still accruing. FCCC's policy is to write down all non-performing loans to net realizable value based on updated appraisals. Non-performing loans are generally collateralized and are in the process of collection. Non-performing loans reduce FCCC's earnings because interest income is not earned on such assets. There were seventeen non-accrual loans making up the $7.3 million total non-accrual loans and leases balance at December 31, 2006 of which, there was one commercial loan of $5.9 million. This loan was sold in 2007. The following chart represents detailed information regarding non-performing loans:

NON-PERFORMING LOANS AND ASSETS

	December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Past due over 90 days and still accruing	$793	$—	$—	$597	$321
Non-accrual loans and leases(1)	7,289	8,358	7,877	3,093	5,216

Total non-performing loans and leases	8,082	8,358	7,877	3,690	5,537
Other real estate owned ("OREO")	—	—	757	965	368

Total non-performing assets	$8,082	$8,358	$8,634	$4,655	$5,905

Interest income which would have been recorded	$682	$638	$209	$348	$448
Interest income that was received from customer	—	—	(27)	(46)	(234)

Total contractual interest for non-accruing loans and leases not collected	$682	$638	$182	$302	$214

Non-performing loans as a percentage of total loans and leases	1.16%	1.26%	1.27%	0.72%	1.24%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	101.29%	97.19%	86.53%	150.16%	106.32%
Non-performing assets as a percentage of total loans and leases and other real estate owned	1.16%	1.26%	1.40%	0.91%	1.32%
Allowance for loan and lease losses as a percentage of non-performing assets	101.29%	97.19%	78.94%	119.03%	99.70%

(1)
Generally FCCC places a loan in non-accrual status when principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection.

        FCCC Management believes that the allowance for loan and lease losses is adequate based on its current assessment of probable estimated losses. OREO represents residential and commercial real estate owned by FCCC following default by borrowers that has been written down to estimated realizable value (net of estimated disposal costs) based on professional appraisals.

        FCCC Management is not aware of any loans or leases other than those included in these tables and mentioned in this section as well as the "Asset Quality and Allowance for Loan and Lease Losses" section that would be considered potential problem loans and cause FCCC Management to have doubts as to the borrower's ability to comply with loan repayment terms.

        At December 31, 2006 and 2005, there were no properties held by FCCC as OREO.

  Non-Interest Income

        Total non-interest income decreased $113 thousand or 1.2%, to $9.2 million in 2006, compared to an increase of $12 thousand or 0.1% from 2004 to 2005. The various components of non-interest income are discussed below.

        The largest component of non-interest income is Wealth Management revenue which increased $30 thousand or 0.9% to $3.4 million in 2006. This compares to a decrease of $93 thousand or 2.7% from $3.5 million in 2004. The market value of Wealth Management assets under management and custody increased 0.3% from $561.0 million at December 31, 2005 to $563.0 million at December 31, 2006. Wealth Management assets under management and custody grew 1.0% or $5.4 million in 2005.

        Service charges on deposit accounts increased $53 thousand or 2.7% to $2.0 million in 2006 compared to a decrease of $161 thousand or 7.6% in 2005 from 2004. To remain competitive and increase the core deposit base, FCCC introduced a "Free Checking" product during the first quarter of 2005 which contributed to the decrease in service charges in 2005 from 2004. During 2006, checking account fees continued to decrease. This decrease was offset by an increase in overdraft protection fees. The effect of introducing a "Free Checking" product will continue to impact this component of non-interest income in the future as certain existing accounts, on which service charges are currently collected, may move to this new product.

        Gains and losses on the sale of investment securities was a loss of $79 thousand in 2006 as compared to a $58 thousand gain in 2005 and a $70 thousand gain in 2004. The gains realized on the sales of investment securities throughout 2006, 2005 and 2004 are the results of normal portfolio management.

        During 2005 and 2006, FCCC had operating lease agreements with several customers. The income on these agreements is classified as "Rental Income". Rental Income on operating lease agreements increased $155 thousand or 15.5% from $998 thousand in 2005 to $1.2 million in 2006. Rental income on operating lease agreements increased $170 thousand or 20.5% in 2005. The increases in 2006 and 2005 are due to an increased volume in operating leases with one customer. See the discussion of related depreciation expense in the "Non-Interest Expense" section.

        Gains and losses on the sale of fixed assets and OREO in 2006 was a $19 thousand gain as compared to a $6 thousand loss in 2005 and a $145 thousand gain in 2004. The gain in 2004 of was related to foreclosed property that was sold at a higher value than FCCC had anticipated.

        Gains and fee income generated in the sales of residential mortgage loans during 2006 decreased by $115 thousand or 24.3% from $474 thousand in 2005 to $359 thousand in 2006. This compares with an increase of $97 thousand from $377 thousand in 2004. During 2006, the volume of refinancing and originations of saleable loans had substantially decreased from 2005, resulting in a lower amount of gains and fees being collected when compared to 2005. During 2005 this activity was strong and resulted in a substantial amount of gains and fee income when compared to 2004. When a mortgage is sold, all unamortized fees collected are recognized as income for that period and any gain or loss based on the current market value is recorded at the time of the sale. FCCC retains the servicing on a portion of the loans sold and earns a servicing fee.

        Other non-interest income decreased $124 thousand or 5.1% from $2.5 million in 2005 to $2.3 million in 2006. This compares with an increase of $162 thousand or 7.1% from 2004. The primary components of other non-interest income over the past three years are as follows:

	2006	2005	2004
Electronic Banking	$994	$873	$823
Wealth Advisory Services	373	367	268
Other	963	1,214	1,201

	$2,330	$2,454	$2,292

        Other includes rental income, safe deposit box fees, merchant services income, and other commission and fee income. The decrease in this component of Other Non-Interest Income in 2006 as compared to 2005 was primarily due to a gain recorded in 2005 related to a forfeited deposit.

  Non-Interest Expense

        Total non-interest expense increased $596 thousand or 2.0% from $30.6 million in 2005 to $31.2 million in 2006, compared to an increase of $1.3 million or 4.6% from 2004 to 2005. The various components of non-interest expense changes are discussed below.

        Employee salaries and benefits increased $1.6 million or 9.8% from $15.9 million in 2005 to $17.4 million in 2006, compared to an increase of $66 thousand or 0.4% from $15.8 million in 2004. The increase during 2006 as compared to 2005 was primarily caused by higher salary expense related to the adoption of a new performance-based incentive program in 2006 combined with higher base salaries and benefits due to a higher employee head count during the year.

        Net occupancy, equipment and data processing expense decreased $246 thousand or 4.4% from $5.6 million in 2005 to $5.4 million in 2006, compared to an increase of $244 thousand or 4.6% from $5.4 million in 2004. The lower expense in 2006 as compared to 2005 is primarily due to lower depreciation on core systems and equipment that became fully depreciated in 2006. The increase in net occupancy, equipment and data processing expense in 2005 as compared to 2004 was primarily due to higher depreciation and related costs on core system equipment that was purchased in the first quarter of 2005.

        Depreciation on operating leases increased $118 thousand or 13.6% from $869 thousand in 2005 to $987 thousand in 2006. This compares to an increase of $129 thousand or 17.4% from $740 thousand in 2004. This depreciation expense is associated with the operating lease agreements FCCC had with several customers. The income associated with this operating lease is classified as Rental Income.

        Professional services expense decreased $753 thousand or 28.9% from $2.6 million in 2005 to $1.8 million in 2006 compared to an increase of $853 thousand or 48.8% from $1.7 million in 2004. The higher professional services expense in 2005 as compared to 2006 and 2004 are primarily due to the cost of complying with Sarbanes-Oxley legislation recorded in 2005 combined with certain consulting fees for demographic and branch site analysis, real estate management, benefit plans and management planning also recorded in 2005.

        Bank Shares Tax was $726 thousand, $549 thousand, and $517 thousand for the years 2006, 2005, and 2004, respectively. Bank Shares Tax represented 1.02%, 1.00%, and 1.00% of average stockholders' equity for 2006, 2005, and 2004, respectively. The Pennsylvania Bank Shares Tax is based primarily on FNB's stockholders' equity, and is paid on an annual basis.

        Total other non-interest expense decreased $251 thousand or 5.0% from $5.1 million to $4.8 million in 2006 compared with an increase of $20 thousand or .4% from $5.0 million in 2004. The primary components of other non-interest expense over the past three years are as follows:

	2006	2005	2004
Telephone, Postage, and Supplies	$1,190	$1,004	$1,084
Marketing and Corporate Communications	1,000	1,094	1,168
Loan and Deposit Supplies	504	569	629
Other	2,107	2,385	2,151

	$4,801	$5,052	$5,032

        Other includes director fees, travel and mileage, Wealth Management processing fees, dues and subscriptions, FDIC Deposit Insurance premiums and assessments, and other general expenses.

        Prior to March 31, 2006, FNB was subject to deposit insurance assessments by the FDIC's Bank Insurance Fund ("BIF"). On February 8, 2006, the President signed The Federal Deposit Insurance Reform Act of 2005, and, on February 15, 2006, the President signed into law The Federal Deposit Insurance Reform Conforming Amendments Act of 2005 (collectively, the Reform Act). The Reform Act provides for various changes to the FDIC's insurance program, including the merger of the BIF and the Savings Association Insurance Fund ("SAIF") into a new fund, the Deposit Insurance Fund ("DIF"), effective March 31, 2006. Prior to enactment of the Reform Act, FNB was not required to pay any FDIC assessments. To help offset the new DIF assessment, FNB expects to receive a one-time assessment credit. The assessment credit is presently expected to offset the cost of the deposit insurance premiums for 2007 and may partially offset the cost of such premiums for 2008. Such increases in FDIC assessments will be an additional expense to FCCC and, thus, will affect FCCC's net income in future years.

        In accordance with the Deposit Insurance Act of 1997, an additional assessment by the Financing Corporation ("FICO") became applicable to all insured institutions as of January 1, 1998. This assessment is not tied to the FDIC risk classification. The FICO assessment rates effective for the fourth quarter 2006 and the first quarter of 2007 were 1.24 basis points per $100 of DIF assessable deposits and 1.22 basis points, respectively. FICO deposit insurance expense was $88 thousand, $91 thousand and $86 thousand for the years 2006, 2005 and 2004.

        In the fourth quarter of 2004, FCCC opened a temporary modular facility in the Oxford area. This facility was equipped to meet all of FCCC's customers' needs and was replaced by a newly designed full-service branch in the fourth quarter of 2005. FCCC also opened a mini-branch in the Wellington Retirement Community in late November 2005. In April, 2006, FCCC opened a new loan processing office in Phoenixville, Pennsylvania. In the fourth quarter of 2006, FCCC opened two new grocery store branches in Phoenixville and Royersford, Pennsylvania. These branches have a direct impact on all the components of non-interest expense. It is anticipated that the increases in costs will be offset over time by increases in net interest and fee income generated by business in the new marketing areas. FCCC is continuously looking for new branch opportunities and may open new branches in the future as circumstances permit.

  Income Taxes

        Income tax expense was $2.9 million in 2006 compared with $1.9 million in 2005 and $2.4 million in 2004, representing an effective tax rate of 28.2%, 22.6%, and 28.3%, respectively. The decrease in the effective tax rate in 2005 as compared to 2006 and 2004 is primarily due to an increase in permanent differences as a relative percentage of pretax income.

  Capital Adequacy

        FCCC is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve Board for bank holding companies. FNB is also subject to similar capital requirements adopted by the OCC. Under these requirements, the regulatory agencies have set minimum thresholds for Tier I Capital, Total Capital, and Leverage ratios. At December 31, 2006, both FCCC's and FNB's capital exceeded all minimum regulatory requirements and FNB was considered "well capitalized", as defined in the regulations issued pursuant to the FDIC Improvement Act of 1994. FCCC's and FNB's Risk-Based Capital Ratios, shown below, have been computed in accordance with regulatory accounting policies.

	December 31
				"Well Capitalized" Requirements
RISK-BASED CAPITAL RATIOS	2006	2005	2004
FCCC
Leverage Ratio	9.34%	8.80%	8.62%	N/A
Tier I Capital Ratio	11.26%	10.94%	10.80%	N/A
Total Risk-Based Capital Ratio	12.49%	12.19%	11.91%	N/A
FNB
Leverage Ratio	8.58%	8.14%	8.11%	5.00%
Tier I Capital Ratio	10.31%	10.08%	10.16%	6.00%
Total Risk-Based Capital Ratio	11.53%	11.32%	11.26%	10.00%

        FNB is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that, if they were to be implemented, would have a material effect on liquidity, capital resources or operations of FCCC.

  Branching Projects

        FCCC intends to open a series of new branch locations throughout Chester County, Pennsylvania over the next five years. A new, customer-focused branch design was introduced with the construction of the branch office in Oxford, Pennsylvania. This new "signature look" will be rolled out to new and certain current locations over the next five years.

Quantitative and Qualitative Disclosures about Market Risk

  Liquidity Management and Interest Rate Sensitivity

        The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for business expansion. Liquidity management addresses FCCC's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling FCCC Senior Management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. The primary sources of liquidity for FCCC are funding available from growth of its existing deposit base, new deposits, FHLB, and cash flow from the investment and loan portfolios. FCCC considers funds from such sources to comprise its "core" deposit base because of the historical stability of such sources of funds. Additional liquidity comes from FCCC's non-interest bearing demand deposit accounts and credit facilities. Other deposit sources include a tiered savings product and certificates of deposit in excess of $100,000. Details of deposits, non-interest-bearing demand deposit accounts and other deposit sources are highlighted in the "Deposit Analysis" table.

        FCCC utilizes borrowings from the FHLB and collateralized repurchase agreements in managing its interest rate risk and as a tool to augment deposits and in funding asset growth. FCCC may utilize these funding sources to better match its assets that are subject to longer term repricing (i.e., between one and five years). FNB, as a member of the FHLB, maintains several credit facilities (overnight lines of credit, amortizing and non-amortizing fixed rate term and variable rate term advances with FHLB). As of December 31, 2007, the amount outstanding under FNB's line of credit with the FHLB was $0.

        FHLB borrowings totaled $115.4 million compared to $61.6 million at December 31, 2007 and 2006, respectively. These borrowings consist of short and long term borrowings representing a combination of maturities. The average interest rate for 2007 and 2006 on these borrowings was approximately 4.2% and 3.9%, respectively. FNB currently has a maximum borrowing capacity with the FHLB of approximately $235.8 million.

        The goal of interest rate sensitivity management is to avoid fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period. FCCC's net interest rate sensitivity of its "gap position" within one year is a negative $168.2 million or -18.7% of total assets at December 31, 2007, compared with a negative $241.1 million or -27.6% of total assets at the end of 2006. FCCC's gap position is just one tool used to evaluate interest rate risk and the stability of net interest margins. The data in the following chart represents the gap position at a specific point in time and may not be indicative of future gap positions. Another tool that FCCC Management uses to evaluate interest rate risk is a computer simulation model that assesses the impact of changes in interest rates on net interest income, net-income under various interest rate forecasts and scenarios. FCCC Management has set acceptable limits of risk within its Asset Liability Committee policy and monitors the results of the simulations against these limits quarterly. FCCC Management monitors interest rate risk as a regular part of corporate operations with the intention of maintaining a stable net interest margin.

INTEREST RATE SENSITIVITY GAP AS OF DECEMBER 31, 2007

(Dollars in thousands)	Within One Year	Two Through Five Years	Greater Than Five Years	Non-Rate Sensitive	Total

ASSETS
Federal funds sold	$24,260	$—	$—	$—	$24,260
Investment securities	26,960	47,616	23,401	—	97,977
Interest bearing deposits in banks	216	—	—	—	216
Loans and leases	263,086	368,856	111,498	(7,817)	735,623
Cash and due from banks	—	—	—	28,884	28,884
Premises & equipment	—	—	—	17,560	17,560
Other assets	—	—	—	10,261	10,261

Total assets	$314,522	$416,472	$134,899	$48,888	$914,781

LIABILITIES AND CAPITAL
Non-interest-bearing deposits	$—	$—	$—	$124,199	$124,199
Interest bearing deposits	443,474	15,887	121,338	—	580,699
FHLB and other borrowings	23,816	84,220	7,348	—	115,384
Subordinated debt	15,465	—	—	—	15,465
Other liabilities	—	—	11,055	—	11,055
Capital	—	—	—	67,979	67,979

Total liabilities and capital	$482,755	$100,107	$139,741	$192,178	$914,781

Net interest rate sensitivity gap	$(168,233)	$316,365	$(4,842)	$(143,290)	$—

Cumulative interest rate sensitivity gap	$(168,233)	$148,132	$143,290	$—	$—

Cumulative interest rate sensitivity gap divided by total assets	(18.4)%	16.2%	15.7%

        FCCC's gap position is one factor used to evaluate interest rate risk and the stability of net interest margins. Other factors include computer simulations of what might happen to net interest income under various interest rate forecasts and scenarios. FCCC's Asset Liability Management Policy requires quarterly calculation of the effects of changes in interest rates on net interest income. The table below summarizes estimated changes in net interest income over the twelve-month period ending December 31, 2007 under alternative interest rate scenarios. The change in interest rates was modeled to simulate the effect of a proportional shift in asset and liability ratios (rate ramp). The prime rate as reported in the Wall Street Journal as of December 31, 2007 of 7.25% is used as the "driver rate" in these simulations.

(Dollars in thousands)

Change in Interest Rates	Net Interest Income	Dollar Change	Percent Change
+200 Basis Points	$31,932	$305	0.96%
+100 Basis Points	31,798	171	0.54%
Flat Rate	31,627	—	—
-100 Basis Points	31,381	(246)	(0.78)%
-200 Basis Points	31,008	(619)	(1.96)%

        FCCC Management believes that the assumptions utilized in evaluating the vulnerability of FCCC's net interest income to changes in interest rates approximate actual experience; however, the interest rate sensitivity of FCCC's assets and liabilities, as well as the estimated effect of changes in interest rates on net interest income, could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based.

        In the event FCCC should experience a mismatch in its desired gap position or an excessive decline in its net interest income subsequent to an immediate and sustained change in interest rates, it has a number of options which it could utilize to remedy such a mismatch. FCCC could restructure its investment portfolio through sale or purchase of securities with more favorable repricing attributes. It could also promote loan products with appropriate maturities or repricing attributes. FCCC could also solicit deposits or search for borrowings with more desirable maturities. However, market circumstances might make execution of these strategies cost prohibitive or unattainable.

        The nature of FCCC's current operation is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither FCCC nor FNB owns trading assets. At December 31, 2007, FCCC did not have any hedging transactions in place such as interest rate swaps, caps or floors.

Stock Ownership of Principal Shareholders and Management

Principal Owners

        The following table sets forth, as of September 30, 2008, unless otherwise noted, the name and address of each person who owns of record or who is known by the Board of Directors to be the beneficial owner of more than 5% of FCCC's outstanding common stock, the number of shares beneficially owned by the person and the percentage of FCCC's outstanding common stock so owned.

Name and Address	Amount and Nature of Beneficial Ownership(1)	Percent of Outstanding Common Stock Beneficially Owned
Banc Fund V, L.P., et al.(2) 208 South LaSalle Street Chicago, Illinois 60604	369,503	7.12%
George W. Connell(3) Three Radnor Corporate Center Suite 450 Radnor, PA 19087	282,164	5.44%

(1)
The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the Securities and Exchange Commission ("SEC") and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after September 30, 2008. Beneficial ownership may be disclaimed as to certain of the securities.

(2)
According to a Schedule 13G/A jointly filed with the SEC on February 11, 2008 by Bank Fund V L.P. ("BF V"), an Illinois Limited Partnership, Banc Fund VI L.P. ("BF VI"), an Illinois Limited Partnership, and Banc Fund VII L.P. ("BF VII"), an Illinois limited partnership (collectively, the "Reporting Persons"), the Reporting Persons beneficially owned, in the aggregate, 369,503 shares at December 31, 2007. The general partner of BF V is MidBanc V L.P. ("MidBanc V"), whose principal business is to be a general partner of BF V. The general partner of BF VI is MidBanc VI L.P. ("MidBanc VI"), whose principal business is to be a general partner of BF VI. The general partner of BF VII is MidBanc VII L.P. ("MidBanc VII"), whose principal business is to be a general partner of BF VII. MidBanc V, MidBanc VI, and MidBanc VII are Illinois limited partnerships. The general partner of MidBanc V, MidBanc VI, and MidBanc VII (the "Partnership entities") is the Banc Funds Company, L.L.C. ("TBFC"), whose principal business is to be a general partner of MidBanc V, MidBanc VI, and MidBanc VII. TBFC is an Illinois corporation whose principal shareholder is Charles J. Moore. Mr. Moore has been the manager of BF V, BF VI, and BF VII since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. Mr. Moore is also the controlling member of TBFC, and therefore controls each of the Partnership entities directly and indirectly controlled by TBFC.

(3)
According to a Schedule 13G filed with the SEC on July 1, 2008, as of June 11, 2008, Mr. Connell has sole voting and investment power of 282,164 shares.

Beneficial Ownership by Officers and Directors

        The following table sets forth, as of September 30, 2008, the amount and percentage of the outstanding common stock beneficially owned by the Named Executive Officers of FCCC (as defined later under the heading "Summary Compensation Table") and each director of FCCC. The table also indicates the total number of shares owned by all directors, and executive officers of FCCC and FNB. A person owns his shares directly as an individual unless otherwise indicated.

	Number of Shares(1)(2)	Percentage(3)
NAMED EXECUTIVE OFFICERS
John A. Featherman, III	94,655(4)	1.82%
Kevin C. Quinn	50,634(5)	—
John E. Balzarini	12,995(6)	—
Clay T. Henry	5,853(7)	—
Deborah R. Pierce	3,771(8)	—
CLASS I DIRECTORS (TERM EXPIRING IN 2009)
Clifford E. DeBaptiste	156,270(9)	3.00%
Lynn Marie Johnson-Porter	51(10)	—
John B. Waldron	15,224(11)	—

CLASS II DIRECTORS (TERM EXPIRING IN 2010)
Brian K. Campbell	13,450(12)	—
M. Robert Clarke	25,300(13)	—
Matthew S. Naylor	1,000(14)	—
David L. Peirce	38,775(15)	—
Kevin C. Quinn	50,634(5)	—
CLASS III DIRECTORS (TERM EXPIRING IN 2011)
John A. Featherman, III	94,655(4)	1.82%
John S. Halsted	25,334(16)	—
J. Carol Hanson	20,245(17)	—
Edward A. Leo	6,100(18)	—
All directors and executive officers as a group (28 persons)	553,013(19)	10.31%

(1)
Shares of Common Stock which are held in FCCC's retirement savings plan (the "Retirement Savings Plan") are reported as of September 30, 2008, the most recent date for which such information is available. The voting of shares held in the Retirement Savings Plan may be directed by the person for whose account such shares are held.

(2)
Totals include (i) shares that may be acquired within sixty days after September 30, 2008 ("Option Shares") through the exercise of stock options and (ii) shares of restricted stock (the "Restricted Shares") which are non-transferable until such time as they vest. One-third of the Restricted Shares vest on each of the following dates: March 8, 2008, March 8, 2009 and March 8, 2010, subject to continued employment and satisfaction of other conditions set forth in a restricted stock agreement.

(3)
Percentages are omitted for those owning less than one percent of the shares of Common Stock outstanding.

(4)
Mr. Featherman has sole voting and investment power of 54,811 shares, including 25,150 shares held in an IRA account and 7,654 Restricted Shares. Mr. Featherman shares, with his wife, voting and investment power of 8,896 shares. Mr. Featherman's wife has sole voting and investment power of 2,690 shares. Total includes 9,557 shares held in the Retirement Savings Plan and 18,700 Option Shares.

(5)
Mr. Quinn has sole voting and investment power of 9,000 shares, including 3,000 Restricted Shares. Mr. Quinn shares, with his wife, voting and investment power of 322 shares. Mr. Quinn's wife holds 2,140 shares in a retirement plan. Mr. Quinn shares, with his mother, voting and investment power of 220 shares. Total includes 6,502 shares held in the Retirement Savings Plan and 32,450 Option Shares.

(6)
Mr. Balzarini has sole voting and investment power of 10,051 shares, including 3,750 Restricted Shares. Total includes 2,944 shares held in the Retirement Savings Plan.

(7)
Mr. Henry has sole voting and investment power of 5,853 shares, including 4,853 Restricted Shares.

(8)
Ms. Pierce has sole voting and investment power of 3,750 shares, including 3,750 Restricted Shares. Total includes 21 shares held in the Retirement Savings Plan.

(9)
Mr. DeBaptiste has sole voting and investment power of 139,770 shares. Total includes 16,500 Option Shares.

(10)
Ms. Johnson-Porter shares, with her mother, voting and investment power of 51 shares.

(11)
Mr. Waldron has sole voting and investment power of 220 shares. Mr. Waldron shares, with his wife, voting and investment power of 9,504 shares. Total includes 5,500 Option Shares.

(12)
Mr. Campbell has sole voting and investment power of 13,450 shares.

(13)
Mr. Clarke has sole voting and investment power of 2,200 shares. Mr. Clarke shares, with his wife, voting and investment power of 6,600 shares. Total includes 16,500 Option Shares.

(14)
Mr. Naylor has sole voting and investment power of 1,000 shares.

(15)
Mr. Peirce has sole voting and investment power of 22,275 shares, including 2,200 shares held in an IRA account. Total includes 16,500 Option Shares.

(16)
Mr. Halsted has sole voting and investment power of 8,248 shares. Mr. Halsted's wife has sole voting and investment power of 586 shares. Total includes 16,500 Option Shares.

(17)
Ms. Hanson has sole voting and investment power of 3,745 shares. Total includes 16,500 Option Shares.

(18)
Mr. Leo has sole voting and investment power of 6,100 shares.

(19)
Of the total shares beneficially owned by all directors and executive officers as a group, 174,961 shares are Option Shares and 31,438 shares are held in the Retirement Savings Plan.

Directors and Executive Officers

        Set forth below are the names and ages of the directors and executive officers of FCCC and FNB and other biographical information:

Directors

        John A. Featherman, III, 70, has served as Chairman of the Boards of FCCC and FNB and Chief Executive Officer of FCCC and FNB since November 2003, and as a director of FCCC and FNB since 1985. Mr. Featherman is an attorney and was a principal of the law firm of MacElree Harvey, Ltd. from 1969 to 2004.

        John S. Halsted, 75, has served as a director of FCCC and FNB since 1991. Mr. Halsted is an attorney, and since June 2006 has served as Counsel to the law firm of Gawthrop Greenwood, P.C. Mr. Halsted joined that firm in 1960. Mr. Halsted retired as Chester County Solicitor in January 2007 after 36 years of service.

        J. Carol Hanson, 61, has served as a director of FCCC and FNB since 1995. Ms. Hanson has served as the Executive Director of Barclay Friends Corporation, a long term care facility, since 1991.

        Edward A. Leo, 60, has served as a director of FCCC and FNB since January 2005. Mr. Leo has served as the Chairman of the Board and Chief Executive Officer of Country Fresh Mushroom Co., a packer and distributor of mushrooms and mushroom products, and the Managing Member of John C. Leo & Son, LLC, a grower of fresh mushrooms, since 1972. Prior to that, Mr. Leo also served as a board member and officer of Laurel Valley Farms, a producer of compost and other soil products. Mr. Leo also currently serves as a Member of the Board of the Chester County Economic Development Council.

        Brian K. Campbell, 48, has served as a director of FCCC and FNB since December 2006. Mr. Campbell has served as Vice President of Beiler-Campbell Realtors, a full service real estate company of which he is also co-owner, for approximately 20 years and now serves as Chairman. He is also President and owner of Cedar Knoll Builders, a construction company, and a partner of the Anvil Land Transfer Title Company.

        M. Robert Clarke, 61, has served as a director of FCCC and FNB since 1993. Mr. Clarke is a Certified Public Accountant and has served as President of Clarke, Nicolini and Associates, Ltd. since 1987.

        Clifford E. DeBaptiste, 84, has served as a director of FCCC since 1984 and a director of FNB since 1975. Mr. DeBaptiste founded DeBaptiste Funeral Homes, Inc. in 1954 and presently serves as its Chairman, Supervisor and Director.

        Lynn Marie Johnson-Porter, 46, has served as a director of FCCC since December 2005. Ms. Johnson-Porter has served as the Vice President of Philanthropy for Presby's Inspired Life since January 2007. Prior to that, Ms. Johnson-Porter had served as the Executive Director of the Fund for West Chester University at West Chester University of PA since April 2005. Ms. Johnson-Porter had served as Director of Development, University of Pennsylvania from 2000 to 2005, Director of Development for the Greater Philadelphia Urban Affairs Coalition in 2000 and Director of Development for the Commonwealth College of Penn State University from 1997 to 2000.

        Matthew S. Naylor, 36, has served as a director of FCCC and FNB since December 2006. Mr. Naylor has served as Chief Executive Officer of the Elite Family of Companies, a group of businesses providing consulting and administrative services in the areas of employee benefits, payroll, human resources, retirement plans and insurance, since 1998.

        David L. Peirce, 79, has served as a director of FCCC since 1984 and a director of FNB since 1973. Mr. Peirce is the former President and CEO of Denney-Reyburn Company, a paper converter company.

        Kevin C. Quinn, 53, has served as a director of FCCC and FNB since November 2003. Mr. Quinn has served as President of FCCC and FNB since November 2003. Prior to serving as President of FCCC and FNB, Mr. Quinn had served as Chief Operating Officer of FNB, Executive Vice President from 1998 to 2002, and as Senior Vice President-Financial Management Services Department from 1988 to 1998.

        John B. Waldron, 78, has served as a director of FCCC since 1984 and a director of FNB since 1981. Mr. Waldron is the former owner of John B. Waldron Insurance Agency and has served as an agent of Arthur Hall Insurance Group since the sale of the Agency to Arthur Hall Insurance Group in 1981.

Executive Officers

        John A. Featherman, III, 70, see "Directors" above for additional biographical information.

        Kevin C. Quinn, 53, see "Directors" above for additional biographical information.

        Sheri L. Ashman, 45, M. Ed., has served as Executive Vice President-Marketing of FNB since June 2007. Prior to joining FNB, Ms. Ashman served as Assistant Vice President, Product Manager at Sovereign Bank from January 2003 to March 2006. Prior to that, she held various leadership positions in the areas of product management and development, market research, database marketing, advertising and communications at Keystone Financial, Inc., First National Bank of Leesport and Miners National Bank.

        John E. Balzarini, 54, has served as Treasurer and Chief Financial Officer of FCCC and Executive Vice President-Financial Support Services and Chief Financial Officer of FNB since June 2005. Prior to joining FNB, Mr. Balzarini had served in various capacities with MBNA America Bank since July 1989, including, Executive Vice President and Director of Finance of a subsidiary of MBNA from December 2004 to June 2005, Director of Finance for a consumer lending subsidiary of MBNA from June 2003 to December 2004, and Executive Vice President, Director of Finance for MBNA's US Credit Card operations from June 2000 to June 2003. Prior to joining MBNA, Mr. Balzarini had served as Vice

President of Finance of Equitable Bank from May 1984 to July 1989, Director of Finance of the American Bankers Association from September 1983 to May 1984, Senior Financial Analyst for the Board of Governors of the Federal Reserve System from June 1978 to September 1983 and as a Bank/Bank Holding Company Examiner for the Cleveland Federal Reserve Bank from September 1976 to June 1978.

        Clay T. Henry, 48, has served as Executive Vice President of First National Wealth Management, (a division of FNB which includes the Wealth Management and Financial Advisory Services Departments) since October 2006. Prior to joining FNB, Mr. Henry served as Executive Vice President of Millennium Wealth Management, a division of Harleysville National Bank since March 1998. Prior to that, Mr. Henry held various positions with PNC Asset Management Group, including Director of Investment Services and Marketing and Director of Strategic Planning and Acquisitions.

        Deborah R. Pierce, 55, has served as Executive Vice President-Human Resources and Administration of FNB since March 2005. Before joining FNB, Ms. Pierce served as Director-Employment Practices & Legal Affairs for The Home Depot, Inc. since January 2004. Prior to that, Ms. Pierce served as a certified mediator and arbitrator in Cook County, Chicago from 2002 to 2004, and Vice President-Employment Law and Practices for Sears, Roebuck and Co. from 1999 to 2001. Ms. Pierce has also held various legal and labor-related positions with the U.S. Department of Labor, Campbell Soup Co., Continental Airlines, Inc., and E.I. Dupont de Nemours and Co.

        Anthony J. Poluch, Jr., 51, has served as Executive Vice President-Business Development of FNB since December 2005. Prior to that, Mr. Poluch served as Senior Vice President-Business Development of FNB from 2000 to December 2005 and Vice President-Business Development of FNB from 1993 to 2000.

        Michelle E. Venema, 46, has served as Executive Vice President-Business Banking of FNB since December 2005. Prior to that, Ms. Venema served as Senior Vice President-Commercial Lending of FNB from September 2002 to December 2005. Prior to joining FNB, Ms. Venema served as Vice President-Commercial Lending of Malvern Federal Savings Bank from 2001 to 2002, and Vice President-Commercial Lending of Progress Bank from 1999 to 2001. Ms. Venema had also served as Vice President-Marketing and Development of FNB from 1997 to 1999 and Vice President-Commercial Lending of FNB from 1987 to 1999.

        Karen D. Walter, 43, has served as Executive Vice President-Retail Banking of FNB since May 2005. Prior to joining FNB, Ms. Walter served as Vice President of Retail Delivery at Diamond Credit Union since February 2005. Prior to that, Ms. Walter served as Executive Vice President, Director of Sales at Susquehanna Patriot Bank from June 2004 to November 2004, Senior Vice President, Director of Sales at Patriot Bank from March 2001 to June 2004, and Regional Vice President at Sovereign Bank from August 1997 to August 2000.

Senior Management

        Linda M. Hicks, 55, has served as Senior Vice President, Chief Fiduciary Officer-Wealth Management Division since October 2006. Prior to that, Ms. Hicks served as Executive Vice President-Trust and Investment Services of FNB since 2002, Senior Vice President-Financial Management Services of FNB from 1998 to 2002 and Vice President of FNB from 1990 to 1998.

        Richard W. Kaufmann, 60, has served as Senior Vice President-Credit Administration and Credit Policy Officer of FNB since August 2002. Prior to that, Mr. Kaufmann served as Senior Vice President-Commercial Lending of FNB from 1998 to 2002 and Vice President-Commercial Lending of FNB from 1996 to 1998.

        Lynn S. Mander, 60, CFA, CFP, has served as Senior Vice President-Chief Investment Officer since March 2007. Prior to joining FNB, Ms. Mander served at Bryn Mawr Trust Company as Senior Vice

President, Director of Research, and Portfolio Manager beginning in February 2000. Prior to that, Ms. Mander held various investment management positions with RRZ Investment Management, Inc, P.G. Corbin Asset Management, Inc, and First Fidelity Bank, NA (Wachovia) from 1991 through 1998.

        Richard D. McMullen, 55, has served as Senior Vice President-Retail Lending of FNB since June 2006. Prior to that, Mr. McMullen served as Vice President-Loan Administration of FNB since April 2000. Prior to joining FNB, Mr. McMullen held various lending positions with CoreStates Financial Corporation from 1986 to 1999.

        James E. Quillen, 39, has served as Senior Vice President and the Director of Financial Planning of FNB since February 2008. Prior to joining FNB, Mr. Quillen served as Senior Vice President and Managing Director of Harleysville National Bank from January 2007 to February 2008. Prior to that, Mr. Quillen served as Vice President and Director of Financial Planning of Harleysville National Bank from March 2002 to December 2006.

        Donna J. Steigerwalt, 52, has served as Senior Vice President- Branch Administration since October 2005. Prior to joining FNB, Ms. Steigerwalt served as Vice President-Regional Sales Manager of Susquehanna Patriot since June 2004 and Vice President-Assistant Director of Sales of Patriot Bank from March 2001 to June 2004.

        Michael T. Steinberger, 50, has served as Senior Vice President-Commercial Real Estate Lending since April 2006. Prior to that, Mr. Steinberger served as Vice President-Commercial Real Estate Lending of FNB since August 2001. Prior to joining FNB, Mr. Steinberger served as Vice President of Commercial Lending with Main Street Bank from April 1999 to August 2001 and First Financial Bank from April 1998 to February 1999.

        Andrew H. Stump, 44, has served as Senior Vice President-Commercial Lending of FNB since February 2005. Prior to joining FNB, Mr. Stump served as Vice President and Manager of Commercial Lending for Malvern Federal Savings Bank since 1997. Prior to that, Mr. Stump held various lending positions with Provident Bank of Maryland from 1992 to 1997 and the First National Bank of Maryland from 1986 to 1992.

        Patricia A. Travaglini, 49, has served as Senior Vice President-Residential Mortgages of FNB since 2001. Prior to that, Ms. Travaglini served as Vice President-Residential Mortgages of FNB from 1997 to 2001.

New First Chester County Directors and Executive Officers

        In connection with the merger agreement, FCCC and FNB entered into employment agreements with AHB's Chairman and Chief Executive Officer and AHB's President and Chief Operating Officer to serve as the Managing Director and the President of the AHB Division of FNB after the merger. Certain biographical information pertaining to these individuals is set forth below:

        James M. Deitch, Chairman and Chief Executive Officer of AHB, 54, has over twenty years of bank management experience, serving at the executive level for both community and regional commercial banks. Mr. Deitch is currently Chairman and Chief Executive Officer of AHB, responsible for overall profit and loss of AHB, as well as the safe and sound operation of AHB. He previously served as the Executive Vice President and Chief Credit Policy Officer of Keystone Financial, Inc., which, prior to its merger into M&T Bank, was a bank holding company with over $7 billion in assets. Mr. Deitch was co-founder, Chairman and Chief Executive Officer of Keystone National Bank and its predecessor, Keystone Financial Mortgage Corporation, and as such was responsible for the mortgage banking activities of Keystone Financial, Inc. and its subsidiary banks. Mr. Deitch commenced his banking career in 1988 as Chief Financial Officer of Parent Federal Savings Bank, and was promoted to President and Chief Executive Officer in 1989. Mr. Deitch served in various financial management positions in manufacturing industries prior to commencing his career in banking. He began his career as a CPA with Arthur Andersen & Co. Mr. Deitch serves as a member of the Residential Mortgage Board of Governors of the Mortgage Bankers Association of America.

        Anna Ruth Smith, President and Chief Operating Officer and a Director of AHB, 49, started her career in the financial services industry at Parent Federal Savings Bank in 1989, managing loan servicing operations and technology activities. As President and Chief Operating Officer of AHB, Ms. Smith is responsible for all operations of AHB except finance, loan origination and credit policy. From May 1993, through December 2000, Ms. Smith performed similar responsibilities, ultimately serving as President of Keystone Financial Mortgage Corporation, a wholly-owned subsidiary of Keystone National Bank, and Executive Vice President of Keystone National Bank and its successor, Keystone Financial Bank, N.A. In addition, Ms. Smith was responsible for developing mortgage loan servicing strategies, implementing technology applications and managing the Small Business Administration loan unit.

Compensation of Directors

        In 2007, directors who are not also officers of FCCC or FNB (each a "non-employee director") received a fee of $750 for each FCCC or FNB Board meeting attended and $400 for each committee meeting attended. Each director also received a $1,000 monthly retainer. Additionally, a quarterly fee of $250 was paid to Mr. Waldron in 2007 for serving as the Secretary of FCCC and a quarterly fee of $750 was paid to Mr. Clarke in 2007 for serving as the Chairman of the Audit Committee. Mr. DeBaptiste received a quarterly fee of $250 for serving as Second Vice Chairman. Other Committee Chairmen were paid a quarterly fee of $250 for such service. Each non-employee director also received a $1,000 fee for attendance at the annual directors' seminar. Employee directors of FCCC and FNB do not receive any compensation for their service as directors.

        The following chart provides additional detail regarding the fees paid to each non-employee director in 2007:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	Total ($)
Clifford E. DeBaptiste	$35,700	(1)	—		(2)	—	—	$35,700
Lynn Marie Johnson-Porter	$30,100	(3)	—	—		—	—	$30,100
John B. Waldron	$34,200	(4)	—		(5)	—	—	$34,200
Brian K. Campbell	$26,450	(6)	—	—		—	—	$26,450
M. Robert Clarke	$37,500	(7)	—		(8)	—	—	$37,500
Matthew S. Naylor	$26,600	(9)	—	—		—	—	$26,600
David L. Peirce	$35,800	(10)	—		(11)	—	—	$35,800
John S. Halsted	$31,650	(12)	—		(13)	—	—	$31,650
J. Carol Hanson	$30,950	(14)	—		(15)	—	—	$30,950
Edward A. Leo	$28,200	(16)	—	—		—	—	$28,200
John J. Ciccarone	$31, 600	(17)	—	—		—	—	$31,600

(1)
This amount consists of: (1) $1,000 for service as Chairman of the Wealth Management Trust Committee; (2) $12,000 in retainer fees; (3) $1,000 for service as Second Vice Chairman; (3) $13,500 in fees associated with attendance at board meetings; (4) $7,200 in fees associated with attendance at committee meetings and service on such committees; and (5) $1,000 for attendance at the annual directors' seminar.

(2)
As of December 31, 2007, Mr. DeBaptiste owned options to acquire 16,500 shares of FCCC's Common Stock.

(3)
This amount consists of: (1) $12,000 in retainer fees; (2) $13,500 in fees associated with attendance at board meetings; (3) $3,600 in fees associated with attendance at committee meetings and service on such committees; and (4) $1,000 for attendance at the annual directors' seminar.

(4)
This amount consists of: (1) $1,000 for service as a Chairman of the Bank Development Committee; (2) $1,000 for service as the Secretary of the Board; (3) $12,000 in retainer fees; (4) $12,000 in fees associated with attendance at board meetings; (5) $7,200 in fees associated with attendance at committee meetings and service on such committees; and (6) $1,000 for attendance at the annual directors' seminar.

(5)
As of December 31, 2007, Mr. Waldron owned options to acquire 5,500 shares of FCCC's Common Stock.

(6)
This amount consists of: (1) $12,000 in retainer fees; (2) $12,750 in fees associated with attendance at board meetings; (3) $1,200 in fees associated with attendance at committee meetings and service on such committees; and (4) $500 for attendance at the annual directors' seminar.

(7)
This amount consists of: (1) $3,000 for service as Chairman of the Audit Committee; (2) $12,000 in retainer fees; (3) $13,500 in fees associated with attendance at board meetings; (4) $8,000 in fees associated with attendance at committee meetings and service on such committees; and (5) $1,000 for attendance at the annual directors' seminar.

(8)
As of December 31, 2007, Mr. Clarke owned options to acquire 16,500 shares of FCCC's Common Stock.

(9)
This amount consists of: (1) $12,000 in retainer fees; (2) $12,000 in fees associated with attendance at board meetings; (3) $1,600 in fees associated with attendance at committee meetings and service on such committees; and (4) $1,000 for attendance at the annual directors' seminar.

(10)
This amount consists of: (1) $2,000 for service as Chairman of the Personnel & Compensation Committee and the Asset Management Committee; (2) $12,000 in retainer fees; (3) $12,000 in fees associated with attendance at board meetings; (4) $8,800 in fees associated with attendance at committee meetings and service on such committees; and (5) $1,000 for attendance at the annual directors' seminar.

(11)
As of December 31, 2007, Mr. Peirce owned options to acquire 16,500 shares of FCCC's Common Stock.

(12)
This amount consists of: (1) $1,000 for service as Chairman of the Corporate Governance and Nominating Committee; (2) $12,000 in retainer fees; (3) 11,250 in fees associated with attendance at board meetings; (4) $6,400 in fees associated with attendance at committee meetings and service on such committees; and (5) $1,000 for attendance at the annual directors' seminar.

(13)
As of December 31, 2007, Mr. Halsted owned options to acquire 16,500 shares of FCCC's Common Stock.

(14)
This amount consists of: (1) $12,000 in retainer fees; (2) $12,750 in fees associated with attendance at board meetings; (3) $5,200 in fees associated with attendance at committee meetings and service on such committees; and (4) $1,000 for attendance at the annual directors' seminar.

(15)
As of December 31, 2007, Ms. Hanson owned options to acquire 16,500 shares of FCCC's Common Stock.

(16)
This amount consists of: (1) $12,000 in retainer fees; (2) $12,000 in fees associated with attendance at board meetings; (3) $3,200 in fees associated with attendance at committee meetings and service on such committees; and (4) $1,000 for attendance at the annual directors' seminar.

(17)
This amount consists of: (1) $1,000 for service as Chairman of the Loan Review Committee; (2) $12,000 in retainer fees; (3) $12,000 in fees associated with attendance at board meetings; (4) $5,600 in fees associated with attendance at committee meetings and service on such committees; and (5) $1,000 for attendance at the annual directors' seminar. Mr. Ciccarone retired from the Boards of Directors of FCCC and FNB on August 1, 2008.

Executive Compensation

Compensation Discussion and Analysis

Overview

        The following discussion and analysis addresses the compensation program for FCCC's executive officers and, in particular, FCCC's Named Executive Officers (as defined later under the heading "Summary Compensation Table") during 2007. FCCC's Named Executive Officers consist of the Chairman and Chief Executive Officer, the President, and the Chief Financial Officer of FCCC and FNB, and the EVP of Human Resources and the EVP of Wealth Management of FNB. This discussion describes:

  •
  the objectives of the executive compensation program;

  •
  what the compensation program is intended to reward;

  •
  all elements of compensation provided under the program;

  •
  the reasons why these elements of compensation have been selected;

  •
  how and why the amounts of each element are determined; and

  •
  how each element and related decisions fit into the overall compensation objectives.

Objectives of Executive Compensation Program

        The objectives of FCCC's executive compensation program are to attract and retain highly qualified executive officers and to motivate those executive officers to achieve FCCC's strategic objectives. To attain these objectives, the executive compensation program is designed to:

  •
  provide compensation that is competitive with that provided by comparable banks and employers;

  •
  reward executive officers for the positive performance of FNB as measured by its profitability and return to shareholders; and

  •
  to align the interests of the executive management team with the long-term interests of FCCC's shareholders.

Compensation Committee

        The Personnel and Compensation Committee of the Board of Directors, referred to in this section as the "Compensation Committee," is charged with the responsibility of reviewing and establishing the compensation arrangements of the executive officers, including allocating such compensation among various components of compensation. FCCC's executive officers include the Named Executive Officers as well as other Executive Vice Presidents and Senior Vice Presidents. The Compensation Committee at its own initiative reviews the performance and determines the compensation of the Chief Executive Officer and, with the recommendation of the Chief Executive Officer, determines the compensation of the President. The Chief Executive Officer and the President review the performance of the other executive officers and make recommendations for their compensation to the Compensation Committee for its consideration and approval.

        The Compensation Committee has engaged Mosteller & Associates, an independent compensation consultant, to provide it with market information, analysis and guidance in the development and assessment of the executive compensation program.

Review of Total Compensation for Peer Group

        To assist FCCC in establishing the level of total compensation that would be paid at various performance levels, Mosteller & Associates performed a study of the total compensation (base salary plus all forms of variable compensation) provided to executive officers at twelve comparably sized banks or bank holding companies ($500 million to $1.5 billion in total assets) that operate in the mid-Atlantic region. The comparable companies in this study consisted of the following institutions: Univest Corp of PA, AmeriServe Financial, Inc., ACNB Corp., Shore Bancshares, Inc., BCSB Bankcorp, INC, Severn Bancorp, Inc, Bryn Mawr Bank Corp., Willow Financial (formerly known as Chester Valley Bancorp, Inc.), QNB Corp., Franklin Financial Services Corp., Penns Woods Bancorp, and DNB Financial Corp. These peers were selected because of their geographical proximity, their comparable asset size, their relative financial performance, and because they represent the marketplace in which FCCC competes for executive talent.

        In addition to this custom peer group study, which included the CEO position and CFO position as well as the next three highest paid executives in each bank, additional data from published bank surveys were reviewed on a position responsibility basis. All market data was reviewed by the Committee on a total compensation basis as well as on an individual pay component basis that included base salary, annual incentive, long term incentive, and benefits and perquisites. When the individual and total compensation market data was compared to FCCC's top five executives, FCCC's executives' pay in total was generally within plus or minus 20% of the median. The Committee determined this to be competitive, and with ongoing review and monitoring of the individual components, would achieve the objectives stated above.

        In determining the level of compensation for FCCC's Named Executive Officers for 2007, the Committee considered a number of other factors in addition to market data. The other key factors considered were the individual performance and contribution of the individual executive officer, the cost to replace the executive officer, the scope of the executive officer's specific job responsibilities and duties, market demand for executive officers with the skill sets and experience of FCCC's executive officers, and the performance of FNB during the years in which they have held their positions. Although FCCC reviews competitive survey data, FCCC does not benchmark or target its executive compensation levels to any market averages or specific entity's compensation practice. With adjustments made for 2007 as discussed below, the total compensation opportunity of FCCC's top five executives for 2007 was within plus or minus 20% of the median of the market data reviewed, levels which FCCC determined were competitive and appropriate to achieve its compensation objectives.

Elements of Executive Compensation

        FCCC's executive compensation program consists of the following elements:

  •
  Base salary;

  •
  Annual incentive pay;

  •
  Long-term, equity-based incentives;

  •
  Benefits and perquisites; and

  •
  Severance and change in control benefits.

        Each element has been chosen to remain competitive in the market and also to balance the efforts of the executives towards ongoing, annual, and long term positive financial performance for the shareholders. Allocations among the various elements were made based upon a variety of subjective considerations, but the adoption of the Executive Incentive Plan (described below) with both annual cash and equity-based, deferred vesting pay-outs reflects the intention to increase, over time, the emphasis on short and long-term incentive compensation. This direction will allocate a greater portion of total compensation to a risk and reward approach, based primarily on the company's and the executive's performance.

        The following discussion explains the elements of compensation provided to FCCC's Named Executive Officers for 2007.

         Base Salary.    Base salary is intended to provide executive officers with an ongoing level of annual cash compensation that is competitive and appropriate given each executive officer's responsibilities and accomplishments. Base salary decisions are based on subjective criteria including an executive officer's level of responsibility, impact within the company, individual performance and experience as well as a review of the peer market data.

        Base salaries were adjusted as of January 1, 2007 according to the chart below. The amount of the adjustments were based on projected market competitive increases of 3% to 4% of pay. Increases exceeding this range were also made to maintain FCCC's internal pay equity according to level of responsibility and each executive's individual performance during 2006.

Named Executive Officer	2006 Base	2007 Base
Featherman	$341,550	$353,504
Quinn	$256,163	$265,129
Henry	$185,000	$190,550
Balzarini	$181,125	$197,464
Pierce	$150,075	$165,328

         Annual Incentive Pay.    In 2007, FCCC provided annual cash bonus incentives to the executive officers under FCCC's Executive Incentive Plan, or EIP. The EIP was adopted in 2006 and reflects a shift from a highly discretionary bonus plan to a results based, formula driven design. The EIP was developed as a meaningful compensation tool to encourage the growth and effective management of FNB. The primary purpose of the EIP is to:

  •
  motivate and reward executive officers for the positive performance of FNB;

  •
  provide a form of variable compensation to executive officers which is directly tied to their individual and collective performance; and

  •
  to focus the executive officers' efforts on the growth and profitability of FNB.

        Participation in the EIP is determined at the beginning of each year by the recommendation of the Chief Executive Officer and the President to the Compensation Committee. The Compensation Committee determines the participation of the Chief Executive Officer and the President each year. Generally, participants include officers at the Senior Vice President level and above.

        Annual incentive award opportunities are expressed as a percentage of base salary and are determined based on the achievement of pre-established performance goals set at the beginning of the fiscal year. Performance goals are synchronized with the long-term strategic and financial performance objectives of FNB and FCCC and individually tailored to each plan participant based on their relevant job responsibilities. These performance factors are quantifiable objectives consisting of threshold, target and optimum goals. Generally, the performance factors will be metrics such as return on assets, return on equity, net income, earnings per share or similar indicators. Subject to the approval of the Compensation Committee, the Chief Executive Officer recommends the performance goals for the President, and the Chief Executive Officer and the President recommend the performance goals for the other members for the executive team. The Compensation Committee sets the performance goals for the Chief Executive Officer. Cash payments are made under the EIP after the end of the fiscal year based on actual performance results as compared to the pre-established performance goals.

        For 2007, two company-wide performance measures were established with equal weighting. These factors were Return on Equity and Net Income. Under the EIP, the terms "Return on Equity" and "Net Income" are calculated in the same manner as those terms are calculated and presented in FCCC's audited financial statements, except that for purposes of the EIP, the term "Return on Equity" is calculated by excluding the impact on equity from the net unrealized gains and losses on available for sale investment securities as required by Statement of Financial Accounting Standard No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." Excluding the SFAS 115 mark to market of available for sale securities may either increase or decrease the Return on Equity used under the EIP for any year, depending on the interest rate environment. The Committee established the Net Income and Return on Equity levels based on increases over actual 2006 performance, the projected economic environment for 2007, the amount of strategic investments being made in 2007, and a projection of how these projections would compare to peer performance for 2007. Each of these measures must be achieved at the threshold level as a condition to the payment of any award for 2007. In 2007, a second target level was added to the plan to further incentive performance. This second or "stretch" target would reflect strong performance beyond FCCC's budgeted targets. The budgeted target for 2007 would reflect a 3.6% improvement over 2006 net income results and the stretch target for 2007 would reflect a 6.3% increase over 2006. The thresholds, targets and optimums for these performance criteria for 2007 were as follows:

	Threshold	Budget Target	Stretch Target	Optimum
Net Income	$7,364,000	$7,597,368	$7,799,100	$8,087,100
Return on Equity	10.92%	11.25%	11.53%	11.93%

        The award levels for company performance were structured so that an award paid approximately midway between budgeted target and stretch target would match the middle of the competitive peer market for annual incentives. This is consistent with the attainment of the performance levels between budgeted and stretch target equating to mid-level peer performance.

        The threshold, targets and optimum incentive opportunities for each Named Executive Officer for 2007 based on company-wide performance measures were as follows:

Company-Wide Performance Measures

Percentage of Base Salary

Named Executive Officer	Threshold	Budget Target	Stretch Target	Optimum
Featherman	12%	15%	30%	35%
Quinn	12%	15%	30%	35%
Henry	6%	7%	16%	18%
Balzarini	6%	7%	16%	18%
Pierce	6%	7%	16%	18%

        The actual amount paid may exceed the optimum amount presented above if actual performance exceeds the pre-established optimum performance goals.

        In addition, executive officers other than the Chief Executive Officer and the President were provided an annual incentive opportunity based on their achievement of functional area or individual performance objectives. In the case of Mr. Henry, the EVP of Wealth Management, material performance measures included increased revenue growth in FCCC's wealth management operations, the development and launch of new product lines and the implementation of certain branding and marketing initiatives. Material performance measures for Mr. Balzarini, the Chief Financial Officer, included the development of a new pricing model and increased efficiencies in FCCC's budgeting and financial projections and risk management functions. For Ms. Pierce, the EVP of Human Resources, material performance measures included the development and implementation of management and sales training programs and the analysis and development of variable pay programs.

        The incentive award opportunities for these Named Executive Officers based on functional/individual performance measures were as follows:

Functional/Individual Performance Measures

Percentage of Base Salary

Named Executive Officer	Minimum Performance	Meets Goals	Exceptional Performance
Henry	1%	2 - 6%	10%
Balzarini	1%	2 - 6%	10%
Pierce	1%	2 - 6%	10%

        Net Income for 2007 was $7,669,250 and Return on Equity was 11.52%. These results provided a company award interpolated between budgeted target and stretch target. For the three executives with functional/individual performance measures as part of their award, each individual met their respective goals and for that portion of their award, received an amount in the middle of the Meets Goals range above. Based upon these results for 2007, the following EIP payments, expressed as a percentage of base salary and in dollars, were made to each of the Named Executive Officers for fiscal year 2007 performance:

Named Executive Officer	Percentage of Base Salary	Dollar Amount of Payment
Featherman	24.9%	$88,039
Quinn	24.9%	$66,029
Henry	16.9%	$32,284
Balzarini	16.9%	$33,456
Pierce	16.9%	$28,011

         Long Term Incentives.    FCCC provides its executive officers with long-term incentives in the form of stock-based awards to align the interests of the executive officers with those of FCCC shareholders. Historically, the primary form of long term compensation that FCCC awarded consisted of incentive stock options. FCCC selected this form of compensation because of the near universal expectation by employees in FCCC's industry that they would receive stock options. Such stock options also offered favorable accounting and tax treatment to FCCC and the executive officers. However, beginning in 2006 the accounting treatment for stock options changed as a result of Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"), making the accounting treatment of stock options unattractive. As a result, FCCC assessed the desirability of granting shares of restricted stock to executive officers, and concluded that restricted stock would provide an equally motivating form of incentive compensation while permitting FCCC to issue fewer shares, thereby reducing potential dilution. Accordingly, the Long Term Incentive Plan approved by the Board of Directors provides only for restricted stock grants, and the Committee has not sought approval to renew or amend FCCC's 1995 Stock Option Plan. All grants of restricted stock pursuant to the Long Term Incentive Plan are subject to the terms of FCCC's Restricted Stock Plan that was approved by the shareholders at FCCC's 2005 Annual Meeting of Shareholders.

        Awards of restricted stock were granted at the beginning of 2007 to reward performance for fiscal year 2006 based on the achievement of pre-established performance goals. The performance criteria for determining the size of restricted stock awards for 2006 performance were based on Net Income for the year using the same threshold, target and optimum goals used for Net Income under the 2006 EIP. The size of the award opportunities reflect an economic value which is competitive with the peer market. The threshold, target and optimum restricted stock award opportunities for the Named Executive Officers for 2006 performance were as follows:

Restricted Stock Grants
(In Number of Shares)

Named Executive Officer	Threshold	Target	Optimum
Featherman	2,400	2,700	3,000
Quinn	2,400	2,700	3,000
Henry	1,000	1,250	1,500
Balzarini	1,000	1,250	1,500
Pierce	1,000	1,250	1,500

        Based on an optimum level of Net Income achieved for 2006, 3,000 shares of restricted stock were granted to each of the Chief Executive Officer and the President, and 1,500 shares of restricted stock were granted to each of the other Named Executive Officers on March 8, 2007. These grants of restricted stock will vest in equal annual installments on each of the first three anniversaries of the date of grant, provided the executive remains in good standing and continuously employed by FNB on and through the vesting date. Shares of restricted stock may not be transferred by the executive until they become vested, and any unvested shares will be forfeited in the event of the executive's termination of employment. Any cash dividends declared will be paid to participants on unvested shares of restricted stock during the applicable vesting period.

        The Committee did not make any additional new grants in 2007 because of the expense of such awards, the challenging competitive banking environment, and the fact that the grant made in the beginning of 2007 had a three year vesting span to assist in executive retention. The Committee determined that future grants should have multiple year performance parameters plus multiple year vesting schedules.

         Benefits and Perquisites.    FCCC's executive officers participate in the same benefit plans on the same terms as its other employees. These plans include medical, dental, life and disability insurance coverage, as well as a 401(k) plan with a discretionary profit-sharing component. The 401(k) plan provides an employer matching contribution of 75% of the first 5% of the employee's earnings contributed to the plan subject to the maximum contribution amounts set by law ($15,375 in 2007). The discretionary profit-sharing component provides for a contribution by FNB equal to 3% of the first $30,000 of salary plus 6% over $30,000, up to a maximum contribution set by law ($12,600 in 2007).

        In addition, FCCC has adopted a supplemental benefit retirement plan (SBRP) for its executive officers at the level of Senior Vice President or above. Pursuant to the SBRP, executive officers are credited with a benefit of 3% of their base salary each year. When FCCC calculates targeted overall compensation for the executive officers, it factors in the benefits expected to be received under the SBRP, as well as the 401(k) plan. Additional details regarding the SBRP are provided in the Nonqualified Deferred Compensation Plan Table presented below and the discussion following that table.

        Executive officers at the level of Executive Vice President and above are also provided certain perquisites in the form of automobile allowances and, in the case of the Chief Executive Officer and the President, the use of an automobile leased by FCCC. Additionally, FCCC maintains a corporate membership at a local country club which is used principally for general business purposes, including entertainment of customers, prospects and referral sources and meetings of committees, management and other employees, and which provides essential interaction with members of the communities that it serves. The Chief Executive Officer and the President are permitted to use such memberships for personal use; however, any costs incurred for personal use are paid by the person who incurred such costs.

        The amount of perquisites and employer 401(k) contributions provided to the Named Executive Officers are provided in the "Other Compensation" column of the Summary Compensation Table presented below.

         Severance and Change in Control Benefits.    Pursuant to individual agreements, the Chief Executive Officer, the President, the Chief Financial Officer and the Executive Vice President of Human Resources and Administration are entitled to receive certain benefits and payments in the event of termination of employment following a change in control. In addition, the Chief Executive Officer and President, pursuant to their employment agreements, are entitled to certain severance benefits if terminated without cause or if FCCC breaches such agreements. The Executive Vice President of the Wealth Management Division, pursuant to a separate agreement is entitled to receive certain benefits if terminated without cause or if he resigns for good reason, including following a change of control. Through these agreements, FCCC provides severance protection that is competitive with market practices, reflects the difficulty executive officers have in finding comparable jobs in a short time and are appropriate for the circumstances that lead to an executive's termination of employment.

        Under these agreements, payments would be triggered in the event of certain transactions that would result in a significant change in FCCC's ownership or control, but only if within the two year period following the event (except in the case of the Executive Vice President of the Wealth Management Division), the executive officer actually experiences a loss of employment, is required to relocate or experiences a significant diminution of his or her job responsibilities. The purpose of these agreements is to minimize the personal distractions key executive officers may face in negotiating transactions that may be in the best interests of shareholders but present the potential for employment loss for the executive. These change in control protections are a key component of FCCC's recruitment and retention strategies for top executive talent.

        The severance and change in control payments provided to FCCC's Named Executive Officers are described in more detail in the "Severance and Change in Control" section presented below.

 SUMMARY COMPENSATION TABLE

        The following table sets forth a summary of compensation paid or accrued by FCCC for services rendered for the last fiscal year, to the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO"), and the three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at December 31, 2007 (collectively, the "Named Executive Officers"):

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
John A. Featherman, III,	2007	$353,044	—	$17,542	—	$88,039	$732	$40,391	$499,748
CEO and Chairman of	2006	341,550	—	—	—	110,671	278	41,059	493,558
FCCC and FNB
Kevin C. Quinn,	2007	$264,784	—	$17,542	—	$66,029	$2,526	$32,563	$383,444
President of FCCC and	2006	256,163	—	—	—	83,004	1,150	34,543	375,259
FNB
Clay T. Henry	2007	$189,320	$16,000	$8,771	—	$32,284	$113	$31,729	$278,218
EVP of the Wealth	2006	44,984	16,000	21,850	—		3	2,896	85,733
Management Division(6)
John E. Balzarini,	2007	$196,835	—	$8,771	—	$33,456	$1,066	$33,075	$273,204
CFO of FCCC and FNB	2006	181,125	—	—	—	47,893	160	30,181	259,359
Deborah R. Pierce,	2007	$164,741	—	$8,771	—	$28,011	$342	$28,979	$230,844
EVP of Human Resources	2006	150,075	—	—	—	39,683	127	27,413	217,298
and Administration

(1)
Amounts shown include cash compensation earned and accrued by the Named Executive Officers as well as amounts earned but deferred at the election of such officers.

(2)
During 2007, Messrs. Featherman, Quinn, Henry and Balzarini and Ms. Pierce were granted 3,000, 3,000, 1,500, 1,500 and 1,500 shares of restricted stock, respectively, one-third of which vest on the first three anniversaries of the grant date. Such grants were based upon the performance of FCCC during 2006. During 2006, Clay Henry was granted 1,000 shares of restricted stock that vested in December 2006. This column reflects the dollar amount recognized for these shares of restricted stock for financial statement reporting purposes in accordance with SFAS 123(R). The assumptions used to determine these values are discussed in footnote 1 of FCCC's consolidated financial statements for the year ending December 31, 2007.

(3)
Represents cash payments made in 2008 and 2007 with respect to annual incentive awards earned for 2007 and 2006, respectively, under the Executive Incentive Plan.

(4)
Reflects the above market portion of earnings on amounts credited to a nonqualified, supplemental retirement plan. More information regarding this nonqualified plan, including the full amount of interest credited to the account of each Named Executive Officer under the plan for 2007, is provided in the "Nonqualified Deferred Compensation Plan Table" presented below and the discussion following that table.

(5)
All other compensation consists of (i) discretionary profit sharing contributions to a qualified defined contribution plan in the amount of $12,600, $12,600, $10,533, $10,948 and $9,020 for Messrs. Featherman, Quinn, Henry and Balzarini and Ms. Pierce, respectively; (ii) contributions to a non-qualified, supplemental retirement plan in the amount of $10,592, $7,944, $5,550, $5,905,and $4,942 for Messrs. Featherman, Quinn, Henry and Balzarini and Ms. Pierce, respectively; (iii) matching contributions to the 401(k) plan accounts in the amount of $13,256, $8,413, $6,841, $7,417 and $6,212 for Messrs. Featherman, Quinn, Henry and Balzarini and Ms. Pierce, respectively; (iv) the cost related to the personal use of an employer-leased automobile of $3,133 and $2,796 for Messrs. Featherman and Quinn, respectively; (v) payment of an automobile allowance in the amount of $8,400 for each of Mr. Henry, Mr. Balzarini, and Ms. Pierce, (vi) dividends on unvested restricted stock in the amount of $810 for Messrs. Featherman and Quinn and $405 for Messrs. Henry and Balzarini and Ms. Pierce. As described in the Compensation Discussion & Analysis, Messrs. Featherman and Quinn may also use certain country clubs with whom FNB holds corporate memberships for personal purposes, however, Messrs. Featherman and Quinn each pay the costs incurred for their personal use, so no incremental cost is borne by FNB.

(6)
Clay T. Henry joined FNB in October 2006 as Executive Vice President of the Trust and Investment and Wealth Advisory Services Division. Mr. Henry was hired with a base salary of $185,000 and received a cash signing bonus of $32,000 (payable in two installments) and an award of restricted stock of 1,000 shares.

Employment Agreements

        Effective June 27, 2008, FCCC and FNB entered into new employment agreements with John A. Featherman, III, Chairman and Chief Executive Officer, and Kevin C. Quinn, President (collectively, the "Senior Executives"), replacing the previously effective employment agreements as of January 1, 2008. The provisions of each of the employment agreements are substantially the same except for specific terms relating to Mr. Featherman and Mr. Quinn's respective positions, responsibilities, terms, compensation and benefits. The following discussion, therefore, describes each of the employment agreements, noting the differences where they occur.

        Pursuant to their respective employment agreements, Mr. Featherman is serving as the Chief Executive Officer and Chairman of the Boards of Directors of FCCC and FNB, and Mr. Quinn is serving as the President of FCCC and FNB. During the term of the employment agreements, their respective employment shall continue in the same positions. As compensation under the employment agreements, the Senior Executives shall receive salaries and benefits as determined by the Board of Directors of FCCC from time to time, but which may not be materially less than that which they received as of the date of employment agreements. Each of the employment agreements is for a term of three years, commencing January 1, 2008 and terminating December 31, 2010. After December 31, 2010, the term of Mr. Featherman's employment agreement may be renewed for additional one year periods with approval of the Board of Directors of FCCC. On January 1, 2009 and on each succeeding January 1, the term of Mr. Quinn's employment agreement automatically extends for one year unless FCCC or Mr. Quinn provide written notice of termination or agree to a mutually acceptable date to terminate his employment agreement.

        Pursuant to the employment agreements, the Senior Executives are entitled to certain payments and benefits under the employment agreements in the event of termination of employment under certain circumstances. If FCCC terminates a Senior Executive without cause, a Senior Executive terminates his own employment following FCCC's breach of the employment agreement, or FCCC terminates a Senior Executive at the end of his respective term or extension thereof, FCCC will be obligated to continue to pay the Senior Executive's salary, bonus and fringe benefits for twenty-four months following such termination of employment. If Senior Executive's employment is terminated by FCCC without cause or by the Senior Executive, and such termination is within two years after a change in the ownership or effective control of FCCC, FCCC will be obligated to continue to pay the Senior Executive's salary, bonus and fringe benefits for the three year period following such termination of employment. If it is determined that any payment to the Senior Executive is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax imposed by federal, state or local law, the Senior Executive will receive a payment sufficient to pay the excise or similar tax which will not be deductible by FCCC or FNB. Under the employment agreements, a termination without cause means a termination by FCCC for any reason other than the Senior Executive's conviction of a felony or misdemeanor involving fraud, dishonesty or moral turpitude, the Senior Executive's breach of any material provision of the employment agreement or the Senior Executive's substantial failure to perform his duties under the employment agreement. Under the employment agreements, a change in the ownership or effective control of FCCC occurs as defined under applicable sections of the Internal Revenue Code.

        During the term of the employment agreements and for one year thereafter, a Senior Executive may not be employed by any other bank or financial institution doing business in Chester County, Pennsylvania, may not employ or seek to employ any person employed by FCCC or FNB, or solicit any customers or vendors of FCCC or FNB for the benefit of any such other bank or financial institution, unless the applicable employment agreement is terminated by the Senior Executive due to a breach of the employment agreement by FCCC or FNB or if the Senior Executive's employment is terminated due to a change in ownership or effective control.

        Mr. Balzarini, Mr. Henry and Ms. Pierce do not have written employment agreements with FCCC or FNB and their employment is at will. However, each of Mr. Balzarini and Ms. Pierce have entered into Change of Control, Non-Compete, and Non-Disclosure Agreements with FNB (each, a "Change of Control Agreement"), and Mr. Henry has entered into a Separation Benefits Agreement with FNB. Each Change of Control Agreement and the Separation Benefits Agreement will continue in effect as long as the executive is actively employed by FNB. Each of these agreements provides certain payments and benefits in the event of termination of employment under certain circumstances following a "change of control." These potential payments are described in more detail in the section entitled "Potential Payments upon Termination or Change of Control."

GRANTS OF PLAN-BASED AWARDS DURING 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)
							Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Stretch ($)	Maximum ($)(A)
John A. Featherman, III, CEO and Chairman of FCCC and FNB	3/8/07	$42,421	$53,026	$106,051	$123,726	3,000	$63,150
Kevin C. Quinn, President of FCCC and FNB	3/8/07	$31,815	$39,769	$79,539	$92,795	3,000	$63,150
Clay T. Henry, EVP of the Wealth Management Division	3/8/07	$13,339	$17,150	$41,921	$53,354	1,500	$31,575
John E. Balzarini, CFO of FCCC and FNB	3/8/07	$13,822	$17,772	$43,442	$55,290	1,500	$31,575
Deborah R. Pierce, EVP of Human Resources and Administration	3/8/07	$11,573	$14,880	$36,372	$46,292	1,500	$31,575

(A)
The actual amount paid may exceed the maximum amounts presented in this column if actual performance exceeds the pre-established optimum company performance goals.

        For fiscal year 2007, the Named Executive Officers were awarded an annual incentive opportunity under the Executive Incentive Plan, or EIP, based on the attainment of certain pre-established company and individual goals. The performance criteria established for fiscal year 2007 included Return on Equity and Net Income as more fully described in the Compensation, Discussion & Analysis section presented above. The dollar amount of the possible payouts for achieving the threshold, target or maximum levels of performance during 2007 are shown in the above table. The amounts actually earned by and paid to the Named Executive Officers based on performance achieved for 2007 are reflected in the Summary Compensation Table under the column, "Non-equity Incentive Plan Compensation." There were no estimated future payouts under equity incentive plan awards for 2007 and, during 2007, there were no stock options granted. Accordingly, these columns were omitted from the table.

        In fiscal year 2007, long-term incentives were granted to the Named Executive Officers in the form of restricted stock awards based upon FCCC's performance in 2006. These restricted stock awards were granted on March 8, 2007 and vest based on service, one-third on each of the first three anniversaries of the grant date. These restricted stock awards will become fully and immediately vested in the event of death, disability, retirement or a change of control.

 OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

	Option Awards				Stock Award
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(A)	Market Value of Shares or Units of Stock That Have Not Vested ($)(B)
John A. Featherman, III,	1,100	—	$19.209	3/17/2008	3,000	$52,140
CEO and Chairman of	3,300	—	$16.082	9/30/2008
FCCC and FNB	1,100	—	$18.295	4/15/2009
	4,400	—	$13.409	9/30/2009
	2,200	—	$12.557	9/29/2010
	2,200	—	$14.100	9/28/2011
	2,200	—	$12.727	9/30/2012
	2,200	—	$24.795	1/3/2015
Kevin C. Quinn,	6,217	—	$16.082	9/30/2008	3,000	$52,140
President of FCCC	2,583	—	$16.082	9/30/2008
and FNB	7,457	—	$13.409	9/30/2009
	1,343	—	$13.409	9/30/2009
	4,400	—	$12.557	9/29/2010
	4,400	—	$13.864	12/7/2011
	4,950	—	$13.636	11/15/2012
	1,100	—	$24.795	1/3/2015
Clay T. Henry,	—	—	—	—	1,500	$26,070
EVP of the Wealth
Management Division
John E. Balzarini,	—	—	—	—	1,500	$26,070
CFO of FCCC and
FNB
Deborah R. Pierce,	—	—	—	—	1,500	$26,070
EVP of Human
Resources and
Administration

(A)
Shares were granted on March 8, 2007 and vest one-third on each of the first three anniversaries of the grant date.

(B)
Market value was determined based on the quoted market bid price on the grant date.

 OPTION EXERCISES AND STOCK VESTED DURING 2007

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(A)
John A. Featherman, III, CEO and Chairman of FCCC and FNB	2,200	$8,050
Kevin C. Quinn, President of FCCC and FNB	6,600	$29,100
Clay T. Henry, EVP of the Wealth Management Division	—	$—
John E. Balzarini, CFO of FCCC and FNB	—	$—
Deborah R. Pierce, EVP of Human Resources and Administration	—	$—

(A)
The value realized on exercise is the difference between the market value of the shares on the exercise date and the exercise price.

        No outstanding stock awards vested during 2007; accordingly, the columns relating to stock vesting are omitted.

NONQUALIFIED DEFERRED COMPENSATION TABLE AS OF DECEMBER 31, 2007

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
John A. Featherman, III, CEO and Chairman of FCCC and FNB	—	$10,592	$2,262	—	$34,311
Kevin C. Quinn, President of FCCC and FNB	—	$7,944	$7,805	—	$103,459
Clay T. Henry, EVP of the Wealth Management Division	—	$5,550	$349	—	$7,192
John E. Balzarini, CFO of FCCC and FNB	—	$5,905	$3,294	—	$70,554
Deborah R. Pierce, EVP of Human Resources and Administration	—	$4,942	$1,057	—	$15,410

(1)
Amounts shown include the above market earnings reported in the Summary Compensation Table.

        The amounts reflected in the above Table relate to benefits credited to the accounts of the Named Executive Officers under the Supplemental Benefit Retirement Plan ("SBRP"), an unfunded, nonqualified deferred compensation plan established for the benefit of certain executives selected for participation by FCCC's3 Board. Each year under the SBRP, the account of a participating executive is credited with an amount equal to 3% of his or her base salary for the year. The executive's account is also annually credited with interest based on the prime rate in effect as of the last business day of December as reported in the Wall Street Journal. Participating executives also may elect to defer a portion of their salary and bonus to the SBRP accounts on a pre-tax basis each year. Benefits earned under the SBRP are fully vested at all times.

        Payments under the SBRP will commence as of the earliest to occur of the executive's termination of employment, attainment of age 65 or the 25th year from the first date the executive elected to defer compensation under the SBRP. As elected by the executive, payments will be made in either a lump sum or installments over a period of five, ten or fifteen years.

Potential Payments upon Termination or Change of Control

Senior Executive Agreements

        Pursuant to the employment agreements, Mr. Featherman and Mr. Quinn are entitled to certain payments and benefits in the event of termination of employment under certain circumstances. If FCCC terminates a Senior Executive without cause, a Senior Executive terminates his own employment following FCCC's breach of the employment agreement, or FCCC terminates a Senior Executive at the end of his respective term or extension thereof, FCCC will be obligated to continue to pay the Senior Executive's salary, bonus and fringe benefits for twenty-four months following such termination of employment. If a Senior Executive's employment is terminated by FCCC without cause or by a Senior Executive, and such termination is within two years after a change in the ownership or effective control of FCCC, FCCC will be obligated to continue to pay the Senior Executive salary, bonus and fringe benefits for the three year period following such termination of employment. If it is determined that any payment to a Senior Executive is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax imposed by federal, state or local law, the Senior Executive will receive a payment sufficient to pay the excise or similar tax which will not be deductible by FCCC or FNB. Under the employment agreements, a termination "without cause" means a termination by FCCC for any reason other than a Senior Executive's conviction of a felony or misdemeanor involving fraud, dishonesty or moral turpitude, a Senior Executive's breach of any material provision of the employment agreement or a Senior Executive's substantial failure to perform his duties under his respective employment agreement. Under the employment agreements, a change in the ownership or effective control of FCCC occurs as defined under applicable sections of the Internal Revenue Code.

        Benefits that would have been payable to Messrs. Featherman and Quinn assuming that termination of employment occurred as of December 31, 2007 and resulted from termination (i) by FCCC without cause, (ii) by the executive officer due to FCCC's breach of the respective employment agreements, or (iii) at the end of his respective term or extension thereof would have been $1,066,686 and $854,824, respectively, and, if the termination was within two years following a Change of Control, would have been $2,308,839 and $1,869,268, respectively, including payments to make the Senior Executive whole for the imposition of excise taxes under Section 4999 of the Internal Revenue Code.

Termination and Change of Control Agreements

        Mr. Balzarini and Ms. Pierce are entitled to certain payments and benefits under the Change of Control Agreements in the event of termination of employment under certain circumstances following a "Change of Control." Under the Agreements, if the executive's employment is terminated by FCCC without "Cause" or by the executive for "Good Reason" within two years following a Change of Control, FCCC will be obligated to continue to pay the executive's salary, bonus and fringe benefits for the one year period following his or her termination of employment. In order to receive the payments and benefits under the Change of Control Agreements, the executive must execute any release of claims that he or she may have pursuant to the Agreement. Any payments to be made to the executive will be reduced to the extent that the payments would not be deductible by FNB (in whole or in part)

under Section 280G of the Internal Revenue Code. Also, in the event of a "Change in Ownership or Effective Control," as defined under the Executive Incentive Plan, all equity awards issued to Mr. Balzarini and Ms. Pierce will become 100% vested. Under the Executive Incentive Plan, the term "Change in Ownership or Effective Control" has the meaning provided under IRC Section 409A and applicable regulations.

        Under the Change of Control Agreements, a termination without "Cause" means a termination by FCCC for any reason other than the executive's conviction of any crime involving dishonesty or breach of trust or any felony or crime involving moral turpitude or the failure of the executive to perform his or her duties reasonably assigned by the Board. A termination by the executive for "Good Reason" under the Change of Control Agreements means the executive's termination of his or her employment because of a material adverse change in his or her status, responsibilities or benefits; a failure to be nominated or elected to his or her current officer position; an assignment of duties inconsistent with his or her current officer position; a 10% or more reduction in his or her annual salary or bonus; or a requirement to relocate more than a certain distance from his or her current office.

        A "Change of Control" occurs under the Change of Control Agreements in the event:

  •
  FCCC's shareholders approve any plan of liquidation or dissolution;

  •
  FCCC's shareholders approve the sale of substantially all of FCCC's assets;

  •
  FCCC's shareholders approve any merger or consolidation with another company other than a merger or consolidation that will result in persons who are shareholders of FCCC prior to the transaction owning 50% or more of the stock of FCCC resulting from the merger or consolidation;

  •
  any person or entity obtains voting control of more than 50% or more of FCCC's common stock; or

  •
  FCCC's directors, and those persons FCCC's directors may nominate to become directors of FCCC, cease to comprise a majority of FCCC's directors.

        Mr. Henry is entitled to certain payments and benefits under a Separation Benefits Agreement in the event of termination of his employment by FCCC without "Cause", or by Mr. Henry for "Good Reason." Under the Separation Benefits Agreement, if Mr. Henry's employment is terminated by FCCC without "Cause" or by the executive for "Good Reason", FCCC will be obligated to continue to pay the executive's salary, bonus and fringe benefits for the one year period following his termination of employment. In order to receive the payments and benefits under the Separation Benefits Agreement, Mr. Henry must execute a release of any claims that he may have against FNB. Any payments to be made to Mr. Henry will be reduced to the extent that the payments would not be deductible by FNB (in whole or in part) under Section 280G of the Internal Revenue Code.

        Under the Separation Benefit Agreement, a termination without "Cause" means a termination by FCCC for any reason other than (i) the executive's conviction of, or plea of guilty or nolo contendere to, any crime involving dishonesty or breach of trust or any felony or crime involving moral turpitude or a violation of certain securities laws, (ii) the failure of the executive to perform his or her duties reasonably assigned by the Board, (iii) executive's willful failure to comply with good faith lawful instructions as to the operations of FNB and the conduct of its officers, (iv) the executive's intentional violation of the conditions of his employment, (v) the executive's dishonesty or gross negligence in the performance of his duties, (vi) conduct on the part of the executive that would bring discredit to FNB if publicly disclosed, (vii) the executive's breach of fiduciary duty involving personal profit or benefit, directly or indirectly, to the executive's family, friends or affiliated entities, (viii) the executive's violation of any law, rule or regulation governing banks or bank officers or the recommendation or order issued by a bank regulatory authority that the executive be removed from employment with FNB, (ix) a material breach by the executive of FNB's Code of Conduct, (x) the executive's unlawful discrimination, including harassment, against FNB's employees, customers, business associates, contractors or visitors, (xi) any final removal or prohibition order to which the executive is subject by a federal banking agency pursuant to Section 8(c) of the Federal Deposit Insurance Act, (xii) any act of fraud or misappropriation by the executive, or (xiii) any intentional misrepresentation of a material fact, or intentional omission of information necessary to make the information supplied not materially misleading in any application or other information provided from time to time by the executive to FNB or any director, officer of other representative of FNB in connection with the executive's employment with FNB and performance of the executive's duties as an employee of FNB. A termination by the executive for "Good Reason" under the Separation Benefit Agreement means the executive's termination of his employment following a Change of Control (as defined in the Change of Control Agreements) or for any of the "Good Reasons" set forth above for the Change of Control Agreements.

        Benefits that would have been payable to Mr. Balzarini and Ms. Pierce assuming that termination of employment occurred as of December 31, 2007 and resulted from termination (i) by FCCC without cause or (ii) by the executive officer for good reason, in each case following a change of control, would have been $275,551 and $241,065, respectively. Benefits that would have been payable to Mr. Henry assuming that termination of employment occurred as of December 31, 2007 and resulted from termination (i) by FCCC without cause or (ii) by the executive officer for good reason, including a change of control, would have been $274,922.

Compensation Committee Interlocks and Insider Participation

        The Personnel and Compensation Committee consists of Messrs. Peirce (Chairman), DeBaptiste, Waldron, Clarke, Leo and Halsted. No member of the Compensation Committee is a current or former officer or employee of FCCC or FNB.

Related Person Transactions

        Some of the directors and executive officers of FCCC, as well as members of their families and companies with which they are associated, were customers of and had banking transactions with FNB in the ordinary course of its business during 2007. All loans and commitments to lend money extended to such parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to FCCC. In the opinion of FCCC's Management, such loans and commitments do not involve more than a normal risk of collectability or present other unfavorable features.

        During 2005, FNB entered into a ten year lease of real property (with renewal options) with B.K. Campbell, Inc., of which Brian Campbell is the sole owner. The lease agreement covers real estate in Oxford, PA where FNB has a branch office. The agreement calls for FNB to pay B.K. Campbell, Inc. a monthly rent of $15,195, subject to periodic adjustment. During 2007, FNB entered into a ten year lease of real property (with renewal options) with Beiler Campbell, Inc., of which Brian Campbell is the sole owner. The lease agreement covers real estate in Kennett Square, PA where FNB opened a new branch office in January 2008. The agreement calls for FNB to pay Beiler Campbell, Inc., a monthly rent of $10,000, subject to periodic adjustment.

Approval of Related Party Transactions

        FCCC has several policies which apply to transactions involving FCCC and any of its subsidiaries and any director, executive officer, 5% beneficial owner and their related interests. These include the following: (i) Policy Regarding Related Person Transactions, (ii) the Conflict of Interest provisions in the Code of Conduct (Ethics) and (iii) the Loans to Insiders—Regulation O Policy. The key elements of each of these policies is summarized below.

Policy Regarding Related Person Transactions

        This policy applies to transactions that involve (i) separately or together with all other transactions involving the same Related Person, $100,000 or more, in the aggregate, in any calendar year (or if the aggregate amount of periodic or other payments exceeds such amount), (ii) FCCC or any of its subsidiaries as a participant, and (iii) any Related Person, directly or indirectly, as a participant. Certain transactions are exempt from this policy based upon conformity to SEC exemptions. For purpose of this policy, a Related Person is a (a) person who is (or was at anytime since the beginning of the last fiscal year for which FCCC has filed an annual report on Form 10-K) an executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of FCCC's common stock, (c) immediate family member of any of the foregoing, or (d) any firm, corporation or other entity (including a trust) in which any of the foregoing persons is a partner, owner, principal having a 5% or greater beneficial interest or that employs any of the foregoing persons. An "immediate family member" means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and any person (other than tenant or employee) sharing the household of such Related Person.

        A transaction subject to this policy must be reviewed and approved or ratified by the Corporate Governance and Nominating Committee. If the incremental amount involved is expected to be less than $50,000, the transaction may be approved or ratified by the Chair of the Committee. If the related person is a director of FNB, and the transaction involves a contract for, or purchase of any securities or other property, then the transaction must also be approved by a majority of the Board of Directors of FNB who are not interested in the transaction. As part of its review of a subject transaction, the Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than the terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in the transaction. Transactions involving ongoing relationships with a Related Person will be reviewed and assessed at least annually by the Committee to ensure that such transaction remains appropriate and in compliance with the Committee's guidelines. The Committee's activities with respect to the review and approval or ratification of all subject transactions are reported to the Board of Directors.

Insider Lending—Regulation O Policy

        This policy applies to loans and other extensions of credit made by FNB to its executive officers, directors and 10% shareholders of FCCC (the "Insiders"). Certain extensions of credit are exempt from this policy based upon conformity to Regulation O exemptions. Extensions of credit to Insiders must be on substantially the same terms as comparable extensions of credit to non-insiders. This includes interest rates, term, collateral requirements, fees and underwriting standards. An extension of credit to the Insider must be approved by a majority of the full Board of Directors of FNB when the total credit exposure to the Insider exceeds $500,000. All extensions of credit to an executive officer not requiring approval of the Board must be reported to the Board at the next regularly scheduled Board meeting. FNB has designated a Regulation O Officer to monitor compliance with these procedures.

Code of Conduct (Ethics)

        The Code of Conduct (Ethics) of FCCC and FNB requires that employees, including officers, avoid conflicts of interest situations. The types of transactions covered by the policy are those where an officer's or employee's personal or financial interest or relationship may influence or appear to influence the officer or employee's judgment on matters affecting FNB. In addition, the policy complies with the Bank Bribery Amendments Act of 1985 which makes it unlawful for any director, officer or other employee to corruptly solicit or demand for the benefit of any person, or corruptly accept or agree to accept, anything of value from any person intending to be influenced or rewarded in connection with any business or transaction of such institution. In the case of a director or an executive officer, any disclosure required under this policy is to be submitted to the Chairman of the Board for review by the Board of Directors. The Board may delegate the review to an independent committee of the Board. Any waiver of the Code of Conduct for the Chief Executive Officer, Chief Financial Officer, or Controller may be permitted only if approved by the Board of Directors of FCCC or an independent committee of the Board of Directors of FCCC.

Director Independence

        The Board of Directors of FCCC has determined that eight of its twelve current members are independent as defined by Rule 4200 of the NASDAQ listing standards. Upon consummation of the transaction, it is expected that Mr. Deitch will join the Board of Directors. Mr. Deitch will not be independent as defined by Rule 4200 of the NASDAQ listing standards due to his expected employment with FCCC. The directors who have been determined to be independent are Mr. Peirce, Mr. DeBaptiste, Mr. Waldron, Mr. Halsted, Mr. Clarke, Ms. Hanson, Mr. Leo, and Ms. Johnson-Porter.

        In making the determinations of independence and non-independence, the Board considered certain transactions, relationships and arrangements that are described in the "Related Person Transactions" section above as well as the following: (i) Mr. Waldron's role as an agent of Arthur Hall Insurance Group, a provider of insurance services to FCCC and FNB, (ii) Mr. Halsted's former role as Principal, and his current role as Counsel, to Gawthrop, Greenwood & Halsted, a law firm that provides legal services to FNB, from time to time, (iii) Mr. Naylor's role as CEO of The Elite Group of Companies, a group of businesses providing consulting and administrative services in the areas of employee benefits, payroll, human resources, retirement plans and insurance to FNB and with whom FNB has a joint marketing agreement, and (iv) the employment relationships FCCC and FNB have with Mr. Featherman and Mr. Quinn. In addition, the Board considered that some of the directors of FCCC, as well as members of their families and companies with which they are associated, are customers of FNB.

        FCCC has a standing Audit Committee. The Audit Committee consists of the following members: M. Robert Clarke (Chairman), Clifford E. DeBaptiste, David L. Peirce, J. Carol Hanson, and Edward A. Leo. In the opinion of the Board of Directors, each of the members of the Audit Committee is independent as defined by Rule 4200 of the NASDAQ listing standards.

        FCCC has a standing Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee consists of the following members: John S. Halstead (Chairman), M. Robert Clarke, J. Carol Hanson, David L. Peirce and Lynn Johnson-Porter. In the opinion of the Board of Directors, each of the members of the Corporate Governance and Nominating Committee is independent as defined by Rule 4200 of the NASDAQ listing standards.

        FCCC has a standing Personnel and Compensation Committee. The Personnel and Compensation Committee consists of the following members: David L. Peirce (Chairman), Clifford E. DeBaptiste, John B. Waldron, M. Robert Clarke, Edward A. Leo and John S. Halstead. In the opinion of the Board of Directors, each of the members of the Personnel and Compensation Committee is independent as defined by Rule 4200 of the NASDAQ listing standards.

 Information with Respect to American Home Bank

Description of Business

        AHB and its subsidiaries are engaged in full service community banking business, with a primary focus on mortgage-banking activities. AHB was organized in 2001 under the banking laws of the United States and is headquartered in Mountville, Lancaster County, Pennsyvlania. AHB currently conducts its business through two deposit taking offices located in Lancaster and Cumberland counties in Southeastern Pennsylvania and through an on-line Internet application site. AHB's mortgage-banking business serves customers in the middle-Atlantic sttes, principally Pennsylvania, Maryland, New Jersey and Delaware, and is conducted through 52 loan production offices located primarily in those states. AHB is a member of the Federal Reserve System and its deposts are insured by the Federal Deposit Insurance Corporation. As used in this proxy statement/prospectus, the term "AHB" refers to American Home Bank on a consolidated basis, inclusive of all of its subsidiaries, unless the context is clear that such reference is intended to mean only American Home Bank, National Association.

        AHB's mortgage-banking activities include providing mortgages and associated products to customers and selling most of those mortgages into the secondary market on a servicing related basis. AHB retains the servicing on a portion of the loans that it sells to Freddie Mac. The sourcing of mortgage loans is conducted through a direct, retail delivery channel comprised of retail loan offices, affiliated business arrangements with builders and realtors, and a wholesale lending operation. The wholesale operation sources loans through relationships with unrelated mortgage brokers.

        Within AHB's community banking business, particular attention and emphasis is given to the needs of individuals and small to mid-sized businesses, and delivery of financial products and services that are offered by many larger competitors. Products and services include traditional deposit products, a variety of consumer and commercial loans, residential and commercial mortgage and construction loans, wire-transfer services, and Internet banking and similar services.

Supervision and Regulation

        AHB is subject to supervision, regulation and examination by the Office of the Comptroller of the Currency and secondary regulation by the Federal Deposit Insurance Corporation and must comply with federal, state and local laws and regulations applicable to the origination of mortgage loans in each of the jurisdictions in which it conducts business. Among the laws that AHB must comply with are The Community Reinvestment Act, Financial Services Modernization Act of 1999, and The USA Patriot Act and various regulations restricting dividend and requiring minimum capital levels. Such laws and regulations are discussed more fully under "Information with Respect to First Chester County—Supervision and Regulation."

Management's Discussion and Analysis of Financial Condition and Results of Operations

        In this section, unless otherwise indicated, dollar amounts that are in the thousands are presented and described as whole numbers. This approach is consistent with AHB's past practice and the presentation in "Financial Statements of American Home Bank," beginning on page     . Please note that this approach differs from the presentation in FCCC's "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page     and "Consolidated Financial Statements of First Chester County," beginning on page     . In those sections, unless otherwise indicated, dollar amounts that are in the thousands are presented and described as thousands.

Critical Accounting Policies

        AHB's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, the consolidated financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the consolidated financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. When applying accounting policies in such areas that are subjective in nature, management must use its best judgment to arrive at the carrying value of certain assets and liabilities. Below is a discussion of AHB's critical accounting policies.

         Principles of Consolidation.    The consolidated financial statements include the accounts of AHB and its wholly-owned subsidiary, American Construction Mortgage, Inc. The consolidated statements also include majority-owned or controlled subsidiary corporations and affiliated business arrangements. AHB operates Affiliated Business Arrangements ("AFBAs") for mortgage originations for builder and realtor partners. The AFBAs are limited liability companies jointly owned by AHB and the builder or realtor partner. The operations of the AFBAs are consolidated in the financial statements of the Bank. The minority ownership of the AFBA partners are shown as minority interest on the consolidated financial statements. All intercompany accounts and transactions are eliminated in the consolidation.

         Allowance for Loan Losses.    A variety of estimates impact the carrying value of the loan portfolio including the calculation of the allowance for loan losses, valuation of underlying collateral, and the timing of loan charge-offs.

        The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and the loan portfolio. Current trends in delinquencies and charge-offs, the views of AHB's regulators, changes in the size and composition of the loan portfolio, and peer comparisons are also factors. The analysis also requires consideration of the economic climate and direction and change in the interest rate environment, which may impact a borrower's ability to pay, legislation impacting the banking industry, and environmental and economic conditions specific to AHB's service areas. Because the calculation of the allowance for loan losses relies on estimates and judgments relating to inherently uncertain events, actual results may differ from AHB's estimates.

         Securities.    Securities available for sale are evaluated periodically to determine whether a decline in their value is other than temporary. The term "other than temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, as well as the reasons for the decline, to predict whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

         Deferred Income Taxes.    Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets are subject to management's judgment based upon available evidence that future realization is more likely than not.

         Loan Income Recognition.    Interest income on loans is accrued at the contractual rate based on the principal outstanding. Loan origination fees and certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual loan terms. Accrual of interest is discontinued when its receipt is in doubt, which typically occurs when a loan becomes 90 days past due as to principal or interest. Any interest accrued to income in the year when interest accruals are discontinued is generally reversed. Management may elect to continue the accrual of interest when a loan is in the process of collection and the estimated fair value of the collateral is sufficient to satisfy the principal balance and accrued interest. Loans are returned to accrual status once the doubt concerning collectibility has been removed and the borrower has demonstrated the ability to pay and remain current. Payments on non-accrual loans are generally applied to principal.

         Mortgage Loans Held for Sale.    AHB's mortgage loans held for sale consist primarily of residential mortgages. AHB's residential mortgage loans are generally underwritten and documented in accordance with guidelines established by major Wall Street firms, institutional buyers, Freddie Mac, Fannie Mae and the Federal Housing Administration. All insured loans are generally underwritten and documented in accordance with the guidelines established by Freddie Mac, Fannie Mae, the Department of Housing and Urban Development and the Veterans' Administration.

         Due from Mortgage Investors.    Due from mortgage investors represents the fair value of mortgage loans held for sale in which the loan files have been transferred to investors. Funds due from the investors normally are received within ten days of the investor taking title of the loan file.

         Mortgage Servicing Rights.    AHB recognizes an asset for mortgage servicing rights (MSRs) acquired through purchase or origination, and prior to January 1, 2007, was carried at the lower of the capitalized amount, net of accumulated amortization, or fair value. Amounts capitalized were amortized in proportion to, and over the period of, estimated net servicing income. If mortgage loans are sold with servicing retained, the total cost of the mortgage loans is allocated to the loans and servicing rights based on their relative fair values. On January 1, 2007, AHB adopted SFAS No. 156 and elected to account for all of its mortgage servicing rights at fair value, with changes in fair value reflected in the statement of operations. This election was made to enable the recognition of unrealized gains in MSRs as opposed to just impairment under the pre-existing standard. Prior to January 1, 2007, upon the sale of servicing rights, the carrying value was removed from the balance sheet and a gain or loss recognized for the excess/deficiency of the proceeds versus the carrying amount.

         Derivatives and Hedging Activity.    All derivative instruments are recognized on AHB's balance sheet at fair value. AHB records derivatives with a net positive fair value in other assets and those with a net negative fair value in other liabilities. AHB enters into forward sales commitments for both loans and mortgage-backed securities to hedge its exposure to changes in the fair value attributable to changes in interest rates of mortgages that will be sold on the secondary market. Through December 31, 2006, such forward commitments constituted and were designated as fair value hedges upon funding of the specific loan or loans being hedged. As such, both the forward commitment and hedged loan were carried in the financial statements at fair value under SFAS No. 133. Interest rate lock commitments on mortgage loans that are intended to be sold and related forward sales commitments are accounted for as free-standing derivatives. For free-standing derivatives, fair value hedges that no longer qualify for hedge accounting under SFAS No. 133, and any other derivative instruments, changes in the fair values are reported in current period operations through net revenue from sales and brokering of loans. On January 1, 2007, AHB adopted SFAS No. 159 and elected to account for mortgages held for sale at fair value. Concurrent with that election, management also began designating all forward sales commitments as free-standing derivatives and continued to account for them at fair value.

         Loan Repurchases.    AHB's sales agreements with investors who buy AHB's loans generally contain covenants which may require AHB to repurchase loans under certain provisions. These covenants are usual and customary within the mortgage banking industry. AHB maintains a reserve (included in other liabilities) for potential losses relating to these sales covenants. Virtually all of AHB's loan sales are without recourse. AHB's sales contracts may require repurchase of a loan if there are material breaches of underwriting requirements of an investor.

        Loans repurchased are accounted for under AICPA Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." Under the SOP, loans repurchased must be recorded at market value at the time of repurchase with any deficiency for recording the loan compared to proceeds paid charged to earnings. Repurchased loans are carried on the balance sheet in the loan portfolio. Any further change in the underlying risk profile or further impairment is recorded as a specific reserve in the allowance for loan losses through the provision for loan losses.

        Repurchased loans which are foreclosed upon are transferred to Real Estate Acquired Through Foreclosure at the time of ratification of foreclosure and recorded at estimated fair value. These assets remain in Real Estate Acquired Through Foreclosure until their disposition. Any declines in value during this time reduce the carrying amounts through a charge to non-interest expense.

         Real Estate Acquired Through Foreclosure.    AHB records foreclosed real estate assets at estimated fair value on their acquisition date and at the lower of such initial amount or estimated fair value less estimated selling costs thereafter. Estimated fair value is based upon many subjective factors, including location and condition of the property and current economic conditions. Because the calculation of fair value relies on estimates and judgments relating to inherently uncertain events, actual results may differ from AHB's estimates.

        Write-downs subsequent to transfer are included in our non-interest expense, along with operating income, net of related expenses of such properties and gains or losses realized upon disposition.

Cumulative Effect of Accounting Changes

        AHB adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140; Statement of Financial Accounting Standards No. 157, Fair Value Measurements; and Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115, effective January 1, 2007. The effect of adopting these statements on existing eligible items at the time of adoption is recorded as a cumulative effect of accounting change in the financial statements through Shareholders' Equity. This restatement resulted in an increase to accumulated deficit of $559,603 effective January 1, 2007.

Performance Overview—Six Month Periods Ended June 30, 2008 and June 30, 2007

        AHB's results for the six months ended June 30, 2008 continued to be significantly affected by the persistent negative trends in the residential real estate markets, which began in 2007 and worsened considerably in 2008. AHB originated $576.0 million of loans during the first six months of 2008 compared to $295.0 million for the same time period in 2007. AHB's loan originations have increased during the six month period ended June 30, 2008 over the same time period in 2007, however, the composition of originations, combined with changes in pricing structure by the secondary market participants who purchase AHB's originations, has resulted in lower gain on sale margins which has affected the overall profitability of AHB. AHB established a conforming loan wholesale division in October 2007, and exited the construction-to-permanent wholesale business in December 2007.

        AHB did not fund sub-prime loans and has not been requested to make significant repurchases of non-performing loans that have affected many competitors. AHB did, however, see delinquencies and non-performing loans increase due to the real estate downturn. AHB repurchased no loans under normal and customary recourse provisions in the six months ended June 30, 2008, compared to three loans, totaling $925,300, repurchased during the same time period of 2007. AHB does not expect significant repurchase requests in the future.

        AHB's largest category of non-interest revenue, net revenue from sales and brokering of loans, represented 86% of non-interest revenue for the six months ended June 30, 2008, and June 30, 2007. Net revenue from sales and brokering of loans increased $2.4 million, or 31%, to $10.3 million during the six month period ended June 30, 2008 compared to $7.8 million for the same time period of 2007. The composition of AHB's business also changed, with retail, affiliated business arrangements, and wholesale representing 33%, 33%, and 34% of loan originations, respectively, in 2008 compared to 43%, 50%, and 7% of loan originations, respectively, during the same time period in 2007. The change in composition is caused primarily by the expansion of the wholesale mortgage business. While this source increased originations, it generates lower net profits than retail mortgage originations or originations from affiliated business arrangements.

        AHB's total expenses increased during the six months ended June 30, 2008 compared to the same period in 2007 as a result of a $3.3 million increase in non-interest expense, caused by the expansion of the wholesale business, the addition of Vision Mortgage Capital retail division, and several affiliated business arrangements. In addition, AHB's provision for loan losses equaled $180,000 for the six months ended June 30, 2008. There was no provision during the same period of 2007.

        Return on average assets was 0.08% for the six month period ended June 30, 2008 compared to negative 0.14% in 2007. Return on average equity for the six month period ended June 30, 2008 was 1.19% compared to negative 1.41% for 2007. Both increases resulted from increased net income. Average equity to average assets was 6.57% for the six months ended June 30, 2008 compared to 9.58% for 2007. The decline in the average equity to average assets ratio resulted from the increased size of the balance sheet.

        AHB's total assets increased to $268.1 million at June 30, 2008, due to the expansion of the wholesale business, and the addition of Vision Mortgage Capital, a retail mortgage lending division, and several affiliated business arrangements in 2007. Earning assets increased by $74.8 million or 48% from $155.0 million, largely due to increases in loans held for resale increasing from $25.8 million to $76.7 million.

        Deposits increased by $50.5 million from the June 30, 2007 level of $158.1 million to $208.6 million at June 30, 2008. The additional deposits funded the growth of the loans held for sale, and loan portfolios of AHB.

        Shareholders' equity decreased $83,485, or 0.5%, reflecting the change in accumulated other comprehensive income due to the market value change of available for sale securities, and the acquisition of treasury stock.

        As a result of weakened residential real estate conditions, asset quality deteriorated due to weakened markets for residential real estate, which negatively affected certain asset quality measures. AHB increased its allowance for loan losses to $1.4 million, which totaled 31% of non-performing assets as of June 30, 2008, compared to $1.3 million, which totaled 67% of non-performing assets as of June 30, 2007, as the level of non-performing assets to total assets increased to 1.69% at June 30, 2008 from 1.01% at June 30, 2007. AHB's ratio of net charge-offs to average total loans, which excluded mortgage loans held for sale, was 0.04% in 2008 compared to 0.00% in 2007.

        Capital adequacy levels continued to exceed the levels required to maintain "well-capitalized" status as defined by banking regulation. June 30, 2008 ratios for AHB's capital leverage, Tier 1 capital to risk-weighted assets, and total capital to risk-weighted assets were 5.9%, 10.3%, and 11.2%, respectively, compared to 8.5%, 12.9%, and 14.0%, respectively, at June 30, 2007. AHB's regulatory capital levels decreased due to the increase in assets. AHB's capital ratios have trended downward since 2005, however, AHB's management does not anticipate AHB's capital ratios to fall below the "well capitalized" requirement.

Results of Operations—Six Month Periods Ended June 30, 2008 and June 30, 2007

         Net income.    AHB recorded net income of $99,582 for the six months ended June 30, 2008, compared to a net loss of $117,517 for the same time period of 2007. The following changes occurred between the two periods: net interest income increased $864,101; the provision for loan losses increased $180,000; non-interest income increased $2,834,858; and non-interest expense increased $3,301,860.

         Non-interest Income.    AHB's largest source of income is non-interest income derived from mortgage-banking activities. Non-interest income for the six month period ended June 30, 2008 totaled $11.9 million, as compared to $9.1 million for the same period of 2007, an increase of $2.8 million, or 31%, due primarily to volume in loans settled, offset by declines in the gain on sale margin. Mortgage loans settled increased in the first six months of 2008 totaled $576.0 million, compared to $295.0 million for the same period in 2007. Gain on sale margin declined 70 basis points to 1.94% on loans sold into the secondary market during the first six months of 2008, from the margin of 2.64% achieved during the same period in 2007. Wholesale loans, which comprised 34% of volume in 2008, compared to just 7% in 2007, carry significantly lower margins than retail loans, thus resulting in the overall margin decline.

        The following table shows the detail of AHB's non-interest income:

	Six Months Ended June 30,
	2008	2007
Net revenue from sales and brokering of loans	$10,256,474	$7,831,699
Servicing and other fees	1,667,030	1,191,947
Gain on sale of securities	—	65,000
Other	26,250	26,250

	$11,949,754	$9,114,896

        Net revenue from sales and brokering of loans is the sum of origination fees, brokering fees, gain on sale of mortgages, all net of delivery fees associated with the respective loans.

         Net Interest Income/Margins.    Net interest income, which comprises 13% of total revenues, increased from $1.6 million in the first six months of 2007 to $2.5 million in 2008. Net interest income is the difference between the interest income AHB earns on interest-earning assets, such as loans and investment securities, and the interest expense AHB pays on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income earned is determined mostly by the average balances ("volume") and the rate spreads between interest-earning assets and funding sources. The following table sets forth certain information relating to AHB's average balance sheets and reflects the average yield on interest-earnings assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated.

 AVERAGE BALANCES AND AVERAGE INTEREST RATES
(dollars in thousands)

	Six Months Ended June 30,
	2008			2007
	Average Balance	Interest	Rate%	Average Balance	Interest	Rate%
Assets
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$15,418	$206	2.67%	$16,369	$439	5.36%
Investment securities, including restricted bank stocks	14,022	310	4.42%	17,790	501	5.64%
Mortgage loans held for sale	97,007	2,833	5.84%	26,010	1,050	8.07%
Loans	117,683	4,195	7.13%	102,744	3,405	6.63%

Total earning assets	244,130	7,544	6.18%	162,913	5,395	6.62%
Non-interest-earning assets	10,751			10,687

Total assets	$254,881			$173,600

Liabilities and Shareholders' Equity Savings, NOW, and money market	$22,371	409	3.66%	$17,049	364	4.27%
Deposits
Time deposits	164,283	3,896	4.74%	121,000	3,089	5.11%

Total interest-bearing deposits	186,654	4,305		138,049	3,453
FHLB advances and other borrowings	38,995	795	4.08%	8,218	340	8.27%

Total interest-bearing liabilities	225,649	5,100	4.52%	146,267	3,793	5.19%
Non-interest bearing liabilities	12,488			10,702
Shareholders' equity	16,744			16,631

Total liabilities and shareholders' equity	$254,881			$173,600

Net interest income(1)		$2,444			$1,602

Net interest spread			1.66%			1.43%

Net yield on interest-earning assets			2.00%			1.97%

(1)
For the purpose of this analysis, net interest income does not include loan fees.

        Net interest income for the six months ended June 30, 2008 increased primarily due to higher levels of earning assets coupled with a 3 basis point increase in the net interest margin. The yield on average earning assets decreased from 6.62% for 2007 to 6.18% for 2008, and the rates on average interest-bearing liabilities decreased from 5.19% for 2007 to 4.52% for 2008. Rates on both earning assets and interest-bearing liabilities decreased due to decreased market interest rates, as the Federal Open Market Committee reacted to the widening financial fallout of sub-prime lending. The overnight rate at June 30, 2007 was 5.25%, declining to 2.00% at June 30, 2008.

        Interest on loans held for resale increased from $1.1 million for the six months ended June 30, 2007 to $2.8 million for the same time period in 2008, due to higher levels of loans held for resale, resulting from increased mortgage origination volume. Average balances and yields earned on loans increased $14.9 million and 50 basis points respectively, from June 30, 2007 to June 30, 2008. Net yield on interest-earning assets is a key performance measure for AHB's net interest income. Net yield on interest-earning assets is affected by loan pricing, mix of earning assets, and distribution and pricing of deposits and borrowings. AHB's net yield on interest-earning assets (net interest income divided by average earning assets) increased to 2.00% for the six months ended June 30, 2008, as compared to 1.97% for the comparable period in 2007, as rates on interest-bearing liabilities decreased more than the decreases in the rates on earning assets.

         Provision for Loan Losses.    For the six month period ending June 30, 2008, a provision of $180,000 was added to the allowance and net charge-offs for the year were $25,000, or 0.04%, annualized, of average loans (excluding mortgage loans held for sale). During the same time period of 2007, no addition to the allowance was made and a net recovery of $375 occurred. AHB's underwriting standards are based upon industry and investor guidelines. AHB has maintained a credit policy that funded primarily conventional, FHA and VA loans. AHB avoided funding sub-prime loans, option ARMs and other products that management believed contained additional risk layers. The products offered and distribution channels utilized are reviewed periodically by management based upon market conditions and other factors. AHB believes its mortgage portfolio is adequately collateralized, and considers the loan loss ratio of 1.15% adequate at June 30, 2008, based on a careful review of the credit quality of the loan portfolio.

         Non-interest Expense.    Non-interest expense increased $3.3 million, or 30%, to $14.2 million for the six month period ended June 30, 2008 compared to $10.9 million for the same period of 2007.

        Salary and employee benefits expenses increased $2.2 million, or 34%, due to additional personnel costs for staffing hired to support the expansion of mortgage banking activities. Total mortgage banking salaries and employee benefits for the six months ended June 30, 2008 were $7.2 million, including commission earnings of $3.4 million paid to commissioned loan officers. This compares to $5.2 million, and $2.3 million, respectively for the same time period of 2007. Occupancy expenses increased $237,828 to $1.2 million for the six month period ended June 30, 2008 from $975,375 in 2007, primarily due to additional loan production offices opened by new affiliated business arrangements and divisions. Advertising, marketing, and business development expenses increased $408,733 to $855,412 for the six month period of 2008, as a result of additional affiliated business arrangements and divisions. Outside services increased $159,729, or 108%, over the same time period of 2007. AHB management elected to contract for the use of an automated mortgage closing package service which has increased the efficiency of AHB's closing process.

        The following table shows the detail of non-interest expense:

	Six Months Ended June 30,
	2008	2007
Salaries and employee benefits	$8,802,256	$6,554,740
Occupancy	1,213,203	975,375
Furniture and equipment	351,727	322,078
Advertising, marketing and business development	855,412	446,679
Data processing	362,750	429,314
Professional services	591,535	440,200
Telephone and communications	244,336	169,392
Office supplies and postage	260,511	225,806
Outside services	306,999	147,270
Other	724,610	577,236
Minority interests	470,555	593,944

	$14,183,894	$10,882,034

         Income Tax Expense.    No provision for income taxes was made in either period presented. AHB has approximately $3.2 million of net operating loss carry-forwards which begin to expire in the year 2022. AHB has concluded that the net recorded deferred tax assets are realizable (on a more likely than not basis) through the combination of future reversals of existing temporary differences, certain tax planning strategies, and expected future taxable income.

Financial Condition at June 30, 2008 Compared to December 31, 2007

        At June 30, 2008, total assets were $268.1 million as compared to $266.4 million at December 31, 2007, an increase of 0.6%. Earning assets decreased $11.6 million or 5% to $229.8 million from $240.9 million. The decline in earning assets was mainly due to the decrease in mortgage loans held for sale of $22.3 million, partially offset by increases in short-term investments of $12.6 million and due from mortgage investors of $14.4 million. AHB also experienced an increase in deposits of $30.2 million, partially offset by a decrease in Federal Home Loan Bank borrowings of $28.0 million.

        AHB continues to develop its bank branching and mortgage loan office network, expand its commercial and retail business development efforts, and successfully develop and market its deposit and loan products. However, AHB did experience the effects of the continued housing downturn which resulted in lower mortgage held for sale balances.

         Securities.    The investment portfolio at June 30, 2008, is comprised of highly marketable securities, 100% secured by the U.S. Government or U.S. Government agencies. AHB utilizes the investment portfolio as part of its overall asset/liability management practices to enhance interest revenue while providing necessary liquidity for the funding of loan growth or deposit withdrawals. As of June 30, 2008, all of AHB's securities were classified as available for sale.

        AHB's securities available for sale portfolio composition is as follows:

	June 30, 2008	December 31, 2007
Government sponsored agencies	$6,184,890	$6,326,279
Mortgage-backed security	999,804	1,182,123

	$7,184,694	$7,508,402

         Loans.    The loan portfolio is expected to produce higher yields than investment securities and other interest-earning assets; the absolute volume and mix of loans and the volume and mix of loans as a percentage of total earning assets is an important determinant of AHB's net interest margin.

        The following table sets forth the composition of the loan portfolio as of June 30, 2008 and December 31, 2007:

	June 30, 2008	December 31, 2007
Real estate—construction	$52,269,351	$58,639,312
Residential mortgage	38,188,954	38,259,239
Consumer	233,666	161,064
Small business	30,997,395	25,157,974

	121,689,366	122,217,589
Allowance for loan losses	(1,403,974)	(1,249,193)

Net Loans	$120,285,392	$120,968,396

        Real estate—construction loans are primarily loans made directly to homeowners to construct a single-family owner-occupied home, and are generally one-close construction loans that modify to a salable permanent mortgage loan.

        During 2007, AHB repurchased $1.5 million in delinquent mortgage loans from investors in accordance with a covenant in AHB's sales agreement. No loans have been repurchased during 2008. At June 30, 2008, $1.2 million of those repurchased loans remained in the loan portfolio, in non-accrual status. AHB actively pursues liquidation of these loans, and as an additional mitigation to potential loss, mortgage insurance is carried on $800 thousand of the loans.

        The following table summarizes the activities in allowance for loan losses for the periods indicated:

	June 30, 2008	June 30, 2007	December 31, 2007
Beginning balance	$1,249,193	$1,277,777	$1,277,777
Provision for loan losses	180,000	—	200,000
Charge-offs	25,219	500	228,584
Recoveries	—	(875)	—

Net charge-offs (recoveries)	25,219	(375)	228,584

Ending balance	$1,403,974	$1,278,152	$1,249,193

Net charge-offs to average loans (annualized)	0.04%	0.00%	0.21%
Allowance for loans losses to total loans	1.15%	1.18%	1.02%

        Non-performing assets, expressed as a percentage of total assets, totaled 1.69% at June 30, 2008 and 1.22% at December 31, 2007. The increase as compared to June 30, 2008 reflects an increase in both real estate acquired by foreclosure, which has been written down to estimated realizable value, and non-accrual loans. The following table shows the distribution of non-performing assets and loans greater than 90 days past due at the periods indicated:

	June 30, 2008	June 30, 2007	December 31, 2007
Non-accruing loans	$3,768,000	$1,494,000	$2,574,000
Loans acquired through foreclosure	771,000	404,000	687,000

Total non-performing assets	$4,539,000	$1,898,000	$3,261,000

Loans past due 90 days and still accruing	$—	$9,000	$—

         Deposits.    AHB uses deposits as the primary source of funding of loans. AHB offers individuals and businesses a wide variety of deposit accounts. These accounts include checking, savings, money market, and certificates of deposit and are obtained from communities we serve, and supplemented by a national deposit gathering network.

        Deposits totaled $208.6 million as of June 30, 2008, increasing $30.2 million or 17% from the December 31, 2007 balance of $178.4 million. The increase in deposits is primarily due to time deposits and money market accounts. Rates on certificates of deposit increased due to the competitive forces in the marketplace. The following table details the average amount and the average rate paid for each category of deposits as of June 30, 2008 and December 31, 2007:

	June 30, 2008		December 31, 2007
(in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
NOW accounts	$1,929	1.80%	$2,497	3.19%
Money market accounts	20,138	3.89%	15,477	4.41%
Savings accounts	304	1.60%	262	2.29%
Certificates of deposit	164,283	4.74%	130,308	5.31%

Total interest-bearing deposits	186,654	4.62%	148,544	5.17%
Non-interest bearing demand deposits	8,959		8,943

Total deposits	$195,613	4.41%	$157,487	4.87%

         Shareholders' Equity and Capital Adequacy.    At June 30, 2008, shareholders' equity totaled $16.9 million, a decrease of $47,036, or 0.28% from December 31, 2007. This decrease was due to an increase in unrealized losses on available for sale securities, net of tax, adjustment to equity of

$121,000, an increase in treasury stock, and partially offset by net income during the six months ended June 30, 2008.

        Banks are evaluated for capital adequacy through regulatory review of capital ratios. Shown below are AHB's capital ratios as reported to its regulator. Tier 1 capital includes common stock, surplus, and retained earnings. Total capital consists of Tier 1 capital and the allowance for loan losses. AHB exceeds both the regulatory minimums and the requirements necessary for designation as a "well capitalized" institution. As noted in previous paragraphs, the decline in AHB's risk-based capital ratios is a result of asset growth increasing at a faster rate than the capital formation.

	June 30, 2008	December 31, 2007	Regulatory Minimum	"Well Capitalized" Requirement
Tier I capital (to average assets)	5.9%	6.6%	4.0%	5.0%
Tier I capital (to risk-weighted assets)	10.3%	9.8%	4.0%	6.0%
Total risk-based capital (to risk-weighted assets)	11.2%	10.6%	8.0%	10.0%

Liquidity

        Liquidity represents AHB's ability to effectively manage cash flow to support loan demand, depositors' withdrawals, operating expenses, and potential business opportunities.

        Cash and cash equivalents (cash and due from banks, federal funds sold, and interest-bearing deposits) represents the most readily available asset to meet such demands. At June 30, 2008 cash and cash equivalents totaled $25.0 million, compared to $14.3 million at December 31, 2007. The increase in this position results from the slowdown in the mortgage market, as evidenced by the decreased balance of the mortgage loans held for sale portfolio, which declined by $22.3 million during the period. Due from mortgage investors increased $14.4 million, resulting from increased shipments, at the end of June 2008, to secondary investors. These receivables normally are collected within ten days from the date of shipment. AHB was not able to reduce its deposit or borrowing balances in the same relationship as the asset decline during the period.

        Liquidity is generated primarily from the sale of mortgage loans into the secondary market, as well as from loan maturities and normal monthly receipt of principal and interest.

        Liability liquidity is generated through AHB's deposit base and established borrowing lines. Deposits at June 30, 2008 totaled $208.6 million compared to $178.4 million at December 31, 2007. Excluding the Federal Home Loan Bank, AHB has two formal borrowing lines totaling $7.0 million with the aggregate outstanding on these lines totaling $0.

Performance Overview—Years Ended December 31, 2007 and 2006

        AHB's results for 2007 were significantly impacted by the persistent negative trends in the residential real estate markets, which began and worsened considerably in 2007. AHB originated $745.0 million of loans in 2007 compared to $698.0 million in 2006. AHB established a conforming loan wholesale division in October 2007, and exited the construction-to-permanent wholesale business in December 2007.

        AHB did not fund sub-prime loans, and has not been requested to make significant repurchases of non-performing loans that have affected many competitors. However, AHB did see delinquencies and non-performing loans increase due to the real estate downturn. AHB also repurchased seven loans, totaling $1.5 million, under normal and customary recourse provisions in 2007. No loans were repurchased in 2006. 2007 saw an upheaval in the housing and mortgage markets which prompted secondary investors to review loan purchases with increased scrutiny. AHB has responded to the market changes by adjusting its policies and procedures and does not anticipate significant repurchase requests in the future.

        AHB's largest category of non-interest revenue, net revenue from sales and brokering of mortgage loans, increased $1.2 million, or 7%, in 2007. The composition of business also changed, with retail, affiliated business arrangements, and wholesale representing 39%, 42%, and 19%, of loan originations, respectively, in 2007 compared to 51%, 43%, and 6% in 2006. This change in composition results from the expansion of the wholesale origination business, and the addition of the Vision Mortgage Capital retail division, and several affiliated business arrangements.

        AHB's total expenses increased as a result of higher non-interest expenses, which increased $1.4 million and a decrease in the provision for loan losses of $125,000.

        The return on average assets was negative 0.16% for 2007 compared to negative 0.13% in 2006. The return on average equity for 2007 was negative 1.82% compared to negative 1.45% for 2006. Average equity to average assets was 8.65% for 2007 compared to 9.25% for 2006. The decline in the average equity to average assets ratio results from the increased size of the balance sheet.

        AHB total assets increased to $266.4 million at December 31, 2007, due to the expansion of the wholesale business, the addition of Vision Mortgage Capital division retail mortgage lending division, and several affiliated business arrangements in 2007. These production sources increased mortgage loan originations by $174.1 million, causing an increase in the mortgage loans held for sale portfolio, and ultimately interest and non-interest income. Earning assets increased by $79.8 million or 50% from $160.3 million, largely due to increases in loans held for resale increasing from $21.8 million to $99.0 million.

        Deposits increased by $25.4 million from the 2006 level of $153.0 million to $178.4 million in 2007.

        Shareholders' equity increased $316,990, or 2%, reflecting the adoption of various Statements of Financial Accounting Standards discussed previously, which resulted in a $559,603 addition to shareholders' equity.

        As a result of weakened residential real estate conditions, AHB's asset quality deteriorated due to weakened markets for residential real estate, which negatively affected asset quality measures. AHB's allowance for loan losses decreased $28,584 to $1.2 million, which totaled 38% of nonperforming assets as of December 31, 2007, compared to 98% as of December 31, 2006, as the level of nonperforming assets to total assets increased to 1.22% at December 31, 2007 from 0.72% at December 31, 2006. AHB's ratio of net charge-offs to average total loans, which excluded mortgage loans held for sale, was 0.21% in 2007 compared to 0.11% in 2006.

        Capital adequacy levels continued to exceed the levels required to maintain "well-capitalized" status as defined by banking regulation. December 31, 2007 ratios for AHB's capital leverage, Tier 1 capital to risk-weighted assets, and total capital to risk-weighted assets were 6.6%, 9.8%, and 10.6%, respectively, compared to 8.1%, 13.5%, and 14.7%, respectively, at December 31, 2006. AHB's regulatory capital levels decreased due to the increase in assets.

Results of Operations—Years Ended December 31, 2007 and 2006

         Net Income.    AHB recorded a net loss of $305,448 in 2007 compared to a net loss of $245,243 in 2006.

         Non-interest Income.    AHB's largest source of income is non-interest income derived from mortgage-banking activities. Non-interest income for the year ended December 31, 2007 totaled $20.5 million, as compared to $18.6 million for the year ended December 31, 2006, an increase of $1.9 million or 10%, due primarily to increased volume of loans settled, and an increase in the gain on sale margin of 6 basis points. Mortgage loans settled in 2007 totaled $745.0 million, compared to $698.0 million for the same period in 2006. Gain on sale margin increased 6 basis points to 2.01% on loans sold into the secondary market during 2007, from the margin of 1.95% achieved during 2006. The 6 basis point improvement resulted from increased sale volume to selected secondary market investors to achieve volume incentives.

        The following table shows the detail of AHB's non-interest income:

	Years Ended December 31,
	2007	2006
Net revenue from sales and brokering of loans	$17,588,834	$16,397,796
Servicing and other fees	2,497,942	2,106,432
Gain on sale of securities	355,694	—
Other	62,924	55,709

	$20,505,394	$18,559,937

         Net Interest Income/Margins.    Net interest income decreased from $4.2 million in 2006 to $3.5 million in 2007. Net interest income is the difference between the interest income AHB earns on interest-earning assets, such as loans and investment securities, and the interest expense AHB pays on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income earned is determined mostly by the average balances ("volume") and the rate spreads between our interest-earning assets and our funding sources. The following table sets forth certain information relating to AHB's average balance sheets and reflects the average yield on interest-earnings assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated.

AVERAGE BALANCES AND AVERAGE INTEREST RATES
(in thousands)

	Years Ended December 31,
	2007			2006
	Average Balance	Interest	Rate%	Average Balance	Interest	Rate%
Assets
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$13,586	$674	4.96%	$10,576	$527	4.98%
Investment securities, including restricted bank stocks	21,112	1,197	5.67%	14,151	762	5.38%
Mortgage loans held for sale	38,478	2,660	6.91%	27,047	2,214	8.19%
Loans	108,755	7,366	6.77%	119,727	7,621	6.37%

Total earning assets	181,931	11,897	6.54%	171,501	11,124	6.49%
Non-interest-earning assets	11,602			11,092

Total assets	$193,533			$182,593

Liabilities and Shareholders' Equity Savings, NOW, and money market	$18,236	764	4.19%	$14,867	596	4.01%
Deposits
Time deposits	130,308	6,913	5.31%	128,502	5,973	4.65%

Total interest-bearing deposits	148,544	7,677		143,369	6,569
FHLB advances and other borrowings	16,432	800	4.87%	9,130	398	4.36%

Total interest-bearing liabilities	164,976	8,477	5.14%	152,499	6,967	4.57%
Non-interest bearing liabilities	11,814			13,201
Shareholders' equity	16,743			16,893

Total liabilities and shareholders' equity	$193,533			$182,593

Net interest spread			1.40%			1.92%

Net yield on interest-earning assets			1.88%			2.42%

Net interest income(1)		$3,420			$4,157

(1)
For the purpose of this analysis, net interest income does not include loan fees.

        The following table shows changes in net interest income attributable to changes in rates and changes in average balances of interest-earning assets and interest-bearing liabilities.

Change in Net Interest Income Due to Volume and Rate	Volume	Rate	Total
(in thousands)
Interest-earning assets:
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$149	$(2)	$147
Investment securities, including restricted bank stocks	394	41	435
Mortgage loans held for sale	792	(346)	446
Loans	(734)	479	(255)

Total	601	172	773

Interest-bearing liabilities:
Savings, NOW, and money market deposits	141	27	168
Time deposits	96	844	940

Total interest-bearing deposits	237	871	1,108
FHLB advances and other borrowings	355	47	402

Total	592	918	1,510

Net interest income	$9	$(746)	$(737)

        Net interest income for 2007 decreased primarily due to a 54 basis point decrease in the net interest margin. The yield on average earning assets increased from 6.49% for 2006 to 6.54% for 2007, and the rate on average interest-bearing liabilities increased from 4.57% for 2006 to 5.14% for 2007. Rates on both earning assets and interest-bearing liabilities increased due to market interest rates. Although market interest rates declined over the last half of 2007, they were still higher on average than for the same time in 2006. Rates paid on interest-bearing liabilities increased at a higher rate than yields earned on earning assets due to a mismatch caused by longer-term time deposits funding shorter-term earning assets, primarily the mortgage loans held for sale and construction portfolios.

        Interest on loans held for resale increased from $2.2 million in 2006 to $2.7 million in 2007 due to higher levels of loans held for resale. The average balance of loans and leases decreased $10.9 million from 2006 due to the exiting of the wholesale construction-to-permanent business in 2007. Net interest margin is a key performance measure for AHB's net interest income. Net interest margin is affected by loan pricing, mix of earning assets, and distribution and pricing of deposits and borrowings. Net interest margin (net interest income divided by average earning assets) decreased to 1.88% for 2007, as compared to 2.42% for 2006, as rates on interest-earning assets increased at a much smaller rate than the rates paid on interest-bearing liabilities.

         Provision for Loan Losses.    In 2007, a provision of $200,000 was made to the allowance and net charge-offs for the year were $228,584, or 0.21% of average loans (excluding mortgage loans held for sale). During 2006, a provision of $325,000 was made to the allowance and net charge-offs for the year was $134,556, or 0.11% of average loans (excluding mortgage loans held for sale). AHB's underwriting standards are based upon industry and investor guidelines. AHB maintains a credit policy that funded primarily conventional, FHA, and VA loans. AHB avoided funding sub-prime loans, option ARM's and other products that management believed contained additional risk layers. The products offered and distribution channels utilized are reviewed periodically by management based upon market conditions and other factors. AHB's mortgage loan portfolio is primarily first lien position mortgages which carry private mortgage insurance if the loan to value ratio exceeds 80%. AHB believes its mortgage portfolio is adequately collateralized, and considers the loan loss ratio of 1.02% at December 31, 2007 adequate, based on a careful review of the credit quality of the loan portfolio.

         Non-interest Expense.    Non-interest expenses increased $1.4 million or 6% to $24.1 million in 2007, compared to $22.7 million for 2006.

        Salary and employee benefits expenses increased $771,164, or 6%, due to additional personnel costs for staffing hired to support the expansion of mortgage banking and commercial lending activities. Total mortgage banking salaries and employee benefits for 2007 were $10.6 million, and included commission earnings of $4.8 million paid to commissioned loan officers. This compares to $10.5 million, and $5.2 million, respectively for 2006. Advertising, marketing, and business development expenses increased $475,882 to $1.3 million for 2007, as a result of additional affiliated business arrangements and divisions. Other expenses increased $635,129 to $1.7 million during 2007 compared to the same time period in 2006 resulting from additional expenses relating to the expansion of affiliated business arrangements and divisions, and the settlement of a lawsuit. Minority interest expense, that share of the affiliated business arrangement's profits paid to the partner decreased $672,297 in 2007, due to lower profits originated by the affiliated business arrangements.

        The following table shows the detail of non-interest expense:

	Years Ended December 31,
	2007	2006
Salaries and employee benefits	$13,909,262	$13,138,098
Occupancy	2,184,887	2,127,843
Furniture and equipment	653,495	709,538
Advertising, marketing and business development	1,279,959	804,077
Data processing	782,046	831,460
Professional services	1,153,260	872,521
Telephone and communications	356,789	334,130
Office supplies and postage	481,980	458,594
Outside services	361,301	425,605
Other	1,741,068	1,105,939
Minority interests	1,229,266	1,901,563

	$24,133,313	$22,709,368

         Income Tax Expense.    No provision for income taxes was made in either period presented. AHB has approximately $3.2 million of net operating loss carry-forwards which begin to expire in the year 2022. AHB has concluded that the net recorded deferred tax assets are realizable (on a more likely than not basis) through the combination of future reversals of existing temporary differences, certain tax planning strategies, and expected future taxable income.

Financial Condition—December 31, 2007 Compared to December 31, 2006

        At December 31, 2007, total assets were $266.4 million as compared to $181.7 million at December 31, 2006, an increase of 46%. Earning assets increased $80.6 million or 50% to $240.9 million from $160.3 million. The increase in assets was mainly due to the increase in mortgage loans held for sale of $77.2 million, an increase in loans of $15.1 million, and partially offset by a decrease in investment securities held for sale and short-term investments of $13.8 million. AHB also experienced an increase in deposits of $25.3 million, and an increase in Federal Home Loan Bank borrowings of $57.3 million.

        AHB continues to develop its bank branching and mortgage loan office network, expand commercial and retail business development efforts, and successfully develop and market deposit and loan products. However, AHB did experience the effects of the continued housing downturn which resulted in lower mortgage held for sale balances.

         Securities.    AHB's investment portfolio at December 31, 2007, was comprised of highly marketable securities, 100% secured by the U.S. Government or U.S. Government agencies. AHB utilizes the investment portfolio as part of its overall asset/liability management practices to enhance interest revenue while providing necessary liquidity for the funding of loan growth or deposit withdrawals. As of December 31, 2007 and 2006, all of AHB's securities were classified as available for sale.

        AHB's securities available for sale portfolio composition is as follows:

	December 31,
	2007	2006
Government sponsored agencies	$6,326,279	$12,067,390
Mortgage-backed security	1,182,123	1,449,980

	$7,508,402	$13,517,370

        The following table sets forth the maturity schedule, including weighted average yields as of December 31, 2007.

Due In:	1 Year or less		1 to 5 Years		5 to 10 Years		Over 10 Years or No Maturity
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Government sponsored agencies	$—	0.00%	$—	0.00%	$2,001,260	6.00%	$4,325,019	5.73%	$6,326,279	5.81%
Mortgage-backed securities	—	0.00%	—	0.00%	1,182,123	5.49%	—	0.00%	1,182,123	5.49%

	$—	0	$—	0	$3,183,383	5.81%	$4,325,019	5.73%	$7,508,402	5.76%

         Loans.    The loan portfolio is expected to produce higher yields than investment securities and other interest-earning assets; the absolute volume and mix of loans and the volume and mix of loans as a percentage of total earning assets is an important determinant of AHB's net interest margin.

        The following table sets forth the composition of AHB's loan portfolio as of December 31:

	December 31,
	2007	2006	2005	2004	2003
Real estate—construction	$58,639,312	$56,358,910	$68,796,521	$59,583,690	$56,501,431
Residential mortgage	38,259,239	33,677,228	35,345,966	31,903,794	20,552,135
Consumer	161,064	166,908	70,407	488,858	480,056
Small business	25,157,974	16,896,198	9,237,143	6,043,766	5,680,045

	122,217,589	107,099,244	113,450,037	98,020,108	83,213,667
Allowance for loan losses	(1,249,193)	(1,277,777)	(1,087,333)	(1,015,249)	(879,685)

	$120,968,396	$105,821,467	$112,362,704	$97,004,859	$82,333,982

        Real estate construction loans are primarily loans made directly to homeowners to construct a single-family owner-occupied home, and are generally one-close construction loans that modify to a salable permanent mortgage loan.

        The following table provides information regarding the contractual maturities for the designated loan categories as of December 31, 2007.

	Due Within 1 Year	Due 1 - 5 Years	Due Over 5 Years	Total
Real estate—construction	$58,261,580	$377,732	$—	$58,639,312
Residential mortgage	1,955,583	6,942,122	29,361,534	38,259,239
Consumer	15,704	145,360	—	161,064
Small business	4,167,272	6,824,836	14,165,866	25,157,974

	$64,400,139	$14,290,050	$43,527,400	$122,217,589

By interest rate structure:
Fixed rate	$59,641,613	$4,561,299	$17,813,158	$82,016,070
Variable rate	4,758,526	9,728,751	25,714,242	40,201,519

	$64,400,139	$14,290,050	$43,527,400	$122,217,589

        Non-performing assets, expressed as a percentage of total assets, totaled 1.22% at December 31, 2007 and 0.72% at December 31, 2006. The increase as compared to December 31, 2006 reflects an increase in both real estate acquired by foreclosure and non-accrual loans. The following table shows the distribution of non-performing assets and loans greater than 90 days past due at December 31:

	December 31,
	2007	2006	2005	2004	2003
Loans past due 90 days and still accruing	$—	$—	$—	$—	$—

Non-accruing loans	$2,574,000	$1,171,000	$724,000	$485,000	$—
Loans acquired through foreclosure	687,000	137,000	247,000	176,000	—

Total non-performing assets	$3,261,000	$1,308,000	$971,000	$661,000	$—

Non-performing loans to total loans	2.11%	1.09%	0.64%	0.49%	0.00%
Non-performing assets to total assets	1.22%	0.72%	0.59%	0.40%	0.00%
Allowance to non-performing loans	48.52%	109.14%	150.64%	209.28%	0.00%
Non-accrual loans:
Interest income that would have been recorded under original terms	$287,490	$102,025	$67,436	$51,329	$—
Interest income recorded during the year	$59,955	$40,427	$33,457	$29,616	$—

        The following table presents the allocation of the allowance for loan losses, by category.

	December 31,
Balance at end of period applicable to:	2007	Percent of total loans	2006	Percent of total loans	2005	Percent of total loans	2004	Percent of total loans	2003	Percent of total loans
Real Estate Construction	$586,393	48.0%	$563,589	52.6%	$687,965	60.6%	$589,355	60.8%	$565,014	68.0%
Residential Mortgage	160,026	31.3%	142,673	31.4%	155,855	31.2%	179,700	32.6%	90,233	24.7%
Consumer	39,359	0.1%	27,318	0.2%	21,549	0.1%	3,770	0.5%	16,812	0.5%
Small Business	125,790	20.6%	84,481	15.8%	46,186	8.1%	6,682	6.1%	28,400	6.8%
Unallocated	337,625		459,716		175,778		235,742		179,226

	$1,249,193	100.0%	$1,277,777	100.0%	$1,087,333	100.0%	$1,015,249	100.0%	$879,685	100.0%

        During 2007, AHB repurchased $1.5 million in delinquent mortgage loans from investors in accordance with a covenant in AHB's sales agreement. No loans were repurchased during 2006. At December 31, 2007, $1.2 million of those repurchased loans remained in the loan portfolio. A majority of those loans are at least 90 days past due. AHB actively pursues liquidation of these loans, and as an additional mitigation to potential loss mortgage insurance is carried on $800 thousand of the loans.

        At the end of each quarter, AHB analyzes its loans to establish an Allowance for Loan Losses ("ALL") at a level that is appropriate and determined in accordance with GAAP. ALL covers estimated credit losses on individually evaluated loans that are determined to be impaired as well as estimated credit losses inherent in the remainder of the loan portfolio. Estimated credit losses represent net charge-offs that are likely to be realized for a loan or group of loans. Estimated credit losses shall reflect consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. For loans that are individually evaluated and determined to be impaired, ALL reflects consideration of one of three impairment measurement methods as of the evaluation date. Specifically, (1) the present value of expected future cash flows discounted at the loan's effective interest rate, (2) the loan's observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. Residential mortgage loans and other categories of loans with similar risk characteristics are evaluated by AHB by considering AHB's historical loss experience of the group, adjusted for qualitative or environmental factors such as industry, geographical, economical, political factors, and other relevant factors that affect repayment of the loans. All estimates are documented to include evaluation methodology and supporting documentation utilized during the evaluation process including but not limited to appraisal, valuations, periodicals, publications and or market research. Individual loans requiring evaluation for estimate of loss are identified through risk rating, performance reporting, delinquency reporting, general market conditions and or loan officer/bank personnel knowledge. All credits rated Loss, Doubtful, Substandard and Special Mention are evaluated individually. All residential loans either held in construction to permanent or the permanent loan portfolio or held for sale are evaluated individually upon 60 days delinquency. Additionally, all consumer loans 120 days delinquent are charged off and evaluated for estimated loss allocation. Additionally, the construction to permanent portfolio are evaluated quarterly for loans that are not progressing as expected; etc. All loans not individually evaluated shall be grouped in loan groups of similar risk characteristics in accordance with FAS 5. Any recoveries, up to the original funded amount at the time of any charge-off are booked to the ALL. Any amount realized in excess of the charge off, whether interest or profit, upon the disposition of any collateral, is to be booked to the appropriate income account.

        The current real estate market has been under unprecedented stress. AHB's portfolio is comprised principally of first mortgage loans to homeowners, including homeowners utilizing AHB's construction to permanent loans. AHB has identified certain loans as requiring specific reserves. Declining values of real estate in some of AHB's markets may cause performance of AHB's loan portfolio to decline. Foreclosure and default rates on residential real estate have risen significantly above historic levels nationwide. Because AHB has a large but disaggregated loan portfolio of mortgages on individual residential homes, it is not possible to determine which particular borrowers may default on their loans. AHB, as a measure of prudence, estimates that its portfolio will experience increased non-performing loans in line with national trends and maintains an unallocated reserve against these trends which over time will be expected to be applied to particular individual loans as performance issues on these loans become apparent.

        The following table summarizes the activities in the allowance for loan losses:

	December 31,
	2007	2006	2005	2004	2003
Beginning balance	$1,277,777	$1,087,333	$1,015,249	$879,685	$408,985
Provision for loan losses	200,000	325,000	130,000	145,000	470,700
Charge-offs	229,459	134,556	57,916	9,436	—
Recoveries	(875)	—	—	—	—

Net charge-offs	228,584	134,556	57,916	9,436	—

Ending balance	$1,249,193	$1,277,777	$1,087,333	$1,015,249	$879,685

Net charge-offs to average loans	0.21%	0.11%	0.05%	0.01%	0.00%
Allowance for loans losses to total loans	1.02%	1.19%	0.96%	1.04%	1.06%

         Deposits.    AHB uses deposits as the primary source of funding of our loans. AHB offers individuals and businesses a wide variety of deposit accounts. These accounts include checking, savings, money market, and certificates of deposit and are obtained from communities AHB serves, and supplemented by a national deposit gathering network.

        Deposits totaled $178.3 million as of December 31, 2007, increasing $25.3 million or 17% from the December 31, 2006 balance of $153.0 million. The increase in deposits is primarily due to time deposits and money market accounts. Rates on certificates of deposit increased due to the competitive forces in the marketplace. The following table details the average amount and the average rate paid for each category of deposits as of December 31:

	December 31,
	2007		2006
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
NOW accounts	$2,497	3.19%	$1,338	2.95%
Money market accounts	15,477	4.41%	13,146	4.18%
Savings accounts	262	2.29%	383	2.39%
Certificates of deposit	130,308	5.31%	128,502	4.65%

Total interest-bearing deposits	148,544	5.17%	143,369	4.58%
Non-interest bearing demand deposits	8,943		11,717

Total deposits	$157,487	4.87%	$155,086	4.24%

        The following table presents the remaining maturity of time deposits of $100,000 or more at December 31, 2007.

Amount
3 months or less	$12,643,160
3 to 6 months	17,341,087
6 to 12 months	20,369,601
Over 12 months	2,812,096

Total	$53,165,944

         Borrowings.    Short-term borrowings are generally used to meet temporary funding needs and consist of federal funds purchased, securities sold under agreements to repurchase, lines of credit, and overnight and short-term borrowings from the Federal Home Loan Bank of Pittsburgh.

        Short-term borrowings and repurchase agreements for the years ended December 31, 2007, 2006, and 2005 were as follows:

	December 31,
	2007	2006	2005
Amounts outstanding for:
Federal funds purchased	$5,000,000	$—	$—
Securities sold under agreements to repurchase	—	—	—
Short-term FHLB and other borrowings	31,250,000	—	—

Total short-term borrowings	$36,250,000	$—	$—

Weighted average rate at end of year	4.44%	0.00%	0.00%
Maximum amount outstanding any end of month	$36,250,000	$2,000,000	$2,362,000
Daily average amount outstanding	$2,151,347	$76,801	$98,471
Approximate weighted average interest rate for period	5.03%	5.07%	3.33%

        Long-term borrowings are generally obtained to provide a resource of funding that will match investments in particular groups of assets. Long-term borrowings are also utilized as a tool to control interest rate positions within the overall asset-liability management function. All borrowings of this nature have been provided through the Federal Home Loan Bank of Pittsburgh. Long-term borrowings as of December 31, 2007 were $30,500,000, $9,500,000 as of December 31, 2006, and $8,500,000 at December 31, 2005.

        The following table sets forth the maturity schedule, including weighted average rates as of December 31.

	2007		2006
	Amount	Rate	Amount	Rate
Less than 1 year	$3,500,000	4.92%	$9,500,000	4.93%
1 - 3 years	12,000,000	4.38%	—	0.00%
3 - 5 years	15,000,000	4.48%	—	0.00%
More than 5 years	—	0.00%	—	0.00%

Total	$30,500,000	4.49%	$9,500,000	4.93%

         Shareholders' Equity and Capital Adequacy.    At December 31, 2007, shareholders' equity totaled $17.0 million, an increase of $316,990, or 2%, from December 31, 2006. This increase is the result of the adoption of accounting standards SFAS 156—Accounting for Servicing of Financial Assets, and SFAS 159—Fair Value Option at January 1, 2007.

        Banks are evaluated for capital adequacy through regulatory review of capital ratios. Shown below are AHB's capital ratios as reported to its regulator. Tier 1 capital includes common stock, surplus, and retained earnings. Total capital consists of Tier 1 capital and the allowance for loan losses. AHB exceeds both the regulatory minimums and the requirements necessary for designation as a "well capitalized" institution. As noted in previous paragraphs, the decline in AHB's risk-based capital ratios is a result of increasing asset growth at a faster rate than the capital formation.

	December 31,
			Regulatory Minimum	"Well Capitalized" Requirement
	2007	2006
Tier I capital (to average assets)	6.6%	8.1%	4.0%	5.0%
Tier I capital (to risk-weighted assets)	9.8%	13.5%	4.0%	6.0%
Total risk-based capital (to risk-weighted assets)	10.6%	14.7%	8.0%	10.0%

Liquidity

        Liquidity, and availability to resources, represents AHB's ability to effectively manage cash flow to support loan demand, depositors' withdrawals, operating expenses, and potential business opportunities.

        Cash and cash equivalents (cash and due from banks, federal funds sold, and interest-bearing deposits) represents the most readily available asset to meet such demands. At December 31, 2007 cash and cash equivalents totaled $14.3 million, compared to $19.7 million at December 31, 2006. The decrease in this position results from the increase in mortgage settlement volume at the end of December 2007 due to the addition of the wholesale lending group in the fourth quarter of 2007. In addition, AHB borrowed $31.0 million from the Federal Home Loan Bank for terms from 15 - 30 days to meet the mortgage demand.

        Liquidity is generated primarily from the sale of mortgage loans into the secondary market, as well as from loan maturities and normal monthly receipt of principal and interest.

        Liability liquidity is generated through AHB's deposit base and established borrowing lines. Deposits at December 31, 2007 totaled $178.3 million compared to $153.0 million at December 31, 2006. Long-term Federal Home Loan Bank borrowings increased from $9.5 million at December 31, 2006 to $30.5 million at December 31, 2007.

Contractual Obligations and Other Commitments

        The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2007.

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Minimum Annual Rentals on non-cancelable operating leases	$909,178	$1,726,694	$1,567,415	$1,962,572	$6,165,859
Contractual maturities of time deposits	138,312,184	10,713,747	824,972	—	149,850,903
Loan commitments	93,783,509	—	—	—	93,783,509
Federal Home Bank and other borrowings	39,750,000	12,000,000	15,000,000	—	66,750,000

	$272,754,871	$24,440,441	$17,392,387	$1,962,572	$316,550,271

         Off-Balance Sheet Agreements.    In the ordinary course of business, AHB enters into forward loan sales commitments to lock in the price for the sale of specific loans or group of loans, with similar characteristics, to be funded under specific interest rate lock commitments. At December 31, 2007 and 2006 respectively, AHB had total forward loan sale commitments of $176.4 million and $52.0 million.

Performance Overview—Years Ended December 31, 2006 and 2005

        AHB's results for 2006 were affected by the significant economic challenges the mortgage banking industry faced. The Federal Reserve raised interest rates 4 times, resulting in a prime rate of 8.25% at year end; the inverted yield curve curtailed the growth of net interest income, particularly in mortgage banking where short-term borrowing rates exceeded the 30 year fixed interest rate; and the mortgage market became saturated with products aimed at borrowers with little or no down payment, adverse credit history and little or no documentation of their sources of income. AHB avoided many forms of "exotic" mortgage products, including sub-prime, option ARMS, and "No Documentation" loans. AHB originated $698.0 million of loans in 2006 compared to $798.0 million, including $225.0 million from discontinued operations, in 2005.

        In 2005, several affiliated business arrangements discontinued operations, and plans for liquidation were approved by their operating committees. During 2005, these discontinued operations originated $225.0 million of mortgage loans, $3.2 million of non-interest income, and $2.9 million of non-interest expense. These statistics are not included in the following discussion.

        AHB's largest category of non-interest revenue, net revenue from sales and brokering of loans increased $5.0 million, or 44%, in 2006 compared to 2005. The composition of business also changed, with retail, affiliated business arrangements, and wholesale representing 51%, 43%, and 6% of loan originations, respectively, in 2006 compared to 39%, 45%, and 16% respectively during 2005.

        The increase in AHB's total expenses resulted from higher non-interest expenses, which increased $4.5 million and an increase in the provision for loan losses of $195,000.

        The return on average assets was negative 0.13% for 2006 compared to 0.35% in 2005. The return on average equity for 2006 was negative 1.45% compared to 3.47% for 2005. Average equity to average assets was 9.25% for 2006 compared to 9.95% for 2005. The decline in the average equity to average assets ratio results from the increased size of the balance sheet.

Results of Operations—Years Ended December 31, 2006 and 2005

         Net Income.    AHB recorded a net loss of $245,243 in 2006, compared to net income of $575,003 in 2005. During 2005, AHB's net loss from continuing operations of $141,699 was offset by net profits from discontinued operations of $290,425, and an income tax benefit of $426,277. AHB did not have profits from discontinued operations or an income tax benefit during 2006.

         Non-interest Income.    AHB's largest source of income is non-interest income derived from mortgage-banking activities. Non-interest income for the year ended December 31, 2006 totaled $18.6 million, as compared to $13.9 million for the year ended December 31, 2005, an increase of $4.7 million or 33%, due primarily to volume changes in loans settled, and an increase in the gain on sale margin. Mortgage loans settled in 2006 from continuing operations totaled $698.0 million, compared to $573.0 million for the same period in 2005. Gain on sale margin increased 52 basis points to 1.95% on loans sold into the secondary market during 2006, from the margin of 1.43% achieved during the same period in 2005.

        The following table shows the detail of AHB's non-interest income from continuing operations:

	Years Ended December 31,
	2006	2005
Net revenue from sales and brokering of loans	$16,397,796	$11,357,146
Servicing and other fees	2,106,432	2,499,240
Other	55,709	53,731

	$18,559,937	$13,910,117

         Net Interest Income/Margins.    Net interest income of $4.2 million in 2006, decreased $36,271 from 2005. Net interest income is the difference between the interest income AHB earns on interest-earning assets, such as loans and investment securities, and the interest expense AHB pays on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income earned is determined mostly by the average balances ("volume") and the rate spreads between our interest-earning assets and our funding sources. The following table sets forth certain information relating to AHB's average balance sheet and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated.

 AVERAGE BALANCES AND AVERAGE INTEREST RATES
(dollars in thousands)

	Years Ended December 31,
	2006			2005
	Average Balance	Interest	Rate%	Average Balance	Interest	Rate%
Assets
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$10,576	$527	4.98%	$13,558	$398	2.94%
Investment securities, including restricted bank stocks	14,151	762	5.38%	8,087	282	3.49%
Mortgage loans held for sale	27,047	2,214	8.19%	25,528	1,729	6.77%
Loans	119,727	7,621	6.37%	107,794	6,176	5.73%

Total earning assets	171,501	11,124	6.49%	154,967	8,585	5.54%
Non-interest-earning assets	11,092			11,305

Total assets	$182,593			$166,272

Liabilities and Shareholders' Equity Savings, NOW, and money market deposits	$14,867	596	4.01%	$18,016	441	2.45%
Time deposits	128,502	5,973	4.65%	105,395	3,613	3.43%

Total interest-bearing deposits	143,369	6,569		123,411	4,054
FHLB advances and other borrowings	9,130	398	4.36%	10,190	242	2.37%

Total interest-bearing liabilities	152,499	6,967	4.57%	133,601	4,296	3.22%
Non-interest bearing liabilities	13,201			16,123
Shareholders' equity	16,893			16,548

Total liabilities and shareholders' equity	$182,593			$166,272

Net interest spread			1.92%			2.32%

Net yield on interest-earning assets			2.42%			2.77%

Net interest income(1)		$4,157			$4,289

(1)
For the purpose of this analysis, net interest income does not include loan fees.

        The following table shows changes in net interest income attributable to changes in rates and changes in average balances of interest-earning assets and interest-bearing liabilities.

Change in Net Interest Income Due to Volume and Rate	Volume	Rate	Total
(in thousands)
Interest-earning assets:
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$(149)	$278	$129
Investment securities, including restricted bank stocks	327	153	480
Mortgage loans held for sale	124	361	485
Loans and leases	755	690	1,445

Total	1,057	1,482	2,539

Interest-bearing liabilities:
Savings, NOW, and money market deposits	(126)	281	155
Time deposits	1,074	1,286	2,360

Total interest-bearing deposits	948	1,567	2,515
FHLB advances and other borrowings	(46)	202	156

Total	902	1,769	2,671

Net interest income	$155	$(287)	$(132)

        Net interest income for 2006 decreased primarily due to a 35 basis point decrease in the net interest margin. Earning asset balances increased $16.5 million during 2006 while the yield on average earning assets increased 95 basis points from 5.54% for 2005 to 6.49% for 2006, and the rates on average interest-bearing liabilities increased 135 basis points from 3.22% for 2005 to 4.57% for 2006. The decline in mortgage lending activity from both continuing and discontinued operations resulted in higher levels of investment securities which contributed to the lower margin. Also contributing to the lower margin was the inverted yield curve experienced during 2006 which caused AHB's short-term time deposit and borrowing rates to increase at a more rapid pace than the earning assets they funded.

        Interest on loans held for resale increased from $1.7 million in 2005 to $2.2 million in 2006 due to higher levels of loans held for resale and a higher rate paid. The average balance of loans and leases increased $11.9 million from 2005 due primarily to increased small business lending which management placed an emphasis on in 2006. Net interest margin is a key performance measure for AHB's net interest income. Net interest margin is affected by loan pricing, mix of earning assets, and distribution and pricing of deposits and borrowings. Net interest margin (net interest income divided by average earning assets) decreased to 2.42% for 2006, as compared to 2.77% for 2005, as rates on interest-earning assets increased at a lesser rate than the rate paid on interest-bearing liabilities.

         Provision for Loan Losses.    In 2006 a provision of $325,000 was made to the allowance and net charge-offs for the year were $134,556, or 0.11% of average loans (excluding mortgage loans held for sale). During 2005, a provision of $130,000 was made to the allowance and net charge-offs for the year were $57,916, or .05% of average loans (excluding mortgage loans held for sale). In management's opinion, AHB's underwriting standards are conservative, and AHB, which holds first liens, and, in many cases, private mortgage insurance on its mortgage portfolio, is adequately collateralized, and considers the loan loss ratio of 1.19% at December 31, 2006 adequate, based on a careful review of the credit quality of the loan portfolio.

         Non-interest Expense.    Non-interest expense from continuing operations increased $4.5 million or 25% to $22.7 million in 2006, compared to $18.2 million for 2005, due to two new divisions which began in the first quarter of 2006, and a full year of expense of five affiliated business arrangements which began at various times in 2005.

        Salary and employee benefits expenses increased $2.5 million, or 24%, due to additional personnel costs for staffing hired to support the expansion of our mortgage banking activities through additional divisions and affiliated business arrangements. Total mortgage banking salaries and employee benefits for 2006 were $10.5 million, and included commission earnings of $5.2 million paid to commissioned loan officers. This compares to $8.3 million, and $4.0 million, respectively for 2005. Occupancy expenses increased $1.0 million to $2.1 million for 2006, again as a result of additional affiliated business arrangements and divisions, and the additional expense of AHB's new headquarters. Minority interest expense represents that share of the affiliated business arrangement's profits paid to the partner increased $456,241 in 2006, due to higher profits originated by the affiliated business arrangements. The increases in the remaining expenses are due to the new divisions and affiliated business arrangements noted earlier in this paragraph.

        The following table shows the detail of our non-interest expense:

	Years Ended December 31,
	2006	2005
Salaries and employee benefits	$13,138,098	$10,634,108
Occupancy	2,127,843	1,153,442
Furniture and equipment	709,538	581,707
Advertising, marketing and business development	804,077	696,978
Data processing	831,460	660,450
Professional services	872,521	609,222
Telephone and communications	334,130	301,207
Office supplies and postage	458,594	515,726
Outside services	425,605	254,298
Other	1,105,939	1,334,815
Minority interests	1,901,563	1,445,322

	$22,709,368	$18,187,275

         Income Tax Expense.    No provision for income taxes was made in 2006, and a tax benefit of $426,277 was recorded in 2005 and was attributable to the partial reversal of the valuation allowance. At December 31, 2006 net operating loss carryforwards approximated $2.7 million and will begin to expire in 2021. AHB has concluded that the net recorded deferred tax assets are realizable (on a more likely than not basis) through the combination of future reversals of existing temporary differences, certain tax planning strategies, and expected future taxable income.

Stock Ownership of Principal Shareholders and Management

Beneficial Ownership by Greater than 5% Owners, Directors and Executive Officers

        The following table sets forth, as of September 30, 2008, the amount and percentage of the outstanding common stock beneficially owned by each AHB director, each AHB "named executive officer" identified in AHB's "Summary Compensation Table" that appears below, all AHB directors and executive officers as a group, and each person known by AHB to be the beneficial owner of more than 5% of AHB's common stock. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated.

Name	Amount and Nature of Beneficial Ownership(1)(2)		Percent of Outstanding Common Stock Beneficially Owned(3)
Greater than 5% Owner
Franklin Financial Services Corporation(4)	376,708	(5)	22.2%
Directors and Executive Officers
Gerald E. Aumiller, Director	48,720	(5)	2.9%
Randy T. Byrnes, Director	66,918	(5)(6)	3.9%
Alfred J. Cooke, Jr., Director	49,405	(5)	2.9%
James M. Deitch, Chairman and Chief Executive Officer	144,846	(7)	8.2%
Michael F. Kipp, Director	22,565	(8)	1.3%
Arthur K. Mann, Director	53,642	(5)	3.2%
John C. Oszustowicz, Director	17,144	(9)	1.0%
Anna Ruth Smith, Director, President and Chief Operating Officer	79,619	(10)	4.6%
Ray L. Wolfe, Director	48,565	(5)	2.9%
All directors and executive officers as a group (10 persons)	552,423		28.4%

(1)
Information furnished by the directors and AHB.

(2)
The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the Securities and Exchange Commission ("SEC") as adopted by the Federal Reserve Board for member banks, and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty (60) days after September 30, 2008. Beneficial ownership may be disclaimed as to certain of the securities. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" includes the power to dispose or direct the disposition of shares.

(3)
Percentages with respect to each person or group of persons have been calculated on the basis of 1,675,596 shares of common stock, the total number of shares of common stock outstanding as of September 30, 2008.

(4)
Franklin Financial Services Corporation, 20 South Main Street (P.O. Box 6010), Chambersburg, PA 17201-0819.

(5)
Includes warrants to purchase 20,000 shares of common stock.

(6)
Includes 42,006 shares owned by R&S Partners, LP, an entity controlled by Mr. Byrnes.

(7)
Includes warrants to purchase 32,000 shares of common stock and options to purchase 56,833 shares of common stock.

(8)
Includes warrants to purchase 8,000 shares of common stock.

(9)
Includes 5,385 shares held in trust of which Mr. Oszustowicz serves as trustee.

(10)
Includes warrants to purchase 12,000 shares of common stock and options to purchase 38,000 shares of common stock.

Executive Compensation

SUMMARY COMPENSATION TABLE

        The following table sets forth a summary of compensation paid or accrued by AHB for services rendered by each person who will serve as a director or an executive officer of FCCC or FNB following the merger, each a named executive officer, for fiscal years 2006 and 2007:

Name and Principal Position	Year	Salary(1)		Bonus	Option Awards(2)		All Other Compensation(3)		Total
James M. Deitch Chairman and Chief Executive Officer(4)	2007 2006	$ $	197,615 195,000	— —	$ $	16,693 5,350	$ $	12,735 12,751	$ $	227,043 213,101
Anna R. Smith Director, President and Chief Operating Officer	2007 2006	$ $	185,000 160,000	— —	$ $	15,988 5,350	$ $	18,242 17,115	$ $	219,230 182,465

(1)
Amounts shown include cash compensation earned and accrued by the named executive officers as well as amounts earned but deferred at the election of such officers.

(2)
Represents the compensation cost recognized for the fiscal year for options to purchase shares of AHB common stock outstanding to the named executive officer, regardless of the year in which granted and calculated in accordance with FAS 123R for financial statement purposes.

(3)
The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms and operation. The figure shown for each named executive officer includes: (i) 401(k) matching contributions of $3,000 for Mr. Deitch and $3,000 for Ms. Smith in each of 2007 and 2006; (ii) automobile allowance of $2,615 for Mr. Deitch and $9,225 for Ms. Smith in 2007 and $3,075 for Mr. Deitch and $8,200 for Ms. Smith in 2006; and (iii) country club membership of $7,120 for Mr. Deitch and $6,017 for Ms. Smith in 2007 and $6,676 for Mr. Deitch and $5,915 for Ms. Smith in 2006.

(4)
Mr. Deitch has not received any additional compensation for serving as a director of AHB.

Employment Agreements

        Prior to the signing of the merger agreement with FCCC, AHB did not have any employment agreements in effect for its named executive officers. However, employment agreements with Mr. Deitch and Ms. Smith have been offered as an inducement to FCCC and FNB to enter into and to perform their respective obligations under the merger agreement and as a condition to FCCC's and FNB's obligations under the merger agreement. Please refer to "The Merger—Financial Interests of AHB Directors and Executive Officers in the Merger," beginning on page     for a discussion of the employment agreements between Mr. Deitch and Ms. Smith and FCCC and FNB.

 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

        The following table sets forth information regarding stock options outstanding at December 31, 2007, whether granted in 2007 or earlier, including awards that have been transferred other than for value.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
James M. Deitch	35,000	—	$10.00	8/20/2011
	8,500	—	$12.50	6/16/2013
	5,500	—	$12.50	9/20/2014
	5,000	2,500	$13.00	7/17/2016
	2,833	5,667	$13.00	7/16/2017
Anna R. Smith	15,000	—	$10.00	8/20/2011
	5,000	—	$10.00	1/14/2012
	6,000	—	$12.50	6/16/2013
	4,500	—	$12.50	9/20/2014
	5,000	2,500	$13.00	7/17/2016
	2,500	5,000	$13.00	7/16/2017

(1)
Upon completion of the merger, all of the options listed in this chart will become fully exercisable options to purchase shares of FCCC common stock, adjusted to take into account the exchange ratio. See "The Merger—Terms of the Merger-Treatment of AHB Stock Options," beginning on page     .

Related Person Transactions

        AHB pays for the use of certain Web based applications from Construction Mortgage Acceptance Corporation ("CMAC") and hosted by Affinigent, Inc. on a monthly basis. During each of 2007 and 2006 fiscal years, AHB paid CMAC $12,000. AHB and CMAC may terminate this arrangement at any time. James M. Deitch, AHB's Chairman and Chief Executive Officer, owns 56.18% of CMAC and Anna R. Smith, AHB's President and Chief Operating Officer and a director of AHB, owns 3.8% of CMAC.

        Under the terms of the merger agreement, at the closing, AHB, as directed by FCCC in writing, must either (1) acquire all right and title to the Web based applications owned by CMAC for consideration not to exceed $90,000; (2) enter into a permanent license agreement for the Web based applications at a monthly payment of $1,000; or (3) continue the current CMAC arrangement with a right in FNB after closing to terminate the arrangement at any time upon sixty (60) days prior notice of FNB.

 Description of First Chester County Common Stock

General

        FCCC is authorized to issue 25,000,000 shares of common stock, par value $1.00 per share, of which 5,187,229 were issued and outstanding as of September 30, 2008. FCCC also held, as of that date, 92,586 shares in treasury as issued but not outstanding shares. As of September 30, 2008, FCCC had approximately 935 shareholders of record.

        The common stock has no preemptive, subscription or conversion rights or redemption or repurchase provisions. These shares are non-assessable and require no sinking fund. Each shareholder is entitled to receive dividends that may be declared by the board of directors and to share pro rata in the event of dissolution or liquidation.

Dividends

        Each shareholder is entitled to receive dividends that may be declared by the board of directors out of legally available funds. FCCC has historically paid dividends to its shareholders on a quarterly basis. It is the present intention of FCCC's board of directors to retain the policy of providing for a quarterly dividend; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors of FCCC considers dividend policy.

        Under the Pennsylvania Business Corporation Law of 1988, FCCC may not pay a dividend if, as a result of the dividend:

  •
  FCCC would be unable to pay its debts as they become due, or

  •
  FCCC's total assets would be less than its total liabilities plus an amount needed to satisfy any preferential rights of shareholders.

        Because the dividends paid by FCCC are upstreamed from its sole subsidiary, FNB, the payment of dividends is also subject to the restrictions set forth in the National Bank Act, which provides that dividends may be declared by the board of directors and paid from the net profits of FNB as the board of directors shall judge expedient. Dividends may be paid only if:

  •
  The payment would not impair FNB's capital structure;

  •
  If FNB's surplus is at least equal to its common capital;

  •
  The dividends declared in any year do not exceed the net profits in that year and the net profits retained in the two preceding years;

  •
  No losses have been sustained equal to or exceeding its undivided profits; and

  •
  FNB continues its operations at an amount greater than its net profits, deducting therefrom its losses and bad debts.

        In addition, under the Federal Deposit Insurance Corporation Improvement Act, dividends cannot be declared and paid if the Office of the Comptroller of Currency obtains a cease and desist order because the payment of dividends in this situation would constitute an unsafe and unsound banking practice.

Issuance of Additional Securities

        FCCC has authorized common stock substantially in excess of the number of outstanding shares. As a result, the company has the flexibility to raise additional capital and to make acquisitions through the issuance of common stock without prior approval by the company's shareholders. Issuance of these shares could dilute the book value per share and the voting power of the prior shareholders because the company has the right to issue new shares without first offering the shares to shareholders in proportion to their current ownership percentages.

Anti-Takeover Provisions

        FCCC's articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of FCCC. Among other things, these provisions:

  •
  Divide FCCC's board of directors into three classes serving staggered three-year terms;

  •
  Eliminate cumulative voting in the election of directors;

  •
  Require the affirmative vote of the holders of at least 75% of the outstanding shares of FCCC's common stock entitled to vote generally in the election of directors to amend, alter, change or repeal FCCC's bylaws;

  •
  Require the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote generally in the election of directors, to approve (i) any merger or consolidation with or into, or (ii) any sale, lease, exchange or other disposition of all or substantially all of FCCC's assets to, any holder or group of persons who hold at least 20% of the outstanding shares of FCCC, unless 75% of the "Continuing Directors" approve any such transaction in which case the board of directors can waive the 75% voting requirement and effect the transaction with an affirmative vote of the majority of the outstanding shares; and

  •
  Require the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote generally in the election of directors, to approve (i) any sale, lease, exchange or other disposition to FCCC having an aggregate fair market value equal to or greater than 10% of FCCC's stockholders' equity by any holder or group of persons who hold at least 20% of the outstanding shares of FCCC, or (ii) any reclassification of securities, recapitalization or other transactions designed to decrease the number of holders of shares after any person or entity has acquired 20% or more of the outstanding shares of FCCC, unless 75% of the "Continuing Directors" approve any such transaction in which case the board of directors may waive the 75% voting requirement and effect the transaction with an affirmative vote of the majority of the outstanding shares.

        The provisions described in the last two bullets above may only be amended by the holders of at least 75% of the outstanding shares of common stock, unless 75% of the "Continuing Directors" vote to approve the amendment, in which case, 50% of the outstanding shares can approve the amendment.

        For purposes of the foregoing, a "Continuing Director" shall mean a person who was a member of the board of directors prior to the date when a person or persons acting in concert acquired in excess of 20% of the outstanding shares of FCCC common stock.

        The Pennsylvania Business Corporation Law of 1988, as amended, also contains certain provisions applicable to FCCC that may have the effect of deterring or discouraging an attempt to take control of FCCC. These provisions, among other things:

  •
  Require that, following any acquisition by any person or group of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation (Subchapter 25E of the Pennsylvania Business Corporation Law);

  •
  Prohibit for five years, subject to certain exceptions, a "business combination" (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation's voting power (Subchapter 25F of the Pennsylvania Business Corporation Law);

  •
  Prevent a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless "disinterested shareholders" approve such voting rights (Subchapter 25G of the Pennsylvania Business Corporation Law);

  •
  Require any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation's equity securities purchased over the prior 24 or subsequent 18 months (Subchapter 25H of the Pennsylvania Business Corporation Law);

  •
  Expand the factors and groups (including shareholders) which a corporation's board of directors can consider in determining whether an action is in the best interests of the corporation;

  •
  Eliminates the preemptive right to subscribe to purchase, on a pro rata basis, additional shares of stock issued or sold by the corporation, unless provided for in the corporation's articles of incorporation;

  •
  Provide that a corporation's board of directors need not consider the interests of any particular group as dominant or controlling;

  •
  Provide that a corporation's directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

  •
  Provide that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

  •
  Provide that the fiduciary duty of a corporation's directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

        The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors does not require them to:

  •
  Redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

  •
  Render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

  •
  Act as the board of directors, a committee of the board or an individual director, solely because of the effect the action might have on an acquisition or potential acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

 Comparison of Shareholder Rights

        Upon completion of the merger, shareholders of AHB will become shareholders of FCCC. Accordingly, their rights as shareholders will be governed by FCCC's articles of incorporation and bylaws, as well as by the Pennsylvania Business Corporation Law of 1988, as amended. Certain differences in the rights of shareholders arise from differences between FCCC's and AHB's articles of incorporation and bylaws.

        The following is a summary of material differences in the rights of FCCC's shareholders and AHB shareholders. This discussion is not a complete statement of all differences affecting the rights of shareholders. We qualify this discussion in its entirety by reference to the Pennsylvania Business Corporation Law and the respective articles of incorporation and bylaws of FCCC and AHB.

	FCCC	AHB
Director Nominations	Under Pennsylvania law, the board of directors or any shareholder entitled to vote for the election of directors may make nominations for the election of directors.	Other than nominations made by or on
behalf of existing management,
shareholders of AHB must make their
nominations for director in writing to
the attention of the President of AHB
not less than 14 days nor more than
50 days prior to any meeting of
shareholders called for the election of
directors; provided, however, that if less
than 21 days notice of the meeting is
given to shareholders, nominations must
be delivered to the President no later
than the close of business on the seventh
day following the day on which notice
was mailed. Nominations must contain
certain information regarding the
identity and background of the proposed
nominee.
Election of Directors
The articles and bylaws provide that its
board of directors must be comprised of
not less than 5 nor more than 25
directors to be divided into 3 classes
with each class as nearly equal in
number as possible for 3-year terms. At
each annual meeting, one-third of the
directors are elected, i.e., one class of
directors.
AHB's articles and bylaws require not
less than 5 nor more than 25 directors.
Each director shall own common or
preferred stock with an aggregate par,
fair market or equity value of not less
than $1,000. AHB's board of directors
serve one-year terms, so all of the
directors are elected at each annual
meeting of shareholders.
Voting	Cumulative voting rights for the election of directors do not exist.	Cumulative voting rights exist with respect to the election of directors.
Qualification	A director must be a shareholder of the corporation.	A director must be a shareholder. See, "Election of Directors" above.
Shareholder Meetings—Call
Annual meetings of the shareholders
must be held no later than May 31st of
each year. Special meetings of the
shareholders may be called by the
Chairman, the President, a majority of
the directors, or by shareholders entitled
to cast at least 20% of the votes for that
particular meeting.
An annual meeting of the shareholders
must be held on the Monday which
precedes the third Tuesday in April of
each year, if not a legal holiday. Special
meetings of the shareholders may be
called by the board of directors or
shareholders owning, in the aggregate,
not less than 20% of the shares
outstanding and entitled to vote at the
meeting.

	FCCC	AHB
Amendment of Articles of Incorporation	The articles may only be amended by
the affirmative vote of the holders of at
least 75% of the outstanding shares of
common stock, unless 75% of the
directors recommend such amendment
in which case the affirmative vote of a
majority of the outstanding shares of
	common stock is required.	AHB's articles require the affirmative vote of the holders of a majority of the outstanding stock of AHB. Directors may propose amendments to the shareholders.
Anti-Takeover Provisions
The articles require a super majority
affirmative vote of 75% of the
outstanding shares of common stock to
approve certain business combinations
including a merger, consolidation, sale,
lease or exchange of all or substantially
all of FCCC's assets or reclassification
of securities, in such transactions with a
person or group of persons who have
20% or more voting power; unless 75%
of the directors recommend such
transaction in which case the board may
waive the super majority vote
requirement and require the affirmative
vote of a majority of the outstanding
shares of common stock. In addition, the
bylaws provide for three classes of
directors with staggard three-year terms
and the affirmative vote of at least 75%
of the outstanding shares of common
stock to amend, alter, change or repeal
	the bylaws.	AHB's articles and bylaws do not contain any anti-takeover provisions.
Dissenters' Rights
Shareholders generally have dissenters'
rights under the Pennsylvania Business
Corporation Law, unless the shares are
listed on a national securities exchange
or national market system or there are
more than 2,000 shareholders of record
at the time in question. FCCC is
currently not listed on a national
securities exchange or national market
system. As of September 30, 2008,
FCCC had approximately 935
	shareholders of record.	Under the national banking laws, shareholders have dissenting shareholder rights. See, "The Merger—Rights of Dissenting Shareholders," beginning on page and Annex D.
Preemptive Rights	Under Pennsylvania law, shareholders have no preemptive rights, unless provided in a company's articles. There is no provision for preemptive rights in its Amended Articles.	AHB's articles do not provide for preemptive rights.

 Proposal No. 2: Adjournment or Postponement

        In the event that we do not have sufficient votes for a quorum or to approve and adopt the merger agreement at the AHB special meeting, we intend to adjourn the meeting to permit further solicitation of proxies. We can only use proxies received by AHB at the time of the special meeting to vote for adjournment, if necessary, by submitting the question of adjournment to you as a separate matter for consideration.

        The board of directors recommends that you mark your proxy in favor of the adjournment or postponement proposal so that your proxy may be used to vote for adjournment if necessary. If you properly executed your proxy but did not mark how you would like to vote on this proposal, we will consider that you voted in favor of the adjournment proposal unless your proxy indicates otherwise. If we adjourn the special meeting, we will not give notice of the time and place of the adjourned meeting other than by an announcement of such time and place at the special meeting.

Experts

        The consolidated financial statements of FCCC and its subsidiaries as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 included in this proxy statement/prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto (which report expresses an unqualified opinion and contains an explanatory paragraph regarding FCCC's adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments," and Securities and Exchange Commission Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements" as of January 1, 2006), and is included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

        The consolidated financial statements of AHB and its subsidiaries as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 included in this proxy statement/prospectus have been audited by Beard Miller Company LLP, independent public accountants, as indicated in their report with respect thereto (which report expresses an unqualified opinion and contains an explanatory paragraph regarding AHB's adoption of Statement of Financial Accounting Standards ("SFAS") No. 156, "Accounting for Servicing of Financial Assets," No. 157, "Fair Value Measurements," and No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" as of January 1, 2007, and SFAS No. 123(R) "Share-Based Payments" in 2006 and the restatement of the 2006 and 2005 consolidated financial statements to correct an error pertaining to interest income recognition), and is included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

Legal Matters

        The validity of FCCC common stock to be issued in the merger will be passed upon for FCCC by the law firm of Saul Ewing LLP, Philadelphia, Pennsylvania. Saul Ewing LLP, on behalf of FCCC, and Thacher Proffitt & Wood LLP, on behalf of AHB, will pass upon certain legal matters to the effect that the merger will constitute a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

Other Business

        As of the date of this document, AHB's board of directors knows of no matters that will be presented for consideration at either special meeting other than as described in this document. However, if any other matter shall properly come before either special meeting or any adjournments or postponements thereof and shall be voted upon, the form of proxy shall be deemed to confer authority to the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters according to the recommendation of AHB's management; provided, however, that no proxy that is voted against the merger proposal will be voted in favor of any adjournment or postponement of either special meeting.

Shareholder Proposals

        FCCC expects that its next annual meeting of shareholders will be held in late April 2009. Any proposal of a FCCC shareholder intended to be presented for action at that annual meeting would have to have been received by FCCC in writing at its main office in West Chester, Pennsylvania, no later than November 14, 2008, to be considered timely received for inclusion in the proxy statement and form of appointment of proxy distributed by FCCC in connection with that meeting.

        FCCC shareholders intending to present proposals at the next FCCC Annual Meeting and not intending to have such proposals included in FCCC's next proxy statement must send their proposals to the FCCC Secretary at the address given in the prior paragraph not later than January 29, 2009. If notification of a shareholder proposal is not received by such date, the proxies may vote, in their discretion, any and all of the proxies received in this solicitation against such proposal.

SEC Position on Indemnification for Securities Act Liabilities

        FCCC bylaws provide for indemnification for current and former directors, officers, employees, or agents serving at the request of FCCC to the fullest extent permitted by Pennsylvania law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FCCC pursuant to the foregoing provisions, FCCC has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and, is therefore unenforceable.

 Consolidated Financial Statements of First Chester County Corporation

Index

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
First Chester County Corporation

        We have audited the accompanying consolidated balance sheets of First Chester County Corporation and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Chester County Corporation and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" and Securities and Exchange Commission Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements."

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Chester County Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2008 expressed an unqualified opinion.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
March 12, 2008

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
(Dollars in thousands)	2007	2006
ASSETS
Cash and due from banks	$28,884	$27,556
Federal funds sold and other overnight investments	24,260	44,500
Interest bearing deposits	216	285

Total cash and cash equivalents	53,360	72,341

Investment securities held-to-maturity (fair value of $5 at December 31, 2006)	—	5
Investment securities available-for-sale, at fair value	97,977	88,709
Loans and leases	743,440	694,343
Less allowance for loan and lease losses	(7,817)	(8,186)

Net loans and leases	735,623	686,157
Premises and equipment, net	17,560	13,988
Net deferred tax asset	4,418	4,447
Other assets	5,843	6,447

Total assets	$914,781	$872,094

LIABILITIES
Deposits
Non-interest-bearing	$124,199	$129,911
Interest-bearing (including certificates of deposit over $100 of $58,616 and $43,825 at December 31, 2007 and 2006, respectively)	580,699	594,757

Total deposits	704,898	724,668
Federal Home Loan Bank and other borrowings	115,384	61,596
Subordinated debt	15,465	15,465
Other liabilities	11,055	7,103

Total liabilities	846,802	808,832

STOCKHOLDERS' EQUITY
Common stock, par value $1.00; authorized, 25,000,000 shares; Outstanding 5,279,815 at December 31, 2007 and 2006	5,280	5,280
Additional paid-in capital	11,113	11,939
Retained earnings	55,347	50,486
Accumulated other comprehensive loss	(1,207)	(1,473)
Treasury stock, at cost; 119,065 and 128,075 at December 31, 2007 and 2006, respectively	(2,554)	(2,970)

Total stockholders' equity	67,979	63,262

Total liabilities and stockholders' equity	$914,781	$872,094

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31
(Dollars in thousands, except per share)	2007	2006	2005
INTEREST INCOME
Loans and leases, including fees	$49,791	$45,783	$39,402
Investment securities	4,232	4,358	4,441
Federal funds sold and deposits in banks	2,413	2,061	761

Total interest income	56,436	52,202	44,604

INTEREST EXPENSE
Deposits	20,529	16,237	10,009
Subordinated debt	1,460	1,304	1,015
Federal Home Loan Bank and other borrowings	2,984	2,496	2,555

Total interest expense	24,973	20,037	13,579

Net interest income	31,463	32,165	31,025
PROVISION FOR LOAN AND LEASE LOSSES	80	3	1,382

Net interest income after provision for loan and lease losses	31,383	32,162	29,643

NON-INTEREST INCOME
Wealth Management	3,620	3,423	3,393
Service charges on deposit accounts	2,362	2,007	1,954
Gains (losses) on sales of investment securities, net	2	(79)	58
Operating lease rental income	1,273	1,153	998
Gains (losses) on the sales of fixed assets and OREO	1,425	19	(6)
Gains and fees on the sales of loans	628	387	474
Other	2,477	2,302	2,454

Total non-interest income	11,787	9,212	9,325

NON-INTEREST EXPENSE
Salaries and employee benefits	19,025	17,432	15,881
Occupancy, equipment, and data processing	5,152	5,359	5,605
Depreciation expense on operating leases	1,056	987	869
Bank shares tax	705	726	549
Professional services	2,031	1,848	2,601
Marketing	902	929	965
Other	3,699	3,872	4,087

Total non-interest expense	32,570	31,153	30,557

Income before income taxes	10,600	10,221	8,411
INCOME TAXES	2,931	2,886	1,900

NET INCOME	$7,669	$7,335	$6,511

PER SHARE DATA
Net income per share (Basic)	$1.49	$1.42	$1.28

Net income per share (Diluted)	$1.47	$1.40	$1.24

Dividends declared	$0.545	$0.540	$0.525

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				Accumulated Other Comprehensive Income/(loss)
			Additional Paid-in Capital	Retained Earnings		Treasury Stock	Total Stockholders' Equity	Comprehensive Income
(Dollars in thousands)	Shares	Par Value
Balances at January 1, 2005	4,799,666	$4,800	$2,052	$53,749	$(78)	$(5,121)	$55,402	$—
Net Income				6,511			6,511	6,511
Cash dividends declared				(2,665)			(2,665)
Stock dividends declared	480,149	480	10,612	(11,092)
Other Comprehensive Income
Net unrealized gains on investment securities available for sale					(1,851)		(1,851)	(1,851)
Treasury stock transactions			(223)			1,503	1,280

Comprehensive Income								$4,660

Balances December 31, 2005	5,279,815	$5,280	$12,441	$46,503	$(1,929)	$(3,618)	$58,677
Cumulative effect under SAB No. 108 adjustments				(565)			(565)
Balance at January 1, 2006, as adjusted	5,279,815	$5,280	$12,441	$45,938	$(1,929)	$(3,618)	$58,112
Net Income				7,335			7,335	7,335
Cash dividends declared				(2,787)			(2,787)
Other Comprehensive Income
Net unrealized gains on investment securities available for sale					456		456	456
Treasury stock transactions			(733)			648	(85)
Share based compensation tax benefit			231				231

Comprehensive Income								$7,791

Balances December 31, 2006	5,279,815	$5,280	$11,939	$50,486	$(1,473)	$(2,970)	$63,262
Net Income				7,669			7,669	7,669
Cash dividends declared				(2,808)			(2,808)
Other Comprehensive Income
Net unrealized gains on investment securities available for sale					266		266	266
Treasury stock transactions			(917)			416	(501)
Share based compensation tax benefit			91				91

Comprehensive Income								$7,935

Balances December 31, 2007	5,279,815	$5,280	$11,113	$55,347	$(1,207)	$(2,554)	$67,979

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
(Dollars in thousands)	2007	2006	2005
OPERATING ACTIVITIES
Net income	$7,669	$7,335	$6,511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,498	2,777	2,615
Provision for loan and lease losses	80	3	1,382
Amortization of investment security premiums and accretion of discounts, net	196	232	194
Amortization of deferred loan fees	(84)	459	(111)
(Gains) losses on sales of investment securities, net	(2)	79	(58)
Gains from the sales of assets	(1,425)	(19)	6
(Increase) decreases in other assets	497	(1,562)	(2,509)
Increase in other liabilities	1,267	143	872

Net cash provided by operating activities	10,696	9,447	8,902

INVESTING ACTIVITIES
Net increase in loans	(49,462)	(30,468)	(46,234)
Proceeds from sales of investment securities available-for-sale	4,583	13,631	85,784
Proceeds from maturities of investment securities available-for-sale	14,995	9,216	56,985
Proceeds from maturities of investment securities held to maturity	5	—	—
Purchases of investment securities available-for-sale	(28,637)	(14,094)	(99,964)
Purchases of premises and equipment	(7,214)	(3,031)	(2,330)
Proceeds from the sale of fixed assets	5,253	71	60

Net cash used in investing activities	(60,477)	(24,675)	(5,699)

FINANCING ACTIVITIES
Increase (decrease) in short term Federal Home Loan Bank and other short term borrowings	(5,266)	(5,000)	750
Increase in long term Federal Home Loan Bank borrowings	65,000	—	1,686
Repayment of long term Federal Home Loan Bank borrowings	(5,946)	(2,304)	—
Net increase in deposits	(19,770)	28,571	33,079
Proceeds from issuance of subordinated debt	5,155	—	—
Repayment of subordinated debt	(5,155)	—	—
Cash dividends paid	(2,808)	(2,787)	(2,665)
Net increase (decrease) in treasury stock transactions	(501)	(85)	1,280
Share based compensation tax benefit	91	231	—

Net cash provided by financing activities	30,800	18,626	34,130

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(18,981)	3,398	37,333
Cash and cash equivalents at beginning of year	72,341	68,943	31,610

Cash and cash equivalents at end of year	$53,360	$72,341	$68,943

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        First Chester County Corporation (the "Corporation"), through its wholly-owned subsidiary, First National Bank of Chester County (the "Bank"), has been serving the residents and businesses of Chester County, Pennsylvania, since 1863. The Bank is a locally managed community bank providing loan, deposit, cash management and trust and investment services from its twenty two locations. The Bank encounters vigorous competition for market share in the communities it serves from bank holding companies, other community banks, Internet banks, thrift institutions, credit unions and other non-bank financial organizations such as mutual fund insurance and brokerage companies.

        The Corporation and the Bank, and their wholly-owned subsidiaries FNB Properties, LLC, FNB Insurance Services, LLC, Turks Head Properties, Inc, Turks Head II, LLC, First Chester County Capital Trust I ("Trust I"), First Chester County Capital Trust II ("Trust II"), and First Chester County Capital Trust III ("Trust III") are subject to regulations of certain state and federal agencies. These regulatory agencies periodically examine the Corporation and the Bank for adherence to laws and regulations.

1.
Basis of Financial Statement Presentation

        The accounting policies followed by the Corporation and its wholly-owned subsidiaries conform to generally accepted accounting principles generally accepted in the United States of America ("GAAP") and predominant practices within the banking industry. The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, Turks Head Properties, Turks Head II, FNB Insurance Services, and FNB Properties. All significant intercompany transactions have been eliminated.

        In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The principal estimate that is susceptible to significant change in the near term relates to the allowance for loan and lease losses. The evaluation of the adequacy of the allowance for loan and lease losses includes an analysis of the individual loans and leases and overall risk characteristics and size of the different loan and lease portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan and lease obligations, as well as current loan collateral values. However, actual losses on specific loans and leases, which also are encompassed in the analysis, may vary from estimated losses.

        Statement of Financial Accounting Standards ("SFAS") No. 131 establishes standards for public business enterprises reporting information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess resources and performance. The Corporation has applied the aggregation criteria set forth in SFAS No. 131 for its operating segments to create one reporting segment, "community banking."

        The Corporation's community banking segment consists of construction, commercial, retail, and mortgage banking. The community banking segment is managed as a single strategic unit, which

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

generates revenue from a variety of products and services provided by the Corporation. For example, construction and commercial lending is dependent upon the ability of the Corporation to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Corporation as one operating segment or unit.

        Management had previously determined that Trust I, Trust II and Trust III (Trust I, Trust II and Trust III, collectively, the "Trusts") each qualify as variable interest entities under FASB Interpretation 46 ("FIN 46"). Each of the Trusts issued mandatory redeemable preferred stock to investors and loaned the proceeds to the Corporation. The Trusts hold, as their sole asset, subordinated debentures issued by the Corporation. Subsequent to the issuance of FIN 46, the FASB issued a revised interpretation, FIN 46(R), the provisions of which must be applied to certain variable interest entities. The Corporation adopted the provisions under the revised interpretation in the first quarter of 2004 which required the Corporation to deconsolidate the Trusts.

2.
Financial Instruments

        The Corporation follows SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of investment securities, loans, and deposits and borrowings.

3.
Investment Securities

        The Corporation follows SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires investments in securities to be classified in one of three categories: held-to-maturity, trading, or available-for-sale. Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. As the Corporation does not engage in security trading, the balance of its debt securities and any equity securities are classified as available-for-sale. Net unrealized gains and losses for such securities, net of tax effect, are required to be recognized as a separate component of stockholders' equity and excluded from the determination of net income.

        In November 2005, the FASB issued FASB Staff Position ("FSP") SFAS 115-1 and 124-1, "The meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP nullifies certain requirements of EITF-03-01 on this topic and provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss in earnings. Specifically, the guidance clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. The FSP also required certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP SFAS 115-1 and 124-1 was effective for reporting periods beginning after December 15, 2005. Adoption of the FSP did not have a material impact on the Company's consolidated financial statements.

        The Corporation follows the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity," as amended by SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

other contracts, and for hedging activities. It requires that an entity recognize all derivatives either as assets or liabilities in the statement of financial position and measure those instruments at fair value. The Corporation did not have any derivative instruments at December 31, 2007, 2006, and 2005.

4.
Loans and Leases and Allowance for Loan and Lease Losses

        Loans and leases that Management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan and lease losses. The allowance for loan and lease losses is established through a provision for loan and lease losses charged to expense. Loan and lease principal considered to be uncollectible by Management is charged against the allowance for loan and lease losses. The allowance is an amount that Management believes will be adequate to absorb possible losses on existing loans and leases that may become uncollectible based upon an evaluation of known and inherent risks in the loan and lease portfolio. The evaluation takes into consideration such factors as changes in the nature and size of the loan and lease portfolio, overall portfolio quality, specific problem loans, loss experience, and current and future economic conditions which may affect the borrowers' ability to pay. The evaluation also details historical losses by loan category, the resulting loss rates for which are projected at current loan and lease total amounts. Loss estimates for specified problem loans and leases are also detailed. Interest on loans and leases is accrued and credited to operations based upon the principal amount outstanding. Certain origination and commitment fees and related direct loan or lease origination costs are deferred and amortized over the contractual life of the related loans and leases, resulting in an adjustment of the related loan's yield. Accrual of interest is discontinued on a loan when Management believes that the borrower's financial condition is such that collection of interest and principal is doubtful. Upon such discontinuance, all unpaid accrued interest is reversed.

        The Corporation accounts for impairment in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." SFAS No. 114 requires loan impairment to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, its observable market price or the fair value of the collateral if the loan is collateral dependent. If it is probable that a creditor will foreclose on a property, the creditor must measure impairment based on the fair value of the collateral.

        Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses and unamortized fees on sales of residential mortgage loans are included in non-interest income.

        The Corporation accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral.

        The Corporation follows FASB Interpretation 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of FIN 45, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation has issued financial and performance letters of credit. Financial letters of credit require the Corporation to make payment if the customer's financial condition deteriorates, as

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

defined in underlying agreements. Performance letters of credit require the Corporation to make payments if the customer fails to perform certain non-financial contractual obligations.

5.
Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation. Assets are depreciated over their estimated useful lives, principally by the straight-line method.

        The Corporation accounts for impairment of long-term assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The standard requires recognition and measurement of long-lived assets to be held and used or to be disposed of by sale. The Corporation had no impaired long-lived assets at December 31, 2007, 2006, or 2005.

6.
Contributions

        The Corporation accounts for contributions in accordance with SFAS No. 116, "Accounting for Contributions Received and Contributions Made." SFAS No. 116 specifies that contributions made by the Corporation be recognized as expenses in the period made and as decreases of assets or increases of liabilities depending on the form of the benefits given. In accordance with SFAS No. 116, the Corporation incurred contribution expenses relating to long-term commitments to local not-for-profit organizations of $171 thousand, $78 thousand and $192 thousand during 2007, 2006 and 2005, respectively.

7.
Income Taxes

        The Corporation accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense and benefits are the result of changes in deferred tax assets and liabilities.

8.
Employee Benefit Plans

        The Corporation has certain employee benefit plans covering eligible employees. The Bank accrues such costs as earned by the employee.

9.
Share Based Compensation Plan

        Effective January 1, 2006, the Corporation adopted FASB Statement No. 123 (R), "Share-Based Payment". Statement 123 (R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. The cost is measured based on the fair value of the equity or liability instruments issued. Statement 123 (R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". Statement 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Because the Corporation adopted Statement 123 (R) using the modified prospective transition method, prior periods have not been restated. Under this method, the Corporation is required to record compensation expense for all awards granted after the date of adoption for the unvested portion of previously granted awards that remain outstanding as of the beginning of the period of adoption. As of January 1, 2006, there were no unvested options. The Corporation measured share-based compensation cost using the Black-Scholes option pricing model for stock option grants prior to January 1, 2006 and anticipates using this pricing mode for future grants. Forfeitures did not affect the calculated expense based upon historical activities of option grantees.

        The Corporation granted no stock options during 2007 and all grants prior to January 1, 2006 were fully vested.

        At December 31, 2007, the Corporation has one stock-based employee compensation plan. Reported net income, adjusting for share-based compensation that would have been recognized in the adoption of Statement 123 (R) did not change the way that the Corporation has accounted for stock awards in prior periods and therefore no such change is reflected in the pro forma table below. The Corporation expenses the grant date fair value of stock awards on a straight-line basis over the vesting period of the award.

        The following table illustrates the effect on net income and net income per share if the Corporation had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2006.

		2005
Net income (in thousands)	As reported		$6,511
Stock-based compensation costs determined under fair value method for all awards			114

	Pro forma		$6,397

Net income per share (Basic)	As reported Pro forma	$ $	1.28 1.23
Net income per share (Diluted)	As reported Pro forma	$ $	1.24 1.22

        The fair value of an option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005: dividend yield of 2.74%; expected volatility of 0.66; risk-free interest rate of 4.34%; and an expected life of 2.14 years.

10.
Wealth Management Division Assets and Income

        Assets held by the Corporation in fiduciary or agency capacities for its customers are not included in the accompanying consolidated balance sheets since such items are not assets of the Bank or Corporation. Operating income and expenses of the Wealth Management Division are included under their respective captions in the accompanying consolidated statements of income and are recorded on the accrual basis.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

11.
Net income per share

        The Corporation follows the provisions of SFAS No. 128, "Earnings Per Share" requires presentations of basic and diluted net income per share ("EPS") in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. All per share data has been retroactively adjusted for stock dividends.

12.
Cash Flow Information

        For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold and overnight investments. Generally, federal funds and overnight investments are purchased and sold for one-day periods. Cash paid for interest for the years ended December 31, 2007, 2006, and 2005 was $24.1 million, $19.7 million and $12.9 million, respectively. Cash paid for income taxes for the years ended December 31, 2007, 2006, and 2005 was $2.1 million, $3.7 million, and $2.3 million, respectively.

13.
Reporting Comprehensive Income

        The Corporation follows the provisions of SFAS No. 130, "Reporting of Comprehensive Income," which requires the reporting of comprehensive income which includes net income as well as certain other items which result in a change to equity during the period.

	December 31, 2007
(Dollars in thousands)	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gains (losses) arising during the period	$401	$(136)	$265
Reclassification adjustment for gains realized in net income	2	(1)	1

Other comprehensive loss	$403	$(137)	$266

	December 31, 2007
(Dollars in thousands)	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gains (losses) arising during the period	$770	$(262)	$508
Reclassification adjustment for gains realized in net income	(79)	27	(52)

Other comprehensive loss	$691	$(235)	$456

	December 31, 2007
(Dollars in thousands)	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding losses arising during the period	$(2,983)	$1,095	$(1,888)
Reclassification adjustment for gains realized in net income	58	(21)	37

Other comprehensive loss	$(2,925)	$1,074	$(1,851)

14.
Advertising Costs

        The Bank expenses advertising costs as incurred.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

15.
Reclassifications

        Certain numbers have been reclassified to conform with the 2007 presentation. These reclassifications have no impact on net income or net income per share.

16.
New Accounting Pronouncements

        In December 2007, the SEC released Staff Accounting Bulletin SAB 110 ("SAB 110"), "Share Based Payment." This bulletin expresses the views of the SEC staff regarding the use of a simplified method, as discussed in SAB 107, in developing an estimate of the expected term of share options in accordance with SFAS 123(R). This interpretation gives specific examples of when it may be appropriate to use the simplified method of determining the expected term. SAB 110 is effective for fiscal years beginning on or after January 1, 2008. The Corporation is evaluating the impact that the implementation of SAB 110 will have on its financial condition, results of operations and disclosures.

        In December 2007, the FASB issued Statement No. 141(R) ("SFAS 141(R)"), "Business Combinations." This Statement replaces SFAS 141, "Business Combinations." This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. While the Corporation has not yet evaluated SFAS 141(R) for the impact, if any, that SFAS 141(R) will have on our consolidated financial statements, we will be required to expense costs related to any acquisitions on or after January 1, 2009, rather than capitalize such costs as currently required.

        In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements." This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Corporation has not yet determined the impact, if any, that SFAS 160 will have on our consolidated financial statements.

        In November 2007, the SEC released Staff Accounting Bulletin SAB 109 ("SAB 109"), "Written Loan Commitments Recorded at Fair Value Through Earnings." This bulletin expresses the views of the SEC staff regarding written loan commitments that are accounted for at fair value through earnings under GAAP. SAB 09 is effective for fiscal years beginning after December 31, 2007. The Corporation is evaluating the impact that the implementation of SAB 109 will have on its financial condition, results of operations and disclosures.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In March 2007, the FASB ratified Emerging Issues Task Force, or EITF, Issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007 (our fiscal year beginning January 31, 2008). The Corporation does not expect EITF 06-11 to have a material impact on our financial position, results of operations or cash flows.

        In February 2007, FASB issued Statement No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The statement defines items eligible for the measurement option. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The Corporation is currently evaluating the impact that SFAS 159 will have on our consolidated financial statements.

        In September 2006, FASB issued Statement No. 157 ("SFAS 157"), "Fair Value Measurements," which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This Statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Corporation is currently evaluating the impact that the adoption of SFAS 157 will have on our consolidated financial statements.

        In June 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will apply to fiscal years beginning after December 15, 2006. The Corporation adopted FIN 48 as of January 1, 2007 and the adoption of FIN 48 did not have a material effect on our consolidated financial statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE B—INVESTMENT SECURITIES

        The amortized cost, gross unrealized gains and losses, and fair market value of the Corporation's available-for-sale and held-to-maturity securities at December 31, 2007 and 2006 are summarized as follows:

	Available-for-Sale
(Dollars in thousands) 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$—	$—	$—	$—
U.S. Government agency	3,082	30	(12)	3,100
Mortgage-backed securities	56,925	260	(531)	56,654
State and municipal	13,686	73	(109)	13,650
Corporate securities	15,121	30	(665)	14,486
Other equity securities	10,993	44	(950)	10,087

	$99,807	$437	$(2,267)	$97,977

	Held-to-Maturity				Available-for-Sale
(Dollars in thousands) 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$—	$—	$—	$—	$1,000	$—	$(2)	$998
U.S. Government agency	—	—	—	—	3,371	8	(25)	3,354
Mortgage-backed securities	—	—	—	—	56,439	14	(1,401)	55,052
State and municipal	5	—	—	5	9,906	—	(304)	9,602
Corporate securities	—	—	—	—	11,461	—	(587)	10,874
Other equity securities	—	—	—	—	8,764	187	(122)	8,829

	$5	$—	$—	$5	$90,941	$209	$(2,441)	$88,709

        The amortized cost and estimated fair value of debt securities classified as available-for-sale and held-to-maturity at December 31, 2007, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$2,488	$2,479
Due after one year through five years	17,489	17,248
Due after five years through ten years	4,952	4,624
Due after ten years	6,960	6,885

	31,889	31,236
Mortgage-backed securities	56,925	56,654
Other equity securities	10,993	10,087

	$99,807	$97,977

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE B—INVESTMENT SECURITIES (Continued)

        Proceeds from the sale of investment securities available for sale were $4.6 million, $13.6 million and $85.8 million during 2007, 2006, and 2005, respectively. Gains of $21 thousand, $76 thousand and $112 thousand and losses of $19 thousand, $155 thousand and $54 thousand were realized on sales of securities in 2007, 2006, and 2005, respectively. The Corporation uses the specific identification method to determine the cost of the securities sold. The principal amount of investment securities pledged to secure public deposits and for other purposes required or permitted by law was $87.1 million and $78.1 million at December 31, 2007 and 2006, respectively. There were no securities held from a single issuer that represented more than 10% of stockholders' equity.

        The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2007.

		Less than 12 months		12 months or longer		Total
(Dollars in thousands) Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agency	1	$—	$—	$784	$(12)	$784	$(12)
Mortgage-backed securities	24	3,039	(14)	30,726	(517)	33,765	(531)
State and municipal	24	—	—	8,372	(109)	8,372	(109)
Corporate securities	15	1,915	(77)	10,623	(588)	12,538	(665)
Other equity securities	13	—	—	10,993	(950)	10,993	(950)

Total temporarily impaired investment securities	77	$4,954	$(91)	$61,498	$(2,176)	$66,452	$(2,267)

        Management has considered factors regarding other than temporarily impaired securities and believes that there are no securities that were impaired as of December 31, 2007.

        The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2006.

		Less than 12 months		12 months or longer		Total
(Dollars in thousands) Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	1	$—	$—	$998	$(2)	$998	$(2)
U.S. Government agency	3	1,828	(2)	990	(23)	2,818	(25)
Mortgage-backed securities	30	3,086	(5)	47,765	(1,396)	50,851	(1,401)
State and municipal	28	—	—	9,602	(304)	9,602	(304)
Corporate securities	13	—	—	10,873	(587)	10,873	(587)
Other equity securities	3	—	—	8,764	(122)	8,764	(122)

Total temporarily impaired investment securities	78	$4,914	$(7)	$78,992	$(2,434)	$83,906	$(2,441)

        Management has considered factors regarding other than temporarily impaired securities and believes that there are no securities that were impaired as of December 31, 2006.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE C—LOANS AND LEASES

        Major classifications of loans are as follows:

(Dollars in thousands)	2007	2006
Commercial loans	$277,715	$243,651
Real estate—construction	55,414	41,287
Real estate—commercial	235,880	222,300
Real estate—residential	59,508	65,698
Consumer loans	106,574	108,700
Lease financing receivables	8,349	12,707

	743,440	694,343
Less: Allowance for loan and lease losses	(7,817)	(8,186)

	$735,623	$686,157

        Loan and lease balances on which the accrual of interest has been discontinued amounted to approximately $1.2 million and $7.3 million at December 31, 2007 and 2006, respectively. Interest on these non-accrual loans and leases would have been approximately $321 thousand, $682 thousand and $638 thousand in 2007, 2006 and 2005, respectively. Loan and lease balances past due 90 days or more, which are not on a non-accrual status, but which Management expects will eventually be paid in full, amounted to $142 thousand, $793 thousand and $0 at December 31, 2007, 2006 and 2005, respectively.

        At June 30, 2006, the Corporation reclassified $523 thousand of the allowance for loan and lease losses as other liabilities on the consolidated balance sheet. This amount represents an allowance for possible losses on unfunded loans and unused lines of credit. These loans and lines of credit, although unfunded, have been committed to by the Bank. At December 31, 2007 and 2006, the total amount recorded in other liabilities on the consolidated balance sheet as an allowance for possible losses on unfunded loans and lines of credit is $559 thousand and $552 thousand, respectively.

        Changes in the allowance for loan and lease losses are summarized as follows:

(Dollars in thousands)	2007	2006	2005
Balance at beginning of year	$8,186	$8,123	$6,816
Provision charged to operating expenses	80	3	1,382
Recoveries	140	359	437
Loans charged-off	(582)	(173)	(483)
Allowance adjustment—Other	(7)	(126)	(29)

Balance at end of year	$7,817	$8,186	$8,123

        The Bank identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued on impaired loans and no income is recognized until all recorded amounts of interest and principal are recovered in full.

        The balance of impaired loans was $1.2 million, $7.3 million, and $8.4 million at December 31, 2007, 2006, and 2005, respectively. The associated allowance for loan and lease losses for impaired loans was $72 thousand, $840 thousand and $897 thousand at December 31, 2007, 2006, and 2005, respectively.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE C—LOANS AND LEASES (Continued)

        During 2007, activity in the allowance for impaired loan and lease losses included a provision of $11, chargeoffs of $1 thousand, recoveries of $0, and loans paid off or returned to performing status of $0. Interest income of $0 was recorded in 2007, while contractual interest in the same period amounted to $321 thousand. Cash collected on impaired loans in 2007 was $6.9 million, of which $6.4 million was applied to principal and $282 thousand was applied to interest income and $225 thousand was recorded as a gain on sale.

        During 2006, activity in the allowance for impaired loan and lease losses included a provision of $0, chargeoffs of $11 thousand, recoveries of $0, and loans paid off or returned to performing status of $0. Interest income of $0 was recorded in 2006, while contractual interest in the same period amounted to $682 thousand. Cash collected on impaired loans in 2006 was $3.2 million, of which $3.2 million was applied to principal and $0 was applied to past due interest.

        During 2005, activity in the allowance for impaired loan and lease losses included a provision of $365 thousand, chargeoffs of $122 thousand, recoveries of $0, and loans paid off or returned to performing status of $0. Interest income of $0 was recorded in 2005, while contractual interest in the same period amounted to $638 thousand. Cash collected on impaired loans in 2005 was $1.9 million, of which $1.9 million was applied to principal and $0 was applied to past due interest.

        In the normal course of business, the Bank makes loans to certain officers, directors, and their related interests. All loan transactions entered into between the Bank and such related parties were made on substantially the same terms and conditions as comparable transactions with all other parties. In Management's opinion, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of these loans at December 31, 2007 and 2006 was approximately $31.1 million and $28.4 million, respectively. In 2007 and 2006, principal payments on these loans were $29.0 million and $26.8 million, respectively. In 2007 and 2006, new loans to these individuals and their related interests were $2.3 million and $5.6 million, respectively.

NOTE D—PREMISES AND EQUIPMENT

        Premises and equipment are summarized as follows:

(Dollars in thousands)	Useful Lives	2007	2006	2005
Premises	5 – 40 Years	$18,484	$17,154	$16,356
Equipment	1 – 5 Years	24,031	22,090	20,282

		42,515	39,244	36,638
Less Accumulated depreciation		(24,955)	(25,256)	(22,852)

		$17,560	$13,988	$13,786

        Included in the equipment category above is $6.1 million of operating lease assets as of December 31, 2007 and 2006. Included in the accumulated depreciation line above is $2.6 million and $2.2 million of accumulated depreciation on these operating lease assets as of December 31, 2007 and 2006, respectively.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE E—DEPOSITS

        At December 31, 2007, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)
2008	$198,022
2009	7,863
2010	3,864
2011	1,853
2012	2,308
Thereafter	4,696

$218,606

        In the normal course of business, the Bank holds deposits from certain officers, directors, and their related interests. All deposit transactions entered into between the Bank and such related parties were made on substantially the same terms and conditions as comparable transactions with all other parties. At December 31, 2007 the balance of these deposits was $8.4 million.

NOTE F—BORROWINGS

        The Bank, as a member of the FHLB, maintains several credit facilities secured by the Bank's mortgage-related assets. FHLB borrowings provide additional funds to meet the Bank's liquidity needs. The Bank currently has a maximum borrowing capacity with the FHLB of approximately $235.8 million of which 51.1%, or $120.4 million, is currently available. FHLB borrowings are collateralized by a pledge on the Bank's entire portfolio of unencumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock.

1.
Short Term Borrowings

        Short term FHLB borrowings generally have maturities of less than one year. The details of these short term borrowings are as follows:

(Dollars in thousands)	2007	2006	2005
Average balance outstanding	$—	$4,000	$5,000
Maximum amount outstanding at any month-end during the period	$—	$5,000	$5,000
Balance outstanding at period end	$—	$—	$5,000
Weighted-average interest rate during the period	—	0.94%	3.19%
Weighted-average interest rate at period end	—	—	3.74%
2.
Long Term Borrowings

        At December 31, 2007 and 2006, long term borrowings from the FHLB totaled $115,384 and $56,331. Long term borrowings consist of fixed-rate amortizing and non-amortizing borrowings that will mature within one to nine years. The amortizing borrowings had a weighted average interest rate of 5.31%, 5.43%, and 5.53% and the non-amortizing borrowings had a weighted average interest rate of 4.20%, 3.48%, and 3.39% for 2007, 2006 and 2005, respectively.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE F—BORROWINGS (Continued)

        As of December 31, 2007, long term FHLB borrowings mature as follows:

(Dollars in thousands)
2008	$23,816
2009	34,070
2010	45,073
2011	5,077
2012	5,082
Thereafter	2,266

$115,384

NOTE G—OTHER NON-INTEREST EXPENSE

        The components of other non-interest expense are detailed as follows:

(Dollars in thousands)	2007	2006	2005
Telephone, postage, and supplies	$1,125	$1,190	$1,004
Loan and deposit supplies	548	504	569
Director costs	379	290	285
Travel and mileage	264	291	289
Dues and subscriptions	115	151	110
Wealth Management processing	122	317	300
General expenses	675	585	834
Other	471	544	696

	$3,699	$3,872	$4,087

NOTE H—INCOME TAXES

        The components of income tax expense are detailed as follows:

(Dollars in thousands)	2007	2006	2005
Current expense	$3,039	$2,938	$2,401
Deferred expense (benefit)	(108)	(52)	(501)

Total tax expense	$2,931	$2,886	$1,900

        The income tax provision reconciled to the statutory federal rate follows:

	2007	2006	2005
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax rate from
Tax-exempt loan and investment income	(3.9)	(3.7)	(4.9)
Tax credits	(2.8)	(2.6)	(3.2)
Other, net	0.4	0.5	(3.3)

Applicable income tax rate	27.7%	28.2%	22.6%

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE H—INCOME TAXES (Continued)

        The net deferred tax asset consists of the following:

(Dollars in thousands)	2007	2006
Allowance for loan and lease losses	$2,658	$2,783
Unrealized losses on investment securities available-for-sale	622	759
Prepaid expenses	(222)	(177)
Accrued pension and deferred compensation	246	199
Depreciation	880	775
Bond accretion	(32)	(69)
Allowance for unfunded loans and unused lines of credit	190	188
Other	76	(11)

Total net deferred tax asset	$4,418	$4,447

NOTE I—ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS

        At December 31, 2007, the Corporation had one stock based compensation plan, pursuant to which, shares of the Corporation's common stock could be issued, subject to certain restrictions. The plan, adopted in 2005, allows the Corporation to grant up to 150 thousand shares of restricted stock to employees. During the year ended December 31, 2007, the Corporation granted 22,900 shares valued at $21.05 per share at the grant date. One third of these shares vest on each of the first three anniversaries of the date of the grant. During the year ended December 31, 2006, the Corporation granted 1 thousand shares valued at $21.85 per share at the grant date. This award was fully vested as of December 31, 2006. A summary of the Corporation's unvested restricted shares is as follows:

(Dollars in thousands, except per share data)	Shares	Grant Date Fair Value	Aggregate Intrinsic Value of Unvested Shares
Unvested at January 1, 2007	—		—
Granted	22,900	$21.05
Vested	—
Forfeited	(1,500)	$21.05

Unvested at December 31, 2007	21,400	$21.05	$372

        The Corporation recorded $125 thousand and $22 thousand of restricted stock expense in 2007 and 2006, respectively. As of December 31, 2007, there was a total of $325 thousand of unrecognized compensation cost related to unvested stock awards. This cost is expected to be recognized over a period of 2.17 years.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE I—ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS (Continued)

        The Corporation's ability to issue stock options under the 1995 Stock Option Plan has expired. Outstanding stock options, however, remain in effect according to their terms. Aggregated information regarding the Corporation's Stock Option Plan as of December 31, 2007 is presented below.

(Dollars in thousands, except per share data) Options	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	294,855	$14.81	—	$1,828
Granted	—	—	—	—
Exercised	(79,308)	13.98	—	—
Forfeited	(7,239)	18.56	—	—
Expired	—	—	—	—

Outstanding at December 31, 2007	208,308	$15.00	2.61	$496

Exercisable at December 31, 2007	208,308	$15.00	2.61	$496

        There were no options granted during the year ended December 31, 2007. The total intrinsic value (market value on date of exercise less grant price) of options exercised during the year ended December 31, 2007 was $496 thousand. As of January 1, 2007, there were no unvested options under the Corporation's one stock option plan. This plan no longer permits new grants of stock options to be made.

        Cash received from option exercises under the stock option plan for the twelve months ended December 31, 2007 was $1.1 million. The actual tax benefit realized for the tax deductions from option exercises under the plan for the twelve months ended December 31, 2007 was $91 thousand. The impact of these cash receipts is included under "Financing Activities" in the accompanying Consolidated Statements of Cash Flows. The impact of the tax benefit realized is included in other liabilities under "Operating Activities" in the Corporation's Consolidated Statements of Cash Flows.

NOTE J—NET INCOME PER SHARE

        The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	For the Year Ended December 31, 2007
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income per share (Basic):	$7,669,250	$5,160,607	$1.49
Effect of Dilutive Securities
Add options to purchase common stock	—	59,333	(0.02)

Net income per share (Diluted):	$7,669,250	$5,219,940	$1.47

        12,817 shares have been excluded in the computation of 2007 diluted EPS because the options' exercise price was greater than the average market price of the common shares. The average market price on December 31, 2007 was $17.38.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE J—NET INCOME PER SHARE (Continued)

	For the Year Ended December 31, 2006
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income per share (Basic):	$7,334,945	$5,160,340	$1.42
Effect of Dilutive Securities
Add options to purchase common stock	—	88,860	(0.02)

Net income per share (Diluted):	$7,334,945	$5,249,200	$1.40

        16,399 shares have been excluded in the computation of 2006 diluted EPS because the options' exercise price was greater than the average market price of the common shares. The average market price on December 31, 2006 was $20.96.

	For the Year Ended December 31, 2005
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net income per share (Basic):	$6,510,718	$5,104,745	$1.28
Effect of Dilutive Securities
Add options to purchase common stock	—	135,752	(0.04)

Net income per share (Diluted):	$6,510,718	$5,240,497	$1.24

        17,788 shares have been excluded in the computation of 2005 diluted EPS because the options' exercise price was greater than the average market price of the common shares. The average market price on December 31, 2005 was $19.15.

NOTE K—REGULATORY MATTERS

        The Bank is required to maintain average reserve balances with the Federal Reserve Bank based upon deposit levels and other factors. The required average amount of those reserve balances was $25 thousand and $1.5 million as of December 31, 2007 and 2006.

        Dividends are paid by the Corporation from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The Bank, without the prior approval of regulators, can declare dividends to the Corporation totaling approximately $8.8 million plus additional amounts equal to the net earnings of the Bank for the period from January 1, 2008 through the date of declaration of such a dividend, less dividends previously paid subject to the further limitations that dividends may be paid only to the extent the retained net profits (including the portion transferred to surplus) exceed bad debts and provided that the Bank would not become "undercapitalized" (as defined by Federal law).

        The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE K—REGULATORY MATTERS (Continued)

guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and Tier I Capital to average quarterly assets (Total Risk Based Capital ratio, Tier I Capital ratio, and Leverage ratio, respectively). Management believes that the Corporation and the Bank meet all capital adequacy requirements to which it is subject, as of December 31, 2007.

        Federal banking agencies categorized the Corporation and the Bank as well capitalized under the regulatory framework for corrective action. To be categorized as adequately capitalized the Corporation and the Bank must maintain minimum Total Risk-Based, Tier I Risk-Based, and Tier I leverage ratios as set forth in the table.

        The Corporation's and Bank's actual capital amounts and ratios are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:
Leverage Ratio
Corporation	$83,664	9.22%	$36,280	≥4.00%	N/A	N/A
Bank	$77,537	8.58%	$33,130	≥4.00%	$45,162	≥5.00%
Tier I Capital Ratio
Corporation	$83,664	10.84%	$30,882	≥4.00%	N/A	N/A
Bank	$77,537	10.08%	$30,755	≥4.00%	$46,133	≥6.00%
Total Risk Based Capital Ratio
Corporation	$92,040	11.92%	$61,764	≥8.00%	N/A	N/A
Bank	$85,933	11.18%	$61,511	≥8.00%	$76,889	≥10.00%

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE K—REGULATORY MATTERS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Leverage Ratio
Corporation	$80,266	9.34%	$34,380	≥4.00%	N/A	N/A
Bank	$73,356	8.58%	$34,204	≥4.00%	$42,755	≥5.00%
Tier I Capital Ratio
Corporation	$80,266	11.26%	$28,504	≥4.00%	N/A	N/A
Bank	$73,356	10.31%	$28,469	≥4.00%	$42,704	≥6.00%
Total Risk Based Capital Ratio
Corporation	$89,004	12.49%	$57,010	≥8.00%	N/A	N/A
Bank	$82,094	11.53%	$56,939	≥8.00%	$71,173	≥10.00%

NOTE L—FAIR VALUE OF FINANCIAL INSTRUMENTS

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments (other than certain Investment Securities) to maturity and not to engage in trading or sales activities. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

        Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, Management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

        Fair values have been estimated using data which Management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimated fair value of cash and cash equivalents, deposits with no stated maturities, repurchase agreements and the fair value of commitments to extend credit, is estimated based upon the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letter of credit. Quoted market prices were used to determine the estimated fair value of investment securities held-to-maturity and available-for-sale. Fair values of net loans and deposits with stated maturities were calculated using estimated discounted cash flows based on the year-end offering rate for instruments with similar characteristics and maturities.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE L—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The estimated fair values and carrying amounts are summarized as follows:

	2007		2006
(Dollars in thousands)	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
Financial Assets
Cash and cash equivalents	$53,360	$53,360	$72,341	$72,341
Investment securities	97,977	97,977	88,714	88,714
Net loans	728,037	743,440	672,557	694,343
Financial Liabilities
Deposits with no stated maturities	429,158	486,292	426,891	495,740
Deposits with stated maturities	214,854	218,606	228,929	222,139
FHLB and other borrowings	107,813	115,384	55,254	61,596
Subordinated debt	15,465	15,465	15,465	15,465
Off-Balance-Sheet Investments
Commitments for extended credit and outstanding letters of credit	$202,893	$202,893	$266,498	$266,498

NOTE M—SUBORDINATED DEBT

        In 2007, Trust III issued $5.0 million (net proceeds of $4.82 million) of preferred capital securities in a pooled institutional placement transaction. These securities were issued through Trust III, a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in junior subordinated debentures of the Corporation. These subordinated debentures are subject to mandatory redemption in the year 2037. The debentures and securities will each be callable by the Corporation or Trust III, as applicable, at their option, five years after the date of issuance. At December 31, 2007, the rate paid on these subordinated debentures, based on three-month London Inter-bank offering rate ("LIBOR") plus 140 basis points, was 6.52%.

        In 2003, Trust II issued $10.0 million (net proceeds of $9.79 million) of preferred capital securities in a pooled institutional placement transaction. These securities were issued through Trust II, a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in subordinated debentures of the Corporation. These subordinated debentures are subject to mandatory redemption in the year 2033. The debentures and securities will each be callable by the Corporation or Trust II, as applicable, at their option, five years after the date of issuance. At December 31, 2007, the rate paid on these subordinated debentures, based on three-month LIBOR plus 295 basis points, was 7.86%.

        In 2002, Trust I issued $5.0 million (net proceeds of $4.82 million) of preferred capital securities in a pooled institutional placement transaction. These securities were issued through Trust I, a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in junior subordinated debentures of the Corporation. These securities were redeemed by the Corporation on July 7, 2007, and, accordingly, Trust I was dissolved. The redemption of the debentures was coordinated with the $5.0 million Trust III issuance on June 29, 2007. The new issuance bears an interest rate of 3 month LIBOR plus 140 basis points while the redeemed issuance had an interest rate

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE M—SUBORDINATED DEBT (Continued)

of 3 month LIBOR plus 365 basis points. The Corporation recorded a $161 thousand charge to interest expense for accelerated amortization of issuance costs on the redeemed issuance.

        For 2007, 2006, and 2005, interest expense for Trust I, II & III was $1.5 million, $1.3 million and $1.0 million, respectively, with an average interest rate of 9.35%, 8.43%, 6.56%, respectively.

        In March 2005, the Federal Reserve Board adopted a final rule that continues to allow the inclusion of trust preferred securities in Tier I Capital, but with stricter quantitative limits. Under the final rule, after a five-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25% of Tier I Capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier II Capital, subject to restriction. Based on the final rule, the Corporation includes all of its $15.5 million in trust preferred securities in Tier I Capital.

NOTE N—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

        The Corporation is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risks in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

        The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

        Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk. The contract amounts are as follows:

(Dollars in thousands)	2007	2006
Financial instruments whose contract amounts represent credit risk
Commitments to extend credit	$193,777	$253,870
Standby letters of credit and financial guarantees written	9,115	12,628

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on Management's credit evaluation.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE N—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (Continued)

        Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2007 and 2006, varies up to 100%. Standby letters of credit are collateralized within Management policies. Commercial and standby letters of credit were granted primarily to commercial borrowers.

        Substantially all of the Corporation's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Corporation's primary market area, Chester County, Pennsylvania. Investments in state and municipal securities also involve governmental entities within the Corporation's market area. The concentrations of credit by type of loan are set forth in Note C—Loans. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon Chester County's economy. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

NOTE O—EMPLOYEE BENEFIT PLANS

1.
Qualified

        The Corporation has a qualified deferred salary savings 401(k) plan (the "401(k) Plan") under which the Corporation contributes $0.75 for each $1.00 that an employee contributes, up to the first 5% of the employee's salary. The Corporation's contribution expense was $306 thousand, $340 thousand and $324 thousand in 2007, 2006, and 2005, respectively. The Corporation also has a qualified discretionary contribution pension plan (the "QDCP Plan"). Under the QDCP Plan, the Corporation may make annual contributions into the 401(k) Plan on behalf of each eligible participant in an amount equal to 3% of salary up to $30,000 in salary plus 6% of salary in excess of $30 thousand up to $200 thousand. Contribution expense in 2007, 2006 and 2005 under the QDCP Plan was $512 thousand, $343 thousand and $406 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to approval of the Board of Directors.

2.
Non-Qualified

        The Corporation makes contributions to a non-qualified supplemental benefit retirement plan ("SBRP") equal to 3% of the participant's salary. Participation is limited to senior officers of the Bank. Contribution expense for 2007, 2006 and 2005 under the SBRP was $85 thousand, $72 thousand and $70 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to the approval of the Board of Directors.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE P—COMMITMENTS, CONTINGENCIES AND GUARANTEES

        Future minimum rental payments are as follow:

(Dollars in thousands)
2008	$1,055
2009	945
2010	875
2011	802
2012	811
Thereafter	4,845

$9,333

        The Corporation leases facilities from a director for which it paid $356 thousand, $182 thousand and $39 thousand during the years ended December 31, 2007, 2006 and 2005, respectively.

        The Corporation has agreements with several of the Corporation's officers that provide for severance payments upon termination of employment under certain circumstances or a change of control as defined.

        The Corporation is involved in certain litigation arising in the ordinary course of business. In the opinion of Management, the outcome of this litigation will not have a significant effect on the accompanying financial statements.

        The Bank currently guarantees to a third party the residual value of equipment that is leased by that third party to our customers. At December 31, 2007 the maximum amount that the Bank my have to pay under these guarantees is $31 thousand. The Bank's leasing department management believes that the probability of payment on these guarantees is remote.

NOTE Q—CONDENSED FINANCIAL INFORMATION—PARENT COMPANY ONLY

        Condensed financial information for First Chester County Corporation (Parent Company only) follows:

CONDENSED BALANCE SHEETS

	December 31
(Dollars in thousands)	2007	2006
ASSETS
Cash and cash equivalents	$730	$1,001
Investment securities available for sale, at fair value	2,763	3,730
Investment in subsidiaries	77,957	72,516
Intercompany loan	1,248	1,250
Other assets	1,227	726

Total assets	$83,925	$79,223

LIABILITIES AND STOCKHOLDERS' EQUITY
Subordinated debt	$15,465	$15,465
Other liabilities	481	496
Stockholders' equity	67,979	63,262

Total liabilities and stockholders' equity	$83,925	$79,223

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE Q—CONDENSED FINANCIAL INFORMATION—PARENT COMPANY ONLY (Continued)

CONDENSED STATEMENTS OF INCOME

	Years ended December 31
(Dollars in thousands)	2007	2006	2005
INCOME
Dividends from investment securities	$155	$166	$158
Other income	291	195	276

Total income	446	361	434

EXPENSES
Other expenses	1,986	1,636	1,385

Total expenses	1,986	1,636	1,385

Income before income taxes	(1,540)	(1,275)	(951)
INCOME TAX (BENEFIT)	(524)	(434)	(323)

Income before equity in undistributed income of subsidiaries	(1,016)	(841)	(628)
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	8,685	8,176	7,139

NET INCOME	$7,669	$7,335	$6,511

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31
(Dollars in thousands)	2007	2006	2005
OPERATING ACTIVITIES
Net income	$7,669	$7,335	$6,511
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in undistributed income of subsidiary	(4,710)	(4,058)	(3,062)
(Increase) decrease in other assets	192	135	(14)
Increase (decrease) in other liabilities	(202)	(250)	258

Net cash provided by operating activities	2,949	3,162	3,693

INVESTING ACTIVITIES
Purchases of investment securities available for sale	(2)	(8)	(3,230)

Net cash used in investing activities	(2)	(8)	(3,230)

FINANCING ACTIVITIES
Dividends paid	(2,808)	(2,786)	(2,665)
Proceeds from issuance of subordinated debt	5,155	—	—
Repayment of subordinated debt	(5,155)	—	—
Net increase (decrease) in treasury stock transactions	(501)	(85)	1,280
Share based compensation tax benefit	91	231	—

Net cash used in financing activities	(3,218)	(2,640)	(1,385)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(271)	514	(922)
Cash and cash equivalents at beginning of year	1,001	487	1,409

Cash and cash equivalents at end of year	$730	$1,001	$487

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Continued)

NOTE R—QUARTERLY FINANCIAL DATA (UNAUDITED)

        A summary of the unaudited quarterly results of operations is as follows:

(Dollars in thousands, except per share)	December 31	September 30	June 30	March 31
2007
Interest income	14,209	14,381	14,323	13,523
Interest expense	6,391	6,390	6,369	5,823

Net interest income	7,818	7,991	7,954	7,700
Net income	1,737	2,777	1,779	1,376
Net income per share (Basic)	0.34	0.54	0.34	0.27
Net Income per share (Diluted)	0.33	0.53	0.34	0.26

(Dollars in thousands, except per share)
2006
Interest income	13,405	13,473	13,064	12,259
Interest expense	5,589	5,422	4,891	4,135

Net interest income	7,816	8,051	8,173	8,124
Net income	1,552	1,856	2,081	1,846
Net income per share (Basic)	0.30	0.36	0.40	0.36
Net Income per share (Diluted)	0.29	0.35	0.40	0.35

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)	June 30, 2008 (unaudited)	December 31, 2007
ASSETS
Cash and due from banks	$25,016	$28,884
Federal funds sold and other overnight investments	16,688	24,260
Interest bearing deposits	454	216

Total cash and cash equivalents	42,158	53,360

Investment securities available-for-sale, at fair value	114,855	97,977
Loans and leases	786,548	743,440
Less: allowance for loan and lease losses	(8,433)	(7,817)

Net loans and leases	778,115	735,623
Premises and equipment, net	19,430	17,560
Net deferred tax asset	5,635	4,418
Bank owned life insurance	10,157	—
Other assets	5,800	5,843

Total assets	$976,150	$914,781

LIABILITIES
Deposits
Non-interest-bearing	$118,918	$124,199
Interest-bearing (including certificates of deposit over $100 of $76,581 and $58,816 at June 30, 2008 and December 31, 2007, respectively)	610,428	580,699

Total deposits	729,346	704,898
Federal Home Loan Bank and other borrowings	153,102	115,384
Subordinated debt	15,465	15,465
Other liabilities	9,596	11,055

Total liabilities	907,509	846,802

STOCKHOLDERS' EQUITY
Common stock, par value $1.00; authorized 25,000,000 shares; Outstanding, 5,279,815 at June 30, 2008 and December 31, 2007	5,280	5,280
Additional paid-in capital	10,390	11,113
Retained earnings	57,256	55,347
Accumulated other comprehensive loss	(2,477)	(1,207)
Treasury stock, at cost: 92,567 shares and 119,065 shares at June 30, 2008 and December 31, 2007, respectively	(1,808)	(2,554)

Total stockholders' equity	68,641	67,979

Total liabilities and stockholders' equity	$976,150	$914,781

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands—except per share)	2008	2007	2008	2007
INTEREST INCOME
Loans and leases, including fees	$12,028	$12,647	$24,424	$24,551
Investment securities	1,351	1,028	2,581	2,050
Federal funds sold and deposits in banks	417	648	868	1,245

Total interest income	13,796	14,323	27,873	27,846

INTEREST EXPENSE
Deposits	3,954	5,246	8,452	10,140
Subordinated debt	215	499	474	834
Federal Home Loan Bank and other borrowings	1,478	624	2,920	1,218

Total interest expense	5,647	6,369	11,846	12,192

Net interest income	8,149	7,954	16,027	15,654
Provision for loan and lease losses	449	—	660	—
Net interest income after provision

For loan and lease losses	7,700	7,954	15,367	15,654

NON-INTEREST INCOME
Wealth management and advisory services	1,080	1,069	2,075	2,046
Service charges on deposit accounts	643	569	1,196	1,107
Gains (losses) on sales of investment securities, net	(78)	—	184	2
Operating lease rental income	330	316	639	623
Gains on the sale of fixed assets and OREO	45	—	91	—
Gain and fees on the sales of loans	94	351	164	419
Bank owned life insurance	92	—	157	—
Other	565	530	1,123	993

Total non-interest income	2,771	2,835	5,629	5,190

NON-INTEREST EXPENSE
Salaries and employee benefits	4,201	4,893	8,998	9,593
Occupancy, equipment and data processing	1,470	1,278	2,908	2,632
Depreciation expense on operating leases	271	261	526	519
Bank shares tax	193	160	386	320
Professional services	495	482	919	996
Marketing	335	291	533	529
Other	1,040	936	2,183	1,843

Total non-interest expense	8,005	8,301	16,453	16,432

Income before income taxes	2,466	2,488	4,543	4,412
INCOME TAXES	624	709	1,181	1,258

NET INCOME	$1,842	$1,779	$3,362	$3,154

PER SHARE DATA
Net income per share (Basic)	$0.36	$0.34	$0.65	$0.61

Net income per share (Diluted)	$0.35	$0.34	$0.65	$0.60

Dividends declared	$0.140	$0.135	$0.280	$0.270

Basic weighted average shares outstanding	5,187,398	5,170,123	5,181,955	5,156,886

Diluted weighted average shares outstanding	5,206,736	5,230,283	5,202,278	5,222,362

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
(Dollars in thousands)	2008	2007
OPERATING ACTIVITIES
Net income	$3,362	$3,154
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	1,221	1,296
Provision for loan and lease losses	660	—
Amortization of investment security premiums and accretion of discounts, net	159	97
Amortization of deferred loan fees and costs	(411)	(31)
Gains on sales of investment securities, net	(184)	(2)
Gains from sales of assets	(91)	—
Gains and fees from the sale of loans	(164)	(419)
Stock-based compensation expense	92	50
Increase in other assets	(677)	(520)
Increase (decrease) in other liabilities	(1,368)	528

Net cash provided by operating activities	$2,599	$4,153

INVESTING ACTIVITIES
Net increase in loans	(52,213)	(43,627)
Proceeds from the sale of loans	9,636	17,762
Proceeds from sales of investment securities available-for-sale	13,228	4,583
Proceeds from maturities of investment securities available-for-sale	9,537	3,716
Proceeds from maturities of investment securities held-to-maturity	—	5
Purchases of investment securities available-for-sale	(41,542)	(13,888)
Purchase of BOLI (Bank Owned Life Insurance)	(10,000)	—
Purchase of premises and equipment	(3,139)	(4,931)
Proceeds from the sale of fixed assets	48	91

Net cash used in investing activities	$(74,445)	$(36,289)

FINANCING ACTIVITIES
Increase (decrease) in short term Federal Home Loan Bank and other short term borrowings	—	(5,266)
Increase in long term Federal Home Loan Bank borrowings	51,500	15,000
Repayment of long term Federal Home Loan Bank borrowings	(13,782)	(5,882)
Net increase in deposits	24,448	69,538
Cash dividends paid	(1,453)	(1,391)
Proceeds from issuance of guaranteed preferred beneficial interest in
Corporations subordinated debentures:	—	5,155
Net increase (decrease) in treasury stock transactions	(69)	(359)

Net cash provided by financing activities	60,644	76,795

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,202)	44,659
Cash and cash equivalents at beginning of period	53,360	72,341

Cash and cash equivalents at end of period	$42,158	$117,000

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock				Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Retained Earnings		Treasury Stock	Total Stockholders' Equity	Comprehensive Income
(Dollars in thousands)	Shares	Par Value
Balance January 1, 2007	5,279,815	$5,280	$11,939	$50,486	$(1,473)	$(2,970)	$63,262
Net income	—	—	—	3,154	—	—	3,154	$3,154
Cash dividends declared	—	—	—	(1,391)	—	—	(1,391)
Other comprehensive loss
Net unrealized losses on investment securities available-for-sale	—	—	—	—	(999)	—	(999)	(999)
Treasury stock transactions	—	—	(903)	—	—	594	(309)	—

Total comprehensive income								$2,155
Balance June 30, 2007	5,279,815	$5,280	$11,036	$52,249	$(2,472)	$(2,376)	$63,717

Balance January 1, 2008	5,279,815	$5,280	$11,113	$55,347	$(1,207)	$(2,554)	$67,979
Net income	—	—	—	3,362	—	—	3,362	$3,362
Cash dividends declared	—	—	—	(1,453)	—	—	(1,453)
Other comprehensive loss
Net unrealized losses on investment securities available-for-sale	—	—	—	—	(1,270)	—	(1,270)	(1,270)
Treasury stock transactions	—	—	(723)	—	—	746	23	—

Total comprehensive income								$2,092
Balance June 30, 2008	5,279,815	$5,280	$10,390	$57,256	$(2,477)	$(1,808)	$68,641

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Basis of Presentation

        The foregoing unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of Management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and the results of operations for the interim period presented have been included. Operating results for the three and six months ended June 30, 2008 include a $417 thousand reduction of salary and benefits expense associated with loan origination costs not previously deferred in prior periods. Management has concluded that the impact of deferring this expense in the second quarter of 2008 is not material to the Corporation's consolidated financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2007 (our "2007 Annual Report").

        The results of operations for the three and six month periods ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year. Information regarding risks and uncertainties that could cause actual results to vary materially from our prior performance may be found in Part I, Item 1A of our 2007 Annual Report.

2. Accounting for Stock-Based Compensation Plans

        At June 30, 2008, the Corporation had one stock based compensation plan, pursuant to which, shares of the Corporation's common stock could be issued, subject to certain restrictions. The plan, adopted in 2005, allows the Corporation to grant up to 150 thousand shares of restricted stock to employees. During the six months ended June 30, 2008, the Corporation granted 34,500 shares valued at $17.80 per share at the grant date. These shares, or a portion thereof will vest on the third anniversary of the grant date subject to certain employment and company performance requirements. During the six months ended June 30, 2007, the Corporation granted 22,900 shares valued at $21.05 per share at the grant date. One third of these shares vest on each of the first three anniversaries of the date of the grant. These restricted stock grants are also subject to accelerated vesting of all or a portion of the shares upon the occurrence of certain events, as described more fully in our proxy statement. A summary of the Corporation's unvested restricted shares is as follows:
(Dollars in thousands, except shares, and per share data)

	Shares	Grant Date Fair Value	Aggregate Intrinsic Value of Unvested Shares
Unvested at January 1, 2008	21,400	$21.05	—
Granted	34,500	$17.80
Vested	7,138	$21.05
Forfeited	—	—

Unvested at June 30, 2008	48,762	$21.05	$731.4

        The Corporation recorded $92 thousand and $50 thousand of restricted stock expense for the six months ended June 30, 2008 and 2007, respectively.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. Accounting for Stock-Based Compensation Plans (Continued)

        The Corporation's ability to issue stock options under the 1995 Stock Option Plan has expired. Outstanding stock options, however, remain in effect according to their terms. Aggregated information regarding the Corporation's Stock Option Plan as of June 30, 2008 is presented below.

(Dollars in thousands, except shares, per share and years data)

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	208,308	$15.00	—	$437
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(9,152)	18.59	—	—
Expired	—	—	—	—

Outstanding at June 30, 2008	199,156	$14.84	2.22	$33

Exercisable at June 30, 2008	199,156	$14.84	2.22	$33

        There were no options granted during the six months ended June 30, 2008. The total intrinsic value (market value on date of exercise less grant price) of options exercisable at June 30, 2008 is $33 thousand. As of January 1, 2007, there were no unvested options under the Corporation's one stock option plan.

3. Earnings Per Share

Three Months ended June 30, 2008	Income (thousands) (numerator)	Shares (denominator)	Per Share Amount
Basic earnings per share
Net income available to common stockholders	$1,842	5,187,398	$0.36
Effect of Dilutive Securities
Options to purchase common stock	—	19,338	(.01)

Diluted earnings per share
Net income available to common stockholders	$1,842	5,206,736	$0.35

    23,929 anti-dilutive weighted shares have been excluded from this computation because the option exercise price was greater than the average market price of the common shares.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

3. Earnings Per Share (Continued)

Six Months ended June 30, 2008	Income (thousands) (numerator)	Shares (denominator)	Per Share Amount
Basic earnings per share
Net income available to common stockholders	$3,362	5,181,955	$0.65
Effect of Dilutive Securities
Options to purchase common stock	—	20,323	(.00)

Diluted earnings per share
Net income available to common stockholders	$3,362	5,202,278	$0.65

    23,935 anti-dilutive weighted shares have been excluded from this computation because the option exercise price was greater than the average market price of the common shares.

Three Months ended June 30, 2007	Income (thousands) (numerator)	Shares (denominator)	Per Share Amount
Basic earnings per share
Net income available to common stockholders	$1,779	5,170,123	$0.34
Effect of Dilutive Securities
Options to purchase common stock	—	60,160	(.00)

Diluted earnings per share
Net income available to common stockholders	$1,779	5,230,283	$0.34

    13,115 anti-dilutive weighted shares have been excluded from this computation because the option exercise price was greater than the average market price of the common shares.

Six Months ended June 30, 2007	Income (thousands) (numerator)	Shares (denominator)	Per Share Amount
Basic earnings per share
Net income available to common stockholders	$3,154	5,156,886	$0.61
Effect of Dilutive Securities
Options to purchase common stock	—	65,476	(.01)

Diluted earnings per share
Net income available to common stockholders	$3,154	5,222,362	$0.60

    13,674 anti-dilutive weighted shares have been excluded from this computation because the option exercise price was greater than the average market price of the common shares.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4. Comprehensive Income

        Components of comprehensive income are presented in the following chart:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Unrealized (losses) on securities:
Unrealized (losses) arising in period	$(2,118)	$(1,467)	$(2,108)	$(1,516)
Reclassification adjustment	(78)	—	184	2

Net unrealized (loss)	(2,196)	(1,467)	(1,924)	(1,514)

Other comprehensive income before taxes	(2,196)	(1,467)	(1,924)	(1,514)
Income tax benefit	747	499	654	515

Other comprehensive (loss)	(1,449)	(968)	(1,270)	(999)
Net income	1,842	1,779	3,362	3,154
Total comprehensive income	$393	$811	$2,092	$2,155

5. Recent Accounting Pronouncements

        In December 2007, the SEC released Staff Accounting Bulletin SAB 110 ("SAB 110"), "Share Based Payment." SAB 110 expresses the views of the SEC staff regarding the use of a simplified method, as discussed in SAB 107, in developing an estimate of the expected term of share options in accordance with SFAS 123R. This interpretation gives specific examples of when it may be appropriate to use the simplified method of determining the expected term. SAB 110 is effective for fiscal years beginning on or after January 1, 2008. We adopted the provisions of SAB 110 on January 1, 2008. SAB 110 did not have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued Statement No. 141(R) ("SFAS 141(R)"), "Business Combinations." This Statement replaces SFAS 141, "Business Combinations." This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the "purchase method") be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. While the Corporation has not yet evaluated SFAS 141(R) for the impact, if any, that SFAS 141(R) will have on our consolidated financial statements, we will be required to expense costs related to any acquisitions on or after January 1, 2009, rather than capitalize such costs as currently required.

        In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements." This Statement amends Accounting Research Bulletin 51 to

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

5. Recent Accounting Pronouncements (Continued)

establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Corporation has not yet determined the impact, if any, that SFAS 160 will have on our consolidated financial statements.

        In November 2007, the SEC released Staff Accounting Bulletin SAB 109 ("SAB 109"), "Written Loan Commitments Recorded at Fair Value Through Earnings." This bulletin expresses the views of the SEC staff regarding written loan commitments that are accounted for at fair value through earnings under GAAP. SAB 09 is effective for fiscal years beginning after December 31, 2007. We adopted the provisions of SAB 109 on January 1, 2008. SAB 109 did not have a material impact on our consolidated financial statements.

        In March 2007, the FASB ratified Emerging Issues Task Force, or EITF, Issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007 (our fiscal year beginning January 1, 2008). We adopted the provisions of EITF 06-11 on January 1, 2008. EITF 06-11 did not have a material impact on our consolidated financial statements.

        In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The statement defines items eligible for the measurement option. A business entity shall report in earnings unrealized gains and losses on items for which the fair value option has been elected at each subsequent reporting date. We adopted the provisions of SFAS No. 159 on January 1, 2008. SFAS 159 did not have a material impact on our consolidated financial statements.

        In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), "Fair Value Measurements." This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS No. 157 are effective as of the beginning of our 2008 fiscal year. We adopted the provisions of SFAS No. 157 on January 1, 2008. SFAS 157 did not have a material impact on our consolidated financial statements.

6. Fair Market Value

        Statement 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

6. Fair Market Value (Continued)

and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

        Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

        Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

        Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The Company used the following methods and significant assumptions to estimate fair value.

        Securities: Trading securities and investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relaying on the securities' relationship to other benchmark quoted securities. Level 1 securities include those traded on nationally recognized securities exchanges, U.S. Treasury and Agency securities, and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

        Loans held for sale: The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted price exists, the fair value of a loan is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2.

        Loans: The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At March 31, 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

6. Fair Market Value (Continued)

        Foreclosed assets: Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

        The table below presents the balance of assets and liabilities at June 30, 2008 measured at fair value on a recurring basis:

Dollars in thousands	Level 1	Level 2	Level 3	June 30, 2008 Total
Investment securities available for sale	$2,114	$112,741	$—	$114,855

        The table below presents the balance of assets and liabilities at June 30, 2008 measured at fair value on a nonrecurring basis:

Dollars in thousands	Level 1	Level 2	Level 3	June 30, 2008 Total
Loans	$—	$—	$2,042	$2,042

7. Reclassifications

        Certain 2007 numbers have been reclassified to conform with current period presentation. These reclassifications have no impact on net income or earnings per share.

 AMERICAN HOME BANK, NATIONAL ASSOCIATION

 INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
American Home Bank, National Association
Mountville, Pennsylvania

        We have audited the accompanying consolidated balance sheets of American Home Bank, National Association and subsidiaries (Bank) as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Home Bank, National Association and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Bank changed its methods of accounting for mortgage servicing rights and loans held for sale in 2007 and its method of accounting for share-based payments in 2006. As discussed in Note 22, the 2006 and 2005 financial statements have been restated to correct an error pertaining to interest income recognition.

/s/ Beard Miller Company LLP
Harrisburg, Pennsylvania
April 14, 2008

AMERICAN HOME BANK, NATIONAL ASSOCIATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

	2007	2006
		(Restated)
Assets
Cash and due from banks	$5,702,072	$3,193,403
Short-term investments	8,633,228	16,480,679

Cash and Cash Equivalents	14,335,300	19,674,082
Investment securities available for sale	7,508,402	13,517,370
Restricted investment in bank stocks	3,445,950	1,405,550
Mortgage loans held for sale	99,034,334	21,806,286
Loans receivable, net of allowance for loan losses 2007 $1,249,193; 2006 $1,277,777	120,968,396	105,821,467
Due from mortgage investors	8,947,859	9,337,863
Bank owned life insurance	1,329,818	1,266,892
Bank premises and equipment, net	2,230,453	1,844,405
Mortgage servicing rights, net	718,275	1,098,476
Goodwill and other intangibles	1,356,972	1,361,772
Accrued interest receivable	942,339	945,454
Other assets	5,540,388	3,638,563

Total Assets	$266,358,486	$181,718,180

Liabilities and Shareholders' Equity
Liabilities
Deposits:
Demand, non-interest bearing	$8,587,436	$9,743,807
Interest-bearing	169,770,956	143,231,851

Total Deposits	178,358,392	152,975,658
Short-term borrowings	36,250,000	—
FHLB long-term borrowings	30,500,000	9,500,000
Accrued interest payable	604,641	380,831
Other liabilities	2,283,878	1,075,446

Total Liabilities	247,996,911	163,931,935

Minority Interests	1,395,876	1,137,536
Shareholders' Equity
Controlling interests:
Common stock, par value $1.00 per share; authorized 4,000,000 shares; issued and outstanding 2007 1,675,596 shares; 2006 1,673,878 shares	1,675,596	1,673,878
Surplus	16,135,395	16,061,046
Accumulated deficit	(884,614)	(1,138,769)
Accumulated other comprehensive income	39,322	52,554

Total Shareholders' Equity	16,965,699	16,648,709

Total Liabilities and Shareholders' Equity	$266,358,486	$181,718,180

See notes to consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
		(Restated)	(Restated)
Interest Income
Loans, including fees	$7,468,590	$7,693,066	$6,152,793
Mortgage loans held for sale	2,659,919	2,213,635	1,728,857
Securities, taxable	1,196,570	762,101	282,159
Short-term investments	674,055	527,084	397,519

Total Interest Income	11,999,134	11,195,886	8,561,328

Interest Expense
Deposits	7,676,472	6,569,054	4,054,277
Short-term borrowings	102,196	6,249	3,497
Long-term debt	697,995	391,395	238,095

Total Interest Expense	8,476,663	6,966,698	4,295,869

Net Interest Income	3,522,471	4,229,188	4,265,459
Provision for Loan Losses	200,000	325,000	130,000

Net Interest Income after Provision for Loan Losses	3,322,471	3,904,188	4,135,459

Other Income
Net revenue from sales and brokering of loans	17,588,834	16,397,796	11,357,146
Servicing and other fees	2,497,942	2,106,432	2,499,240
Gain on sale of securities	355,694	—	—
Other	62,924	55,709	53,731

Total Other Income	$20,505,394	$18,559,937	$13,910,117

Other Expenses
Salaries and employee benefits	$13,909,262	$13,138,098	$10,634,108
Occupancy	2,184,887	2,127,843	1,153,442
Furniture and equipment	653,495	709,538	581,707
Advertising, marketing and business development	1,279,959	804,077	696,978
Data processing	782,046	831,460	660,450
Professional services	1,153,260	872,521	609,222
Telephone and communications	356,789	334,130	301,207
Office supplies and postage	481,980	458,594	515,726
Outside services	361,301	425,605	254,298
Other	1,741,068	1,105,939	1,334,815
Minority interests	1,229,266	1,901,563	1,445,322

Total Other Expenses	24,133,313	22,709,368	18,187,275

Loss from Continuing Operations before Income Taxes	(305,448)	(245,243)	(141,699)
Income Tax Benefit	—	—	426,277
Income from Discontinued Operations	—	—	290,425

Net Income (Loss)	$(305,448)	$(245,243)	$575,003

See notes to consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance—December 31, 2004	$1,657,395	$15,852,063	$(1,468,529)	$—	$16,040,929
Common stock issued for acquisition	12,000	138,000	—	—	150,000
Issuance of common stock for directors' fees	2,368	27,232	—	—	29,600
Comprehensive income:
Net income (restated)	—	—	575,003	—	575,003
Unrealized loss on securities available for sale	—	—	—	(8,870)	(8,870)

Total Comprehensive Income					566,133

Balance—December 31, 2005—As Restated	1,671,763	16,017,295	(893,526)	(8,870)	16,786,662
Issuance of common stock for directors' fees	2,115	25,385	—	—	27,500
Stock option expense	—	18,366	—	—	18,366
Comprehensive income (loss):
Net loss (restated)	—	—	(245,243)	—	(245,243)
Unrealized gain on securities available for sale, net of taxes of $31,643	—	—	—	61,424	61,424

Total Comprehensive Loss					(183,819)

Balance—December 31, 2006—As Restated	1,673,878	16,061,046	(1,138,769)	52,554	16,648,709
Adjustment for adoption of SFAS 156—Accounting for Servicing of Financial Assets (See Note 1), net of taxes of $2,326	—	—	4,516	—	4,516
Adjustment for adoption of SFAS 159—Fair Value Option (See Note 1), net of taxes of $285,954	—	—	555,087	—	555,087

Adjusted Balance—January 1, 2007	$1,673,878	$16,061,046	$(579,166)	$52,554	$17,208,312
Issuance of common stock for directors' fees	1,718	17,819	—	—	19,537
Stock option expense	—	56,530	—	—	56,530
Comprehensive income (loss):
Net loss	—	—	(305,448)	—	(305,448)
Unrealized loss on securities available for sale, net of taxes of $6,816	—	—	—	(13,232)	(13,232)

Total Comprehensive Loss					(318,680)

Balance—December 31, 2007	$1,675,596	$16,135,395	$(884,614)	$39,322	$16,965,699

See notes to consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
		(Restated)	(Restated)
Cash Flows from Operating Activities
Net income (loss)	$(305,448)	$(245,243)	$575,003
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interests	1,229,266	1,901,563	1,445,322
Provision for loan losses	200,000	325,000	130,000
Provision for depreciation and amortization	613,226	689,259	556,225
Deferred income tax benefit	—	—	(426,277)
Net gain on sale of securities	(355,694)	—	—
Loss on sale of foreclosed real estate	—	62,979	—
Stock option expense	56,530	18,366	—
Directors' fees paid in stock	19,537	27,500	29,600
Proceeds from sales of loans	537,922,166	543,807,717	456,947,207
Net realized and unrealized gains on sales of loans and derivatives	(15,381,547)	(13,609,033)	(12,850,668)
Loans originated for sale	(597,996,292)	(536,008,930)	(423,096,100)
Earnings on investment in life insurance	(62,924)	(55,709)	(53,731)
Net amortization of deferred costs	402,304	1,263,123	—
(Increase) decrease in assets:
Accrued interest receivable	3,115	(205,755)	(169,500)
Mortgage servicing rights	(282,078)	(335,192)	(502,498)
Due from mortgage investors	390,004	(52,529)	(2,002,091)
Other assets	(2,108,073)	(850,385)	1,831,636
Increase (decrease) in liabilities:
Accrued interest payable	223,810	133,588	55,960
Impairment reserve on joint venture	—	—	(455,958)
Other liabilities	719,935	148,483	(1,150,922)

Net Cash Provided by (Used in) Operating Activities	(74,712,163)	(2,985,198)	20,863,208

Cash Flows from Investing Activities
Securities available for sale:
Purchases	$(32,883,916)	$(11,691,454)	$(3,000,000)
Maturities, calls and principal repayments	18,873,247	1,000,000	2,500,000
Proceeds from sales	20,394,839	—	—
Net (increase) decrease in loans receivable	(16,300,002)	5,427,121	(15,574,957)
(Increase) decrease in restricted investment in bank stocks, net	(2,040,400)	(164,300)	137,350
Purchases of bank premises and equipment	(994,474)	(379,365)	(1,925,983)
Proceeds from sale of mortgage servicing rights	662,279	1,205,080	—
Proceeds from sale of foreclosed real estate	—	357,900	—
Other	—	—	(214,208)

Net Cash Used in Investing Activities	(12,288,427)	(4,245,018)	(18,077,798)
Cash Flows from Financing Activities
Net increase in deposits	25,382,734	17,088,572	2,346,408
Net increase in short-term borrowings	36,250,000	—	—
Proceeds from long-term borrowings	30,500,000	9,500,000	2,000,000
Repayment of long-term borrowings	(9,500,000)	(8,500,000)	(6,500,000)
Cash distributions to minority owners	(1,702,426)	(1,756,746)	(2,184,356)
Cash invested by minority owners	731,500	294,000	203,000

Net Cash Provided by (Used in) Financing Activities	81,661,808	16,625,826	(4,134,948)

Net Increase (Decrease) in Cash and Cash Equivalents	(5,338,782)	9,395,610	(1,349,538)
Cash and Cash Equivalents—Beginning	19,674,082	10,278,472	11,628,010

Cash and Cash Equivalents—Ending	$14,335,300	$19,674,082	$10,278,472

Supplementary Cash Flows Information
Interest paid	$8,252,853	$6,833,110	$4,239,909

Supplementary Schedule of Noncash Investing and Financing Activities
Other real estate acquired in settlement of loans	$550,769	$211,947	$71,695

Noncash consideration for acquisition	$—	$—	$150,000

See notes to consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

        The accounting policies discussed below are followed consistently by American Home Bank, National Association and subsidiaries ("Bank"). These policies are in accordance with accounting principles generally accepted in the United States of America and conform to common practices in the mortgage banking industry.

Principles of Consolidation

        The consolidated financial statements include the accounts of American Home Bank, National Association (the Bank) and its wholly-owned subsidiary, American Construction Mortgage, Inc. The consolidated statements also include majority-owned or controlled subsidiary corporations and affiliated business arrangements. The Bank operates Affiliated Business Arrangements ("AFBAs") for mortgage originations for builder and realtor partners. The AFBAs are limited liability companies jointly owned by the Bank and the builder or realtor partner. The operations of the AFBAs are consolidated in the financial statements of the Bank. The minority ownership of the AFBA partners are shown as minority interest on the consolidated financial statements. All intercompany accounts and transactions are eliminated in the consolidation.

Nature of Operations

        The Bank is a national bank, regulated by the Office of the Comptroller of the Currency, which commenced operations on August 6, 2001.

        The Bank operates primarily as a mortgage bank serving the central Pennsylvania, Maryland, Virginia, Delaware and New Jersey markets with an emphasis on residential construction, permanent mortgage lending and the sale of such loans in the secondary market. Its subsidiary corporations and joint ventures operate primarily in the same markets as mortgage brokers.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of mortgage servicing rights, allowance for loan losses, potential impairment of intangible assets and investment securities, valuation of loans held for sale commitments on such loans, as well as related forward sales agreements, and the valuation allowance for deferred tax assets.

Cash Flows Information

        For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and short-term investments with a maturity date of three months or less. Generally, federal funds are purchased and sold for one-day periods. For 2005, cash flows from derivative instruments accounted for as fair value hedges, which are primarily forward sales commitments, are classified in net gains on sales of loans.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Securities

        Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

        Securities classified as available for sale are those securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Unrealized gains and losses are reported as increases or decreases in other comprehensive income. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated life of the security.

        Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for the amortization of premium and accretion of discount, computed by the interest method over the estimated life of the security.

        Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

        Restricted stock, which is carried at cost, consists of Federal Reserve Bank ("FRB") stock, Federal Home Loan Bank ("FHLB") stock, and Atlantic Central Bankers Bank stock. Federal law requires a member institution of the FRB and FHLB to hold stock according to predetermined formulas.

Mortgage Loans Held for Sale and Adoption of New Accounting Standards

        Mortgage loans held for sale consist primarily of residential mortgages that were originated in accordance with secondary market pricing and underwriting standards.

        Effective January 1, 2007, the Bank adopted SFAS No. 159 and No. 157 and elected to account for its mortgage loans held for sale at fair value, with changes in fair value reflected in the statements of operations, within net revenue from sales and brokering of loans. Management elected to adopt SFAS No. 159 for its mortgage loans held for sale portfolio to eliminate the need to comply with cumbersome requirements under SFAS No. 133 to otherwise account for these loans at fair value. SFAS No. 157 must be adopted concurrently with SFAS No. 159. The adoption of SFAS No. 159 was reflected as an adjustment to beginning accumulated deficit of $555,087. Prior to the adoption of SFAS No. 159, the mortgages were valued at the lower of cost or market, determined on an aggregate basis, with loan origination fees and direct origination costs deferred and recognized in earnings when the loans were sold. Under the lower of cost or market method, the costs of mortgage loans held for sale that had been designated in a fair value hedge were adjusted for changes in fair value.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Mortgage Servicing Rights and Adoption of New Accounting Standards

        An asset is recognized for mortgage-servicing rights ("MSRs") acquired through purchase or origination, and prior to January 1, 2007, was carried at the lower of the capitalized amount, net of accumulated amortization, or fair value. Amounts capitalized were amortized in proportion to, and over the period of, estimated net servicing income. If mortgage loans are sold with servicing retained, the total cost of the mortgage loans is allocated to the loans and servicing rights based on their relative fair values. On January 1, 2007, the Bank adopted SFAS No. 156 and elected to account for all of its mortgage servicing rights at fair value, with changes in fair value reflected in the statement of operations. This election was made to enable the recognition of unrealized gains in MSRs as opposed to just impairment under the pre-existing standard. The adoption of SFAS No. 156 was reflected as an adjustment to beginning accumulated deficit of $4,516.

        Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

        Prior to January 1, 2007, upon the sale of servicing rights, the carrying value is removed from the balance sheet and a gain or loss recognized for the excess/deficiency of the proceeds versus the carrying amount.

Derivatives and Hedging Activity

        All derivative instruments are recognized on the balance sheet at fair value. The Bank records derivatives with a net positive fair value in other assets and those with a net negative fair value in other liabilities. The Bank enters into forward sales commitments for both loans and mortgage-backed securities to hedge its exposure to changes in the fair value attributable to changes in interest rates of mortgages that will be sold on the secondary market. Through December 31, 2006, such forward commitments constituted and were designated as fair value hedges upon funding of the specific loan or loans being hedged. As such, both the forward commitment and hedged loan were carried in the financial statements at fair value under SFAS No. 133. To qualify for fair value treatment under SFAS No. 133, derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedged risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. For an effective fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged loan attributable to the hedged risk are recorded in current period operations through net revenue from sales and brokering of loans. Ineffectiveness associated with fair value hedges was not significant for 2006 or 2005. Interest rate lock commitments on mortgage loans that are intended to be sold and related forward sales commitments are accounted for as freestanding derivatives. For freestanding derivatives, fair value hedges that no longer qualify for hedge accounting under SFAS No. 133, and any other derivative instruments, changes in the fair values are reported in current period operations through net revenue from sales and brokering of loans. Refer to Note 13 for additional information on derivatives

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

and hedging activity. In part due to the cumbersome requirements under SFAS No. 133 to qualify for hedge accounting, effective January 1, 2007, the Bank adopted SFAS No. 159 and elected to account for mortgages held for sale at fair value. Concurrent with that election, management also began designating all forward sales commitments as free-standing derivatives and continued to account for them at fair value.

Loans Receivable

        Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses, charge-offs and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct organization costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

        The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. Past-due status is based on the contractual terms of the loan. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

        The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

        The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower that the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential mortgage loans for impairment disclosures. Loss factors used in computing the impairment of homogeneous pools of loans are derived from the loss experience of similar institutions as the Bank does not have historical information of its own due to its limited operating history.

Due from Mortgage Investors

        Due from mortgage investors represents the fair value of mortgage loans held for sale in which the loan files have been transferred to investors. Funds due from the investors normally are received within ten days of the investor taking title of the loan file.

Bank Owned Life Insurance

        The Bank invests in bank owned life insurance ("BOLI"). BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Bank is the owner and beneficiary of the policies. This life insurance investment is carried as an asset at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in other income on the income statements.

Bank Premises and Equipment

        Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the assets' estimated useful lives.

Other Real Estate Owned

        Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned and are included in other assets initially at the estimated fair value of the asset, establishing a new cost basis. Fair values are generally determined through independent appraisal, less estimated selling costs. Costs to maintain the assets, declines in value subsequent to foreclosure, and gains and

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

losses on sales are included in other income and other expenses. The balance of other real estate owned was $687,457 and $136,688, respectively, at December 31, 2007 and 2006.

Intangible Assets

        The excess of the cost of an acquired entity over the fair value of identifiable net assets acquired is recorded as goodwill, which totaled $1,335,372 at December 31, 2007 and 2006, respectively. In accordance with SFAS No. 142, management periodically assesses whether events or changes in circumstances indicate that the carrying amount of goodwill may be impaired. Other intangibles of $21,600 and $26,400, net of accumulated amortization at December 31, 2007 and 2006, respectively, are being amortized over their 10-year estimated useful life.

Advertising Costs

        The Bank follows the policy of charging the costs of advertising to expense as incurred.

Stock Based Compensation

        Effective January 1, 2006, the Company adopted SFAS 123R using the modified-prospective transition method. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the statement of operations at fair value. Under the modified-prospective transition method, the Company would recognize an expense over the remaining required service period for any stock options granted prior to January 1, 2006 for the portion of those grants for which the requisite service has not yet been rendered, of which there were none. In 2005, the Bank elected to vest fully all-outstanding stock options issued to employees. Stock-based compensation expense recognized for the years ended December 31, 2007, 2006, and 2005 totaled $56,530, $18,366, and $-0-, respectively.

        The following table shows the impact to 2005 net income as though share-based compensation was recorded in that period:

2005
Net income as reported	$575,003
Total stock-based compensation expense determined under fair value based method for all awards	(165,629)

Pro forma net income	$409,374

Income Taxes

        Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carryforwards and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

        Effective January 1, 2007, the Bank adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The impact of adopting FIN 48 was not significant to the financial statements. The tax years subject to examination by the taxing authorities are the years ended December 31, 2003 through 2007.

Off-Balance Sheet Financial Instruments

        In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded on the balance sheet when they are funded.

Reclassifications

        Certain amounts in the 2006 and 2005 financial statements have been reclassified to conform to the 2007 presentation. These reclassifications had no impact on net income or loss.

New Accounting Pronouncements

  FASB Statement No. 160

          FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Bank does not expect the new pronouncement will have a material impact on its consolidated financial statements.

  SAB 109

          Staff Accounting Bulletin No. 109 ("SAB 109"), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments." Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Bank does not expect SAB 109 to have a material impact on its consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Investment Securities

        The amortized cost, related fair value, and unrealized gains and losses for securities are as follows at December 31, 2007 and 2006:

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Government Sponsored Agency	$6,291,876	$51,083	$(16,680)	$6,326,279
Mortgage-backed security	1,156,947	25,176	—	1,182,123

	$7,448,823	$76,259	$(16,680)	$7,508,402

	2006
Available for Sale
Government Sponsored Agency	$12,000,000	$91,750	$(24,360)	$12,067,390
Mortgage-backed security	1,433,677	16,303	—	1,449,980

	$13,433,677	$108,053	$(24,360)	$13,517,370

        Gross unrealized losses of $16,680 pertaining to one security and $24,360 pertaining to one security at December 31, 2007 and 2006, respectively, have been in existence for less than twelve months, and are attributable to changes in interest rates. Management considers the losses to be temporary.

        Amortized cost and fair value at December 31, 2007, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay with or without penalties.

	Amortized Cost	Fair Value
1 year or less	$—	$—
Over 1 year through 5 years	—	—
Over 5 years through 10 years	2,000,000	2,001,260
Over 10 years	4,291,876	4,325,019
Mortgage backed security	1,156,947	1,182,123

	$7,448,823	$7,508,402

        Gross gains of $355,694 were realized on sales of available for sale securities in 2007. No securities were sold in 2006 or 2005.

Note 3—Mortgage Servicing Rights

        As stated in Note 1, the Bank accounted for mortgage servicing rights at lower of cost or fair value through December 31, 2006 and elected to account for them at fair value on January 1, 2007.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Mortgage Servicing Rights (Continued)

        Activity in mortgage servicing rights for the years ended December 31, 2007, 2006, and 2005 is as follows:

	2007	2006	2005
Beginning balance, net	$1,098,476	$1,968,364	$1,465,866
Impact of adoption of SFAS No. 156	6,842	—	—
Amounts capitalized	361,402	601,026	777,615
Amortization		(325,189)	(360,292)
Sale of servicing rights	(662,279)	(1,205,080)	—
Decrease in fair value—primarily attributable to increased prepayment speeds	(86,166)	—	—

	718,275	1,039,121	1,883,189
Valuation allowance, net change	—	59,355	85,175

Ending balance, net	$718,275	$1,098,476	$1,968,364

        As of December 31, 2007 and 2006, loans serviced for the benefit of others were $50,919,796 and $73,482,139, respectively. In connection with loans serviced for others, the Bank held borrower's escrow balances of $472,185 and $513,819 at December 31, 2007 and 2006, respectively.

Note 4—Loans Receivable

        The composition of net loans receivable at December 31, 2007 and 2006 is as follows:

	2007	2006
Real estate—construction	$58,639,312	$56,358,910
Residential mortgage	50,640,321	41,081,718
Consumer	646,355	1,166,161
Commercial mortgage	5,020,007	3,332,280
Commercial	7,271,594	5,160,175

	122,217,589	107,099,244
Allowance for loan losses	(1,249,193)	(1,277,777)

Net Loans	$120,968,396	$105,821,467

        The above amounts are recorded net of unamortized deferred (revenue) costs of $(71,102) at December 31, 2007 and $331,202 at December 31, 2006.

        The Bank had loans totaling $2,654,441 and $1,170,449 that were more than 90 days past due and in nonaccrual status at December 31, 2007 and 2006, respectively. There were no impaired loans at December 31, 2007 or 2006.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Allowance for Loan Losses

        The changes in the allowance for loan losses for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
Balance, beginning	$1,277,777	$1,087,333	$1,015,249
Provision for loan losses	200,000	325,000	130,000
Charge-offs	(228,584)	(134,556)	(57,916)

Balance, ending	$1,249,193	$1,277,777	$1,087,333

Percentage of allowance to outstanding loans	1.02%	1.19%	0.96%

Note 6—Bank Premises and Equipment

        The components of bank premises and equipment at December 31, 2007 and 2006 are as follows:

	2007	2006
Leasehold improvements	$193,462	$193,462
Furniture, fixtures and equipment	3,832,128	3,083,153
Computer software	997,126	848,805

	5,022,716	4,125,420
Accumulated depreciation	(2,792,263)	(2,281,015)

	$2,230,453	$1,844,405

        The Bank leases its premises for its banking office and space at various other locations and certain office equipment from various vendors under operating lease agreements.

        Future minimum lease payments by year are as follows:

2008	$909,178
2009	890,946
2010	835,748
2011	794,340
2012	773,075
Thereafter	1,962,572

$6,165,859

        Total rent expense was $1,904,753, $1,116,421, and $1,038,479 for the years ended December 31, 2007, 2006, and 2005, respectively.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Deposits

        The components of deposits at December 31, 2007 and 2006 are as follows:

	2007	2006
Demand, non-interest bearing	$8,587,436	$9,743,807
Demand, interest bearing	1,817,045	1,946,631
Savings and money market	18,103,008	13,430,882
Time, $100,000 and over	53,165,944	33,648,126
Time, other	96,684,959	94,206,212

Total Deposits	$178,358,392	$152,975,658

        At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$138,312,184
2009	9,344,077
2010	1,369,670
2011	477,994
2012	346,978

$149,850,903

Note 8—Short-Term Borrowings

        The Bank has a $3,500,000 federal funds line at PNC Bank, which is secured by U.S. Treasury or U.S. Government agency securities, against which the Bank can borrow for up to 14 days. The interest rate on this line is the daily PNC federal funds rate. The Bank also has a $2,000,000 unsecured federal funds line at Atlantic Central Bankers Bank, against which the Bank can borrow for up to 14 days. The interest rate on this line is the daily Atlantic Central Bankers Bank federal funds rate. Additionally, the Bank has an unsecured $3,500,000 line of credit agreement with Atlantic Central Bankers Bank. The interest rate on this line is the Atlantic Central Bankers Bank daily prime rate. The Bank also has a $5,000,000 unsecured federal funds line at First Tennessee Bank against which the Bank can borrow for up to 14 days. The interest rate on this line is the daily First Tennessee Bank federal funds rate. The Bank had $5,000,000 outstanding on its First Tennessee Bank federal funds line at December 31, 2007. In addition, the Bank at December 31, 2007 has a series of short-term collateralized Federal Home Loan Bank fixed rate advances totaling $31,250,000. These advances mature in January 2008 and carry a weighted average interest rate of 4.45%.

Note 9—Long-Term Debt

        Long-term debt outstanding at December 31, 2007 and 2006 includes a series of collateralized Federal Home Loan Bank fixed rate advances totaling $30,500,000 and $9,500,000, respectively. These advances mature through January 2012 and carry a weighted average interest rate of 4.55% and 4.93% at December 31, 2007 and 2006, respectively. As of December 31, 2007, the Bank had an additional borrowing capacity of approximately $50,000,000 with the Federal Home Loan Bank. Borrowings from the Federal Home Loan Bank are secured by qualifying residential mortgages, investments and other

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Long-Term Debt (Continued)

assets. The following table summarizes the scheduled maturity periods of Federal Home Loan Bank advances as of December 31, 2007 and 2006:

	2007	2006
2007	$—	$9,500,000
2008	3,500,000	—
2010	12,000,000
2012	15,000,000	—

	$30,500,000	$9,500,000

Note 10—Comprehensive Income (Loss)

        Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss). Sources of comprehensive income (loss) not included in net income (loss) for the years ended December 31, 2007, 2006, and 2005 were limited to unrealized gains and losses on securities available for sale. During 2007, securities gains of $355,694 were recognized, of which approximately $65,000 had been included in other comprehensive income at December 31, 2006.

Note 11—Federal Income Taxes

        The components of the net deferred tax asset at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:
Allowance for loan losses	$417,866	$427,584
Net operating loss carryforwards	1,072,762	920,834
Depreciation	10,843	6,355
Other	128,073	64,475

	1,629,544	1,419,248
Valuation allowance	(290,411)	(75,327)

Deferred Tax Asset, Net of Valuation Allowance	1,339,133	1,343,921

Deferred tax liabilities:
Mortgage servicing rights	(244,214)	(373,482)
Loan fees	(59,180)	(198,323)
Net unrealized gain on loans and related derivatives	(872,336)	(336,942)
Other	(9,419)	(8,897)

Deferred Tax Liability	(1,185,149)	(917,644)

Net Deferred Tax Asset, Included in Other Assets	$153,984	$426,277

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        During 2005, a tax benefit of $426,277 was recognized attributable to the partial reversal of the valuation allowance. There was no tax benefit or expense recognized in 2007 and 2006 due to the need to continue to maintain a valuation allowance. At December 31, 2007 net operating low carryforwards approximate $3,155,000 and will begin to expire in the year 2022.

Note 12—Transactions with Executive Officers, Directors and Affiliated Companies

        The Bank has had, and may be expected to have in the future, banking and business transactions in the ordinary course of business with its directors and officers, including members of their families and corporations, partnerships or other organizations in which they have a controlling interest (commonly referred to as related parties).

        Deposits of related parties totaled $712,601 and $943,549 at December 31, 2007 and 2006, respectively. Information regarding loans to related parties is as follows:

January 1, 2007 balance	$1,395,069
New loans	2,518,635
Payments received	(658,480)

December 31, 2007 balance	$3,255,224

        In addition, the Bank has entered into the following business transactions with the Directors indicated:

          The Bank has retained the services of Hartman Underhill & Brubaker LLP to represent the Bank. Director Brubaker was a senior partner in Hartman Underhill & Brubaker LLP. During 2007, 2006, and 2005, fees totaling $292,476, $277,787, and $357,279, respectively, were paid to Hartman Underhill & Brubaker LLP for services rendered.

          Prior to Bank formation, the Organizers planned to develop internet-based systems to facilitate the construction/permanent loan marketing and mortgage broker administration activities of the Bank. Discussions with the Office of Comptroller of the Currency ("OCC") in November 2000 indicated that software and Internet development activities and expenses were not appropriate to be funded by the organizing entity. The Organizers and others, therefore, utilized a separate corporation, Construction Mortgage Acceptance Corporation (formerly known as First Capital Management Ltd.) ("Construction Mortgage"), to undertake these activities. This structure was acceptable to the OCC, and was incorporated as part of the final charter application by the Organizers.

          The Organizers funded and performed substantial development activities regarding the technology business plan and prototyping of internet software prior to OCC Bank charter approval. These activities continued through 2001. The Bank did not incur these development expenses.

          Construction Mortgage intends to continue to develop internet-based standardized construction lending management systems and procedures that may ultimately be offered to users beyond the Bank. It is believed that this structure provides the Bank with a competitive advantage with little associated cost. The Bank also benefits as the systems and procedures are structured to integrate well with the Bank's existing systems.

          Construction Mortgage has developed several web sites directed at homeowners, builders and mortgage brokers that provide educational and home planning tools focused on the homebuilding process, including educational information on the financing of new home construction by

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Transactions with Executive Officers, Directors and Affiliated Companies (Continued)

  homeowners. During 2007, 2006, and 2005, the Bank paid Construction Mortgage $12,000 per year to utilize these sites to attract customers, builders and mortgage brokers to inquire of the Bank's products and services. The sites are also used to distribute marketing materials and text documents to mortgage brokers.

          Construction Mortgage is owned by the Directors of the Bank, as well as other individuals who are not Directors of the Bank. Services are purchased on a month-to-month basis. There are no retainers or long-term contracts in place.

          One of Construction Mortgage's web sites is intended to generate leads for construction mortgages. The Real Estate Settlement Procedures Act ("RESPA") prohibits the payment of fees or other consideration for the referral of mortgage loan customers. The payments made by the Bank to Construction Mortgage will not be predicated on the referral of mortgage customers or the origination of mortgage loans. The fees for this web site will essentially represent advertising and marketing expenses of the Bank, and the Bank will bear the risk of such advertising and marketing effectiveness, in accordance with RESPA.

Note 13—Financial Derivatives and Commitments

Financial Derivatives—Interest Rate Risk Management

        The Bank, as part of its traditional real estate lending activities, originates fixed-rate 1-4 unit residential loans for sale in the secondary market. At the time of origination, management identifies loans that are expected to be sold in the near future. These warehoused loans have been classified as mortgage loans held for sale in the consolidated balance sheet. These loans expose the Bank to variability in their fair value due to changes in interest rates. If interest rates increase, the value of the loans decreases. Conversely, if interest rates decrease, the value of the loans increases.

        The Bank enters into rate lock commitments to extend credit to borrowers at a specified interest rate upon the ultimate funding of the loan. These rate lock commitments are generally 30 days for a permanent loan and can range up to 360 days for a construction loan. Unfunded loans for which commitments have been entered into are called "pipeline loans." Some of these rate lock commitments will ultimately expire without being completed. To the extent that a loan is ultimately granted and the borrower ultimately accepts the terms of the loan, these rate lock commitments expose the Bank to variability in their fair value due to changes in interest rates. If interest rates increase, the value of these rate lock commitments decreases. Conversely, if interest rates decreases, the value of these rate lock commitments increases.

        Loan commitments related to the origination of mortgage loans that will be held for sale must be accounted for as derivative instruments. Such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in net revenue from sales and brokering of loans.

        To mitigate the effect of this interest rate risk on both the held for sale loans and interest rate lock commitments, the Bank enters into offsetting derivative contracts, primarily forward loan sale commitments.

        The forward loan sales commitments lock in the price for the sale of specific loans or loans to be funded under specific interest rate lock commitments or for a generic group of loans with similar characteristics. These commitments outstanding at December 31, 2007 mature at various dates through

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Financial Derivatives and Commitments (Continued)

March 18, 2008. Mandatory forward sales commitments are agreements to sell a certain notional amount of loans at a specified future time period at a specified price. The Bank incurs a penalty for failure to follow through with the commitment. Best efforts forward sales commitments also result in direct or indirect financial penalties for failure to follow through if the related loans close. The notional amount of forward loan sales commitments hedging warehouse loans and interest rate lock commitments, as well as interest rate lock commitments themselves, and their fair values are summarized as follows at December 31, 2007 and 2006. The fair values of all of these items are recorded on the balance sheet within other assets and other liabilities as these items are financial derivatives. Notional amounts are not reflected in the consolidated financial statements but represent the dollar amounts of loans that are subject to potential sale under the forward sales commitments or the potential loan amounts to be funded under the interest rate lock commitments. Refer to Note 20 for additional information pertaining to fair value.

	December 31, 2007		December 31, 2006
	Notional Amount	Fair Value	Notional Amount	Fair Value
Mandatory forward sales commitments	$63,883,414	$(200,215)	$17,741,092	$10,899
Best efforts forward sales commitments	112,549,460	(36,116)	34,235,964	378,313
Interest rate lock commitments	68,598,455	1,136,055	32,721,379	577,546

Commitments

        During the ordinary course of business, the Bank sells mortgage loans and indemnifies the purchaser for breaches of representations and warranties. Additionally, the Bank is liable to reimburse certain investors for profits pertaining to loans that payoff within 180 days of sale or to repurchase loans that go into early payment default as defined in the individual agreements with investors. The recorded liability for such indemnifications was $39,890 and $25,000 at December 31, 2007 and 2006, respectively. Losses recognized were $194,959, $285,584, and $143,651 for the years ended December 31, 2007, 2006, and 2005, respectively.

        The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and to a lesser extent, standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Financial Derivatives and Commitments (Continued)

        At December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2007	2006
Commitments to grant mortgage loans	$43,575,868	$16,112,122
Unfunded commitments under lines of credit	11,361,846	11,248,949
Unfunded construction loans	38,845,795	34,048,575
Standby letters of credit	1,643,859	1,045,810

	$95,427,368	$62,455,456

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held typically consists of residential real estate.

        Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and similar transactions. The terms of the letters of credit vary and may have renewal features. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2007 and 2006, for guarantees under standby letters of credit issued is not material.

        The Corporation has not been required to perform on any financial guarantees, and has not incurred any losses on its commitments, during the past two years.

Note 14—Concentrations of Credit Risk

        The Bank grants loans, which are intended to be held until maturity or payoff, primarily to individuals and small businesses located in central Pennsylvania. The concentration of credit by type of loan is set forth in Note 4. The debtors' ability to honor their contracts is influenced by the region's economy.

        As a result of using derivative instruments, the Bank has potential exposure to credit loss in the event of nonperformance by the counterparties. The Bank manages this credit risk by selecting only well established, financially strong counterparties, spreading the credit risk among different counterparties, and by placing contractual limits on the amount of unsecured credit risk from any one counterparty. The Bank's exposure to credit risk in the event of default by a counterparty to interest rate lock commitments and forward sales commitments is the total fair value of all such commitments with a positive fair value which is recorded on the balance sheet as an other asset and was $1,171,236 at December 31, 2007 and $636,856 at December 31, 2006.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14—Concentrations of Credit Risk (Continued)

        From time to time, cash balances with other institutions can exceed federally insured limits. The Bank manages this risk by selecting only well-established, financially sound institutions to have correspondent relationships with.

Note 15—Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of the Comptroller of the Currency (OCC). Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to assets. Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject and is considered well capitalized at December 31, 2007 and 2006.

        A comparison of the Bank's actual capital amounts to the regulatory requirements at December 31, 2007 and 2006 is presented below:

	Actual		For Capital Adequacy Purposes				"Well Capitalized" Requirements
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2007:
Total capital (to risk-weighted assets)	$16,550	10.6%	$≥	12,544	≥	8.0%	$≥	15,681	≥	10.0%
Tier 1 capital (to risk-weighted assets)	15,302	9.8	≥	6,272	≥	4.0	≥	9,408	≥	6.0
Tier 1 capital (to average assets)	15,302	6.6	≥	9,240	≥	4.0	≥	11,550	≥	5.0
As of December 31, 2006:
Total capital (to risk-weighted assets)	$16,136	14.7%	$≥	8,783	≥	8.0%	$≥	10,978	≥	10.0%
Tier 1 capital (to risk-weighted assets)	14,858	13.5	≥	4,391	≥	4.0	≥	6,587	≥	6.0
Tier 1 capital (to average assets)	14,858	8.1	≥	7,355	≥	4.0	≥	9,193	≥	5.0

        The Bank is subject to certain restrictions on the amount of dividends it may declare due to regulatory considerations. A national bank is required to obtain the approval of the OCC if the total of all dividends declared in any calendar year exceeds the Bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Benefit Plan

        During 2002, the Bank implemented a 401(k) qualified retirement plan that covers substantially all employees. Under the Plan, employees can contribute a percentage of gross salary ranging from 1% to the maximum amount permitted by the Internal Revenue Service. The Bank may make a discretionary contribution annually. Expense recognized related to the Plan in 2007, 2006, and 2005 was $202,985, $178,057, and $140,093, respectively.

Note 17—Shareholders' Equity

        During 2007 and 2006, no stock was sold or issued as contingent consideration for previous years acquisitions. In 2005, the Bank issued 12,000 shares of common stock at $12.50 per share as contingent consideration for a previous year's acquisition.

Note 18—Stock Grants, Warrants and Stock Option Plans

        The Bank issued stock purchase warrants in connection with its initial public offering, giving certain organizers the right to purchase a total of 212,000 shares of common stock at the initial offering price of $10 per share. These warrants were granted in consideration of the risks undertaken by the organizers, are exercisable in full and will expire July 2011.

        At the election of non-employee directors, remuneration for meetings attended may be paid in common stock or cash. In 2007, 2006, and 2005, 1,718 shares, 2,115 shares, and 2,368 shares, respectively, were issued to directors in lieu of cash, resulting in expense recognition of $19,537, $27,500, and $29,600 for 2007, 2006, and 2005, respectively.

        Under the 2001 Stock Option Incentive Plan (the Plan), employees, directors, consultants and advisors are eligible to receive options to purchase shares of common stock at the fair market value on the date the option is granted. Shares that may be issued under the Stock Option Plan shall not exceed in the aggregate 260,000 shares. Unless otherwise authorized by the Board of Directors, each grant shall vest over a three-year period and will expire no later than ten years from the date of the grant.

        The weighted average grant-date fair value of options granted in 2007, 2006, and 2005 was $4.23, $4.28, and $3.17, respectively. The fair value of the options awarded under the option plan is estimated on the date of grant using the Black-Scholes valuation model, which is dependent upon certain assumptions as presented below:

	2007	2006	2005
Expected life (in years)	7	7	7
Risk-free interest rate	4.96%	5.05%	4.22%
Expected volatility	15.00%	15.00%	—%
Expected dividend yield	—%	—%	—%

        The expected life of the options was estimated using the average vesting period of the options granted and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the grant date. Volatility for 2005 was based on the minimum value method. Volatility of the Bank's stock price for 2007 and 2006 was based on implied volatility of similar, publicly traded institutions. Dividend yield was based on historical dividends divided by the average market price for that period.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18—Stock Grants, Warrants and Stock Option Plans (Continued)

        Information regarding the Company's stock option plan as of December 31, 2007 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life
Options outstanding, beginning of year	175,500	$11.24	6.05
Options granted	33,000	13.00	9.54
Options forfeited	(3,000)	12.83	8.19

Options outstanding, end of year	205,500	$11.50	5.87

Options exercisable, end of year	155,164	$11.01	4.91

Option price range at end of year	$10.00 - $13.00

        As of December 31, 2007, there was $173,102 of total unrecognized compensation cost related to non-vested options granted under the plan. This cost is expected to be recognized over a weighted average period of 2.3 years.

        No options were exercised during the years ended December 31, 2007, 2006, and 2005. The aggregate intrinsic value of the stock has been minimal.

Note 19—Legal Contingencies

        In the normal course of business, the Bank is subject to pending and threatened legal actions, some for which the relief or damages sought are significant. During 2007, the Bank recognized expense of $162,500 pertaining to the probable settlement of one particular claim. After reviewing any other pending and threatened actions with counsel, management believes that the outcome of any other potential legal contingencies will not have a material adverse effect on the results of operations or shareholders' equity.

Note 20—Fair Value of Financial Instruments

        FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Fair Value of Financial Instruments (Continued)

        The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

Cash and Short-Term Investments

        The carrying amounts reported in the balance sheet for cash and short-term investments approximate their fair value at the reporting date.

Investment Securities

        Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

        For the restricted investment in bank stock, the carrying amount approximates its fair value.

Mortgage Loans Held for Sale

        The value of mortgage loans held for sale is based primarily on investor quotes.

Loans

        For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using discounted cash flows, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable and Payable

        The carrying amounts for interest receivable and payable approximate their fair value at the balance sheet date.

Due from Mortgage Investors

        The carrying amount of due from mortgage investors approximates its fair value at the balance sheet date.

Mortgage Servicing Rights

        To determine the fair value of MSRs, the Bank uses an independent third party to estimate the present value of estimated future net servicing income. This valuation method incorporates assumptions that market participants would use in estimating future net servicing income, which include estimates of the cost to service, the discount rate, custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses. The fair value of servicing rights was determined using discount rates ranging from 8.0% to 10.0%, prepayment speeds ranging from 101.0% to 371.0%, depending on the stratification of the specific right, and a weighted average default rate of 1.5%.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Fair Value of Financial Instruments (Continued)

Derivative Instruments

        The fair values of interest rate lock commitments and forward sales commitments are estimated using a process similar to mortgage loans held for sale. Loan commitments and best efforts commitments are assigned a probability that the related loan will be funded and the commitment exercised which impacts the value. The Bank relies on recent historical "pull-through" percentages in establishing probability.

Deposits

        The fair value of demand, savings and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed rate certificates of deposit is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

Short-Term Borrowings

        The carrying amounts of short-term borrowings approximate their fair value.

Long-Term Debt

        The fair value of long-term debt is estimated by discounting the future cash flows using rates available for debt of similar remaining maturities at the reporting date.

Off-Balance Sheet Instruments

        The fair value of off-balance sheet instruments, such as commitments to extend credit that are not recognized as derivatives on the balance sheet, is based on fees currently charged to enter into similar agreements and is not material.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Fair Value of Financial Instruments (Continued)

        An analysis of financial instruments as of December 31, 2007 and 2006 is as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$5,702,072	$5,702,072	$3,193,403	$3,193,403
Short-term investments	8,633,228	8,633,228	16,480,679	16,480,679
Securities available for sale	7,508,402	7,508,402	13,517,370	13,517,370
Restricted investment in bank stocks	3,445,950	3,445,950	1,405,550	1,405,550
Mortgage loans held for sale	99,034,334	99,034,334	21,806,286	21,806,286
Loans receivable, net	120,968,396	121,034,423	105,821,467	104,849,164
Accrued interest receivable	942,339	942,339	945,454	945,454
Due from mortgage investors	8,947,859	8,947,859	9,337,863	9,337,863
Mortgage servicing rights	718,275	718,275	1,098,476	1,105,318
Derivative instruments	1,136,055	1,136,055	966,758	966,758
Financial liabilities:
Deposits	178,358,392	178,754,975	152,975,658	152,871,526
Short-term borrowings	36,250,000	36,250,000	—	—
Long-term debt	30,500,000	30,392,916	9,500,000	9,495,455
Accrued interest payable	604,641	604,641	380,831	380,831
Derivative instruments	236,331	236,331	—	—
Off-balance sheet instruments	—	—	—	—

        On January 1, 2007, the Bank adopted FASB Statement No. 157, "Fair Value Measurements." SFAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the SFAS No. 157 hierarchy are as follows:

    Level I—Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

    Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

    Level III—Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Fair Value of Financial Instruments (Continued)

        The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis, by the above SFAS No. 157 pricing observability levels as of December 31, 2007.

Description	Total	Level I	Level II	Level III
Assets
Investment securities available for sale	$7,508,402	$—	$7,508,402	$—
Mortgage loans held for sale	99,034,334	—	99,034,334	—
Mortgage servicing rights	718,275	—	—	718,275
Interest rate lock commitments	1,136,055	—	—	1,136,055
		—
Liabilities
Mandatory forward sales commitments	200,215	—	200,215	—
Best efforts forward sales commitments	36,116	—	—	36,116

        The aggregate unpaid principal balance of mortgage loans held for sale is $96,647,532 at December 31, 2007.

        Activity in fair value measurements using significant unobservable inputs (Level III) is as follows for the year ended December 31, 2007:

	Interest Rate Lock Commitments	Best Efforts Forward Sales Commitments
Balance—Beginning	$577,546	$378,313
Net realized/unrealized gain (loss)	558,509	(414,429)

Balance—Ending	$1,136,055	$(36,116)

        Refer to Note 3 for activity in mortgage servicing rights.

        Estimated gains or losses included in the consolidated statement of operations for 2007 attributable to changes in instrument-specific credit risk were insignificant. Interest is measured on the accrual basis and is reflected in interest income on the statement of operations.

        Effective January 1, 2007, the Bank also elected to adopt SFAS No. 159 and account for mortgage loans held for sale at fair value.

        The following table shows the impact of the adoption of SFAS No. 157 and No. 159 at January 1, 2007:

	January 1, 2007 (Carrying Value) prior to Adoption	Cumulative- effect Adjustment to Beginning Accumulated Deficit	January 1, 2007 Fair Value (Carrying Value) after Adoption
Mortgage loans held for sale	$21,806,286	$841,041	$22,647,327
Deferred tax liability		(285,954)

		$555,087

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Acquisitions and Joint Venture Activity

        During 2007, 2006, and 2005, the Bank acquired controlling interests in several joint ventures. The results from these acquisitions represented approximately 45% of the Bank's loan originations in 2007, 2006, and 2005.

Note 22—Restatement

        The accompanying financial statements for 2006 and 2005 have been restated to correct errors related to interest income recognition. The effect of the restatement was to increase the net loss and decrease interest income for 2006 by $145,732 and to decrease net income and decrease interest income for 2005 by $87,737.

Note 23—Discontinued Operations

        On January 17, 2005, the Operating Committee of Ameribanq Mortgage Group, LLC unanimously approved a plan of liquidation for the Company. The liquidation was completed on September 30, 2006. In conjunction with this liquidation, the Bank recorded an impairment loss of $475,000 in 2004. Actual costs of $455,958 were applied against the impairment reserve in 2005.

        The Bank has determined that joint ventures with realtors, though profitable, do not meet its long-term strategic goals and, therefore, acted to terminate these relationships.

        On October 31, 2005, the Operating Committee of Associated Capital Mortgage, LLC unanimously approved a plan in which American Home Bank, National Association would sell its membership interest to the remaining member, Devonshire Group, LLC. This sale/purchase agreement was consummated on December 31, 2005.

        On November 4, 2005, the Operating Committee of Forino Home Mortgage, LLC, a joint venture of Homesale Mortgage, LLC, unanimously approved a plan of liquidation for the Company. Operational activities were concluded on September 30, 2005, and liquidation proceedings were completed October 18, 2006.

        On November 7, 2005, the Operating Committee of Homesale Mortgage, LLC unanimously approved a plan of liquidation for the Company. Operational activities were concluded on July 31, 2005, and liquidation proceedings were completed October 31, 2006.

        Following is a summary of the income and expense of the Corporation's discontinued operations for the year ended December 31, 2005:

2005
Interest expense	$(307)
Other income	3,206,522
Other expense	(2,915,790)

$290,425

AMERICAN HOME BANK, NATIONAL ASSOCIATION

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2008 AND DECEMBER 31, 2007

(UNAUDITED)

	June 30, 2008	December 31, 2007
Assets
Cash and due from banks	$3,841,670	$5,702,072
Short-term investments	21,190,157	8,633,228

Cash and Cash Equivalents	25,031,827	14,335,300
Investment securities available for sale	7,184,694	7,508,402
Restricted investment in bank stocks	3,113,450	3,445,950
Mortgage loans held for sale	76,708,168	99,034,334
Loans receivable, net of allowance for loan losses 2008 $1,403,974; 2007 $1,249,193	120,285,392	120,968,396
Due from mortgage investors	23,331,337	8,947,859
Bank owned life insurance	1,356,066	1,329,818
Bank premises and equipment, net	2,170,117	2,230,453
Mortgage servicing rights, net	659,562	718,275
Goodwill and other intangibles	1,354,572	1,356,972
Accrued interest receivable	923,503	942,339
Other assets	5,971,455	5,540,388

Total Assets	$268,090,143	$266,358,486

Liabilities and Shareholders' Equity
Liabilities
Deposits:
Demand, non-interest bearing	$9,040,815	$8,587,436
Interest-bearing	199,559,242	169,770,956

Total Deposits	208,600,057	178,358,392
Short-term borrowings	3,500,000	36,250,000
FHLB long-term borrowings	35,300,000	30,500,000
Accrued interest payable	486,965	604,641
Other liabilities	1,862,570	2,283,878

Total Liabilities	249,749,592	247,996,911

Minority Interests	1,421,888	1,395,876

Shareholders' Equity
Controlling interests:
Common stock, par value $1.00 per share; authorized 4,000,000 shares; issued 1,675,596 shares; outstanding 2008 1,670,096 shares and 2007 1,675,596 shares	1,675,596	1,675,596
Surplus	16,169,989	16,135,395
Accumulated deficit	(785,032)	(884,614)
Accumulated other comprehensive income (loss)	(81,390)	39,322
Treasury stock, 2008 5,500 shares; 2007 0 shares, at cost	(60,500)	—

Total Shareholders' Equity	16,918,663	16,965,699

Total Liabilities and Shareholders' Equity	$268,090,143	$266,358,486

See notes to consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(UNAUDITED)

	June 30,
	2008	2007
Interest Income
Loans, including fees	$4,264,005	$3,451,375
Mortgage loans held for sale	2,833,058	1,050,360
Securities, taxable	269,169	501,359
Short-term investments	246,875	439,438

Total Interest Income	7,613,107	5,442,532

Interest Expense
Deposits	4,304,694	3,452,785
Short-term borrowings	162,206	40,710
Long-term debt	632,485	299,416

Total Interest Expense	5,099,385	3,792,911

Net Interest Income	2,513,722	1,649,621
Provision for Loan Losses	180,000	—

Net Interest Income after Provision for Loan Losses	2,333,722	1,649,621
Other Income
Net revenue from sales and brokering of loans	10,256,474	7,831,699
Servicing and other fees	1,667,030	1,191,947
Gain on sale of securities	—	65,000
Other	26,250	26,250

Total Other Income	11,949,754	9,114,896

Other Expenses
Salaries and employee benefits	8,802,256	6,554,740
Occupancy	1,213,203	975,375
Furniture and equipment	351,727	322,078
Advertising, marketing and business development	855,412	446,679
Data processing	362,750	429,314
Professional services	591,535	440,200
Telephone and communications	244,336	169,392
Office supplies and postage	260,511	225,806
Outside services	306,999	147,270
Other	724,610	577,236
Minority interests	470,555	593,944

Total Other Expenses	14,183,894	10,882,034

Net Income (Loss)	$99,582	$(117,517)

See notes to consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(UNAUDITED)

	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income(Loss)	Treasury Stock	Total
Balance—December 31, 2006—As Restated	$1,673,878	$16,061,046	$(1,138,769)	$52,554	$—	$16,648,709
Adjustment for adoption of SFAS 156—Accounting for Servicing of Financial Assets, net of taxes of $2,326			4,516			4,516
Adjustment for adoption of SFAS 159—Fair Value Option, net of taxes of $285,954			555,087			555,087

Balance—January 1, 2007	1,673,878	16,061,046	(579,166)	52,554	—	17,208,312
Stock option expense		22,579				22,579
Comprehensive loss:
Net loss			(117,517)			(117,517)
Unrealized loss on securities available for sale, net of taxes of $57,298				(111,226)		(111,226)

Total Comprehensive loss						(228,743)

Balance—June 30, 2007	$1,673,878	$16,083,625	$(696,683)	$(58,672)	$—	$17,002,148

Balance—December 31, 2007	$1,675,596	$16,135,395	$(884,614)	$39,322	$—	$16,965,699
Stock option expense		34,594				34,594
Comprehensive loss:
Net income			99,582			99,582
Unrealized loss on securities available for sale, net of taxes of $61,927				(120,712)		(120,712)

Total Comprehensive loss						(21,130)
Acquisition of treasury stock					(60,500)	(60,500)

Balance—June 30, 2008	$1,675,596	$16,169,989	$(785,032)	$(81,390)	$(60,500)	$16,918,663

See notes to consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(UNAUDITED)

	June 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$99,582	$(117,517)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority Interest	470,555	593,944
Provision for loan losses	180,000	—
Provision for depreciation and amortization	318,133	312,540
Stock Option Expense	34,594	22,579
Loss on Sale of Foreclosed Assets	3,102	—
Gain on termination of joint venture	(73,000)	—
Proceeds from sale of loans	566,271,966	206,099,717
Net realized gains on sales of securities	—	(65,000)
Net realized and unrealized gains on sales of loans and derivatives	(10,081,083)	(6,765,087)
Loans originated for sale	(533,843,320)	(203,074,735)
Earnings on investment in life insurance	(26,250)	(26,250)
Net Amortization of deferred costs (fees)	(164,764)	148,440
(Increase) decrease in assets:
Accrued interest receivable	18,836	(45,905)
Mortgage servicing rights	58,713	(205,928)
Due from mortgage investors	(14,383,478)	(11,778,030)
Other assets	(363,301)	(1,518,755)
Increase (decrease) in liabilities:
Accrued interest payable	(117,676)	(35,460)
Other liabilities	(421,308)	284,083

Net Cash Provided by (Used in) Operating Activities	7,981,301	(16,171,364)

CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available for sale securities:
Purchases	(2,000,000)	(1,000,000)
Maturities, calls and principal repayments	2,210,175	1,323,020
Net (increase) decrease in loans receivable	432,268	(1,757,019)
Decrease in restricted investment in bank stock	332,500	82,900
Purchases of bank premises and equipment	(255,397)	(212,362)
Proceeds from termination of joint venture	220,000	—
Proceeds from sale of foreclosed assets	148,558	—
Proceeds from sale of mortgage servicing rights	—	662,279

Net Cash Provided by (Used in) Investing Activities	1,088,104	(901,182)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	30,241,665	5,160,032
Net increase in securities sold under agreements to repurchase and federal funds purchased	—	2,000,000
Net (decrease) increase in short-term borrowings	(32,750,000)	5,000,000
Proceeds from long-term debt	6,300,000	—
Repayment of long-term debt	(1,500,000)	(5,000,000)
Cash paid to minority owners	(664,543)	(899,241)
Cash invested by minority owners	—	74,000

Net Cash Provided by Financing Activities	1,627,122	6,334,791

Increase (Decrease) in Cash and Cash Equivalents	10,696,527	(10,737,755)
CASH AND CASH EQUIVALENTS—BEGINNING	14,335,300	19,674,082

CASH AND CASH EQUIVALENTS—ENDING	$25,031,827	$8,936,327

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest Paid	$5,217,061	$3,828,371

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Other real estate acquired in settlement of loans	$235,500	$267,219

Non-cash purchase of Treasury Stock	$60,500	$—

See notes to consolidated financial statements.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(UNAUDITED)

Note 1—Summary of Significant Accounting Policies

        The accounting policies discussed below are followed consistently by American Home Bank, National Association These policies are in accordance with accounting principles generally accepted in the United States of America and conform to common practices in the mortgage banking industry.

Principles of Consolidation

        The consolidated financial statements include the accounts of American Home Bank, National Association (the Bank) and its wholly-owned subsidiary, American Construction Mortgage, Inc. The consolidated statements also include majority-owned or controlled subsidiary corporations and affiliated business arrangements. The Bank operates Affiliated Business Arrangements ("AFBAs") for mortgage originations for builder and realtor partners. The AFBAs are limited liability companies jointly owned by the Bank and the builder or realtor partner. The operations of the AFBAs are consolidated in the financial statements of the Bank. The minority ownership of the AFBA partners are shown as minority interest on the consolidated financial statements. All intercompany accounts and transactions are eliminated in the consolidation.

Basis of Presentation

        The accompanying unaudited consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes necessary for a complete presentation of consolidated financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation, and so such financial statements are not misleading, have been included.

        The unaudited consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the years ended December 31, 2007, 2006, and 2005.

        Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

Nature of Operations

        The Bank is a national bank, regulated by the Office of the Comptroller of the Currency, which commenced operations on August 6, 2001.

        The Bank operates primarily as a mortgage bank serving the central Pennsylvania, Maryland, Virginia, Delaware and New Jersey markets with an emphasis on residential construction, permanent mortgage lending and the sale of such loans in the secondary market. Its subsidiary corporations and joint ventures operate primarily in the same markets as mortgage brokers.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2008

(UNAUDITED)

Note 1—Summary of Significant Accounting Policies (Continued)

the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of mortgage servicing rights, allowance for loan losses, potential impairment of intangible assets and investment securities, valuation of loans held for sale and commitments on such loans, as well as related forward sales agreements and the valuation allowance for deferred tax assets.

Off-Balance Sheet Financial Instruments

        In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded on the balance sheet when they are funded.

Note 2—New Accounting Standards

FASB Statement No. 162

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Bank is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

FSP FAS 142-3

        In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Bank is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

FSP EITF 03-6-1

        In June 2008, the FASB issued FASB Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2008

(UNAUDITED)

Note 2—New Accounting Standards (Continued)

considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The Bank is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Note 3—Comprehensive Income (Loss)

        Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains, and losses be included in net income. Changes in certain assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income (loss), which represents a component of shareholders' equity, represents the net unrealized gain (loss) on securities available for sale, net of taxes.

        The components of accumulated other comprehensive income (loss) and related tax effects as of June 30 are as follows:

	June 30,
	2008	2007
Unrealized gains (losses) on securities available for sale	$(123,318)	$59,427
Tax (expense) benefit	41,928	(20,205)

Accumulated other comprehensive income (loss)	$(81,390)	$39,222

Note 4—Fair Value of Financial Instruments

        On January 1, 2007, the Bank adopted FASB Statement No. 157, "Fair Value Measurements." SFAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the SFAS No. 157 hierarchy are as follows:

    Level I—Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

    Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

    Level III—Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2008

(UNAUDITED)

Note 4—Fair Value of Financial Instruments (Continued)

        The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis, by the above SFAS No. 157 pricing observability levels as of June 30, 2008.

Description	Total	Level I	Level II	Level III
Assets
Investment securities available for sale	$7,184,694	$—	$7,184,694	$—
Mortgage loans held for sale	76,708,168	—	76,708,168	—
Mortgage servicing rights	659,562	—	—	659,562
Interest rate lock commitments	2,172,726	—	—	2,172,726
Liabilities
Mandatory forward sales commitments	24,842	—	24,842	—
Best efforts forward sales commitments	40,597	—	—	40,597

        The aggregate unpaid principal balance of mortgage loans held for sale is $75,431,199 at June 30, 2008.

        Activity in fair value measurements using significant unobservable inputs (Level III) is as follows for the six months ended June 30, 2008:

	Mortgage Servicing Rights	Interest Rate Lock Commitments	Best Efforts Forward Sales Commitments
Balance—Beginning	$718,275	$1,136,055	$(36,116)
Capitalization of originated mortgage servicing rights	35,050	—	—
Net realized/unrealized gain (loss)	(93,763)	1,036,671	(4,481)

Balance—Ending	$659,562	$2,172,726	$(40,597)

Note 5—Stock Grants, Warrants and Stock Option Plans

        The Bank issued stock purchase warrants in connection with its initial public offering, giving certain organizers the right to purchase a total of 212,000 shares of common stock at the initial offering price of $10 per share. These warrants were granted in consideration of the risks undertaken by the organizers, are exercisable in full and will expire July 2011.

        At the election of non-employee directors, remuneration for meetings attended may be paid in common stock or cash. As of June 30, 2008 and 2007, respectively, no shares were issued to directors in lieu of cash. It is the policy of the Bank to issue shares after the final Board of Directors meeting for the year. At June 30, 2008 and 2007, the Bank has recognized $17,000 and $11,336, of expense relating to non-employee director remuneration.

        Under the 2001 Stock Option Incentive Plan (the Plan), employees, directors, consultants and advisors are eligible to receive options to purchase shares of common stock at the fair market value on the date the option is granted. Shares that may be issued under the Stock Option Plan shall not exceed

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2008

(UNAUDITED)

Note 5—Stock Grants, Warrants and Stock Option Plans (Continued)

in the aggregate 260,000 shares. Unless otherwise authorized by the Board of Directors, each grant shall vest over a three-year period and will expire no later than ten years from the date of the grant.

        Information regarding the Company's stock option plan as of June 30, 2008 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life
Options outstanding, beginning of year	205,500	$11.50	5.87
Options granted	—	—	—
Options forfeited	(1,000)	12.50	5.21

Options outstanding, June 30, 2008	204,500	$11.50	5.37

Options exercisable, June 30, 2008	154,164	$11.00	4.41

Option price range, June 30, 2008	$10.00-$13.00

        As of June 30, 2008, there was $138,508 of total unrecognized compensation cost related to non-vested options granted under the plan. This cost is expected to be recognized over a weighted average period of 1.8 years.

        Information regarding the Company's stock option plan as of December 31, 2007 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life
Options outstanding, beginning of year	175,500	$11.24	6.05
Options granted	33,000	13.00	9.54
Options forfeited	(3,000)	12.83	8.19

Options outstanding, end of year	205,500	$11.50	5.87

Options exercisable, end of year	155,164	$11.01	4.91

Option price range at end of year	$10.00-$13.00

        As of December 31, 2007, there was $173,102 of total unrecognized compensation cost related to non-vested options granted under the plan. This cost is expected to be recognized over a weighted average period of 2.3 years.

        No options were exercised during the six month periods ending June 30, 2008 or 2007, or the year ended December 31, 2007. The aggregate intrinsic value of the stock has been minimal.

Note 6—Business Combination

        On September 18, 2008, the Bank signed a definitive merger agreement with First Chester County Corporation ("First Chester"), the parent of First National Bank of Chester County ("First National"),

AMERICAN HOME BANK, NATIONAL ASSOCIATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2008

(UNAUDITED)

Note 6—Business Combination (Continued)

which is headquartered in West Chester, Pennsylvania, in which First Chester will acquire the Bank. The cash and stock transaction is valued at approximately $18.2 million, and when completed the Bank will be run as a separate division of First National under the American Home Bank name. The primary reason for the merger is to pool resources to provide greater products and services to the customers of the combined bank, and to provide business expansion opportunities that either bank would not have independently. It is anticipated that the transaction will be consummated in the fourth quarter of 2008.

Note 7—Restatement

        The accompanying financial statements for 2006 have been restated to correct errors related to the Bank interest income recognition. The effect of the restatement was to increase the December 31, 2006 accumulated deficit by $233,469.

 UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma combined financial information and explanatory notes present how the combined financial statements of First Chester County and American Home Bank may have appeared had the businesses actually been combined as of the date indicated. The unaudited pro forma combined balance sheet at June 30, 2008 assumes the merger was completed on that date. The unaudited pro forma combined income statement for the year ended December 31, 2007 and six months ended June 30, 2008 gives effect to the merger as if the merger had been completed on January 1, 2007. The unaudited pro forma combined financial information shows the impact of the merger on First Chester County's and American Home Bank's combined financial position and results of operations under the purchase method of accounting with First Chester County treated as the acquirer. Under this method of accounting, First Chester County will be required to record the assets and liabilities of American Home Bank at their estimated fair values as of the date the merger is completed.

        The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both First Chester County and American Home Bank that are incorporated into this document by reference. See "How to Obtain More Information."

        The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented. Furthermore, the information does not include the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes to unaudited pro forma combined financial information, the allocation of the purchase price reflected in the unaudited pro forma combined financial information is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the merger based upon changes in the balance sheet including fair value estimates.

UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

AS OF JUNE 30, 2008

(IN THOUSANDS, EXCEPT SHARE DATA)

	First Chester County Corporation	American Home Bank	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$25,016	$3,553	$—		$28,569
Federal funds sold and other overnight investments	16,688	21,072	(2,055	)(1)	35,705
Interest bearing deposits	454	407	—		861

Total cash and cash equivalents	42,158	25,032	(2,055)		65,135
Investment securities available for sale	114,855	10,298			125,153
Loans held for sale	—	76,708	—		76,708
Loans (excluding loans held for sale)	786,548	121,689	(108	)(9)	908,129
Less: Allowance for loan and lease losses	(8,433)	(1,404)	—	(10)	(9,837)

Net loans	778,115	120,285	(108)		898,292
Premises and equipment, net	19,430	2,170	—		21,600
Due from mortgage investors	—	23,331	—		23,331
Bank owned life insurance	10,157	1,356	—		11,513
Net deferred tax asset	5,635	196	548	(2)	6,379
Mortgage Servicing Rights	—	660	—		660
Derivative assets	—	1,603	—		1,603
Goodwill	—	1,355	2,656	(1)	4,011
Identifiable intangible assets	—	20	(20	)(1)	—
Other assets	5,800	5,076	—		10,876

Total assets	$976,150	$268,090	$1,021		$1,245,261

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Non-interest-bearing	$118,918	$9,041	$—		$127,959
Interest-bearing	610,428	199,559	417	(3)	810,404

Total Deposits	729,346	208,600	417		938,363
Federal Home Loan Bank and other borrowings	153,102	38,800	312	(4)	192,214
Subordinated debt	15,465	0	—		15,465
Derivative liabilities	—	25	—		25
Other liabilities	9,596	2,324	1,940	(5)	13,860

Total liabilities	907,509	249,749	2,669		1,159,927

Minority interest	—	1,422	—		1,422
Shareholders' equity
Common stock	5,280	1,676	(620	)(1)(6)(7)	6,336
Additional paid-in capital	10,390	16,170	(1,955	)(1)(6)(7)	24,605
Retained earnings (deficit)	57,256	(785)	785	(7)	57,256
Accumulated other comprehensive (loss)	(2,477)	(81)	81	(7)	(2,477)
Treasury stock, at cost	(1,808)	(61)	61	(6)	(1,808)

Total shareholders' equity	68,641	16,919	(1,648)		83,912

Total liabilities and shareholders' equity	$976,150	$268,090	$1,021		$1,245,261

Book value per share	$13.23	$10.10			$13.44
Tangible book value per share	$13.23	$9.28			$12.80
Share outstanding	5,187,248	1,675,596	(619,971	)(1)	6,242,873

UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

(IN THOUSANDS, EXCEPT SHARE DATA)

	First Chester County Corporation	American Home Bank	Pro forma Adjustments		Pro forma Combined
Interest Income
Loans and leases, including fees	$49,791	$10,129	$27(9)		$59,947
Investment securities	4,232	1,056	12(8)		5,300
Federal funds sold and deposits in banks	2,413	814	(93	)(1)(5)	3,134

Total interest income	56,436	11,999	(54)		68,381

Interest Expense
Deposits	20,529	7,555	(380	)(3)	27,704
Subordinated debt	1,460	—	—		1,460
Federal Home Loan Bank and other borrowings	2,984	921	(109	)(4)	3,796

Total interest expense	24,973	8,476	(490)		32,959

Net interest income	31,463	3,523	435		35,421
Provision for loan and lease losses	80	200	—		280

Net interest income after provision for loan and lease losses	31,383	3,323	435		35,141
Non-interest Income
Wealth management and advisory services	3,620	—	—		3,620
Service charges on deposit accounts	2,362	1	—		2,363
Gains (losses) on sales of investment securities, net	2	356	—		358
Operating lease rental income	1,273	—	—		1,273
Gains on the sale of fixed assets and OREO	1,425	—	—		1,425
Gains and fees on the sale of loans	628	17,589	—		18,217
Bank owned life insurance	—	63	—		63
Other Income	2,477	2,496	—		4,973

Total non-interest income	11,787	20,505	—		32,292

Non-interest Expense
Salaries and employee benefits	19,025	13,909	—		32,934
Occupancy, equipment and data processing expenses	5,152	3,620	—		8,772
Depreciation expense on operating leases	1,056	—	—		1,056
Bank shares tax	705	109	—		814
Professional services	2,031	1,153	—		3,184
Marketing	902	710	—		1,612
Other expenses	3,699	4,632	—		8,331

Total non-interest expenses	32,570	24,133	0		56,703

Income (loss) before income taxes	10,600	(305)	435		10,730
Income taxes	2,931	—	148(2)		3,079

Net income (loss)	$7,669	$(305)	$287		$7,651

Basic earnings (loss) per share	$1.49	$(0.18)			$1.23
Basic weighted average shares outstanding	5,160,607	1,674,024	(618,399	)(1)(6)	6,216,232
Diluted earnings (loss) per share	$1.47	$(0.18)			$1.21
Diluted weighted average shares outstanding	5,219,940	2,109,189	(1,031,511	)(1)(6)	6,297,618

UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(IN THOUSANDS, EXCEPT SHARE DATA)

	First Chester County Corporation	American Home Bank	Pro forma Adjustments		Pro forma Combined
Interest Income
Loans and leases, including fees	$24,424	$7,097	$14	(9)	$31,535
Investment securities	2,581	256	6	(8)	2,843
Federal funds sold and deposits in banks	868	260	(47	)(1)(5)	1,081

Total interest income	27,873	7,613	(27)		35,459

Interest Expense
Deposits	8,452	4,304	(190	)(3)	12,566
Subordinated debt	474	—			474
Federal Home Loan Bank and other borrowings	2,920	795	(55	)(4)	3,660

Total interest expense	11,846	5,099	(245)		16,700

Net interest income	16,027	2,514	218		18,759
Provision for loan and lease losses	660	180	—		840

Net interest income after provision for loan and lease losses	15,367	2,334	218		17,919

Non-interest Income
Wealth management and advisory services	2,075	—	—		2,075
Service charges on deposit accounts	1,196	1	—		1,197
Gains on sales of investment securities, net	184	—	—		184
Operating lease rental income	639	—	—		639
Gains on the sale of fixed assets and OREO	91	—	—		91
Gains and fees on the sale of loans	164	10,256	—		10,420
Bank owned life insurance	157	26	—		183
Other Income	1,123	1,667	—		2,790

Total non-interest income	5,629	11,950	—		17,579

Non-interest Expense
Salaries and employee benefits	8,998	8,802	—		17,800
Occupancy, equipment and data processing expenses	2,908	1,928	—		4,836
Depreciation expense on operating leases	526	—	—		526
Bank shares tax	386	88	—		474
Professional services	919	592	—		1,511
Marketing	533	559	—		1,092
Other expenses	2,183	2,215	—		4,398

Total non-interest expenses	16,453	14,184	—		30,637

Income before income taxes	4,543	100	218		4,861
Income taxes	1,181	—	74	(2)	1,255

Net income	$3,362	$100	$144		$3,606

Basic earnings per share	$0.65	$0.06			$0.58
Basic weighted average shares outstanding	5,181,955	1,675,596	(619,971	)(1)(6)	6,237,580
Diluted earnings per share	$0.65	$0.05			$0.58
Diluted weighted average shares outstanding	5,202,278	2,041,761	(976,458	)(1)(6)	6,267,581

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1—Basis of Pro Forma Presentation

        The unaudited pro forma combined financial information relating to the merger is presented as of and for the six months ended June 30, 2008 and the unaudited pro forma combined income statement for the year ended December 31, 2007. First Chester County and American Home Bank are in the process of analyzing and reviewing their accounting and financial reporting policies and procedures and, as a result of this review, may reflect changes in one or the other of First Chester County's or American Home Bank's policies or procedures in future presentations of combined results in order to conform to the accounting policies that will be determined to be most appropriate for the combined company. This pro forma presentation was prepared in accordance with SFAS No. 141, "Business Combinations." Although management expects the transaction to be completed during 2008, if the transaction were to close in 2009, the acquisition would be accounted for in accordance with SFAS 141R, "Business Combinations (revision 2007)."

        The pro forma adjustments consist of the expected purchase price adjustments necessary to combine First Chester County and American Home Bank, including the conversion of American Home Bank common shares to be exchanged, at shareholders election, into either 0.70 shares of First Chester County common stock, $11.00 in cash, or a combination of both stock and cash, for each share of American Home Bank common stock. Notwithstanding such an election the total number of shares of First Chester County common stock that will be exchanged for American Home Bank common stock will equal 1,055,625 shares. Per the Merger Agreement 90% of American Home Bank's outstanding common stock will be exchanged for First Chester County common stock and approximately 10% of American Home Bank's outstanding common stock will be exchanged for cash. The conversion of American Home Bank common stock into First Chester County common stock was based on the exchange ratio in the Merger Agreement. A value of $14.34 was assigned to the issuance of First Chester County common stock issued, which represents the four day average of the closing prices of First Chester County common shares for the two days before and after the merger announcement date of September 19, 2008.

        In addition, pursuant to the terms of the Merger Agreement, pro forma adjustments were made for American Home Bank options to purchase shares of American Home Bank common stock at the effective time of the merger to become an option to purchase such number of shares of the Corporation common stock equal to the number of shares of the American Home Bank option times 0.7000, at an exercise price equal to the exercise price of the American Home Bank option at the effective time of the merger divided by 0.7000. Pro forma adjustments for each outstanding American Home Bank warrant at the effective time of the merger will be converted to the right to receive cash in an amount equal to the difference between the American Home Bank warrant strike price and $11.00.

        Consideration has been given to providing an estimate of the anticipated transaction costs to be incurred in connection with the merger. Such costs are expected to approximate $1.9 million on a pre-tax basis and have been reflected in the pro forma adjustments to the unaudited pro forma combined balance sheet. Under current accounting rules, certain other costs will not be accruable at the closing of the merger and will be recognized in periods both before and after the date of the merger. The detailed plans for all of the restructuring initiatives have not been fully formulated and, as such, no consideration was given to recognition of these expenses in the unaudited pro forma combined balance sheet or in the unaudited pro forma combined income statement.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION (Continued)

Note 1—Basis of Pro Forma Presentation (Continued)

        The total estimated purchase price of American Home Bank common stock for the purpose of this pro forma financial information is $19.3 million.

		June 30, 2008
		($ in thousands except share data)
Purchase Price:
Purchase Price Assign to Stock:
American Home Bank Shares exchanged for stock	1,508,036
Exchange ratio	0.70

First Chester County common stock to be issued	1,055,625
Average purchase price per First Chester County common share	$14.34

Purchase price assigned to shares exchanged for stock		$15,138
Purchase Price Assigned to Cash:
American Home Bank Shares exchanged for cash	167,560
Cash purchase price per American Bank Home common share	$11.00

Purchase price assigned to shares exchanged for cash		1,843
Purchase Price Assigned to Options and Warrants:
Value ascribed to American Home Bank options converted to First
Chester County options		133
American Home Bank warrants cashed out		212
Transaction costs		1,940

Total Purchase Price		$19,266
Net Assets Acquired:
American Home Bank shareholders' equity	$16,919
American Home Bank goodwill and other intangibles	(1,375)
Estimated increase (decrease) to reflect assets acquired at fair value:
Loans	(108)
Deferred tax assets	548
Estimated increase (decrease) to reflect liabilities acquired at fair value:
Time deposits	(417)
Borrowings	(312)
Net Assets Acquired		15,255

Goodwill resulting from merger		$4,011

        The unaudited pro forma combined financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of American Home Bank at their respective fair values and represents managements' best estimates based upon the information available at this time. These pro forma adjustments are expected to be revised as additional information becomes available and additional detailed analysis is performed. Furthermore, the final allocation of the

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION (Continued)

Note 1—Basis of Pro Forma Presentation (Continued)

purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of American Home Bank's tangible and identifiable intangible assets and liabilities as of the closing date of the transaction. The final purchase accounting adjustments may be materially different from the pro forma adjustments presented herein. Increases or decreases in the fair value of certain balance sheet amounts including loans, securities, deposits and related intangibles and debt will result in adjustments to both the balance sheet and income statement. Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocated to goodwill while changes to other assets and liabilities may impact the statement of income due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.

        The unaudited pro forma combined financial information presented herein does not necessarily provide an indication of the combined results of operations or the combined financial position that would have resulted had the merger actually been completed as of the assumed consummation date, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

        Certain reclassification adjustments to American Home Bank's historical financial statements were made to conform to First Chester County's presentation within the pro forma financial statements and are described as follows:

  a.
  Reclassified restricted investment in bank stocks to investment securities available for sale.

  b.
  Reclassified accrued interest receivable to other assets.

  c.
  Reclassified net deferred tax asset from other assets

  d.
  Reclassified derivative assets from other assets

  e.
  Reclassified short term investments to federal funds sold and other investments and interest bearing deposits

  f.
  Reclassified accrued interest payable to other liabilities

  g.
  Reclassified derivative liabilities from other liabilities

Note 2—Pro Forma Adjustments

(1)
Adjustment to record the following: (a) goodwill arising from the excess of purchase price over the fair value of net assets of $4.0 million; (b) the payment of cash of $1.8 million for the settlement of 10% of American Home Bank common stock for cash at $11.00 per share and payment of cash of $212,000 for the settlement of American Home Bank warrants and (c) the issuance of 1,055,625 shares of First Chester Count common stock for the settlement of 90% of American Home Bank common stock for First Chester County common stock at the exchange ratio of 0.70. Federal funds sold and other overnight investment interest income was reduced for the cash payments assuming a yield of 2.5% and a reduction of related interest income of $51,000 in the first year following consummation. Average basic and diluted shares have also been adjusted for First Chester County common shares issued for the settlement and American Home Bank options to be rolled over into First Chester County options.

(2)
Adjustment to reflect the net deferred tax assets arising from both the recognition of the tax effects of expenses incurred to complete the transaction and the tax effects associated with the

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION (Continued)

Note 2—Pro Forma Adjustments (Continued)

  adjustments necessary to reflect the acquisition of net assets on a fair value basis. Deferred taxes were recorded using the federal tax rate of 34%.

(3)
Adjustment to reflect the fair values of certain interest-bearing deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized using a level yield amortization method based upon the maturities of the deposit liabilities. This adjustment is expected to decrease pro forma pre-tax interest expense by $380,000 in the first year following consummation.

(4)
Adjustment to fair value American Home Bank's long-term debt which consists primarily of FHLB advances at various terms and maturities. The adjustment will be substantially recognized using a level yield amortization method based upon the maturities of the debt. This adjustment is expected to decrease pro forma pre-tax interest expense by $109,000 in the first year following consummation.

(5)
Adjustment to record the pre-tax estimate of transaction expenses expected to be incurred in connection with the merger. Such expense includes fees related to professional services provided in connection with the merger as well as an estimate of the associated severance, deferred compensation obligations, and contract cancellations. Interest income has been reduced for the cost to fund the after tax cash outlay (estimated at $1.6 million) of the transaction expenses, which approximates $42,000 in the first year following consummation assuming a 2.5% cost of funds.

(6)
Adjustment to reflect First Chester County common stock expected to be issued in exchange for issued and outstanding shares of American Home Bank and First Chester County.

(7)
Adjustment to eliminate American Home Bank's historical shareholders' equity.

(8)
Adjustment to reflect the fair values of investments based on market valuations. Under FASB No. 115, such adjustments are reflected in historical amounts but have been included on a net of tax basis as an adjustment to equity. Such amounts were eliminated in item (7) and therefore will require prospective accretion of the discount to properly record earnings under the purchase method of accounting. The adjustment will be substantially recognized using a level yield amortization method based upon the maturities of the investments. This investment adjustment is expected to increase pro forma pre-tax interest income by $12,000 in the first year following consummation.

(9)
Adjustment to reflect the fair values of loans based on current interest rates, pricing characteristics, expected cash flows and other factors intrinsic to the computation of the fair value of the loan portfolio. The adjustment will be substantially recognized over the expected life of the loans using the sum of the years amortization method based upon the expected life of the loans. This adjustment is expected to increase pro forma pre-tax interest income by $27,000 in the first year following consummation.

(10)
Management reviewed the American Home Bank loan portfolio to determine adjustments in the acquisition for Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." This guidance addresses the accounting for the differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans, including those acquired in a business combination, if those differences are attributable, at least in part, to credit quality considerations. Based upon management's analysis there is no adjustment needed at the current time related to Statement of Position 03-3.

 ANNEX A

Agreement and Plan of Merger
and
Amendment to Agreement and Plan of Merger

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FIRST CHESTER COUNTY CORPORATION,

FIRST NATIONAL BANK OF CHESTER COUNTY,

AND

AMERICAN HOME BANK, NATIONAL ASSOCIATION

DATED AS OF SEPTEMBER 18, 2008

i

ii

 LIST OF EXHIBITS

Description	Number
Franklin Financial Services Corporation Support Agreement	1
Warrant Cancellation Agreement	2
AHB Option and AHB Warrant Standstill Agreement	3
Voting Agreement	4
Non-Competition and Non-Solicitation Agreement	5
Post-Closing Selling Agreement	6
Employment Agreement of James M. Deitch	7
Employment Agreement of Anna R. Smith	8

iii

 AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of September 16, 2008 (this "Agreement"), among First Chester County Corporation ("Parent"), First National Bank of Chester County ("Parent Bank") and American Home Bank, National Association ("AHB").

RECITALS

        A.    AHB.    AHB is a national banking association, having its principal place of business in Mountville, Lancaster County, Pennsylvania.

        B.    Parent.    Parent is a Pennsylvania corporation, having its principal place of business in West Chester, Chester County, Pennsylvania.

        C.    Parent Bank.    Parent Bank is a national banking association, having its principal place of business in West Chester, Chester County, Pennsylvania and is a wholly-owned subsidiary of Parent.

        D.    Franklin Agreements.    As a condition and inducement to Parent, Parent Bank and AHB to enter into this Agreement, Franklin Financial Services Corporation has entered into the Franklin Financial Services Corporation Support Agreement in the form of Exhibit 1, the Warrant Cancellation Agreement in the form of Exhibit 2, and the AHB Option and AHB Warrant Standstill Agreement in the form of Exhibit 3.

        E.    Director and Management Agreements.    As a condition and inducement to Parent and Parent Bank to enter into this Agreement, the directors of AHB, James M. Deitch and Anna R. Smith are each concurrently executing a Voting Agreement in the form of Exhibit 4, the Warrant Cancellation Agreement in the form of Exhibit 2, and the AHB Option and AHB Warrant Standstill Agreement in the form of Exhibit 3; the directors of AHB (other than James M. Deitch and Anna R. Smith, who are executing Employment Agreements as set forth in Recital F) are concurrently executing a Non-Competition and Non-Solicitation Agreement in the form of Exhibit 5; and the persons listed on Recital Schedule E are each concurrently executing a Post-Closing Selling Agreement in the form of Exhibit 6.

        F.    Employment Agreements.    As a condition and inducement to Parent, Parent Bank, and AHB to enter into this Agreement, Parent and Parent Bank have entered into the Employment Agreement with James M. Deitch attached hereto as Exhibit 7 and the Employment Agreement with Anna R. Smith attached hereto as Exhibit 8.

        G.    Board Action.    The respective Boards of Directors of Parent, Parent Bank and AHB have (i) determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination provided for in this Agreement; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business objectives; and (iii) approved this Agreement.

        H.    The Merger.    In accordance with the terms of this Agreement, AHB will merge with and into Parent Bank (the "Merger"), with Parent Bank as the surviving corporation in the Merger (sometimes referred to in such capacity as the "Surviving Bank"). Pursuant to the procedures set forth in Article III of this Agreement, in the aggregate, approximately 90% of the consideration to be received by AHB shareholders as a result of the Merger shall be in the form of Parent common stock and approximately 10% of the consideration to be received by AHB shareholders as a result of the Merger shall be in cash.

        I.    Intention of the Parties.    It is the intention of the parties to this Agreement that the Merger provided for herein be treated as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended, and this Agreement constitutes a "plan of reorganization" within the meaning of Section 1.368-1(c) of the Treasury Regulations.

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        1.1    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

        "Acquisition Proposal" has the meaning set forth in Section 6.7(e)(i).

         "Action"    means any action, suit, arbitration, inquiry, proceeding or investigation by or before any court, Bank Regulatory Authority or other Governmental Authority.

        "Advances" means, with respect to AHB, or any of the Affiliates in the AHB Group or the Servicing Agreements, the monies or funds that have been advanced by AHB before the Closing from its funds in connection with the servicing of the Mortgage Loans in accordance with the Applicable Requirements.

        "Affiliate" means, with respect to AHB, any member of AHB Group.

        "Agency" means FHA, VA, FNMA, FHLMC, GNMA, HUD or State Agency, as applicable.

        "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.2.

        "AHB" has the meaning set forth in the preamble to this Agreement.

        "AHB Articles" means the Articles of Association of AHB, as amended.

        "AHB Board" means the Board of Directors of AHB.

        "AHB Bylaws" means the Bylaws of AHB, as amended.

        "AHB Commercial Loan Property" has the meaning set forth in Section 5.3(p)(i).

        "AHB Common Stock" means the common stock, par value $1.00 per share, of AHB.

        "AHB Disclosure Schedule" has the meaning set forth in Section 5.1.

        "AHB Financial Reports" has the meaning set forth in Section 5.3(h).

        "AHB Group" means any "affiliated group", as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code, that includes AHB or any predecessor of or any successor to AHB, and includes, without limitation, AHB and all joint ventures of AHB with other Persons.

        "AHB Insiders" means the officers, directors and 10% or greater shareholders of AHB.

        "AHB Meeting" has the meaning set forth in Section 6.2.

        "AHB Options" means options, rights, or contracts to acquire AHB Common Stock.

        "AHB Option Holder" has the meaning set forth in Section 3.8(a).

        "AHB Regulation" has the meaning set forth in Section 5.2(g)(ii)(3).

        "AHB Residential Loan Property" has the meaning set forth in Section 5.3(p)(i).

        "AHB Regulatory Authorities" has the meaning set forth in Section 5.3(j)(i).

        "AHB Stock Option Plan" means AHB's 2001 Stock Option Incentive Plan as set forth on Schedule 3.8(a).

        "AHB Warrants" means warrants to acquire AHB Common Stock.

        "AHB Warrant Holder" means the owners of any and all outstanding AHB Warrants.

        "Applicable Requirements" means and includes, as of the time of reference, with respect to the origination of the Pipeline Loans, or the origination, purchase, sale and servicing of the Mortgage Loans, or the handling of an REO, or the Servicing Agreements, all of the following (in each case to the extent applicable to any particular Pipeline Loan, Mortgage Loan, REO or Servicing Agreement): (i) all contractual obligations of the AHB Group, including with respect to any Servicing under any Servicing Agreement, Mortgage Loan, Mortgage Note, Mortgage and other Mortgage Loan Document or any commitment or other contractual obligation relating to a Pipeline Loan, (ii) all applicable underwriting, servicing and other guides of AHB or the AHB Group, and as may be incorporated in the Seller and Servicing Guides, (ii) all applicable federal, state and local legal and regulatory requirements (including statutes, rules, regulations and ordinances) binding upon AHB or the AHB Group, (iii) all other applicable requirements and guidelines of each governmental agency, board, commission, instrumentality and other governmental or quasi-governmental body or office having jurisdiction, including without limitation those of any applicable Agency, Investor or Insurer and (iv) all other applicable judicial and administrative judgments, orders, stipulations, awards, writs and injunctions.

        "Approval Recommendation" has the meaning set forth in Section 6.2.

        "Average Closing Price" means the arithmetic average of the per share last prices for Parent Common Stock as quoted on the OTC Bulletin Board, calculated to four decimal places, for each of the twenty consecutive trading days ending on and including the fifth such trading day prior to the specified date rounded to the nearest whole cent. For the purposes of this Agreement, the last price for each day shall be the last price as quoted as of the end of a trading day on www.otcbb.com.

        "Bank Insurance Fund" means the Bank Insurance Fund maintained by the FDIC.

        "Bank Regulatory Authority" means the Federal Reserve Board, the OCC and the FDIC, and any other state or federal bank regulatory agency charged with the supervision or regulation of AHB, Parent or Parent Bank or the insurance of the deposits of AHB or Parent Bank.

        "Bank Secrecy Act" means the Bank Secrecy Act of 1970, as amended.

        "Benefit Plans" has the meaning set forth in Section 5.3(n)(i).

        "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.

        "Cash Amount" means that portion of the Merger Consideration not consisting of Parent Common Stock and, subject to adjustment pursuant to Sections 3.5, Section 6.16 and Section 7.1(g), equals $1,843,157.

        "Cash Election" has the meaning set forth in Section 3.3(a).

        "Cash Proration Factor" has the meaning set forth in Section 3.3(c)(ii)(C).

        "Certificate" means any certificate that immediately prior to the Effective Time represented shares of AHB Common Stock.

        "Change in AHB Recommendation" has the meaning set forth in Section 6.7(b).

        "Closing" and "Closing Date" have the meanings set forth in Section 2.2(b).

        "Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto.

        "Combination Cash Election" has the meaning set forth in Section 3.3(a).

        "Combination Stock Election" has the meaning set forth in Section 3.3(a).

        "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

        "Comparable Benefit Plans" has the meaning set forth in Section 6.10(a).

        "Confidentiality Agreement" has the meaning set forth in Section 6.6(c).

        "Custodial Account" means all funds held or directly controlled by AHB or the AHB Group with respect to any Mortgage Loan, including all principal and interest funds and any other funds due Investors, buydown funds, suspense funds, funds for the payment of taxes, assessments, insurance premiums, ground rents and similar charges, funds from hazard insurance and other mortgage escrow amount and impound amounts.

        "Derivatives Contract" has the meaning set forth in Section 5.3(r).

        "Dissenting Shares" means shares of AHB Common Stock as to which appraisal rights are perfected under Section 215a of the National Bank Act or other applicable law.

        "DOL" means the Department of Labor.

        "Effective Date" has the meaning set forth in Section 2.2(a).

        "Effective Time" has the meaning set forth in Section 2.2(a).

        "Election" has the meaning set forth in Section 3.3(a).

        "Election Deadline" has the meaning set forth in Section 3.3(b).

        "Election Form" has the meaning set forth in Section 3.3(a).

        "Election Form Record Date" has the meaning set forth in Section 3.3(a).

        "Environmental Laws" has the meaning set forth in Section 5.3(p)(iii).

        "Equity Investment" means (i) an Equity Security, (ii) any ownership interest in any company or other entity, any membership interest that includes a voting right in any company or other entity or any interest in real estate or (iii) any investment or transaction that in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.

        "Equity Security" means any stock (other than adjustable-rate preferred stock, money market (auction rate) preferred stock or other instrument determined by the OCC to have the character of debt securities), certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; any security convertible into such a security; any security carrying any warrant or right to subscribe to or purchase any such security and any certificate of interest or participation in, any temporary or interim certificate for or receipt for any of the foregoing.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" has the meaning set forth in Section 5.3(n)(iii).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

        "Exchange Agent" means Parent's transfer agent which shall effect the exchange of AHB Common Stock for Parent Common Stock and/or cash, or such other Person designated by Parent and agreeable to AHB to act as Parent's agent to effect such exchange.

        "Exchange Fund" has the meaning set forth in Section 3.4(a).

        "Exchange Ratio" shall mean 0.7000, subject to adjustment pursuant to Section 3.5, Section 6.16 and Section 7.1(g).

        "Fair Housing Act" means the Fair Housing Act, as amended.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "Federal Reserve Act" means the Federal Reserve Act, as amended.

        "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

        "FHA" means Federal Housing Administration or any successor thereto.

        "FHA Loans" means residential mortgage loans that are insured, or are eligible and intended to be insured, by FHA.

        "FHLMC" means Federal Home Loan Mortgage Corporation or any successor thereto.

        "FNMA" means Federal National Mortgage Association or any successor thereto.

        "GAAP" means generally accepted accounting principles and practices as in effect from time to time in the United States.

        "GNMA" means Government National Mortgage Association or any successor thereto.

        "Governmental Authority" means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

        "Hazardous Substance" has the meaning set forth in Section 5.3(p)(iii).

        "Home Mortgage Disclosure Act" means the Home Mortgage Disclosure Act, as amended.

        "HUD" means United States Department of Housing and Urban Development or any successor thereto.

        "Indemnification" has the meaning set forth in Section 5.3(g)(iv).

        "Indemnified Parties" and "Indemnifying Party" have the meanings set forth in Section 6.9(a).

        "Insurance Policies" has the meaning set forth in Section 5.3(x).

        "Insurer" means a Person who insures or guarantees all or any portion of the risk of loss on any Mortgage Loan, including without limitation any Agency and any provider of private mortgage insurance, standard hazard insurance, flood insurance, earthquake insurance or title insurance with respect to any Mortgage Loan or related Mortgaged Property.

        "Intellectual Property" means each of the following: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, revision, extension or reexamination thereof; (ii) trademarks, service marks, trade dress, logos, trade names, the name "American Home Bank," and Internet domain names together with all goodwill associated therewith, including, without limitation, the use of all translations, adaptations, derivations and combinations of the foregoing; (iii) copyrights and copyrightable works (including, without limitation, web sites) and all registrations, applications and renewals for any of the foregoing; (iv) information not generally known to the public or that would constitute a trade secret under the Uniform Trade Secrets Act, and confidential information (including, without limitation, know-how, research and development information, designs, plans, proposals, technical data, financial, business and marketing plans, sales and promotional literature, and customer and supplier lists and related information); (v) other intellectual property rights, including derivative rights; (vi) all copies and tangible embodiments of the foregoing (in whatever form or medium), along with all income, royalties, damages and payments due or payable after the Effective Date including, without limitation, damages and payments for past or future infringements or misappropriations thereof; (vii) the right to sue and recover for past infringements or misappropriations thereof; (viii) any defenses related to any of the above; and (ix) any and all corresponding rights that, now or hereafter, may be secured throughout the world.

        "Investment Commitment" means the optional or mandatory commitment of AHB, or an Affiliate of AHB, to sell to any person, and a person to purchase from AHB, or an Affiliate of AHB, a Loan held for Sale or an interest in a Loan held for Sale or owned or to be acquired by AHB, or any Affiliate of AHB.

        "Investor" means, with respect to the Mortgage Servicing Portfolio or any Mortgage Loan, FHLMC, FNMA, GNMA, a State Agency, AHB or the AHB Group or an Affiliate thereof, a private investor or any other Person to which AHB Group sells eligible Mortgage Loans or services Mortgage Loans pursuant to Servicing Agreements or otherwise.

        "IRS" means the Internal Revenue Service.

        "Joint Ventures" has the meaning set forth in Section 5.3(g)(vi)(A).

        "Knowledge" (which includes the expressions "to Know" and "Known to") of a particular fact or other matter, with respect to each of AHB and Parent, means that any person whose name is set forth in Schedule 1.1 of their respective Disclosure Schedules, is or should be actually aware of such fact or other matter.

        "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

        "Loans" has the meaning set forth in Section 4.1(q).

        "Loan Held for Sale" means a mortgage loan, including a construction loan and a mortgage loan that has closed but has not funded, secured by a Mortgage that is owned by AHB or any Affiliate of AHB at the time immediately prior to the Effective Date, and that is intended to be sold to an Investor in the ordinary course.

        "Mailing Date" has the meaning set forth in Section 3.3(a).

        "Material Adverse Effect" means, with respect to Parent or AHB any effect that (i) is material and adverse to the financial position, results of operations, business or prospects of Parent and its Subsidiaries taken as a whole or the AHB Group taken as a whole, as the case may be, or (ii) would materially impair the ability of Parent and its Subsidiaries or the AHB Group, as the case may be, to perform their respective obligations under this Agreement or otherwise materially impede the consummation of the Transaction; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes after the date hereof in GAAP or regulatory accounting requirements applicable to banks, federal savings institutions and their holding companies generally, (b) changes after the date hereof in general economic or market conditions affecting banks and their holding companies generally, including changes in interest rates, (c) public disclosure of the Transaction contemplated hereby, (d) costs incurred in connection with the Transaction including, without limitation, change in control and severance payments, as disclosed herein on the AHB Disclosure Schedules, investment banking fees, legal fees, accounting fees and printing costs, in each case in accordance with GAAP and (e) any action or omission of the AHB Group or Parent taken with the prior consent of the other or as otherwise contemplated by this Agreement in connection with the consummation of the Transaction.

        "Material Contract" has the meaning set forth in Section 5.3(l).

        "Merger" has the meaning set forth in Recital H.

        "Merger Consideration" means the number of whole shares of Parent Common Stock, cash or a combination thereof, plus cash in lieu of any fractional share interest into which shares of AHB Common Stock shall be converted pursuant to the provisions of Article III.

        "Mortgage" means, with respect to a Mortgage Loan, a mortgage, deed or trust or other security instrument creating a Lien upon real property and any other property described therein which secures a Mortgage Note, together with any assignment, reinstatement, extension, endorsement or modification thereof.

        "Mortgage Business" means the business of originating, brokering, marketing, making, purchasing, servicing and selling first-lien and subordinate-lien, closed-end and open-end residential mortgage loans by AHB and the AHB Group.

        "Mortgage Loan" means either a Loan Held for Sale, Serviced Loan, Portfolio Loan, Previously Disposed of Loan or Pipeline Loan.

        "Mortgage Loan Documents" means, with respect to a Mortgage Loan, the Mortgage Note, Mortgage and all other documents relating to Mortgage Loans required to document and service the Mortgage Loan by Applicable Requirements, whether on hard copy, microfiche or its equivalent or in electronic format and, to the extent required by Applicable Requirements, credit and closing packages and disclosures.

        "Mortgage Note" means, with respect to a Mortgage Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Mortgage Loan secured by a Mortgage or Mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

        "Mortgaged Property" means (i) the real property and improvements thereon, (ii) the stock in a residential housing corporation and the lease to the related dwelling unit or (iii) a manufactured home and, as applicable, the real property upon which the home is situated, in each case that secures a Mortgage Note and that are subject to a Mortgage.

         "Mortgage Servicing Portfolio"    means the portfolio of Mortgage Loans serviced or to be serviced by AHB pursuant to Servicing Agreements.

        "Mortgagor" means, with respect to a Mortgage Loan, the borrower of such Mortgage Loan.

        "National Bank Act" means the National Bank Act, as amended.

        "National Labor Relations Act" means the National Labor Relations Act, as amended.

        "OCC" means the Office of the Comptroller of the Currency.

        "Originator" means, with respect to any Mortgage Loan, the entity or entities that (i) took the relevant Mortgagor's loan application, (ii) processed the relevant Mortgagor's loan application and/or (iii) closed and/or funded such Mortgage Loan.

        "Parent" has the meaning set forth in the preamble to this Agreement.

        "Parent Articles" means the Articles of Incorporation of Parent, as amended.

        "Parent Bank" has the meaning set forth in the preamble to this Agreement.

        "Parent Bank Articles" means the Articles of Parent Bank, as amended.

        "Parent Bank Board" means the Board of Directors of Parent Bank.

        "Parent Bank Bylaws" means the Bylaws of Parent Bank, as amended.

        "Parent Board" means the Board of Directors of Parent.

        "Parent Benefit Plans" has the meaning set forth in Section 5.4(l)(i).

        "Parent Bylaws" means the Bylaws of Parent, as amended.

        "Parent Common Stock" means the common stock, $1.00 par value per share, of Parent.

        "Parent Disclosure Schedule" has the meaning set forth in Section 5.1.

        "Parent Option" has the meaning set forth in Section 3.8(a).

        "Parent Regulatory Authorities" has the meaning set forth in Section 5.4(i)(i).

        "Pension Plan" has the meaning set forth in Section 5.3(n)(ii).

        "Person" means a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, a common enterprise, or any person acting in a representative capacity.

        "Pipeline Loan" means each of those pending applications in process for a mortgage loan, including construction loans, to be secured by a first- or subordinate-lien on a one- to four-family residential property that has been registered on AHB's origination system by the Effective Date (including those Pipeline Loans that are pending with an Originator and that otherwise meet AHB Group's acquisition criteria for such Pipeline Loans) and that have not closed as of the Effective Date.

        "Portfolio Loan" means a residential mortgage loan or REO, including construction loans, owned by AHB which is not a Loan Held for Sale.

        "Previously Disposed of Loans" means mortgage loans or any other type of loans or loan servicing rights that, as of any time, AHB, or any Affiliate of AHB, or any predecessor in interest of AHB, or any Affiliate of AHB, owned and subsequently sold, transferred or assigned and for which AHB, or any Affiliate of AHB, retains contingent liability to third parties in accordance with the then current Applicable Requirements, including, without limitation, the obligation to repurchase or indemnify the purchaser pursuant to the applicable loan or servicing purchase agreement.

        "Price Per Share" means, subject to adjustment pursuant to Sections 6.16 and 7.1(g), $11.00.

        "Proxy Statement" has the meaning set forth in Section 6.3(a).

        "Recourse" means any arrangement pursuant to which any member of the AHB Group bears the risk to an Investor of any part of the ultimate credit losses incurred in connection with a default under or foreclosure of a Previously Disposed of Loan or a Serviced Loan, including liability for an early payment default, other than risk of loss based upon (i) a breach of any of the contractual representations, warranties or covenants or (ii) expenses, such as legal fees, in excess of the reimbursement limits, if any, set forth in the Applicable Requirements.

        "Registration Statement" has the meaning set forth in Section 6.3(a).

        "Representatives" has the meaning set forth in Section 6.7(a).

        "Repurchase" has the meaning set forth in Section 5.3(g)(iv).

        "Required Vote" has the meaning set forth in Section 5.3(e).

        "REO" means any property acquired in the conduct of AHB's mortgage servicing activities as a result of foreclosure or any of the method of satisfaction of indebtedness (whether for AHB's own account or on behalf of an Investor or Insurer).

        "Rights" means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments that obligate the Person to issue or dispose of any of its common stock or other ownership interests.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

        "Securities Documents" has the meaning set forth in Section 5.4(g)(i).

        "Seller and Servicing Guides" means the (i) seller and servicing guides utilized by the Agencies and other Investors to which AHB, or any Affiliate of AHB, has sold residential mortgage loans and/or which AHB services residential mortgage loans and (ii) the manuals, guidelines and related employee reference materials utilized by AHB, or any Affiliate of AHB, to govern its relationships with mortgage brokers, correspondent and wholesale sellers of loans or under which mortgage loans originated directly by AHB, or any Affiliate of AHB, is made.

        "Serviced Loan" means any mortgage loan with respect to which AHB owns or provides Servicing.

        "Servicing" means mortgage loan servicing and subservicing rights and obligations including one or more of the following functions (or portion thereof): (i) the administration and collection of payments for the reduction of principal and/or the application of interest on a mortgage loan, (ii) the collection of payments on account of taxes and insurance, (iii) the remittance of appropriate portions of collected payments, (iv) the provision of full escrow administration, (v) the pursuit of foreclosure and alternate remedies against a related mortgaged property, (vi) the administration and liquidation of REO, (vii) the right to receive the Servicing Compensation and any ancillary fees arising from or connected to the Serviced Loans, earnings on and other benefits of related custodial accounts and other related accounts maintained by AHB pursuant to Applicable Requirements; and (viii) any other obligation related to servicing of mortgage loans required under any Servicing Agreement not otherwise described in the foregoing clauses.

        "Servicing Agreements" means all agreements pursuant to which AHB provides Servicing in connection Serviced Loans.

        "Servicing Compensation" means any servicing fees and any excess servicing compensation to the AHB is entitled to receive pursuant to any Servicing Agreement.

        "State Agency" means any state agency or other entity with authority to regulate the mortgage-related activities of the AHB Group or to determine the investment requirements with regard to mortgage loan origination or purchasing performed by the AHB Group.

        "Stock Amount" means 1,055,625 shares of Parent Common Stock, subject to adjustment as may be necessary pursuant to Sections 3.5, 6.16 and 7.1(g).

        "Stock Election" has the meaning set forth in Section 3.3(a).

        "Stock Proration Factor" has the meaning set forth in Section 3.3(c)(i)(C).

        "Subsidiary" has the meaning ascribed thereto in Rule 1-02 of Regulation S-X of the SEC.

        "Superior Proposal" has the meaning set forth in Section 6.7(e)(ii).

        "Surviving Bank" has the meaning set forth in Recital H.

        "Tangible Net Worth" means the sum of AHB's common stock and surplus accounts, plus retained earnings or minus accumulated deficit, and minus goodwill, originated mortgage servicing rights and unamortized organizational expenses, on a consolidated basis, using AHB's historical accounting methodologies, provided that such methodologies are consistent with GAAP (and without taking into account expenses related to (A) the application of Statement of Financial Accounting Standards No. 115; (B) costs incurred in connection with this Agreement or the Transaction; or (C) actions taken by AHB with the prior written acknowledgment of Parent that such expenditure will be omitted from this calculation).

        "Tax" and "Taxes" mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

        "Tax Returns" means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

        "Transaction" means the Merger and any other transactions contemplated by this Agreement.

        "Undesignated Shares" has the meaning set forth in Section 3.3(a).

        "VA" means the United States Department of Veterans Affairs and any successor thereto.

        "VA Loans" means residential mortgage loans that are guaranteed, or are eligible and intended to be guaranteed, by VA.

        "Warrant Consideration" has the meaning set forth in Section 3.8(b).

        "WARN Act" means the Worker Adjustment and Retaining Notification Act of 1988, as amended, and any applicable state equivalents.

ARTICLE II

THE MERGER

        2.1    The Merger.

        (a)    The Merger.    Subject to the terms and conditions of this Agreement, at the Effective Time, AHB shall merge with and into Parent Bank in accordance with the applicable laws of the United States, the separate corporate existence of AHB shall cease and Parent Bank shall survive and continue to exist as a national banking association.

        (b)    Name and Main Office.    The name of the Surviving Bank shall be "First National Bank of Chester County". The main office of the Surviving Bank shall be the main office of Parent Bank immediately prior to the Effective Time. All branch offices of AHB and Parent Bank that were in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Bank upon consummation of the Merger, subject to the opening or closing of any offices that may be authorized by AHB and Parent Bank. Schedule 2.1 hereto contains a list of each of the deposit taking offices or loan originating offices of AHB and Parent Bank that shall be operated by the Surviving Bank, subject to the opening or closing of any offices that may be authorized by AHB or Parent Bank, respectively, and the OCC and the FDIC after the date hereof and in accordance with this Agreement.

        (c)    Operation of AHB as a Division of Parent Bank.    From and after the Effective Time, Parent shall cause Parent Bank to establish a division of Parent Bank that will consist of the existing AHB mortgage banking operation and staff and that will be called, consistent with applicable regulations, "American Home Bank, a Division of First National Bank of Chester County." Parent shall cause Parent Bank to operate the AHB division for a period of at least two years after the Effective Date. AHB will cooperate with Parent prior to the Effective Time to ensure that all consents or waivers required to be filed in any state to permit Parent Bank to use the name of American Home Bank are properly and timely filed.

        (d)    Charter and Bylaws.    The charter and bylaws of the Surviving Bank immediately after the Merger shall be the charter and the bylaws of Parent Bank as in effect immediately prior to the Merger, in each case until thereafter amended in accordance with applicable law.

        (e)    Directors and Executive Officers of the Surviving Bank.    The directors of the Surviving Bank immediately after the Merger shall be the directors of Parent Bank immediately prior to the Merger. The executive officers of the Surviving Bank immediately after the Merger shall be the executive officers of Parent Bank immediately prior to the Merger, each of whom shall serve until such time as their successors shall be duly appointed and qualified. In addition, James M. Deitch will be appointed as a director of Parent and Parent Bank pursuant to Section 6.11; and James M. Deitch and Anna R. Smith will serve as officers of Parent Bank in accordance with the Employment Agreements entered into by each of them and the Parent Bank.

        (f)    Effect on Shares of Stock.

              (i)  Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

                       (ii)  At the Effective Time, each share of AHB Common Stock issued and outstanding prior to the Merger shall, by virtue of the Merger and without any action on the part of Parent, Parent Bank, AHB or the holder thereof, be canceled and converted into the right to receive the Merger Consideration as provided in Section 3.1 below. Any shares of AHB Common Stock held in the treasury of AHB immediately prior to the Effective Time shall be retired and canceled pursuant to Section 3.1(b).

                      (iii)  Parent Bank has 30,000 shares of common stock issued and outstanding. Each such share shall remain issued and outstanding and 30,000 shares of Parent Bank common stock will be issued and outstanding upon consummation of the Merger. No shares of Parent Bank common stock will be issued in connection with the Merger.

        (g)    Effects of the Merger.    Upon consummation of the Merger, and in addition to the effects set forth at 12 U.S.C. § 215a:

                        (i)  all rights, franchises and interests of AHB in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interest were held or enjoyed by AHB immediately prior to the Effective Time; and

                       (ii)  the Surviving Bank shall be liable for all liabilities of AHB, fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on property of AHB shall be preserved unimpaired; after the Effective Time, the Surviving Bank will continue to issue savings accounts on the same basis as immediately prior to the Effective Time.

        (h)    Additional Actions.    If, at any time after the Effective Time, the Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of AHB acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Merger, or (b) otherwise carry out the purposes of this Agreement, AHB and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of AHB or otherwise to take any and all such action.

        2.2    Effective Date and Effective Time; Closing.

        (a)   Subject to the satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions, the "Effective Date" shall be as soon as possible after the receipt of all required approvals from Bank Regulatory Authorities on (i) a date selected by Parent after such satisfaction or waiver that is no later than fifteen Business Days after such satisfaction or waiver, or (ii) such other date to which the parties may mutually agree in writing. If any remaining unsatisfied and unwaived condition set forth in Article VII becomes satisfied or is waived during the two weeks immediately prior to the end of a calendar quarter of Parent, the Parent may postpone the Effective Time until the first full week after the end of that fiscal quarter, provided that it is understood and agreed that Parent may not postpone the Effective Time longer than one week, including by asserting that any of the conditions specified in Sections 7.1(a), 7.1(b), 7.1(d) and 7.1(e) of this Agreement are no longer satisfied or waived. The "Effective Time" of the Merger shall be the time on the Effective Date selected by the Parent and if no time is selected, then 12:01 a.m. on the Effective Date.

        (b)   A closing (the "Closing") shall take place immediately prior to the Effective Time as of the close of business, prevailing time, at the principal offices of Parent in West Chester, Pennsylvania, or at such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the "Closing Date"). At the Closing, there shall be delivered to Parent, Parent Bank and AHB the opinions, certificates and other documents required to be delivered under Article VII.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

        3.1    Conversion of Shares.

        (a)   Subject to the provisions of this Agreement, each share of AHB Common Stock issued and outstanding immediately prior to the Effective Time other than Dissenting Shares and shares held in treasury by AHB shall, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter only represent the right to receive, at the election of the holder thereof as provided in and subject to Section 3.3, and further subject to Section 3.5, Section 6.16 and Section 7.1(g), any of the following:

      (i)
      Parent Common Stock equal to the Exchange Ratio; or

      (ii)
      cash in the amount of the Price Per Share.

        (b)   At and after the Effective Time, each share of AHB Common Stock held in AHB's treasury shall be cancelled and retired, and no shares of Parent Common Stock, cash or other consideration shall be issued in exchange therefor.

        (c)   At the Effective Time, the stock transfer books of AHB shall be closed as to holders of AHB Common Stock immediately prior to the Effective Time and no transfer of AHB Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, Certificates are properly presented in accordance with Section 3.4 of this Agreement to the Exchange Agent, such Certificates shall be canceled and exchanged for certificates representing the number of whole shares of Parent Common Stock, if any, and/or a check representing the amount of cash, if any, into which the AHB Common Stock represented thereby was converted in the Merger, plus any payment for any fractional share of Parent Common Stock without any interest thereon.

        (d)   At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

        3.2    Fractional Shares.    Notwithstanding any other provision of this Agreement, each holder of AHB Common Stock who would otherwise be entitled to receive a fractional share of Parent Common Stock, after taking into account all Certificates delivered by such holder, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price determined as of the Effective Date by (b) the fractional share, calculated to the nearest ten-thousandth of the share of Parent Common Stock, to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares.

        3.3    Election and Proration Procedures.

        (a)   An election form and other appropriate and customary transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent in such form as Parent and AHB shall mutually agree (the "Election Form") shall be mailed by or on behalf of Parent no less than 40 days prior to the anticipated Effective Time of the Merger, as jointly determined by Parent and AHB, or on such other date as Parent and AHB shall agree (the "Mailing Date") to each holder of record of AHB Common Stock as of the close of business on the fifth business day prior to the mailing date (the "Election Form Record Date"). Parent shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) (the term "beneficial owner" and "beneficial ownership" for purposes of this Agreement shall have the meaning set forth in Section 13(d) of the Exchange Act) of AHB Common Stock after the Election Form Record Date and prior to the Election Deadline, and AHB shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder or the beneficial owner through appropriate and customary documentation and instructions to elect (an "Election") to receive (i) Parent Common Stock (a "Stock Election") with respect to all of such holder's AHB Common Stock, or (ii) cash (a "Cash Election") with respect to all of such holder's AHB Common Stock, or (iii) Parent Common Stock for a specified number of shares of AHB Common Stock (a "Combination Stock Election") and cash for the remaining number of shares of AHB Common Stock held by such holder (a "Combination Cash Election"). Any AHB Common Stock other than Dissenting Shares and shares held in AHB's treasury, with respect to which the Exchange Agent has not received an effective, properly completed Election Form prior to the Election Deadline shall be deemed to be "Undesignated Shares" hereunder.

        (b)   Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form that has not been revoked by 5:00 p.m., prevailing time, by the thirtieth (30th) Business Day following the Mailing Date (or such other time and date as Parent and AHB may mutually agree) (the "Election Deadline"). An Election Form shall be deemed properly completed only if an Election is indicated for each share of AHB Common Stock covered by such Election Form and if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of AHB Common Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. For shares of AHB Common Stock held in book entry form, Parent shall establish procedures for delivery of such shares, which procedures shall be reasonably acceptable to AHB. Any Election Form may be revoked by the person submitting such Election Form at or prior to the Election Deadline, provided that the Exchange Agent shall have actually received prior to the Election Deadline a written notice revoking such Election Form and specifying the shares of AHB Common Stock covered by such revoked Election Form. In the event an Election Form is revoked prior to the Election Deadline, the shares of AHB Common Stock representing such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly made with respect to such shares on or before the Election Deadline, and Parent shall cause the Certificates to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any Election or revocation has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of AHB and Parent required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

        (c)   As promptly as practicable but not later than three (3) Business Days prior to the Effective Time of the Merger, Parent shall cause the Exchange Agent to effect the allocation among the holders of AHB Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

            (i)  if the aggregate number of shares of AHB Common Stock as to which Stock Elections and Combination Stock Elections shall have effectively been made times the Exchange Ratio exceeds the Stock Amount, then:

            (A)  each holder of AHB Common Stock who made an effective Cash Election or Combination Cash Election shall receive the Price Per Share in cash for each such share of AHB Common Stock;

            (B)  each holder of Undesignated Shares shall be deemed to have made a Cash Election and shall receive the Price Per Share in cash for each such Undesignated Share; and

            (C)  a stock proration factor (the "Stock Proration Factor") shall be determined by dividing (1) the Stock Amount by (2) the product of the Exchange Ratio and the number of shares of AHB Common Stock with respect to which effective Stock Elections and Combination Stock Elections were made. Each holder of AHB Common Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

              (1)   the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of AHB Common Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor, and

              (2)   cash in an amount equal to the product of (x) the Price Per Share, multiplied by (y) the number of shares of AHB Common Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

           (ii)  if the aggregate number of shares of AHB Common Stock as to which Stock Elections and Combination Stock Elections shall have effectively been made times the Exchange Ratio is less than the Stock Amount, then:

            (A)  each holder of AHB Common Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Parent Common Stock equal to the product of the Exchange Ratio multiplied by the number of shares of AHB Common Stock covered by such Stock Election or Combination Stock Election;

            (B)  the Exchange Agent shall allocate pro rata according to the number of AHB shares held, among those holders of Undesignated Shares (other than holders of Undesignated Shares who voted against or gave notice to the presiding officer of the AHB Meeting at or prior to the AHB Meeting that the holder dissents from the Merger as required by Section 215a of the National Bank Act), such number of shares of Parent Common Stock as shall be necessary so that the shares of Parent Common Stock to be received by those holders, when combined with the number of shares for which a Stock Election or Combination Stock Election has been made, multiplied by the Exchange Ratio shall be approximately equal to the Stock Amount. If all of said Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together multiplied by the Exchange Ratio are less than, and not approximately equal to, the Stock Amount, then:

            (C)  a cash proration factor (the "Cash Proration Factor") shall be determined by dividing (1) the amount which is the difference between (x) the number obtained by dividing the Stock Amount by the Exchange Ratio and (y) the sum of the number of shares of AHB Common Stock with respect to which effective Stock Elections and Combination Stock Elections were made and the number of Undesignated Shares selected pursuant to subparagraph (ii)(B) above by (2) the number of shares of AHB Common Stock with respect to which effective Cash Elections and Combination Cash Elections were made. Each holder of AHB Common Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

              (1)   cash equal to the product of (x) the Price Per Share, multiplied by (y) the number of shares of AHB Common Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor, and

              (2)   the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of AHB Common Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

          (iii)  Notwithstanding any provision of this Agreement, Parent reserves the right to adjust the relative proportions of the Cash Amount and Stock Amount to meet such requirements as may be necessary for the Merger to qualify as a reorganization under Section 368(a) of the Code.

        3.4    Exchange Procedures.

        (a)   Not later than three (3) Business Days prior to the Effective Time of the Merger, Parent shall deposit with the Exchange Agent for the benefit of the holders of shares of AHB Common Stock, for exchange in accordance with this Section 3.4, certificates representing the aggregate number of shares of Parent Common Stock and cash issuable pursuant to Section 3.1 in exchange for shares of AHB Common Stock outstanding immediately prior to the Effective Time of the Merger and cash payable in lieu of fractional shares of Parent Common Stock that would otherwise be issuable in connection with Section 3.1, but for the operation of Section 3.23.1 of this Agreement (the "Exchange Fund").

        (b)   After the Effective Time of the Merger, each holder of a Certificate, other than Dissenting Shares and shares of AHB Common Stock held in AHB's treasury, who surrenders or has surrendered such Certificate (or provided an affidavit of loss in lieu of such Certificate in accordance with Section 3.9), together with duly executed transmittal materials included in or required by the Election Form to the Exchange Agent, shall, upon acceptance thereof, be entitled to (i) a certificate representing the Parent Common Stock and/or (ii) cash into which the shares of AHB Common Stock shall have been converted pursuant to Section 3.1, as well as cash in lieu of any fractional share of Parent Common Stock to which such holder would otherwise be entitled pursuant to Section 3.2, if applicable. The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 3.4(b), each Certificate representing AHB Common Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the Merger Consideration to which it is entitled hereunder upon such surrender. Parent shall not be obligated to deliver the Merger Consideration to which any former holder of AHB Common Stock is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates for exchange as provided in this Section 3.4(b). If any certificate for shares of Parent Common Stock, or any check representing cash and/or declared but unpaid dividends, is to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

        (c)   No dividends or other distributions declared or made after the Effective Time of the Merger with respect to Parent Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of a fractional share shall be paid to any such holder pursuant to Section 3.2, until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.2, and the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date prior to surrender with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

        (d)   All cash paid and/or shares of Parent Common Stock issued upon the surrender for exchange of shares of AHB Common Stock in accordance with the terms of this Agreement, shall be deemed to have been paid and/or issued in full satisfaction of all rights pertaining to such shares of AHB Common Stock, and there shall be no further registration of transfers on the stock transfer books of Parent, after the Merger, of the shares of AHB Common Stock that were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to Parent for any reason, they shall be canceled and exchanged as provided in this Agreement.

        (e)   Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the shareholders of AHB following the passage of nine months after the Effective Time of the Merger shall be delivered to Parent, upon demand, and any shareholders of AHB who have not theretofore complied with this Section 3.1 shall thereafter look only to Parent for payment of their claim for cash and for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

        (f)    Neither AHB nor Parent shall be liable to any holder of shares of AHB Common Stock or Parent Common Stock, as the case may be, for such shares, or dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (g)   The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Parent Common Stock for the account of the Persons entitled thereto.

        3.5    Adjustments for Dilution and Other Matters.    If prior to the Effective Time of the Merger, (i) Parent shall declare a stock dividend or distribution on Parent Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine Parent Common Stock, or make a distribution other than a cash dividend on Parent Common Stock in any security convertible into Parent Common Stock, in each case with a record date prior to the Effective Time of the Merger, or (ii) the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in Parent's capitalization other than a transaction in which Parent shall have received fair consideration, as determined by its Board of Directors, for the shares issued, then a proportionate adjustment or adjustments will be made to the Exchange Ratio, the Stock Amount and the Average Closing Price.

        (b)   If prior to the Effective Time of the Merger, (i) AHB shall declare a stock dividend or distribution on AHB Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine AHB Common Stock, or make a distribution other than a cash dividend on AHB Common Stock in any security convertible into Parent Common Stock, in each case with a record date prior to the Effective Time of the Merger, or (ii) the outstanding shares of AHB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in AHB's capitalization other than a transaction in which AHB shall have received fair consideration, as determined by its Board of Directors, for the shares issued, then a proportionate adjustment or adjustments will be made to the Exchange Ratio, the Stock Amount and the Average Closing Price; provided that if the outstanding shares of AHB Common Stock shall have been increased due to the exercise or conversion of AHB Options or AHB Warrants, as permitted in this Agreement, then the consideration to be paid for such additional shares will be the Per Share Price paid in cash.

        3.6    Dissenting Shares.    Notwithstanding anything to the contrary contained in this Agreement, any holder of AHB Common Stock who shall be entitled to be paid the "fair value" of such holder's Dissenting Shares of AHB Common Stock, as provided in Section 215a of the National Bank Act, shall not be entitled to the consideration to which such holder would otherwise have been entitled pursuant to Sections 2.1, 3.1 and 3.3, unless and until such holder shall have failed to perfect or withdrawn or lost such holder's rights as a dissenter under Section 215a of the National Bank Act, and shall be entitled to receive only such payment as is provided for by Section 215a of the National Bank Act.

        3.7    Withholding Rights.    Parent, directly or through the Exchange Agent, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of AHB Common Stock such amounts as Parent is required under the Code or any state, local or foreign tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of AHB Common Stock in respect of which such deduction and withholding was made by Parent.

        3.8    AHB Options and Warrants.

        (a)    AHB Options.    At the Effective Date, each holder of an AHB Option (collectively, "AHB Option Holders") that

              (i)  is outstanding at the Effective Date,

             (ii)  has been identified on Schedule 3.8(a) of the AHB Disclosure Schedule (along with the name of the grantee, the date of the grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of AHB Common Stock subject to each AHB Option, the number of shares of AHB Common Stock subject to each AHB Option that are currently exercisable, and the exercise price per share); and

            (iii)  would otherwise survive the Effective Date shall be entitled to receive, in substitution for the AHB Option, an option to acquire shares of Parent Common Stock on the terms set forth below (each AHB Option, as substituted, a "Parent Option"):

              (A)  A Parent Option shall be a stock option to acquire shares of Parent Common Stock with the following terms:

                (1)   the number of shares of Parent Common Stock, which may be acquired pursuant to the Parent Option shall be equal to the product of the number of shares of AHB Common Stock covered by the corresponding AHB Option multiplied by the Exchange Ratio, provided that any fractional share of Parent Common Stock resulting from the multiplication shall be rounded down to the nearest whole share;

                (2)   the exercise price per share of Parent Common Stock issuable upon exercise of the Parent Option shall be equal to the exercise price of the corresponding AHB Option immediately prior to its conversion to a Parent Option, divided by the Exchange Ratio, provided that the exercise price shall be rounded up to the nearest whole cent;

                (3)   the duration and other terms of the Parent Option shall be identical to the duration and other terms of the corresponding AHB Option as set forth on Schedule 3.8(a), except that all references to AHB shall be deemed to be references to Parent where the context so requires, and shall remain exercisable until the stated expiration date of the corresponding AHB Option;

                (4)   Parent shall assume the AHB Option, as contemplated by the Code; and

                (5)   to the extent AHB Options qualify as incentive stock options under Code Section 422, the Parent Options exchanged therefore shall also so qualify.

              (B)  On or within 15 days after the Effective Date, Parent shall take appropriate action to reserve for issuance and, if not previously registered pursuant to the Securities Act, register the number of shares of Parent Common Stock necessary to satisfy Parent's obligations with respect to the issuance of Parent Common Stock pursuant to the exercise of Parent Options.

        (b)    AHB Warrants.    At the Effective Time, all AHB Warrants, as identified on Schedule 3.8(b) of the AHB Disclosure Schedule (along with the name of the grantee, the date of the grant, the number of shares of AHB Common Stock subject to each AHB Warrant, the number of shares of AHB Common Stock subject to AHB Warrants that are currently exercisable, the dates on which such AHB Warrant may be exercised (if not currently exercisable) and the exercise price per share), that are then outstanding shall cease to represent a right to acquire shares of AHB Common Stock and shall automatically be converted into, and in full release, termination and satisfaction of such AHB Warrant, the right to receive cash in an amount equal to the difference between the AHB Warrant strike price and the Price Per Share (the "Warrant Consideration"), subject to Parent's receipt of a warrant cancellation and termination form from the respective AHB Warrant Holder.

        3.9    Lost, Stolen or Destroyed Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (including such indemnification of Parent and Exchange Agent as may be customary) and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amounts as the Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay or cause to be paid the amounts, if any, deliverable in respect to the shares of AHB Common Stock formerly represented by such Certificate pursuant to this Article III.

ARTICLE IV

ACTIONS PENDING CLOSING

        4.1    Forbearances of AHB.    From the date hereof until the Effective Time, except as (i) expressly contemplated or permitted by this Agreement; or (ii) contemplated by the potential business transactions described on Schedule 4.1 of the AHB Disclosure Schedule (as may be revised and/or updated from time to time prior to the Effective Time with the prior written consent of Parent, which consent may not to be unreasonably withheld) and the actions that may reasonably be expected to result from the potential business transactions described thereon, without the prior written consent of Parent, which consent may not to be unreasonably withheld, AHB will not:

        (a)    Ordinary Course.

              (i)  Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships;

             (ii)  Fail to use commercially reasonable efforts to keep available the present services of its employees and preserve for itself and Parent the goodwill of the customers of AHB and others with whom business relations exist;

            (iii)  Take any action that would adversely affect or materially delay the ability of either AHB or Parent to obtain any necessary approvals of any Bank Regulatory Authority required for the Transaction or to perform its covenants and agreements under this Agreement or to consummate the Transaction.

        (b)    Common Stock.    Other than pursuant to Rights set forth on Schedule 4.1(b) of the AHB Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights, or (ii) permit any additional shares of stock to become subject to grants of employee or director stock options or other Rights.

        (c)    Dividends; Etc.

              (i)  Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any other distribution on any shares of AHB Common Stock; or

             (ii)  Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its common stock.

        (d)    Compensation; Employment Agreements; Etc.    Enter into or amend or renew any employment, consulting, change in control, severance, retention or similar agreements or arrangements with any director, officer or employee of the AHB Group or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments, but excluding commissioned earnings paid pursuant to existing commission payment practices, or accelerate the vesting of any unvested stock options or acceleration of any benefits under any Benefit Plan, except:

              (i)  for normal increases in compensation and bonuses to employees in the ordinary course of business consistent with past practice, provided that no such increases shall result in an annual aggregate increase in compensation or bonus (excluding commissioned earnings paid pursuant to existing commission payment practices) of more than three percent (3%);

             (ii)  for other changes that are required by applicable law or are advisable in order to comply with Section 409A of the Code and the regulations promulgated thereunder;

            (iii)  to pay the amounts or to provide payments under plans and/or commitments set forth in Schedule 4.1(d) of the AHB Disclosure Schedule; or

            (iv)  to pay the amounts for severance payments contemplated by Section 6.13(a) or employment agreements that are set forth in Schedule 4.1(d) of the AHB Disclosure Schedule; provided that any employee who is eligible to receive any severance payments shall execute a release in favor of AHB in AHB's customary form and in accordance with any applicable law.

        (e)    Hiring.    Hire any person as an employee of any member of the AHB Group or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof or anticipated as set forth on Schedule 4.1(e) of the AHB Disclosure Schedule, or (ii) to fill any vacancies existing as of the date hereof and described in Schedule 4.1(e) of the AHB Disclosure Schedule or (iii) to fill any vacancies arising after the date hereof, provided, however, that any such vacancy shall be filled with at-will employees paid at an annual rate of salary (excluding commissioned earnings paid pursuant to existing commission payment practices) not to exceed Sixty-Five Thousand Dollars ($65,000.00) per employee.

        (f)    Benefit Plans.    Enter into, establish, adopt, amend or make any contributions to, except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.1(f) of the AHB Disclosure Schedule, any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement or similar arrangement related thereto, in respect of any director, officer or employee of AHB or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

        (g)    Dispositions.    Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to AHB taken as a whole.

        (h)    Acquisitions.    Acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice, all or any portion of the assets, business, deposits or properties of any other entity.

        (i)    Capital Expenditures.    Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding Twenty-Five Thousand Dollars ($25,000.00) individually or Two Hundred Fifty Thousand Dollars ($250,000.00) in the aggregate, provided, however, that if Parent does not object to a written request for approval within five (5) business days after receipt, the request shall be deemed approved.

        (j)    Governing Documents.    Amend the AHB Articles or the AHB Bylaws except as may be required by law.

        (k)    Accounting Methods.    Implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.

        (l)    Contracts.    Except as otherwise permitted under this Section 4.1, enter into or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts.

        (m)    Claims.    Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which AHB is or becomes a party, which settlement, agreement or action involves payment by AHB of an amount that, individually or in the aggregate, exceeds One

Hundred Thousand Dollars ($100,000.00) and/or would impose any material restriction on the business of AHB or create precedent for claims that are reasonably likely to be material to AHB taken as a whole.

        (n)    Banking Operations.    Enter into any new line of business; change its lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to opening or closing a branching or site location or branching or site relocation.

        (o)    Indebtedness.    (i) Incur any indebtedness for borrowed money, other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank borrowings that mature within one year and securities sold under agreements to repurchase that mature within 90 days, in each case in the ordinary course of business consistent with past practice, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice or (ii) prepay any indebtedness.

        (p)    Investment Securities.    (i) Acquire, other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice, any debt security or Equity Investment other than federal funds or United States Government securities or United States Government agency securities, in each case with a term of one (1) year or less, (ii) restructure or materially change its investment securities portfolio or its gap position or (iii) enter in any Derivatives Contract, provided, however, that if Parent does not object to a written request for approval within five (5) business days after receipt, the request shall be deemed approved.

        (q)    Loans.    (i) Make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a "Loan" and collectively, "Loans") other than in conformity in all material respects with AHB's Credit Policy Manual dated November 19, 2007, as amended September 15, 2008 (the "Credit Policy"); and (ii) amend or otherwise modify the Credit Policy.

        (r)    Investments in Real Estate.    Make any investment or commitment to invest in real estate or in any real estate development project, other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice.

        (s)    Adverse Actions.    Take any action that (i) would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ii) is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied or (z) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation, or (iii) would adversely affect or materially delay the ability of either Parent or AHB to obtain any necessary approvals required of any Bank Regulatory Authority for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

        (t)    Commitments.    Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        4.2    Forbearances of Parent.    From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of AHB, not to be unreasonably withheld, Parent will not, and will cause each of its Subsidiaries not to:

        (a)    Adverse Actions.    Take any action that (i) would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ii) is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied or

(z) a material violation of any provision ofthis Agreement, except as may be required by applicable law or regulation, or (iii) would adversely affect or materially delay the ability of either Parent or AHB to obtain any necessary approvals required of any Bank Regulatory Authority for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

        (b)    Stock Dividends, Splits, Etc.    Declare any stock dividend or distribution on Parent Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine Parent Common Stock, or make a distribution other than a cash dividend on Parent Common Stock in any security convertible into Parent Common Stock, in each case with a record date prior to the Effective Time of the Merger.

        (c)    Capitalization.    Take any action that would result in the outstanding shares of Parent Common Stock to be increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in Parent's capitalization.

        (d)    Dispositions.    Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to Parent and its Subsidiaries taken as a whole.

        (e)    Acquisitions.    Acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice, all or any portion of the assets, business, deposits or properties of any other entity that is engaged in a similar line of business as AHB.

        (f)    Governing Documents.    Amend the Parent Articles or the Parent Bylaws except as may be required by law.

        (g)    Commitments.    Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

        5.1    Disclosure Schedules.    On or prior to the date hereof, Parent has delivered to AHB a schedule (the "Parent Disclosure Schedule") and AHB has delivered to Parent a schedule (the "AHB Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Sections 5.3 or 5.4 or to one or more of its covenants contained in Article VI; provided, however, that the mere inclusion of an item in the Parent Disclosure Schedule or the AHB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstanceor that, absent such inclusion in the Parent Disclosure Schedule or the AHB Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Effect.

        5.2    Standard.    No representation or warranty of AHB or Parent contained in Sections 5.3 or 5.4, respectively, shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty, in any case, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 5.3 or 5.4, has had or would be reasonably likely to have a Material Adverse Effect on the party making such representation or warranty disregarding for the purposes of this Section 5.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties. Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 5.3(b), in the case of AHB, and Section 5.4(b), in the case of

Parent, shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Sections 5.3(d), 5.3(e), 5.3(m), and 5.3(aa) and 5.3(bb), in the case of AHB, and Sections 5.4(d), 5.4(e), 5.4(k), and 5.4(t), in the case of Parent, shall be deemed untrue and incorrect if not true and correct in all material respects, and (z) Section 5.3(cc), in the case of AHB, and Section 5.4(r)(i), in the case of Parent, shall be deemed untrue and incorrect if not true and correct in all respects.

        5.3    Representations and Warranties of AHB.    Subject to Sections 5.1 and 5.2, AHB hereby represents and warrants to Parent:

        (a)    Organization, Standing and Authority.    AHB is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America. AHB is duly qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. AHB has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. AHB is duly licensed by the OCC and its deposits are insured by the Bank Insurance Fund of the FDIC in the manner and to the maximum extent provided by law.

        (b)    AHB Common Stock.    The authorized common stock of AHB consists of Four Million (4,000,000) shares of AHB Common Stock, of which 1,675,596 shares are issued and outstanding as of the date hereof. As of the date hereof, 5,500 shares of AHB Common Stock were held in treasury by AHB. Schedule 5.3(b) of the AHB Disclosure Schedule sets forth the name and state of residence of each holder of AHB Common Stock, the number of shares owned of record and beneficially owned by each such holder and whether such shares are certificated or held in book entry form. AHB also has outstanding AHB Warrants exercisable for the purchase of 212,000 shares of AHB Common Stock and outstanding AHB Options exercisable for the purchase of 204,500 shares of AHB Common Stock. The outstanding shares of AHB Common Stock, the AHB Warrants, and the AHB Options have been duly authorized and validly issued and are fully paid and non-assessable (except with respect to 12 U.S.C. Section 55), and neither the outstanding shares of AHB Common Stock have been nor the shares of AHB Common Stock issuable upon exercise of the AHB Warrants or AHB Options will be, upon issuance, issued in violation of the preemptive rights of any Person. Each of the AHBOptions was issued pursuant to and in accordance with the AHB Stock Option Plan. The AHB Stock Option Plan, and all material amendments thereto, was approved by the shareholders of AHB in accordance with Section 422(b) of the Code. Except as set forth in Schedule 3.8(a) or Schedule 3.8(b) of the AHB Disclosure Schedule there are no shares of AHB Common Stock reserved for issuance, AHB does not have any Rights issued or outstanding with respect to AHB Common Stock and AHB does not have any commitment to authorize, issue or sell any AHB Common Stock or Rights. Except as set forth in Schedule 3.8(a) or Schedule 3.8(b) of AHB's Disclosure Schedule, there are no voting trusts, voting agreements, proxies, first refusal rights, first offer rights, co-sale rights, options, transfer restrictions or other agreements, instruments or understandings (whether written or oral, formal or informal) with respect to the voting, transfer or disposition of AHB's Common Stock to which AHB is a party or by which it is bound or, to the Knowledge of AHB, among or between any persons other than AHB. All prior issuances of securities of AHB and its Subsidiaries were made in compliance with all, and not in violation of any, applicable Federal, state, local and foreign securities laws.

        (c)    Subsidiaries.

              (i)  Each member of the AHB Group has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Parent.

             (ii)  As of the date hereof, (A) except as set forth in Schedule 5.3(c)(ii) of AHB Disclosure Schedule, AHB owns, directly or indirectly, all the issued and outstanding equity securities of each Affiliate; (B) no equity securities of any Affiliates are or may become required to be issued other than to AHB by reason of any Right or otherwise; (C) there are no contracts, commitments, understandings or arrangements by which any Affiliate is or may be bound to sell or otherwise transfer any of its equity securities other than to AHB or any of its wholly-owned Subsidiaries; and (D) there are no contracts, commitments, understandings or arrangements relating to AHB's right to vote or to dispose of such securities.

        (d)    Corporate Power.    AHB has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and AHB has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction, subject to receipt of all necessary approvals of Governmental Authorities and the approval of AHB's shareholders of this Agreement, and no other corporate proceedings are necessary on the part of AHB to approve this Agreement or to consummate the Transaction.

        (e)    Corporate Authority.    Subject to the approval of this Agreement by the holders of not less than two-thirds of the outstanding shares of AHB Common Stock (a "Required Vote"), this Agreement and the Transaction have been authorized by all necessary corporate action of AHB and the AHB Board on or prior to the date hereof. AHB has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent of this Agreement, this Agreement is a valid and legally binding obligation of AHB, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles.

        (f)    Regulatory Approvals; No Defaults.

              (i)  No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by AHB in connection with the execution, delivery or performance by AHB of this Agreement or to consummate the Transaction except for (A) filings of applications or notices with, and approvals or waivers by, the OCC, the FDIC, and the Federal Reserve Board, and (B) the filing with the Secretary of State of the Commonwealth of Pennsylvania of a certificate of approval of the Merger by the OCC, AHB is not aware of any reason why the approvals set forth above and referred to in Section 7.1(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.1(b).

             (ii)  Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by AHB and the consummation of the Transaction do not and will not (A) except as set forth on Schedule 5.3(f)(ii) of the AHB Disclosure Schedule, constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of AHB or any Affiliate of AHB or to which AHB or any Affiliate of AHB or any of their respective properties is subject or bound, (B) constitute a breach or violation of, or a default under, the AHB Articles, the AHB Bylaws, or any organizational document or agreement of an Affiliate of AHB or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument of AHB or any Affiliate of AHB.

        (g)    Mortgage Banking.

              (i)  General.

              (1)   Recourse.    Except as set forth on Schedule 5.3(g)(i)(1) of the AHB Disclosure Schedule, none of the Mortgage Loans or Servicing Agreements provides for Recourse to AHB or any Affiliate of AHB.

              (2)   Advances.    The Advances are valid and subsisting amounts owing to AHB, were made in accordance with Applicable Requirements and are carried on the books of AHB at values determined in accordance with GAAP, and are not subject to setoffs or claims arising from acts or omissions of AHB. No Investor has claimed any defense, offset or counterclaim for repayment of any Advance that is pending.

             (ii)  Mortgage Loans.

              (1)   Investor/Insurer Requirements.    Each Mortgage Loan was originated and conforms in all respects to the Applicable Requirements, and each Loan Held for Sale and each Pipeline Loan shall be eligible for sale to, insurance by, or pooling to back securities issued or guaranteed by the applicable Investor or Insurer program under which AHB originated the Loan Held for Sale and/or Pipeline Loan. Each Loan Held for Sale allocated to a particular Investor in accordance with standard secondary marketing practices of AHB is eligible in all respects for sale under an Investment Commitment. Each Loan Held for Sale not allocated to a particular Investor in accordance with standard secondary marketing practices of AHB would be otherwise eligible for sale in all respects under an Investment Commitment upon allocation to an Investor. To AHB's Knowledge, there exists no fact or circumstance that would entitle the applicable Insurer or Investor to (A) demand from AHB, or any Affiliate of AHB, either repurchase of any Serviced Loan or Previously Disposed of Loan or indemnification for losses or refuse to purchase a Loan Held for Sale, (B) impose on AHB, or any Affiliate of AHB, sanctions, penalties or special requirements in respect of any Mortgage Loan or (C) rescind any insurance policy or reduce insurance benefits in respect of any Mortgage Loan which would result in a breach of any obligation of AHB, or any Affiliate of AHB, under any agreement. Each Pipeline Loan complies in all material respects with Applicable Requirements for the stage of processing that it has achieved based on the Investor or Insurer program, if applicable, under which AHB, or any Affiliate of AHB, originated the Pipeline Loan.

              (2)   Documentation/Enforceability.    Each Mortgage Loan is evidenced by a Mortgage Note and is duly secured by a valid first lien or subordinated lien on the related Mortgaged Property, in each case, on such forms and with such terms as comply with all Applicable Requirements. Each Mortgage Note and the related Mortgage is genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditors' rights. No Mortgage Loan is subject to any rights of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note or the Mortgage, or the exercise of any right thereunder, render either the Mortgage Note or the Mortgage unenforceable by AHB, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim, or defense has been asserted with respect thereto.

              (3)   Compliant with Law.    AHB and/or the AHB Group, as the case may be, has complied, and each Mortgage Loan complied and comply, in all respects, with respect to origination, sale and servicing of the Mortgage Loans, with the Applicable Requirements, including any and all applicable federal, state, or local law, statute, and ordinance, and any applicable rule, regulation, or order issued thereunder, required to have been complied with as of the Effective Date, including, without limitation, the fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting, high cost and anti-predatory lending and every other prohibition against unlawful discrimination in residential mortgage lending or governing consumer credit, and also including, without limitation, the Fair Housing Act, Consumer Credit Reporting Act, Equal Credit Opportunity Act of 1975 and Regulation B, Fair Credit Reporting Act, Truth in Lending Act and Regulation Z, the Flood Disaster Protection Act of 1973, Fair Debt Collection Practices Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act of 1974, and Regulation X, all as

      amended, and any applicable state consumer credit statute, rule, regulation or law (each, an "AHB Regulation"). To AHB's Knowledge, each originator of a Mortgage Loan was qualified to do business, and had all requisite licenses, permits and approvals, in the states in which the properties associated with the Mortgage Loans are located, as well as the states in which the associated mortgage notes or mortgages will be executed.

              (4)   Good Title.    Except for the interest of the applicable Originator in the case of wholesale originations, AHB is the sole owner and holder of all right, title and interest in and to each Loan Held for Sale, Portfolio Loan and each Pipeline Loan. On the Effective Date, the Loans Held for Sale, the Portfolio Loans and the Pipeline Loans will be valid and enforceable in accordance with their terms and will effectively vest in Parent or Parent Bank, as the case may be, good and marketable title to the Loans Held for Sale, the Portfolio Loans and the Pipeline Loans free and clear of any and all Liens. AHB has not previously assigned, transferred or encumbered any of the Loans Held for Sale, the Portfolio Loans or the Pipeline Loans.

              (5)   Origination and Servicing Practices.    The origination and servicing practices used by AHB, the AHB Group or any Originator with respect to each Mortgage Loan have been in all material respects legal, proper, prudent and customary in the mortgage lending business and in accordance with Applicable Requirements. Except for customary industry standards for indemnification and repurchase remedies in connection with agreements for the sale or servicing of mortgage loans, none of AHB, or any Affiliate of AHB, is now or has been subject to any material fine, suspension, settlement or other agreement or administrative agreement or sanction by, or an obligation to indemnify, an Agency, an Insurer or an Investor, relating to the origination, sale or servicing of mortgage loans.

              (6)   Loan-to-Value Ratio; Appraisals.    AHB relies on third-party appraiser to provide opinions and value upon which AHB determine the loan-to-value ratio of Loans Held for Sale and Committed Pipeline Loans. To AHB's Knowledge, at the time of origination, the loan-to-value ratio of each Loan Held for Sale and each committed Pipeline Loan did not exceed the maximum amount permitted by the applicable Investor or Insurer for such Loan Held for Sale or Pipeline Loan. The appraisal prepared in connection with property associated with each Loan Held for Sale and each Pipeline Loan was prepared by a qualified appraiser with, to the Knowledge of AHB, no direct or indirect interest in the property, and both the appraisal and appraiser satisfied all Applicable Requirements.

              (7)   Fraud.    To AHB's Knowledge, there has been no fraudulent action on the part of any Originator or parties acting on behalf of the Originator in connection with the Origination of any Mortgage Loan or Pipeline Loan or the application of insurance proceeds with respect to a Mortgage Loan or the Mortgaged Property for which AHB, or any Affiliate of AHB, is responsible to the applicable Investor or Insurer or otherwise bears the risk of loss.

              (8)   High Cost Loans.    No Mortgage Loan is a "High Cost Loan" or "Covered Loan", as applicable, under either the Home Ownership Equity Protection Act or a similar state or local anti-predatory lending law, statute, regulation or ordinance, including, without limitation, as such terms are defined in the then current Standard & Poor's LEVELS® a Glossary of Terms which is now Version 5.7 Revised, Appendix E.

          (iii)    Mortgage Banking Qualification.    AHB (a) to the extent required for the conduct of the Mortgage Business, is approved (i) by HUD as an approved non-supervised mortgagee for FHA Loans, (ii) by VA as an approved lender for VA Loans, and (iii) by FNMA and FHLMC as an approved seller/servicer of first lien residential mortgages; (b) has all other material certifications, authorization, licenses, permits and other approvals, including without limitation those required by State Agencies, that are necessary to conduct the Mortgage Business (or, where legally permissible, any waiver of or exemption from any of the foregoing by such Agency or State Agency); and (c) is in good standing under all applicable federal, state and local laws and regulations thereunder as a lender. AHB has not received any notice or information from any Governmental Authorities that it intends to terminate or restrict AHB's or any AHB employee's status as an approved participant in its Mortgage Business for which AHB is registered, approved or authorized.

          (iv)    Repurchase/Indemnification.    Schedule 5.3( g)(iv) of the AHB Disclosure Schedule contains a true and correct list of each written audit, investigation report or complaint in respect of AHB by any Agency, Investor or Insurer received by AHB since December 31, 2005 which asserted a material failure to comply with Applicable Requirements affecting the Mortgage Business or resulted in (a) a Repurchase by AHB of mortgage loans and/or REO's acquired as a result of a default under a mortgage loan from such Agency, Investor or Insurer, (b) Indemnification by AHB in connection with mortgage loans, or (c) rescission of an insurance or guaranty contract or agreement applicable to mortgage loans. For purposes of this Section 5.3(g)(iv), the term "Repurchase" means any Loan bought back from the Investor by AHB or any Affiliate of AHB due to an early payment default and/or an asserted material failure to comply with representations, warranties or covenants made by AHB and/or its Affiliates to the Investor under a seller/servicer agreement with the Investor. For purposes of this Section 5.3(g)(iv), Indemnification means payment of a claim for payment of costs, claims and expenses required under a written agreement between AHB and an Investor for the sale of Mortgage Loans that provides for indemnification by AHB of the Investor for costs, claims and expenses arising out of a material failure by AHB to comply with the representations, warranties and covenants in such written agreement with the Investor.

          (v)    Servicing.    Each Servicing Agreement is valid and binding on AHB, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditors' rights, and is in full force and effect without notice by the applicable Investor of termination thereof. AHB and, to AHB's Knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each Servicing Agreement. No event or condition exists that constitutes, or after notice or lapse of time or both, will constitute, a breach, violation, or default on the part of AHB, or, to AHB's Knowledge, any other party thereto under any such Servicing Agreement. There are no disputes pending or, to AHB's Knowledge, threatened with respect to any Servicing Agreement. The Servicing of the Mortgage Loans complies in all respects with all Applicable Requirements.

        All Custodial Accounts required to be maintained by AHB have been established and continuously maintained in accordance with Applicable Requirements. All Mortgage Loan Documents required to be obtained and maintained by AHB have been obtained and continuously maintained in accordance with Applicable Requirements.

          (vi)    Joint Ventures.

            (A)  Schedule 5.3(g)(vi)(A) of the AHB Disclosure Schedule contains a true and correct list of each joint venture in which AHB or any Affiliate of AHB currently holds, or has held an interest, together with a brief description of the joint venture's activities, the place of organization, the type and amount of interest held by AHB or any Affiliate of AHB, the respective capital account balances as of August 31, 2008 for each owner thereof, and whether the joint venture is in good standing and actively operating or whether it has been dissolved (collectively, the "Joint Ventures").

            (B)  Compliance with Law; Litigation.    Except as set forth on Schedule 5.3(g)(vi)(B) of the AHB Disclosure Schedule, the activities and operations of each of the Joint Ventures have been conducted in compliance with all applicable federal, state and local laws and regulations. Except as set forth on Schedule 5.3(g)(vi)(B) of the AHB Disclosure Schedule, none of the Joint Ventures is party to any litigation, and, to AHB's Knowledge, no litigation involving any of the Joint Ventures has been threatened. No dispute, disagreement or controversy exists among any of the interest holders in any of the Joint Ventures regarding operations, profit/loss distributions and/or capital accounts. AHB has delivered true and correct copies of the organizational documents of each of the Joint Ventures and all material agreements relating thereto to Parent, and no default exists with respect to such documents and agreements or would exist but for the passage of time.

          (h)    Financial Reports; Undisclosed Liabilities.

              (i)  AHB's balance sheets for the fiscal years ended December 31, 2006 and December 31, 2007, statements of income, statements of shareholders' equity and cash flows, for fiscal years ended December 31, 2005, December 31, 2006, and December 31, 2007 audited by Beard Miller Company, LLP, and all other reports, proxy statements, information statements or call reports filed or to be filed by it subsequent to December 31, 2007 with the OCC (collectively, "AHB Financial Reports"), as of the date filed or to be filed and as amended prior to the date hereof, (A) complied or will comply in all material respects as to form with the applicable regulations of the OCC and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the statements of financial condition contained in any such AHB Financial Reports, including the related notes and schedules thereto, fairly presents, or will fairly present, the financial position of the AHB Group as of its date, and each of the balance sheets, statements of income, shareholders' equity and cash flows or equivalent statements in AHB Financial Reports, including any related notes and schedules thereto, fairly presents, or will fairly present, the balance sheets, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the AHB Group for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

             (ii)  Since December 31, 2007, AHB has not incurred any liability other than in the ordinary course of business consistent with past practice, excluding the incurrence of expenses related to this Agreement and the Transaction.

            (iii)  Since December 31, 2007, (A) AHB and each of its Affiliates has conducted its respective businesses in the ordinary and usual course consistent with past practice, excluding the incurrence of expenses related to this Agreement and the Transaction; and (B) except as set forth in AHB Financial Reports, since December 31, 2007, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events described in any paragraph of this Section 5.3 or otherwise, is reasonably likely to have a Material Adverse Effect with respect to AHB.

            (iv)  Except as set forth on Schedule 5.3(g)(iv) or Schedule 5.3(h)(iv) of the AHB Disclosure Schedule, no agreement pursuant to which any loans or other assets have been or shall be sold by the AHB Group entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by AHB or an Affiliate to cause AHB or an Affiliate to repurchase such loan or other asset or the buyer to pursue any other form of recourse against AHB or any Affiliate. There has been no material breach of a representation or covenant by AHB or an Affiliate in any such agreement. Except as disclosed in AHB

    Financial Reports since December 31, 2007, no cash, stock or other dividend or any other distribution with respect to the capital stock of AHB has been declared, set aside or paid. Except as disclosed in AHB Financial Reports, no shares of AHB Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by AHB since December 31, 2007, and no agreements have been made to do the foregoing.

             (v)  The AHB Group maintains disclosure controls and procedures required by the OCC; such controls and procedures are effective to ensure that all material information concerning the AHB Group is made known on a timely basis to the individuals responsible for the preparation of AHB Financial Reports and other public disclosure documents. The President and the Chief Financial Officer of AHB have signed, and AHB has furnished to the OCC, any certifications required by the OCC; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither AHB nor any of its officers has received notice from any Governmental Authorities questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

            (vi)  Except as reflected, noted or adequately reserved against in AHB Financial Reports and call reports for the year ended December 31, 2007 and for the six months ended June 30, 2008, as filed with the OCC, at December 31, 2007 and for the six months ended June 30, 2008, the AHB Group had no liabilities, whether accrued, absolute, contingent or otherwise, that are required to be reflected, noted or reserved against therein under GAAP or that are in any case or in the aggregate material.

          (i)    Litigation.    Except as set forth in Schedule 5.3(i) of the AHB Disclosure Schedule, no litigation, claim or other proceeding before any court or governmental agency is pending against AHB or any Affiliate of AHB, and to AHB's Knowledge no such litigation, claim or other proceeding has been threatened, and there are no facts that could reasonably give rise to such litigation, claim or other proceeding. No member of the AHB Group is a party to any order, judgment or decree that has or could reasonably be expected to have a Material Adverse Effect with respect to AHB.

          (j)    General Regulatory Matters.

              (i)  Neither AHB, any Affiliate, nor any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Bank Regulatory Authority or any federal or state governmental agency or authority charged with the supervision or regulation of issuers of securities or the supervision or regulation of it (collectively, the "AHB Regulatory Authorities"). AHB has paid all assessments made or imposed by any AHB Regulatory Authority.

             (ii)  No member of the AHB Group has been advised by, nor has any Knowledge of facts that could give rise to an advisory notice by, any AHB Regulatory Authority that such AHB Regulatory Authority is contemplating issuing or requesting, or is considering the appropriateness of issuing or requesting, any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

            (iii)  AHB has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2002 with (A) the Federal Reserve Board, (B) the OCC, (C) and any other AHB Regulatory Authority, and all other reports and statements required to be filed by them since January 1, 2002, and have paid all fees and assessments due and payable in connection therewith. Except as set forth in Schedule 5.3(j)(iii) of the AHB Disclosure Schedule and

    except for normal examinations conducted by Bank Regulatory Authorities, (A) no Bank Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of AHB, investigation into the business or operations of AHB since January 1, 2002, and (B) there is no unresolved violation, criticism or exception by any AHB Regulatory Authority with respect to the business, operations, policies or procedures of AHB since January 1, 2002.

          (k)    Compliance With Laws.    AHB and all Affiliates in the AHB Group:

              (i)  are in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Sections 23A and 23B of the Federal Reserve Act and FDIC, and OCC regulations pursuant thereto, the Equal Credit Opportunity Act of 1975, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

             (ii)  have all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to AHB's Knowledge, no suspension or cancellation of any of them is threatened;

            (iii)  have not received, since December 31, 2005, any notification or communication from any Governmental Authority (A) threatening to revoke any license, franchise, permit or governmental authorization, nor, to AHB's Knowledge, do any grounds exist therefor, or (B) other than matters contained in AHB's regular Reports of Examination from the OCC, asserting that AHB or any Affiliate of AHB is not in compliance with any of the statutes, regulations or ordinances; and

            (iv)  are not a party to any contract which restricts it from relocating, closing or terminating any of its operations or facilities or any portion thereof. AHB has not, since January 1, 2008 effectuated (A) a "plant closing" (as defined in the WARN Act) or (B) a "mass lay-off" (as defined in the WARN Act), in either case affecting any site of employment or facility of AHB, except in accordance with the WARN Act. Set forth in Schedule 5.3(k)(iv) of AHB Disclosure Schedule is a true and complete list of each employee terminated by AHB, including the date of termination, for each employee terminated by AHB after December 31, 2007.

          (l)    Material Contracts; Defaults.

              (i)  Except as set forth in Schedule 5.3(l)(i) of AHB Disclosure Schedule, AHB or any Affiliate of AHB is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding, whether written or oral: (A) with respect to the employment of any of its directors, officers or employees; (B) that would entitle any present or former director, officer, employee or agent to indemnification from AHB; (C) that is a material contract as defined in Item 601(b)(10) of Regulation S-K of the SEC; (D) that is a consulting agreement not terminable on 60 days or less notice and involving the payment of more than One Hundred Thousand Dollars ($100,000.00) per annum; (E) that is a data processing, software programming, licensing or similar contract; or (F) that materially restricts the conduct of any business by AHB or any Affiliate of AHB (collectively, "Material Contracts"). AHB has identified in Schedule 5.3(l)(i) of AHB Disclosure Schedule and made available to Parent true, correct and complete copies of each such Material Contract.

             (ii)  Neither AHB nor any Affiliate of AHB is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except (A) as provided in this Agreement, or (B) for limited powers of attorney granted in connection with recordation of assignments and other documents required for loan securitization, no power of attorney or similar authorization given directly or indirectly by AHB or any Affiliate is currently outstanding.

          (m)    No Brokers.    Except as set forth in Schedule 5.3(m) of AHB Disclosure Schedule, no action has been taken by AHB or any Affiliate that would give rise to any valid claim against any party hereto for a brokerage commission, a finder's fee or other like payment with respect to the Transaction.

          (n)    Employee Benefit Plans.

              (i)  All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of AHB or any Affiliate and current or former directors of AHB and any Affiliate including, but not limited to, "employee benefit plans" within the meaning of Sections 3(1), 3(2), 3(3) and 3(37) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the "Benefit Plans"), have been set forth in Schedule 5.3(n) of the AHB Disclosure Schedule. There has been no announcement or commitment by AHB or any Affiliate to create an additional Benefit Plan or to amend any Benefit Plan, except for amendments required by applicable law to maintain its qualified status or otherwise. True and complete copies of the following have been provided or made available to Parent: (A) all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto; (B) the three most recent annual reports (Form 5500), together with all schedules, as required, filed with the IRS or DOL, as applicable, and any financial statements and opinions required by Section 103(b)(3) of ERISA with respect to each Benefit Plan; (C) for each Benefit Plan that is a "top-hat" plan, a copy of filings with the DOL; (D) the most recent determination letter issued by the IRS for each Benefit Plan that is intended to be "qualified" under Section 401(a) of the Code; (E) the most recent summary plan description and any summary of material modifications, as required, for each Benefit Plan; (F) the most recent actuarial report, if any, relating to each Benefit Plan; (G) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan; (H) the most recent summary annual report for each Benefit Plan required to provide summary annual reports by Section 104 of ERISA; and (i) most recent nondiscrimination tests performed under ERISA and the Code.

             (ii)  Each Benefit Plan has been administered to date in all material respects in accordance with the applicable provisions of ERISA, the Code, and all other applicable laws and regulations and with the terms and provisions of all documents, contracts or agreements pursuant to which such Benefit Plan is maintained. Each Benefit Plan that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS or is the adoption of a prototype plan for which the prototype sponsor has a favorable determination letter from the IRS, and AHB is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. No member of the AHB Group has received any correspondence or written or verbal notice from the IRS, DOL, any other governmental agency, any participant in or beneficiary of, a Benefit

    Plan or any agent representing any of the foregoing that brings into question the qualification of any such Benefit Plan. There is no material pending or, to AHB's Knowledge, threatened litigation relating to the Benefit Plans. No member of the AHB Group has engaged in a transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof or as of the Closing Date, as the case may be, could subject AHB or any Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA. There are no matters pending before the IRS, DOL or other Governmental Authority with respect to any Benefit Plans, nor does AHB have Knowledge that any is threatened.

            (iii)  No liability under Title IV of ERISA has been, or to AHB's Knowledge is presently expected, to be incurred by any member of the AHB Group with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or the single-employer plan of any entity that is considered one employer with AHB under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). No member of the AHB Group has contributed to any "multiemployer plan" as defined in Section 3(37) of ERISA.

            (iv)  All contributions required to be made under the terms of any Benefit Plan have been timely made and all anticipated contributions and binding obligations are accrued monthly on AHB's consolidated financial statements to the extent required and in accordance with GAAP. AHB has expensed and accrued as a liability the present value of future benefits in accordance with applicable laws and GAAP. Neither any Pension Plan nor any single-employer plan of the AHB Group or an ERISA Affiliate has an "accumulated funding deficiency", whether or not waived, within the meaning of Section 412 of the Code or Section 302 of ERISA and neither AHB, any Affiliate or an ERISA Affiliate has an outstanding funding waiver. The fair market value of the assets of each Benefit Plan exceeds the present value of the "benefit liabilities" as defined in Section 4001(a)(16) of ERISA under such Benefit Plan as of the end of the most recent plan year with respect to the respective Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Benefit Plans as of the date hereof; there is not currently pending with the Pension Benefit Guaranty Corporation any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby). Except as set forth in Schedule 5.3(n) of AHB Disclosure Schedule, no member of the AHB Group has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

             (v)  Except as set forth in Schedule 5.3(n) of AHB Disclosure Schedule, no member of the AHB Group has any obligations for retiree health, life, disability or other benefits under any Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. To AHB's Knowledge, no event or condition exists with respect to a Benefit Plan that could subject any member of the AHB Group to tax under Section 4980B of the Code. To AHB's Knowledge, there has been no communication to employees by any member of the AHB Group that would reasonably be expected to promise or guarantee such employees retiree health, life, or disability insurance or other retiree benefits.

            (vi)  Except as set forth in Schedule 5.3(n) of AHB Disclosure Schedule, none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the Transaction will (A) entitle any employee, consultant or director of the AHB Group to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans or (D) result in any payment that would be a "excess parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

           (vii)  All required reports and descriptions, including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1 and summary plan descriptions, have been filed or distributed appropriately with respect to each Benefit Plan. All required tax filings with respect to each Benefit Plan have been made, and any taxes due in connection with such filings have been paid.

          (viii)  Neither AHB nor any of its Affiliates maintains any Benefit Plan covering employees who are not United States residents.

          (o)    Labor Matters.    Neither AHB nor any of its Affiliates is a party to nor is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any member of the AHB Group the subject of a proceeding asserting that it has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel AHB or such Affiliate to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to AHB's Knowledge, threatened, nor is AHB aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

          (p)    Environmental Matters.

              (i)  The AHB Group does not own or operate any real properties other than properties acquired through foreclosure. Except as set forth in Schedule 5.3(p)(i) of AHB Disclosure Schedule, (A) to AHB's Knowledge, AHB and each Affiliate is in material compliance with applicable environmental laws; (B) no commercial real estate property, including buildings or other structures, in which any member of the AHB Group has held a security interest, Lien or a fiduciary or management role (an "AHB Commercial Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance except in material compliance with Environmental Laws; (C) to AHB's Knowledge, no residential real estate property, including buildings or other structures, in which any member of the AHB Group has held a security interest, Lien or a fiduciary or management role (an "AHB Residential Loan Property") has been contaminated with, or has had any release of, any Hazardous Substance except in material compliance with Environmental Laws; (D) to AHB's Knowledge, no member of the AHB Group could be deemed the owner or operator of, or have actively participated in the management regarding Hazardous Substances of, any AHB Commercial Loan Property or AHB Residential Loan Property that has been contaminated with, or has had any material and unlawful release to the environment of, any regulated quantity of any Hazardous Substance; (E) to AHB's Knowledge, no member of the AHB Group has any material liability for any Hazardous Substance disposal or contamination on any third party property; (F) no member of the AHB Group has received any notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law; (G) no member of the AHB Group is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; and (H) to AHB's Knowledge, there are no circumstances or conditions (including the presence of unencapsulated friable asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving any member of the AHB Group, any currently or formerly owned or operated property, or any AHB Commercial Loan Property or AHB Residential Loan Property, that could reasonably be expected to result in any material claims, liability or investigations against any member of the AHB Group, result in any material restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law or materially and adversely affect the value of any AHB Commercial Loan Property or AHB Residential Loan Property.

             (ii)  AHB has set forth in Schedule 5.3(p)(ii) of AHB Disclosure Schedule and made available to Parent copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or reasonably available to it relating to any member of the AHB Group, and any currently owned or operated property of the AHB Group which were prepared in the last five years. AHB has made available to Parent copies of all environmental reports or studies, sampling data, correspondence and filings in the possession or reasonably available to it relating to any currently outstanding Loan to a member of the AHB Group and which were prepared for such member of the AHB Group in the last five years.

            (iii)  As used herein, (A) the term "Environmental Laws" means any federal, state or local law, regulation, order, decree or permit relating to: (1) the protection or restoration of the environment, human health, safety or natural resources in regard to any Hazardous Substance; (2) the handling, use, presence, disposal, release or threatened release to the environment of any Hazardous Substance; (3) material effects of any Hazardous Substance on any legally delineated wetlands, indoor air spaces; or (4) any material physical damage injury or any injury or threat of injury to persons or property in connection with any Hazardous Substance; and (B) the term "Hazardous Substance" means any regulated quantity of any substance other than at concentrations and in locations that are naturally occurring that are: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (3) any other substance that is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

          (q)    Tax Matters.

              (i)  (A) All Tax Returns that are required to be filed on or before the Effective Date (taking into account any extensions of time within which to file that have not expired) by AHB have been or will be timely filed on or before the Effective Date; (B) all such Tax Returns are or will be true and complete in all material respects; (C) all Taxes due of AHB, whether or not shown on the Tax Returns referred to in clause (A) have been or will be timely paid in full other than Taxes which are being contested in good faith or for which adequate reserves have been made in the AHB Financial Reports; (D) the Tax Returns referred to in clause (A) have not been examined by the IRS or the appropriate Governmental Authority and AHB has not extended the statute of limitations for any such Tax Returns; (E) all deficiencies asserted or assessments made as a result of examinations conducted by any Governmental Authority have been paid in full; (F) no issues that have been raised by the relevant Governmental Authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending; and (G) no member of AHB has extended any statutes of limitation with respect to any Taxes of AHB.

             (ii)  AHB has made available to Parent true and correct copies of the United States federal income Tax Returns filed by AHB for each of the three most recent fiscal years for which such Tax Returns have been filed.

            (iii)  No member of the AHB Group has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by AHB Financial Reports filed prior to the date hereof in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the financial statements included in AHB Financial Reports filed on or prior to the date hereof.

            (iv)  No member of the AHB Group is a party to any Tax allocation or sharing agreement is or has been a member of an affiliated group filing consolidated or combined Tax Returns other than a group the common parent of which is or was AHB or otherwise has any liability for the Taxes of any Person.

             (v)  No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to AHB.

            (vi)  No member of the AHB Group maintains any compensation plans, programs or arrangements the payments under which would not be deductible as a result of the limitations under Section 162(m) or Section 280G of the Code and the regulations issued thereunder, nor would result in the imposition of an excise tax under Section 409A or 4999 of the Code.

           (vii)  As of the date hereof, no member of the AHB Group has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (viii)  (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the Transaction and (B) all Taxes that any member of the AHB Group is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

            (ix)  There are no Liens for Taxes on any of the assets of any member of the AHB Group, except for Liens for Taxes not yet due and payable.

             (x)  No member of the AHB Group (A) has agreed, or is required, to make any adjustment under Section 481(a) of the Code or any comparable provision of state, local or foreign law or has any Knowledge that a Governmental Authority has proposed any such adjustment or change in accounting method with respect to any member of the AHB Group or (B) has any application pending with any Governmental Authority requesting permission for any change in accounting method.

            (xi)  No claim has ever been made by a Governmental Authority in a jurisdiction where the AHB Group does not file Tax Returns that AHB or any Affiliate is or may be subject to taxation by that jurisdiction.

           (xii)  No member of the AHB Group has been the "distributing corporation" within the meaning of Section 355(c)(2) of the Code or has been the subject of a distribution with respect to a transaction described in Section 355 of the Code within the five-year period ending as of the date of this Agreement.

          (xiii)  No member of the AHB Group has participated in any "reportable transaction" or "listed transaction" that is required to be reported pursuant to Section 1.6011-4 of the Treasury Regulations.

          (xiv)  To AHB's Knowledge, no audit of any Tax Return of any member of the AHB Group is threatened.

           (xv)  No member of the AHB Group is a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than any agreement among members of an affiliated group that includes AHB as the common parent.

          (xvi)  No member of the AHB Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

              (A)  "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

              (B)  intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income tax law);

              (C)  installment sale or open transaction disposition made on or prior to the Closing Date; or

              (D)  prepaid amount received on or prior to the Closing Date.

         (xvii)  Schedule 5.3(q)(xvii) of the AHB Disclosure Schedule lists all federal, state, local and foreign income and franchise Tax Returns filed with respect to any member of the AHB Group for the three-year period ending on (and including) the Closing Date and lists all Tax Returns that currently are the subject of audit by any Governmental Authority or for which a deficiency has been asserted or assessed.

        (xviii)  Except as set forth on Schedule 5.3(q)(xviii) of the AHB Disclosure Schedule, no member of the AHB Group is a party in any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

          (xix)  No member of the AHB Group has any liability for the Taxes of any Person other than AHB (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, (C) by contract or (iv) otherwise.

           (xx)  AHB and each of its Affiliates is in compliance in all material respects with all state and federal laws, rules and regulations related to the escheat, or other similar laws, rules and regulations, of monies and other properties held by any of them.

          (r)    Risk Management Instruments.    Except as set forth on Schedule 5.3(r) of the AHB Disclosure Schedule, no member of the AHB Group is a party or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included in AHB's consolidated statement of financial condition and is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") nor does any member of the AHB Group own securities that (i) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

          (s)    Loans; Nonperforming and Classified Assets.

              (i)  Except as set forth in Schedule 5.3(s)(i) of the AHB Disclosure Schedule, each Loan on the books and records of the AHB Group was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor's rights or by general equity principles.

             (ii)  Set forth in Schedule 5.3(s)(ii) of the AHB Disclosure Schedule are, as of the latest practicable date prior to the date of this Agreement: (A) any written or, to AHB's Knowledge, oral Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to AHB's Knowledge, in default of any other material provision thereof; (B) each Loan that has been classified as "substandard," "doubtful," "loss" or "special mention" or words of similar import by any member of the AHB Group, or an applicable Bank Regulatory Authority; (C) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (D) each Loan with any director, executive officer or five percent or greater shareholder of AHB, any Person controlling, controlled by or under common control with any of the foregoing.

          (t)    Properties.    All real and personal property owned or presently used by any member of the AHB Group in its respective business is in an adequate condition, ordinary wear and tear excepted, and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. Each member of the AHB Group has good and marketable fee simple title free and clear of all Liens to all of the material properties and assets, real and personal, other than properties sold by such member of the AHB Group in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business and (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent. Except as set forth in Schedule 5.3(t) of the AHB Disclosure Schedule, all real and personal property that is material to the business of any member of the AHB Group on a consolidated basis and leased or licensed by such member of the AHB Group is held pursuant to leases or licenses that are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to ninety (90) days after the Effective Time.

          (u)    Intellectual Property.    Schedule 5.3(u) to the AHB Disclosure Schedule sets forth a description of all Intellectual Property rights of the AHB Group. Except as set forth on Schedule 5.3(i) of the AHB Disclosure Schedule, AHB or an Affiliate owns or possesses valid and binding licenses and other rights to use without payment of any material amount all patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, and no member of the AHB Group has received any notice of conflict with respect thereto that asserts the right of others. AHB and Affiliates in the AHB Group have performed in all material respects all the obligations required to be performed by them and are not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing. AHB's, and the Affiliates in the AHB Group's, websites are in substantial compliance with all Applicable Requirements and AHB and the Affiliates in the AHB Group have operated their web sites in substantial conformance with their respective privacy policies.

          (v)    Fiduciary Accounts.    AHB does not engage in any trust business, nor does AHB administer or maintain accounts for which AHB acts as fiduciary (other than individual retirement accounts, Keogh accounts, mortgage investor principal and interest and taxes and deposit escrow accounts), including, but not limited to, accounts for which AHB serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

          (w)    Books and Records.    The books and records of AHB and its Affiliates have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of the AHB Group.

          (x)    Insurance.    AHB has set forth in Schedule 5.3(x) of the AHB Disclosure Schedule a description of all of the material insurance policies, binders or bonds currently maintained by the AHB Group ("Insurance Policies"). The AHB Group is insured with reputable insurers against such risks and in such amounts as the management of AHB reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; no member of the AHB Group is in material default thereunder and all claims thereunder have been filed in due and timely fashion.

          (y)    Allowance For Loan Losses.    AHB's allowance for loan losses has been and will be established in compliance with the requirements of all AHB Regulatory Authorities and the allowance for loan losses shown in the AHB Financial Reports has been and will be established in accordance with the standards established by applicable Governmental Authorities and GAAP.

          (z)    Investment Securities.    None of the investments reflected in the AHB Financial Reports under the headings "Securities Available for Sale" and "Securities Held to Maturity" and none of the investments made since December 31, 2007, are subject to any restrictions, whether contractual or statutory, that materially impairs the ability of AHB to freely dispose of the investments at any time, and all of the investments comply with applicable laws, rules an regulations.

          (aa)    Required Vote.    Other than the Required Vote, no vote of the shareholders of AHB is required by law, the AHB Articles, the AHB Bylaws or otherwise to approve this Agreement and the Merger.

          (bb)    Fairness Opinion.    The AHB Board has received a written opinion of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") to the effect that as of the date hereof the Merger Consideration is fair to the holders of AHB Common Stock from a financial point of view.

          (cc)    Absence of Certain Changes or Events.    Except as otherwise disclosed, since December 31, 2007, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on AHB. AHB has carried on its respective business in all material respects in the ordinary course.

          (dd)    State Takeover Laws.    The AHB Board has approved this Agreement and the Transaction contemplated hereby as required to render inapplicable to such Agreement and the Transaction any statutory anti-takeover provisions applicable to AHB.

          (ee)    Disclosure.    The representations and warranties contained in this Section 5.3 do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements and information contained in this Section 5.3, in light of the circumstances in which they are made, not misleading.

        5.4    Representations and Warranties of Parent.    Subject to Sections 5.1 and 5.2, Parent hereby represents and warrants to AHB as follows:

        (a)    Organization, Standing and Authority.    Parent is duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Parent is duly qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Parent. Parent has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

        (b)    Parent Stock.

              (i)  As of the date hereof, the authorized common stock of Parent consists solely of 25,000,000 shares of Parent Common Stock, of which 5,279,815 shares were issued and outstanding as of June 30, 2008, with 92,567 held in treasury by Parent. The outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the shares of Parent Common Stock have been issued in violation of the preemptive rights of any Person. As of the date hereof, except as set forth in Schedule 5.4(b) of the Parent Disclosure Schedule, there are no Rights authorized, issued or outstanding with respect to the capital stock of Parent.

             (ii)  The shares of Parent Common Stock to be issued in exchange for shares of AHB Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

          (c)    Subsidiaries.

              (i)  Each of Parent's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Parent. Parent Bank is duly licensed by the OCC and its deposits are insured by the Bank Insurance Fund of the FDIC in the manner and to the maximum extent provided by law.

             (ii)  As of the date hereof, (A) except as set forth in Schedule 5.4(c) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries; (B) no equity securities of any of Parent's Subsidiaries are or may become required to be issued other than to Parent by reason of any Right or otherwise; (C) there are no contracts, commitments, understandings or arrangements by which Parent's Subsidiaries are or may be bound to sell or otherwise transfer any of its equity securities other than to Parent or any of its wholly-owned Subsidiaries; and (D) there are no contracts, commitments, understandings or arrangements relating to Parent's right to vote or to dispose of such securities.

        (d)    Corporate Power.    Each of Parent and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Parent and Parent Bank have the respective corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the Transaction, subject to the receipt of all necessary approvals of Governmental Authorities, and no other corporate proceedings are necessary on the part of Parent or Parent Bank to approve this Agreement or for the consummation of the Transaction.

        (e)    Corporate Authority.    This Agreement and the Transaction have been authorized by all necessary corporate action of Parent, the Parent Board, Parent Bank and Parent Bank Board. This Agreement has been duly executed and delivered by Parent and Parent Bank and, assuming due authorization, execution and delivery by AHB, this Agreement is a valid and legally binding agreement of Parent enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles.

        (f)    Regulatory Approvals; No Defaults.

              (i)  No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent or any of its Subsidiaries in connection with the execution, delivery or performance by Parent, and Parent Bank to consummate the Transaction, except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board and the OCC; (B) filings with the SEC and state securities authorities, as applicable, in connection with the registration of Parent Common Stock issuable in the Merger; and (C) the filing of documents with the OCC pursuant to the National Bank Act with respect to the Merger. As of the date hereof, Parent is not aware of any reason why the approvals set forth above and referred to in Section 7.1(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.1(b).

             (ii)  Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Parent and Parent Bank and the consummation of the Transaction do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Parent or of any of its Subsidiaries or to which Parent or any of its Subsidiaries or properties is subject or bound; (B) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws or similar governing documents of Parent or any of its Subsidiaries; or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

        (g)    Financial Reports and Securities Documents; Material Adverse Effect.

              (i)  Parent's Annual Report on Form 10-K for the years ended December 31, 2007, 2006 and 2005 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2007 under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, Parent's "Securities Documents") with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Each of the consolidated statements of financial condition contained in or incorporated by reference into any such Securities Document, including the related notes and schedules thereto, fairly presents, or will fairly present, the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, shareholders' equity and comprehensive income and cash flows or equivalent statements in such Securities Documents, including any related notes and schedules thereto, fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders' equity and cash flows, as the case may be, of Parent and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

             (ii)  Except as set forth in Schedule 5.4(g) of the Parent Disclosure Schedule, since December 31, 2007, neither Parent nor any of its Subsidiaries has incurred any liability other than in the ordinary course of business consistent with past practice, excluding the incurrence of expenses related to this Agreement and the Transaction.

            (iii)  Since December 31, 2007, (A) Parent and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice, excluding the negotiation of, and the incurrence of expenses related to, this Agreement and the Transaction; and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events described in any paragraph of this Section 5.4 or otherwise, is reasonably likely to have a Material Adverse Effect with respect to Parent.

            (iv)  Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Parent's Securities Documents and other public disclosure documents. The Chief Executive Officer, President and the Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or 18 U.S.C. § 1350; and neither Parent nor any of its officers has received notice from any Governmental Authorities questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

             (v)  Except as reflected, noted or adequately reserved against in the consolidated financial statements of Parent included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2008 as filed with the SEC, at June 30, 2008 neither Parent nor any Subsidiary of the Parent had any liabilities, whether accrued, absolute, contingent or otherwise, that are required to be reflected, noted or reserved against therein under GAAP or that are in any case or in the aggregate material.

        (h)    Litigation.    No litigation, claim or other proceeding before any court or governmental agency is pending against Parent or its Subsidiaries that could reasonably be expected to have a Material Adverse Effect with respect to Parent and, to Parent's Knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts that could reasonably give rise to such litigation, claim or other proceeding. Neither Parent nor any of its Subsidiaries is a party to any order, judgment or decree that has or could reasonably be expected to have a Material Adverse Effect with respect to Parent.

        (i)    Regulatory Matters.

              (i)  Neither Parent nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any order or decree, agreement, memorandum of understanding or similar arrangement with, or commitment letter or similar submission to, or extraordinary supervisory letter from, any Bank Regulatory Authority or any federal or state governmental agency or authority charged with the supervision or regulation of issuers of securities or the supervision or regulation of it (collectively, the "Parent Regulatory Authorities"). Parent and its Subsidiaries have paid all assessments made or imposed by any Parent Regulatory Authority.

             (ii)  Neither Parent nor any its Subsidiaries has been advised by, and does not have any Knowledge of facts that could give rise to an advisory notice by, any Parent Regulatory Authority that such Parent Regulatory Authority is contemplating issuing or requesting, or is considering the appropriateness of issuing or requesting, any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

            (iii)  Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with (A) the Federal Reserve Board, (B) the FDIC, (C) the OCC, (D) any Parent Regulatory Authority and (E) the SEC, and all other reports and statements required to be filed by them since December 31, 2007, and have paid all fees and assessments due and payable in connection therewith. Except as set forth in Schedule 5.4(i) of the Parent Disclosure Schedule, and except for normal examinations conducted by Bank Regulatory Authorities, (A) no Bank Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 2007; and (B) there is no unresolved violation, criticism or exception by any Bank Regulatory Authority with respect to the business, operations, policies or procedures of Parent or Parent Bank since December 31, 2007.

        (j)    Compliance With Laws.    Except for matters that could not reasonably be expected to have a Material Adverse Effect with respect to Parent, and as set forth in Schedule 5.4(j) of the Parent Disclosure Schedule, each of Parent and its Subsidiaries:

              (i)  is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including without limitation Sections 23A and 23B of the Federal Reserve Act and OCC regulations pursuant thereto, the Equal Credit Opportunity Act of 1975, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

             (ii)  has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Parent's Knowledge, no suspension or cancellation of any of them is threatened; and

            (iii)  has received, since December 31, 2007, no notification or communication from any Governmental Authority (A) asserting that Parent or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization nor, to Parent's Knowledge, do any grounds for any of the foregoing exist.

        (k)    No Brokers.    No action has been taken by Parent or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the Transaction, except a fee to be paid to The Kafafian Group, Inc.

        (l)    Employee Benefit Plans.

              (i)  All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Parent or Parent Bank and current or former directors of Parent or Parent Bank including, but not limited to, "employee benefit plans" within the meaning of Sections 3(1), 3(2), 3(3) and 3(37) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the "Parent Benefit Plans"), have been set forth in Schedule 5.4(l) of the Parent Disclosure Schedule. True and complete copies of the following have been provided or made available to AHB: (A) all Parent Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Parent Benefit Plans and all amendments thereto; (B) the three most recent annual reports (Form 5500), together with all schedules, as required, filed with the IRS or DOL, as applicable, and any financial statements and opinions required by Section 103(b)(3) of ERISA with respect to each Parent Benefit Plan; (C) the most recent determination letter issued by the IRS for each Parent Benefit Plan that is intended to be "qualified" under Section 401(a) of the Code; and (D) the most recent summary plan description and any summary of material modifications, as required, for each Parent Benefit Plan.

             (ii)  Each Parent Benefit Plan has been administered to date in all material respects in accordance with the applicable provisions of ERISA, the Code, and all other applicable laws and regulations and with the terms and provisions of all documents, contracts or agreements pursuant to which such Parent Benefit Plan is maintained. Each Parent Benefit Plan that is a Pension Plan and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS or is the adoption of a prototype plan for which the prototype sponsor has a favorable determination letter from the IRS, and Parent is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither Parent nor Parent Bank has received any correspondence or written or verbal notice from the IRS, DOL, any other governmental agency, any participant in or beneficiary of, a Parent Benefit Plan or any agent representing any of the foregoing that brings into question the qualification of any such Parent Benefit Plan. There is no material pending or, to Parent's Knowledge, threatened litigation relating to the Parent Benefit Plans. Neither Parent nor Parent Bank has engaged in a transaction with respect to any Parent Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, or as of the Closing Date, as the case may be, could subject Parent or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA. There are no matters pending before the IRS, DOL or other governmental agency with respect to any Parent Benefit Plans, nor does Parent have Knowledge that any is threatened.

            (iii)  All contributions required to be made under the terms of any Parent Benefit Plan have been timely made and all anticipated contributions and binding obligations are accrued monthly on Parent's consolidated financial statements to the extent required and in accordance with GAAP.

            (iv)  All required reports and descriptions, including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, and summary plan descriptions, have been filed or distributed appropriately with respect to each Parent Benefit Plan. All required tax filings with respect to each Parent Benefit Plan have been made, and any taxes due in connection with such filings have been paid.

             (v)  Neither Parent nor any of its Subsidiaries maintains any Benefit Plan covering employees who are not United States residents.

        (m)    Labor Matters.    Neither Parent nor Parent Bank is a party to nor is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Parent or Parent Bank the subject of a proceeding asserting that it has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel Parent or Parent Bank to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to Parent's Knowledge, threatened, nor is Parent aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

        (n)    Tax Matters.

              (i)  All Tax Returns that are required to be filed on or before the Effective Date (taking into account any extensions of time within which to file that have not expired) by Parent and each of its Subsidiaries have been or will be timely filed on or before the Effective Date; (B) all such Tax Returns are or will be true and complete in all material respects; (C) all Taxes due of Parent and each of its Subsidiaries, whether or not shown on the Tax Returns referred to in clause (A) have been or will be timely paid in full other than Taxes which are being contested in good faith or for which adequate reserves have been made in Parent's Securities Documents; (D) the Tax Returns referred to in clause (A) have not been examined by the IRS or the appropriate Governmental Authority and neither Parent nor any of its Subsidiaries has extended the statute of limitations for any such Tax Returns; (E) all deficiencies asserted or assessments made as a result of examinations conducted by any Governmental Authority have been paid in full; (F) no issues that have been raised by the relevant Governmental Authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending; and (G) neither Parent nor any of its Subsidiaries has extended any statutes of limitation with respect to any of their respective Taxes.

             (ii)  Neither Parent nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by Parent's Securities Documents filed prior to the date hereof in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the financial statements included in Parent's Securities Documents filed on or prior to the date hereof.

            (iii)  No federal, state, local and foreign income and franchise Tax Returns for the three year-period ending on (and including) the Closing Date are currently the subject of audit by any Governmental Authority nor has any deficiency beet asserted or assessed with respect to such Tax Returns, nor, to Parent's Knowledge is any audit of any Tax Return of Parent or any of its Subsidiaries threatened.

            (iv)  As of the date hereof, Parent does not have any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        (o)    Risk Management Instruments.    Neither Parent nor any of its Subsidiaries is a party or has agreed to enter into any Derivatives Contract that is not included on Parent's consolidated statement of financial condition included in Parent's Securities Documents nor does Parent or any of its Subsidiaries own securities that (i) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

        (p)    Ownership of AHB Common Stock.    Except as set forth on Schedule 5.4(p) of the Parent Disclosure Schedule, none of Parent or any of its Subsidiaries, or to Parent's Knowledge, any of its other affiliates or associates as such terms are defined under the Exchange Act, owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of AHB Common Stock other than shares held in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted.

        (q)    Disclosure.    The representations and warranties contained in this Section 5.4 do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements and information contained in this Section 5.4, in light of the circumstances in which they are made, not misleading.

        (r)    Absence of Certain Changes or Events.

              (i)  Except as publicly disclosed in Parent's Securities Documents filed prior to the date of this Agreement, since December 31, 2007, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

             (ii)  Except as publicly disclosed in Parent's Securities Documents filed prior to the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

        (s)    Financial Ability.    On the Effective Date, Parent will have all funds necessary to consummate the Merger and pay the aggregate Cash Amount pursuant to the provisions of Article III.

        (t)    No Shareholder Approval Necessary.    No vote of the shareholders of Parent is required by law, the Parent Articles, the Parent Bylaws or otherwise to approve this Agreement and the Merger.

        (u)    Regulatory Approvals.    Parent is not aware of any reason why any approval of any Governmental Authority required for consummation of the Merger and the Transaction will not be received in a timely manner.

ARTICLE VI

COVENANTS

        6.1    Commercially Reasonable Efforts.    Subject to the terms and conditions of this Agreement, each of AHB, Parent and their Subsidiaries agrees to use its commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transaction as promptly as practicable and otherwise to enable consummation of the Transaction on or before December 31, 2008, or if closing by such date becomes impossible due to delays in obtaining any Governmental Approvals, then as soon thereafter as practicable, including the satisfaction of the conditions set forth in Article VII, and shall cooperate fully with the other party hereto to that end.

        6.2    Shareholders Meeting.    AHB shall take, in accordance with applicable law and the AHB Articles and the AHB Bylaws, all action necessary to duly call, give notice of, convene and hold as soon as reasonably practicable after the date on which the Registration Statement becomes effective a special meeting of its shareholders (including any adjournment or postponement, the "AHB Meeting") to consider and vote upon the approval of this Agreement, and any other matters required to be approved by AHB's shareholders for consummation of the Transaction, unless this Agreement shall have been terminated in accordance with its terms. Subject to the right of AHB and the AHB Board to take any action permitted by Section 6.7(b) with respect to a Superior Proposal, AHB shall, through the AHB Board, recommend to its shareholders approval of this Agreement, and shall take all reasonable lawful action to solicit such approval by its shareholders (the "Approval Recommendation").

        6.3    Registration Statement.

        (a)   Parent agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger including the proxy statement and prospectus and other proxy solicitation materials of AHB constituting a part thereof (the "Proxy Statement") and all related documents. AHB shall prepare and furnish such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its Knowledge of and access to the information required for said documents, and AHB, and its legal, financial and accounting advisors, shall have the right to review in advance and consult with respect to such Registration Statement prior to its filing. AHB agrees to cooperate with Parent and Parent's counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Provided that AHB has cooperated as described above, Parent agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable. Each of AHB and Parent agrees to use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, AHB shall promptly mail the Proxy Statement to its shareholders.

        (b)   Each of AHB and Parent agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of AHB and Parent agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto shall, at the date of mailing to AHB's shareholders and at the time of the AHB Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of AHB and Parent further agree that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

        (c)   Parent agrees to advise AHB, promptly after Parent receives notice thereof, of (i) the time when the Registration Statement has become effective or any supplement or amendment has been filed, (ii) the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, (iii) the initiation or, to the extent Parent is aware thereof, threat of any proceeding for any such purpose, or (iv) any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

        6.4    Regulatory Filings.

        (a)   Each of Parent and AHB and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Transaction on or before December 31, 2008. In recognition of such efforts and cooperation, any initial filings with Governmental Authorities shall be made by Parent as soon as reasonably practicable after the execution hereof. Each of Parent and AHB shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, all written information submitted to any third party or any Governmental Authority in connection with the Transaction. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable and shall, in any event, provide its response to any proposed filing within five (5) calendar days after its receipt of the proposed filing from the other party. Each party hereto agrees that it shall consult with the other party with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transaction, and each party shall keep the other parties apprised of the status of material matters relating to completion of the Transaction.

        (b)   Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

        6.5    Press Releases.    AHB and Parent shall consult with each other before issuing any press release with respect to the Transaction or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the SEC, the Federal Reserve Board, or the OCC. AHB and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transaction as reasonably requested by the other party.

        6.6    Access; Information.

        (a)   AHB agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Parent and Parent's officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to AHB's books and records, including, without limitation, Tax Returns and work papers of independent auditors, properties and personnel of AHB and its Affiliates and to such other information relating to the AHB Group as Parent may reasonably request and, during such period, it shall furnish promptly to Parent all information concerning the business, properties and personnel of the AHB Group as Parent may reasonably request.

        (b)   Parent agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford AHB and AHB's officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to Parent's books and records, including without limitation, Tax Returns and work papers of independent auditors, properties and personnel of Parent and to such other information relating to Parent as AHB may reasonably request and, during such period, it shall furnish promptly to AHB all information concerning the business, properties and personnel of Parent and its Subsidiaries as AHB may reasonably request.

        (c)   All information furnished to either party by the other party pursuant to this Section 6.6 shall be subject to, and such receiving party shall hold all such information in confidence in accordance with the provisions of the Mutual Non-Disclosure Agreement, dated February 19, 2008 between Parent and AHB (the "Confidentiality Agreement").

        (d)   As soon as reasonably available but in no event more than five (5) business days after filing, (i) AHB will deliver to Parent each report, financial or otherwise, filed by it with any AHB Regulatory Authority and (ii) Parent will deliver to AHB each report, financial or otherwise, filed by it with any Parent Regulatory Authority.

        (e)   Within 20 calendar days after the end of each month, AHB will deliver to Parent the unaudited consolidated balance sheet and unaudited consolidated statement of operations of AHB for the immediately preceding month prepared in accordance with GAAP, consistently applied, except for the absence of footnotes and subject to year end audit adjustments or as otherwise noted therein.

        (f)    Within 20 calendar days after the end of each month, Parent will deliver to AHB the unaudited consolidated balance sheet and unaudited consolidated statement of operations of Parent for the immediately preceding month prepared in accordance with GAAP, consistently applied, except for the absence of footnotes and subject to year end audit adjustments or as otherwise noted therein.

        6.7    Certain Actions.

        (a)   From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 6.7, AHB will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates or representatives (collectively, "Representatives") to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal (as defined below) or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to AHB or afford access to the business, properties, assets, books or records of AHB to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.1(g), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

        (b)   Notwithstanding anything herein to the contrary, AHB and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the AHB Board shall not withdraw or modify in a manner adverse to Parent its Approval Recommendation except as set forth in subsection (iii) below; (ii) to engage in any discussions or negotiations with, and provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) AHB's Board of Directors concludes in good faith, after receipt of advice from outside counsel, that failure to do so would reasonably be expected to breach its fiduciary duties to AHB's shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, AHB's Board of Directors receives from such person an executed confidentiality agreement, which confidentiality terms shall be no less favorable to AHB than those contained in the Confidentiality Agreement, a copy of which executed confidentiality agreement shall have been provided to Parent for informational purposes and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, AHB notifies Parent in writing of the name of such person and the material terms and conditions of any such Superior Proposal; and (iii) to withdraw, modify, qualify in a manner adverse to Parent, condition or refuse to make its Approval Recommendation (the "Change in AHB Recommendation") if the AHB Board concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so would reasonably be expected to breach its fiduciary duties to AHB's shareholders under applicable law.

        (c)   AHB will promptly, and in any event within 24 hours, notify Parent in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

        (d)   AHB agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

        (e)   For purposes of this Agreement:

              (i)  The term "Acquisition Proposal" means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or net assets of AHB, (x) direct or indirect acquisition or purchase of AHB Common Stock after the date of this Agreement by a Person who on the date of this Agreement does not own 10% or more of AHB's Common Stock and such Person by reason of such purchase or acquisition first becomes the owner of 10% or more of AHB's Common Stock after the date of this Agreement or the direct or indirect acquisition or purchase of 5% or more of AHB's Common Stock after the date of this Agreement by a Person who on the date of this Agreement owns 10% or more of AHB's Common Stock, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of AHB or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving AHB other than the Transaction.

             (ii)  The term "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal made by a third party to acquire more than 50% of the combined voting power of the shares of AHB Common Stock then outstanding or all or substantially all of AHB's consolidated assets for consideration consisting of cash and/or securities that is on terms that the AHB Board in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the AHB Board in its good faith judgment believes to be more favorable from a financial point of view to its shareholders than the Merger; (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the AHB Board and (C) is reasonably capable of being completed.

        6.8    Certain Policies.    Immediately prior to the Effective Date, AHB shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices, including loan classifications and levels of reserves, so as to be applied on a basis that is consistent with that of Parent; provided, however, that no such modifications or changes need be made (i) prior to the satisfaction of the conditions set forth in Section 7.1(b) and (ii) unless AHB shall have a reasonably detailed written request from Parent describing the changes to be implemented and the reasons for such changes, which written request must be received no later than twenty (20) business days prior to the Effective Date; and further provided that in any event, no accrual or reserve made by AHB pursuant to this Section 6.8 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as a concurrence of AHB or its management with any such adjustments.

        6.9    Indemnification.

        (a)   From and after the Effective Time through the sixth anniversary of the Effective Time, Parent (the "Indemnifying Party") shall indemnify and hold harmless each present and former director and officer of AHB, as applicable, (the "Indemnified Parties") against any costs or expenses, including reasonable attorneys' fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director or officer of AHB or is or was serving at the request of AHB as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, except for matters related to the negotiation, execution and performance of this Agreement or consummation of the Transaction that arise from any fraud or gross negligence on the part of such Indemnified Party for which indemnification will be provided only to the extent covered by the insurance policy maintained by AHB immediately prior to the Effective Time, to the fullest extent that such Indemnified Parties would be entitled under the AHB Articles and the AHB Bylaws, as applicable, or any agreement, arrangement or understanding that is set forth on Schedule 6.9(a) of AHB Disclosure Schedule, in each case as in effect on the date hereof.

        (b)   Any Indemnified Party wishing to claim indemnification under this Section 6.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation, whether arising before or after the Effective Time, (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties, which may not exceed one firm in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld; (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations; and (v) the Indemnifying Party shall not be liable nor obligated to provide the Indemnified Party with any indemnification or other legal protection in connection with any investigation, proceeding, claim, action, suit, or fines, losses, penalties, claims, damages, expenses or liabilities regarding or relating to any securities laws, or matters relating to (A) the Indemnified Party's transaction involving AHB Common Stock, AHB Options or AHB Warrants or (B) any matter relating to this Agreement arising from any fraud or gross negligence by the Indemnified Party, except to the extent covered by the insurance policy maintained by AHB immediately prior to the Effective Time.

        (c)   Prior to the Effective Time, Parent shall cause the persons serving as directors and officers of AHB immediately prior to the Effective Time to be covered by the directors' and officers' liability insurance policy maintained by AHB for a period of six years after the Effective Time, provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to AHB's existing coverage limits, with respect to acts or omissions occurring prior to the Effective Time that were committed by such directors and officers in their capacities as such, provided that in no event shall Parent be required to expend for any one year an amount in excess of 150% of the annual premium currently paid by AHB for such insurance (the "Insurance Amount"), and further provided that if Parent is unable to maintain or obtain the insurance called for by this Section 6.9(c) as a result of the preceding provision, Parent shall use commercially reasonable efforts to obtain the most advantageous coverage as is available for the Insurance Amount.

        (d)   The provisions of this Section 6.9 are intended to be for the benefit of and shall be enforceable by each of the Indemnified Parties and his or her heirs.

        6.10    Benefit Plans.

        (a)   From and after the Effective Time and to the extent permissible under tax law requirements applicable to qualified plans, Parent shall cause employees of AHB either (i) to continue to participate in the Benefit Plans of AHB, or (ii) to participate in employee benefit plans that provide benefits that are substantially similar to the employee benefits provided to similarly situated employees of Parent and its Subsidiaries from time to time ("Comparable Benefit Plans"), it being understood that inclusion of the employees of AHB in Comparable Benefit Plans may occur at different times with respect to different plans; provided that to the extent permissible under tax law requirements applicable to qualified plans, coverage shall be continued under corresponding Benefit Plans of AHB until such employees are permitted to participate in Comparable Benefit Plans; and provided further, however, that nothing contained herein shall require Parent or any of its Subsidiaries to make any grants to any former employee of AHB under any discretionary equity compensation plan of Parent, except as otherwise provided in this Agreement. Parent shall cause each Comparable Benefit Plan in which employees of AHB become eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes, but not for accrual of or computing benefits, under the Comparable Plans, the service of such employees with AHB to the same extent as such service was credited for such purpose by AHB; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or is disallowed under a Comparable Benefit Plan. Except for the commitment to continue those Benefit Plans of AHB that correspond to Comparable Benefit Plans until employees of AHB are included in such Comparable Benefit Plans, nothing herein shall limit the ability of Parent to terminate any of AHB's Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

        (b)   At and following the Effective Time, and except as otherwise provided in Section 6.10(b), Parent shall honor, and the Surviving Bank shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of AHB and current and former directors of AHB existing as of the Effective Date, as well as all employment, executive severance or "change-in-control" or similar agreements, plans or policies of AHB that are set forth on Schedule 6.10(b) of the AHB Disclosure Schedule, subject to the receipt of any necessary approval from any Bank Regulatory Authority; provided, however, that the foregoing shall not preclude the Parent or the Parent Bank from terminating any plan, policy or agreement set forth on Schedule 6.10(b) consistent with the terms thereof.

        (c)   At such time as employees of AHB become eligible to participate in a Comparable Benefit Plan that provides medical, dental or health benefits, Parent shall cause each such Comparable Benefit Plan, subject to the consent of the insurer of benefits under each such plan, to (i) waive any preexisting condition limitations to the extent such conditions are covered under the Comparable Benefit Plan, (ii) provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their dependents during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Effective Time.

        (d)   Immediately prior to the Effective Time, AHB shall, at the written request of Parent, which request, if any, must be delivered no less than twenty (20) days prior to the Effective Time, freeze or terminate such of the Benefit Plans of AHB as is requested by Parent.

        6.11    Parent and Parent Bank Board.    On or after the Effective Date, subject to (a) compliance with the Parent Articles and Bylaws, and (b) meeting the eligibility requirements for a director of Parent and Parent Bank of any Bank Regulatory Authority, James M. Deitch shall be appointed a

Class I Director of Parent and a director of Parent Bank, to hold office until his successor is elected and qualified or otherwise in accordance with applicable law, the Parent Articles and Parent Bylaws and Parent Bank Articles and Parent Bank Bylaws. Parent agrees to nominate James M. Deitch for election to the Board of Directors at its annual meeting of shareholders in 2009. Such service as a Director shall be on the same terms as other employee-directors.

        6.12    Notification of Certain Matters.

        (a)   AHB shall give prompt notice to Parent, and Parent shall give prompt notice to AHB, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transaction or from any Person alleging that the consent of such Person is or may be required in connection with the Transaction, (ii) any actions, suits, or legal, administrative, arbitration or other proceedings or governmental investigations commenced or, to such party's Knowledge, threatened against, relating to or involving or otherwise affecting such party which relate to the Transaction (exclusive of general economic or regulatory factors affecting business in general), (iii) the discovery of any fact or circumstance that, or the occurrence or non occurrence of any event the occurrence or non occurrence of which, would cause any representation or warranty made by such party contained in this Agreement (A) that is qualified as to materiality or Material Adverse Effect, to be untrue, and (B) that is not so qualified, to be untrue in any material respect, (iv) any failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; and (v) any notice or other communication received by such party from any Governmental Authority asserting, requesting documents pertaining to or commencing an investigation of, the mortgage origination business of any member of the AHB Group.

        (b)   In addition, AHB shall give prompt notice to Parent of any actions permitted pursuant to the exceptions set forth in Sections 4.1(j), 4.1(k) or 4.1(s)(ii)(z), and Parent shall give prompt notice to AHB of any actions permitted pursuant to the exception set forth in Section 4.2(a)(ii)(z).

        (c)   The delivery of any notice pursuant to this Section 6.12 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement, or (y) limit the rights and remedies available to the party receiving such notice.

        6.13    Employees; Severance Plan.

        (a)   Subject to Parent Bank's usual personnel and qualification policies, Parent Bank will endeavor to continue the employment of the current AHB employees in their current positions where such continued employment will contribute to the successful performance of the combined organization. Prior to the Effective Time, AHB shall provide severance payments and benefits to AHB employees in accordance with past practices. As of the Effective Time and for a period of six months thereafter, Parent Bank shall provide severance payments and benefits to affected AHB employees in accordance with the past practices of Parent Bank. Payment of severance payments and benefits contemplated by this Section 6.13(a) by either AHB or Parent Bank, as applicable, will be conditioned upon the execution by the recipient of such severance payments and benefits a release in a form satisfactory to Parent Bank and the expiration of any statutory waiting period.

        (b)   For the period ninety (90) days prior to and including the Closing Date, with respect to any AHB employees (including employees of any joint ventures) who suffer an "employment loss" as defined by the WARN Act, AHB shall be responsible for providing timely notice and adhering to such other obligations as are required pursuant to the WARN Act and any similar applicable state or local laws. AHB shall bear all responsibility and any related costs associated with such compliance, including, without limitation, responsibility for payment of all compensation and benefits payable to all employees prior to and on the Closing Date. AHB shall be solely responsible for and shall indemnify and hold Parent harmless from any liability arising under the WARN Act and any similar laws with respect to notices that were required to be provided prior to and on the Closing Date. AHB shall provide Parent with a list of all individuals who have suffered an "employment loss" for the ninety (90) day period preceding and including the Closing Date. Such list will include name, location, date of employment loss, date WARN notices (if any) were provided, and reason for termination to enable Parent to assess whether any "employment losses" after the Closing Date will result in WARN Act obligations for Parent. Parent shall be solely responsible for and shall indemnify and hold AHB harmless from any liability arising under the WARN Act for actions taken by Parent on or after the Closing Date, including without limitation any liability arising out of Parent's failure to continue to employ any employee on or after the Closing Date.

        6.14    AHB Management Incentive Plan.    Not later than five (5) days prior to the filing of the Registration Statement with the SEC, Parent Bank and AHB shall agree to establish an incentive compensation arrangement (the "AHB MIP") providing for the compensation described on Schedule 6.14 of the AHB Disclosure Schedule for the benefit of the persons referred to therein, who will cease to be covered by the AHB Bonus Plan described in Schedule 4.1(d) of the AHB Disclosure Schedule; provided however that Schedule 6.14 contemplates further negotiation after the date hereof, except as to paragraphs 7, 8, 9, 10, 11, 12, 13, 15, and 19, and any failure of the parties to reach agreement with respect to any AHB MIP matter other than paragraphs 7, 8, 9, 10, 11, 12, 13, 15, and 19, shall not be deemed to be a breach of this Agreement by either party.

        6.15    AHB Warrants.    AHB shall use reasonable commercial efforts to cause each AHB Warrant Holder to accept, at the Effective Time, a cash payment in full liquidation of all of the AHB Warrants and waive any right to receive a substitute warrant therefor.

        6.16    Reconciliation of Accounts.

        (a)   AHB has caused or will cause all material balance sheet accounts for the AHB Group to have an appropriate reconciliation completed as of October 31st, 2008 (or such later period end date that is not more than 120 days, and not less than 60 days, before the Closing Date), and will provide Parent with information identifying any reconciling items and resolving any stale items or unreconciled differences within 45 days after such period end date. If any accounts have unreconciled differences when such reconciliation is completed, AHB shall write off such amounts prior to Closing. If the sum of all such write offs arising from the reconciliation process described above after the closing of the books for June 30, 2008 exceed $100,000, then the Exchange Ratio and Price Per Share shall be proportionately adjusted in the manner described in Section 7.1(g).

        (b)   AHB has caused or will cause a complete computation of all interest rate lock commitments held by the AHB Group as of September 30, 2008 (or such later quarter end date that is not more than 120 days, and not less than 30 days, before the Closing Date), in accordance with GAAP, including Statements of Financial Accounting Standards No. 157 and 133 and the Interagency Advisory on Accounting and Reporting for Commitments to Originate and Sell Mortgage Loans and as independently verified by Capital Markets Cooperative ("CMC"), AHB's third party independent valuation expert and, within 60 days of the appropriate quarter end, shall provide Parent with a copy of such computation and such other information identifying the computation and any adjustments resulting therefrom and CMC's computations and report shall be conclusive. In the event that any adjustment arising from non-compliance with GAAP identified by CMC to the accounts of the AHB Group are required as a result of such computation, that is attributable to periods prior to June 30, 2008, would result in a reduction of net income of more than $100,000, then the parties agree that the Exchange Ratio and Price Per Share shall be proportionately adjusted in the manner described in Section 7.1(g).

        6.17    CMAC Applications.    At the Closing AHB, as directed in writing by Parent no later than five (5) days prior to the Closing Date, shall either (i) acquire all right and title to the Web based applications owned by Construction Mortgage Acceptance Corporation as described in Schedule 5.3(l)(i) of the AHB Disclosure Schedule (the "CMAC Applications") for consideration not to exceed $90,000; (ii) enter into a permanent license agreement for the CMAC Applications at a monthly payment of $1,000; or (iii) continue the current CMAC arrangement with a right in Parent Bank after Closing to terminate the arrangement at any time upon sixty (60) days prior notice by Parent Bank.

 ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        7.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

        (a)    Shareholder Approval.    This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of AHB Common Stock as required by law and the AHB Articles.

        (b)    Regulatory Approvals.    All regulatory approvals required to consummate the Merger shall have been obtained, including the receipt of any necessary regulatory approval to operate the main and branch offices of AHB as offices of the Surviving Bank, and such regulatory approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any Materially Burdensome Regulatory Condition.

        (c)    No Injunction.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order, whether temporary, preliminary or permanent, that is in effect and prohibits consummation of the Transaction.

        (d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn, and all blue sky obligations shall have been complied with to Parent's satisfaction.

        (e)    Blue Sky Approval.    All permits and other authorizations under the securities laws (other than that referred to in Section 7.1(d)) and other authorizations necessary to consummate the Agreement and to issue the shares of Parent Common Stock to be issued in the Transaction shall have been received and be in full force and effect.

        (f)    Illegality.    No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any governmental authority that prohibits, restricts or makes illegal the consummation of the Transaction.

            AHB Tangible Net Worth.    AHB's Tangible Net Worth as of the month end period prior to the Closing Date, plus or minus the net present value of the effect on AHB's Tangible Net Worth at December 31, 2010, as reasonably calculated by AHB, of (i) any material restrictions or prohibitions on AHB's business model contained in any final written regulatory approval required by Section 7.1(b) and (ii) any changes to any AHB Regulations, including proposed changes that are published, adopted or become effective by any AHB Regulatory Authority prior to Closing, (which calculations shall be made no later than five (5) Business Days prior to the intended Closing Date) shall be greater than or equal to $13,913,000. Provided, however, that in the event AHB's Tangible Net Worth is calculated to be less than $13,913,000, within two (2) Business Days after receipt of such calculation, Parent must provide written notice to AHB if Parent intends not to waive the closing condition set forth in this Section 7.1(g). In the event Parent provides such written notice to AHB and AHB's Tangible Net Worth is calculated to be greater than or equal to $12,069,844, then the Cash Amount shall be adjusted based upon a dollar for dollar reduction in the amount of cash paid as a component of the Merger Consideration (exclusive of cash paid for fractional shares). Further provided, however, that in the event Parent provides such written notice to AHB and AHB's Tangible Net Worth is calculated to be less than $12,069,844, then during the two (2) Business Day period commencing with its receipt of such notice, AHB and Parent may agree to adjust the Merger Consideration by first adjusting the Cash Amount based upon a dollar for dollar adjustment in the amount of cash paid as a component of the

Merger Consideration (exclusive of cash paid for fractional shares) and next, adjusting the Exchange Ratio proportionately. Following any adjustments made pursuant to this Section 7.1(g), any references in this Agreement to "Cash Amount," "Exchange Ratio," "Price Per Share" and "Stock Amount" shall thereafter be deemed to refer to those terms as adjusted directly pursuant to this Section 7.1(g) or as necessarily adjusted pursuant to the application of this Section 7.1(g).

        7.2    Conditions to Obligation of AHB.    The obligation of AHB to consummate the Merger is also subject to the fulfillment by Parent or written waiver by AHB prior to the Closing Date of each of the following conditions:

        (a)    Representations and Warranties.    The representations and warranties of Parent set forth in this Agreement, subject in all cases to the standard set forth in Section 5.2, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date, except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date, and AHB shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

        (b)    Performance of Obligations of Parent.    Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time in order to consummate the Merger, and AHB shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

        (c)    Tax Opinion.    AHB shall have received the written opinion of Thacher Proffitt & Wood LLP, or such other accounting or law firm as AHB may choose, dated as of the Effective Date, which shall be based on such written representations from Parent, AHB and others as such counsel shall reasonably request, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

        (d)    No Material Adverse Effect.    No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income, or financial condition of Parent and its Subsidiaries on a consolidated basis shall have occurred since the date of this Agreement, which has had, or would reasonably be likely to have, a Material Adverse Effect.

        (e)    OTC Bulletin Board.    Parent Common Stock shall remain eligible for quotation on the OTC Bulletin Board.

        (f)    AHB MIP.    The AHB MIP shall have been approved and adopted by the Personnel and Compensation Committee of the Parent's Board of Directors.

        (g)    Other Actions.    Parent shall have furnished AHB with such certificates of its respective officers or others and such other documents to evidence fulfillment or waiver of the conditions set forth in Sections 7.1(b), 7.1(c), 7.1(d), 7.1(e), 7.1(g) and 7.2 as AHB may reasonably request.

        7.3    Conditions to Obligation of Parent.    The obligation of Parent to consummate the Merger is also subject to the fulfillment by AHB or written waiver by Parent prior to the Closing Date of each of the following conditions:

        (a)    Representations and Warranties.    The representations and warranties of AHB set forth in this Agreement, subject in all cases to the standard set forth in Section 5.2, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date, except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date, and Parent shall have received a certificate, dated the Effective Date, signed on behalf of AHB by the President and Chief Executive Officer and the Chief Financial Officer of AHB to such effect.

        (b)    Performance of Obligations of AHB.    AHB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time in order to consummate the Merger, and Parent shall have received a certificate, dated the Effective Date, signed on behalf of AHB by the President and Chief Executive Officer and the Chief Financial Officer of AHB to such effect.

        (c)    Tax Opinion.    Parent shall have received the written opinion of Saul Ewing, LLP, or such other accounting or law firm as Parent may choose, dated as of the Effective Date, which shall be based on such written representations from Parent, AHB and others as such counsel shall reasonably request, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

        (d)    Affiliated Business Arrangements Opinion.    AHB shall have caused K&L Gates LLP to provide an update on its original opinion of July 31, 2002 regarding affiliated business arrangements at closing. Such updated opinion shall be in form and substance similar to its original opinion and shall consider developments in the law, regulations and other applicable matters since the issuance of the original opinion. The updated opinion shall state that a reasonable basis exists to conclude that the Joint Ventures comply with applicable provisions of the Real Estate and Settlement Procedures Act of 1974 regarding affiliated business arrangements in all material respects.

        (e)    No Material Adverse Effect.    No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income, or financial condition of the AHB Group on a consolidated basis shall have occurred since the date of this Agreement, which has had, or would reasonably be likely to have, a Material Adverse Effect.

        (f)    Landlord and Other Consents.    Parent shall have received all consents and authorizations of landlords and other persons that are necessary to permit the Merger to be consummated without the violation of any lease or other material agreement to which any member of the AHB Group is a party or by which any of its properties are bound, except where failure to obtain such consent or authorization would be reasonably expected not to have a Material Adverse Effect.

        (g)    Employee Matters.    Parent shall have received executed Voting Agreements in the form of Exhibit 4, Warrant Cancellation Agreements in the form of Exhibit 2, and the AHB Option and AHB Warrant Standstill Agreements in the form of Exhibit 3; and the Employment Agreements in the forms at Exhibits 7 and 8 from James M. Deitch and Anna Ruth Smith, respectively.

        (h)    Director Agreements.    Parent shall have received from (i) each director of AHB a Voting Agreement in the form of Exhibit 4, a Non-Competition and Non-Solicitation Agreement in the form of Exhibit 5, the Warrant Cancellation Agreement in the form of Exhibit 2, and the AHB Option and AHB Warrant Standstill Agreement in the form of Exhibit 3; and (ii) each director listed on Recital Schedule E, a Post-Closing Selling Agreement in the form of Exhibit 6.

        (i)    Franklin Agreements.    Parent shall have received from Franklin an executed Support Agreement in the form of Exhibit 1, the Warrant Cancellation Agreement in the form of Exhibit 2, and the AHB Option and AHB Warrant Standstill Agreement in the form of Exhibit 3.

        (j)    Dissenting Shares.    No more than twenty percent (20%) of the issued and outstanding shares of AHB Common Stock shall be Dissenting Shares.

        (k)    Certified Organizational Documents.    AHB shall have furnished Parent with copies of the Joint Venture organizational documents, certified to be true correct and complete as of the Effective Date.

        (l)    Other Actions.    AHB shall have furnished Parent with such certificates of its officers or others and such other documents to evidence fulfillment or waiver of the conditions set forth in Sections 7.1(a), 7.1(b), 7.1(c), 7.1(g) and 7.3 as Parent may reasonably request.

ARTICLE VIII

TERMINATION

        8.1    Termination.    This Agreement may be terminated at any time prior to the Effective Date, and the Transaction may be abandoned:

        (a)    Mutual Consent.    By the mutual consent in writing of Parent and AHB if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

        (b)    Breach.    Provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained therein, subject in all cases to the standard set forth in Section 5.2, by Parent or AHB, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of: (i) a breach by Parent, on the one hand, or AHB, on the other hand, as the case may be, of any representation or warranty contained herein, subject to the standard set forth in Section 5.2, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; or (ii) a breach by Parent, on the one hand, or AHB, on the other hand, as the case may be, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach, which breach, whether under (i) or (ii), would be reasonably expected, individually or in the aggregate with other breaches, to result in a Material Adverse Effect with respect to Parent or AHB, as the case may be.

        (c)    Delay.    By Parent or AHB, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by April 30, 2009, except to the extent that the failure of the Merger to be consummated by such date shall be due to the failure of the party seeking to terminate pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth in this Agreement.

        (d)    Regulatory Approval.    By Parent or AHB, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth herein.

        (e)    No AHB Shareholder Approval.    By Parent, or by AHB provided that AHB shall not be in material breach of any of its obligations under Section 6.2, if any approval of the shareholders of AHB contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the AHB Meeting or at any adjournment or postponement thereof.

        (f)    AHB Failure to Recommend.    At any time prior to the AHB Meeting, by Parent if (i) AHB shall have breached Section 6.7 in any respect materially adverse to Parent, (ii) the AHB Board shall have failed to make its Approval Recommendation or shall have effected a Change in AHB Recommendation, (iii) the AHB Board shall have recommended approval of an Acquisition Proposal or (iv) AHB shall have materially breached its obligations under Section 6.2 by failing to call, give notice of, convene and hold the AHB Meeting.

        (g)    Superior Proposal.    At any time prior to the date of mailing of the Proxy Statement, by AHB in order to enter concurrently into an Acquisition Proposal that has been received by AHB and the AHB Board in compliance with Sections 6.7(a) and 6.7(b) and that the AHB Board concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by AHB pursuant to this Section 8.1(g) only after the fifth Business Day following AHB's provision of written notice to Parent advising Parent, that the AHB Board of Directors is prepared to accept a Superior Proposal and only if (i) during such five-Business Day period, AHB has caused its financial and legal advisors to negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, (ii) AHB's Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by Parent and further provided that such termination shall not be effective until AHB has paid the fee to Parent under Section 8.3(a).

        8.2    Effect of Termination.    In the event of termination of this Agreement by either Parent or AHB as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) Sections 6.6(c), 8.2, 8.3 and 9.5 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liability or damages arising out of its willful or knowing breach of any of the provisions of this Agreement.

        8.3    Termination Fee.

        (a)   (i) In the event that Parent terminates this Agreement pursuant to Sections 8.1(b), then AHB shall pay Parent a fee equal to $500,000 by wire transfer of same day funds no later than the fifth (5th) Business Day after receipt by AHB of a Notice of Termination (as defined below); or (ii) in the event that this Agreement is terminated pursuant to Sections 8.1(f) or 8.1(g), then AHB shall pay Parent a fee equal to $900,000 by wire transfer of same day funds no later than the fifth (5 th) Business Day after receipt by AHB of a Parent Notice of Termination.

        (b)   In the event that AHB terminates this Agreement pursuant to Sections 8.1(b), then Parent shall pay AHB a fee equal to $500,000 by wire transfer of same day funds no later than the fifth (5th) Business Day after receipt by Parent of an AHB Notice of Termination.

        (c)   For purposes of this Section 8.3, a "Notice of Termination" shall be in writing and state the section of this Agreement pursuant to which a termination is made; the amount of termination fee claimed; wire transfer instructions for payment of such fee; and a statement of the reason the party has terminated the Agreement pursuant to the section delineated in such notice. Delivery of a Notice of Termination shall be made by hand delivery to the executive offices of the receiving party and a written acknowledgement of receipt shall be executed by an officer of the receiving party.

        (d)   The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transaction, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if a party fails promptly to pay the amount due pursuant to this Section 8.3 (the "Failing Party"), and, in order to obtain such payment, the other party commences a legal action which results in a judgment against the Failing Party for the fee set forth in this Section 8.3, the Failing Party shall pay to the other party its costs and expenses (including attorney's fees and expenses) in connection with such legal action, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

 ARTICLE IX

MISCELLANEOUS

        9.1    Survival.    No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, other than agreements or covenants contained herein that by their express terms are to be performed in whole or in part after the Effective Time. Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity that otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

        9.2    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (i) waived, by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the AHB Meeting no amendment shall be made that by law requires further approval by the shareholders of AHB without obtaining such approval.

        9.3    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

        9.4    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely within such state.

        9.5    Expenses.    Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing the Proxy Statement shall be split 50/50 by AHB and Parent, the costs of delivering the Proxy Statement to AHB's shareholders shall be paid by AHB, and the registration fee to be paid to the SEC in connection with the Registration Statement shall be paid by Parent, and provided further that nothing contained herein shall limit either party's rights to recover any liabilities or damages arising out of the other party's willful breach of any provision of this Agreement.

        9.6    Notices.    All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

        If to AHB to:

    American Home Bank, National Association
    3840 Hempland Road
    Mountville, PA 17554-1500
    Phone: (717) 285-6400
    Fax: (717) 285-6411
    Attention: James M. Deitch, President and Chief Executive Officer

        With a copy to:

    Thacher Proffitt & Wood LLP
    1700 Pennsylvania Avenue, NW—Suite 800
    Washington, DC 20006
    Phone: (202) 626-5630
    Fax: (202) 626-1930

    Attention: Richard A. Schaberg, Esquire
                and
    Hartman Underhill & Brubaker LLP
    221 East Chestnut Street
    Lancaster, PA 17602-2782
    Phone: (717) 299-7254 × 205
    Fax: (717) 299-3160
    Attention: Alexander Henderson, III, Esquire

        If to Parent or Parent Bank to:

    First Chester County Corporation
    P.O. Box 523
    West Chester, PA 19381
    Phone: (484) 881-4100
    Fax: (484) 881-4105
    Attention: John A. Featherman, Chairman and Chief Executive Officer

        With a copy to:

    Saul Ewing, LLP
    Centre Squire West
    1500 Market Street—38th Floor
    Philadelphia, PA 19102
    Phone: (215) 972-7139
    Fax: (215) 972-1847
    Attention: Patricia A. Gritzan, Esquire
                and
    Saidis, Flower & Lindsay
    26 West High Street
    Carlisle, PA 17013
    Phone: (717) 243-6222
    Fax: (717) 243-6486
    Attention: John B. Lampi, Esquire

        9.7    Entire Understanding; No Third Party Beneficiaries.    This Agreement and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the Transaction, and this Agreement and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties' right to enforce Parent's obligations under Section 6.9, which is expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        9.8    Severability.    Except to the extent that application of this Section 9.8 would have a Material Adverse Effect on AHB or Parent, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

        9.9    Enforcement.    The parties hereto agree that irreparable damage and consequential damages, including but not limited to loss of opportunities and damage to reputation, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that no party hereto will assert, in the event such party defaults and fails to complete the Transaction contemplated by this Agreement, that the other party is not entitled to consequential damages arising from the failure to complete the Transaction by reason of such breach. Any termination fee paid in accordance with Section 8.3(a) or 8.3(b) shall reduce and offset any consequential damages that may subsequently be awarded. It is also accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event attorneys' fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs incurred therein.

        9.10    Interpretation.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the words "as of the date hereof" are used in this Agreement, they shall be deemed to mean the day and year first above written.

        9.11    Assignment.    No party hereto may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        9.12    Alternative Structure.    Notwithstanding any provision of this Agreement to the contrary, until the Registration Statement is declared effective, Parent may at any time modify the structure of the acquisition of AHB set forth herein, provided that (i) the Merger Consideration to be paid to the holders of AHB Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, (ii) such modification will not adversely affect the tax treatment to AHB's shareholders as a result of receiving the Merger Consideration and (iii) such modification will not materially delay or jeopardize receipt of any required approvals of Governmental Authorities.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FIRST CHESTER COUNTY CORPORATION
By:	/s/ JOHN A. FEATHERMAN John A. Featherman, III, Chairman and Chief Executive Officer
FIRST NATIONAL BANK OF CHESTER COUNTY
By:	/s/ KEVIN C. QUINN Kevin C. Quinn, President
AMERICAN HOME BANK, NATIONAL ASSOCIATION
By:	/s/ JAMES M. DEITCH James M. Deitch, President and Chief Executive Officer

 EXHIBIT 1

SUPPORT AGREEMENT

Board of Directors
September 18, 2008
First Chester County Corporation
9 North High Street
West Chester, PA 19381

  RE:
  Franklin Financial Services Corporation Support Agreement (this "Support Agreement")

Dear Ladies and Gentlemen:

        Reference is made to that certain Agreement and Plan of Merger, dated of even date herewith by and among, First Chester County Corporation ("Parent"), First National Bank of Chester County ("Parent Bank") and American Home Bank, National Association ("AHB") (the "Merger Agreement").

        Intending to be legally bound hereby, Franklin Financial Services Corporation ("Franklin"), represents, warrants, covenants and agrees as follows:

  1.
  Capitalized terms used herein and not otherwise defined shall have the meanings given such terms in the Merger Agreement and the term "Franklin" as used in this Agreement shall be deemed to include any Subsidiary (as that term is used in the Merger Agreement), successor, assignee, transferee or controlled business entity of Franklin.

  2.
  Franklin represents, warrants, covenants and agrees that neither it nor any of its Subsidiaries or controlled business entities (i) beneficially own, hold or control (as defined in Rule 13d-3 of the Exchange Act) shares of Parent Common Stock as of the date of this Support Agreement; (ii) will directly acquire any shares of Parent Common Stock prior to the Effective Date of the Merger Agreement; and (iii) other than as provided in the Investment Letter Agreement, dated April 26, 2001, by and between AHB and Franklin and the Agreement, dated July 10, 2007, by and among Franklin, AHB and certain other persons, relating to American Construction Mortgage, Inc., hold or own, directly or indirectly, any options, warrants or other securities convertible to the common stock of AHB or any other form of capital stock of AHB.

  3.
  On the Effective Date of the Merger, the Investment Letter Agreement, dated April 26, 2001, by and among Franklin and AHB will terminate and became null and void.

  4.
  Covenants of Franklin

  (a)
  Until the earlier of (1) May 1, 2009, (2) the date of the AHB shareholders meeting to approve the Merger Agreement, or any adjournment thereof, if and only if the AHB shareholders do not approve the Merger Agreement at such meeting, or (3) termination of the Merger Agreement in accordance with its terms, Franklin shall not, without the written consent of Parent (i) directly or indirectly sell, encumber or otherwise transfer any of the AHB Shares owned by Franklin or cause or permit any of the AHB Shares owned by Franklin to be sold or otherwise transferred; (ii) negotiate, or have discussions or contact with any third party other than Parent regarding the sale or transfer of the AHB Shares owned by Franklin; (iii) enter in any agreement to sell, exchange or transfer any of the AHB Shares owned by Franklin; or (iv) purchase any Parent Common Stock or AHB Common Stock.

  (b)
  Until the earlier of (1) May 1, 2009, (2) the date of the AHB shareholders meeting to approve the Merger Agreement, or any adjournment thereof, if and only if the AHB

1-1

      shareholders do not approve the Merger Agreement at such meeting, or (3) the termination of the Merger Agreement in accordance with its terms, Franklin shall not, without the written consent of Parent, exercise, sell or assign any Warrants, options or securities convertible into shares of AHB Common Stock owned by Franklin.

  5.
  Franklin hereby represents and warrants that Franklin or a Subsidiary of Franklin owns of record and beneficially (as defined in Rule 13d-3 under the Exchange Act), good and valid title to all of the shares of the capital stock of AHB and warrants to acquire shares of capital stock of AHB, shown on Exhibit A attached hereto, free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as otherwise disclosed on Exhibit A, and such shares represent all of the shares, or rights to acquire shares, of capital stock of AHB owned by Franklin. For purposes hereof, the shares of capital stock of AHB and the warrants to acquire shares of capital stock of AHB set forth on Exhibit A attached hereto, and any such shares and options hereafter acquired by AHB, shall be referred to herein as the "Stock".

  6.
  Franklin will vote, or cause to be voted, all of the Stock in person or by proxy, (a) for approval of the Merger Agreement and the transactions contemplated thereby at any meeting of the AHB shareholders duly held for such purpose, and (b) against any action or proposal that is intended, or could reasonably be expected, to impede, interfere with, delay, or adversely affect the transactions contemplated by the Merger Agreement.

  7.
  Franklin will not, nor will Franklin permit any Person under Franklin's "control" (as defined for purposes of Rule 144 under the Securities Act) to, deposit any of the Stock in a voting trust or subject the Stock to any arrangement with respect to the voting of the Stock in any manner inconsistent with this Support Agreement.

  8.
  Until the first anniversary date of the Effective Date of the Merger Agreement, during each of the four successive three month periods commencing on the Effective Date of the Merger, Franklin shall not, without prior written notice to Parent (i) directly or indirectly sell, encumber or otherwise transfer more than 30,000 of the shares of Parent Common Stock received by Franklin in exchange for the AHB Shares owned by Franklin (the "Exchanged Stock") or cause or permit such number of shares of the Exchanged Stock to be sold or otherwise transferred; or (ii) enter into any agreement to sell, exchange or transfer more than such number of shares of the Exchanged Stock.

  9.
  Irreparable damage would occur in the event any of the provisions of this Support Agreement were not performed in accordance with the terms hereof and, therefore, Parent shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity which it may be entitled.

  10.
  The execution and delivery of this Agreement by Franklin does not, and the performance of Franklin of its obligations hereunder will not, constitute a violation of, conflict with, result in a default (or an event which, with notice or lapse of time or both, would result in a default) under, or result in the creation of any lien on any of such Stock under, any contract, commitment or agreement, to which Franklin is a party or by which Franklin is bound.

1-2

  11.
  Franklin understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Franklin's execution, delivery and performance of this Support Agreement.

FRANKLIN FINANCIAL SERVICES CORPORATION

	By:	William E. Snell, Jr.
	Title:	President
ACKNOWLEDGED AND AGREED:
FIRST CHESTER COUNTY CORPORATION

	By:	John A. Featherman, III
	Title:	Chairman and Chief Executive Officer

1-3

 EXHIBIT A

356,708 shares of Common Stock (subject to passivity commitments made to the Federal Reserve)

20,000 Warrants

 EXHIBIT 2

WARRANT CANCELLATION AGREEMENT

        In connection with the Agreement and Plan of Merger, dated as of September     , 2008 (the "Merger Agreement"), among First Chester County Corporation ("Parent"), First National Bank of Chester County ("Parent Bank") and American Home Bank, National Association ("AHB"), under which AHB will merge with and into Parent Bank and pursuant to Section 3.7(b) of the Merger Agreement by which Warrant Consideration will be paid, I hereby agree that upon receipt by me of Warrant Consideration as provided in Section 3.7(b) of the Merger Agreement (minus any applicable withholding taxes), for the number of AHB Warrants I hold at the Effective Time, any and all AHB Warrants between AHB and me shall be cancelled, terminated, and of no further force or effect as of the Effective Time. Further, I hereby agree that upon receipt of the Warrant Consideration that I shall have no right, and hereby expressly waive any rights, to AHB Common Stock, Parent Common Stock, the Exchange Ratio or the Price Per Share as defined in the Merger Agreement.

        The terms of this Agreement shall have the definitions and meanings as provided in the Agreement.

        IN WITNESS WHEREOF, in consideration of the parties entering into the Merger Agreement, and intending to be legally bound hereby I have executed this Agreement this    day of September, 2008.

Name
Acknowledged and Agreed:
AMERICAN HOME BANK, NATIONAL ASSOCIATION
By:	James M. Deitch President
FIRST CHESTER COUNTY CORPORATION
By:	John A. Featherman, III Chairman and Chief Executive Officer

2-1

 EXHIBIT 3

AHB OPTION AND WARRANT HOLDER
STANDSTILL AGREEMENT

        I hereby agree not to exercise any AHB Options, AHB Warrants or any other Rights to purchase AHB Common Stock that I have, hold, own, acquire, control, or may have beneficial or legal ownership of or rights over, from date of this Agreement until the earlier of (1) the termination of the Agreement and Plan of Merger among First Chester County Corporation, First National Bank of Chester County, and American Home Bank, National Association dated as of September     , 2008 ("the Merger Agreement"), (2) the day before the expiration date of such AHB Option, AHB Warrant or Right in accordance with its terms and as it may be amended, (3) May 1, 2009 or (4) following the meeting of AHB shareholders to approve the Agreement if and only if AHB shareholders do not approve the Agreement at such meeting..

        All capitalized terms used herein are the same as defined in the Merger Agreement unless otherwise defined.

        IN WITNESS WHEREOF, in consideration of the parties entering into the Merger Agreement, and intending to be legally bound hereby I have executed this Agreement this    day of September, 2008.

Name
Acknowledged and Agreed:
AMERICAN HOME BANK, NATIONAL ASSOCIATION
By:	James M. Deitch President
FIRST CHESTER COUNTY CORPORATION
By:	John A. Featherman, III Chairman and Chief Executive Officer

3-1

 EXHIBIT 4

FORM OF VOTING AGREEMENT

September     , 2008

American Home Bank, National Association
3840 Hempland Road
Lancaster, PA 17554-1500
First Chester County Corporation
9 North High Street
West Chester, PA 19381

Ladies and Gentlemen:

        First Chester County Corporation ("Parent"), First National Bank of Chester County ("Parent Bank") and American Home Bank, National Association ("AHB") have entered into an Agreement and Plan of Merger dated as of September     , 2008 (the "Agreement") whereby AHB will merge with and into Parent Bank (the "Merger") and shareholders of AHB will receive shares of Parent common stock or cash or a combination of such stock and cash for each share of AHB common stock owned on the closing date of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Agreement.

        A condition to Parent's obligations under the Agreement is that I execute and deliver this Letter Agreement to Parent. Intending to be legally bound hereby, I irrevocably agree and represent as follows:

        (a)    I agree to vote or cause to be voted for approval and adoption of the Agreement and the transactions contemplated thereby at the AHB shareholder meeting all shares of AHB common stock over which I have or share voting power, individually or, to the extent of my proportionate interest, jointly with other persons, and will use my reasonable best efforts to cause any shares of AHB common stock over which I share voting power to be voted for approval and adoption of the Agreement and the transactions contemplated thereby. Beneficial ownership shall have the meaning assigned to it under the Securities Exchange Act of 1934. I agree to vote all shares for which I am a trustee of a voting trust for approval and adoption of the Agreement and the transactions contemplated thereby.

        (b)    Prior to the AHB shareholder meeting, I agree not to offer, sell, transfer or otherwise dispose of, or to permit the offer, sale, transfer or other disposition of, any shares of AHB common stock over which I have sole or shared voting power and beneficial ownership, except to the extent that I may be permitted under law to make charitable gifts or as permitted by paragraph (g) hereof.

        (c)    I have sole or shared beneficial ownership over the number of shares of AHB common stock, and hold stock options and stock purchase warrants for the number of shares of AHB common stock, if any, set forth below opposite my name below.

        (d)    I agree that AHB shall not be bound by any attempted sale of any shares of AHB common stock over which I have sole voting power, and AHB's transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Letter Agreement.

        (e)    I agree that I shall not exercise any options to purchase common stock or any warrants to purchase common stock after the date hereof; provided, however, that if (i) the shareholders of AHB do not approve the Agreement at the AHB shareholders meeting to be held to approve the Agreement, or (ii) the Effective Date, as defined in the Agreement, is selected to be on or after April 30, 2009, then I shall have the right to exercise any options and warrants to purchase AHB

4-1

common stock. Notwithstanding the preceding sentence, I may exercise any options or warrants to purchase common stock on the day before the expiration date of such options or warrants in accordance with their terms.

        (f)    I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights and general equitable principles.

        (g)    I may transfer any or all of the shares of AHB common stock over which I have sole or shared beneficial ownership (i) to my spouse, ancestors or descendants or (ii) for estate planning or similar purposes; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, each person to which any of such shares or any interest in any of such shares is or may be transferred shall have executed and delivered to Parent an agreement to be bound by the terms of this Letter Agreement. In addition, I may sell, transfer or assign shares of AHB common stock to the extent and on behalf of trusts or estates of which I am not a beneficiary in order to comply with fiduciary obligations or legal requirements, except for shares held in a voting trust.

        I am signing this Letter Agreement solely in my capacity as a shareholder of AHB, and as an optionholder and/or warrantholder if I am an optionholder and/or warrant older and not in any other capacity, such as a director or officer of AHB or as a fiduciary of any trusts in which I am not a beneficiary, except for voting trusts. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of AHB common stock and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, serving on AHB's Board of Directors or as an officer of AHB, acting in my capacity as a director, officer or fiduciary of AHB or as fiduciary of any trust of which I am not a beneficiary, except for voting trusts.

        This Letter Agreement shall be effective upon acceptance by Parent.

4-2

        This Letter Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the consummation of the Merger, (b) April 30, 2009 and (c) any termination of the Agreement in accordance with its terms, except that any such termination shall be without prejudice to Parent's rights arising out of my willful breach of any covenant or representation contained herein.

Very truly yours,
[Name]
Number of Shares, and Shares Subject to Stock Options and Stock Purchase Warrants, Held:
Shares:
[ shares held individually]
Options: Warrants:
Acknowledged and Agreed:
AMERICAN HOME BANK, NATIONAL ASSOCIATION
By:	James M. Deitch President
FIRST CHESTER COUNTY CORPORATION
By:	John A. Featherman, III Chairman and Chief Executive Officer

4-3

 EXHIBIT 5

FORM OF NON-COMPETITION AND NON-SOLICITATION AGREEMENT

        This Non-Competition and Non-Solicitation Agreement (this "Agreement") is entered into as of this    day of September, 2008, by and between First Chester County Corporation ("Parent") and undersigned director (the "Director") of American Home Bank, National Association ("AHB").

        WHEREAS, Parent contemplates the consummation of a merger (the "Merger") pursuant to an Agreement and Plan of Merger dated as of September     , 2008 by and among Parent, First National Bank of Chester County (the "Parent Bank") and AHB (the "Merger Agreement"); and

        WHEREAS, the Director is a well respected business person in the Lancaster County or Cumberland County business community, as the case may be, and counties contiguous thereto (the "Restricted Area") and acknowledges that his or her position with AHB gives AHB significant presence in that community and is an important factor in AHB's ability to attract customers; and

        WHEREAS, as a condition to Parent's willingness to enter into the Merger Agreement, Parent wants to protect AHB's community relationships by requiring that the Director execute this Agreement;

        NOW, THEREFOR, in consideration of the premises and covenants contained in this Agreement and intending to be legally bound hereby, the parties agree as follows:

          1.    Term.    This Agreement will commence on the Effective Date of the Merger as defined in the Merger Agreement and end on the first anniversary of such date (the "Term").

          2.    Non-Competition.

      (a)
      For purposes of this Agreement, the term "Competitive Enterprise" means any bank holding company or insured depository institution, including an institution in the organizational stage or in the process of applying for or receiving appropriate regulatory approval, including, without limitation, any federal or state chartered bank, savings bank or savings and loan association.

      (b)
      During the Term, the Director shall not:

      (i)
      accept a position as director or employee of any Competitive Enterprise that is located in the Restricted Area thereto during the Term; and

      (ii)
      directly or indirectly acquire an ownership interest in a Competitive Enterprise that enables the Director to, directly or indirectly, in a substantial manner, control, direct, influence, affect or impact the operations, services or business activities of the Competitive Enterprise in Restricted Area during the Term; provided, however, that this restriction shall not apply to the direct or indirect beneficial ownership of up to ten percent (10%) of a class of securities of a Competitive Enterprise, so long as the Director is not a director or office of such Competitive Enterprise.

          3.    Non-Solicitation.

        During the Term, the Director shall not:

      (a)
      Directly or indirectly, for the purpose of selling any product or service that competes with a product or service offered by AHB or its present subsidiaries or affiliates, solicit, divert, or entice any customer of AHB or its present subsidiaries or affiliates to transfer such business to a Competitive Enterprise; provided, however, that any business activity or business pursuit that is currently undertaken or provided by a

5-1

        Director or his or her controlled entities or affiliates shall not be deemed a Competitive Enterprise or a violation of this Agreement. In addition, this Agreement shall not prohibit a Director or his or her controlled entities or affiliates from providing any service or product that he or she or his or her controlled entities or affiliates has provided prior to the date hereof or that may be provided in the future as part of the Director's or his or her controlled entities' or affiliates' historical business pursuits.

      (b)
      Employ or assist in employing any present employee of AHB or its subsidiaries or affiliates to perform services for any Competitive Enterprise.

      (c)
      Directly or indirectly, make any oral or written statement, comments or other communications that impugns or is intended to impugn, disparage or otherwise malign the reputation, ethics, competency, morality or qualifications of AHB or Parent or any of their current or former directors, officers, employees or customers.

          4.    Confidentiality.

      (a)
      For purposes of this Agreement, "Proprietary Information" shall mean any information relating to the business of AHB or any of its present subsidiaries or affiliates that has not previously been publicly released by AHB or their representatives, and shall include, but shall not be limited to, information encompassed in all marketing and business plans, financial information, fees, pricing information, customer and client lists and relationships between AHB or any of its subsidiaries or affiliates and its customers and clients and others who have business dealings with AHB or any of its subsidiaries or affiliates.

      (b)
      The Director agrees to maintain the confidentiality of all Proprietary Information that has been disclosed to the Director in the course of his service as a director of AHB, on or before the date of consummation of the Merger. The Director shall not, without written authorization from Parent, use for the Director's benefit or purposes, nor disclose to others, at any time during the Term, any Proprietary Information. This prohibition shall not apply after the Proprietary Information has been voluntarily disclosed to the public, independently developed and disclosed by others, or otherwise enters the public domain through lawful means.

          5.    Remedies.    In addition to any other rights and remedies Parent may have if the Director violates this Agreement, the Director agrees that a breach or threatened breach by the Director of his or her covenants set out in Sections 2 and 3 of this Agreement is likely to cause AHB and Parent, as its successor, irreparable injury and damage, and the Director hereby expressly agrees that AHB and Parent, as its successor, shall be entitled to the remedies of injunction, specific performance and other equitable relief to prevent a breach or threatened breach of Sections 2 and 3 of this Agreement by the Director. This provision shall not, however, be construed as a waiver of any of the remedies which the Parent may have for damages or otherwise.

          6.    Successors, Assigns, Etc.    This Agreement shall be binding upon, and shall inure to the benefit of, Parent and its successors and assigns.

          7.    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without giving effect to its conflicts of laws principles.

5-2

        IN WITNESS WHEREOF, Parent and the Director hereto have executed this Agreement to be effective as of the Effective Date of the Merger .

FIRST CHESTER COUNTY CORPORATION
By:	John A. Featherman, III Chairman and Chief Executive Officer
DIRECTOR

5-3

 EXHIBIT 6

POST-CLOSING SELLING AGREEMENT

        I (we) hereby agree not to sell or otherwise transfer the shares of the common stock of First Chester County Corporation ("Parent") that I will receive in exchange for my (our) shares of the common stock of American Home Bank, National Association ("AHB") after the Effective Date of the Merger of AHB with and into First National Bank of Chester County ("Parent Bank") pursuant to the terms and conditions as set forth in the Agreement and Plan of Merger, dated as of September     , 2008, by and among Parent, Parent Bank and AHB ("Merger Agreement") for a period of one year after such Effective Date and thereafter only as set forth below:

        Not more than 10% of the shares of Parent Common Stock I (we) receive in the Merger in any three month period commencing on or after the first anniversary of the Effective Date of the Merger.

        All capitalized terms used herein are the same as defined in the Merger Agreement unless otherwise defined.

        IN WITNESS WHEREOF, in consideration of the parties entering into the Merger Agreement, and intending to be legally bound hereby I (we) have executed this Agreement this     day of                        , 2008.

Name		Name
Acknowledged and Agreed:
AMERICAN HOME BANK, NATIONAL ASSOCIATION
By:	Anna R. Smith
FIRST CHESTER COUNTY CORPORATION
By:	John A. Featherman, III Chairman and Chief Executive Officer

6-1

 EXHIBIT 7

EXECUTIVE EMPLOYMENT AGREEMENT

FIRST CHESTER COUNTY CORPORATION

THE FIRST NATIONAL BANK OF CHESTER COUNTY

and

JAMES M. DEITCH

i

 EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT made this 18th day of September, 2008, by and between FIRST CHESTER COUNTY CORPORATION, a Pennsylvania business corporation, and THE FIRST NATIONAL BANK OF CHESTER COUNTY, a wholly-owned subsidiary of First Chester County Corporation and a national banking association with its principal offices located at 9 North High Street, West Chester, Pennsylvania (hereinafter individually referred to as "Corporation" and "Bank" respectively, and collectively referred to as "FNB") and JAMES M. DEITCH, of 3405 Pebble Ridge Drive, York, Pennsylvania 17402 (hereinafter referred to as "Deitch").

        Reference is made to that certain Agreement and Plan of Merger, dated of even date herewith by and among, the Corporation, the Bank and American Home Bank, National Association ("AHB") (the "Merger Agreement"). Capitalized terms that are not defined herein have the meanings given to them in the Merger Agreement.

        This Agreement is being executed as an inducement to the Corporation and Bank to enter into and to perform their respective obligations under the Merger Agreement and as a condition to the Corporation's and the Bank's obligations under the Merger Agreement.

        Deitch is currently the Chief Executive Officer of AHB. Upon consummation of the transactions contemplated by the Merger Agreement, and pursuant to the terms thereof, Deitch is to become the Managing Director of the American Home Bank Division of FNB (the "AHB Division") and a member of the Boards of Directors of the Corporation and the Bank.

        Deitch's leadership skills and services have constituted a major factor in the successful growth and development of AHB.

        FNB desires to employ and retain the experience and financial ability and services of Deitch as Managing Director of the AHB Division from the effective date hereof and to prevent any other business in competition with FNB from securing the benefit of his services, background and expertise in the banking business.

        The terms, conditions and undertakings of this Agreement were submitted to and duly approved and authorized by the Boards of Directors of both the Corporation and the Bank.

        NOW, THEREFORE, in consideration of the foregoing recitals, which are hereby incorporated by reference, and intending to be legally bound hereby, the parties hereto agree as follows:

        1.    Employment

                Upon consummation of the transactions contemplated by the Merger Agreement, FNB will employ Deitch as the Managing Director of the AHB Division, and Deitch hereby accepts such employment, under and subject to the terms and conditions hereinafter set forth. The "Effective Date" of the transactions contemplated by the Merger Agreement and as defined therein is also referred to herein as the "Employment Commencement Date."

        2.    Term

                Subject to the provisions for termination of this Agreement provided in Paragraph 5 hereof, the term of this Agreement shall be for a period commencing the Effective Date and ending at 11:59 p.m. on December 31, 2010 (the "Term"). On January 1, 2010 and on each succeeding January 1, the Term shall be extended automatically for one year, unless either of the following two conditions is met: (a) FNB or Deitch give written termination notice pursuant to Section 5 hereof, or (b) FNB or Deitch agree to a mutually acceptable date on which to terminate this Agreement.

        3.    Compensation

                During the Term of this Agreement, FNB shall pay Deitch a salary (hereinafter referred to as "Compensation") and provide Deitch with life, health and disability insurance coverage, retirement (qualified and nonqualified) benefits, vacations, bonuses, and other benefits (hereinafter collectively referred to as the "Benefits"), the amounts and nature of which shall be fixed by the Boards of

Directors of the Corporation and the Bank from time to time and set forth on the attached Exhibit "A"; provided, however, that in no event shall Deitch's Compensation be less than one hundred percent (100%) of the Compensation set forth on Exhibit "A", and in no event shall Deitch's Benefits be less than or materially different from the Benefits he is to receive as of the date of this Agreement.

        4.    Position and Responsibilities

        (a)    Position and Duties.    Deitch will be employed as the Managing Director of the AHB Division, reporting to the President of the Bank, and, except as set forth in Section 5 hereof, will continue to serve as the Managing Director of the AHB Division throughout the entire Term. In no event shall Deitch be employed by the Corporation or the Bank during any calendar year subsequent to 2008 at a lower position or rank and any such diminution in position or authority shall be considered a breach of this Agreement by FNB, which breach FNB shall be provided an opportunity to cure within thirty (30) days upon notice to FNB by Deitch. Deitch shall devote his full time and efforts solely to the business of FNB and the AHB Division and shall diligently, efficiently and effectively perform such duties as shall be assigned to him, which shall consist of the general and active management of the business of the AHB Division and such other duties of supervision and management as are generally vested in the office of the Chief Executive Officer or Managing Director of a major division or as are directed or otherwise set forth in job descriptions established by the Boards of Directors of the Corporation or the Bank for such offices. Unless otherwise directed by the Board of Directors of the Corporation or the Bank, the Chief Executive Officer of the Corporation or the Bank, or the President of the Corporation or the Bank, Deitch shall have overall responsibility for oversight of the management, profitability and performance of the AHB Division which includes, without limitation, oversight and responsibility for ensuring the safety and soundness of FNB to the extent impacted by the AHB Division. Deitch shall at all times during the Term of this Agreement refrain from doing any act, disclosing any information or making any statements to any person other than officers of FNB which may result in the disclosure of confidential information or adversely affect the good reputation of FNB in the community or which might adversely affect the professional or business relationship between FNB and any business, depositor, borrower or any other person with whom FNB is doing business or is contemplating doing business.

        (b)    Office and Support.    FNB shall provide Deitch with an office, secretarial assistance and such other facilities and support services as shall be suitable to Deitch's position and responsibilities as set forth above and as may be necessary to enable Deitch to perform such duties effectively and efficiently.

        (c)    Location of Office.    In connection with Deitch's employment by the Corporation and the Bank, Deitch shall maintain his office at 3840 Hempland Road, Mountville, Pennsylvania, or at such other office as the Board of Directors of the Corporation or the Bank may select within the immediate vicinity of Mountville, Pennsylvania.

        5.    Termination

        (a)    Death.    If Deitch dies during his employment hereunder, his Compensation and Benefits hereunder shall terminate, and his bonus (if any) shall be prorated as of the last day of the third month after the month in which he dies.

        (b)    Disability.    If Deitch shall become disabled (as determined by FNB's insurance carrier or a physician of its choice) during the Term, then from and after the date upon which it is determined that Deitch became disabled and until such time as Deitch returns to the full time employment at FNB, he shall not receive his Compensation and Benefits, but shall only be entitled to receive disability benefits as are provided under the disability insurance and/or salary continuation policy covering Deitch which is maintained in force by FNB at the time such disability occurs. FNB shall maintain a disability insurance policy or salary continuation policy covering Deitch during the entire Term, and FNB shall not cause or suffer any termination, lapse, suspension or modification of any of such policies or any reductions in

2

the amounts of coverage provided thereunder without first giving Deitch at least thirty (30) days prior written notice thereof.

        (c)    For Cause.    The Board of Directors of the Corporation or the Bank may terminate this Agreement at any time if Deitch is convicted of a crime which is a felony or misdemeanor and that involves fraud, dishonesty or moral turpitude, or if he breaches any material provision of this Agreement or substantially fails to provide the services which are required of him under the terms of this Agreement. However, prior to terminating this Agreement by reason of Deitch's failure to provide services hereunder or his breach of any provision of this Agreement, the Board of Directors of the Corporation or the Bank shall first give Deitch written notice specifically identifying the manner in which Deitch has breached the terms of this Agreement and the approximate date or dates on which such violations have occurred. Deitch shall have thirty (30) days from his receipt of such notice within which to cure or correct the effects of such breach and to report in writing to the Boards of Directors of the Corporation and the Bank all steps which he has taken to cure such breach. If Deitch shall not have corrected or cured such breach or diligently taken all steps which are necessary to do so within the aforesaid thirty (30) day period, the Board of Directors of the Corporation or the Bank may terminate this Agreement immediately, upon giving Deitch written notice of such termination on or after the 31st day following the date on which notice of the breach was delivered to Deitch. If the breach asserted by the Board of Directors of the Corporation or the Bank is, because of its nature, incapable of being corrected or cured, then such breach shall not be cause for termination of this Agreement unless such breach shall be deemed to have caused FNB significant and irreparable harm in the opinion of a simple majority of all of the members of the Board of Directors of the Corporation or the Bank. Any decision rendered by the Board of Directors of the Corporation or the Bank which reasonably determines that such breach has caused significant or irreparable harm to FNB shall be final, binding and conclusive for purposes of this Agreement and shall not be subject to challenge by Deitch. If such breach is not deemed to have caused FNB significant and irreparable harm, then this Agreement may not be terminated by reason thereof, but any future breach of a similar nature shall be cause for immediate termination by the Board of Directors of the Corporation or the Bank upon giving Deitch written notice thereof. If this Agreement is terminated by FNB for cause pursuant to this subparagraph, then FNB shall be under no obligation to provide Compensation or Benefits to Deitch following the effective date of such termination, except for such Compensation and Benefits which have accrued and which have not been paid or furnished as of the effective date of such termination.

        (d)    Removal Without Cause.    The Corporation or the Bank shall have the right at any time upon written notice to Deitch, to terminate the employment of Deitch hereunder. If such termination by the Corporation or the Bank is not by reason of disability pursuant to paragraph (b), of this Section 5 or for cause pursuant to paragraph (c) of this Section 5, FNB shall be obligated to continue to pay the Compensation and provide the Benefits to Deitch for twenty-four (24) months, at the rate, times and intervals at which such Compensation and Benefits are being paid or provided as of the date on which FNB terminates the employment of Deitch.

        (e)    Breach by FNB.    If FNB breaches any provision of this Agreement (specifically including, but not limited to, substantial diminution in the position and authority of Deitch which has not been cured by FNB as set forth in the preceding paragraphs as well as any failure by FNB to appoint or nominate for re-election Deitch to the Board of the Corporation and any failure to appoint or nominate for re-election Deitch to the Board of the Bank), Deitch may leave the employment of FNB; however, Deitch must provide written notice to FNB of any alleged breach and FNB must have thirty (30) days to cure or correct such breach or otherwise inform Deitch that it declines to do so. If FNB fails to cure or correct such breach, or otherwise informs Deitch that it declines to do so, Deitch will be under no obligation to perform his duties hereunder and shall have no further liability or obligations under any provisions of this Agreement. In such event, however, FNB shall be obligated to continue to pay the Compensation and provide the Benefits to Deitch for twenty-four (24) months, at the rate, times and

3

intervals at which such Compensation is being paid on the date on which FNB commits a breach of this Agreement.

        (f)    By Deitch.    Deitch may terminate this Agreement effective as of December 31st of any year during the Term of this Agreement for any reason, by giving the Boards of Directors of the Corporation and the Bank written notice thereof on or before December 1st of such year. If Deitch terminates this Agreement pursuant to this subparagraph, FNB shall be under no obligation to pay any Compensation or provide any Benefits to Deitch following the effective date of such termination, except that FNB shall remain liable to pay the Compensation and Benefits which have accrued but which remain unpaid or unfurnished as of the effective date of such termination.

        (g)    At End of Term.    If FNB terminates Deitch's employment hereunder as of the end of the Term or any extension thereof, FNB shall be obligated, as severance payments, to continue to pay the Compensation and provide the Benefits to Deitch for a period of twenty-four (24) months after such termination at the rates, times and intervals at which such Compensation and Benefits are being paid or provided as of the date on which FNB terminates the employment of Deitch. If Deitch's employment by FNB continues after the end of the Term or any extension thereof, no severance payments will be provided to him.

        (h)    Termination After a Change in the Ownership or Effective Control.    If Deitch's employment is terminated (i) by the Corporation or the Bank and such termination is not by reason of death, disability or for cause as set forth in this Section 5, (ii) or by Deitch pursuant to Section 5 of this Agreement, and such termination is within two years after a "Change in the Ownership or Effective Control", then the Corporation and the Bank shall be obligated, jointly and severally, to continue to provide Deitch with the Compensation and Benefits provided for three (3) years after such termination (in lieu of other continuation payments provided in this Agreement). Such Compensation and Benefits shall be paid and provided at the rate, times and intervals at which such compensation and benefits were paid or provided on the date of such termination of Deitch's employment. A Change in the Ownership or Effective Control of the Corporation or the Bank occurs under the terms of Treasury Regulations, Section 1.409A-3(i)(5).

        (i)    Limitation on Payments.    If there is a determination, either made or confirmed by FNB's outside legal counsel, that any payment to Deitch pursuant to this Agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Code or any similar tax imposed by federal, state or local law, Deitch shall receive a payment such that, after payment of all taxes on such amount, leaves a balance sufficient to pay the excise or similar tax.

        (j)    Compliance with Section 409A.    Payments made pursuant to this Agreement that are subject to the provisions of Section 409A of the Code may be made only in compliance with that Section. Deitch agrees to any changes in the timing of distributions or other provisions that are necessary to assure compliance with Section 409A.

        (k)    Resignation from Board.    If Deitch's employment with FNB is terminated for any reason, he will immediately tender his resignation as director of the Corporation and the Bank to the Chairman of the Boards of the Corporation and the Bank. Such resignation will become effective upon acceptance by the Board of Directors of the Corporation, except that if Deitch is terminated by FNB for Cause his resignation shall become effective immediately.

        6.    Indemnification

        FNB agrees to indemnify Deitch to the maximum extent permitted under applicable law for any liability incurred by Deitch in his capacity as an officer or director of FNB. In such right or rights of indemnification which Deitch shall have as set forth hereunder or in the By-laws of the Corporation or the Bank as of the date Deitch's employment hereunder is terminated shall survive such termination. FNB shall obtain directors' and officers' liability insurance with coverage relating to all acts and omissions alleged to have occurred during the Term of this Agreement.

4

        7.    Expenses and Automobile

        Deitch is authorized to incur reasonable expenses for promoting the business of FNB, including expenses for travel, entertainment and similar items on behalf of FNB business. FNB shall reimburse Deitch for all such expenses upon the presentation by Deitch, from time to time, of an itemized account of such expenditures. In addition, FNB shall provide Deitch with an automobile for his use during the Term.

        8.    Restrictive Covenant

        (a)   During the Term of this Agreement and for a period of one (1) year thereafter, Deitch shall not, directly or indirectly, be employed by or enter into a consulting arrangement with or otherwise agree to perform personal services for any other bank or financial institution, including any mortgage banking business, doing business in Pennsylvania, New Jersey, New York, Maryland, Delaware or in any other state in which the AHB Division generated 5% or more of its business in the preceding twelve (12) months (the "Applicable Area"); directly or indirectly employ or seek to employ any person employed at that time by FNB, or otherwise encourage or entice any such person to leave such employment, or solicit any customers or vendors of FNB on behalf of or for the benefit of any such bank or financial institution, including any mortgage banking business; provided, however, that if Deitch terminates this Agreement by reason of a breach of this Agreement by FNB or if Deitch's employment is terminated for any reason other than pursuant to Sections 5(c) or 5(f) of this Agreement, this restrictive covenant shall be null and void and Deitch shall be entitled to be employed by any bank or financial institution, including any mortgage banking business, doing business in the Applicable Area. FNB understands that Deitch serves as a Governor of the Mortgage Bankers Association of America and that his duties under this service, including his testimony as an expert witness, shall not breach this Covenant. FNB understands that Deitch serves a Chairman of Hope International Global Fund (formerly Hope International Credit Corp), a non-profit association providing microfinance loans in non or less developed countries in Africa, Eastern Europe, the Middle East, Asia, South American and Central America and these activities shall not breach this covenant. FNB understands that Deitch writes articles, delivers speeches and presentations to trade organizations, corporations and conventions and these activities shall not breach this covenant, provided however that these activities do not interfere or diminish Deitch's performance of his obligations under this Agreement. FNB understands that Deitch is a director and shareholder of Flincheaugh Engineering, a privately-owned manufacturing company, and these activities shall not breach this covenant provided they do not interfere or diminish Deitch's performance of his obligations.

        (b)   Deitch covenants and agrees that at no time during the term of this Agreement, nor at any time following any termination of employment will Deitch communicate, furnish, divulge or disclose in any manner to any person or entity any Confidential Information (as defined in 8(c)) without the prior express written consent of FNB. After a termination of employment, Deitch shall not, without the prior written consent of FNB, or as may otherwise be required by law or legal process, communicate or divulge such Confidential Information to anyone other than FNB and its designees.

        (c)   For purposes of this Section, "Confidential Information" shall mean financial information about FNB, contract terms with vendors and suppliers, customer and supplier lists and data, trade secrets and such other competitively-sensitive information to which Deitch has access as a result of his positions with FNB, except that Confidential Information shall not include any information which was or becomes generally available to the public (i) other than as a result of a wrongful disclosure by Deitch, (ii) as a result of disclosure by Deitch during the term of this Agreement which he reasonably and in good faith believes is required by the performance of his duties under this Agreement, or (iii) any information compelled to be disclosed by applicable law or administrative regulation; provided that Deitch, to the extent not prohibited from doing so by applicable law or administrative regulation, shall give FNB written notice of the information to be so disclosed pursuant to clause (iii) of this sentence as far in advance of its disclosure as is practicable.

5

        (d)   Deitch acknowledges that monetary damages will not be an adequate remedy for FNB in the event of a breach of this Section 8, and that it would be impossible for FNB to measure damages in the event of such a breach. Therefore, Deitch agrees that, in addition to other rights that FNB may have, FNB is entitled to an injunction preventing Deitch from any breach of this Section 8.

        9.    Binding Effect

        This Agreement shall inure to the benefit of and be binding upon FNB, its successors and assigns, including, without limitation, any person, partnership, company or corporation which may acquire all or substantially all of the assets or business of FNB or into which FNB may be liquidated, consolidated, merged or otherwise combines, regardless of the identity or form of the surviving entity, and shall inure to the benefit of and be binding upon Deitch, his heirs, and personal representatives.

        10.    Notice

        Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered mail, return receipt requested, correctly addressed to Deitch's residence, in the case of Deitch, or to its principal office, in the case of FNB. Copies of all such notices shall simultaneously be personally delivered or sent by United States first class, registered or certified mail, or by a nationally-recognized overnight delivery service, to Patricia A. Gritzan, Esquire, Saul Ewing LLP, 1500 Market Street, Centre Square West, 38th Floor, Philadelphia, PA 19102.

        11.    Waiver of Breach

        Waiver by either party of the breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

        12.    Vested Benefits

        This Agreement shall not limit or in any way affect any benefits which Deitch may be entitled to receive under any benefits in which Deitch has a vested interest as of the date of this Agreement.

        13.    Savings Clause

        Should any provision contained herein be determined by decree or court or other judicial body to be illegal or unenforceable, such provision shall be considered null and void and the remainder of this Agreement shall remain in full force and effect and shall be construed without reference to any such provision. Nevertheless, it is the intention of the parties hereto that any such invalid or unenforceable provision shall, if possible, be construed and enforced in such a manner as to make the same valid and enforceable under applicable law and consistent with the reasonable intention of the parties as expressed in such provision.

        14.    Governing Law

        Questions pertaining to the validity, construction and administration of this Agreement shall be determined in accordance with the laws of the Commonwealth of Pennsylvania.

        15.    Entire Agreement; Modification

        This Agreement supersedes the Letter dated June 9, 2008 from the Corporation to Deitch, in his capacity as Chairman and Chief Executive Officer of AHB, and constitutes the entire understanding and agreement between the parties hereto with regard to the subject matter hereof, and there are no other agreements, conditions, representations or understandings, oral or written, expressed or implied, with regard to the subject of this Agreement. This Agreement may be amended or modified only by a written instrument executed by the parties hereto.

        [REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

6

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

THE FIRST NATIONAL BANK OF CHESTER COUNTY
By:	Kevin C. Quinn, President
FIRST CHESTER COUNTY CORPORATION
By:	John A. Featherman, III, Chairman and Chief Executive Officer
FIRST CHESTER COUNTY CORPORATION
By:	James M. Deitch

7

Exhibit "A"

James M. Deitch, Managing Director, AHB Division

2008 Compensation and Benefits

Annual Salary	$203,000
Group Medical Insurance	AHB Blue Shield, until converted to Personal Choice (Family Tier)
Group Dental Insurance	AHB Dental until converted to Delta Dental (Family Tier)
Group Vision Insurance	AHB Vision Benefits of America, until converted to Vision Benefits of America (Family Tier)
Retirement Savings Plan(s):
Qualified Plan: AHB 401(k) with match of 50 cents on every dollar up to $3,000 per year, until converted to 401(k) Plan administered by Lincoln Financial Group with Bank match: of 75 cents on every dollar up to 5% of base earnings. Annual discretionary profit sharing contribution made into 401(k) account: 3% of the first $30,000 of base salary, 6% of earnings above $30,000.
Please refer to IRS indexed dollar limits for 2008 for qualified and non-qualified plans.
Non Qualified Plan:	Non Qualified Plan: First National Bank of Chester County Supplemental Benefit Retirement Plan. Bank contributes 3% of annual salary into an interest bearing account.
Please refer to IRS indexed dollar limits for 2008 for qualified and non-qualified plans.
Group Life/AD&D Insurance	AHB Group Life/ADD until converted to All group life/disability policies are administered by Principal Financial Group. Please refer to the group policy which outlines exclusions and limitations.
Coverage 3x annual salary up to a maximum of $345,000
Supplemental Life Insurance	As approved by the Board of Directors and P&C Committee
Group Short Term Disability Insurance	Weekly maximum—$2,500 (duration is 24 weeks)
Group Long Term Disability Insurance	Coverage 60% of pre-disability earnings
Executive Incentive Plan	As set forth in Definitive Merger Agreement, Section 6.14
Automobile Lease	In lieu of Auto Allowance
Paid Time Off	Six weeks PTO

A-1

 EXHIBIT 8

EXECUTIVE EMPLOYMENT AGREEMENT

FIRST CHESTER COUNTY CORPORATION

THE FIRST NATIONAL BANK OF CHESTER COUNTY

and

ANNA RUTH SMITH

i

 EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT made this 18th day of September, 2008, by and between FIRST CHESTER COUNTY CORPORATION, a Pennsylvania business corporation, and THE FIRST NATIONAL BANK OF CHESTER COUNTY, a wholly-owned subsidiary of First Chester County Corporation and a national banking association with its principal offices located at 9 North High Street, West Chester, Pennsylvania (hereinafter individually referred to as "Corporation" and "Bank" respectively, and collectively referred to as "FNB") and ANNA RUTH SMITH, of 464 Lancer Drive, Columbia, Pennsylvania 17512 (hereinafter referred to as "Smith").

        Reference is made to that certain Agreement and Plan of Merger, dated of even date herewith by and among, the Corporation, the Bank and American Home Bank, National Association ("AHB") (the "Merger Agreement"). Capitalized terms that are not defined herein have the meanings given to them in the Merger Agreement.

        This Agreement is being executed as an inducement to the Corporation and Bank to enter into and to perform their respective obligations under the Merger Agreement and as a condition to the Corporation's and the Bank's obligations under the Merger Agreement.

        Smith is currently the President and Chief Operating Officer of AHB. Upon consummation of the transactions contemplated by the Merger Agreement, and pursuant to the terms thereof, Smith is to become the President of the American Home Bank Division of FNB (the "AHB Division").

        Smith's leadership skills and services have constituted a major factor in the successful growth and development of AHB.

        FNB desires to employ and retain the experience and financial ability and services of Smith as President of the AHB Division from the effective date hereof and to prevent any other business in competition with FNB from securing the benefit of her services, background and expertise in the banking business.

        The terms, conditions and undertakings of this Agreement were submitted to and duly approved and authorized by the Boards of Directors of both the Corporation and the Bank.

        NOW, THEREFORE, in consideration of the foregoing recitals, which are hereby incorporated by reference, and intending to be legally bound hereby, the parties hereto agree as follows:

        1.    Employment

                Upon consummation of the transactions contemplated by the Merger Agreement, FNB will employ Smith as the President of the AHB Division, and Smith hereby accepts such employment, under and subject to the terms and conditions hereinafter set forth. The "Effective Date" of the transactions contemplated by the Merger Agreement and as defined therein is also referred to herein as the "Employment Commencement Date."

        2.    Term

                Subject to the provisions for termination of this Agreement provided in Paragraph 5 hereof, the term of this Agreement shall be for a period commencing the Effective Date and ending at 11:59 p.m. on December 31, 2010 (the "Term"). On January 1, 2010 and on each succeeding January 1, the Term shall be extended automatically for one year, unless either of the following two conditions is met: (a) FNB or Smith give written termination notice pursuant to Section 5 hereof, or (b) FNB or Smith agree to a mutually acceptable date on which to terminate this Agreement.

        3.    Compensation

                During the Term of this Agreement, FNB shall pay Smith a salary (hereinafter referred to as "Compensation") and provide Smith with life, health and disability insurance coverage, retirement (qualified and nonqualified) benefits, vacations, bonuses, and other benefits (hereinafter collectively referred to as the "Benefits"), the amounts and nature of which shall be fixed by the Boards of Directors of the Corporation and the Bank from time to time and set forth on the attached

Exhibit "A"; provided, however, that in no event shall Smith's Compensation be less than one hundred percent (100%) of the Compensation set forth on Exhibit "A", and in no event shall Smith's Benefits be less than or materially different from the Benefits she is to receive as of the date of this Agreement.

        4.    Position and Responsibilities

        (a)    Position and Duties.    Smith will be employed as the President of the AHB Division, reporting to the Managing Director of the AHB Division, and, except as set forth in Section 5 hereof, will continue to serve as the President of the AHB Division throughout the entire Term. In no event shall Smith be employed by the Corporation or the Bank during any calendar year subsequent to 2008 at a lower position or rank and any such diminution in position or authority shall be considered a breach of this Agreement by FNB, which breach FNB shall be provided an opportunity to cure within thirty (30) days upon notice to FNB by Smith. Smith shall devote her full time and efforts solely to the business of FNB and the AHB Division and shall diligently, efficiently and effectively perform such duties as shall be assigned to her, which shall consist of the general and active management of the business of the AHB Division and such other duties of supervision and management as are generally vested in the office of the President of a major division or as are directed or otherwise set forth in job descriptions established by the Boards of Directors of the Corporation or the Bank for such offices. Unless otherwise directed by the Board of Directors of the Corporation or the Bank, the Chief Executive Officer of the Corporation or the Bank, the President of the Corporation or the Bank, or the Managing Director of the AHB Division, Smith shall have overall responsibility for the management, profitability and performance of the AHB Division which includes, without limitation, responsibility for ensuring the safety and soundness of FNB to the extent impacted by the AHB Division. Smith shall at all times during the Term of this Agreement refrain from doing any act, disclosing any information or making any statements to any person other than officers of FNB which may result in the disclosure of confidential information or adversely affect the good reputation of FNB in the community or which might adversely affect the professional or business relationship between FNB and any business, depositor, borrower or any other person with whom FNB is doing business or is contemplating doing business.

        (b)    Office and Support.    FNB shall provide Smith with an office, secretarial assistance and such other facilities and support services as shall be suitable to Smith's position and responsibilities as set forth above and as may be necessary to enable Smith to perform such duties effectively and efficiently.

        (c)    Location of Office.    In connection with Smith's employment by the Corporation and the Bank, Smith shall maintain her office at 3840 Hempland Road, Mountville, Pennsylvania, or at such other office as the Board of Directors of the Corporation or the Bank may select within the immediate vicinity of Mountville, Pennsylvania.

        5.    Termination

        (a)    Death.    If Smith dies during her employment hereunder, her Compensation and Benefits hereunder shall terminate, and her bonus (if any) shall be prorated as of the last day of the third month after the month in which she dies.

        (b)    Disability.    If Smith shall become disabled (as determined by FNB's insurance carrier or a physician of its choice) during the Term, then from and after the date upon which it is determined that Smith became disabled and until such time as Smith returns to the full time employment at FNB, she shall not receive her Compensation and Benefits, but shall only be entitled to receive disability benefits as are provided under the disability insurance and/or salary continuation policy covering Smith which is maintained in force by FNB at the time such disability occurs. FNB shall maintain a disability insurance policy or salary continuation policy covering Smith during the entire Term, and FNB shall not cause or suffer any termination, lapse, suspension or modification of any of such policies or any reductions in the amounts of coverage provided thereunder without first giving Smith at least thirty (30) days prior written notice thereof.

2

        (c)    For Cause.    The Board of Directors of the Corporation or the Bank may terminate this Agreement at any time if Smith is convicted of a crime which is a felony or misdemeanor and that involves fraud, dishonesty or moral turpitude, or if she breaches any material provision of this Agreement or substantially fails to provide the services which are required of her under the terms of this Agreement. However, prior to terminating this Agreement by reason of Smith's failure to provide services hereunder or her breach of any provision of this Agreement, the Board of Directors of the Corporation or the Bank shall first give Smith written notice specifically identifying the manner in which Smith has breached the terms of this Agreement and the approximate date or dates on which such violations have occurred. Smith shall have thirty (30) days from her receipt of such notice within which to cure or correct the effects of such breach and to report in writing to the Boards of Directors of the Corporation and the Bank all steps which she has taken to cure such breach. If Smith shall not have corrected or cured such breach or diligently taken all steps which are necessary to do so within the aforesaid thirty (30) day period, the Board of Directors of the Corporation or the Bank may terminate this Agreement immediately, upon giving Smith written notice of such termination on or after the 31st day following the date on which notice of the breach was delivered to Smith. If the breach asserted by the Board of Directors of the Corporation or the Bank is, because of its nature, incapable of being corrected or cured, then such breach shall not be cause for termination of this Agreement unless such breach shall be deemed to have caused FNB significant and irreparable harm in the opinion of a simple majority of all of the members of the Board of Directors of the Corporation or the Bank. Any decision rendered by the Board of Directors of the Corporation or the Bank which reasonably determines that such breach has caused significant or irreparable harm to FNB shall be final, binding and conclusive for purposes of this Agreement and shall not be subject to challenge by Smith. If such breach is not deemed to have caused FNB significant and irreparable harm, then this Agreement may not be terminated by reason thereof, but any future breach of a similar nature shall be cause for immediate termination by the Board of Directors of the Corporation or the Bank upon giving Smith written notice thereof. If this Agreement is terminated by FNB for cause pursuant to this subparagraph, then FNB shall be under no obligation to provide Compensation or Benefits to Smith following the effective date of such termination, except for such Compensation and Benefits which have accrued and which have not been paid or furnished as of the effective date of such termination.

        (d)    Removal Without Cause.    The Corporation or the Bank shall have the right at any time upon written notice to Smith, to terminate the employment of Smith hereunder. If such termination by the Corporation or the Bank is not by reason of disability pursuant to paragraph (b), of this Section 5 or for cause pursuant to paragraph (c) of this Section 5, FNB shall be obligated to continue to pay the Compensation and provide the Benefits to Smith for twelve (12) months, at the rate, times and intervals at which such Compensation and Benefits are being paid or provided as of the date on which FNB terminates the employment of Smith.

        (e)    Breach by FNB.    If FNB breaches any provision of this Agreement (specifically including, but not limited to, substantial diminution in the position and authority of Smith which has not been cured by FNB as set forth in the preceding paragraphs), Smith may leave the employment of FNB; however, Smith must provide written notice to FNB of any alleged breach and FNB must have thirty (30) days to cure or correct such breach or otherwise inform Smith that it declines to do so. If FNB fails to cure or correct such breach, or otherwise informs Smith that it declines to do so, Smith will be under no obligation to perform her duties hereunder and shall have no further liability or obligations under any provisions of this Agreement. In such event, however, FNB shall be obligated to continue to pay the Compensation and provide the Benefits to Smith for twelve (12) months, at the rate, times and intervals at which such Compensation is being paid on the date on which FNB commits a breach of this Agreement.

3

        (f)    By Smith.    Smith may terminate this Agreement effective as of December 31st of any year during the Term of this Agreement for any reason, by giving the Boards of Directors of the Corporation and the Bank written notice thereof on or before December 1st of such year. If Smith terminates this Agreement pursuant to this subparagraph, FNB shall be under no obligation to pay any Compensation or provide any Benefits to Smith following the effective date of such termination, except that FNB shall remain liable to pay the Compensation and Benefits which have accrued but which remain unpaid or unfurnished as of the effective date of such termination

        (g)    At End of Term.    If FNB terminates Smith's employment hereunder as of the end of the Term or any extension thereof, FNB shall be obligated, as severance payments, to continue to pay the Compensation and provide the Benefits to Smith for a period of twelve (12) months after such termination at the rates, times and intervals at which such Compensation and Benefits are being paid or provided as of the date on which FNB terminates the employment of Smith. If Smith's employment by FNB continues after the end of the Term or any extension thereof, no severance payments will be provided to her.

        (h)    Termination After a Change in the Ownership or Effective Control.    If Smith's employment is terminated (i) by the Corporation or the Bank and such termination is not by reason of death, disability or for cause as set forth in this Section 5, (ii) or by Smith pursuant to Section 5 of this Agreement, and such termination is within two years after a "Change in the Ownership or Effective Control", then the Corporation and the Bank shall be obligated, jointly and severally, to continue to provide Smith with the Compensation and Benefits provided for two (2) years after such termination (in lieu of other continuation payments provided in this Agreement). Such Compensation and Benefits shall be paid and provided at the rate, times and intervals at which such compensation and benefits were paid or provided on the date of such termination of Smith's employment. A Change in the Ownership or Effective Control of the Corporation or the Bank occurs under the terms of Treasury Regulations, Section 1.409A-3(i)(5).

        (i)    Limitation on Payments.    If there is a determination, either made or confirmed by FNB's outside legal counsel, that any payment to Smith pursuant to this Agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Code or any similar tax imposed by federal, state or local law, Smith shall receive a payment such that, after payment of all taxes on such amount, leaves a balance sufficient to pay the excise or similar tax.

        (j)    Compliance with Section 409A.    Payments made pursuant to this Agreement that are subject to the provisions of Section 409A of the Code may be made only in compliance with that Section. Smith agrees to any changes in the timing of distributions or other provisions that are necessary to assure compliance with Section 409A.

        6.    Indemnification

                FNB agrees to indemnify Smith to the maximum extent permitted under applicable law for any liability incurred by Smith in her capacity as an officer or director of FNB. In such right or rights of indemnification which Smith shall have as set forth hereunder or in the By-laws of the Corporation or the Bank as of the date Smith's employment hereunder is terminated shall survive such termination. FNB shall obtain directors' and officers' liability insurance with coverage relating to all acts and omissions alleged to have occurred during the Term of this Agreement.

        7.    Expenses and Automobile

                Smith is authorized to incur reasonable expenses for promoting the business of FNB, including expenses for travel, entertainment and similar items on behalf of FNB business. FNB shall reimburse Smith for all such expenses upon the presentation by Smith, from time to time, of an itemized account of such expenditures. In addition, FNB shall provide Smith with an automobile for her use during the Term.

4

        8.    Restrictive Covenant

        (a)   During the Term of this Agreement and for a period of one (1) year thereafter, Smith shall not, directly or indirectly, be employed by or enter into a consulting arrangement with or otherwise agree to perform personal services for any other bank or financial institution, including any mortgage banking business, doing business in Pennsylvania, New Jersey, New York, Maryland, Delaware or in any other state in which the AHB Division generated 5% or more of its business in the preceding twelve (12) months (the "Applicable Area"); directly or indirectly employ or seek to employ any person employed at that time by FNB, or otherwise encourage or entice any such person to leave such employment, or solicit any customers or vendors of FNB on behalf of or for the benefit of any such bank or financial institution, including any mortgage banking business; provided, however, that if Smith terminates this Agreement by reason of a breach of this Agreement by FNB or if Smith's employment is terminated for any reason other than pursuant to Sections 5(c) or 5(f) of this Agreement, this restrictive covenant shall be null and void and Smith shall be entitled to be employed by any bank or financial institution, including any mortgage banking business, doing business in the Applicable Area.

        (b)   Smith covenants and agrees that at no time during the term of this Agreement, nor at any time following any termination of employment will Smith communicate, furnish, divulge or disclose in any manner to any person or entity any Confidential Information (as defined in 8(c)) without the prior express written consent of FNB. After a termination of employment, Smith shall not, without the prior written consent of FNB, or as may otherwise be required by law or legal process, communicate or divulge such Confidential Information to anyone other than FNB and its designees.

        (c)   For purposes of this Section, "Confidential Information" shall mean financial information about FNB, contract terms with vendors and suppliers, customer and supplier lists and data, trade secrets and such other competitively-sensitive information to which Smith has access as a result of her positions with FNB, except that Confidential Information shall not include any information which was or becomes generally available to the public (i) other than as a result of a wrongful disclosure by Smith, (ii) as a result of disclosure by Smith during the term of this Agreement which she reasonably and in good faith believes is required by the performance of her duties under this Agreement, or (iii) any information compelled to be disclosed by applicable law or administrative regulation; provided that Smith, to the extent not prohibited from doing so by applicable law or administrative regulation, shall give FNB written notice of the information to be so disclosed pursuant to clause (iii) of this sentence as far in advance of its disclosure as is practicable.

        (d)   Smith acknowledges that monetary damages will not be an adequate remedy for FNB in the event of a breach of this Section 8, and that it would be impossible for FNB to measure damages in the event of such a breach. Therefore, Smith agrees that, in addition to other rights that FNB may have, FNB is entitled to an injunction preventing Smith from any breach of this Section 8.

        9.    Binding Effect

                This Agreement shall inure to the benefit of and be binding upon FNB, its successors and assigns, including, without limitation, any person, partnership, company or corporation which may acquire all or substantially all of the assets or business of FNB or into which FNB may be liquidated, consolidated, merged or otherwise combines, regardless of the identity or form of the surviving entity, and shall inure to the benefit of and be binding upon Smith, her heirs, and personal representatives.

        10.    Notice

                Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered mail, return receipt requested, correctly addressed to Smith's residence, in the case of Smith, or to its principal office, in the case of FNB. Copies of all such notices shall simultaneously be personally delivered or sent by United States first class, registered or certified mail, or by a nationally-recognized overnight delivery service, to Patricia A. Gritzan, Esquire, Saul Ewing LLP, 1500 Market Street, Centre Square West, 38th Floor, Philadelphia, PA 19102.

5

        11.    Waiver of Breach

                aiver by either party of the breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

        12.    Vested Benefits

                his Agreement shall not limit or in any way affect any benefits which Smith may be entitled to receive under any benefits in which Smith has a vested interest as of the date of this Agreement.

        13.    Savings Clause

                Should any provision contained herein be determined by decree or court or other judicial body to be illegal or unenforceable, such provision shall be considered null and void and the remainder of this Agreement shall remain in full force and effect and shall be construed without reference to any such provision. Nevertheless, it is the intention of the parties hereto that any such invalid or unenforceable provision shall, if possible, be construed and enforced in such a manner as to make the same valid and enforceable under applicable law and consistent with the reasonable intention of the parties as expressed in such provision.

        14.    Governing Law

                Questions pertaining to the validity, construction and administration of this Agreement shall be determined in accordance with the laws of the Commonwealth of Pennsylvania.

        15.    Entire Agreement; Modification

                This Agreement supersedes the Letter dated June 9, 2008 from the Corporation to Smith, in her capacity as President and Chief Operating Officer of AHB, and constitutes the entire understanding and agreement between the parties hereto with regard to the subject matter hereof, and there are no other agreements, conditions, representations or understandings, oral or written, expressed or implied, with regard to the subject of this Agreement. This Agreement may be amended or modified only by a written instrument executed by the parties hereto.

        [REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

6

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

THE FIRST NATIONAL BANK OF CHESTER COUNTY
By:	Kevin C. Quinn, President
FIRST CHESTER COUNTY CORPORATION
By:	John A. Featherman, III, Chairman and Chief Executive Officer
FIRST CHESTER COUNTY CORPORATION
By:	Anna Ruth Smith

7

Exhibit "A"

Anna Ruth Smith, President, AHB Division

2008 Compensation and Benefits

Annual Salary	$195,000
Group Medical Insurance	AHB Blue Shield, until converted to Personal Choice (Family Tier)
Group Dental Insurance	AHB Dental until converted to Delta Dental (Family Tier)
Group Vision Insurance	AHB Vision Benefits of America, until converted to Vision Benefits of America (Family Tier)
Retirement Savings Plan(s):
Qualified Plan: AHB 401(k) with match of 50 cents on every dollar up to $3,000 per year, until converted to 401(k) Plan administered by Lincoln Financial Group with Bank match: of 75 cents on every dollar up to 5% of base earnings. Annual discretionary profit sharing contribution made into 401(k) account: 3% of the first $30,000 of base salary, 6% of earnings above $30,000.
Please refer to IRS indexed dollar limits for 2008 for qualified and non-qualified plans.

Non Qualified Plan: First National Bank of Chester County Supplemental Benefit Retirement Plan Bank contributes 3% of annual salary into an interest bearing account.

Please refer to IRS indexed dollar limits for 2008 for qualified and non-qualified plans.
Group Life/AD&D Insurance	AHB Group Life/ADD until converted to All group life/disability policies are administered by Principal Financial Group. Please refer to the group policy which outlines exclusions and limitations.
Coverage 3x annual salary up to a maximum of $345,000
Supplemental Life Insurance	As approved by the Board of Directors and P&C Committee
Group Short Term Disability Insurance	Weekly maximum—$2,500 (duration is 24 weeks)
Group Long Term Disability Insurance	Coverage 60% of pre-disability earnings
Executive Incentive Plan	As set forth in Definitive Merger Agreement, Section 6.14
Automobile Lease	In lieu of Auto Allowance
Paid Time Off	Five weeks PTO

A-1

 AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        THIS FIRST AMENDMENT (the "Amendment") to the Agreement and Plan of Merger dated as of September 18, 2008 (the "Merger Agreement"), is made by and among First Chester County Corporation, First National Bank of Chester County, and American Home Bank, National Association as of October 14, 2008. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Merger Agreement.

        Pursuant to Section 9.2 of the Merger Agreement, the parties hereto agree as follows:

        1.     The definition of "AHB Regulation" set forth in Section 1.1 is hereby deleted in its entirety and replaced with the following: "has the meaning set forth in Section 5.3(g)(ii)(3)."

        2.     Section 6.14 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

          "AHB Management Incentive Plan.     Parent Bank and AHB shall agree to establish an incentive compensation arrangement (the "AHB MIP") providing for the compensation described on Schedule 6.14 of the AHB Disclosure Schedule for the benefit of the persons referred to therein, who will cease to be covered by the AHB Bonus Plan described in Schedule 4.1(d) of the AHB Disclosure Schedule; provided, however, that Schedule 6.14 contemplates further negotiation after the date hereof, except as to paragraphs 7, 8, 9, 10, 11, 12, 13, 15, and 19, and any failure of the parties to reach agreement with respect to any AHB MIP matter other than paragraphs 7, 8, 9, 10, 11, 12, 13, 15, and 19, shall not be deemed to be a breach of this Agreement by either party."

        3.     Section 7.1(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

          "(b)    Regulatory Approvals.    All regulatory approvals required to consummate the Merger shall have been obtained, including the receipt of any necessary regulatory approval to operate the main and branch offices of AHB as offices of the Surviving Bank, and such regulatory approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired."

        4.     Section 7.1(g) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

        "(g)    AHB Tangible Net Worth.    AHB's Tangible Net Worth as of the month end period prior to the Closing Date, plus or minus, the net present value of the effect on AHB's Tangible Net Worth at December 31, 2010, as reasonably calculated by AHB, of (i) any material restrictions or prohibitions on AHB's business model contained in any final written regulatory approval required by Section 7.1(b) and (ii) any changes to any AHB Regulations, including proposed changes that are published, adopted or become effective by any AHB Regulatory Authority prior to Closing, (which calculations shall be made no later than five (5) Business Days prior to the intended Closing Date) shall be greater than or equal to $13,913,000. Provided, however, that in the event AHB's Tangible Net Worth is calculated to be less than $13,913,000, within two (2) Business Days after receipt of such calculation, Parent must provide written notice to AHB if Parent intends not to waive the closing condition set forth in this Section 7.1(g). In the event Parent provides such written notice to AHB and AHB's Tangible Net Worth is calculated to be greater than or equal to $12,069,844, then the Exchange Ratio and Price Per Share shall be adjusted downward by a percent calculated by using the Adjustment Amount, defined as $13,913,000 minus the Tangible Net Worth calculated as of the month end period prior to the Closing Date, as the numerator, and $17,941,455 as the denominator. For example, if the Tangible Net Worth calculation resulted in an Adjustment Amount of $100,000, the Exchange Ratio would be adjusted downward by 0.56 percent to 0.6961, and the Price Per Share would be adjusted downward by 0.56 percent to $10.94 per share. Further provided, however, that in the event Parent provides such

1

written notice to AHB and AHB's Tangible New Worth is calculated to be less than $12,069,844, then during the two (2) Business Day period commencing with AHB's receipt of such notice, AHB and Parent may agree to adjust the Exchange Ratio and Price Per Share downward as provided in the preceding sentence or, in the absence of such agreement, neither AHB nor Parent shall be obligated to consummate the Merger. Following any adjustments made pursuant to this Section 7.1(g), any references in this Agreement to "Cash Amount," "Exchange Ratio," "Price Per Share" and "Stock Amount" shall thereafter be deemed to refer to those terms as adjusted directly pursuant to this Section 7.1(g) or as necessarily adjusted pursuant to the application of this Section 7.1(g).

        5.     Except as expressly amended by this Amendment, the Merger Agreement remains unmodified and in full force and effect.

        6.     This Amendment may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

        7.     This Amendment shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania applicable to contracts made to be performed entirely within such state.

[Signature page follows]

2

        IN WITNESS WHEREOF, the parties hereto, being all of the parties to the Merger Agreement, have caused this Amendment to be executed by their duly authorized officers, all as of the day and year first above written.

FIRST CHESTER COUNTY CORPORATION
By:	/s/ John A. Featherman, III

John A. Featherman, III, Chairman and Chief Executive Officer
FIRST NATIONAL BANK OF CHESTER COUNTY
By:	/s/ Kevin C. Quinn

Kevin C. Quinn, President
AMERICAN HOME BANK, NATIONAL ASSOCIATION
By:	/s/ James M. Deitch

James M. Deitch, President and Chief Executive Officer

3

 ANNEX B

Opinion of Sandler O'Neill & Partners, L.P.

September 18, 2008

Board of Directors
American Home Bank, N.A.
3840 Hempland Road
Mountville, PA 17554

Ladies and Gentlemen:

        American Home Bank, National Association ("AHB"), First Chester County Corporation ("Parent") and First National Bank of Chester County ("Bank") have entered into an Agreement and Plan of Merger, dated as of September 18, 2008 (the "Agreement"), pursuant to which AHB will merge with and into Bank with Bank as the surviving entity (the "Merger"). Pursuant to the Agreement, each share of AHB common stock, par value $1.00 per share, issued and outstanding immediately prior to the Merger (the "AHB Common Stock"), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, (i) cash in the amount of $11.00 (the "Per Share Price") or (ii) 0.700 of a share Parent common stock (the "Exchange Ratio" and together with the Per Share Price, the "Merger Consideration"). Pursuant to the election and proration procedures set forth in the Agreement, in the aggregate, approximately 90% of the Merger Consideration will be in the form of Parent common stock and approximately 10% will be in the form of cash. Capitalized terms used herein without definition shall have the meanings given to such term in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger to the holders of AHB Common Stock.

        Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain audited financial statements and other historical financial information of AHB as provided by senior management of AHB and that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent and Bank that we deemed relevant; (iv) internal financial projections for AHB for the years ending December 31, 2008 through 2012 as provided by and reviewed with management of AHB; (v) internal financial projections for the years ending December 31, 2008 through December 31, 2012 as provided by and discussed with senior management of Parent and Bank; (vi) the pro forma financial impact of the Merger on Parent and Bank, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of AHB and Parent; (vii) the publicly reported historical price and trading activity for Parent's common stock, including a comparison of certain financial and stock market information for Parent with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of AHB the business, financial condition, results of operations and prospects of AHB, including certain operating, liquidity, regulatory and other financial matters and held similar discussions with certain members of senior management of Parent regarding the business, financial condition, results of operations and prospects of Parent.

        In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by

AHB and Parent or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of AHB and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of AHB, Parent, Bank or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of AHB and Parent nor have we reviewed any individual credit files relating to AHB and Parent. We have assumed, with your consent, that the respective allowances for loan losses for both AHB and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        With respect to the internal projections and estimates for AHB and Parent as prepared by and discussed with the respective managements of AHB and Parent and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of AHB and Parent and used by Sandler O'Neill in its analyses, AHB's and Parent's respective managements confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of AHB and Parent and we assumed that such performances would be achieved. We express no opinion as to such financial projections and estimates or the assumptions on which they are based. We have also assumed that there has been no material change in AHB's and Parent's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that AHB and Parent will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived. Finally, with your consent, we have relied upon the advice AHB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Parent's common stock will be when shares of Parent's common stock are issued to AHB's shareholders pursuant to the Agreement or the prices at which Parent's common stock may trade at any time.

        We have acted as AHB's financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. AHB has also agreed to indemnify us against certain liabilities arising out of our engagement.

        In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to AHB and Parent and their respective affiliates. We may also actively trade the equity or debt securities of Parent or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion is directed to the Board of Directors of AHB in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of AHB as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger.

Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger to holders of AHB Common Stock and does not address the underlying business decision of AHB to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for AHB or the effect of any other transaction in which AHB might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by AHB's officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the company. This opinion was approved by Sandler O'Neill's fairness opinion committee.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received in the Merger is fair to the holders of AHB's Common Stock from a financial point of view.

Very truly yours,
/s/ Sandler O'Neill & Partners, L.P.

 ANNEX C

Opinion of The Kafafian Group, Inc.

September 18, 2008

Board of Directors
First Chester County Corporation
9 North High Street
West Chester, Pennsylvania 19380

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of First Chester County Corporation ("FCEC", or the "Company") common shares ("Common Shares"), of the consideration to be paid pursuant to the Agreement and Plan of Merger dated September 18, 2008 (the "Agreement") by and between the Company and American Home Bank, N.A. ("AHB"). As a result of the Merger, as defined in the Agreement, each outstanding Common Share of AHB shall cease to be outstanding and shall be converted into the right to receive 0.70 fully paid and nonassessable Common Shares of the Company, or $11.00 cash, subject to the provisions within the Agreement (the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement.

        The Kafafian Group, Inc. ("TKG"), as part of our financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, and valuations for corporate and other purposes. In the ordinary course of business TKG provides consulting services to financial institutions, including performance measurement, profitability outsourcing, strategic planning, profit improvement, and various financial advisory services. TKG also performs consulting and profitability reporting services on behalf of the Company during the past twelve months—for which it receives a fee. TKG does not have any relationship with AHB.

        In rendering this opinion, TKG, among other things:

  •
  Reviewed the Agreement;

  •
  Analyzed regulatory filings and other financial information concerning FCEC since 2005;

  •
  Analyzed regulatory filings and other financial information concerning AHB since 2005;

  •
  Discussed past, present, and future financial performance and operating philosophies with FCEC and AHB senior managements;

  •
  Reviewed certain internal financial data and projections of FCEC and the proposed combined company;

  •
  Reviewed certain internal financial data and projections of AHB and the proposed combined company;

  •
  Compared the financial condition, financial performance, and market trading multiples of FCEC and AHB to similar financial institutions;

  •
  Reviewed reported price and trading activity for FCEC and compared it to the price and trading activity for similar financial institutions;

  •
  Compared the consideration to be paid by FCEC and shareholders pursuant to the Agreement with the consideration paid in comparable merger transactions of other financial institutions;

  •
  Reviewed the pro forma impact of the Merger on the earnings and book value of FCEC and compared the contributions of each institution in a number of key financial categories to the combined company;

C-1

  •
  Considered other financial studies, analyses, and investigations and reviewed other information deemed appropriate to render this opinion.

        TKG spoke with certain members of senior management and other representatives of FCEC and AHB to discuss the foregoing as well as matters TKG deemed relevant. As part of its analyses, TKG took into account its assessment of general economic, market and financial conditions, its experience in similar transactions, as well as its experience in and knowledge of the banking industry. TKG's opinion is based upon conditions as they existed and could be evaluated on the respective dates thereof and the information made available to TKG through the respective dates thereof.

        TKG has assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed and/or discussed for the purposes of its opinion, without independent investigation. TKG assumed that financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of senior management and are based on reasonable assumptions, estimates and judgments. Any estimates contained in the analyses performed by TKG are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the values of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold.

        TKG did not make any independent evaluation or appraisals of either FCEC or AHB or their respective assets or liabilities, nor was it furnished with any such appraisals. TKG has not made a review of the loans or loan loss reserves or reviewed any individual loan files of FCEC or AHB. TKG did not conduct a physical inspection of any properties or facilities of FCEC or AHB. TKG also assumed, without independent verification, that the aggregate allowances for loan losses for FCEC and AHB were adequate.

        TKG relied upon assurances from management of FCEC and AHB that they are not aware of any facts or circumstances that may cause the information reviewed by it to contain a misstatement of omission of a fact material to its opinion. TKG has assumed that the Merger will be completed in accordance with the terms of the Merger Agreement and all applicable laws and regulations. TKG has assumed in all respects material to its analysis that all of the representations and warranties contained in the Agreement and all related agreements were true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement have not been nor will be waived. TKG also has assumed that there has been no material change to FCEC's or AHB's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us.

        This opinion is being furnished for the use and benefit of the Board of Directors of the Company and is not a recommendation to any shareholder as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Agreement.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration, as provided and described in the Agreement, is fair, from a financial point of view, to the holders of FCEC Common Stock.

Very truly yours,

/s/ The Kafafian Group, Inc.

C-2

 ANNEX D

Statutes Regarding Dissenters' Rights

12 U.S.C. § 215a

  (b)
  Dissenting shareholders

        If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a shareholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the share so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

  (c)
  Valuation of shares

        The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

  (d)
  Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

        If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefore, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

        Section 215(b)(4) of the National Bank Act defines the term "receiving association," as used in Section 215a, to mean the national banking association into which one or more national banking associations or one or more State banks, located within the same State, merge.

D-1

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the BCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the BCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article 10 of the Amended Articles of Incorporation ("Article 10") and Article VIII of the Bylaws (Bylaws Article VIII) of the registrant provides indemnification of directors, officers and other agents of the registrant and advancement of expenses to the extent otherwise permitted by the BCL.

        Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

        Article 10 and Bylaws Article VIII prohibit indemnification or advancement of expenses in cases where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted self dealing, willful misconduct or recklessness.

        As authorized by Article 10 and Bylaws Article VIII, the registrant has elected to maintain, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the registrant for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the registrant.

        Furthermore, under Article 10 and Bylaws Article VIII, such indemnification of, and advancement of expenses to, the directors and officers of the registrant shall constitute a contract between the registrant and each of its directors and officers which may be modified as to any director or officer only with that person's consent. Any amendment to Article 10 and Bylaws Article VIII which is adverse to any director or officer shall apply only on a prospective basis and shall not reduce any limitation on the personal liability of a director or limit the rights of a director or officer to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment.

        References in Article 10 and Bylaws Article VIII to Pennsylvania law or to any provision thereof shall be to such law as it existed on the date Article 10 and Bylaws Article VIII were adopted or such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of directors or limits the indemnification rights or the rights to advancement of expenses which the registrant may provide, the rights to limited liability, to indemnification and to the advancement of expense provided in this Article 10 and Bylaws Article VIII shall continue as theretofore to the exact permitted by law; and (b) if such change permits the registrant without the requirement of any further action by stockholders or directors to limit further the liability of directors (or limit the liability of officers) or to provide broader indemnification right or rights to the advancement of expenses than the registrant was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

Item 21.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

2.1	Agreement and Plan of Merger, dated as of September 18, 2008, among First Chester County Corporation, First National Bank Chester County and American Home Bank, National Association with Schedules and Annexes thereto. (Incorporated herein by reference to First Chester County Corporation's Current Report on Form 8-K filed on September 19, 2008 and included as Annex A of the proxy statement/prospectus.)
2.2

Amendment to Agreement and Plan of Merger, dated as of October 14, 2008, among First Chester County Corporation, First National Bank Chester County and American Home Bank, National Association. (Included as Annex A of the proxy statement/prospectus.)
3.1
Amended Articles of Incorporation of First Chester County Corporation. (Incorporated herein by reference to Exhibit 3(i) to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.)
3.2
Bylaws of First Chester County Corporation, as amended. (Incorporated herein by reference to Exhibit 3(ii) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2007.)
5.1	Opinion of Saul Ewing LLP as to the legality of the securities being registered (including consent).
8.1	Opinion of Saul Ewing LLP as to the United States federal income tax consequences of the merger (including consent).
8.2	Opinion of Thacher Proffitt & Wood LLP as to the United States federal income tax consequences of the merger (including consent).
10.1
Employment Agreement, dated as of June 27, 2008, by and between First Chester County Corporation and First National Bank of Chester County and John A. Featherman, Chairman and Chief Executive Officer. (Incorporated herein by reference to Exhibit 10.1 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.)
10.2
Employment Agreement, dated as of June 27, 2008, by and between First Chester County Corporation and First National Bank of Chester County and Kevin C. Quinn, President. (Incorporated herein by reference to Exhibit 10.2 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.)
10.3
Employment Agreement, dated September 18, 2008, by and between First Chester County Corporation, First National Bank of Chester County and James M. Deitch. (Incorporated herein by reference to Exhibit 10.1 to First Chester County Corporation's Form 8-K, dated September 18, 2008.)

10.4
Employment Agreement, dated September 18, 2008, by and between First Chester County Corporation, First National Bank of Chester County and Anna Ruth Smith. (Incorporated herein by reference to Exhibit 10.2 to First Chester County Corporation's Form 8-K, dated September 18, 2008.)
10.5
Support Agreement, dated September 18, 2008, by and between First Chester County Corporation and Franklin Financial Services Corporation. (Incorporated herein by reference to Exhibit 10.3 to First Chester County Corporation's Form 8-K, dated September 18, 2008.)
10.6
First Chester County Corporation Form of Restricted Stock Awards Agreement used for grants of restricted stock on February 7, 2008. (Incorporated herein by reference to Exhibit 10.1 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.)
10.7
First Chester County Corporation's Dividend Reinvestement and Stock Purchase Plan. (Incorporated herein by reference to Exhibit 10.1 to First Chester County Corporation's registration statement on Form S-3, filed August 7, 2003 (SEC File No. 333-107739).)
10.8
First Chester County Corporation's Amended and Restated Stock Bonus Plan. (Incorporated herein by reference to Exhibit 10 to First Chester County Corporation's registration statement on Form S-8, filed August 12, 1997 (SEC File No. 333-33411).)
10.9
First National Bank of Chester County's Amended and Restated Supplemental Benefit Retirement Plan, effective date January 1, 2005. (Incorporated herein by reference to Exhibit 10(f) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.10
First Chester County Corporation's Amended and Restated 1995 Stock Option Plan. (Incorporated herein by reference to an appendix to First Chester County Corporation's Proxy Statement for the 2003 Annual Meeting of Shareholders.)
10.11
First Chester County Corporation's Form of Stock Option Agreement for Directors. (Incorporated herein by reference to Exhibit 10(j) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2004.)
10.12
First Chester County Corporation's Form of Stock Option Agreement for Executive Officers. (Incorporated herein by reference to Exhibit 10(k) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2004.)
10.13	First Chester County Corporation's 2005 Restricted Stock Plan. (Incorporated herein by reference to Appendix A to First Chester County Corporation's 2005 Proxy Statement filed March 17, 2005.)
10.14
First Chester County Corporation's Form of Restricted Stock Award Agreement used for grants of restricted stock on March 8, 2007. (Incorporated herein by reference to Exhibit 10(k) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.15
Change of Control Agreement between First National Bank of Chester County and Deborah Pierce, dated February 18, 2005. (Incorporated herein by reference to Exhibit 10.3 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)
10.16
Change of Control Agreement between First National Bank of Chester County and Karen Walter, dated May 6, 2005. (Incorporated herein by reference to Exhibit 10.4 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.)

10.17
Change of Control Agreement between First National Bank of Chester County and John Balzarini, dated June 3, 2005. (Incorporated herein by reference to Exhibit 10.6 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.)
10.18
Change of Control Agreement between First National Bank of Chester County and Linda Hicks, dated May 23, 2005. (Incorporated herein by reference to Exhibit 10.7 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.)
10.19
Change of Control Agreement between First National Bank of Chester County and Michelle Venema, dated June 10, 2005. (Incorporated herein by reference to Exhibit 10.8 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.)
10.20
Change of Control Agreement between First National Bank of Chester County and Anthony Poluch, dated May 25, 2005. (Incorporated herein by reference to Exhibit 10.9 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.)
10.21
Change of Control Agreement between First National Bank of Chester County and Sheri Ashman, dated June 7, 2007. (Incorporated herein by reference to Exhibit 10(ee) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2007.)
10.22
First Chester County Corporation's Executive Incentive Plan (The plan is incorporated herein by reference to Exhibit 10(x) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2006) with 2007 Exhibits. (The 2007 Exhibits are incorporated herein by reference to Exhibit 10(r) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2007.)
10.23
First Chester County Corporation's Executive Incentive Plan as amended February 7, 2008 with 2008 Exhibits. (Incorporated herein by reference to Exhibit 10(s) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2007.) Portions of the 2008 Exhibits have been redacted and are subject to a Securities and Exchange Commission order granting confidential treatment dated April 1, 2008 under the Securities Exchange Act of 1934, as amended.
10.24	[Reserved]
10.25	[Reserved]
10.26	[Reserved]
10.27
Separation Benefits Agreement, dated as of October 2, 2006, by and between First National Bank of Chester County and Clay T. Henry. (Incorporated herein by reference to Exhibit 10(bb) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.28
First Chester County Corporation Restricted Stock Award Agreement for Clay T. Henry, dated as of October 2, 2006. (Incorporated herein by reference to Exhibit 10(cc) to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.29	[Reserved]
10.30
Lease Agreement, dated as of March 28, 2005, by and between First National Bank of Chester County and B.K. Campbell, Inc. (an affiliate of Brian Campbell, a Director of First Chester County Corporation). (Incorporated herein by reference to Exhibit 10.1 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.)

10.31
Joint Marketing Agreement, dated as of July 1, 2005, by and between First National Bank of Chester County, First National Wealth Advisory Services and the Elite Group, LLC (an affiliate of Matthew Naylor, a Director of First Chester County Corporation). (Incorporated herein by reference to Exhibit 10.2 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.)
10.32
Lease Agreement, dated as of May 1, 2007, by and between First National Bank of Chester County and Beiler-Campbell Inc. (an affiliate of Brian Campbell, a director of First Chester County Corporation). (Incorporated herein by reference to Exhibit 10.1 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)
10.33
Sale Agreement, dated as of September 28, 2007, by and between First National Bank of Chester County and FTN Ramp, LLC. (Incorporated herein by reference to Exhibit 10.1 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.)
10.34
Lease Agreement, dated as of September 28, 2007, by and between First National Bank of Chester County and FI Properties Pool I LP. (Incorporated herein by reference to Exhibit 10.2 to First Chester County Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.)
10.35	American Home Bank, National Association Stock Option Plan.
10.36	Form of American Home Bank, National Association Stock Option Agreement.
10.37
Oral Agreement by and between American Home Bank, National Association and Construction Mortgage Acceptance Corporation (an affiliate of James Deitch, who will serve as a director and executive officer, and Anna Ruth Smith, who will serve as an executive officer, of First Chester County Corporation following the merger).
14.1
First Chester County Corporation's Code of Conduct (Ethics) (Incorporated herein by reference to Exhibit 14 to First Chester County Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.)
21.1
Subsidiaries of First Chester County Corporation. First National Bank of Chester County, formerly known as The First National Bank of West Chester, is a banking institution organized under the banking laws of the United States in December 1863. Turks Head Properties, Inc., formerly known as 323 East Gay Street Corporation, was incorporated in 1996 in the State of Pennsylvania. Turks Head II, LLC was incorporated in 2003 in the State of Pennsylvania. FNB Insurance Services, LLC, doing business as First National Financial Advisory Services (formerly First National Wealth Advisory Services), a wholly-owned subsidiary of First National Bank of Chester County, is a limited liability company formed in 2000 under the laws of Pennsylvania. FNB Properties, LLC, a wholly-owned subsidiary of First National Bank of Chester County, is a limited liability company formed in 2000 under the laws of Pennsylvania. First Chester County Capital Trust II was formed on November 13, 2003. First Chester County Capital Trust III was formed on June 29, 2007.
21.2	Subsidiaries of American Home Bank, National Association.
23.1	Consent of Saul Ewing LLP (included in its opinions filed from Exhibits 5.1 and 8.1 hereto).
23.2	Consent of Thacher Proffitt & Wood LLP (included in its opinion filed as Exhibit 8.2 hereto).
23.3	Consent of Sandler O'Neill & Partners, L.P.
23.4	Consent of The Kafafian Group, Inc.
23.5	Consent of Grant Thornton LLP.

23.6	Consent of Beard Miller LLP.
24.1	Power of Attorney (included on the signature page of this Registration Statement).
99.1	Form of Proxy for Special Meeting of Shareholders of American Home Bank, National Association.
  (b)
  Financial Statement Schedules

        Not applicable.

Item 22.    Undertakings

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes as follows:

          (1)   that prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)   The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (d)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may b permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, described under Item 20 above, otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (e)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (f)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Chester, Commonwealth of Pennsylvania, on October 14, 2008.

FIRST CHESTER COUNTY CORPORATION
By:	/s/ JOHN A. FEATHERMAN, III Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Each of the undersigned directors and/or officers of First Chester County Corporation, a Pennsylvania corporation, hereby names, constitutes and appoints John A. Featherman, III, its Chairman and Chief Executive Officer, and John A. Balzarini, its Treasurer and Chief Financial Officer, or any of them, each acting along, as such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities in connection with the Registration Statement ("Registration Statement") on Form S-4 (or other appropriate form) for the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the common stock, par value $1.00 per share, of First Chester County Corporation; and in connection with any and all amendments to the Registration Statement and all instruments necessary or in connection therewith, including to sign the Registration Statement and any and all amendments and supplements relating thereto (including stickers and post-effective amendments), in the name and on behalf of First Chester County Corporation and in the name and on behalf of such officer or director of First Chester County Corporation; to attest to the seal of First Chester County Corporation thereon; and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, any state securities commission and any applicable securities exchange or securities self-regulatory organization; thereby granting to said attorneys-in-fact and agents, and each of them acting along, the full power and authority to do and perform every act and thing requisite, necessary or advisable to be done in and about the premises, as fully and to all intents and purposes as any such officer or director might or could do in person; and such persons are authorized to take or cause to be taken any and all such further actions in connection therewith in the name and on behalf of First Chester County Corporation as they, in their sole discretion, deem necessary or appropriate;

        And each of the undersigned hereby ratifies and confirms all that any said attorney-in-fact and agent, lawfully does or causes to be done by virtue hereof.

Signature	Title	Date

/s/ JOHN A. FEATHERMAN, III John A. Featherman, III	Chairman and Chief Executive Officer (Principal Executive Officer), and Director	October 14, 2008
/s/ JOHN BALZARINI John Balzarini	Treasurer and Chief Financial Officer (Principal Accounting and Financial Officer)	October 14, 2008
/s/ M. ROBERT CLARKE M. Robert Clarke	Director	October 14, 2008
/s/ CLIFFORD E. DEBAPTISTE Clifford E. DeBaptiste	Director	October 14, 2008
/s/ JOHN S. HALSTED John S. Halsted	Director	October 14, 2008
/s/ J. CAROL HANSON J. Carol Hanson	Director	October 14, 2008
/s/ LYNN JOHNSON-PORTER Lynn Johnson-Porter	Director	October 14, 2008
/s/ EDWARD A. LEO Edward A. Leo	Director	October 14, 2008
/s/ DAVID L. PEIRCE David L. Peirce	Director	October 14, 2008
/s/ JOHN B. WALDRON John B. Waldron	Director	October 14, 2008
/s/ KEVIN C. QUINN Kevin C. Quinn	Director	October 14, 2008
/s/ BRIAN K. CAMPBELL Brian K. Campbell	Director	October 14, 2008
/s/ MATTHEW S. NAYLOR Matthew S. Naylor	Director	October 14, 2008

 INDEX TO EXHIBITS

Item Number.	Description
2.1	Agreement and Plan of Merger, dated as of September 18, 2008, among First Chester County Corporation, First National Bank Chester County and American Home Bank, National Association with Schedules and Annexes thereto. (Incorporated herein by reference to First Chester County Corporation's Current Report on Form 8-K filed on September 19, 2008 and included as Annex A of the proxy statement/prospectus.)
2.2

Amendment to Agreement and Plan of Merger, dated as of October 14, 2008, among First Chester County Corporation, First National Bank Chester County and American Home Bank, National Association. (Included as Annex A of the proxy statement/prospectus.)
5.1	Opinion of Saul Ewing LLP as to the legality of the securities being registered (including consent).
8.1	Opinion of Saul Ewing LLP as to the United States federal income tax consequences of the merger (including consent).
8.2	Opinion of Thacher Proffitt & Wood LLP as to the United States federal income tax consequences of the merger (including consent).
10.35	American Home Bank, National Association Stock Option Plan.
10.36	Form of American Home Bank, National Association Stock Option Agreement.
10.37
Oral Agreement by and between American Home Bank, National Association and Construction Mortgage Acceptance Corporation (an affiliate of James Deitch, who will serve as a director and executive officer, and Anna Ruth Smith, who will serve as an executive officer of, First Chester County Corporation following the merger).
21.1
Subsidiaries of First Chester County Corporation. First National Bank of Chester County, formerly known as The First National Bank of West Chester, is a banking institution organized under the banking laws of the United States in December 1863. Turks Head Properties, Inc., formerly known as 323 East Gay Street Corporation, was incorporated in 1996 in the State of Pennsylvania. Turks Head II, LLC was incorporated in 2003 in the State of Pennsylvania. FNB Insurance Services, LLC, doing business as First National Financial Advisory Services (formerly First National Wealth Advisory Services), a wholly-owned subsidiary of First National Bank of Chester County, is a limited liability company formed in 2000 under the laws of Pennsylvania. FNB Properties, LLC, a wholly-owned subsidiary of First National Bank of Chester County, is a limited liability company formed in 2000 under the laws of Pennsylvania. First Chester County Capital Trust II was formed on November 13, 2003. First Chester County Capital Trust III was formed on June 29, 2007.
21.2	Subsidiaries of American Home Bank, National Association.
23.1	Consent of Saul Ewing LLP (included in its opinions filed from Exhibits 5.1 and 8.1 hereto).
23.2	Consent of Thacher Proffitt & Wood LLP (included in its opinion filed as Exhibit 8.2 hereto).
23.3	Consent of Sandler O'Neill & Partners, L.P.
23.4	Consent of The Kafafian Group, Inc.
23.5	Consent of Grant Thornton LLP.
23.6	Consent of Beard Miller LLP.
24.1	Power of Attorney (included on the signature page of this Registration Statement).
99.1	Form of Proxy for Special Meeting of Shareholders of American Home Bank, National Association.

QuickLinks

How to Obtain More Information
Notice of Special Meeting of Shareholders

Questions and Answers about the Merger
Summary
Market Price and Dividend Information
Market Value of Securities
Selected Historical Financial Data of First Chester County
Selected Historical Financial Data of American Home Bank
Selected Unaudited Pro Forma Combined Financial Information
Comparative Per Share Data
Risk Factors
A Warning about Forward-Looking Information
Special Meeting of Shareholders
Proposal No. 1: The Merger
Comparable Transaction Multiples
Comparable Transaction Multiples
Terminal Multiple
Terminal Multiple
Terminal Multiple
Terminal Multiple
Terminal Multiple
Terminal Multiple
Information with Respect to First Chester County
  Legal Proceedings
  Management's Discussion and Analysis of Financial Condition and Results of Operations
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND RATES FOR THE THREE MONTHS ENDED JUNE 30,
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND RATES FOR THE SIX MONTHS ENDED JUNE 30,
CONSOLIDATED AVERAGE BALANCE SHEET AND TAX EQUIVALENT INCOME/EXPENSES AND RATES FOR THE YEAR ENDED DECEMBER 31,
RATE VOLUME ANALYSIS
INVESTMENT SECURITIES AT DECEMBER 31,
INVESTMENT SECURITIES YIELD BY MATURITY AT DECEMBER 31, 2007
LOAN PORTFOLIO BY TYPE AT DECEMBER 31,
MATURITIES AND RATE SENSITIVITY OF LOANS DUE TO CHANGES IN INTEREST RATES AT DECEMBER 31, 2007(1)
DEPOSIT ANALYSIS
MATURITIES OF CERTIFICATES OF DEPOSIT, $100,000 OR MORE AT DECEMBER 31, 2007
ALLOWANCE FOR LOAN AND LEASE LOSSES
PERCENTAGE OF ALLOWANCE IN EACH CATEGORY TO TOTAL ALLOWANCE
ANALYSIS OF CHANGES IN THE ALLOWANCE FOR LOAN AND LEASE LOSSES
NON-PERFORMING LOANS AND ASSETS
CONSOLIDATED AVERAGE BALANCE SHEET AND TAX EQUIVALENT INCOME/EXPENSES AND RATES FOR THE YEAR ENDED DECEMBER 31,
RATE VOLUME ANALYSIS
INVESTMENT SECURITIES AT DECEMBER 31,
INVESTMENT SECURITIES YIELD BY MATURITY AT DECEMBER 31, 2006
LOAN PORTFOLIO BY TYPE AT DECEMBER
MATURITIES AND RATE SENSITIVITY OF LOANS DUE TO CHANGES IN INTEREST RATES AT DECEMBER 31, 2006(1)
DEPOSIT ANALYSIS
MATURITIES OF CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS, $100,000 OR MORE, AT DECEMBER 31, 2006
PERCENTAGE OF ALLOWANCE IN EACH CATEGORY TO TOTAL ALLOWANCE
ANALYSIS OF CHANGES IN THE ALLOWANCE FOR LOAN AND LEASE LOSSES
NON-PERFORMING LOANS AND ASSETS
INTEREST RATE SENSITIVITY GAP AS OF DECEMBER 31, 2007
Company-Wide Performance Measures Percentage of Base Salary
Functional/Individual Performance Measures Percentage of Base Salary
Restricted Stock Grants (In Number of Shares)
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN-BASED AWARDS DURING 2007
OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007
OPTION EXERCISES AND STOCK VESTED DURING 2007
NONQUALIFIED DEFERRED COMPENSATION TABLE AS OF DECEMBER 31, 2007
Information with Respect to American Home Bank
AVERAGE BALANCES AND AVERAGE INTEREST RATES (dollars in thousands)
AVERAGE BALANCES AND AVERAGE INTEREST RATES (in thousands)
AVERAGE BALANCES AND AVERAGE INTEREST RATES (dollars in thousands)
SUMMARY COMPENSATION TABLE
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
Description of First Chester County Common Stock
Comparison of Shareholder Rights
Proposal No. 2: Adjournment or Postponement
Experts
Legal Matters
Other Business
Shareholder Proposals
SEC Position on Indemnification for Securities Act Liabilities
Consolidated Financial Statements of First Chester County Corporation Index
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
CONDENSED BALANCE SHEETS
CONDENSED STATEMENTS OF INCOME
CONDENSED STATEMENTS OF CASH FLOWS
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AMERICAN HOME BANK, NATIONAL ASSOCIATION TABLE OF CONTENTS
INDEPENDENT AUDITOR'S REPORT
AMERICAN HOME BANK, NATIONAL ASSOCIATION CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2007 AND 2006
AMERICAN HOME BANK, NATIONAL ASSOCIATION CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
AMERICAN HOME BANK, NATIONAL ASSOCIATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
AMERICAN HOME BANK, NATIONAL ASSOCIATION CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
AMERICAN HOME BANK, NATIONAL ASSOCIATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN HOME BANK, NATIONAL ASSOCIATION CONSOLIDATED BALANCE SHEETS JUNE 30, 2008 AND DECEMBER 31, 2007 (UNAUDITED)
AMERICAN HOME BANK, NATIONAL ASSOCIATION CONSOLIDATED STATEMENTS OF OPERATIONS SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (UNAUDITED)
AMERICAN HOME BANK, NATIONAL ASSOCIATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (UNAUDITED)
AMERICAN HOME BANK, NATIONAL ASSOCIATION CONSOLIDATED STATEMENTS OF CASH FLOWS SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (UNAUDITED)
AMERICAN HOME BANK, NATIONAL ASSOCIATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2008 (UNAUDITED)
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
UNAUDITED PRO FORMA COMBINED BALANCE SHEETS AS OF JUNE 30, 2008 (IN THOUSANDS, EXCEPT SHARE DATA)
UNAUDITED PRO FORMA COMBINED INCOME STATEMENT FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007 (IN THOUSANDS, EXCEPT SHARE DATA)
UNAUDITED PRO FORMA COMBINED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2008 (IN THOUSANDS, EXCEPT SHARE DATA)
ANNEX A Agreement and Plan of Merger and Amendment to Agreement and Plan of Merger
  Execution Copy
AGREEMENT AND PLAN OF MERGER BY AND AMONG FIRST CHESTER COUNTY CORPORATION, FIRST NATIONAL BANK OF CHESTER COUNTY, AND AMERICAN HOME BANK, NATIONAL ASSOCIATION DATED AS OF SEPTEMBER 18, 2008

LIST OF EXHIBITS
AGREEMENT AND PLAN OF MERGER
RECITALS
ARTICLE I CERTAIN DEFINITIONS
ARTICLE II THE MERGER
ARTICLE III MERGER CONSIDERATION; EXCHANGE PROCEDURES
ARTICLE IV ACTIONS PENDING CLOSING
ARTICLE V REPRESENTATIONS AND WARRANTIES
ARTICLE VI COVENANTS
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER
ARTICLE VIII TERMINATION
ARTICLE IX MISCELLANEOUS
  EXHIBIT 1
SUPPORT AGREEMENT
  EXHIBIT A
  EXHIBIT 2
WARRANT CANCELLATION AGREEMENT
  EXHIBIT 3
AHB OPTION AND WARRANT HOLDER STANDSTILL AGREEMENT
  EXHIBIT 4
FORM OF VOTING AGREEMENT
  September , 2008
  EXHIBIT 5
FORM OF NON-COMPETITION AND NON-SOLICITATION AGREEMENT
  EXHIBIT 6
POST-CLOSING SELLING AGREEMENT
  EXHIBIT 7
EXECUTIVE EMPLOYMENT AGREEMENT FIRST CHESTER COUNTY CORPORATION THE FIRST NATIONAL BANK OF CHESTER COUNTY and JAMES M. DEITCH

EMPLOYMENT AGREEMENT
Exhibit "A" James M. Deitch, Managing Director, AHB Division 2008 Compensation and Benefits
  EXHIBIT 8
EXECUTIVE EMPLOYMENT AGREEMENT FIRST CHESTER COUNTY CORPORATION THE FIRST NATIONAL BANK OF CHESTER COUNTY and ANNA RUTH SMITH

EMPLOYMENT AGREEMENT
Exhibit "A" Anna Ruth Smith, President, AHB Division 2008 Compensation and Benefits
AMENDMENT TO AGREEMENT AND PLAN OF MERGER
ANNEX B Opinion of Sandler O'Neill & Partners, L.P.
ANNEX C Opinion of The Kafafian Group, Inc.
ANNEX D Statutes Regarding Dissenters' Rights
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers
  Item 21. Exhibits and Financial Statement Schedules
  Item 22. Undertakings
SIGNATURES
INDEX TO EXHIBITS